Form 20-F/A
period 2018-12-31
Aptorum Group Ltd
filed 2019-04-22
CIK 1734005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Commission file number: 001-38764

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Aptorum Group Limited (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, originally filed with the U.S. Securities Exchange Commission on April 15, 2019 (the “Original Filing”). The Company is filing this Amendment solely to:

1.	Include the complete corporate structure diagram included in Item 4. A. Information on the Company, History and Development of the Company (the “Diagram”). The Diagram included in the Original Filing inadvertently did not include the jurisdiction of our subsidiary, Smart Pharmaceutical Development Limited.

2.	Include the complete development phase figure included in Item 4. B. Information on the Company, Business Overview, Lead Projects and Other Projects under Development (the “Figure”). The Figure included in the Original Filing inadvertently omitted the arrows showing the stage of development associated with 4 of our, non-lead, projects.

3.	Include reference to the XBRL exhibits in the Exhibit Table within Item 19. The XBRL exhibits were filed with the Original Filing, but reference to same was inadvertently omitted from the exhibit table.

This Amendment consists solely of the cover page, this explanatory note, the entirety of Item 4 of Form 20-F – with the completed Figure and Diagram, Item 19, “Exhibits”, Exhibits 12.1, 12.2 and 13.1 and a signature page. Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on April 15, 2019. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

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
(Formerly known as "Forum Property Holding Limited)
(Cayman Islands)
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

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Association *
2.1	Registrant’s Specimen Certificate for Ordinary Shares*
2.2	Form of Underwriter’s Warrant+++
4.1	Form of Underwriting Agreement+++
4.2	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017 *
4.3	Employment Letter between the Company and Sabrina Khan (Chief Financial Officer), dated September 1, 2017 *
4.4	Addendum to Employment Letter between Company and Sabrina Khan (Chief Financial Officer) dated April 24, 2018 *
4.5	Appointment Letter between the Company and Darren Lui (Chief Business Officer, President & Director), dated September 25, 2017 *
4.6	Employment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated August 31, 2017 *
4.7	Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated September 25, 2017 *
4.8	Second Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated October 30, 2017 *
4.9	Third Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated January 2, 2018*
4.10	Appointment letter between the Company and Keith Chan (former Chief scientific officer) (Terminated March 13, 2019)*

4.11	Appointment Letter between the Company and Charles Bathurst (Independent Non-Executive Director), dated September 24, 2017 *
4.12	Appointment Letter between the Company and Mirko Scherer (Independent Non-Executive Director), dated September 24, 2017 *
4.13	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017 *
4.14	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018 *
4.15	Management Agreement between the Company and Guardian Capital Management Limited, dated March 1, 2017 *
4.16	Consulting Agreement between the Company and GloboAsia, LLC (includes provisions for the appointment of Keith Chan as Chief Scientific Officer) dated August 18, 2017 * (Terminated March 13, 2019)
4.17	Management Agreement between the Company and APTUS CAPITAL LIMITED, dated October 26, 2010 *
4.18	First Addendum to the Management Agreement between the Company and APTUS CAPITAL LIMITED, dated February 10, 2012 *
4.19	Second Addendum to the Management Agreement between the Company and APTUS CAPITAL LIMITED, December 9, 2016 *
4.20	Subscription Agreement between the Company and Peace Range Limited, dated April 6, 2018 *
4.21	Share Charge Agreement between the Company, Jurchen Investment Corporation and Peace Range Limited, dated April 25, 2018 * (Terminated March 12, 2019)
4.22	Deed of Guarantee of Jurchen Investment Corporation, acknowledged by Peace Range Limited, dated April 25, 2018 *
4.23	Charge Account Agreement between the Company and Peace Range Limited, dated April 25, 2018 *
4.24	Bond Certificate between the Company and Peace Range Limited, dated April 25, 2018 *
4.25	Escrow Agreement between the Company and Peace Range Limited, dated April 25, 2018* (Terminated February 22, 2019)
4.26	2017 Share Option Plan *
4.27	Form of Securities Purchase Agreement for the Series A Convertible Promissory Notes, dated May 15, 2018 *
4.28	Lock-up Agreement for Series A Convertible Promissory Notes, dated May 15, 2018 *
4.29	Service Agreement Between Covar Pharmaceuticals Incorporated and Videns Incorporation Limited*
4.30	Appointment Letter and Addendum to Service Agreement with Covar Pharmaceuticals Incorporated and Dr. Kwok Chow dated December 15, 2017*
4.31	Appointment Letter and Addendum to Service Agreement with Covar Pharmaceuticals Incorporated and Mr. Austin Feedman dated December 26, 2017*
4.32	Consulting Agreement between the Company and GloboAsia, LLC (includes provisions for the appointment of Keith Chan as member of the Scientific Advisory Board) dated March 13, 2019+
4.33	Exclusive License agreement for NLS-1 dated July 3, 2017#*
4.34	Addendum to License Agreement for NLS-1 dated February 9, 2018*
4.35	Exclusive License agreement for NLS-1 dated July 3, 2017#*
4.36	Addendum to License Agreement for NLS-1 dated February 9, 2018*
4.37	Exclusive License agreement for NLS-1 dated July 3, 2017#*
4.38	Addendum to License Agreement for NLS-1 dated February 9, 2018*
4.39	Exclusive Patent License Agreement for ALS-4 dated January 11, 2019****
4.40	Employment Agreement with Dr. Lee dated March 13, 2019++
4.41	Employment Agreement with Dr. Ng, dated March 13, 2019++
8.1	List of Subsidiaries*
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***
99.1	Code of Business Ethics *
101.INS	XBRL Instance Document+
101.SCH	XBRL Taxonomy Extension Schema Document+
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document+
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document+
101.LAB	XBRL Taxonomy Extension Label Linkbase Document+
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document+

#	Portions of the exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and the agreement with the omitted portions has been separately filed with the Securities and Exchange Commission.
****

Incorporated by reference to our Annual Report filed on Form 20-F on April 15, 2019.  Portions of the exhibit have been omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

***	Furnished with this amendment to the annual report on Form 20-F.
**	Filed with this amendment to the annual report on Form 20-F.
*	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018.
+++	Incorporated by reference to our Registration Statement Filed on Form F-1 on November 15, 2018.
++	Incorporated by reference to our Current Report on Form 6-K filed on April 1, 2019.
+	Incorporated by reference to our Annual Report filed on Form 20-F on April 15, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Aptorum Group Limited

Date: April 22, 2019	By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer
Principal Accounting and Financial Officer