Form 20-F
period 2019-12-31
Aptorum Group Ltd
filed 2020-04-29
CIK 1734005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Tel: +(852) 2117 6611

Fax: (852) 2850 7286

(Address of principal executive offices and Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A Ordinary shares, par value $1.00	APM	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Ordinary Shares: 6,597,362

Class B Ordinary Shares: 22,437,754

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards+ provided pursuant to Section 13(a) of the Exchange Act. ☐

+ The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“505(b)(2) Application” refers to an application for which one or more of the investigations relied upon by the applicant for approval “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted” (21 U.S.C. 355(b)(2)).

●	“Acticule” refers to Acticule Life Sciences Limited, an 80% owned subsidiary of Aptorum Group.

●	“Aeneas” refers to AENEAS CAPITAL LIMITED, a wholly-owned subsidiary of Aeneas Group Limited, which is an indirect wholly-owned subsidiary of Jurchen Investment Corporation through Aeneas Limited. Because Mr. Huen, our CEO, holds 100% equity interest in Jurchen Investment Corporation, we refer Aeneas as a fellow subsidiary of Aptorum Group.

●	“AGL” refers to Aeneas Group Limited, a wholly-owned subsidiary of Aeneas Limited and we refer AGL as a fellow subsidiary of Aptorum Group.

●	“AL” refers to Aeneas Limited, an entity 76.8% owned by Jurchen Investment Corporation and we refer AL as a fellow subsidiary of Aptorum Group.

●	“AML” refers to Aptorum Medical Limited, a 93% owned subsidiary of Aptorum Group, as of the date of this report.

●	“AML Clinic” refers to an outpatient medical clinic operated by AML under the name of Talem Medical.

●	“APD” refers to Aptorum Pharmaceutical Development Limited, a wholly-owned subsidiary of Aptorum Group.

●	“Aptorum Group,” “Company,” “we,” “Group” and “us” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong.

●	“Aptorum Non-Therapeutics Group” refers to the Company’s non-therapeutics segment that encompasses: (i) the development of surgical robotics and medical devices, which is operated through Signate Life Sciences Limited, (ii) AML Clinic and (iii) the sales of dietary supplement through Nativus Life Sciences Limited.

●	“Aptorum Therapeutics Group” refers to the Company’s therapeutics segment that is operated through its wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and its indirect subsidiary companies, whose principal places of business are in Hong Kong.

●	“Bond” refers to the $15,000,000 convertible bond the Company originally issued to Peace Range (as hereinafter defined) in the Bond Offering, but which has since been repurchased by one of the Company’s wholly owned subsidiaries, Aptorum Investment Holding Limited, pursuant to that certain Bond Repurchase Agreement dated April 24, 2019 between the Company, Peace Range and Aptorum Investment Holding Limited, and which has matured and been redeemed on October 25, 2019

●	“Bond Offering” refers to the Company’s private offering of the Bond that closed on April 25, 2018.

●	“Boustead” refers to Boustead Securities, LLC.

●	“cGCP” refers to Current Good Clinical Practice as adopted by the applicable regulatory authority.

●	“cGLP” refers to Current Good Laboratory Practice as adopted by the applicable regulatory authority.

●	“cGMP” refers to Current Good Manufacturing Practice as adopted by the applicable regulatory authority.

●	“China Renaissance” refers to China Renaissance Securities (HK) Limited.

●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares, par value $1.00 per share.

●	“CMC” refers to chemical, manufacturing and control.

●	“Covar” refers to Covar Pharmaceuticals Incorporated, a contract research organization engaged by the Company.

●	“CROs” refers to contract research organizations.

●	“EMA” refers to the European Medicines Agency.

●	“EMEA” refers to Europe, the Middle East and Africa.

●	“EPO” refers to the European Patent Organization or the European Patent Office operated by it.

●	“European Patent” refers to patents issuable by the EPO.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“FDA” refers to U.S. Food and Drug Administration.

●	“FDCA” refers to the U.S. Federal Food, Drug and Cosmetic Act.

●	“Fiscal year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“HKD” refers to Hong Kong Dollars.

●	“Hong Kong” or “H.K.” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong Doctors” refers to the doctors in Hong Kong under the employment of AML Clinic.

●	“IND” refers to Investigational New Drugs.

●	“IP” refers to intellectual property.

●	“IPO” or “Offering” means the initial public offering by the Company of 761,419 Class A Ordinary Shares consummated on December 17, 2018.

●	“Jurchen” refers to Jurchen Investment Corporation, a company wholly-owned by our CEO, Ian Huen, and a holding company of Aptorum Group.

●	“Lead Projects” refers to two of the Company’s therapeutic projects ALS-4 and SACT-1.

●	“Major Patent Jurisdictions” refers to the United States, member states of the European Patent Organization and the People’s Republic of China.

●	“Nativus” refers to Nativus Life Sciences Limited, a wholly-owned subsidiary of Aptorum Group.

●	“NMPA” refers to China’s National Medical Products Administration and its predecessor, the China Food and Drug Administration.

●	“NDA” refers to a New Drug Application issued by the FDA.

●	“PRC” and “China” refer to the People’s Republic of China.

●	“Registered Direct Offering” means the registered direct offering by the Company of 1,351,350 Class A Ordinary Shares and warrants to purchase up to 1,351,350 Class A Ordinary Share consummated on February 28, 2020.

●	“Restructure” refers to the Company’s change from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, effective as of March 1, 2017.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-227198) for the sale of up to 3,493,969 Class A Ordinary Shares (including Class A Ordinary Shares underlying certain warrants and a bond, as fully described therein) which initially filed on September 5, 2018 and became effective on December 3, 2018.

●	“R&D” refers to research and development.

●	“R&D Center” refers to an in-house pharmaceutical development center operated by APD.

●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission.

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Series A Notes” refers to Series A convertible notes, at a purchase price of $10,000 per note, sold in the Series A Note Offering.

●	“Series A Note Investors” refers to the investors who purchased Series A Notes.

●	“Series A Note Offering” refers to the private offering of Series A Notes, pursuant to Regulation S or Regulation D, as promulgated under the Securities Act that closed on May 15, 2018.

●	“Shares” or “Ordinary Share” are our Ordinary Shares, par value $1.00 per share.

●	“Signate” refers to Signate Life Sciences Limited, a wholly-owned subsidiary of Aptorum Group.

●	“UK” refers to the United Kingdom.

●	“Underwriter Warrants” refers to warrants issued to the underwriters of the IPO, which have now been fully exercised on a cashless basis.

●	“United States,” “U.S.” and “US” refer to the United States of America.

●	“Videns” refers to Videns Incorporation Limited, a wholly-owned subsidiary of Aptorum Group.

●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets (successor basis) as of December 31, 2019 and 2018, the related consolidated statements (successor basis) of operations and comprehensive loss, equity and cash flows for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017, the statements (predecessor basis) of operations, changes in net assets, and cash flows for the period January 1, 2017 through February 28, 2017, and the related notes to consolidated financial statements.

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following summary consolidated balance sheets (successor basis) as of December 31, 2019 and 2018, consolidated statements of operations and comprehensive loss (successor basis) for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017, as well as the statement of operations (predecessor basis) for the period January 1, 2017 through February 28, 2017, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following summary consolidated balance sheet (successor basis) as of December 31, 2017 have been derived from our audited consolidated financial statements which are not included in this annual report.

You should not view our historical results as an indicator of our future performance.

The following table presents our summary consolidated statements of operations and comprehensive loss (successor basis) for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017.

Selected Consolidated Statements of Operations and Comprehensive Loss (Successor Basis)

(In U.S. Dollars, except number of shares)

	Year Ended December 31, 2019	Year Ended December 31, 2018	March 1, 2017 through December 31, 2017

Revenue
Healthcare service income	$535,166	$383,450	$-

Operating expenses
Cost of healthcare service	(794,545)	(318,011)	-
Research and development expenses	(6,939,051)	(3,101,432)	(2,560,323)
General and administrative fees	(7,373,425)	(4,919,626)	(1,480,093)
Legal and professional fees	(3,405,705)	(1,811,770)	(1,395,490)
Other operating expenses	(220,891)	(560,709)	(257,177)
Total expenses	(18,733,617)	(10,711,548)	(5,693,083)

Other (loss) income
(Loss) gain on investments in marketable securities, net	(81,839)	501,522	3,912,500
Gain on non-marketable investments	1,147,190	-	-
Gain (loss) on investments in derivatives, net	87,599	(974,444)	(827,501)
Gain on use of digital currencies	46,717	-	-
Gain on extinguishment of convertible debts	1,198,490	-	-
Changes in fair value of warrant liabilities	(866,300)	124,726	-
Interest (expense) income, net	(3,699,672)	(4,458,191)	44,269
Rental income	16,868	-	-
Dividend income	-	-	2,308
Sundry income	232,460	-	-
Total other (loss) income, net	(1,918,487)	(4,806,387)	3,131,576

Net loss	(20,116,938)	(15,134,485)	(2,561,507)
Less: net loss attributable to non-controlling interests	(1,430,176)	(302,762)	(14,045)

Net loss attributable to Aptorum Group Limited	$(18,686,762)	$(14,831,723)	$(2,547,462)

Net loss per share – basic and diluted*	$(0.64)	$(0.53)	$(0.09)
Weighted-average shares outstanding – basic and diluted	29,008,445	27,909,788	26,963,435

Net loss	$(20,116,938)	$(15,134,485)	$(2,561,507)

Other Comprehensive loss
Unrealized loss on investments in available-for-sale securities	-	(1,122,251)	(367,782)
Exchange differences on translation of foreign operations	(10,897)	5,345	-
Other Comprehensive loss	(10,897)	(1,116,906)	(367,782)

Comprehensive loss	(20,127,835)	(16,251,391)	(2,929,289)
Less: comprehensive loss attributable to non-controlling interests	(1,430,176)	(302,762)	(14,045)

Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(18,697,659)	(15,948,629)	(2,915,244)

*	The shares and per share data are presented at a weighted average basis to reflect the nominal share issuance.

The following table presents our summary statements of operations (predecessor basis) for the period January 1, 2017 through February 28, 2017.

Selected Statement of Operations (Predecessor Basis)

(In U.S. Dollars)

January 1, 2017 through February 28, 2017
Investment income:
Interest income	$3,011
Total investment income	3,011
Expenses
General and administrative fees	17,516
Management fees	108,958
Legal and professional fees	98,646
Other operating expenses	1,907
Total expenses	227,027
Net investment loss	$(224,016)

Realized and unrealized losses
Net realized losses on investments in unaffiliated issuers	$(15,327)
Net change in unrealized depreciation on investments	(386,741)
Net realized and unrealized losses	(402,068)

Net decrease in net assets resulting from operations	$(626,084)

The following table presents our summary consolidated balance sheets (successor basis) as of December 31, 2019, 2018 and 2017.

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017

Cash and restricted cash	$5,293,173	$26,107,238	$16,725,807
Total current assets	8,032,881	28,722,941	20,283,399
Total assets	23,954,218	45,074,640	31,559,982
Total current liabilities	2,674,675	12,184,865	1,330,734
Total liabilities	9,102,466	12,328,738	1,330,734
Total equity attributable to the shareholders of Aptorum Group Limited	16,361,208	33,114,435	30,243,293
Non-controlling interests	(1,509,456)	(368,533)	(14,045)
Total equity	14,851,752	32,745,902	30,229,248
Total liabilities and equity	$23,954,218	$45,074,640	$31,559,982

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

The following table sets forth information concerning exchange rates between the H.K. dollar and the United States dollar for the periods indicated.

	Period Ended December 31, (1)	Average (2)
2016	7.7534	7.7618
2017	7.8128	7.7950
2018	7.8305	7.8376
2019	7.7894	7.8335
2020 (through April 24, 2020)	7.7506	7.7653
January, 2019	7.8463	7.8411
February, 2019	7.8496	7.8477
March, 2019	7.8498	7.8492
April, 2019	7.8451	7.8445
May, 2019	7.8387	7.8478
June, 2019	7.8103	7.8260
July, 2019	7.8275	7.8133
August, 2019	7.8403	7.8420
September, 2019	7.8401	7.8350
October, 2019	7.8376	7.8421
November, 2019	7.8267	7.8279
December, 2019	7.7894	7.8045
January, 2020	7.7665	7.7725
February, 2020	7.7927	7.7757
March, 2020	7.7513	7.7651
April, 2020	7.7506	7.7514

(1)	The exchange rates reflect the noon buying rate in effect in New York City for cable transfers of H.K. dollar.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

In addition, our ability to achieve and maintain profitability depends on timing and the amount of expenses we will incur. Our expenses could increase materially if we are required by the FDA, NMPA, EMA or other comparable regulatory authorities to perform studies in addition to those that we currently have anticipated. Even if our drug candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of these products.

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

Preclinical development is a long, expensive and uncertain process, and we may terminate one or more of our current preclinical development programs.

Traditionally, drug discovery and development is a time-consuming, costly and high-risk business. On average, the cost of launching a new drug is estimated to approach US$2.6 billion and can take around 12 years to make it to the market (4 key benefits of drug repositioning. (n.d.). Retrieved from http://www.totalbiopharma.com/2012/07/04/4-key-benefits-drug-repositioning/). Despite the huge expenditures, only approximately 1 in 1,000 potential drugs is graduated to human clinical trials after pre-clinical testing in the United States, (Norman, G. A. Drugs, Devices, and the FDA: Part 1. JACC: Basic to Translational Science, 1(3), 170-179, 2016) and nearly 86.2% of drug candidates entering phase 1 trials fails to achieve drug approval. (Wong C. H., Siah K. W. & Lo A. W. (2019, April), “Estimation of clinical trial success rates and related parameters,” retrieved from https://academic.oup.com/biostatistics/article/20/2/273/4817524). Even after a drug is commercialized, there are just too many factors affecting the sales of pharmaceutical products, including unmet need/burden of disease (68.2%), clinical efficacy (47.3%), comparator choice (36.4%), safety profile (36.4%), and price (35.5%) (Sendyona, S., Odeyemi, I., & Maman, K. “Perceptions and factors affecting pharmaceutical market access: Results from a literature review and survey of stakeholders in different settings” Journal of Market Access & Health Policy, 4(1), 31660, 2016). In the end, on average, only 20% of approved new drugs generate revenues that exceed the average R&D investment. (Rosenblatt, M. (2014, December 19) “The Real Cost of “High-Priced” Drugs,” retrieved from https://hbr.org/2014/11/the-real-cost-of-high-priced-drugs). We may determine that certain preclinical product candidates or programs do not have sufficient potential to warrant the allocation of resources toward them. Accordingly, we may elect to terminate our programs for and, in certain cases, our licenses to, such product candidates or programs. If we terminate a preclinical program in which we have invested significant resources, we will have expended resources on a program that will not provide a full return on our investment and missed the opportunity to have allocated those resources to potentially more productive uses.

Management has discretion to terminate the development of any of our projects at any time.

In light of the costs, both in time and expense, as well as the preclinical results and general business considerations, management may decide not to continue developing a particular preclinical program without announcement. Management will always base its decision on what it believes to be the most efficient use of the Company’s resources to provide the most value to its shareholders. As a result, investors may not always be aware of the termination of a previously announced study or trial. The Company will continue to provide update on its active preclinical projects in its SEC filings and/or press releases, as appropriate.

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

Because we have limited financial and managerial resources, we have chosen to focus at present on our two Lead Projects, which may ultimately prove to be unsuccessful. As a result of this focus, we may forego or delay pursuit of opportunities with other drug candidates, or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Even if we determine to pursue alternative therapeutic or diagnostic drug candidates, these other drug candidates or other potential programs may ultimately prove to be unsuccessful. In short, our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

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

Risks Related to Our Dietary Supplements

We may be subject to government regulations for dietary supplements

From a regulatory perspective, some of the Company’s non-drug candidates (including those developed under the project company Nativus), may be regulated as dietary supplements, including DOI (NLS-2). For those non-drug candidates that the Company plans to develop, they are subject to extensive and rigorous domestic government regulation, including regulation by the FDA, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, state and local governments and their respective foreign equivalents. The FDA regulates dietary supplements, cosmetics and drugs under different regulatory schemes.

For example, the FDA regulates the processing, formulation, safety, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and cosmetics under its dietary supplement and cosmetic authority, respectively. The FDA also regulates the research, development, pre-clinical and clinical testing, manufacture, safety, effectiveness, record keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import and export of pharmaceutical products under various regulatory provisions. If any drug products we develop are tested or marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not we have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding U.S. regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Our failure to comply with these regulations could result in, by way of example, significant fines, criminal and civil liability, product seizures, recalls, withdrawals, withdrawals of approvals and exclusion and debarment from government programs. Any of these actions, including the inability of our hormone therapy drug candidates to obtain and maintain regulatory approval, would have a materially adverse effect on our business, financial condition, results of operations and prospects.

In addition, the FDA’s policies may change and additional government regulations may be issued that could prevent, limit, or delay regulatory approval of our drug candidates, or impose more stringent product labeling and post-marketing testing and other requirements.

We intend to market DOI (NLS-2) in Hong Kong. In Hong Kong, dietary supplements are defined as “health food” products. “Health food” containing medicines are subject to the Pharmacy and Poisons Ordinance (Cap 138) and such “health food” containing Chinese medicines are regulated by the Chinese Medicine Ordinance (Cap 549), where they must meet the requirements in respect of safety, quality and efficacy before they can be registered.

For other “health food” products which cannot be classified as Chinese medicine or western medicine are regulated under the Public Health and Municipal Services Ordinance (Cap 132) as general food products. The Public Health and Municipal Services Ordinance requires the manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with the requirements in respect of food safety, food standards and labelling. In addition, all prepackaged food should bear labels which correctly list out the ingredients of the food under the Food and Drugs (Composition and Labelling) Regulations (Cap 132W) under the Ordinance.

The DOI (NLS-2) is made with the bioactive ingredient extracted Chinese yam powder and does not contain any western or Chinese medicine; therefore, registration is not required under the local laws for marketing in Hong Kong. We will, however, ensure the compliance of the Food and Drugs (Composition and Labelling) Regulations (Cap 132W) with by proper labelling in place.

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

The Company may sponsor studies on human participants in clinical studies of its device candidates. Such clinical studies are performed to support regulatory approvals for market access or to generate evidence relating to clinical benefits and cost benefits of using such device candidates. Clinical studies are costly and time consuming and associated with risks such as finding trial sites, recruitment of suitable patients, the actual cost per patient exceeding budget and inadequacies in the execution of the trials. There is also a risk of delays in the performance of clinical studies, which can occur for a variety of reasons. For example, delays in obtaining regulatory approval to commence a trial, reaching agreements on acceptable terms with prospective contract research organizations (“CROs”) and clinical investigational sites, obtaining institutional review board approval at each site, difficulties in patient enrolment, patients failing to complete a trial or return for follow-up, adding new sites or obtaining sufficient supplies of products or clinical sites dropping out of a trial. If delays persist, there is a risk that studies eventually are suspended or terminated if the delays occur due to circumstances that a sponsor of a clinical trial has difficulties controlling, or is unable to control, or if the measures required for conducting the studies further are deemed too costly or extensive in relation to the scopes and goals of the studies.

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

As of the date of this annual report, we have 37 employees, including 36 full-time employees and 1 part-time employee. Of these, 12 are engaged in full-time research and development and laboratory operations, 18 are engaged in general and administrative functions, 6 are full-time employees engaged in the clinic operation and 1 part-time employee is engaged in legal clerical support. As of the date of annual report, 37 of our employees are located in Hong Kong. In addition, we have engaged and may continue to engage 39 independent contracted consultants and advisors to assist us with our operations. As our development and commercialization plans and strategies develop, and as we have transitioned into operating as a public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. In connection with the audit of our financial statements for the year ended December 31, 2018 and the period March 1, 2017 through December 31, 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

In 2019, we took actions to remediate the abovementioned material weakness, and we believe we have remediated the material weakness by implementing the following measures:

●	provide trainings to staff regarding to the preparation of financial statements in compliance with generally accepted accounting principles in the United States;

●	change to a new and well-established accounting system to enhance effectiveness and financial and system control;

●	establish clear roles and responsibilities for accounting and financial reporting staff to address finance and accounting issues; and

●	continue to monitor the improvement on internal control over financial reporting.

As of December 31, 2019, we determined that the aforementioned measures have remediated the material weakness. However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2019. Therefore, based on the definition of “material weakness” and “significant deficiency” in the standards established by the Public Company Accounting Oversight Board of the United States, our management concluded that the deficiency now only rises to the level of a significant deficiency. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Our management concluded that our internal controls over financial reporting were effective as of December 31, 2019. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. Investors may lose confidence in our operating results, the price of the Class A Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A Ordinary Shares may not be able to remain listed on the NASDAQ Global Market.

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

We currently maintain property insurance for our office premises (including one unit of server and accessories). We hold employer’s liability insurance generally covering death or work-related injury of employees; we maintain “Office Care Plan Insurance” for those persons working in our offices and “Medical Plan” for our employee. We hold public liability insurance covering certain incidents involving unrelated parties that occur on or in the premises of the Company. We have directors and officers liability insurance. We do not have key-man life insurance on any of our senior management or key personnel, or business interruption insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. If any claims for damage are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

Fluctuations in exchange rates could result in foreign currency exchange losses

Our operations and equity are funded in U.S. dollars and we currently incur the majority of our expenses in U.S. dollars or in H.K. dollars. H.K. dollar is currently pegged to the U.S. dollar; however, we cannot guarantee that such peg will continue to be in place in the future. Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in H.K. dollars in certain Hong Kong operating entities. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

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

We had unrestricted cash of $5.19 million, $12.01 million and $16.25 million as of December 31, 2019, 2018 and 2017, respectively. We may invest our cash in a variety of financial instruments. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

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

Although we currently do not conduct any business in the PRC, we are the exclusive licensee to certain PRC patents directed to our drug candidates, and we intend to file application for certain products in the PRC. The pharmaceutical industry in the PRC is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. (See “Item 4. Information on the Company – B. Business Overview – Regulations”). In recent years, the regulatory framework in the PRC regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our drug candidates in the PRC and reduce the current benefits that we believe are available to us from developing and manufacturing drugs in the PRC. Chinese authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in the PRC. We believe our strategy and approach is aligned with the PRC government’s policies, but we cannot ensure that our strategy and approach will continue to be aligned.

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

A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Based on the current and anticipated value of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2018, and we may be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2019.

In determining whether we are a PFIC, cash and investments are considered by the U.S. Internal Revenue Service (“IRS”) to be a passive asset. During our taxable year ending December 31, 2019, we believe that the amount of restricted and unrestricted cash we had on hand and investments was greater than 50% of our total assets. The composition of our assets during the current taxable year may cause us to continue to be classified as a PFIC. The determination of whether we will be a PFIC for our current taxable year or a future year may depend in part upon how quickly we spend our liquid assets, and on the value of our goodwill and other unbooked intangibles not reflected on our balance sheet, which may depend upon the market value of our Class A Ordinary Shares from time to time. Further, while we will endeavor to use a classification methodology and valuation approach that is reasonable, the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles for purposes of determining whether we are a PFIC in the current or one or more future taxable years.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. holders if we were determined to be a PFIC. (See “Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations for U.S. Holders – Passive Foreign Investment Company Rules”)

Political risks associated with conducting business in Hong Kong.

While we operate our business globally, our business operations are principally based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this report, we derive substantially all of our revenue from operations in Hong Kong and, specifically, from the AML Clinic in Hong Kong operating under the name of Talem Medical. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the AML Clinic. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

The Hong Kong protests that begun in 2019 are ongoing protests in Hong Kong (the “Hong Kong Protests”) triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. We cannot assure that the Hong Kong Protests will not affect Hong Kong’s status as a Special Administrative Region of the People’s Republic of China and thereby affecting its current relations with foreign states and regions.

Our revenue is susceptible to the ongoing Hong Kong Protests as well as any other incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

We cannot assure that the Hong Kong Protests will end in the near future and that there will be no other political or social unrest in the near future or that there will not be other events that could lead to the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or that the economic, political and social conditions in Hong Kong are to be disrupted, our overall business and results of operations may be adversely affected.

We are subject to the risks of doing business globally.

Because we operate our business in Hong Kong and other countries, our business is subject to risks associated with doing business globally. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including: changes in a specific country’s or region’s political and cultural climate or economic condition; unexpected changes in laws and regulatory requirements in local jurisdictions; difficulty of effective enforcement of contractual provisions in local jurisdictions; inadequate intellectual property protection in certain countries; enforcement of anti-corruption and anti-bribery laws; trade-protection measures, import or export licensing requirements and fines, penalties or suspension or revocation of export privileges; the effects of applicable local tax regimes and potentially adverse tax consequences; and significant adverse changes in local currency exchange rates.

Our results of operation may be negatively affected should the 2019-nCov virus (Coronavirus) continue to spread on a wider scale in Hong Kong.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus first identified in Wuhan, Hubei Province, China. Any outbreak of contagious diseases, and other adverse public health developments, particularly in China, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to travel or to distribute our products, as well as temporary closures of our facilities or the facilities of our suppliers or customers.

Risks Related to Our Corporate Structure

Our CEO has control over key decision making as a result of his control of a majority of our voting shares.

Our Founder, CEO, and our Executive Director, Mr. Ian Huen, and his affiliates, over which he is deemed to have control and/or have substantial influence, has voting rights with respect to an aggregate of 18,376,617 ordinary shares, on an as converted basis (2,315,148 Class A Ordinary Shares and 16,061,469 Class B Ordinary Shares), representing approximately 70% of the voting power of our outstanding ordinary shares as of the date hereof. As a result, Mr. Huen has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Huen has the ability to control the management and affairs of our company as a result of his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Huen controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Huen owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Huen is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our CEO, directors and their affiliates.

Each Class B Ordinary Share has ten votes per share and each Class A Ordinary Share has one vote per share. Shareholders who hold shares of Class B Ordinary Shares, including our executive officers and their affiliates who hold such shares, hold approximately 97% of the voting power of our outstanding ordinary shares as of the date of this report. Because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares collectively will continue to control a majority of the combined voting power of our ordinary share and therefore be able to control all matters submitted to our shareholders for approval so long as the shares of Class B Ordinary Shares represent at least 9.1% of all outstanding shares of our Class A Ordinary Shares and Class B Ordinary Shares. This concentrated control will limit your ability to influence corporate matters for the foreseeable future.

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

Risks Related to our Securities

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares if the shares are successfully listed on NASDAQ or other stock markets, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. Most of the Class A Ordinary Shares are freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Class A Ordinary Shares to decline.

If our shareholders sell substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Issuances by us of additional securities, whether in traditional or token format, could affect ownership and voting rights over us. In addition, the issuance of preferred shares, or options or warrants to purchase those preferred shares, could negatively impact the value of the Class A ordinary shares as the result of preferential dividend rights, conversion rights, redemption rights and liquidation provisions granted to the stockholders of such preferred shares.

From time to time, we may issue in public or private sales additional securities to third party investors. Such securities may provide holders with ownership and voting rights that could provide the holders thereof with substantial influence over our business. Any preferred shares that may be issued shall have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. There cannot be any assurance that we will not issue preferred securities with rights and preferences that are more beneficial than those provided to our Ordinary Shares.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our shares.

We have never paid any cash dividends on our Class A Ordinary Shares and do not anticipate paying any cash dividends on our Class A Ordinary Shares in the foreseeable future, and any return on investment may be limited to the value of our Class A Ordinary Shares. We plan to retain any future earnings to finance growth.

Our dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our Board of Directors will declare dividends even if we are profitable. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

Our Class B Ordinary Shares have stronger voting power than our Class A Ordinary Shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per share, and holders of Class B Ordinary Shares are entitled to ten votes per share, which can cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Our management team as a group beneficially owns over 18 million Class B Ordinary Shares representing 80% voting power. As a result, until such time as their collective voting power is below 50%, our management team as a group of controlling shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, concentration of ownership of our Class B Ordinary Shares may discourage, prevent or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Shareholders who hold shares of Class B Ordinary Shares, including our executive officers and their affiliates, hold approximately 97% of the voting power of our outstanding ordinary shares. Because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares will collectively continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval, so long as the Class B Ordinary Shares represent at least 9.1% of all outstanding shares of our Ordinary Shares.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technology or drug and device candidates.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances and marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Class A Ordinary Shares. The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations, and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license IP rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our Class A Ordinary Shares to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to another party on unfavorable terms our rights to technology or drug and device candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association (as may be amended from time to time) (“Memorandum and Articles”), the Companies Law (2018 Revision) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Cayman Islands courts are also unlikely to recognize or enforce judgments from U.S. courts based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce non-penal judgment of a foreign court of competent jurisdiction for a liquidated sum without retrial on its merits which is not obtained in a manner contrary to public policy in the Cayman Islands and in respect of which there are no concurrent proceedings in the Cayman Islands. This means, even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. For example, the directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the Company.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands’ statutory law does provide a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares, if it is not possible for the Company and the dissenter to agree a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies, such as our Company, have no general rights under Cayman Islands’ law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Lastly, under the law of the Cayman Islands, there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our Memorandum and Articles. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the memorandum and articles of association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the Cayman Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States subject to limited exceptions, under Cayman Islands Law a minority shareholder may not bring a derivative action against directors. Our Cayman Islands’ counsel has advised us that they are aware of one recent as yet unreported derivative action having been brought in a Cayman Islands’ court. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result of all of the above, shareholders of our Company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would have as shareholders of a public U.S. company.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we currently conduct substantially all of our operations outside the United States and some of our directors and executive officers reside outside the United States.

We are incorporated in the Cayman Islands and currently conduct substantially all of our operations outside the United States through our subsidiaries. Some of our directors and executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in Hong Kong, in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Hong Kong, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits if such judgment is final, for a liquidated sum, not in the nature of taxes, a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to public policy. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Global Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the NASDAQ Global Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Global Market in respect of the following. For instance, Cayman law does not require that we obtain shareholder approval to issue 20% or more of our outstanding Ordinary Shares in a private offering. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We are an emerging growth company within the meaning of the Securities Act and will take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act and take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standard under Section 102(b)(2) of the Jobs Act, that allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Risks Related to the SMPT tokens

There is no assurance that purchasers of the SMPT tokens will receive a return on their investment.

On April 24, 2019, the SMPT token was announced to be launched. The SMPT tokens are issued by Smart Pharmaceutical Limited Partnership (“SPLP”), a limited partnership registered in Seychelles, which is managed by SMTPH as its sole general partner. SMTPH is a wholly-owned subsidiary of Aptorum Therapeutics Limited. Aptorum Group Limited is not involved with the offer and sale of the SMPT token in any way, other than the potential indirect benefit it will receive as a result of its subsidiary, Smart Pharma, from drug candidates developed by the Smart-ACTTM platform. Each Token will entitle its holder (each, a “Tokenholder”) to receive certain sales-based royalties, sublicensing income or additional cash flow generated by drug candidates developed by the Smart-ACTTM platform (the “Token Distribution”).

As identified in the aforementioned risk factors, a pharmaceutical company’s ability to generate revenue and achieve profitability is dependent on its ability to complete the development of drug candidates and any future drug candidates one develops in its portfolio, obtain necessary regulatory approvals, and have our drugs products under development manufactured and successfully marketed, of which there can be no guarantee. Furthermore, the research methodology used may be unsuccessful in identifying potential drug candidates, or those drug candidates identified may have harmful side effects or other undesirable characteristics that make them unmarketable or unlikely to receive regulatory approval (See “Item 3. Key Information—D. Risk Factors – Risks Related to the Preclinical and Clinical Development of Our Drug Candidates - We currently do not generate revenue from product sales and may never become profitable; unless we can raise more capital through additional financings, of which there can be no guarantee, our principal source of revenue will be from AML Clinic, which may not be substantial” and “We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must continue to the prioritize development of certain drug candidates; such decisions may prove to be wrong and may adversely affect our business”).

Therefore, we cannot guarantee that any drug candidates currently and subsequently developed by SMTPH using the Smart-ACTTM platform will generate any revenue that would derive any sales-based royalties, sublicensing income or additional cash flow for distribution to Tokenholders.

Accordingly, there is no assurance that purchasers of SMPT tokens will realize any return on their investments or that their entire investments will not be lost.

SMPT Tokenholders’ security interest in the intellectual property rights may affect our shareholder’s interest in the Company.

SPLP acts as the intellectual property holding company of Smart Pharma, and holds all title, rights and ownership interest of the intellectual property rights developed by Smart-ACTTM (“Project IP”). The SMPT tokens are secured by way of a floating charge against the Project IP to guarantee the distribution of accrued sales-based royalties, sublicensing income or additional cash flow generated by drug candidates developed by the Smart-ACTTM platform.

Therefore, regardless of the number of the SMPT tokens sold and the amount of proceeds raised from the token sales, Tokenholders will only be eligible to receive a Token Distribution if any sales-based royalties, sublicensing income or additional cash flow is generated by drug candidates developed by the Smart-ACTTM platform, as and when SPLP declares the distribution.

Because the Token Distribution is secured by a security interest in such intellectual property rights, if and when SPLP defaults in its distribution obligations to the Tokenholders, or in the event of liquidation, dissolution or winding up of SPLP, the floating charge may crystallize into a fixed charge over the charged assets (i.e., the Project IP owned by SPLP), while a receiver may be appointed by the Tokenholders to sell off the Project IP. If this were to occur, the disposal of the Project IP by an appointed receiver may trigger a breach of any commercialization agreements between Smart Pharma and third parties with respect to the repurposed drug project, which may in turn affect our business, revenue and reputation.

The distributions to SMPT Tokenholders are not correlated with the number of SMPT tokens sold or net proceeds raised through the SMPT token sales.

SMTPH intends to use all of the proceeds raised from the SMPT token sales towards the development and operation of the Smart-ACTTM platform. If the issuance of the SMPT tokens does not result in substantial proceeds, it could have a material adverse effect on SMTPH’s ability to fund these objectives and carry out its related business plans, its ability to develop the Smart-ACTTM platform may be limited.

Aptorum Group anticipates that the net proceeds from the sales of the SMPT tokens will not be sufficient to fully fund Smart Pharma’s current and future operations until it becomes self-sustaining. Smart Pharma’s current funding needs include funding for validation and assessment of candidates, operation and improvement of the platform, legal/professional services and exchanges-listing.

Therefore, Smart Pharma will likely require funding from Aptorum Group or other sources to subsidize and support its operations. The presence and level of funding support from Aptorum Group or other sources will not affect the aggregate distribution entitled by the Tokenholders, as the aggregate distribution is dependent on the ability for Smart-ACTTM to develop drug candidates that can generate sales-based royalties, sublicensing income or additional cash flow and the extent of commercial success of such candidate.

Therefore, the distributions to SMPT Tokenholders would not necessarily be correlated with the number of SMPT tokens sold or the net proceeds raised through the SMPT token sales. The dollar value of the aggregate distributions will not be affected by proceeds from the SMPT token sales, regardless of whether the proceeds greatly exceed or are significantly lower than the actual costs for funding Smart Pharma’s current and future operations.

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

On February 28, 2020, the Company consummated a Registered Direct Offering of 1,351,350 Class A Ordinary Shares and warrants to purchase up to 1,351,350 Class A Ordinary Shares. The shares were sold at a price of $7.40 per share, generating gross proceeds to the Company of approximately $10 million. The warrants will be exercisable immediately following the date of issuance for a period of seven years at an initial exercise price of $7.40. Immediately following the consummation of the Registered Direct Offering, there were an aggregate of 7,948,712 Class A Ordinary Shares issued and outstanding.

Over the past three years, we have invested approximately $9.9 million towards our principal capital expenditures, which include laboratory equipment, premises, leasehold improvements, and medical and other equipment.

The following diagram illustrates our corporate structure as of the date of this annual report:

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (3) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions.

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

B. Business Overview

Overview

We are a pharmaceutical company dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs. We have obtained exclusive licenses for our technologies. In addition, we are also developing certain proprietary technologies as product candidates. We are pursuing therapeutic and diagnostic projects (including projects seeking to use extracts or derivatives from natural substances to treat diseases) in neurology, infectious diseases, gastroenterology, oncology and other disease areas. We also have projects focused on surgical robotics. (See “Item 4. Information on the Company – B. Business Overview – Lead Projects, Dietary Supplement and Other Projects under Development – Lead Projects”) Also, we opened a medical clinic, AML Clinic, in June 2018.

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

We have devoted a portion of the proceeds from our IPO, to two therapeutic projects (“Lead Projects”). The drug candidates being advanced as the Lead Projects are ALS-4 and SACT-1, described in further detail below. If the results of the remaining preclinical studies of these drug candidates are positive, we expect to be able to submit by the second half of 2020, subject to regulatory review, an Investigational New Drug Application (“IND”) for at least one of these candidates to the U.S. Food and Drug Administration (“FDA”) or an equivalent application to the regulatory authorities in one or more other jurisdictions such as the China Food and Drug Administration (“NMPA”) and/or the European Medicines Agency (“EMA”). Acceptance of these applications by the relevant regulatory authority would enable the Company to begin testing that drug candidate in humans in that jurisdiction. Our ability to obtain any approval of such applications is entirely dependent upon the results of our preclinical studies, none of which have yet been completed.

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

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses three businesses: (i) the development of surgical robotics and medical devices, (ii) AML Clinic and (iii) sales of dietary supplement. The development of surgical robotics and medical devices business is operated through Signate Life Sciences Limited, a subsidiary of Aptorum Therapeutics Limited. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central, Hong Kong as the home to AML Clinic. AML Clinic commenced operations under the name of Talem Medical in June 2018. The estimated general administrative expenses and other operating expenses of the AML Clinic is expected to be no more than USD120,000 per month. The clinic is expected to reach operating profit in 18 months from the clinic reaching its full operating capacity upon (i) the successful recruitment of a minimum of six full time physicians (AML Clinic currently has one full time physician and six part time physicians) and (ii) establishing steady patients flow via brand development. (See “Item 4. Information on the Company – B. Business Overview – Lead Projects, Dietary Supplement and Other Projects under Development – Other Projects under Development – Aptorum Medical Limited - AML Clinic”) The sale of dietary supplements is operated through Nativus Life Sciences Limited (“Nativus”), a subsidiary of Aptorum Therapeutics Limited. As part of the commercialization, the Group, through Nativus, entered into a regional distribution and marketing agreement with Multipak Limited, a Hong Kong based group that operates household brands, including the Luk Yu® tea bag and other health related products. Through Multipak, the Group will be able to increase the accessibility of the product to a large consumer base regionally. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWellTM.

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

On April 24, 2019, the Company signed an agreement with Aeneas Capital Limited, and A*ccelerate Technologies Pte. Ltd, the enterprise office of the Agency for Science, Technology and Research (“A*STAR”), (collectively, the “Parties”) to co-create local deep tech startups. This agreement, which is part of A*ccelerate’s venture co-creation (“VCC”) initiative, commits all parties to the co-creation of local startups in the healthcare and life science sector (the “Master Collaboration Agreement”). The goal is to create a total of up to 20 deep tech ventures in Singapore will be created by this partnership over the next 5 years. A*STAR shall contribute a total of up to $30,000,000 to any suitable startups, at their discretion. The Company and Aeneas Capital Limited will contribute a total of up to $30,000,000 to any suitable startups at their discretion with a focus on (i) securing pilot customers; (ii) incorporation of the startups as companies and financial commitments of such customers; (iii) capital raising and capital market plans; (iv) recruiting and building of the startup teams; (v) equipment and infrastructure; and (vi) licensing of IP to the startups under the Technology License Agreements. The Master Collaboration Agreement shall continue for a period of 5 years, unless otherwise terminated or extended by the Parties.

Our Strategy

Although we plan to continue the development and improvement of a broad range of novel therapeutics and diagnostics across a wide range of disease/therapeutic areas, over the next 24-36 months we plan to concentrate on development of our Lead Projects, while also allocating some resources to develop SLS-1, maintaining our AML Clinic and sale of dietary supplement.

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

Lead Projects, Dietary Supplement and Other Projects under Development

We are actively operating and managing the development of our drug and device candidates through various subsidiaries. Each candidate is being researched in a subsidiary with a medical/scientific area of focus related to the drug and device candidate in development. We refer to these as our “Project Companies” and their products or areas of focus as our Lead Projects (i.e., ALS-4 and SACT-1), our dietary supplement (i.e., DOI) or Other Projects under Development (as defined below). The selection of a drug and device candidate is based on our estimate of the market potential for that candidate, the scientific expertise required to develop it, and our overall corporate strategy, including our ability to commit personnel and future investment to that candidate.

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

In vitro validation: At this stage, the efficacy and safety of a drug candidate are assessed at cellular levels.

In vivo validation: At this stage, the efficacy, safety and pharmacokinetic of a drug candidate are assessed in animal models.

IND Preparation and Submission: Preparation of a package of documents for different sections such as CMC, clinical, nonclinical, etc. and getting them reviewed, approved and final checked and followed by submission to regulatory agencies.

Another subsidiary, Aptorum Medical Limited (“AML”),1 is our vehicle for developing our business of delivering medical services in the form of AML Clinic.

We anticipate allocating approximately 20% of our resources to develop projects other than our Lead Projects (such other projects being referred to herein as “Other Projects under Development”), with a strong focus on DOI, SLS-1 and AML Clinic. As part of the commercialization of DOI dietary supplement, we entered into a regional distribution and marketing agreement with Multipak Limited, a Hong Kong based group that operates household brands, including the Luk Yu® tea bag and other health related products. Through Multipak, the Group will be able to increase the accessibility of the product to a large consumer base regionally. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWellTM. As a device candidate, SLS-1 may not need to undergo the same regulatory approval process as a drug candidate and therefore we may be able to bring it to market sooner. AML Clinic is expected to provide us with a modest amount of revenue. Even if DOI and SLS-1 achieves commercial sales, of which there can be no assurance, revenue from these products alone will not be sufficient for us to carry out all of our plans, but it will assist with name recognition and supplement our income while we develop our Lead Projects.

1 Clark Cheng, our Chief Medical Officer and an Executive Director, owns 7% of Aptorum Medical Limited as of the date of this annual report.

Lead Projects

After consideration of various factors, such as time and resources required for further development, potential success rate and market size, the Group decided to focus the majority of its resources on ALS-4 and SACT-1 as the current Lead Projects. The Group will continue to invest some of its resources to develop other projects, including those previously classified as Lead Projects.

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

In a recent study by the inventor, Prof. Richard Kao, ALS-4 demonstrates potent activity against Staphylococcus aureus pigment formation in vitro, as indicated in Figure 1, with an IC50 (IC50 is defined as the concentration of a drug which inhibits half of the maximal response of a biochemical process. In this case, inhibition of the formation of the golden pigment is the response) equal to 20 nM.

Figure 1

Figure 1: In vitro pigment inhibition by compound ALS-4.

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

Figure 2

Figure 2: ALS-4 is observed to reduce bacterial load in mice

CFU = Colony Forming Unit, a unit used to estimate the number of viable bacteria in a sample

ALS-4 is currently undergoing IND enabling stage to perform all the essential studies which the data will be used for IND submission.

Patent License

On October 18, 2017, the Company’s subsidiary, Acticule, entered into an exclusive license agreement with Versitech Limited, the licensing entity of HKU, for ALS-4. Subsequently on June 7, 2018, the parties entered into a first amendment to the exclusive license agreement, and on July 10, 2019, the parties entered into a second amendment to the license agreement.

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

Pursuant to the license agreements, Acticule became the exclusive licensee of 2 pending U.S. non-provisional patent applications and 2 PCT applications (now expired). Prior to the expiration of the PCT applications, we filed national phase applications in member states of the EPO, in PRC and 11 other jurisdictions. The claimed inventions are described as: “Compounds Affecting Pigment Production and Methods for Treatment of Bacterial Diseases.”

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

SACT-1: A Repurposed Drug for the Treatment of Neuroblastoma

Drug repurposing is a strategy for identifying new indications for approved or investigational drugs that are outside the scope of the original medical uses. It is often viewed as a lower-cost method for drug commercialization, as it is based on already-approved drugs (which has been proven to be safe for human use by the respective governing regulatory agency) and explores new target indications. (Ashburn, T. T. & Thor, K. B. Drug repositioning: identifying and developing new uses for existing drugs. Nat. Rev. Drug Discov. 3, 673–683, 2004).

One of the advantages of drug repurposing is a lower development risk due to safety and toxicity, as well as other properties related to water solubility, absorption, distribution and metabolism, as the safety and CMC profiles of marketed drugs are usually well-established. Due to the same reason, the development time is also shortened because there is no need to repeat the whole spectrum of the safety assessment. As a result, the drug repurposing approach appears to be attractive due to its superior risk management, smaller capital investment and quicker financial return. (Sudeep Pushpakom, et. al. Drug repurposing: progress, challenges and recommendations. Nat. Rev. Drug Discov. 18, 41-58, 2019)

The cost of bringing a repurposed drug is estimated to be around US$300 million, which is only one-tenth of the development cost for a new drug. (Nosengo, N. Can you teach old drugs new tricks? Nature. 534, 314-316, 2016).

In summary, drug repurposing offers the following advantages:

●	Well-established safety profiles: The development risk for new indications can be substantially reduced by applying existing drugs that are approved or have been shown to be safe in large scale late-stage trials. Since safety accounts for approximately 30% of drug failures in clinical trials, this is a key advantage that repositioned drugs can harness to great effect. (Key benefits of drug repositioning. (n.d.). Retrieved from http://www.totalbiopharma.com/2012/07/04/4-key-benefits-drug-repositioning/)

●	Time-saving: As repositioned drugs can rely on existing data, including efficacy and toxicity studies, the process is usually faster than de novo development. Developing a new chemical entity (NCE) can take 10 to 17 years, depending on indications. (Roin, B. N. Solving the Problem of New Uses, 2013). For a drug repositioning company, the development process from compound identification to launch can be around 3 to 8 years. (Walker, N. (2017, December 07). Accelerating Drug Development Through Repurposing, Repositioning and Rescue. Retrieved from https://www.pharmoutsourcing.com/Featured-Articles/345076-Accelerating-Drug-Development-Through-Repurposing-Repositioning-and-Rescue/)

●	Cost-saving: Along with time-saving, money-saving is also a key benefit. With a single compound to enter clinical trials costing around US$10 to $20 million, the cost of identifying a repositioning candidate that already has phase 1 data could be as low as US$2 to $3 million. (http://www.totalbiopharma.com/2012/07/04/4-key-benefits-drug-repositioning/)

●	Potential for out-licensing: Pharmaceutical companies are said to be exploring new models to out-license some of their clinical drug candidates that may have been shelved for pure business reasons unrelated to safety or efficacy, even though they have met their endpoints and have proven themselves to be safe. If such drugs were to be repositioned, the pharmaceutical company increases the attractiveness of these drugs and gives itself more options to find interested buyers. (http://www.totalbiopharma.com/2012/07/04/4-key-benefits-drug-repositioning/)

●	Lower failure rate: According to BCC Research, approval rates for repurposed drugs are close to 30%, which is greater than the approval rate for new drug applications. ( Front Oncol. 2017; 7: 273)

One of the major limitations of the current drug repurposing and repositioning practice is that there is a lack of a systematic way to identify and reinvestigate drugs that are approved and/or have failed approval.

SACT-1 is the first repurposed drug candidate to be developed under the Smart-ACTTM drug discovery platform. SCAT-1 is one of the Company’s proprietary technologies. Our first targeted indication is neuroblastoma. Neuroblastoma is a rare form of cancer, and classified as an orphan disease, that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck, predominantly in children, especially for those aged 5 years and below. For the high-risk group, which is close to 20% (Annu Rev Med. 2015; 66: 49–63.) of total new patient population per year, the 5-year survival rate of this condition is around 40-50% as observed by the American Cancer Society (https://www.cancer.org/cancer/neuroblastoma/detection-diagnosis-staging/survival-rates.html). The current high drug treatment cost for high risk patients can average USD200,000 per regimen (all 6 cycles) (https://www.cadth.ca/sites/default/files/pcodr/Reviews2019/10154DinutuximabNeuroblastoma_fnEGR_NOREDACT-ABBREV_Post_26Mar2019_final.pdf ). In addition, most pediatric patients often do not tolerate or survive the relevant chemotherapy stage which, subject to further clinical studies, may be positively addressed by the SACT-1 candidate due to the potential synergistic effects when applied with standard chemotherapy.

In our recent studies, SACT-1 has been shown to be effective against numerous neuroblastoma cell lines, of which 2 are MYCN-amplified cells, which represent the high-risk neuroblastoma patient group. In addition, by using a bliss score as a quantitative measure of the extent of drug interaction, Aptorum Group has seen a high and robust synergism between SACT-1 and traditional chemotherapy in vitro (Figure 3), indicating a potential efficacy enhancement/dose reduction of the chemotherapy.

Figure 3 synergism between SACT-1 and traditional chemotherapy in vitro

In addition, in our recent study, the maximum tolerable dose of SACT-1 in a rodent model was determined to be higher than 400mg/kg. Compared with the MTD of standard chemotherapy such as paclitaxel (20-30mg/kg) (Clin Cancer Res. 5(11):3632-8) and cisplatin (6mg/kg) (BMC Cancer 17: 684 (2017)), the safety profile of SACT-1 appears to be very impressive. Based on our internal observations of pre-existing information from approved products, (subject to FDA’s approval and on a case-by-case basis, a 505(b)(2) Application can rely in part on existing information from approved products (such as the FDA’s previous findings on safety and efficacy) or products in literature (such as data available). However, typically speaking, the applicant is nonetheless required to carry out a Phase 1 bridging study to compare the Reference Listed Drug and reference the established safety and efficacy information), SACT-1 also exhibits a well-established safety profile: at 150mg/day, the death rate was 0% in prior clinical studies with no dosage related adverse events (Table 1). In addition, the pharmacokinetic profile of SACT-1 has also been reported (Table 2).

Table 1: Safety Profiles of SACT-1 in Human Clinical Trials

Table 2: The pharmacokinetic Profile of SACT-1 in Humans

We are currently developing a pediatric formulation of SACT-1 to better address the needs of neuroblastoma patients who are exclusively children younger than 5. SACT-1 is currently undergoing the final stage of in vivo validation and an IND package is also being prepared and IND submission to FDA is targeted at the second half of 2020.

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

FDA Application Status

As of the date of this annual report, we have not submitted any applications for investigational new drugs (“IND”) to the US Food and Drug Administration (“FDA”). By the second half of 2020, subject to regulatory review, we expect to be in a position to submit at least one application for one of our drug candidates to commence trials in humans (INDs to the FDA or an equivalent application to the regulatory authorities in another jurisdiction such as the China’s National Medical Products Administration (the “NMPA”) or the European Medicines Agency (“EMA”)). However, there can be no assurance we will be able to make any such application by such time. Should we be delayed in making such filing or should such filing not be approved, our business will be adversely affected.

Other Projects under Development

The following provides additional detail regarding Other Projects under Development. As noted elsewhere in this report, based on certain criteria, we sometimes cease work on certain projects to focus on projects we believe are more promising. For example, prior filings disclose that we were developing the drug candidate NLS-3. However, we have discontinued the development of such candidate because the expected result could not be generated, so we decided to focus our capital and efforts on our other candidates.

SACT-COV19: Drug repurposing for the treatment of infections caused by COVID-19

SACT-COV19 is a drug repurposing program for the treatment of infections caused by COVID-19. We have completed initial screening under the Smart-ACT™ platform to select, out of more than 2,600 small drug molecules that were previously approved for other indications, at least 3 potential candidates for further preclinical investigation against the new coronavirus disease, COVID-19. We are collaborating with Toronto based Covar Pharmaceuticals and have also entered into agreement with the University of Hong Kong’s Microbiology Department to conduct further preclinical investigation of the selected candidates prior to seeking approval from regulatory agencies to initiate clinical trials on suitable candidates.

Drug candidates from the SACT-COV19 program are currently undergoing in vitro validation.

ALS-1: Small molecule intended for the treatment of viral infections caused by Influenza virus A

Professor Richard Kao, the Inventor of ALS-1, was the first to identify viral nucleoproteins (NP) as an effective drug target (Nature Biotechnology. 28:600-605) We are exploring ALS-1 as a potential treatment for viral infections caused by Influenza virus A.

It is our hypothesis that Influenza A NP is an essential protein for the proliferation of the influenza virus. ALS-1 targets NP and triggers the aggregation of NP and this prevents the aggregated NP from entering the nucleus. In an animal study published by the inventor, Prof. Richard Kao, in Nature Biotechnology (28 (6): 600, 2010), after treating with ALS-1, 50% of the mice receiving two doses of ALS-1 (100 μl of 2.3 mg/ml ALS-1) per day for 7 days survived for more than 21 days compared with 100% mortality in the treatment-free control group within 7 days. In addition, about a 10x reduction of viral load in the lungs of the ALS-1-treated mice was observed compared to the untreated control group. The animal study results suggest that ALS-1 has the potential to be developed into a useful anti-influenza therapeutic.

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

CLS-1: An orally administered macromolecule for the treatment of obesity based on chemical signaling of gut microbiome

The prevalence of obesity continues to escalate globally; however, there is no current optimal therapy for this condition. For the majority of obese patients, conventional medical therapies (i.e., diet, exercise, behavioral counseling) often have a high failure rate for the long term. (Obes Surg. 2012:22(6):956-66). We believe current pharmacotherapy has limited efficacy and is associated with substantial safety issues.

Chemical signaling of gut microbiota is known to be one of the major causes of obesity. CLS-1 is an orally administered non-absorbable macromolecule that we believe modulate the metabolite excreted by gut microbiota with high affinity and specificity. In this way, we believe the absorption of this particular metabolite, which is linked to obesity, can be inhibited.

CLS-1 is undergoing Lead Optimization.

NLS-1: A Derivative of Epigallocatechin-3-Gallate (“Pro-EGCG”) for the treatment of Endometriosis

NLS-1, a drug molecule derived from natural products (green tea), is currently under development for the treatment of endometriosis, a disease in which the tissue that normally lines the uterus (endometrium) grows outside the uterus.

NLS-1 acts as an anti-angiogenic to offer a potential novel treatment of endometriosis. In a paper published by the inventors in Angiogenesis (16:59, 2013), NLS-1 brought a statistically significantly reduction in the lesion size and weight compared with EGCG and the control without any treatment in an experimental endometriosis mouse model (Student t-test, p < 0.05). In addition, the inhibition by NLS-1 in all of the angiogenesis parameters was statistically significantly greater than that by EGCG (Student t-test, p < 0.05). In addition, NLS-1 significantly (Student t-test, p < 0.05) reduces the lesion size in both prevention and treatment group compared with both saline and EGCG groups. Moreover, NLS-1 also had better bioavailability and greater antioxidation and anti-angiogenesis capacities compared with EGCG. As a follow-up study in an animal model of endometriosis, orally administered NLS-1 reduced the lesion size significantly better than oral EGCG (p<0.05-0.001 at week 3- 8, ANOVA) and other hormone-based therapy such as intramuscular GnRH analog (p<0.05 at week 4-8, ANOVA) and other synthetic anti-angiogenesis agents such as intraperitoneal PTK787 (p<0.05-0.01 at week 4-8, ANOVA). Regarding safety, there was no signs of stress to NLS-1 administration were observed during the treatment period. No significant weight change was observed over the course of the experiment. Histological examination revealed no obvious reproductive effects on ovarian follicles and endometrial glands under NLS-1 treatments. Also, vascularization of the ovaries and the uterus was not affected in the NLS-1 treatment group.

We are currently undergoing some activities to enable NLS-1 to enter IND-enabling studies.

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

Dietary supplement

NLS-2: DOI, a Bioactive Ingredient (DOI) in Chinese Yam for the Relief of Menopausal Symptoms as a Dietary Supplement.

DOI is a dietary supplement made with the bioactive ingredient extracted Chinese yam powder containing “DOI”, which is Aptorum Group’s non-hormonal approach intended to meet certain growing consumer nutritional trends and concerns. It is estimated that 1.2 billion women worldwide will be menopausal or postmenopausal by the year 20301. The global woman’s health supplement market for menopausal symptoms is projected to reach over USD$50bn by 2025 with a CAGR rate of 16.4% (2016-2025)2. Initially, the supplement will be commercialized and sold in Hong Kong; the Company is seeking regulatory clearance to market the product in other major jurisdictions.

1  World Health Technical Report Series. Research on the Menopause in the 1990’s. Geneva, Switzerland: World Health Organization; 1996.

2  https://www.grandviewresearch.com/press-release/global-isoflavones-market

As part of the commercialization, Aptorum Group, through its wholly-owned subsidiary Nativus Life Sciences Limited, entered into a regional distribution and marketing agreement with Multipak Limited, a Hong Kong based group that operates household brands, including the Luk Yu® tea bag and other health related products (the “Multipak Agreement”). Pursuant to the Multipak Agreement, Multipak is appointed as a non-exclusive distributor for the distribution and release of NativusWellTM, yam powder tablets to be formulated according to proprietary technologies of Nativus and the Group in Hong Kong and China, and such other territories as agreed by both parties from time to time.

Through Multipak, Aptorum Group will be able to increase the accessibility of the product to a large consumer base regionally. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWellTM. The Multipak Agreement has a term of one year, which shall automatically renew for four additional one-year terms, unless terminated by either party with at least 30 days prior written notice. Either party may also terminate the Multipak Agreement upon written notice to the other party if such other party commits a material breach of the terms and conditions of the agreement and it is not remedied within 30 days’ notice or if the other party cannot pay its debts or becomes insolvent, or otherwise is involved in a bankruptcy or liquidation proceeding. Nativus also has the option to terminate the agreement upon written notice to Multipak upon the occurrent of certain events, including: if Multipak is later by more than 30 days in paying amounts due under the agreement, Multipak challenges the validity of any of Nativus’ or the Group’s intellectual property, Multipak does something that could reasonably be expected to have an adverse effect on the reputation of Nativus or the Group, or Multipak has a change in control for which Nativus did not pre-approve. During the 3-month period following any termination (the “Sell-Off Period”), Multipak may sell of it stock of products, but may not return any, nor shall Nativus have any liability for breach of warranty for such product during the Sell-Off Period. At the end of Multipak Agreement also provides for certain indemnitees of each party.

The NativusWellTM tablets are natural, non-hormonal supplements containing DOI. The yam powder with DOI utilizes a non-hormonal approach that is intended to boost the general wellness of women undergoing menopause. Third party scientific studies indicate that DOI, the naturally occurring bioactive ingredient in Chinese yam, appears to stimulate estradiol biosynthesis, induce estradiol and progesterone secretion and increase bone density, thereby potentially counteracting the progression of osteoporosis3, one of the common symptoms associated with menopause4.

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

3 https://www.ke.hku.hk/story/innovation/the-magic-of-chinese-yam-for-treatment-of-menopausal-syndrome; see also, Scientific Reports, 5-10179.

4 https://www.everydayhealth.com/menopause/osteoporosis-and-menopause.aspx

Inflation

Inflation affects us by generally increasing our cost of labor and research and development costs, the way it does to all labor and research costs. However, we do not anticipate that inflation will materially affect our business in the foreseeable future.

Seasonality

We believe our operation and sales do not experience seasonality.

Employees

As of the date of this annual report, we have 37 employees, including 36 full-time employees and 1 part-time employee. Of these, 12 are engaged in full-time research and development and laboratory operations, 18 are engaged in general and administrative functions, 6 are full-time employees engaged in the clinic operation and 1 part-time employee is engaged in legal clerical support. As of the date of this annual report, 37 of our employees are located in Hong Kong. In addition, we have engaged and may continue to engage 39 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

In addition to licensed intellectual property, our in-house science team has been actively developing our own proprietary intellectual property. We have filed a number of provisional applications to establish earlier filing dates for certain of our other ongoing researches, the specifics of which are currently proprietary and confidential, including our Lead Project SACT-1.

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

As of the date hereof, we are the patentee of a number of provisional and non-provisional patent applications, both on our proprietarily developed projects and improvement to our in-licensed projects.

The following table sets forth a list of our patent rights under the exclusive licenses as of the date of this annual report related to our Lead Project, ALS-4; on the other hand, our other Lead Project, SACT-1 is a proprietary technology not subject to any license agreement:

Project Company / Project name	License Agreement	Licensor(s)	Licensee	Licensed / IP Rights	Patent Expiration Dates
Acticule / ALS-4

Exclusive Patent License Agreement, dated October 18, 2017

First Amendment to Exclusive License Agreement, dated June 7, 2018

Second Amendment to Exclusive License Agreement dated July 10, 2019

Exclusive Patent License Agreement dated January 11, 2019

		Versitech Limited	Acticule Life Sciences Limited

Exclusive licensee: 1 U.S. patent (US10471045), 2 pending U.S. applications (16/041,838 and US 16/679,313), 2 pending European applications (EP18835480.7 and EP18835238.9), 2 pending PRC application (CN201880048665.6 and 201880048674.5), 17 pending applications in other foreign jurisdictions including Australia, Brazil, Canada, Chile, Eurasia, Israel, Japan, Korea, Malaysia, New Zealand, Singapore

The licensed IP rights include granted patents in the U.S. and pending patent applications in the U.S., Europe, PRC and 11 other foreign jurisdictions.

The U.S. patent will expire in 2038; any other patent based on the pending application, if granted, will have a 20-year patent term from 2018.

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

Trademarks

As of the date of this annual report, we own trademark registrations covering the trade names and logos of Aptorum and our subsidiaries, including but not limited to “APTORUM”, “APTORUM THERAPEUTICS,” “VIDENS LIFE SCIENCES,” “ACTICULE LIFE SCIENCES,”, “CLAVES LIFE SCIENCES”, “NATIVUS LIFE SCIENCES”, “:SCIPIO LIFE SCIENCES, “TALEM,” “Talem in Chinese characters,” “SMART PHARMA”, in jurisdictions Hong Kong, EU and the United Kingdom and PRC. Furthermore, we are in the process of applying for registration of trademarks in jurisdictions including the U.S. and PRC.

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

In addition, the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”) or a 505(b)(2) Application submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval.

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

As of the date of this annual report, our sole device candidate currently under development is SLS-1, which is a platform for the dexterous manipulation of cardiovascular robotic surgical catheter, conventionally classified as a cardiovascular steerable catheter, in the MRI environment. We do not currently have a commercialization timeline for SLS-1 and cannot assure you that SLS-1 will ever be ready for commercialization. If we are ready to seek regulatory approval for the SLS-1 device in the U.S., we expect that the FDA will classify it as a Class II non-exempted device requiring premarket clearance under Section 510(k) of the FDCA. If our device cannot clear through the 510(k) process, we will need to obtain marketing authorization through the premarket approval pathway, which will be more costly, lengthy and uncertain.

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

European Medical Device Regulatory Approval Process

Similar to the United States, there is a separate regulatory framework for approval of medical devices. If the Company determines to commercialize SLS-1 or another medical device, it will become subject to all of the requirements for approval required by those regulations.

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

Public Health and Municipal Services Ordinance

We intend to market DOI (NLS-2) in Hong Kong. In Hong Kong, dietary supplements are defined as “health food” products. “Health food” containing medicines are subject to the Pharmacy and Poisons Ordinance (Cap 138) and such “health food” containing Chinese medicines are regulated by the Chinese Medicine Ordinance (Cap 549), where they must meet the requirements in respect of safety, quality and efficacy before they can be registered.

For other “health food” products which cannot be classified as Chinese medicine or western medicine are regulated under the Public Health and Municipal Services Ordinance (Cap 132) as general food products. The Public Health and Municipal Services Ordinance requires the manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with the requirements in respect of food safety, food standards and labelling. In addition, all prepackaged food should bear labels which correctly list out the ingredients of the food under the Food and Drugs (Composition and Labelling) Regulations (Cap 132W) under the Ordinance.

The DOI (NLS-2) is made with the bioactive ingredient extracted Chinese yam powder and does not contain any western or Chinese medicine; therefore, registration is not required under the local laws for marketing in Hong Kong. We will, however, ensure the compliance of the Food and Drugs (Composition and Labelling) Regulations (Cap 132W) with by proper labelling in place.

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

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, plants and equipment

We have several operating leases, primarily for offices. Our principal executive offices are located in Hong Kong; we also have offices in London, Jersey City and New York.

Our facilities in Hong Kong consists of: (i) 638 square feet lab space under a lease that commenced in December 2017 and expires in December 2020, that carries a monthly rent of $2,127 and which is used for the center run by APD (the “previous R&D Center”); (ii) 851 square feet office space under a lease that commenced in December 2017 and expires in December 2020 that carries a monthly rent of $2,509, which is also used for the center run by APD (the “HKSTP Office Space”); (iii) 3,250 square feet office space under a lease that commenced in February 2018 and expires in January 2021 and that carries a monthly rent of $16,667 (the “Guangdong Investment Tower Lease”) (See “Transactions with Related Persons – Leased Facilities”); and (iv) 3,173 square feet space under a lease that commenced in March 2018 and expires in March 2022 (the “AML Lease”, which is home to AML Clinic).

We have a 3,424 square feet space premise in Fo Tan, Hong Kong, which is currently under a lease and rented out to a third party, with a monthly rent of $4,393, from October 2019 to September 2021.

In March 2020, Aptorum Therapeutics Limited leased a 2,021 square feet lab space that commenced in March 2020 and expires in March 2023, that carries a monthly rent of $6,348 (the “new R&D Center”). The previous R&D Center will be expected to be terminated in second quarter of 2020.

Our office space in London consists of approximately 172 square feet under a lease that commenced in August 2019, expires in March 2020 and has a rent of $2,715 per month, and renewed in April 2020, expires in November 2020 and has a rent of $3,231 per month. Our office space in Jersey City consists of approximately 81 square feet under a lease that commenced in April 2019 and expired in February 2020 and has a rent of $1,466 per month. Our office space in New York consists of approximately 95 square feet under a lease that commenced in February 2020, which will automatically renew until 1 month’s notice for termination, and has a rent of $1,844 per month.

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, and the terms of the leases do not contain rent escalation, contingent rent, and renewal or purchase options.

We believe our current facilities are sufficient to meet our needs.

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

For purposes of Item 5, reference to the “We”, “Our”, “Ours” or “Group” means Aptorum Group Limited and all of its subsidiaries.

This annual report includes consolidated financial statements for the years ended December 31, 2019, 2018 and 2017. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the changes in our results of operations for the year ended December 31, 2018 and the period March 1, 2017 through December 31, 2017 has been omitted from this annual report, but may be found in “Item 5. Operating And Financial Review And Prospects” in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 15, 2019.

A. Operating Results

Overview

We are a pharmaceutical company dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs. We have obtained exclusive licenses for our technologies. In addition, we are also developing certain proprietary technologies as product candidates. We are pursuing therapeutic and diagnostic projects (including projects seeking to use extracts or derivatives from natural substances to treat diseases) in neurology, infectious diseases, gastroenterology, oncology and other disease areas. We also have projects focused on surgical robotics and dietary supplement. (See “Item 4. Information on the Company – B. Business Overview – Lead Projects and Other Projects under Development”) Also, we opened a medical clinic, AML Clinic, in June 2018.

Although none of our drug or non-therapeutics candidates has yet been approved for testing in humans, our goal is to develop a broad range of novel therapeutics and diagnostics across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include: (for details of our strategy, See “Item 4. Information on the Company – B. Business Overview – Our Strategy”)

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

We have begun to devote a significant percentage of our resources, including a substantial portion of the proceeds to two therapeutic projects (“Lead Projects”). The drug candidates being advanced as the Lead Projects are ALS-4 and SACT-1, described in further detail above. If the results of the remaining preclinical studies of these drug candidates are positive, we expect to be able to submit by the second half of 2020, subject to regulatory review, an Investigational New Drug Application (“IND”) for at least one of these candidates to the U.S. Food and Drug Administration (“FDA”) or an equivalent application to the regulatory authorities in one or more other jurisdictions such as the China’s National Medical Products Administration (“NMPA”) and/or the European Medicines Agency (“EMA”). Acceptance of these applications by the relevant regulatory authority would enable the Company to begin testing that drug candidate in humans in that jurisdiction. Our ability to obtain any approval of such applications is entirely dependent upon the results of our preclinical studies, none of which have yet been completed.

Based on our evaluation of preliminary data and our consideration of a number of factors including substantial unmet needs, benefits over existing therapies, potential market size, competition in market, the Company decides how to prioritize its resources among projects. Overall, our rationale for selecting Lead Projects is not based on any mechanical formula or rigid selection criteria, but instead focused on a combination of the factors and individual attributes of the Lead Projects themselves. See “Item 3. Key Information—D. Risk Factors— Risks Related to the Preclinical and Clinical Development of Our Drug Candidates— “Preclinical development is a long, expensive and uncertain process, and we may terminate one or more of our current preclinical development programs.” and “Management has discretion to terminate the development of any of our projects at any time.”

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

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses three businesses: (i) the development of surgical robotics and medical devices, (ii) AML Clinic and (iii) the sale of dietary supplement. The development of surgical robotics and medical devices business is operated through Signate Life Sciences Limited, a subsidiary of Aptorum Therapeutics Limited. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central, Hong Kong as the home to our medical clinic (“AML Clinic”). AML Clinic commenced operations under the name of Talem Medical in June 2018. The estimated general administrative expenses and other operating expenses of AML Clinic is expected to be no more than USD120,000 per month. The clinic is expected to reach operating profit in 18 months from the clinic reaching its full operating capacity upon (i) the successful recruitment of a minimum of six full time physicians (AML Clinic currently has one full time physician and six part time physicians) and (ii) establishing steady patients flow via brand development. (See “Item 4. Information on the Company – B. Business Overview – Lead Projects, Dietary Supplement and Other Projects under Development – Other Projects under Development – Aptorum Medical Limited - AML Clinic”) The sale of dietary supplement is operated through Nativus Life Sciences Limited (“Nativus”), a subsidiary of Aptorum Therapeutics Limited. As part of the commercialization, the Group, through Nativus, entered into a regional distribution and marketing agreement with Multipak Limited, a Hong Kong based group that operates household brands, including the Luk Yu® tea bag and other health related products. Through Multipak, the Group will be able to increase the accessibility of the product to a large consumer base regionally. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWellTM.

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

On April 24, 2019, one of our wholly owned subsidiaries, Aptorum Investment Holding Ltd., repurchased the Bonds from Peace Range. According to the amended and restated terms and conditions of the Bonds, the Bondholder was granted certain rights to subscribe for additional ordinary shares of the Company, in an amount up to the principal amount of the Bonds at a price of US$12.17 (subject to adjustment) on or before 7 days prior to the maturity date (“Subscription Right”). The total consideration of the repurchase of Bonds and the Subscription Rights was US$13.6 million in cash, excluding accrued interest. The Bond matured and was redeemed on October 25, 2019.

One of the underwriters in the IPO also served as a placement agent for the Bond Offering and received (i) a cash success fee of $600,000 and (ii) warrants to purchase 67,790 Class A Ordinary Shares, at an exercise price of $12.17 per share, subject to adjustment (the “Bond PA Warrants”). The Bond PA Warrants are exercisable on a cashless basis. China Renaissance Securities (HK) Limited (“China Renaissance”) also served as a placement agent for the Bond Offering; for such services, China Renaissance received a cash success fee of $150,000. Prior to the commencement the IPO, Boustead assigned all such securities to a non-affiliate; the assignment is non-recourse. As of the date hereof, there are no outstanding Bond PA Warrants.

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

One of the underwriters in the IPO also served as a placement agent for the Series A Note Offering and received: (i) a cash success fee of $68,516 and (ii) warrants to purchase 12,663 Class A Ordinary Shares, at an exercise price of $6.95 per share, subject to adjustment (the “Series A Note PA Warrants”). The Series A Note PA Warrants are also exercisable on a cashless basis, at the holder’s discretion. As of the date hereof, there are no outstanding Series A Note PA Warrants.

Registered Direct Offering

On February 28, 2020, we closed a Registered Direct Offering with certain non-affiliated institutional investors (the “Non-affiliated Purchasers”) and Jurchen Investment Corporation, our largest shareholder and wholly owned by Mr. Ian Huen, our Chief Executive Officer (the “Affiliated Purchaser” collectively with the Non-affiliated Purchasers, the “Purchasers”). The Purchasers purchased an aggregate of 1,351,350 Class A Ordinary Shares and warrants (“Warrants”) to purchase 1,351,350 Class A Ordinary Shares (the “Offering”), for gross proceeds of approximately $10 million. The Warrants will be exercisable immediately following the date of issuance for a period of seven years at an initial exercise price of $7.40. The purchase price for each Share and the corresponding Warrant is $7.40.

We agreed that we would not issue any Class A Ordinary Shares (or Class A Ordinary Share Equivalents (as defined in the purchase agreement entered on February 25, 2020)) for 45 days following the closing of the Registered Direct Offering subject to certain customary exceptions, including, without limitation, issuances of restricted securities to consultants or employees of the Company, share option grants and issuances pursuant to existing outstanding securities and issuance in connection with strategic acquisition.

We agreed from the date of the purchase agreement until the date that is the later of (i) the 12 month anniversary of the closing date or (ii) one or more subsequent issuance by the Company or any of its subsidiaries of ordinary share equivalent having aggregate gross proceeds of at least $20,000,000, the Purchasers shall have the right to participate in the subsequent financing up to an amount equal to 50% of the Subsequent Financing (the “Participation Maximum”) on the same terms, conditions and price provided for in the Subsequent Financing.

We also agreed certain most favored nation treatment of the all the Purchasers pursuant to which each Purchaser will have the opportunity to automatically have the same benefit if the terms and conditions with respect to this Purchase Agreement or any securities offered therein the Company offered to the other Purchasers are more favorable.

Critical Accounting Policies, Estimates and Assumptions

Principles of presentation and consolidation

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

This change in status and the accounting policies affect the comparability of the financial statements. As such, for the period January 1, 2017 through February 28, 2017, statements of operations, changes in net assets, and cash flows have been presented on the predecessor basis of accounting as an investment company, and on the successor basis of accounting as an operating company since March 1, 2017. The consolidated balance sheets as of December 31, 2019 and 2018 have been presented on the successor basis.

The consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuing equity securities, fair value of investments in securities, convertible debts and finance lease, the useful lives of intangible assets and equipment, impairment of long-lived assets, and collectability of receivables. Actual results could differ from those estimates.

Foreign currency translation and transaction

USD is the reporting currency. The functional currency of subsidiaries in the Cayman Islands, Seychelles, Samoa and the United States are USD, the functional currency of subsidiaries in Hong Kong is Hong Kong Dollars (“HKD”), the functional currency of a subsidiary in Macao is Macanese Pataca (“MOP”), the functional currency of a subsidiary in the United Kingdom is Great British Pound (“GBP”), and the functional currency of subsidiaries in Singapore is Singapore Dollars (“SGD”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. The management considered various indicators, such as cash flows, market expenses, financing and inter-company transactions and arrangements in determining the Group’s functional currency.

In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use HKD, MOP, GBP and SGD as their functional currency, has been translated into USD. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet dates, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statements of operations and comprehensive loss.

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

Revenue recognition

Revenue is recognized when (or as) the Company satisfies performance obligations by transferring a promised goods or services to a customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Company expects to receive in exchange for transferring the promised goods or services to the customer. Contracts with customers are comprised of invoices and written contracts. Revenue from healthcare services is measured upon the provision of the relevant services.

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

RESULTS OF OPERATION

Financial statements and information are presented for the years ended December 31, 2019 and 2018.

The following table summarizes our results of operations for the years ended December 31, 2019 and 2018.

	Year Ended December 31, 2019	Year Ended December 31, 2018

Revenue
Healthcare service income	$535,166	$383,450

Operating expenses
Cost of healthcare service	(794,545)	(318,011)
Research and development expenses	(6,939,051)	(3,101,432)
General and administrative fees	(7,373,425)	(4,919,626)
Legal and professional fees	(3,405,705)	(1,811,770)
Other operating expenses	(220,891)	(560,709)
Total expenses	(18,733,617)	(10,711,548)

Other (loss) income
(Loss) gain on investments in marketable securities, net	(81,839)	501,522
Gain on non-marketable investments	1,147,190	-
Gain (loss) on investments in derivatives, net	87,599	(974,444)
Gain on use of digital currencies	46,717	-
Gain on extinguishment of convertible debts	1,198,490	-
Changes in fair value of warrant liabilities	(866,300)	124,726
Interest expense, net	(3,699,672)	(4,458,191)
Rental income	16,868	-
Sundry income	232,460	-
Total other loss, net	(1,918,487)	(4,806,387)

Net loss	(20,116,938)	(15,134,485)

Impact of COVID-19 Outbreak

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While the closures and limitations on movement, domestically and internationally, are expected to be temporary, if the outbreak continues on its current trajectory the duration of the supply chain disruption could reduce the availability, or result in delays, of materials or supplies to and from the Group, which in turn could materially interrupt the Group’s business operations. Given the speed and frequency of the continuously evolving developments with respect to this pandemic, the Group cannot reasonably estimate the magnitude of the impact to its consolidated results of operations. We have taken every precaution possible to ensure the safety of our employees.

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including losses on investments; impairment losses related to long-lived assets and current obligations.

Revenue

Healthcare service income was $535,166 and $383,450 for the years ended December 31, 2019 and 2018, which related to the service income derived from the AML clinic.

Research and development expenses

Research and development expenses comprised of costs incurred related to research and development activities, including payroll expenses to our research and development staff, sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP. The following table sets forth a summary of our research and development expenses for the years ended December 31, 2019 and 2018. The increase in research and development expenses was mainly due to the increase in consultation service for projects.

	Year Ended December 31, 2019	Year Ended December 31, 2018
Research and Development Expenses:
Payroll expenses	$1,784,647	$1,363,740
Sponsored research	1,403,689	796,943
Amortization and depreciation	873,239	437,453
Consultation	2,431,997	298,315
Other R&D expenses	445,479	174,981
Milestone payment	-	30,000
Total Research and Development Expenses	6,939,051	3,101,432

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2019 and 2018. The increase in general and administration fees was mainly due to the issuance of share options to our directors, employees, external consultants and advisors in 2019 for motivation.

	Year Ended December 31, 2019	Year Ended December 31, 2018
General and Administrative Fees:
Administrative fees	$-	$448,718
Payroll expenses	4,329,039	2,510,331
Rent and rates	490,975	681,502
Travelling expenses	797,446	414,696
Amortization and depreciation	426,378	244,839
Insurance	620,312	199,698
Advertising and marketing expenses	316,227	125,388
Other expenses	393,048	294,454
Total General and Administrative Fees	7,373,425	4,919,626

Legal and professional fees

For the years ended December 31, 2019 and 2018, the legal and professional fees were $3,405,705 and $1,811,770, respectively. The increase in legal and professional fees was mainly due to the increased business consultant services engaged in 2019 and the increased in token related expenses.

Other operating expenses

The following table sets forth a summary of our other operating expenses for the years ended December 31, 2019 and 2018. The decrease in other operating expenses was mainly due to less corporate events held to promote the Company in 2019.

	Year Ended December 31, 2019	Year Ended December 31, 2018
Other Operating Expenses:
Event and meeting expenses	$93,382	$385,483
Commission expenses	2,761	1,517
Other expenses	124,748	173,709
Total Other Operating Expenses	220,891	560,709

Other (loss) income

The following table sets forth a summary of our other (loss) income for the years ended December 31, 2019 and 2018. The interest expense, net, was mainly related the convertible debts which were fully repaid in 2019.

	Year Ended December 31, 2019	Year Ended December 31, 2018
Other (loss) income:
(Loss) gain on investments in marketable securities, net	$(81,839)	$501,522
Gain on non-marketable investments	1,147,190	-
Gain (loss) on investments in derivatives, net	87,599	(974,444)
Gain on use of digital currencies	46,717	-
Gain on extinguishment of convertible debts	1,198,490	-
Changes in fair value of warrant liabilities	(866,300)	124,726
Interest expense, net	(3,699,672)	(4,458,191)
Rental income	16,868	-
Sundry income	232,460	-
Total other loss, net	(1,918,487)	(4,806,387)

Net loss attributable to Aptorum Group Limited

For the years ended December 31, 2019 and 2018, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $18,686,762and $14,831,723, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company reported a net loss of $20,116,938, net operating cash outflow of $13,382,633 and working capital of $5,358,206 for the year ended December 31, 2019. In addition, the Company had an accumulated deficit of $37,555,980 as of December 31, 2019. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Company may not be able to achieve profitability.

The Company’s principal sources of liquidity have been cash, marketable securities and line of credit facility from related parties. As of the date of issuance of the consolidated financial statements, the Company has approximately $6.3 million of restricted and unrestricted cash and undrawn line of credit facility from related parties of approximately $12.4 million. Based upon the current market price of the Company’s marketable securities, it anticipates it can liquidate such marketable securities, if necessary. In addition, the Company will need to maintain its operating costs at a level which will not exceed such aforementioned sources of funds in order to continue as a going concern for a period within one year after the issuance of its consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Company to meet current anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term development plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, deferring some of its research, seeking to dispose of marketable securities and drawing down from line of credit provided by related parties. Management cannot provide any assurance that the Company will raise additional capital if needed.

CONDENSED SUMMARY OF OUR CASH FLOWS

	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash used in operating activities	$(13,382,633)	$(10,035,531)
Net cash used in investing activities	(108,061)	(6,061,987)
Net cash (used in) provided by financing activities	(7,323,371)	25,478,949
Net (decrease) increase in cash and restricted cash	(20,814,065)	9,381,431

Operating activities

Net cash used in operating activities amounted to $13.4 million and $10.0 million for the years ended December 31, 2019 and 2018. The increase in net cash used in operating activities is mainly due to our increased net loss by $5.0 million, partly offset by the increase in non-cash share-based compensation by $1.6 million.

Investing activities

Net cash used in investing activities amounted to $0.1 million and $6.1 million for the years ended December 31, 2019 and 2018. The decrease in net cash used in investing activities is mainly due to the decrease in purchases of property, plant and equipment by $4.8 million and increase in proceeds from sales of investment securities by $1.0 million.

Financing activities

Net cash used in financing activities amounted to $7.3 million for the year ended December 31, 2019. Net cash provided by financing activities amounted to $25.5 million for the year ended December 31, 2018. It changed from net cash provided by financing activities to net cash used in financing activities is due to the payment for settlement of convertible debts of $13.6 million, and decrease in proceeds from issuance of convertible debts and shares by $16.1 million and $11.1 million respectively. It is partly offset by the increase in loan from related parties by $6.3 million.

CAPITAL EXPENDITURES

Our capital expenditures were $0.9 million and $6.0 million for the years ended December 31, 2019 and 2018, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which was subsequently modified in August 2015 by ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date. The Group adopted this standard effective January 1, 2019 using the modified retrospective approach, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The adoption does not have a material impact to the consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (“ASU 2016-01”) “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which amends various aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The Group adopted ASU 2016-01 as of January 1, 2019 using the modified retrospective method for marketable equity securities and the prospective method for non-marketable equity securities. The following table summarizes the changes to the consolidated balance sheet for the adoption of ASU 2016-01:

	December 31, 2018	Adjustment due to ASU 2016-01	January 1, 2019
Accumulated deficit	$(17,379,185)	$(1,490,033)	$(18,869,218)
Accumulated other comprehensive loss	$(1,484,688)	$1,490,033	$5,345

The Group has elected to use the measurement alternative for non-marketable equity securities, defined as cost adjusted for changes from observable transactions for identical or similar investments of the same issuer, less impairment. The adoption of ASU 2016-01 increases the volatility of other income (expense), net, as a result of the unrealized gain or loss from the remeasurement of equity securities.

Recently issued accounting standards which have not yet been adopted

The Group is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2010 (the “JOBS Act”). Under the JOBS Act, the emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”). Subsequently, the FASB issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief. The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, accounts receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. As an EGC the Group can adopt the amendment for fiscal years beginning after December 15, 2021, and interim period within those fiscal years. The Group is currently evaluating the impact on its consolidated financial statements of adopting this standard.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which requires a lessee to recognize a right-of-use asset and a lease liability for operating leases, initially measured at the present value of the future lease payments, in the balance sheet. ASU 2016-02 also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This new guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Group has evaluated the potential effects of adopting the provisions of ASU 2016-02 on its consolidated financial statements. The Group has estimated that the operating lease right-of-use assets of $959,641, and operating lease liabilities of $982,288 will be recognized at January 1, 2020 in the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The adoption will not have a material effect on the Group’s financial statements.

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes. This standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, on a prospective basis, and early adoption is permitted. The Group is currently evaluating the impact of the new standard on its consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

RESEARCH AND DEVELOPMENT

As of December 31, 2019, the Company has obtained 12 exclusively licensed technologies in neurology, infectious diseases, gastroenterology, oncology, surgical robotics and natural health and is in the process of developing two “in-house” projects in the neurology area. For the years ended December 31, 2019 and 2018, the Group incurred $6,939,051 and $3,101,432, respectively, on research and development expenses.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2019, the Company did not have any off-balance sheet debt, nor do we have any transactions, arrangements or relationships with any special purpose entities.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

	Payment Due by Period
	Total	One to three years	Three to five years
	US$	US$	US$
Operating lease commitments	1,070,214	1,070,214	-

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

CONTINGENT PAYMENT OBLIGATIONS

We have entered into agreements with independent third parties for purchasing office and laboratory equipment. As of December 31, 2019, we had non-cancellable purchase commitments of $61,859.

We have additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of December 31, 2019 are below:

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

For the years ended December 31, 2019 and 2018, we incurred $nil and $30,000 milestone payments, respectively. For the years ended December 31, 2019 and 2018, we did not incur any royalties or research and development funding, respectively. As of December 31, 2019, no other milestone payments had been triggered under any of the existing license agreements.

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

On October 10, 2019, Mr. Lui resigned from his position as Chief Business Officer.

Name	Age	Position
Executive Officers
Ian Huen	40	Founder, Chief Executive Officer and Executive Director
Darren Lui	39	President and Executive Director
Clark Cheng	40	Chief Medical Officer and Executive Director
Sabrina Khan	38	Chief Financial Officer
Thomas Lee	47	Head of Research and Development
Angel Ng	39	Chief Operating Officer
Non-Management Directors
Charles Bathurst	65	Independent Non-Executive Director and Chair of Audit Committee
Mirko Scherer	51	Independent Non-Executive Director
Justin Wu	50	Independent Non-Executive Director and Chair of Compensation Committee
Douglas Arner	50	Independent Non-Executive Director and Chair of Nominating and Corporate Governance Committee

Executive Officers

MR. IAN HUEN, Founder, Chief Executive Officer and Executive Director

Mr. Ian Huen is the Founder, Chief Executive Officer and Executive Director of Aptorum Group Limited. Mr. Huen is also Co-Founder of a Hong Kong company, AENEAS CAPITAL LIMITED, a licensed corporation regulated by the Hong Kong Securities & Futures Commission as a Type 9 Asset Manager, since 2005. He has over 17 years of global asset management experience and previously covered the U.S. healthcare sector as an equity research analyst at Janus Henderson Group plc (formerly known as Janus Capital). Mr. Huen was the financial advisor in the sale of Seng Heng Bank Limited (Macau) to Industrial and Commercial Bank of China in 2007 and was appointed as the vice president of the Board of General Meeting in Industrial and Commercial Bank of China (Macau) Capital Limited in March 2007 for a term of 12 years until March 2019.

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

MR. DARREN LUI, President and Executive Director

Mr. Darren Lui is the President and Executive Director of Aptorum Group Limited. Mr. Lui is also an Executive Director and Co-Founder of AENEAS CAPITAL LIMITED, a licensed corporation regulated by the Hong Kong Securities & Futures Commission as a Type 9 Asset Manager.

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

MISS SABRINA KHAN, Chief Financial Officer

Miss Sabrina Khan is the Chief Financial Officer of Aptorum Group Limited; she is also the company secretary. She leads the Company’s financial strategy and operations, as well as Investor Relations. She has extensive experience working at KPMG (Hong Kong) and Ernst & Young LLP (Hong Kong). She was a regional financial controller in Asia for St. James’s Place Wealth Management (Hong Kong), which St. James’s Place Wealth Management Group (LON: STJ) is a FTSE100 company. Prior to that, she served as the senior finance manager of Neo Derm Group, a leading medical aesthetic group in Asia, in charge of its finance-related matters and expansion in the PRC. From August 2009 to May 2013, she served as the senior finance manager of Global Cord Blood Corporation (formerly known as China Cord Blood Corporation (NYSE: CO)), which was previously a subsidiary of Golden Meditech Holdings Limited (HK: 801), where she played an important role with the NYSE listing filings, investor relations and post IPO reporting. During her employment with Global Cord Blood Corporation, she was actively involved in the issuance of convertible bonds to Kohlberg Kravis Roberts and various merger and acquisition projects, facilitated and liaised with investment banks on due diligence, deal structuring, and also involved in commercial negotiation with respect to major contract terms.

Miss Khan qualified as certified public accountant and graduated with a BBA (Hons) in Accounting & Finance at The University of Hong Kong in 2003. She was qualified as an Advanced China Certified Taxation Consultant in 2015.

DR. THOMAS LEE, Head of Research and Development

Dr. Thomas Lee serves as the Head of R&D of Aptorum Group Limited since April 1, 2019; he is also the Chairman of our Scientific Advisory Board. Dr. Lee served as Chief Executive Officer and Chief Scientific Officer of Aptorum Therapeutics Limited, a wholly-owned therapeutics subsidiary of Aptorum Group Limited from January 2018 to March 2019. Prior to that, Dr. Lee served as an Assistant Professor in the School of Pharmacy, Faculty of Medicine, The Chinese University of Hong Kong from August 2013 to January 2018. Dr. Lee’s key area of research involves drug delivery with specialties including: formulation development of poorly soluble compounds, oral delivery, Nanotechnology, and similar fields.

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

DR. ANGEL NG, Chief Operating Officer

Dr. Angel Ng serves as the Chief Operating Officer (“COO”) of Aptorum Group Limited since April 1, 2019. Dr. Ng. served as the COO of Aptorum Therapeutics Limited, a wholly-owned therapeutics subsidiary of Aptorum Group Limited from September 2017 to March 2019. During this time, Dr. Ng led Aptorum Therapeutics Limited and its subsidiaries’ operations and business strategies. Dr. Ng has extensive experience in project management with Innovation and Technology government funds and academic institutions.

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

Independent Non-Executive Directors

MR. CHARLES BATHURST

Mr. Bathurst is an Independent Non-Executive Director of Aptorum Group Limited. He has over 41 years’ experience of management and senior executive roles primarily in financial services. In 2011, he set up his own independent consultancy service, Summerhill Advisors Limited, advising on management structure, business development, financial reporting, internal audit controls and compliance to both emerging and multinational companies. Today he holds Non-Executive and Advisory board positions on fast-growing companies in healthcare, technology and financial services.

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

B. Compensation of Directors and Executive Officers

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2019 to each of the following named executive officers. The total amount was $2.7 million in 2019. A total 69,819 options were awarded to directors and executive officers in 2019. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the compensation included in the table below, which covers the fiscal year ended December 31, 2019, we issued an aggregate of 296,769 options to the persons included in the table below since January 1, 2020 through the date of this report. (See “Item 6. Directors, Senior Management and Employees – E. Share Ownership”)

The base salary of Mr. Huen and Dr. Cheng shall remain unchanged in 2020, and the base salary of Mr. Lui has been adjusted to US$6,667 per month with effect from January 10, 2020 due to his resignation as Chief Business Officer. The Company entered into a consulting agreement with CGY Investment Limited effective on January 10, 2020, with a monthly service fee of HK$104,000 (approximately US$13,333 per month). CGY is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Hence, for the purposes of this filing and disclosure, 50% of the consulting service fee and share options will be deemed as Mr. Lui’s compensation.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(10)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Ian Huen(2) (CEO)	2019	288,000	24,000	148,275	129,791	2,308	-		592,374

Darren Lui(3) (CBO, President)	2019	240,000	20,000	148,275	129,791	2,308	-		540,374

Clark Cheng(4) (CMO)	2019	279,295	23,275	148,275	129,791	2,308	112	(6)	583,056

Sabrina Khan(5) (CFO)	2019	196,000	65,333	70,040	61,310	2,308	-		394,991

Thomas Lee (7) (Head of R&D)	2019	168,000	18,667	148,275	129,791	2,308	-		467,041

Angel Ng (8) (COO)	2019	72,000	8,000	11,440	10,012	2,308	-		103,760

Dr. Keith Chan(9)	2019	30,000	-	-	-	-	-		30,000

(1)	The Appointment Letters provide salaries in HKD; for purposes of this table, we used a conversion ratio of HKD7.80 to USD1.00 to determine the salary in USD.

(2)	Mr. Huen is the founder and was appointed as the Chief Executive Officer of Aptorum Group on October 1, 2017. Before that, he was a director of the Company.

(3)	Mr. Lui was appointed as the Chief Business Officer and President of Aptorum Group on October 1, 2017 and resigned as Chief Business Officer on October 10, 2019.

(4)	Dr. Cheng was appointed as the Chief Medical Officer of Aptorum Group on January 2, 2018.

(5)	Miss Khan was appointed as the Chief Financial Officer of Aptorum Group on October 16, 2017.

(6)	Pursuant to Dr. Cheng’s appointment letter, Dr. Cheng received a share bonus of 526 ordinary shares of AML, representing 5% of AML’s issued and outstanding ordinary shares (the “Share Bonus”) in 2018. Based on the Company’s financial position and Dr. Cheng’s performance, on each anniversary of Dr. Cheng’s employment commencement date, the Share Bonus is eligible to increase by 1% of AML’s then issued and outstanding ordinary share count per year up to a maximum additional amount of 5% of AML’s then issued and outstanding ordinary share count by the 5th anniversary from his employment commencement date. As of the date of this annual report, Dr. Cheng received a total of 753 ordinary shares of AML, representing 7% of AML’s issued and outstanding ordinary shares; during fiscal 2019, Dr. Cheng received 112 ordinary shares of AML, the cash value of which is USD112.

(7)	Dr. Lee was appointed as the Head of Research & Development of Aptorum Group on April 1, 2019. Before that, he was the Chief Executive Officer and Chief Scientific Officer of Aptorum Therapeutics Limited, a wholly-owned therapeutics subsidiary of Aptorum Group Limited from January 2018 to March 2019, for which he received an aggregate of $56,000 for the period from January 1, 2019 to March 31, 2019. This table only includes the compensation paid or payable to Dr. Lee for the period from April 1, 2019 to December 31, 2019.

(8)	Dr. Ng was appointed as the Chief Operating Officer of Aptorum Group on April 1, 2019. Before that, she was the Chief Operating Officer of Aptorum Therapeutics Limited, a wholly-owned therapeutics subsidiary of Aptorum Group Limited from September 2017 to March 2019, for which she received an aggregate of $24,000 for the period from January 1, 2019 to March 31, 2019. This table only includes the compensation paid or payable to Dr. Ng for the period from April 1, 2019 to December 31, 2019.

(9)	As described elsewhere in this report, we were party to a consulting agreement dated August 18, 2017 with GloboAsia, LLC, for which Dr. Chan serves as the Director of International Affairs. All fees payable to Dr. Chan for services provided to us as Chief Scientific Officer were paid to GloboAsia, LLC, pursuant to the consulting agreement and appointment letter with Dr. Chan. Following Dr. Chan’s resignation in March 2019, the consulting agreement was terminated effective as of March 31, 2019. (See “Item 7. Major Shareholders and Related Party Transactions – Consulting Arrangements”) No other compensation was paid or payable to Dr. Chan for the period from April 1, 2019 to December 31, 2019.

(10)	Represents deferred bonuses provided to directors and executive officers, which will be vested after 1-2 year vesting period.

Compensation of Non-executive Directors

The following table sets forth information for the fiscal year ended December 31, 2019 regarding the compensation of our non-executive directors who at December 31, 2019, were not also named executive officers. A total 8,044 options were awarded to non-executive directors in 2019. In addition to the compensation included in the table below, which covers the fiscal year ended December 31, 2019, we issued an aggregate of 37,460 options to the persons included in the table below since January 1, 2020 through the date of this report.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charles Bathurst (1)	48,000	(2)	-	14,832	12,987	-	-	75,819
Mirko Scherer (3)	30,000		-	14,832	12,987	-	-	57,819
Justin Wu (4)	30,000		-	14,832	12,987	-	-	57,819
Douglas Arner (5)	30,000		-	14,832	12,987	-	-	57,819

(1)	Mr. Bathurst was appointed as one of our directors as of October 2017 and pursuant to his appointment letter, is entitled to receive $48,000 annually for his combined services as a director and a committee member.

(2)	Mr. Bathurst’s appointment Letter provides his salary in GBP. For purposes of this table, we used a conversion ratio of GBP0.75 to USD1.00 to determine his salary in USD; however, the ultimate amount paid is based on the actual rate as of the relevant pay day at the end of each month.

(3)	Dr. Scherer was appointed as one of our directors as of October 2017 and pursuant to his appointment letter, is entitled to receive $30,000 annually for his services as a director.

(4)	Dr. Wu was appointed as one of our directors as of October 2017 and pursuant to his appointment letter, is entitled to receive $30,000 annually for his combined services as a director and a committee member.

(5)	Professor Arner’s appointment as one of our directors became effective as of April 1, 2018. Pursuant to his appointment letter, Professor Arner is entitled to receive $30,000 annually for his combined services as a director and a committee member.

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

As of the date of this report, we have granted options that can be exercised for an aggregate of 773,104 Class A Ordinary Shares. 218,222 options were granted on March 15, 2019. One-half of each option grant vests on January 1, 2020 and the other half vests on January 1, 2021. The exercise price is $12.91 per share, which was based on the closing price of the shares traded on the NASDAQ stock exchange on the trading day preceding the grant date. 554,882 options were granted on March 16, 2020. One-half of each option grant vests on January 1, 2021 and the other half vests on January 1, 2022. The exercise price is $2.99 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

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

Scientific Advisory Board

We restructured the Scientific Assessment Committee into a newly formed Scientific Advisory Board. The Scientific Advisory Board shall help the Company sharpen its focus on innovation and technological advancements and address critical scientific challenges in our research and development; it will provide overall advise on the scientific development of the company. As of the date of this annual report, we have 21 members on this board.

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

D. Employees

As of the date of this annual report, we have 37 employees, including 36 full-time employees and 1 part-time employee. Of these, 12 are engaged in full-time research and development and laboratory operations, 18 are engaged in general and administrative functions, 6 are full-time employees engaged in the clinic operation and 1 part-time employee is engaged in legal clerical support. As of the date of this annual report, 37 of our employees are located in Hong Kong. In addition, we have engaged and may continue to engage 39 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of April 29, 2020.

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 7,948,712 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares outstanding as of April 29, 2020.

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

Name and Address of Beneficial Owner	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Percentage of Total Class A and Class B Ordinary Shares(1)	Percentage of Total Voting Power(2)
Ian Huen(3)	2,865,742	16,061,469	62.29%	70.37%
Darren Lui(4)	260,809	2,141,333	7.91%	9.33%
Clark Cheng(5)	*	-	*	*
Sabrina Khan(6)	*	-	*	*
Thomas Lee Wai Yip(7)	*	-	*	*
Angel Ng Siu Yan(8)	*	-	*	*
Charles Bathurst(9)	*	-	*	*
Mirko Scherer(10)	*	-	*	*
Justin Wu(11)	207,566	-	0.68%	0.09%
Douglas Arner(12)	*	-	*	*
All directors and executive officers as a group (10 persons)	3,334,117	18,202,802	70.88%	79.79%
5% Beneficial Owner
Jurchen Investment Corporation(3)	2,855,688	16,061,469	62.26%	70.36%
Sui Fong Isabel Huen Ng(13)	211,986	1,907,870	6.98%	8.30%
CGY Investments Limited(14)	471,809	4,015,367	14.77%	17.49%

*	Less than 1%.

(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after April 29, 2020, by the sum of Class A Ordinary Shares and Class B Ordinary Shares, and the number of Class A Ordinary Shares that such person or group has the right to acquire beneficial ownership within 60 days after April 29, 2020.  Following the IPO, each Class B Ordinary Share can be converted at any time on a one-for-one basis into Class A Ordinary Shares at the discretion of the holder.

(2)	For each person and group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group with respect to all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares as one single class. Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to ten votes per share on all matters subject to a shareholders’ vote.

(3)	Includes 2,315,148 Class A Ordinary Shares owned by Jurchen, warrants held by Jurchen to purchase 540,540 Class A Ordinary Shares, options granted to Mr. Huen to purchase 10,054 Class A Ordinary Shares, and 16,061,469 Class B Ordinary Shares owned by Jurchen. Jurchen Investment Corporation, is a company wholly-owned by Mr. Huen. Mr. Huen maintains sole voting control over the shares held by Jurchen, the principal office address of which is at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong. Does not include 10,053 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 15, 2019 and 66,890 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to Mr. Huen pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of April 29, 2020.

(4)	Includes (i) 14,850 Class A Ordinary Shares and 133,649 Class B Ordinary Shares held by DSF Investment Holdings Limited, which is 29.5% held by Mr. Lui, and 70.5% held by Eternal Clarity Holdings Limited which is wholly-owned by Mr. Lui’s mother, Ms. Emily Woo, and is located at Flat A2, 11th Floor, Wing Hang Insurance Building, 11 Wing Kut Street, Hong Kong, (ii) 235,905 Class A Ordinary Shares and 2,007,684 Class B Ordinary Shares held by CGY Investments Limited, which is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother), and (iii) options granted to Mr. Lui to purchase 10,054 Class A Ordinary Shares. Mr. Lui only controls and/or has substantial influence on the disposition and voting rights of 29.5% of the Aptorum shares DSF owns; Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother regarding the CGY shares. Does not include 10,053 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 15, 2019 and 66,890 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to CGY Investments Limited, of which 50% is deemed controlled by Mr. Lui, pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of April 29, 2020.

(5)	Pursuant to his appointment letter, Dr. Cheng received a stock bonus of 7% of Aptorum Medical Limited’s ordinary shares as of the date of this annual report. Does not include 10,053 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 15, 2019 and 66,890 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to Dr. Cheng pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of April 29, 2020.

(6)	Does not include 4,749 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 15, 2019 and 54,627 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to Miss Khan pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of April 29, 2020.

(7)	Does not include 10,053 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 15, 2019 to and 66,890 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 Dr. Lee pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of April 29, 2020.

(8)	Does not include 775 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 15, 2019 and 8,027 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to Dr. Ng pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of April 29, 2020.

(9)	Does not include 1,005 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 15, 2019 and 9,365 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to Mr. Bathurst pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of April 29, 2020.

(10)	Does not include 1,005 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 15, 2019 and 9,365 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to Mr. Scherer pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of April 29, 2020.

(11)	Includes (i) 129,589 Class A Ordinary Shares held by Chi Ling Lily Heung, the wife of Dr. Wu, (ii) 76,971 Class A Ordinary Shares held by Dr. Wu, and (iii) options granted to Dr. Wu to purchase 1,006 Class A Ordinary Shares. Does not include 1,005 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 15, 2019 and 9,365 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to Dr. Wu pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of April 29, 2020.

(12)	Does not include 1,005 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 15, 2019 and 9,365 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to Dr. Arner pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of April 29, 2020.

(13)	Sui Fong Isabel Huen Ng is the mother of Mr. Ian Huen. Mr. Ian Huen does not have control nor substantial influence on the disposition and voting rights of the shares held by his mother.

(14)	CGY Investments Limited is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Does not include 66,890 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to CGY Investments Limited pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of April 29, 2020.

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

On March 23, 2018, Jurchen transferred 446,152 Class A Ordinary Shares and 4,015,367 Class B Ordinary Shares to CGY Investments Limited, a company incorporated in Hong Kong and which we deem Mr. Darren Lui controls and/or of which he has substantial influence on the disposition rights and voting rights of such shares. Following this transfer, Jurchen owned approximately 33% and 72% of our Class A Ordinary Shares and Class B Ordinary Shares, respectively.

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

Effective as of April 1, 2019, GloboAsia, through Dr. Chan, shall serve as a member on our Scientific Advisory Board. To formalize such service, we entered into that certain consulting agreement with GloboAsia dated March 13, 2019 (the “2019 GA Agreement”). Pursuant to the 2019 GA Agreement, GloboAsia provides advisory and management services to us and as a member of the Scientific Advisory Board, they provide advice to us regarding research and development, the scientific merit of licenses or products and other related scientific issues. We agreed to pay GloboAsia an hourly rate of USD300 for work actually performed. The initial term of 2019 GA Agreement is until December 31, 2020 and shall thereafter be automatically renewed for successive one-year terms, unless earlier terminated by either party upon three months’ notice prior to the end of the then applicable term; either party may also terminate the agreement upon 2 months written notice and the Company may terminate the agreement if Dr. Chan is no longer with GloboAsia or if GloboAsia commits any act of fraud or dishonesty.

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

b. On April 24, 2019, the Company signed an agreement with Aeneas Capital Limited, and A*ccelerate Technologies Pte. Ltd, the enterprise office of the Agency for Science, Technology and Research (“A*STAR”), (collectively, the “Parties”) to co-create local deep tech startups. This agreement, which is part of A*ccelerate’s venture co-creation (“VCC”) initiative, commits all parties to the co-creation of local startups in the healthcare and life science sector (the “Master Collaboration Agreement”). The goal is to create a total of up to 20 deep tech ventures in Singapore will be created by this partnership over the next 5 years. A*STAR shall contribute a total of up to $30,000,000 to any suitable startups, at their discretion. The Company and Aeneas Capital Limited will contribute a total of up to $30,000,000 to any suitable startups at their discretion with a focus on (i) securing pilot customers; (ii) incorporation of the startups as companies and financial commitments of such customers; (iii) capital raising and capital market plans; (iv) recruiting and building of the startup teams; (v) equipment and infrastructure; and (vi) licensing of IP to the startups under the Technology License Agreements. The Master Collaboration Agreement shall continue for a period of 5 years, unless otherwise terminated or extended by the Parties.

c. On January 1, 2019, Aptus Management Limited (one of our wholly-owned subsidiaries) (“Aptus Management”) entered into an Administrative consultant Services Agreement with Aeneas Management Limited (a subsidiary of Aeneas Limited). Pursuant to this agreement, Aeneas shall provide certain business and financial services to Aptus Management Limited; Aeneas shall be paid a monthly service fee of HK$452,000 per month (approximately US$57,949 per month), payable by the 25th day of each month during the term of the agreement, which was until December 31, 2019. Either party was able to terminate the agreement by providing 3-months written notice to the other party. On December 16, 2019, the parties agreed to renew the agreement under the same terms, but with an expiration date of December 31, 2020. On January 29, 2020, both parties agreed the agreement would terminate no later than April 30, 2020, with the final monthly payment to have been paid in March 2020.

d. On January 1, 2019, Aenco Limited (“Aenco”) (a subsidiary of AGL) and Aptus Management entered into a Secondment Agreement. Pursuant to this agreement, Aenco shall assign certain of its employees to Aptus Management from time to time to assist Aptus Management with information technology development and maintenance activities for Aptus Management’s affiliates; such employees shall be integrated into Aptus Management’s organization only to the extent necessary to carry out such employees specific duties for Aptus Management. Aptus Management shall pay all salary and benefits up to HK$540,000 per month (approximately US$69,231 per month); Aenco shall be responsible for the costs associated with any employee relocation required as a result of this agreement. The agreement was originally set to terminate on December 31, 2019, although either party may terminate the agreement upon giving the other party 3-months written notice. On December 16, 2019 the parties agreed to renew the agreement under the same terms, but with an expiration date of December 31, 2020. On January 29, 2020, both parties agreed to replace the agreement no later than April 30, 2020.

On April 1, 2020, the agreement was replaced and superseded with a New Secondment Agreement. Pursuant to this New Secondment Agreement, Aenco shall assign certain of its employees to Aptus Management from time to time to assist Aptus Management with information technology application development and maintenance activities for Aptus Management’s affiliates; such employees shall be integrated into Aptus Management’s organization only to the extent necessary to carry out such employees specific duties for Aptus Management. Aptus Management shall pay all salary and benefits up to HK$700,000 per month (approximately US$89,744 per month); Aenco shall be responsible for the costs associated with any employee relocation required as a result of this agreement. The agreement shall terminate on December 31, 2020, although either party may terminate the agreement upon giving the other party 3-months written notice.

e. In July 2019, Smart Pharmaceutical Limited Partnership, (“SPLP”), a wholly owned subsidiary of the Group, transferred 100,000,000 Smart Pharma Tokens (“SMPT token”) to Aenco Solutions Limited, a related party, in exchange of the service to deal with the token creation, offering and 5-years consultancy service. The 100,000,000 SMPT tokens were equivalents to $300,000.

Aeneas is wholly-owned by Aeneas Group Limited (“AGL”), which in turn is wholly-owned by Aeneas Limited (“AL”). AL is wholly-owned by Jurchen, which is wholly-owned by Mr. Huen, our CEO. Mr. Huen and Mr. Lui both serve as the executive directors of Aeneas and Professor Arner, one of our directors, is a Senior Regulatory and Strategic Advisor for Aeneas. Under his agreement with AGL dated March 12, 2018, Professor Arner shall, among other services, advise the board of AGL with its management, execution of business, and regulatory initiatives of AGL and AL, assist AGL with access to expert networks as appropriate and required. Professor Arner’s compensation thereunder is HK$234,000 per year (approximately US$30,000 per year) and Professor Arner is entitled to participate in AGL’s share option plans.

In addition, AGL was one of the selected dealers for our IPO.

CGY Investment Limited

We entered into a consulting agreement with CGY Investment Limited (“CGY”) effective on January 10, 2020. Pursuant to this agreement, CGY shall provide certain consultancy, advisory, and management services to the Group on potential investment projects related to health care or R&D platform; CGY shall be paid a monthly service fee of HK$104,000 per month (approximately US$13,333 per month), during the term of the agreement, which is remain in effect unless it is terminated. The agreement may be terminated by either party providing 1-months written notice to the other party.

CGY is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother). Mr. Lui, President and Executive Director of the Group, controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Hence, 50% of the consulting service fee will be deemed as Mr. Lui’s compensation.

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

The issuance and sale of Series A Notes, and the underlying Class A Ordinary Shares to the Series A Note Investors in the Series A Note Offering were made in reliance on an exemption from registration contained in either Regulation D or Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). The securities sold in the Series A Note Offering are not registered by the Registration Statement and have not been registered under the Securities Act, and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements of the Securities Act. However, the Series A Note Investors have piggyback registration rights with respect to the Class A Ordinary Shares underlying the Series A Notes that entitle the Series A Note Investors to request their securities be included in a future Securities Act registration statement, after our IPO, subject to certain exceptions and conditions. However, we decided to include the Class A Ordinary Shares underlying the Series A Notes in the Registration Statement.

The Bond Offering

As described above in Item 5A. Operating Results, on April 6, 2018, we entered into the Bond Subscription Agreement with Peace Range. We repurchased the Bond on April 24, 2019 and the Bond matured and was redeemed on October 25, 2019.

Credit Agreements and Promissory Notes

On August 13, 2019 (the “Effective Date”), Aptorum Therapeutics Limited (“ATL”), one of our wholly-owned subsidiaries, entered into two separate Promissory Notes and Line of Credit Agreements (the “Agreements”) with Aeneas Group Limited (“Aeneas Group”) and Jurchen Investment Corporation (“Jurchen”). The Aeneas Group Agreement and Jurchen Agreement provide ATL with a line of credit up to twelve million dollars ($12,000,000) and three million dollars ($3,000,000), respectively (collectively, the “Line of Credit”), representing the maximum aggregate amount of the advances of funds from the Line of Credit that may be outstanding at any time under the Line of Credit (the “Principal Indebtedness”). ATL may draw down from the Line of Credit at any time through the day immediately preceding the third anniversary of the Effective Date (the “Maturity Date”). Interest will be payable on the outstanding Principal Indebtedness at the rate of eight percent (8%) per annum, payable semi-annually in arrears on February 12 and August 12 in each year. ATL may pre-pay in whole or in part, the Principal Indebtedness of the Line of Credit, and all interest accrued at any time prior to the Maturity Date, without penalty. Under the Agreements, in addition to certain standard covenants, we are also not permitted, without the prior written consent of Aeneas Group and Jurchen to (i) liquidate, dissolve or wind-up our business and affairs; (ii) effect any merger or consolidation transaction; (iii) sell, lease, transfer, license or otherwise dispose, in a single transaction or series of related transactions, all or substantially all of our assets; or (iv) consent to any of the foregoing. The Agreements are subject to standard events of default, which if not cured within the agreed upon cure period, permits Aeneas Group or Jurchen, as applicable, to declare the outstanding Principal Indebtedness immediately due and payable, to exercise any other remedy provided for in the Agreements or any other right available to Aeneas Group or Jurchen as provided at law or in equity. Jurchen and Aeanas Group also maintain the right to set-off during the term of the Agreements.

Registered Direct Offering

As described above in Item 5A. Operating Results, Jurchen Investment Corporation, our largest shareholder and wholly owned by Mr. Huen, our Chief Executive Officer, purchased 540,540 Class A Ordinary Shares and Warrants to purchase 540,540 Class A Ordinary Shares in a Registered Direct Offering, which closed on February 28, 2020. The Warrants will be exercisable immediately following the date of issuance for a period of seven years at an initial exercise price of $7.40.

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

We also maintain a corporate website at www.aptorumgroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this report.

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

Currency risk sensitivity analysis

At December 31, 2019, 2018 and 2017, the Group has no significant foreign currency risk because its business is principally conducted in Hong Kong and most of the transactions are denominated in Hong Kong dollar. Since the Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

Credit Risk

Financial assets which potentially subject the Group to concentrations of credit risk consist principally of bank deposits and balances.

The Group takes on exposure to credit risk on cash and restricted cash balances held with HSBC, DBS Bank Ltd, Hong Kong Branch, Industrial and Commercial Bank of China (Macao) Limited, Bank of China (Hong Kong) Limited, Mitsubishi UFJ Financial Group and Silicon Valley Bank for the purposes of payments of Group expenses.

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

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Items 12.D.3 and 12.D.4 of this Item 12 is not applicable, as the Company does not have any American Depositary Shares; all other applicable information required by this Item 12 is included in Exhibit 2.3.

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

We received gross proceeds of approximately $12.0 million from our initial public offering. As of April 29, 2020, in addition to our expenses relating to our IPO, all remaining IPO proceeds have been used on our lead projects and other projects, as described herein.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2019, were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

In connection  with the audit of our financial statements for the year ended December 31, 2018 and the period March 1, 2017 through December 31, 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

In 2019, we took actions to remediate the abovementioned material weakness, and we believe we have remediated the material weakness by implementing the following measures:

●	provide trainings to staff regarding to the preparation of financial statements in compliance with generally accepted accounting principles in the United States;

●	change to a new and well-established accounting system to enhance effectiveness and financial and system control;

●	establish clear roles and responsibilities for accounting and financial reporting staff to address finance and accounting issues; and

●	continue to monitor the improvement on internal control over financial reporting.

As of December 31, 2019, we determined that the aforementioned measures remediated the material weakness. However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2019. Therefore, based on the definition of “material weakness” and “significant deficiency” in the standards established by the Public Company Accounting Oversight Board of the United States, our management concluded that the deficiency now only rises to the level of a significant deficiency.

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

Notwithstanding there is a significant deficiency identified as described above, we believe that our consolidated financial statements contained in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

(c) Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above in (b) Management’s Annual Report on Internal Control over Financial Reporting, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have one financial expert as of the date of this report. Our Board of Directors has determined that Mr. Charles Bathurst, Chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of The NASDAQ Global Market.  Mr. Bathurst is “independent” as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Global Market.

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

	For the years ended December 31,
	2019	2018
	(In thousand)
Audit fees	$154	$263
Audit-related fees	65	-
Tax fees	-	-
All other fees	-	-
Total	$219	$263

“Audit fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include review of documents filed with the SEC.

“Tax fees” include fees for professional services rendered by our principal auditor for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to other matters not reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal auditor including audit services, audit-related services, tax services and other services.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Aptorum Group Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Association *
2.1	Registrant’s Specimen Certificate for Ordinary Shares*
2.2	Form of Underwriter’s Warrant+++
2.3	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended**
2.4	Form of Warrant+
4.1	Form of Underwriting Agreement+++
4.2	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017 *
4.3	Employment Letter between the Company and Sabrina Khan (Chief Financial Officer), dated September 1, 2017 *
4.4	Addendum to Employment Letter between Company and Sabrina Khan (Chief Financial Officer) dated April 24, 2018 *
4.5	Appointment Letter between the Company and Darren Lui (Chief Business Officer, President & Director), dated September 25, 2017 *
4.6	Employment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated August 31, 2017 *
4.7	Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated September 25, 2017 *
4.8	Second Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated October 30, 2017 *
4.9	Third Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated January 2, 2018*
4.10	Appointment letter between the Company and Keith Chan (former Chief scientific officer) (Terminated March 13, 2019)*
4.11	Appointment Letter between the Company and Charles Bathurst (Independent Non-Executive Director), dated September 24, 2017 *
4.12	Appointment Letter between the Company and Mirko Scherer (Independent Non-Executive Director), dated September 24, 2017 *
4.13	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017 *

4.14	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018 *
4.15	Management Agreement between the Company and Guardian Capital Management Limited, dated March 1, 2017 *
4.16	Consulting Agreement between the Company and GloboAsia, LLC (includes provisions for the appointment of Keith Chan as Chief Scientific Officer) dated August 18, 2017 * (Terminated March 13, 2019)
4.17	Management Agreement between the Company and APTUS CAPITAL LIMITED, dated October 26, 2010 *
4.18	First Addendum to the Management Agreement between the Company and APTUS CAPITAL LIMITED, dated February 10, 2012 *
4.19	Second Addendum to the Management Agreement between the Company and APTUS CAPITAL LIMITED, December 9, 2016 *
4.20	Subscription Agreement between the Company and Peace Range Limited, dated April 6, 2018 *
4.21	Share Charge Agreement between the Company, Jurchen Investment Corporation and Peace Range Limited, dated April 25, 2018 * (Terminated March 12, 2019)
4.22	Deed of Guarantee of Jurchen Investment Corporation, acknowledged by Peace Range Limited, dated April 25, 2018 *
4.23	Charge Account Agreement between the Company and Peace Range Limited, dated April 25, 2018 *
4.24	Bond Certificate between the Company and Peace Range Limited, dated April 25, 2018 *
4.25	Escrow Agreement between the Company and Peace Range Limited, dated April 25, 2018* (Terminated February 22, 2019)
4.26	2017 Share Option Plan *
4.27	Form of Securities Purchase Agreement for the Series A Convertible Promissory Notes, dated May 15, 2018 *
4.28	Lock-up Agreement for Series A Convertible Promissory Notes, dated May 15, 2018 *
4.29	Service Agreement Between Covar Pharmaceuticals Incorporated and Videns Incorporation Limited*
4.30	Appointment Letter and Addendum to Service Agreement with Covar Pharmaceuticals Incorporated and Dr. Kwok Chow dated December 15, 2017*
4.31	Appointment Letter and Addendum to Service Agreement with Covar Pharmaceuticals Incorporated and Mr. Austin Feedman dated December 26, 2017*
4.32	Consulting Agreement between the Company and GloboAsia, LLC (includes provisions for the appointment of Keith Chan as member of the Scientific Advisory Board) dated March 13, 2019(5)
4.33	Exclusive Patent License Agreement for ALS-4 dated October 18, 2017(3)
4.34	First Amendment to Exclusive License Agreement for ALS-4 dated June 7, 2018 *
4.35	Second Amendment to Exclusive License Agreement for ALS-4 dated July 10, 2019**(6)
4.36	Exclusive License Agreement for ALS-4 dated January 11, 2019(4)
4.37	Employment Agreement with Dr. Lee dated March 13, 2019++
4.38	Employment Agreement with Dr. Ng, dated March 13, 2019++
4.39	Master Collaboration Agreement by and between the Company, A*ccelerate Technologies Pte. Ltd, and Aeneas Capital Limited dated April 24, 2019 (1)
4.40	Bond Repurchase Agreement dated April 24, 2019 (1)
4.41	Form of Line of Credit Agreement (2)
4.42	Form of Promissory Note (2)

4.43	Form of Securities Purchase Agreement+
4.44	Consulting agreement with CGY Investment Limited effective on January 10, 2020**
4.45	Distribution and Marketing Agreement between Nativus Life Sciences Limited and Multipak Limited**
4.46	Administrative Consultant Services Agreement with Aeneas Management Limited dated January 1, 2019**
4.47	Secondment Agreement between the Company and Aenco Limited dated January 1, 2019**
4.48	Secondment Agreement (2) between the Company and Aenco Limited dated April 1, 2020**
8.1	List of Subsidiaries**
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***
15.1	Consent of Marcum Bernstein & Pinchuk LLP**
99.1	Code of Business Ethics *
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

***	Furnished with this annual report on Form 20-F
**	Filed with this annual report on Form 20-F
*	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018
+++	Incorporated by reference to our Registration Statement Filed on Form F-1 on November 15, 2018
++	Incorporated by reference to our Current Report on Form 6-K filed on April 1, 2019
+	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020
(1)	Incorporated by reference to our Current Report on Form 6-K filed on April 24, 2019
(2)	Incorporated by reference to our Current Report on Form 6-K filed on August 14, 2019

(3)	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.
(4)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(5)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019.
(6)	Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aptorum Group Limited

Date: April 29, 2020	By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer
Principal Accounting and Financial Officer

APTORUM GROUP LIMITED

Financial Statements

Table of Contents

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets (Successor Basis) as of December 31, 2019 and 2018	F-3
Consolidated Statements of Operations and Comprehensive Loss (Successor Basis) for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017	F-4
Statement of Operations (Predecessor Basis) for the period January 1, 2017 through February 28, 2017	F-5
Consolidated Statements of Equity (Successor Basis) for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017	F-6
Statement of Changes in Net Assets (Predecessor Basis) for the period January 1, 2017 through February 28, 2017	F-7
Consolidated Statements of Cash Flows (Successor Basis) for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017	F-8
Statement of Cash Flows (Predecessor Basis) for period January 1, 2017 through February 28, 2017	F-9
Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Aptorum Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets (successor basis) of Aptorum Group Limited (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements (successor basis) of operations and comprehensive loss, equity and cash flows for each of the two years in the period ended December 31, 2019, and the period March 1, 2017 through December 31, 2017, the statements (predecessor basis) of operations, changes in net assets, and cash flows for the period January 1, 2017 through February 28, 2017, and the related notes, (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, the period March 1, 2017 through December 31, 2017, and the period January 1, 2017 through February 28, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2017

New York, New York

April 29, 2020

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (SUCCESSOR BASIS)

December 31, 2019 and 2018

(Stated in U.S. Dollars)

	December 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash	$5,189,003	$12,006,624
Restricted cash	104,170	14,100,614
Digital currencies	1,539	-
Accounts receivable	40,543	2,827
Inventories	34,185	30,642
Marketable securities, at fair value	1,063,111	1,014,338
Investments in derivatives	203,320	115,721
Amounts due from related parties	962	169,051
Due from brokers	317,005	818,968
Other receivables and prepayments	1,079,043	464,156
Total current assets	8,032,881	28,722,941
Property, plant and equipment, net	7,093,035	4,260,602
Non-marketable investments	7,112,180	7,094,712
Intangible assets, net	1,311,683	1,409,540
Amounts due from related parties	50,000	50,000
Long-term deposits	294,606	3,417,178
Other non-current asset	59,833	119,667
Total Assets	$23,954,218	$45,074,640

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$41,593	$33,417
Accounts payable and accrued expenses	2,586,527	1,247,147
Finance lease payable, current portion	46,555	43,877
Warrant liabilities	-	753,118
Convertible debts	-	10,107,306
Total current liabilities	2,674,675	12,184,865
Finance lease payable, non-current portion	97,319	143,873
Loan payables to related parties	6,330,472	-
Total Liabilities	$9,102,466	$12,328,738

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 6,597,362 shares issued and outstanding at December 31, 2019 and 6,537,269 shares issued and outstanding at December 31, 2018, respectively)	$6,597,362	$6,537,269
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as at December 31, 2019 and 2018)	22,437,754	22,437,754
Additional paid-in capital	24,887,624	23,003,285
Accumulated other comprehensive loss	(5,552)	(1,484,688)
Accumulated deficit	(37,555,980)	(17,379,185)
Total equity attributable to the shareholders of Aptorum Group Limited	16,361,208	33,114,435
Non-controlling interests	(1,509,456)	(368,533)
Total equity	14,851,752	32,745,902
Total Liabilities and Equity	$23,954,218	$45,074,640

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(SUCCESSOR BASIS)

For Years Ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017

(Stated in U.S. Dollars)

	Year Ended December 31, 2019	Year Ended December 31, 2018	March 1, 2017 through December 31, 2017

Revenue
Healthcare service income	$535,166	$383,450	$-

Operating expenses
Cost of healthcare service	(794,545)	(318,011)	-
Research and development expenses	(6,939,051)	(3,101,432)	(2,560,323)
General and administrative fees	(7,373,425)	(4,919,626)	(1,480,093)
Legal and professional fees	(3,405,705)	(1,811,770)	(1,395,490)
Other operating expenses	(220,891)	(560,709)	(257,177)
Total expenses	(18,733,617)	(10,711,548)	(5,693,083)

Other (loss) income
(Loss) gain on investments in marketable securities, net	(81,839)	501,522	3,912,500
Gain on non-marketable investments	1,147,190	-	-
Gain (loss) on investments in derivatives, net	87,599	(974,444)	(827,501)
Gain on use of digital currencies	46,717	-	-
Gain on extinguishment of convertible debts	1,198,490	-	-
Changes in fair value of warrant liabilities	(866,300)	124,726	-
Interest (expense) income, net	(3,699,672)	(4,458,191)	44,269
Rental income	16,868	-	-
Dividend income	-	-	2,308
Sundry income	232,460	-	-
Total other (loss) income, net	(1,918,487)	(4,806,387)	3,131,576

Net loss	(20,116,938)	(15,134,485)	(2,561,507)
Less: net loss attributable to non-controlling interests	(1,430,176)	(302,762)	(14,045)

Net loss attributable to Aptorum Group Limited	$(18,686,762)	$(14,831,723)	$(2,547,462)

Net loss per share – basic and diluted	$(0.64)	$(0.53)	$(0.09)
Weighted-average shares outstanding – basic and diluted	29,008,445	27,909,788	26,963,435

Net loss	$(20,116,938)	$(15,134,485)	$(2,561,507)

Other Comprehensive loss
Unrealized loss on investments in available-for-sale securities	-	(1,122,251)	(367,782)
Exchange differences on translation of foreign operations	(10,897)	5,345	-
Other Comprehensive loss	(10,897)	(1,116,906)	(367,782)

Comprehensive loss	(20,127,835)	(16,251,391)	(2,929,289)
Less: comprehensive loss attributable to non-controlling interests	(1,430,176)	(302,762)	(14,045)

Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(18,697,659)	(15,948,629)	(2,915,244)

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

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF EQUITY (SUCCESSOR BASIS)

For Years Ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017

(Stated in U.S. Dollars)

	Ordinary shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive loss	Non- controlling interests	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount

Balance, March 1, 2017	25,657,110	$25,657,110	-	$-	-	$-	$(1,168,448)	$-	$-	$-	$24,488,662
Proceeds from issuance of shares	2,207,025	2,207,025	-	-	-	-	6,394,976	-	-	-	8,602,001
Converted from ordinary shares	(27,864,135)	(27,864,135)	5,426,381	5,426,381	22,437,754	22,437,754	-	-	-	-	-
Unrealized loss on investments in available-for-sale securities	-	-	-	-	-	-	-	-	(367,782)	-	(367,782)
Gain on disposal of entity under common control	-	-	-	-	-	-	67,874	-	-	-	67,874
Net loss	-	-	-	-	-	-	-	(2,547,462)	-	(14,045)	(2,561,507)

Balance, December 31, 2017	-	$-	5,426,381	$5,426,381	22,437,754	$22,437,754	$5,294,402	$(2,547,462)	$(367,782)	$(14,045)	$30,229,248
Issuance of initial public offering of ordinary shares on December 17, 2018 at $15.8 per share, net of underwriting discount and offering expenses	-	-	761,419	761,419	-	-	9,536,631	-	-	-	10,298,050
Proceeds from non-controlling interest	-	-	-	-	-	-	51,727	-	-	(51,726)	1
Converted from convertible debts	-	-	349,469	349,469	-	-	2,683,839	-	-	-	3,033,308
Unrealized loss on investments in available-for-sale securities	-	-	-	-	-	-	-	-	(1,122,251)	-	(1,122,251)
Exchange difference on translation of foreign operation	-	-	-	-	-	-	-	-	5,345	-	5,345
Beneficial conversion feature	-	-	-	-	-	-	5,436,686	-	-	-	5,436,686
Net loss	-	-	-	-	-	-	-	(14,831,723)	-	(302,762)	(15,134,485)

Balance, December 31, 2018	-	$-	6,537,269	$6,537,269	22,437,754	$22,437,754	$23,003,285	$(17,379,185)	$(1,484,688)	$(368,533)	$32,745,902
Adjustment to opening balance of equity	-	-	-	-	-	-	-	(1,490,033)	1,490,033	-	-
Balance, January 1, 2019	-	-	6,537,269	$6,537,269	22,437,754	$22,437,754	$23,003,285	$(18,869,218)	$5,345	$(368,533)	$32,745,902
Issuance of shares to non-controlling interest	-	-	-	-	-	-	10,672	-	-	(10,672)	-
Issuance of tokens	-	-	-	-	-	-	-	-	-	300,000	300,000
Reacquisition of convertible bonds	-	-	-	-	-	-	(1,298,490)	-	-	-	(1,298,490)
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	(75)	(75)
Share-based compensation	-	-	-	-	-	-	1,612,832	-	-	-	1, 612,832
Exercise of warrants	-	-	60,093	60,093	-	-	1,559,325	-	-	-	1,619,418
Exchange difference on translation of foreign operation	-	-	-	-	-	-	-	-	(10,897)	-	(10,897)
Net loss	-	-	-	-	-	-	-	(18,686,762)	-	(1,430,176)	(20,116,938)

Balance, December 31, 2019	-	$-	6,597,362	$6,597,362	22,437,754	$22,437,754	$24,887,624	$(37,555,980)	$(5,552)	$(1,509,456)	$14,851,752

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

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (SUCCESSOR BASIS)

For Years Ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017

(Stated in U.S. Dollars)

	Year Ended December 31, 2019	Year Ended December 31, 2018	March 1, 2017 through December 31, 2017
Cash flows from operating activities
Net loss	$(20,116,938)	$(15,134,485)	$(2,561,507)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization and depreciation	1,299,618	682,292	58,903
Share-based compensation	1,612,832	-	-
Loss (gain) on investments in marketable securities, net	81,839	(501,522)	(3,912,500)
Gain on non-marketable investments	(1,147,190)	-	-
(Gain) loss on investments in derivatives, net	(87,599)	974,444	827,501
Changes in fair value of warrant liabilities	866,300	(124,726)	-
Gain on use of digital currencies	(46,717)	-	-
Settlement of service fee by digital currencies and tokens	437,178	-	-
Gain on extinguishment of convertible debts	(1,198,490)	-	-
Interest income	(79,558)	(108,512)	-
Interest expense and accretion of convertible debts	3,769,263	4,559,714	-
Accretion of finance lease obligation	9,967	6,989	-
Changes in operating assets and liabilities			-
Accounts receivable	(37,716)	(2,827)	-
Inventories	(3,543)	(30,642)	-
Other receivables and prepayments	(427,541)	(45,911)	(303,925)
Other non-current asset	-	(179,500)	-
Long-term deposits	55,429	(111,951)	(20,092)
Due from brokers	501,963	751	(54,158)
Amounts due from related parties	168,089	(79,204)	-
Amounts due to related parties	(26,060)	1,004	-
Accounts payable and accrued expenses	986,241	58,555	183,083
Net cash used in operating activities	(13,382,633)	(10,035,531)	(5,782,695)
Cash flows from investing activities
Purchase of digital currencies	(200,000)	-	-
Advances to related parties	-	-	(186,898)
Purchases of intangible assets	(70,109)	(417,794)	(968,730)
Purchases of property, plant and equipment	(837,062)	(5,646,505)	(2,090,721)
Proceeds from sales of investment securities	999,110	2,312	16,049,067
Disbursement of a loan to a third party	(1,400,000)	(3,000,000)	-
Repayment of a loan from a third party	1,400,000	3,000,000	-
Net cash (used in) provided by investing activities	(108,061)	(6,061,987)	12,802,718
Cash flows from financing activities
Loan from related parties	6,330,472	-	-
Payment for settlement of convertible debts	(13,600,000)	-	-
Proceeds from issuance of convertible debts	-	16,120,400	480,000
Proceeds from issuance of shares	-	11,054,319	8,602,001
Payments of initial public offering costs	-	(538,122)	-
Payments for debt issuance costs	-	(1,099,316)	-
Payment of finance lease obligations	(53,843)	(58,332)	-
Net cash (used in) provided by financing activities	(7,323,371)	25,478,949	9,082,001

Net (decrease) increase in cash and restricted cash	(20,814,065)	9,381,431	16,102,024
Cash and restricted cash – Beginning of period	26,107,238	16,725,807	623,783
Cash and restricted cash – End of period	5,293,173	$26,107,238	16,725,807

Supplemental disclosures of cash flow information
Interest paid	$557,333	$606,989	$-
Income taxes paid	$-	$-	$-
Proceeds in broker accounts	$999,110	$640,227	$-
Non-cash operating, investing and financing activities
Issuance of token in exchange of services	$300,000	$-	$-
Net settlement of related party balances	$-	$164,973	$-
Equipment acquired through finance lease	$-	$239,093	$-
Conversion of convertible debts	$-	$3,033,308	$-
Settlement of service fee by digital currencies and tokens	$437,178	$-	$-
Reconciliation of cash and restricted cash
Cash	$5,189,003	$12,006,624	$16,245,807
Restricted cash	104,170	14,100,614	480,000
Total cash and restricted cash shown in the consolidated statements of cash flows	$5,293,173	$26,107,238	$16,725,807

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

On March 1, 2017, the Company changed from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries. After that, the Company has become a biopharmaceutical company. The Company researches and develops life science and biopharmaceutical products within its wholly-owned subsidiary, Aptorum Therapeutics Limited, formerly known as APTUS Therapeutics Limited (“Aptorum Therapeutics”) and its indirect subsidiary companies (collectively, “Aptorum Therapeutics Group”).

Below summarizes the list of the major subsidiaries consolidated as of December 31, 2019:

Name	Incorporation date	Ownership	Place of incorporation	Principle activities
Aptorum Therapeutics Limited	June 30, 2016	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
APTUS MANAGEMENT LIMITED	May 16, 2017	100%	Hong Kong	Provision of management services to its holding company and fellow subsidiaries
Aptorum Medical Limited	August 28, 2017	94%	Cayman Islands	Provision of medical clinic services
Aptus Therapeutics (Hong Kong) Limited	June 30, 2016	100%	Hong Kong	Research and development of life science and biopharmaceutical products
Aptorum Pharmaceutical Development Limited	August 28, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Aptorum Innovations Holding Limited	April 15, 2019	100%	Cayman Islands	Investment holding company
Aptorum Innovations Holding Pte. Ltd.	June 5, 2019	100%	Singapore	Research and development of life science and biopharmaceutical products
Aptorum Investment Holding Limited	March 29, 2019	100%	Cayman Islands	Investment holding company
Acticule Life Sciences Limited	June 30, 2017	80%	Cayman Islands	Research and development of life science and biopharmaceutical products
Claves Life Sciences Limited	August 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Nativus Life Sciences Limited	July 7, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Videns Incorporation Limited	March 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
mTOR (Hong Kong) Limited	November 4, 2016	90%	Hong Kong	Research and development of life science and biopharmaceutical products
Scipio Life Sciences Limited	July 19, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Signate Life Sciences Limited	August 28, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
SMTPH Limited	April 18, 2019	100%	Seychelles	Investment holding company
Smart Pharmaceutical Research Limited	April 24, 2019	100%	Samoa	Pharmaceutical research and analysis
Smart Pharmaceutical Development Pte. Limited	May 10, 2019	100%	Singapore	Research and development of life science and biopharmaceutical products
Smart Pharmaceutical Limited Partnership	June 7, 2019	100%	Seychelles	Issuance of asset backed securities

Initial public offering

On December 17, 2018, the Group completed an initial public offering (the “IPO” or “Offering”) with new issuance of 761,419 ordinary shares at $15.80 for total offering size of approximately $12.0 million before deducting commissions and expenses. The net proceeds from the IPO was approximately $10.3 million, net off underwriting discount of approximately $1.2 million and offering costs of approximately $0.5 million. After the IPO, the ordinary shares began trading on the NASDAQ Global Market under the ticker symbol “APM”.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Deferred offering costs

Deferred offering costs consist principally of legal, printing and registration costs in connection with the Group’s IPO. Such costs are deferred until the closing of the Offering, at which time the deferred costs are offset against the offering proceeds. Deferred offering costs as of December 31, 2019 and 2018 amounted to $nil on the consolidated balance sheets. At the completion of the IPO, $1,732,229 offering costs was charged to additional paid-in capital.

2. LIQUIDITY

The Company reported a net loss of $20,116,938, net operating cash outflow of $13,382,633 and working capital of $5,358,206 for the year ended December 31, 2019. In addition, the Company had an accumulated deficit of $37,555,980 as of December 31, 2019. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Company may not be able to achieve profitability.

The Company’s principal sources of liquidity have been cash, marketable securities and line of credit facility from related parties. As of the date of issuance of the consolidated financial statements, the Company has approximately $6.3 million of restricted and unrestricted cash and undrawn line of credit facility from related parties of approximately $12.4 million. Based upon the current market price of the Company’s marketable securities, it anticipates it can liquidate such marketable securities, if necessary. In addition, the Company will need to maintain its operating costs at a level which will not exceed such aforementioned sources of funds in order to continue as a going concern for a period within one year after the issuance of its consolidated financial statements.

The Company believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Company to meet current anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term development plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, deferring some of its research, seeking to dispose of marketable securities and drawing down from line of credit provided by related parties. Management cannot provide any assurance that the Company will raise additional capital if needed.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

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

This change in status and the accounting policies affect the comparability of the financial statements. As such, for the period January 1, 2017 through February 28, 2017, statements of operations, changes in net assets, and cash flows have been presented on the predecessor basis of accounting as an investment company, and on the successor basis of accounting as an operating company since March 1, 2017. The consolidated balance sheets as of December 31, 2019 and 2018 have been presented on the successor basis.

The consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

Non-controlling interests

Non-controlling interests represent the equity interests that are not attributable to the Group.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation of equity securities, fair value of investments in securities, convertible debts and finance lease, the useful lives of intangible assets and property, plant and equipment, impairment of long-lived assets, valuation allowance for deferred tax assets, and collectability of receivables. Actual results could differ from those estimates.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Foreign currency translation and transaction

USD is the reporting currency. The functional currency of subsidiaries in the Cayman Islands, Seychelles, Samoa and the United States are USD, the functional currency of subsidiaries in Hong Kong is Hong Kong Dollars (“HKD”), the functional currency of a subsidiary in Macao is Macanese Pataca (“MOP”), the functional currency of a subsidiary in the United Kingdom is Great British Pound (“GBP”), and the functional currency of subsidiaries in Singapore is Singapore Dollars (“SGD”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. The management considered various indicators, such as cash flows, market expenses, financing and inter-company transactions and arrangements in determining the Group’s functional currency.

In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use HKD, MOP, GBP, and SGD as their functional currency, has been translated into USD. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet dates, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statements of operations and comprehensive loss.

Cash

Cash consists of cash on hand and bank deposits and cash denominated in foreign currencies, which is unrestricted as to withdraw and use.

Restricted cash

Restricted cash represented a time deposit pledged for banking facilities or cash deposited into the escrow account from investors for the purpose of the subscription of convertible debts.

Digital currencies

Digital currencies represented BitCoin, Ethereum, or other virtual currencies that the Group purchased and used to settle certain token related expenses.

Digital currencies are included in current assets in the consolidated balance sheets. Digital currencies purchased are recorded at cost.

Digital currencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital currency at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital currencies by the Group are included within investing activities in the consolidated statements of cash flows. The utilization of digital currencies in exchange of services are included within operating activities in the consolidated statements of cash flows and any gains or losses from such use are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method.

Inventories

Inventories are stated at lower of cost and net realizable value. Cost is determined using the weighted average method.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Marketable securities

Marketable securities are publicly traded stocks measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because the Group uses quoted prices for identical assets in active markets or inputs that are based upon quoted prices for similar instruments in active markets.

Loss on investments in marketable securities, net, amounted to $81,839, was recognized in the consolidated statements of operations for the year ended December 31, 2019. Gain on investments in marketable securities, net, amounted to $501,522 and $3,912,500, respectively, were recognized in the consolidated statements of operations for the year ended December 31, 2018 and the period March 1, 2017 through December 31, 2017.

For the years ended December 31, 2019 and 2018, the Group disposed marketable securities, with sales proceeds of $999,110 and $637,582 received and recorded in due from brokers, respectively, and recognized a realized gain of $538,425 and $501,522 in the consolidated statements of operations, respectively.

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

No disposal was recorded during the year ended December 31, 2019 and the period March 1, 2017 through December 31, 2017. For the year ended December 31, 2018, the Group disposed of warrants with proceeds of $4,957 received. Unrealized gain on the investments in derivatives amounted to $87,599 was recognized in the consolidated statements of operations for the year ended December 31, 2019. Unrealized loss on the investments in derivatives amounted to $974,444 and $827,501, respectively, were recognized in the consolidated statements of operations for the year ended December 31, 2018 and the period March 1, 2017 to December 31, 2017.

Non-marketable investments

Non-marketable investments are comprising of investments in non-redeemable preferred shares of privately-held companies that are not required to be consolidated under the variable interest or voting models. Non-marketable investments are classified as non-current assets on the consolidated balance sheets as those investments do not have stated contractual maturity dates.

The non-marketable equity securities not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.

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

The hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Group has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the carrying value of the Group’s cash, restricted cash, accounts receivable, due from brokers, other receivables and prepayments, amounts due from/to related parties and accounts payable and accrued expenses as of December 31, 2019 and 2018 approximate fair value due to the short-term nature of these assets and liabilities.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

Assets under construction are stated at cost less impairment losses. Cost comprises of cost of laboratory equipment delivered but not ready to be used, together with interest expense capitalized during the period of construction or installation and testing. Capitalization of these costs ceases and the asset concerned is transferred to the appropriate fixed assets category when substantially all the activities necessary to prepare the asset for its intended use are completed.

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

Other non-current asset

Other non-current asset represents laboratory supplies that can be used for more than one year. It is stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the supplies.

Amortization of other non-current asset is provided using the straight-line method over their estimated useful lives. The amortization expenses for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017 are $59,834, $59,833 and $nil, respectively.

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

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite intangible assets are amortized over their estimated useful life, which is the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts.

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

Convertible debts

The Group determines the appropriate accounting treatment of its convertible debts in accordance with the terms in relation to the conversion feature, call and put option, beneficial conversion feature (“BCF”) and settlement feature. After considering the impact of such features, the Group concluded that, the convertible debts contained a contingent beneficial conversion feature, which shall not be recognized in earnings until the contingency is resolved, and therefore accounted for such instrument as a liability in its entirety.

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

On April 24, 2019, the Group repurchased its convertible debts at approximately $13.6 million with carrying amount of approximately $13.5 million and a gain on extinguishment on convertible debts of approximately $1.2 million was recognized. The repurchasing of convertible debts is considered an extinguishment and the difference between the repurchasing price of debt, the net carrying amount of the extinguished debt and the intrinsic value of BCF is recognized in the consolidated statements of operations. The intrinsic value of BCF of approximately $1.3 million at the extinguishment date was recorded as a reduction of additional paid-in capital.

Finance lease

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalized finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The interest expenses of such leases are charged to the consolidated statements of operations to provide a constant periodic rate of charge over the lease terms.

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

Revenue recognition

Revenue is recognized when (or as) the Company satisfies performance obligations by transferring a promised goods or services to a customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Company expects to receive in exchange for transferring the promised goods or services to the customer. Contracts with customers are comprised of invoices and written contracts. Revenue from healthcare services is measured upon the provision of the relevant services.

Cost of healthcare service

Cost of healthcare service rendered represents cost in relation to the medical services provided including the compensation of the physicians and cost of pharmaceutical supplies and medicine.

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

Uncertain tax positions

The Group accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the Group’s Hong Kong subsidiaries are subject to examination by the relevant tax authorities. According to the Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to ten years if the underpayment of taxes is due to fraud or willful evasion. According to United Kingdom, Singapore, the United States and Samoa tax rule, trading losses are available to be carried forward indefinitely. According to the Seychelles tax rule, net operating losses are available to be carried forward for 5 years. The Group did not have any material interest or penalties associated with tax positions for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017, and did not have any significant unrecognized uncertain tax positions as of December 31, 2019 and 2018. The Group does not believe that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

Comprehensive income or loss

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheets, such items, along with net income or loss, are components of comprehensive income or loss. The components of other comprehensive income or loss consist of exchange differences on translation of foreign operations.

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

Risks and Uncertainties

The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from similar services and larger companies, volatility of the industry, ability to obtain regulatory clearance, ability to obtain adequate financing to support growth, the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company and general economic conditions.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which was subsequently modified in August 2015 by ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date. The Group adopted this standard effective January 1, 2019 using the modified retrospective approach, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The adoption does not have a material impact to the consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (“ASU 2016-01”) "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," which amends various aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The Group adopted ASU 2016-01 as of January 1, 2019 using the modified retrospective method for marketable equity securities and the prospective method for non-marketable equity securities. The following table summarizes the changes to the consolidated balance sheet for the adoption of ASU 2016-01:

	December 31, 2018	Adjustment due to ASU 2016-01	January 1, 2019
Accumulated deficit	$(17,379,185)	$(1,490,033)	$(18,869,218)
Accumulated other comprehensive loss	$(1,484,688)	$1,490,033	$5,345

The Group has elected to use the measurement alternative for the non-marketable equity securities, defined as cost adjusted for changes from observable transactions for identical or similar investments of the same issuer, less impairment. The adoption of ASU 2016-01 increases the volatility of other income (expense), net, as a result of the unrealized gain or loss from the remeasurement of the Group’s equity securities.

Recently issued accounting standards which have not yet been adopted

The Group is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2010 (the “JOBS Act”). Under the JOBS Act, the emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses ("ASU 2016-13"). Subsequently, the FASB issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief. The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, accounts receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. As an EGC the Group can adopt the amendment for fiscal years beginning after December 15, 2021, and interim period within those fiscal years. The Group is currently evaluating the impact on its consolidated financial statements of adopting this standard.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which requires a lessee to recognize a right-of-use asset and a lease liability for operating leases, initially measured at the present value of the future lease payments, in the balance sheet. ASU 2016-02 also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This new guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Group has evaluated the potential effects of adopting the provisions of ASU 2016-02 on its consolidated financial statements. The Group has estimated that the operating lease right-of-use assets of $959,641, and operating lease liabilities of $982,288 will be recognized at January 1, 2020 in the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The adoption will not have a material effect on the Group’s financial statements.

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes. This standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, on a prospective basis, and early adoption is permitted. The Group is currently evaluating the impact of the new standard on its consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

4. REVENUE

The Company adopted ASC 606 using the modified retrospective method as applied to customer contracts that were not completed as of January 1, 2019. As a result, financial information for reporting periods beginning after January 1, 2019 are presented under ASC 606, while comparative financial information has not been adjusted and continues to be reported in accordance with the Company’s historical accounting policy for revenue recognition prior to the adoption of ASC 606.

For the year ended December 31, 2019, all revenue came from provision of healthcare services in Hong Kong.

5. FAIR VALUE MEASUREMENT

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2019 and 2018:

December 31, 2019	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$806,778	$256,333	$-	$1,063,111
Investments in derivatives
Warrants	-	-	203,320	203,320
Total assets at fair value	$806,778	$256,333	$203,320	$1,266,431

December 31, 2018	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities – Available-for-sale securities
Common stocks	$813,728	$200,610	$-	$1,014,338
Investments in derivatives
Warrants	-	-	115,721	115,721
Total assets at fair value	$813,728	$200,610	$115,721	$1,130,059

The following is a reconciliation of Level 3 assets during the year ended December 31, 2019:

Warrants
Balance at January 1, 2019	$115,721
Change in unrealized appreciation	87,599
Balance at December 31, 2019	$203,320
Net change in unrealized appreciation relating to investments still held at December 31, 2019	87,599

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The following is a reconciliation of Level 3 assets for the year ended December 31, 2018:

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

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of investment as of December 31, 2019 and 2018, which utilized significant unobservable internally-developed inputs:

December 31, 2019	Valuation technique	Unobservable input	Range (weighted average)	Sensitivity of fair value to input

Warrants	Black-Scholes Model	Estimated time to exit Historical Volatility	12-18 months 73% - 301%	10% increase (decrease) in volatility would result in increase (decrease) in fair value by $17,871

December 31, 2018	Valuation technique	Unobservable input	Range (weighted average)	Sensitivity of fair value to input

Warrants	Black-Scholes Model	Estimated time to exit Historical Volatility	12-30 months 73% - 188%	10% increase (decrease) in volatility would result in increase (decrease) in fair value by $19,691

Warrants

As of December 31, 2019 and 2018, the volume of the Group’s derivative activities based on their notional amount and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure
	December 31, 2019		December 31, 2018
Primary underlying risk	Notional Amounts	Number of Contracts	Notional Amounts	Number of Contracts

Equity Price
Warrants	$265,576	2,234,373	$218,270	2,257,682

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The following table identifies the fair value amounts of derivative instruments included in the consolidated balance sheets as derivative contracts, categorized by primary underlying risk, as of December 31, 2019 and 2018.

	December 31, 2019		December 31, 2018
Primary underlying risk	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities

Equity Price
Warrants	$203,320	$-	$115,721	$-

The following table identifies the net gain and loss amounts included in the consolidated statement of operations as net unrealized gain (loss) from derivative contracts, categorized by primary underlying risk, for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017:

	Year ended December 31, 2019		Year ended December 31, 2018		March 1, 2017 through December 31, 2017
Primary underlying risk	Realized loss	Unrealized gain	Realized loss	Unrealized loss	Realized loss	Unrealized loss

Equity Price
Warrants	$-	$87,599	$(19,225)	$(955,219)	$(7,094)	$(820,407)

Non-marketable equity securities remeasured for the year ended December 31, 2019 are classified within Level 3 in the fair value hierarchy because the Group estimated the value based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the securities hold.

The following is a summary of unrealized gains and losses recorded in other income (expense), net, and included as adjustments to the carrying value of non-marketable investments held as of December 31, 2019:

Year ended December 31, 2019
Upward adjustments	$1,017,468
Total unrealized gain for non-marketable investments	$1,017,468

The following table summarizes the total carrying value of our non-marketable investments held as of December 31, 2019 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the investments:

December 31, 2019
Initial cost basis	$6,094,712
Upward adjustments	1,017,468
Total carrying value at the end of the period	$7,112,180

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of December 31, 2019 and 2018 consisted of:

	December 31, 2019	December 31, 2018

Prepaid insurance	$154,011	$147,864
Prepaid service fee	296,565	75,224
Rental deposits	8,584	8,576
Prepaid rental expenses	37,169	46,948
Prepaid research and development expenses	453,634	41,614
Other receivables	109,714	109,435
Others	19,366	34,495
	$1,079,043	$464,156

As of December 31, 2019, the balance included $108,000 prepayment to Aenco Solutions Limited, a related party which is controlled by Ian Huen, the Chief Executive Officer and Executive Director of the Group, for tokens consultancy services (see note 13).

7. Digital Currencies

The following table presents additional information about digital currencies:

	December 31, 2019	December 31, 2018

Beginning balance	$-	$-
Purchase of digital currencies	200,000	-
Utilization of digital currencies to settle service fee	(245,178)	-
Gain on use of digital currencies	46,717	-
Ending balance	$1,539	$-

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of December 31, 2019 and 2018 consisted of:

	December 31, 2019	December 31, 2018

Building	$1,488,396	$1,488,396
Computer equipment	76,365	64,911
Furniture, fixture, and office and medical equipment	271,009	262,819
Leasehold improvements	665,546	664,713
Laboratory equipment	4,029,640	2,045,034
Motor vehicle	239,093	239,093
Assets in construction	1,899,169	-
	8,669,218	4,764,966
Less: accumulated depreciation	1,576,183	504,364
Property, plant and equipment, net	$7,093,035	$4,260,602

Depreciation expenses for property, plant and equipment amounted to $1,071,799, $497,908 and $6,470 for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017, respectively.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

9. INTANGIBLE ASSETS, NET

	December 31, 2019	December 31, 2018

Gross carrying amount
Prepaid unpatented license	$200,000	$200,000
Prepaid patented licenses	1,322,820	1,322,820
Computer software	97,462	61,384
	1,620,282	1,584,204

Less: accumulated amortization
Prepaid patented licenses	257,619	155,026
Computer software	50,980	19,638
	308,599	174,664

Intangible assets, net
Prepaid unpatented license	200,000	200,000
Prepaid patented licenses	1,065,201	1,167,794
Computer software	46,482	41,746
Intangible assets, net	$1,311,683	$1,409,540

As of December 31, 2019 and 2018, the Group has capitalized seven of the exclusive licenses which includes seven patented and one unpatented technologies in the areas of neurology, infectious diseases, gastroenterology, oncology, surgical robotics and natural health. Pursuant to the license agreements, the Group paid upfront payments and became the exclusive licensee to prosecute certain patents developed or licensed under the applicable agreements.

The Group recognized the prepaid unpatented license to reflect the fair value of the subsidiaries as of the date of the change in status from an investment company to an operating entity. The Group capitalizes the prepaid patented license for the exclusive rights with completed filing of patents in certain jurisdictions (e.g., the United States of America and Europe) and alternative future uses.

Prepaid unpatented license is indefinite-lived intangible assets which are tested for impairment annually. Prepaid patented licenses and computer software are finite-lived intangible assets which are amortized over their estimated useful life. Amortization expenses for finite-lived intangible assets amounted to $167,985, $124,551 and $52,433 for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017, respectively. The Group wrote off the cost and the related amortization of $34,400, $2,320 and $nil after the expiration of the computer software for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017, respectively.

The Group expects amortization expense related to its finite-lived intangible assets for the next five years and thereafter to be as follows as of December 31, 2019:

For the years ending December 31,	Amount

2020	$146,826
2021	104,842
2022	102,593
2023	102,593
2024	97,099
Thereafter	557,730
Total	$1,111,683

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

10. LONG-TERM DEPOSITS

Long-term deposits as of December 31, 2019 and 2018 consisted of:

	December 31, 2019	December 31, 2018

Rental deposits	$132,043	$132,043
Prepayments for equipment	162,563	3,285,135
	$294,606	$3,417,178

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2019 and 2018 consisted of:

	December 31, 2019	December 31, 2018

Research and development expenses payable	$554,791	$398,899
Cost of healthcare services payable	45,234	40,139
Professional fees payable	171,037	178,117
Insurance expense payable	70,811	-
Interest payable	8,802	223,802
Payables for leasehold improvement and equipment	26,779	73,864
Deferred bonus and salaries payable	1,570,324	183,065
Deferred rent	55,484	58,810
Others	83,265	90,451
	$2,586,527	$1,247,147

12. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first $2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. The subsidiaries registered in Hong Kong did not have assessable profits that were derived Hong Kong during the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary in United Kingdom did not have assessable profits that were derived from United Kingdom during the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017. Therefore, no United Kingdom profit tax has been provided for in the periods presented.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017. Therefore, no Singapore profit tax has been provided for in the periods presented.

Seychelles: in accordance with the relevant tax laws and regulations of Seychelles, a company registered in the Seychelles is subject to income taxes within Seychelles at the applicable tax rate on taxable income. All the Seychelles subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 25%. The subsidiary in Seychelles did not have assessable profits that were derived from Seychelles during the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017. Therefore, no Seychelles profit tax has been provided for in the periods presented.

Samoa: in accordance with the relevant tax laws and regulations of Samoa, a company registered in the Samoa is subject to income taxes within Samoa at the applicable tax rate on taxable income. All the Samoa subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 27%. The subsidiary in Samoa did not have assessable profits that were derived from Samoa during the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017. Therefore, no Samoa profit tax has been provided for in the periods presented.

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017. Therefore, no United States profit tax has been provided for in the periods presented.

The components of the provision for income taxes expenses are:

	Year ended December 31, 2019	Year ended December 31, 2018	March 1, 2017 through December 31, 2017

Current	$-	$-	$-
Deferred	-	-	-
Total income taxes expense	$-	$-	-

The reconciliation of income taxes expenses computed at the Hong Kong statutory tax rate applicable to income tax expense is as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	March 1, 2017 through December 31, 2017

Net loss before tax	$(20,116,938)	$(15,134,485)	$(2,561,507)
Provision for income taxes at Hong Kong statutory income tax rate (16.5%)	(3,319,294)	(2,497,190)	(422,649)
Impact of different tax rates in other jurisdictions	(91,623)	(3,066)	-
Non-taxable income	(389,714)	(95,018)	-
Non-deductible expenses	702,433	540,893	-
Prior year tax effect	-	-	(576,970)
Change in valuation allowance	3,098,198	2,054,381	999,619
Effective income tax expense	$-	$-	$-

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

	December 31, 2019	December 31, 2018
Deferred tax asset:
Tax loss carry forward	$6,699,345	$3,499,428
Deferred tax liability:
Depreciation and amortization	(547,147)	(445,428)
Net deferred tax assets before valuation allowance	6,152,198	3,054,000
Valuation allowance	(6,152,198)	(3,054,000)
Deferred tax asset, net	$-	$-

As of December 31, 2019 and 2018, the Group had net operating loss carry-forwards of $40,329,428 and $21,191,279, respectively, including its Hong Kong, Singapore, Seychelles, Samoa, the United States and the United Kingdom operations, which are available to reduce future taxable income. Net operating loss carry forward from Seychelles amounting to $439,345 as of December 31, 2019 are available to be carried forward for 5 years, while all of the other losses can be carried forward indefinitely.

Valuation allowance was provided against deferred tax assets in entities where it was determined, it was more likely than not that the benefits of the deferred tax assets will not be realized. The Group had deferred tax assets which consisted of tax loss carry forward, which can be carried forward to offset future taxable income. The Group maintains a full valuation allowance on its net deferred tax assets. The management determines it is more likely than not that all of its deferred tax assets will not be utilized. The valuation allowance increased by $3,098,198, $2,054,381 and $999,619, respectively, for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

13. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, the Chief Executive Officer and Executive Director of the Group;
(b)	AENEAS CAPITAL LIMITED, an entity controlled by Ian Huen;
(c)	Aeneas Limited, an entity controlled by Ian Huen;
(d)	Aeneas Group Limited, an entity controlled by Ian Huen;
(e)	Aeneas Management Limited, an entity controlled by Ian Huen;
(f)	Aenco Solutions Limited, an entity controlled by Ian Huen;
(g)	Aenco Limited, an entity controlled by Ian Huen;
(h)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;
(i)	Clark Cheng, the Executive Director of the Group;
(j)	Sabrina Khan, the Chief Financial Officer of the Group.

Amounts due from related parties

Amounts due from related parties consisted of the following as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Current
Aeneas Management Limited	$962	$-
AENEAS CAPITAL LIMITED	-	169,051
Total	$962	$169,051

Non-current
Jurchen Investment Corporation (Note e)	50,000	50,000

Amounts due to related parties

Amounts due to related parties consisted of the following as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Current
Aenco Solutions Limited	$5,782	$-
Aeneas Group Limited	14,247	-
Jurchen Investment Corporation	20,055	-
Ian Huen	127	2,545
Clark Cheng	1,114	8,893
Sabrina Khan	268	21,979
Total	$41,593	$33,417

Non-current
Aeneas Group Limited (Note a)	$3,330,472	$-
Jurchen Investment Corporation (Note a)	3,000,000	-
	6,330,472	-

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Related party transactions

Related party transactions consisted of the following for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017:

	Year ended December 31, 2019	Year ended December 31, 2018	March 1, 2017 through December 31, 2017
Borrowings from related parties (Note a)
- Aeneas Group Limited	$3,330,472	$-	$-
- Jurchen Investment Corporation	$3,000,000	$-	$-

Interest expenses (Note a)
- Aeneas Group Limited	$14,247	$-	$-
- Jurchen Investment Corporation	$20,055	$-	$-

Payments on behalf of the Group (Note b)
- AENEAS CAPITAL LIMITED	$5,057	$-	$64,038
- Aeneas Management Limited	$5,372	$156,961	$-
- Aenco Solutions Limited	$186,671	$-	$-

Prepayments to related parties (Note b)
- Aenco Solutions Limited	$200,000	$-	$-

Expense reimbursement (Note b)
- AENEAS CAPITAL LIMITED	$5,057	$7,331	$66,881
- Aeneas Management Limited	$5,372	$156,961	$-

Payments on behalf of related parties (Note c)
- AENEAS CAPITAL LIMITED	$-	$22,934	$109,025
- Aeneas Limited	$-	$-	$132,074
- Aeneas Group Limited	$-	$-	$1,853

Repayments from related parties (Note c)
- AENEAS CAPITAL LIMITED	$169,051	$132,128	$-
- Aeneas Limited	$-	$190,427	$-
- Aeneas Group Limited	$-	$7,451	$-

Healthcare services income
- Aeneas Management Limited	$1,923	$-	$-

Consultant, management and administrative fees (Note d)
- AENEAS CAPITAL LIMITED	$-	$448,718	$640,932
- Aeneas Management Limited	$698,152	$-	$-
- Aenco Limited	$830,769	$-	$-

Rental expense(Note e)
- Jurchen Investment Corporation	$227,729	$207,841	$-

Payment for rental deposit (Note e)
- Jurchen Investment Corporation	$-	$50,000	$-

Tokens maintenance fee (Note b)
- Aenco Solutions Limited	$67,876	$-	$-

Issuance of tokens for tokens creation, offering and consultancy services (Note f)
- Aenco Solutions Limited	$300,000	$-	$-

Tokens creation, offering and consultancy services expense (Note f)
- Aenco Solutions Limited	$192,000	$-	$-

Prepayment of tokens consultancy services (Note f)
- Aenco Solutions Limited	$108,000	$-	$-

A borrowing from a related party (Note g)
- Ian Huen	$-	$-	$6,410

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Note a: On August 13, 2019, the Group entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing the Group to access up to a total $15.0 million in line of credit debt financing. The line of credit will mature on August 12, 2022 and the interest on the outstanding principal indebtedness will be at the rate of 8% per annum.

Note b: AENEAS CAPITAL LIMITED and Aeneas Management Limited has paid the operation fee on behalf of the Group and received the expense reimbursement. The balances were non-interest bearing.

The Group has prepaid Aenco Solutions Limited, of which the whole amounts were non-interest bearing. The prepayment was used for paying on behalf of the Group of token listing fees, purchasing digital currencies and settlement of maintenance service provided by Aenco Solutions Limited.

Note c: The Group has paid the expenses on behalf of AENEAS CAPITAL LIMITED, Aeneas Limited and Aeneas Group Limited, of which all amounts were non-interest bearing. There was no further payment on behalf transactions since April 2018.

Note d: AENEAS CAPITAL LIMITED provides certain management and administrative services to the Group. For the year ended December 31, 2018, AENEAS CAPITAL LIMITED was entitled to receive a fixed amount of administrative fees of HKD500,000 (approximately $64,103) per calendar month. On July 31, 2018, the agreement was mutually agreed to be terminated.

Aenco Limited provided certain information technology services to the Group. For the year ended December 31, 2019, Aenco Limited was entitled to receive a fixed amount of services fees of HKD540,000 (approximately $69,231) per calendar month with the expiry date on December 31, 2019. The agreement was originally renewed under the same terms with the expiry date on December 31, 2020. On January 29, 2020, both parties agreed to replace the agreement no later than April 30, 2020. Pursuant to the replaced agreement, Aenco Limited is entitled to receive a fixed amount of services fee of HKD700,000 (approximately $89,744) per calendar month. The agreement will be expired on December 31, 2020.

Aeneas Management Limited provided certain documentation and administrative services to the Group. For the year ended December 31, 2019, Aeneas Management Limited was entitled to receive a fixed amount of services fees of HKD452,000 (approximately $57,949) per calendar month with the expiry date on December 31, 2019. The agreement was originally renewed under the same terms with the expiry date on December 31, 2020. On January 29, 2020, both parties agreed to terminate the agreement no later than April 30, 2020.

Note e: Jurchen Investment Corporation entered into a sub-tenancy agreement with a subsidiary of the Group for the rental arrangement of an office in Hong Kong. For the period February 1, 2018 through January 31, 2021, Jurchen Investment Corporation was entitled to receive a fixed amount of rental fee of HK$130,000 (approximately USD16,667) per calendar month. As of December 31, 2019, the amounts due from Jurchen Investment Corporation represented a $50,000 rental deposit.

Note f: In July 2019, Smart Pharmaceutical Limited Partnership, a wholly owned subsidiary of the Group, transferred 100,000,000 SMPT token to Aenco Solutions Limited, a related party, in exchange of the services related to token creation and offering and consulting services for five years for an amount of $300,000.

Note g: The non-interest-bearing loan was borrowed from management for operation purpose and the loan was due on demand.

On November 11, 2017, the Group sold 100% of the ownership of Aeneas Limited and its subsidiary, Aeneas Group Limited, to Jurchen Investment Corporation for cash proceeds of $1. The Group recognized a gain on disposal of entity under common control of $67,874, net of net liabilities of Aeneas Limited and its subsidiary of $67,874 in consolidated statement of equity.

On April 3, 2018, Aptorum Medical Limited issued 526 shares to Clark Cheng, decreasing the equity interest of the Company from 100% to 95%. On March 29, 2019, Aptorum Medical Limited issued 112 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 95% to 94%. On January 2, 2020, Aptorum Medical Limited further issued 115 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 94% to 93%.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

14. CONVERTIBLE Debts

Convertible bonds

On April 6, 2018, the Group entered into a subscription agreement (the “Bond Subscription Agreement”) with Peace Range Limited (“Peace Range”). Pursuant to the Bond Subscription Agreement, the Group issued Peace Range a $15,000,000 convertible bond (the “Bond” and the “Bond Offering”) on April 25, 2018.

In accordance with Accounting Standards Codification (“ASC”) 470-20-30-8, the Group should record a charge equal to the lower amount of either i) the Intrinsic Value of the BCF or ii) the proceeds realized upon the issuance of the Bond. The Group completed its IPO on December 17, 2018. Pursuant to the terms of the Bond, 10% of the outstanding principal amount of the Bond was automatically converted into 119,217 Class A Ordinary Shares. Upon the automatic conversion, the contingency was effectively resolved, and the value of the 10% of the BCF of $383,629 was recorded as additional interest expense with a corresponding increase to additional paid-in capital. The remaining BCF of $3,452,657 was recorded as debt discount, which was amortized through the maturity of the convertible debts, with a corresponding increase to additional paid-in capital.

The following lists the components of the ending balance of convertible debts as of December 31, 2019 and 2018, respectively:

	December 31, 2019	December 31, 2018

Gross convertible debts	$-	$13,500,000
Less: Discount on issuance cost	-	314,744
Discount on BCF	-	3,077,950
Convertible debts, net	$-	$10,107,306

For the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017, the amortization of BCF and interest accretion of convertible debts were $3,392,694, $1,042,870 and $nil respectively. The contractual interest for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017 were $342,333, $815,000 and $nil respectively

On April 24, 2019, the Group repurchased its convertible debts at $13.6 million with carrying amount of $13.5 million and a gain on extinguishment on convertible debts of $1.2 million was recognized. The repurchasing of convertible debts is considered an extinguishment and the difference between the repurchasing price of debt, and the net carrying amount of the extinguished debt and the intrinsic value of BCF is recognized on the consolidated statements of operations. The intrinsic value of BCF of $1.3 million at the extinguishment date was recorded as a reduction of additional paid-in capital.

Convertible promissory notes

As of December 31, 2018, the Group has issued $1,600,400 of convertible promissory notes accumulatively (the “Notes”). An unamortized debt issuance costs and discounts of $22,935 was remaining before the IPO. For the year ended December 31, 2018, the interest accretion and the contractual interest coupon of the Notes was $26,380 and $8,802, respectively.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

15. FINANCE LEASE

On May 14, 2018, the Group leased a vehicle for its operation with a lease term of 54 months, and the lease was classified as a finance lease. The following lists the components of the net present value of finance leases obligation:

	December 31, 2019	December 31, 2018

Gross finance lease obligation	$157,047	$210,891
Less: Discount on finance lease obligation	13,173	23,141
	143,874	187,750
Less: Current portion of finance lease obligation	46,555	43,877
Net present value of finance lease obligation, net of current portion	$97,319	$143,873

The present value of the net minimum payments on finance lease as of December 31, 2019 is as follows:

	2020	2021	2022	Total
Minimum lease payments	$53,845	$53,845	$49,357	$157,047
Less: Amortization of discount	7,290	4,449	1,434	13,173
Finance lease obligation	$46,555	$49,396	$47,923	$143,874

16. ORDINARY SHARES

On December 17, 2018, the Group consummated its IPO of 761,419 Class A Ordinary Shares. The shares were sold at a price of $15.80 per share, generating gross proceeds to the Group of approximately $12,030,420. At the completion of the IPO, $1,732,370 offering costs was charged to additional paid-in capital. Following the consummation of the IPO and automatic conversion of the convertible debts instruments, there were an aggregate of 6,537,269 Class A Ordinary Shares issued and outstanding as of December 31, 2018.

On June 19, 2019, the Group issued 60,093 Class A Ordinary Shares to warrant holders on a cashless basis. Following the exercise of warrants (see Note 19), there were an aggregate of 6,597,362 Class A Ordinary Shares issued and outstanding as of December 31, 2019.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for the following: (i) each Class A Ordinary Share is entitled to one vote while each Class B Ordinary Share is entitled to ten votes; and (ii) each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time while Class A Ordinary Shares are not convertible under any circumstances.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

17. SHARE BASED COMPENSATION

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

On March 15, 2019, the Company granted 218,222 share options to directors, employees, external consultants and advisors of the Group in accordance to the 2017 Share Option Plan with an exercise price of $12.91.

A summary of the option activity as of December 31, 2019 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years

Outstanding, January 1, 2019	-	-	-

Granted	218,222	12.91	12.31
Outstanding, December 31, 2019	218,222	12.91	11.51
Exercisable, December 31, 2019	-	-	-

Intrinsic value is calculated as the amount by which the current market value of a share of common stock exceeds the exercise price multiplied by the number of option. The aggregate intrinsic value of options outstanding as of December 31, 2019 was approximately $642,000.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

Date of grant
Expected volatility	95.02%-95.15%
Risk-free interest rate	2.46%-2.49%
Expected term from grant date (in years)	6.29-7.29
Dividend rate	-
Dilution factor	0.9962
Fair value	$10.10-10.52

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $1,180,477 and $432,355, respectively.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

18. NON-CONTROLLING INTEREST

As of December 31, 2018, non-controlling interest related to the 1% equity interest in APTUS BIOTECHNOLOGY (MACAO) LIMITED, 10% equity interest in mTOR (Hong Kong) Limited, 5% equity interest in Aptorum Medical Limited (“AML”), 20% equity interest in Acticule, and 20% equity interest in the Lanither Life Sciences Limited in the consolidated balance sheets was deficit of $368,533 in total.

On March 29, 2019, AML, a majority-owned subsidiary of the Group, issued 112 shares to a director of the Group, which resulted an increase of his equity interest of AML from 5% to 6%. A deficit of $10,672 was reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements

On April 24, 2019, the Smart Pharma Tokens (“SMPT tokens”) was announced to be launched. The SMPT tokens are secured by way of a floating charge against the Project intellectual property (“IP”) to guarantee the distribution of accrued sales-based royalties, sublicensing income or additional cash flow generated by drug candidates developed by the Smart-ACTTM platform. SMPT token holders will only be eligible to receive a token distribution if any sales-based royalties, sublicensing income or additional cash flow is generated by drug candidates developed by the Smart-ACTTM platform, as and when SPLP declares the distribution. Because the token distribution is secured by a security interest in such intellectual property rights, if and when SPLP defaults in its distribution obligations to the SMPT token holders, or in the event of liquidation, dissolution or winding up of SPLP, the floating charge may crystallize into a fixed charge over the charged assets (i.e., the Project IP owned by SPLP).

Total 1 billion SMPT tokens are offered by Smart Pharmaceutical Limited Partnership (“SPLP”), a wholly owned subsidiary of the Group. In July 2019, SPLP transferred 100,000,000 SMPT tokens to Aenco Solutions Limited, a related party of the Group, in exchange for the services related to the tokens creation, offering and 5-year consultancy service. Amount of $300,000 were classified as a component of non-controlling interests within the Group’s consolidated financial statements. The remaining 900,000,000 SMPT tokens are remained and kept by SPLP.

As of December 31, 2019, non-controlling interest related to 10% equity interest in mTOR (Hong Kong) Limited, 6% equity interest in Aptorum Medical Limited, 20% equity interest in Acticule, 20% equity interest in the Lanither Life Sciences Limited and the token issued by SPLP in the consolidated balance sheets was deficit of $1,509,456 in total.

For the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017, non-controlling interest in the consolidated statements of operations were loss of $1,430,176, $302,762 and $14,045, respectively.

19. Warrants

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

The Group analyzed the warrants issued in the IPO and the convertible debts in accordance with ASC Topic 815 “Derivatives and Hedging”. In accordance with ASC Topic 815, the Group determined that the warrants should not be considered index to its own stock, as the strike price of the warrants is dominated in a currency (USD) other than the primary economy environment currency of the Group (HKD). As a result, the warrants do not meet the scope exception of ASC Topic 815, therefore, should be accounted for as derivative liabilities and measure at fair value with changes in fair value be recorded in earnings in each reporting period.

All warrants were exercised on June 19, 2019 on a cashless basis. $866,300 loss in changes in fair value of warrant liabilities was recorded in consolidated statements of operations.

	December 31, 2019	December 31, 2018
Expected volatility	-%	58.18%
Risk-free interest rate	-	2.820%-2.822%
Expected term from grant date (in years)	-	2.43
Dividend rate	-	-
Fair value	$-	$4.60-9.48

Expected Volatility

The expected volatility used for the year ended December 31, 2018 is based upon the Company’s peer group trading history.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Risk-Free Interest Rate

The risk-free interest rate assumption is based on U.S. Treasury instruments with a term consistent with the contractual term of the warrants issued.

Expected Term

The expected term of the warrants issued represents the remaining contractual term of the warrants.

Dividend Yield

The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero in the valuation model.

The movement of the warrants for the years ended December 31, 2019 and 2018 are as following:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years
Outstanding, January 1, 2019	118,524	$13.79	2.43

Exercised	118,524	$13.79	1.96
Outstanding, December 31, 2019	-	$-	-

Outstanding, January 1, 2018	-	$-	-

Granted	118,524	$13.79	2.50
Outstanding, December 31, 2018	118,524	$13.79	2.43

20. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Year ended December 31, 2019	Year ended December 31, 2018	March 1, 2017 through December 31, 2017
Numerator:
Net loss attributable to Aptorum Group Limited	$(18,686,762)	$(14,831,723)	$(2,547,462)
Denominator:
Basic and diluted weighted average common shares outstanding	29,008,445	27,909,788	26,963,435

Basic and diluted loss per share	$(0.64)	$(0.53)	$(0.09)

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

21. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable operating leases with respect to the offices and the laboratory as of December 31, 2019 are as follows:

For the years ending December 31,	Amount

2020	$597,198
2021	397,842
2022	75,174
2023	-
2024 and thereafter	-
Total	$1,070,214

Rental expenses for the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017 were $664,155, $591,546 and $49,518, respectively.

Contingent Payment Obligations

The Group has entered into agreements with independent third parties for purchasing office and laboratory equipment. As of December 31, 2019, the Group had non-cancellable purchase commitments of $61,859.

The Group has additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that the Group are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of December 31, 2019 are below:

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

For the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017, the Group incurred $nil, $30,000 and $nil milestone payments, respectively. For the years ended December 31, 2019 and 2018, and the period March 1, 2017 through December 31, 2017, the Group did not incur any royalties or research and development funding, respectively. As of December 31, 2019, no other milestone payments had been triggered under any of the existing license agreements.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

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

On January 14, 2020, Aptorum Group entered into a regional distribution agreement with Multipak Limited for the commercialization of its dietary supplement for women undergoing menopause and experiencing related symptoms. The dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWellTM.

On February 25, 2020, the Company entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors and Jurchen Investment Corporation, the ultimate parent of the Group, pursuant to which the Company agreed to sell total 1,351,350 Class A Ordinary Shares (the “Shares”) and warrants (“Warrants”) to purchase 1,351,350 of the Shares, for gross proceeds of approximately $10 million. The Warrants will be exercisable immediately following the date of issuance for a period of seven years at an initial exercise price of $7.40. The purchase price for each Share and the corresponding Warrant is $7.40. The Shares and Warrants were issued on February 28, 2020. Additionally, the Company issued 43,243 warrants to the placement agent on terms substantially the same as the Warrants except that the exercise price of the warrants issued to the Placement Agent was $8.88.

On March 16, 2020, the Company granted 554,882 share options to employees, external consultants and advisors of the Group in accordance to the 2017 Share Option Plan with an exercise price of$2.99 per share.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While the closures and limitations on movement, domestically and internationally, are expected to be temporary, if the outbreak continues on its current trajectory the duration of the supply chain disruption could reduce the availability, or result in delays, of materials or supplies to and from the Group, which in turn could materially interrupt the Group’s business operations. Given the speed and frequency of the continuously evolving developments with respect to this pandemic, the Group cannot reasonably estimate the magnitude of the impact to its consolidated results of operations. Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including losses on investments; impairment losses related to long-lived assets and current obligations.