Form 20-F
period 2020-12-31
Aptorum Group Ltd
filed 2021-04-19
CIK 1734005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Ian Huen, Chief Executive Officer

Aptorum Group Limited

17 Hanover Square, London W1S 1BN, United Kingdom

Tel: +44 20 8092 9299

Fax: +44 20 3928 8277

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

Class A Ordinary Shares: 11,584,324

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“505(b)(2) Application” refers to an application for which one or more of the investigations relied upon by the applicant for approval “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted” (21 U.S.C. 355(b)(2)).

●	“Acticule” refers to Acticule Life Sciences Limited, an 80% owned subsidiary of Aptorum Group.

●	“Aeneas Group” refers to Aeneas Limited and its subsidiaries. Aeneas Limited is 76.8% owned by Jurchen Investment Corporation. Because Mr. Huen, our CEO, holds 100% equity interest in Jurchen Investment Corporation, we refer Aeneas Group as a fellow subsidiary of Aptorum Group.

●	“AML” refers to Aptorum Medical Limited, a 92% owned subsidiary of Aptorum Group, as of the date of this report.

●	“AML Clinic” refers to an outpatient medical clinic operated by AML under the name of Talem Medical.

●	“Aptorum Group,” “Company,” “we,” “Group” and “us” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong.

●	“Aptorum Non-Therapeutics Group” refers to the Company’s non-therapeutics segment that encompasses: diagnostics projects including the novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology, natural supplement products including NativusWell®, and the AML Clinic.

●	“Aptorum Therapeutics Group” refers to the Company’s therapeutics segment that is operated through its wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and its indirect subsidiary companies, whose principal places of business are in the United Kingdom, Singapore and Hong Kong.

●

“At The Market Offering” or “ATM Offering” refers to the offering and sale of the Company’s Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-235819), in which H.C. Wainwright & Co., LLC (“Wainwright”), acted as the Company’s sales agent in accordance with certain at the market offering agreement (the “Sales Agreement”), dated as of March 26, 2021, by and between the Company and Wainwright.

●	“Bond” refers to the $15,000,000 convertible bond the Company originally issued to Peace Range (as hereinafter defined) in the Bond Offering, but which has since been repurchased by one of the Company’s wholly owned subsidiaries, Aptorum Investment Holding Limited, pursuant to that certain Bond Repurchase Agreement dated April 24, 2019 between the Company, Peace Range and Aptorum Investment Holding Limited, and which has matured and been redeemed on October 25, 2019

●	“Bond Offering” refers to the Company’s private offering of the Bond that closed on April 25, 2018.

●	“cGCP” refers to Current Good Clinical Practice as adopted by the applicable regulatory authority.

●	“cGLP” refers to Current Good Laboratory Practice as adopted by the applicable regulatory authority.

●	“cGMP” refers to Current Good Manufacturing Practice as adopted by the applicable regulatory authority.

●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares, par value $1.00 per share.

●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares, par value $1.00 per share.

●	“CMC” refers to chemical, manufacturing and control.

●	“Covar” refers to Covar Pharmaceuticals Incorporated, a contract research organization engaged by the Company.

●	“CROs” refers to contract research organizations.

●	“CTA” refers to Clinical Trial Application.

●	“EEA” refers to the European Economic Area.

●	“EMA” refers to the European Medicines Agency.

●	“EMEA” refers to Europe, the Middle East and Africa.

●	“EPO” refers to the European Patent Organization or the European Patent Office operated by it.

●	“European Patent” refers to patents issuable by the EPO.

●	“EU” refers to the European Union.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“FDA” refers to U.S. Food and Drug Administration.

●	“FDCA” refers to the U.S. Federal Food, Drug and Cosmetic Act.

●	“Fiscal year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“HKD” refers to Hong Kong Dollars.

●	“Hong Kong” or “H.K.” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong Doctors” refers to the doctors in Hong Kong under the employment of AML Clinic.

●	“IND” refers to Investigational New Drugs.

●	“IP” refers to intellectual property.

●	“IPO” or “Offering” means the initial public offering by the Company of 761,419 Class A Ordinary Shares consummated on December 17, 2018.

●	“Jurchen” refers to Jurchen Investment Corporation, a company wholly-owned by our CEO, Ian Huen, and a holding company of Aptorum Group.

●	“Lead Projects” refers to ALS-4 and SACT-1 and RPIDD.

●	“Major Patent Jurisdictions” refers to the United States, member states of the European Patent Organization and the People’s Republic of China.

●	“Nativus” refers to Nativus Life Sciences Limited, a wholly-owned subsidiary of Aptorum Group.

●	“NMPA” refers to China’s National Medical Products Administration and its predecessor, the China Food and Drug Administration.

●	“NDA” refers to a New Drug Application issued by the FDA.

●	“Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares collectively.

●	“PRC” and “China” refer to the People’s Republic of China.

●	“Registered Direct Offering” means the registered direct offering by the Company of 1,351,350 Class A Ordinary Shares and warrants to purchase up to 1,351,350 Class A Ordinary Share consummated on February 28, 2020.

●	“Restructure” refers to the Company’s change from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, effective as of March 1, 2017.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-227198) for the sale of up to 3,493,969 Class A Ordinary Shares (including Class A Ordinary Shares underlying certain warrants and a bond, as fully described therein) which initially filed on September 5, 2018 and became effective on December 3, 2018.

●	“R&D” refers to research and development.

●	“R&D Center” refers to an in-house pharmaceutical development center located in Hong Kong Science and Technology Park.

●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission.

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Series A Notes” refers to Series A convertible notes, at a purchase price of $10,000 per note, sold in the Series A Note Offering.

●	“Series A Note Investors” refers to the investors who purchased Series A Notes.

●	“Series A Note Offering” refers to the private offering of Series A Notes, pursuant to Regulation S or Regulation D, as promulgated under the Securities Act that closed on May 15, 2018.

●	“UK” refers to the United Kingdom.

●	“United States,” “U.S.” and “US” refer to the United States of America.

●	“Videns” refers to Videns Incorporation Limited, a wholly-owned subsidiary of Aptorum Group.

●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income (loss), equity and cash flows for the years ended December 31, 2020, 2019 and 2018.

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following summary consolidated balance sheets as of December 31, 2020 and 2019, and consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2020 and 2019 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following summary consolidated balance sheet as of December 31, 2018 have been derived from our audited consolidated financial statements which are not included in this annual report.

You should not view our historical results as an indicator of our future performance.

The following table presents our summary consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2020, 2019 and 2018.

Selected Consolidated Statements of Operations and Comprehensive Income (Loss)

(In U.S. Dollars, except number of shares)

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue
Healthcare services income	$911,509	$535,166	$383,450

Operating expenses
Cost of healthcare services	(1,015,023)	(794,545)	(318,011)
Research and development expenses	(11,586,923)	(6,939,051)	(3,101,432)
General and administrative fees	(4,853,488)	(7,373,425)	(4,919,626)
Legal and professional fees	(2,854,225)	(3,405,705)	(1,811,770)
Other operating expenses	(877,391)	(220,891)	(560,709)
Total expenses	(21,187,050)	(18,733,617)	(10,711,548)

Other income (loss), net
Gain (loss) on investments in marketable securities, net	25,241,556	(81,839)	501,522
Gain on non-marketable investments	-	1,147,190	-
(Loss) gain on investments in derivatives, net	(199,031)	87,599	(974,444)
Gain on use of digital currencies	-	46,717	-
Gain on extinguishment of convertible debts	-	1,198,490	-
Changes in fair value of warrant liabilities	-	(866,300)	124,726
Interest expense, net	(243,628)	(3,699,672)	(4,458,191)
Rental income	30,894	16,868	-
Sundry income	365,917	232,460	-
Total other income (loss), net	25,195,708	(1,918,487)	(4,806,387)

Net income (loss)	4,920,167	(20,116,938)	(15,134,485)
Net loss attributable to non-controlling interests	2,146,687	1,430,176	302,762
Deemed dividend related to warrants down round provision	(755,514)	-	-

Net income (loss) attributable to Aptorum Group Limited	$6,311,340	$(18,686,762)	$(14,831,723)

Net income (loss) per share attributable to Aptorum Group Limited*
- Basic	$0.20	$(0.64)	$(0.53)
- Diluted	$0.20	$(0.64)	$(0.53)

Weighted-average shares outstanding*
- Basic	31,135,882	29,008,445	27,909,788
- Diluted	31,534,473	29,008,445	27,909,788

Net income (loss)	$4,920,167	$(20,116,938)	$(15,134,485)

Other comprehensive income (loss)
Unrealized loss on investments in available-for-sale securities	-	-	(1,122,251)
Exchange differences on translation of foreign operations	58,848	(10,897)	5,345
Other comprehensive income (loss)	58,848	(10,897)	(1,116,906)

Comprehensive income (loss)	4,979,015	(20,127,835)	(16,251,391)
Comprehensive loss attributable to non-controlling interests	2,146,687	1,430,176	302,762
Deemed dividend related to warrants down round provision	(755,514)	-	-

Comprehensive income (loss) attributable to the shareholders of Aptorum Group Limited	6,370,188	(18,697,659)	(15,948,629)

*	The shares and per share data are presented at a weighted average basis to reflect the nominal share issuance.

The following table presents our summary consolidated balance sheets as of December 31, 2020, 2019 and 2018.

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Cash and restricted cash	$3,625,356	$5,293,173	$26,107,238
Total current assets	33,656,815	8,032,881	28,722,941
Total assets	44,231,316	23,954,218	45,074,640
Total current liabilities	3,868,694	2,674,675	12,184,865
Total liabilities	6,079,023	9,102,466	12,328,738
Total equity attributable to the shareholders of Aptorum Group Limited	41,834,151	16,361,208	33,114,435
Non-controlling interests	(3,681,858)	(1,509,456)	(368,533)
Total equity	38,152,293	14,851,752	32,745,902
Total liabilities and equity	$44,231,316	$23,954,218	$45,074,640

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

The following table sets forth information concerning exchange rates between the H.K. dollar and the United States dollar for the periods indicated.

	Period Ended December 31, (1)	Average (2)
2016	7.7534	7.7618
2017	7.8128	7.7950
2018	7.8305	7.8376
2019	7.7894	7.8335
2020	7.7534	7.7562
2021 (through April 9, 2021)	7.7783	7.7657
January, 2020	7.7665	7.7725
February, 2020	7.7927	7.7757
March, 2020	7.7513	7.7651
April, 2020	7.7514	7.7512
May, 2020	7.7513	7.7519
June, 2020	7.7501	7.7501
July, 2020	7.7500	7.7509
August, 2020	7.7501	7.7502
September, 2020	7.7500	7.7500
October, 2020	7.7548	7.7503
November, 2020	7.7522	7.7526
December, 2020	7.7534	7.7519
January, 2021	7.7531	7.7533
February, 2021	7.7567	7.7529
March, 2021	7.7746	7.7651
April, 2021	7.7783	7.7776

(1)	The exchange rates reflect the noon buying rate in effect in New York City for cable transfers of H.K. dollar.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Our ability to generate revenue and become profitable depends upon our ability to successfully complete the development of, and obtain the necessary regulatory approvals for, the drug candidates in our Lead Projects and any future drug candidates we may develop, as we do not currently have any drugs that are available for commercial sale. We expect to continue to incur losses before commercialization of our drug candidates and any future drug candidates. None of our drug candidates has been approved for marketing in the U.S., Europe, the PRC or any other jurisdictions and may never receive such approval. Our ability to generate revenue and achieve profitability is dependent on our ability to complete the development of our drug candidates and any future drug candidates we develop in our portfolio, obtain necessary regulatory approvals, and have our drugs products under development manufactured and successfully marketed, of which there can be no guarantee. Although AML Clinic commenced operations in June 2018 and we have received some revenue from such operations, even at full capacity, AML Clinic may not bring enough revenue to support our operation and R&D. Thus, we may not be able to generate a profit until our drug candidates become profitable.

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

In addition, our ability to achieve and maintain profitability depends on timing and the amount of expenses we will incur. Our expenses could increase materially if we are required by the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities to perform studies in addition to those that we currently have anticipated. Even if our drug candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of these products.

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

Until our therapeutic candidates produce revenue, our principal source of revenue is from AML Clinic, but it is not sufficient by itself to fund our other operations. We believe that available cash, together with the efforts from management plans and actions described elsewhere in this report, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term development plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, deferring some of its research and seeking to dispose of marketable securities. Management cannot provide any assurance that the Company will raise additional capital if needed.

We depend substantially on the success of the drug candidates being researched as our current Lead Projects, which are in the preclinical stage of development. The preclinical development, IND-enabling, CTA-enabling, and clinical trials of our drug candidates may not be successful. If we are unable to license or sublicense, sell or otherwise commercialize our drug candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business and the ability to generate revenue related to product sales, if ever achieved, will depend on the successful development, regulatory approval and licensing or sublicensing or other commercialization of our drug candidates or any other drug candidates we may develop. We have invested a significant amount of financial resources in the development of our drug candidates and we may invest in other drug candidates. The success of our drug candidates and any other potential drug candidates will depend on many factors, including but not limited to:

●	successful enrollment in, and completion of, studies in animals and clinical trials;

●	other parties’ ability in conducting our clinical trials safely, efficiently and according to the agreed protocol;

●	receipt of regulatory approvals from the FDA, NMPA, EMA, Health Canada and other comparable regulatory authorities for our drug candidates;

●	our ability to establish commercial manufacturing capabilities by making arrangements with third-party manufacturers;

●	reliance on other parties to conduct our clinical trials swiftly and effectively;

●	launch of commercial sales of our drug candidates, if and when approved;

●	obtaining and maintaining patents, trade secrets and other IP protection and regulatory exclusivity, as well as protecting our rights in our own IP;

●	ensuring that we do not infringe, misappropriate or otherwise violate patents, trade secrets or other IP rights of other parties;

●	obtaining acceptance of our drug candidates by doctors and patients;

●	obtaining reimbursement from third-party payors for our drug candidates, if and when approved;

●	our ability to compete with other drug candidates and drugs; and

●	maintenance of an acceptable safety profile for our drug candidates following regulatory approval, if and when received.

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

Although we obtained CTA approval from Health Canada to initiate a clinical trial for one of our Lead Projects, there can be no assurance, timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the trial criteria and remain in the trial until its conclusion. We may experience difficulties enrolling and retaining appropriate patients in our clinical trials for a variety of reasons, including but not limited to:

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

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of demonstrated efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. Furthermore, if the trials we conduct fail to meet their primary statistical and clinical endpoints, they will not support the approval from the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities for our drug candidates. If this occurs, we would need to replace the failed study with new trials, which would require significant additional expense, cause substantial delays in commercialization and materially adversely affect our business, financial condition, cash flows and results of operations.

If clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities, or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

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

We and our CROs are required to comply with current Good Clinical Practices (“cGCP”) requirements, which are regulations and guidelines enforced by the FDA, NMPA, EMA, Health Canada and other comparable regulatory authorities for all drugs in clinical development. Regulatory authorities enforce these cGCP through periodic inspections of trial sponsors, principal investigators and trial sites. Compliance with cGCP can be costly and if we or any of our CROs fail to comply with applicable cGCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, NMPA, EMA, Health Canada or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications.

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

Risks Related to Obtaining Regulatory Approval for Our Drug Candidates

The regulatory approval processes of the FDA, NMPA, EMA, Health Canada and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our current drug candidates or any future drug candidates we may develop, our business will be substantially harmed.

We cannot commercialize drug candidates without first obtaining regulatory approval to market each drug from the FDA, NMPA, EMA, Health Canada or comparable regulatory authorities. Before obtaining regulatory approvals for the commercial sale of any drug candidate for a target indication, we must demonstrate in studies in animals and well-controlled clinical trials, and, with respect to approval in the United States and other regulatory agencies, to the satisfaction of the FDA, NMPA, EMA, Health Canada or comparable regulatory authorities, that the drug candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate.

The time required to obtain approval from the FDA, NMPA, EMA, Health Canada and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of studies in animals and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities.

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

Our drug candidates could fail to receive regulatory approval from any of the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities for many reasons, including but not limited to:

●	disagreement with regulators regarding the design or implementation of our clinical trials;

●	failure to demonstrate that a drug candidate is safe and effective or safe, pure and potent for its proposed indication;

●	failure of clinical trial results to meet the level of statistical significance required for approval;

●	failure to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

●	disagreement with regulators regarding our interpretation of data from studies in animals or clinical trials;

●	insufficiency of data collected from clinical trials of our drug candidates to support the submission and filing of a New Drug Application (“NDA”), or other submission or to obtain marketing approval;

●	the FDA, NMPA, EMA, Health Canada or a comparable regulatory authority’s finding of deficiencies related to the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

●	changes in approval policies or regulations that render our preclinical studies and clinical data insufficient for approval.

Any of the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities may require more information, including additional preclinical studies or clinical data, to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request. Regulatory authorities also may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that is not desirable for the successful commercialization of that drug candidate. In addition, if our drug candidate produces undesirable side effects or involves other safety issues, the FDA may require the establishment of a Risk Evaluation Mitigation Strategy (“REMS”), or NMPA, EMA, Health Canada or other comparable regulatory authorities may require the establishment of a similar strategy. Such a strategy may, for instance, restrict distribution of our drug candidates, require patient or physician education, or impose other burdensome implementation requirements on us.

Regulatory approval may be substantially delayed or may not be obtained for one or all of our drug candidates if regulatory authorities require additional time or studies to assess the safety or efficacy of our drug candidates.

We currently do not have any drug candidates that have gained approval for sale by the FDA, NMPA or EMA, Health Canada or other regulatory authorities in any other country, and we cannot guarantee that we will ever have marketable drugs. Our business is substantially dependent on our ability to complete the development of, obtain marketing approval for and successfully commercialize drug candidates in a timely manner. We cannot commercialize drug candidates without first obtaining marketing approval from the FDA, NMPA, EMA, Health Canada and comparable regulatory authorities. In the U.S., we hope to file INDs for the drug candidates from our Lead Projects and, subject to the approval of IND, Phase 1 clinical trials in humans. Even if we are permitted to commence such clinical trials, they may not be successful and regulators may not agree with our conclusions regarding the data generated by our clinical trials.

We may be unable to complete development of our drug candidates or initiate or complete development of any future drug candidates we may develop on our projected schedule. While we believe that our existing cash will likely enable us to complete the preclinical development of at least one of our current Lead Projects, the full clinical development, manufacturing and launch of that drug candidate, will take significant additional time and likely require funding beyond the existing cash. In addition, if regulatory authorities require additional time or studies to assess the safety or efficacy of our drug candidates, we may not have or be able to obtain adequate funding to complete the necessary steps for approval for our drug candidates or any future drug candidates.

Preclinical studies in animals and clinical trials in humans to demonstrate the safety and efficacy of our drug candidates are time-consuming, expensive and take several years or more to complete. Delays in preclinical or clinical trials, regulatory approvals or rejections of applications for regulatory approval in the U.S., Europe, the PRC or other markets may result from many factors, including but not limited to:

●	our inability to obtain sufficient funds required to conduct or continue a trial, including lack of funding due to unforeseen costs or other business decisions;

●	regulatory reports for additional analysts, reports, data, preclinical studies and clinical trials;

●	failure to reach agreement with, or inability to comply with conditions imposed by the FDA, NMPA, EMA, Health Canada or other regulators regarding the scope or design of our clinical trials;

●	regulatory questions regarding interpretations of data and results and the emergence of new information regarding our drug candidates or other products;

●	delay or failure in obtaining authorization to commence a clinical trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

●	withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

●	unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding effectiveness of drug candidates during clinical trials;

●	difficulty in maintaining contact with patients during or after treatment, resulting in incomplete data;

●	our inability to obtain approval from IRBs or ethics committees to conduct clinical trials at their respective sites;

●	our inability to enroll and retain a sufficient number of patients who meet the inclusion and exclusion criteria in a clinical trial;

●	our inability to conduct a clinical trial in accordance with regulatory requirements or our clinical protocols;

●	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, withdrawing from or dropping out of a trial, or becoming ineligible to participate in a trial;

●	failure of our clinical trial managers to satisfy their contractual duties or meet expected deadlines;

●	manufacturing issues, including problems with manufacturing or timely obtaining from third parties sufficient quantities of a drug candidate for use in a clinical trial;

●	ambiguous or negative interim results, or results that are inconsistent with earlier results;

●	feedback from the FDA, NMPA, EMA, Health Canada, an IRB, data safety monitoring boards, or comparable entities, or results from earlier stage or concurrent studies in animals and clinical trials, regarding our drug candidates, including which might require modification of a trial protocol;

●	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects; and

●	a decision by the FDA, NMPA, EMA, Health Canada, an IRB, comparable entities, or the Company, or recommendation by a data safety monitoring board or comparable regulatory entity, to suspend or terminate clinical trials at any time for safety issues or for any other reason.

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

Undesirable adverse events caused by our drug candidates or any future drug candidates we may develop could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities. Results of our potential clinical trials could reveal a high and unacceptable severity or prevalence of adverse effects. In such event, our trials could be suspended or terminated and the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities could order us to cease further development of, or deny approval of, our drug candidates for any or all target indications. Drug-related adverse events could also affect patient recruitment or the ability of enrolled subjects to complete the trial, could result in potential product liability claims and may harm our reputation, business, financial condition and business prospects significantly.

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

Manufacturers and manufacturers’ facilities are required to comply with extensive requirements from the FDA, NMPA, EMA, Health Canada and comparable regulatory authorities, including, in the United States, ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our drug candidates may be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug candidate. The regulatory authorities may also require risk management plans or programs as a condition of approval of our drug candidates (such as REMS of the FDA and risk-management plan of the EMA), which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, NMPA, EMA, Health Canada or a comparable regulatory authority approves our drug candidates, we will have to comply with requirements including, for example, submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGCP and cGMP, for any clinical trials that we conduct post-approval.

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

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Companies may promote drugs only for the approved indications and in accordance with the provisions of the approved label and may not promote drugs for any off-label use, such as uses that are not described in the product’s labeling and that differ from those approved by the regulatory authorities. However, physicians may prescribe drug products for off-label uses and such off-label uses are common across some medical specialties. Thus, they may, unbeknownst to us, use our product for an “off label” indication for a specific treatment recipient. The FDA, NMPA, EMA, Health Canada and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and if we are found to be out of compliance with the requirements and restrictions imposed on us under those laws and restrictions, we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions, and the off-label use of our products may increase the risk of product liability claims. In addition, management’s attention could be diverted from our business operations and our reputation could be damaged.

The policies of the FDA, NMPA, EMA, Health Canada and other regulatory authorities may change and we cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.

We may be unable to successfully pursue the 505(b)(2) pathway for the pediatric formulation of SACT-1 to treat neuroblastoma as planned, which would materially impact our likelihood of obtaining FDA approval.

A 505(b)(2) application that relies for approval on the FDA’s finding of safety and/or effectiveness for one or more listed drugs must establish that such reliance is scientifically appropriate, and must submit data necessary to support any aspects of the proposed drug product that represent modifications to the listed drug(s). We must establish a bridge between our proposed drug product and each listed drug upon which we propose to rely, to demonstrate that such reliance is scientifically justified. Determining and reaching agreement with the FDA regarding exactly what additional or “bridging” data will be needed to support the proposed modification to the listed drug can present challenges and is a fact-specific determination that must be made on a case-by-case basis. If we are unable to establish to the FDA’s satisfaction that our reliance on the listed drug is scientifically appropriate, and that we have sufficiently addressed the safety and effectiveness implications of our proposed modifications, we may be unable to utilize this regulatory pathway.

If the FDA does not allow us to pursue the 505(b)(2) regulatory pathway for our product candidates as anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for our product candidates would likely substantially increase. Moreover, the inability to pursue the 505(b)(2) regulatory pathway could result in new competitive products reaching the market faster than our product candidates, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the 505(b)(2) regulatory pathway for a product candidate, we cannot assure you that we will receive the requisite or timely approvals for commercialization of such product candidate. Any failure to obtain regulatory approval of our product candidates would significantly limit our ability to generate revenues, and any failure to obtain such approval for all of the indications and labeling claims we deem desirable could reduce our potential revenues.

If we or our third-party suppliers fail to comply with the FDA’s good manufacturing practice regulations or fail to adequately, timely, or sufficiently respond to an FDA Form 483 or subsequent Warning Letter, this could impair our ability to market our products in a cost-effective and timely manner and could result in FDA enforcement action.

We and our third-party suppliers are required to comply with the FDA’s Current Good Manufacturing Practices (cGMP) which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. The FDA audits compliance with the cGMP and related regulations through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may conduct these inspections or audits at any time. If, during the inspection, FDA identifies issues which, in FDA’s judgment, may constitute violations of the Federal Food, Drug, and Cosmetic Act or FDA’s regulations, the FDA inspector may issue an FDA Form 483 listing these observations.

Note that if an entity does not address observations found in an FDA Form 483 to FDA’s satisfaction, the FDA could take enforcement action, including any of the following sanctions:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications or recall, detention or seizure of our product;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying our requests for pre-market approval of new products;

●	withdrawing pre-market approvals that have already been granted;

●	refusal to grant export approval for our product; or

●	criminal prosecution.

Any of the foregoing actions could have a material adverse effect on our reputation, business, financial condition and operating results.

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

After we complete clinical trials and receive regulatory approval for any of our drug candidates, which may not happen for some time, we recognize that such candidate(s) may ultimately fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. We may not be able to achieve or maintain market acceptance of our products over time if new products or technology are introduced that are more favorably received than our products, are more cost effective or render our drug obsolete. We will face competition with respect to our drug candidates from other pharmaceutical companies developing products in the same disease/therapeutic area and specialty pharmaceutical and biotechnology companies worldwide. Many of the companies against which we may be competing have significantly greater financial resources and expertise in research and development, manufacturing, animal testing, conducting clinical trials, obtaining regulatory approvals and marketing approval for drugs than we do. Physicians, patients and third-party payors may prefer other novel products to ours, which means that we may not generate significant sales revenues for that product and that product may not become profitable. The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including but not limited to:

●	clinical indications for which our drug candidates are approved;

●	physicians, hospitals, and patients considering our drug candidates as a safe and effective treatment;

●	the potential and perceived advantages of our drug candidates over alternative treatments;

●	the prevalence and severity of any side effects;

●	product labeling or product insert requirements of the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities;

●	limitations or warnings contained in the labeling approved by the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities;

●	the timing of market introduction of our drug candidates as well as competitive drugs;

●	the cost of treatment in relation to alternative treatments and their relative benefits;

●	the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

●	lack of experience and financial and other limitations on our ability to create and sustain effective sales and marketing efforts or ineffectiveness of our sales and marketing partners; and

●	changes in legislative and regulatory requirements that could prevent or delay regulatory approval of our drug candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any drug candidates for which we obtain regulatory approval.

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

Our success depends largely on our ability to obtain and maintain patent protection and other forms of IP rights for the composition of matter, method of use and/or method of manufacture for each of our drug candidates. Failure to obtain, maintain protection, enforce or extend adequate patent and other IP rights could materially adversely affect our ability to develop and market one or more of our drug candidates. We also rely on trade secrets and know-how to develop and maintain our proprietary and IP position for each of our drug candidates. Any failure to protect our trade secrets and know-how with respect to any specific drug and diagnostics technology candidate could adversely affect the market potential of that potential product.

As of the date of this report, the Company has, through its licenses, obtained rights to patents and patent applications covering some or all its drug and diagnostics technology candidates that have been filed in major jurisdictions such as the United States, member states of the European Patent Organization (the “EPO”) and the PRC (collectively, “Major Patent Jurisdictions”), as well as in other countries. We have also filed a number of provisional applications to establish earlier filing dates for certain of our other ongoing researches, the specifics of which are currently proprietary and confidential. To the extent we do not seek or obtain patent protection in a particular jurisdiction, we may not have commercial incentive to seek marketing authorization in such jurisdiction. Nonetheless, other parties might enter those markets with generic versions or copies of our products and received regulatory approval without having significantly invested in their own research and development costs compared to the Company’s investment. For more information about our IP portfolio, please refer to the Intellectual Property section below.

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

We may not obtain sufficient claim scope in those patents to prevent another party from competing successfully with our drug and diagnostics technology candidates. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technology or drug and diagnostics technology candidates in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and drug and diagnostics technology candidates, or limit the duration of the patent protection of our technology and drug and diagnostics technology candidates. Given the amount of time required for the development, testing and regulatory review of new drug and diagnostics technology candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing drug and diagnostics technology candidates similar or identical to ours.

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

Because patent applications are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors or collaborators were or will be the first to file any patent application related to a drug and diagnostics technology candidate. Furthermore, in the United States, if patent applications of other parties have an effective filing date before March 16, 2013, an interference proceeding can be initiated by such other party to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If patent applications of other parties have an effective filing date on or after March 16, 2013, in the United States a derivation proceeding can be initiated by such other parties to determine whether our invention was derived from theirs.

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

We may become involved in lawsuits to protect or enforce our IP, which could be expensive, time-consuming and unsuccessful. Our patent rights relating to our drug and diagnostics technology candidates could be found invalid or unenforceable if challenged in court or before the USPTO or comparable non-U.S. authority.

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

If we initiate legal proceedings against another party to enforce our patent, or any patents that may be issued in the future from our patent applications, that relates to one of our drug and diagnostics technology candidates, the defendant could counterclaim that such patent rights are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which another party can assert invalidity or unenforceability of a patent. Parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include ex parte re-examination, inter partes review, post-grant review, derivation and equivalent proceedings in non-U.S. jurisdictions, such as opposition proceedings. Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover and protect our drug and diagnostics technology candidates. With respect to the validity of our patents, for example, there may be invalidating prior art of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our drug and diagnostics technology candidates. Such a loss of patent protection could have a material adverse impact on our business.

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

Although we are not currently experiencing any claims challenging the inventorship of our patents or ownership of our IP, we may in the future be subject to claims that former employees, collaborators or other parties have an interest in our patents or other IP as inventors or co-inventors. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our drug and diagnostics technology candidates and who have not clearly contracted to transfer or assign any rights they may have to the Company. In addition, for our licensed patents, although a majority of our licensors have procured assignment forms and records from inventors to affirm their ownership in the licensed IP, another party or former employee or collaborator of our licensors not named in the patents may challenge the inventorship of claim an ownership interest in one or more of our or our licensors’ patents. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose rights such as exclusive ownership of, or right to use, our patent rights or other IP. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

The terms of our patents may not be sufficient to effectively protect our drug and diagnostics technology candidates and business.

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

Changes in patent law in the United States could diminish the value of patents in general, thereby impairing our ability to protect our drug and diagnostics technology candidates.

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

In addition to our issued patents, provisional patent, and pending patent applications, we expect to rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and protect our drug and diagnostics technology candidates. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If trade secrets which are material to our business were to be obtained by a competitor, our competitive position would be harmed.

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

Many of our projects (including our Lead Projects) are based on IP which we have licensed from other parties. (See “Item 4. Information on the Company – B. Business Overview – Intellectual Property”) Certain of these license agreements impose diligence, development or commercialization obligations on us, such as obligations to pay royalties on net product sales of our drug candidates once commercialized by us, to pay a percentage of sublicensing revenues if the licensed product is sublicensed, to make other specified milestone and/or annual payments relating to our drug candidates or to pay license maintenance and other fees, as well as obligations to pursue commercialization with due diligence. Specifically, a number of our license agreements also require us to meet development timelines in order to maintain the related license(s). In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore seek to terminate the license agreements. If one of our licensors, despite our efforts, were to be successful in terminating its agreement with us, we would not be able to continue to develop, manufacture or market any drug candidate under that license agreements, and we could face claims for monetary damages or other penalties under that agreement. Such an occurrence would diminish or eliminate the value of that project to our Company, even if we are able to negotiate new or reinstated agreements, which may have less favorable terms. Depending on the importance of the IP and the related project, any such development could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

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

In addition, the agreements under which we currently license intellectual property or technology from other parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which (depending on the importance of the IP and the related project) could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangement for a project on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug and diagnostics technology candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may not have complete control of the preparation, filing and prosecution of patent applications, or to maintain patents, licensed by us from other parties.

The Company has in-licensed, and may in the future in-license patents owned or controlled by others for our use as part of our development plans. We also may out-license or sublicense patents which we own or control in collaborations with others for development and commercialization of our products. In either case, the continuing right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology under development is a matter for negotiation and we may not always be the party that obtains such control, in which case we will be reliant on our licensors, collaboration partners or sublicensees for determining strategies with respect to those patents. For our existing licenses, while we have an understanding with most of the licensors who maintain control over patent prosecution and we have jointly appointed and engaged patent agents nominated by us under one or more of our licenses, we cannot guarantee that such licensors or collaborators will always accept prosecution strategies proposed by us and/or our patent agents. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors or collaboration partners fail to establish, maintain or protect such patents and other IP rights, such rights may be reduced or eliminated. If our licensors or joint development partners are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

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

As we expect to engage contract manufacturers, the Company will be exposed to the following risks:

●	we might be unable to identify manufacturers on acceptable terms or at all because the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities must approve any manufacturers we determine to use and any potential manufacturer may be unable to satisfy federal, state or international regulatory standards;

●	although we would be choosing manufacturers with the type of experience most suitable for our drug candidates, it is possible that our contract manufacturers may not be able to execute unique manufacturing procedures and other logistical support requirements we have developed and they might require a significant amount of support from us to implement and maintain the infrastructure and processes required to manufacture our particular drug candidates;

●	our contract manufacturers might be unable to reproduce the quantity and quality of the drugs we need to meet our clinical and commercial needs within the time frames when we require those drugs;

●	our contract manufacturers may breach their contracts with us, including by not performing as agreed or not devoting sufficient resources to our drug candidates, or they may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products;

●	even if initially accepted by regulatory authorities, a manufacturer remains subject to ongoing periodic unannounced inspection by regulatory authorities to ensure strict compliance with cGMP and other government regulations, and our contract manufacturers may fail to comply with these regulations and requirements, resulting in rescission of cGMP licenses and our inability to continue using their services, requiring us to find a replacement manufacturer;

●	depending on the terms of our agreement with a manufacturer, we may not own, or may have to share, the IP rights to any improvements made by the manufacturer in the manufacturing process for our drug candidates; and

●	our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our drug candidates by the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities, result in higher costs or adversely impact commercialization of our drug candidates.

We are also responsible for quality control by our manufacturers. We intend to rely on those unrelated-party manufactures to perform certain quality assurance tests on our drug candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities could place significant restrictions on our Company until deficiencies are remedied.

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

Changes in a process or procedure for manufacturing one of our drug candidates, including a change in the location where the drug candidate is manufactured or a change of a contract manufacturer, could require prior review by the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities and approval of the manufacturing process and procedures in accordance with the FDA, NMPA, EMA, or Health Canada’s regulations, or comparable requirements. This review may be costly and time-consuming and could delay or prevent the launch of a product. The new facility will also be subject to pre-approval inspection. In addition, we would have to demonstrate that the product made at the new facility is equivalent to the product made at the former facility by physical and chemical methods, which are costly and time-consuming. It is also possible that the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities may require clinical testing as a way to prove equivalency, which would result in additional costs and delay.

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

Risks Related to Our Natural Supplements

We may be subject to government regulations for natural supplements

From a regulatory perspective, some of the Company’s non-drug candidates (including those developed under the project company Nativus), may be regulated as natural supplements, including NativusWell® (NLS-2). For those non-drug candidates that the Company plans to develop, they are subject to extensive and rigorous domestic government regulation, including regulation by the FDA, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, state and local governments and their respective foreign equivalents. The FDA regulates natural supplements, cosmetics and drugs under different regulatory schemes.

For example, the FDA regulates the processing, formulation, safety, manufacturing, packaging, labeling, advertising and distribution of natural supplements and cosmetics under its natural supplement and cosmetic authority, respectively. The FDA also regulates the research, development, pre-clinical and clinical testing, manufacture, safety, effectiveness, record keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import and export of pharmaceutical products under various regulatory provisions. If any drug products we develop are tested or marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not we have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding U.S. regulation.

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

We intend to first launch and market NativusWell® (NLS-2) in Hong Kong. In Hong Kong, natural supplements are defined as “health food” products. “Health food” containing medicines are subject to the Pharmacy and Poisons Ordinance (Cap 138) and such “health food” containing Chinese medicines are regulated by the Chinese Medicine Ordinance (Cap 549), where they must meet the requirements in respect of safety, quality and efficacy before they can be registered.

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

The NativusWell® (NLS-2) is made with the bioactive ingredient extracted Chinese yam powder and does not contain any western or Chinese medicine; therefore, registration is not required under the local laws for marketing in Hong Kong. We will, however, ensure the compliance of the Food and Drugs (Composition and Labelling) Regulations (Cap 132W) with by proper labelling in place.

Risks Related to Our Diagnostics Technology

Our products could in the future be subject to additional regulation by the U.S. Food and Drug Administration or other domestic and international regulatory agencies, which could increase our costs and delay our commercialization efforts, thereby materially and adversely affecting our business and results of operations.

The FDA has statutory authority to assure that medical devices and in vitro diagnostics, including those where the RPIDD technology may be utilized, are safe and effective for their intended uses. Should the RPIDD technology be utilized in U.S. as a Laboratory Developed Test (LDT), the FDA has historically exercised its enforcement discretion and may not enforce applicable provisions of the FDC Act and regulations with respect to LDTs. We believe the RPIDD may not be subject to the FDA’s enforcement of its medical device regulations and the applicable FDC Act provisions.

However, if and when we utilize the RPIDD technology in the U.S., the FDA may disagree with our assessment that the RPIDD falls within the definition of an LDT and seek to regulate the RPIDD as medical devices. If the FDA determines that our products are subject to such requirements, we could be subject to enforcement action, including administrative and judicial sanctions, and additional regulatory controls and submissions for the RPIDD, all of which could be burdensome.

In the future, certain of our products or related applications could be subject to additional FDA regulation. Even where a product is not subject to FDA clearance or approval requirements, the FDA may impose restrictions as to the types of customers to which we can market and sell our products. Such regulation and restrictions may materially and adversely affect our business, financial condition and results of operations. Other regulatory regimes that do not currently present material challenges but that could in the future subject to regulations include biosecurity should our RPIDD technology be utilized in the U.S.

In addition, many countries have laws and regulations that could affect our products and which could limit our ability to sell our products in those countries. The number and scope of these requirements are increasing. We may not be able to obtain regulatory approvals in such countries or may incur significant costs in obtaining or maintaining foreign regulatory approvals. For example, the European Union, or EU, is transitioning from the existing European Directive 98/79/EC on in vitro diagnostic medical devices, or In Vitro Diagnostic Directive (IVDD), to the In Vitro Diagnostic Device Regulation (EU) 2017/746 (IVDR), which imposes stricter requirements for the marketing and sale of medical devices, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. The IVDR is expected to become effective in May 2022. It is likely that we will be impacted by this new regulation, either directly as a manufacturer of IVDs, or indirectly as a supplier to customers who are placing IVDs in the EU market for clinical or diagnostic use. Complying with the requirements of the IVDR may require us to incur significant expenditures. Failure to meet these requirements could adversely impact our business in the EU and other regions that tie their product registrations or chemical regulations to the EU requirements.

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

Furthermore, replacing executive officers and key employees or consultants may be difficult and may take an extended period of time, because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drug and diagnostics technology candidates. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel or consultants on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel.

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

As of the date of this annual report, we have 26 employees, including 24 full-time employees and 2 part-time employee. Of these, 7 are engaged in full-time research and development and laboratory operations, 15 are engaged in general and administrative functions, 2 are full-time employees engaged in the clinic operation and 2 part-time employee is engaged in research and development and legal clerical support. As of the date of annual report, 25 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 48 independent contracted consultants and advisors to assist us with our operations. As our development and commercialization plans and strategies develop, and as we have transitioned into operating as a public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

●	identifying, recruiting, integrating, maintaining and motivating additional employees;

●	managing our internal development efforts effectively, including clinical, the FDA or other comparable regulatory authority review process for our drug and diagnostics technology candidates, while complying with our contractual obligations to contractors and others; and

●	improving our operational, financial and management controls, reporting systems and procedures.

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

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug and diagnostics technology candidates and, accordingly, may not achieve our research, development and commercialization goals.

We intend to seek additional collaborations, strategic alliances or acquisitions or enter into royalty-seeking or sublicensing arrangements in the future, but we may not realize the benefits of these arrangements.

We intend to form or seek strategic alliances, create joint ventures or collaborations, acquire complimentary products, IP rights, technology or businesses or enter into additional licensing arrangements with unrelated parties that we determine may complement or augment our development and commercialization efforts with respect to our drug and diagnostics technology candidates. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business.

We will face significant competition in seeking appropriate strategic partners and the negotiation process is likely to be time-consuming, costly and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or another alternative arrangement for any of our drug and diagnostics technology candidates because their state of development may be deemed to be too early for collaborative effort and others may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy. If and when we enter into an agreement with a collaboration partner or sublicensee for development and commercialization of a drug or diagnostics technology candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the unrelated-party.

Further, even if we enter into a collaboration involving any of our drug and diagnostics technology candidates, the arrangement will be subject to numerous risks, which may include the following:

●	the collaborators will likely have significant discretion in determining the efforts and resources that they will apply to a collaboration;

●	the collaborator may ultimately choose not pursue development and commercialization of our drug or diagnostics technology candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in their strategic focus due to the acquisition of competitive drugs, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

●	the collaborator may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a drug or diagnostics technology candidate, repeat or conduct new clinical trials, or require a new formulation of a drug or diagnostics technology candidate for clinical testing;

●	the collaborator could independently develop, or develop with unrelated parties, drugs that compete directly or indirectly with our drugs or drug candidates;

●	the collaborator with marketing and distribution rights to one or more drugs may not commit sufficient resources to their marketing and distribution;

●	the collaborator may not properly maintain or defend our IP rights or may use our IP or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our IP or proprietary information or expose us to potential liability;

●	disputes may arise between us and the collaborator that cause the delay or termination of the research, development or commercialization of our drug and diagnostics technology candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

●	the collaboration may be terminated and, if terminated, may result the Company needing additional capital to pursue further development or commercialization of the applicable drug and diagnostics technology candidates;

●	the collaborator may own or co-own IP covering our drugs that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such IP;

●	the collaboration may result in increased operating expenses or the assumption of indebtedness or contingent liabilities; and

●	the collaboration arrangement may result in the loss of key personnel and uncertainties in our ability to maintain key business relationships.

As a result, if we enter into collaboration agreements and strategic partnerships or license our drugs, we may not be able to realize the benefit of such transactions, which could delay our timelines or otherwise adversely affect our business. Following a strategic transaction or license, we may not achieve the revenue or specific net income that justifies such transaction. If we are unable to reach agreements with a suitable collaborator on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a drug or diagnostics technology candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

If we fail to enter into collaborations, we may seek to fund and undertake development or commercialization activities on our own, but we may not have sufficient funds or expertise to undertake the necessary development and commercialization activities. In such a case, we may not be able to further develop our drug and diagnostics technology candidates or bring them to market and generate product sales revenue, which would harm our business prospects, financial condition and results of operations.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and other similar non-U.S. regulatory authorities; provide true, complete and accurate information to the FDA and other similar non-U.S. regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar non-U.S. fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain the FDA approval for any of our drug and diagnostics technology candidates and begin commercializing those drugs in the United States, our potential exposure under U.S. laws will increase significantly and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators of our sponsored researches and research patients and our use of information obtained in the course of patient recruitment for clinical trials, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. In connection with the audit of our financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

Since 2019, we took actions to remediate the abovementioned material weakness, and we believe we have remediated the material weakness by implementing the following measures:

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

As of December 31, 2020 and 2019, we determined that the aforementioned measures remediated the material weakness. However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2020. Based on the definition of “material weakness” and “significant deficiency” in the standards established by the Public Company Accounting Oversight Board of the United States, our management concluded that the deficiency now only rises to the level of a significant deficiency. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Our management concluded that our internal controls over financial reporting were effective as of December 31, 2020. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. Investors may lose confidence in our operating results, the price of the Class A Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A Ordinary Shares may not be able to remain listed on the NASDAQ Global Market.

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

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, IP rights, technology or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including, but not limited to:

●	increase in operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, IP and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug and diagnostics technology candidates and regulatory approvals; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

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

If we fail to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), or other anti-bribery laws, including the Bribery Act 2010 of the United Kingdom (UK Bribery Act”), our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations.

We are subject to the FCPA. The FCPA and UK Bribery Act generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business or other benefits. We are also subject to the anti-bribery laws of other jurisdictions, particularly the PRC. As our business expands, the applicability of the FCPA and other anti-bribery laws to our operations will increase. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or agents. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

Our business and results of operations may be negatively impacted by the UK’s withdrawal from the EU.

On June 23, 2016, the UK held a referendum in which a majority of voters approved an exit from the EU, or Brexit. After nearly three years of negotiation and political and economic uncertainty, the UK’s withdrawal from the EU became effective on January 31, 2020. The EU–UK Trade and Cooperation Agreement (TCA) was the result of the negotiation. It was signed on December 30, 2020 by the EU, the European Atomic Energy Community (Euratom) and the UK.

During the Brexit transition period, the UK will continue to be subject to the laws and obligations applicable to all EU members, including laws related to trade and data privacy and the EU’s pharmaceutical laws. However, future regulations that will apply in the UK following the transition period (including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations medicine licensing and regulations, immigration laws and employment laws), have yet to be addressed. This lack of clarity on future UK laws and regulations and their interaction with the EU laws and regulations may negatively impact foreign direct investment in the UK, increase costs, depress economic activity and restrict access to capital. Brexit, including developments that occur during the Brexit transition period, may affect our results of operations in a number of ways, including increasing currency exchange risk, generating instability in the global financial markets or negatively impacting the economies of the UK and Europe. In addition, as we are headquartered in the UK, it is possible that Brexit may impact some or all of our current operations. For example, following the transition period, Brexit may impact our ability to freely move employees from our headquarters in the UK to other locations in Europe. If the UK and the EU are unable to negotiate acceptable agreements or if other EU member states pursue withdrawal, barrier-free access between the UK and other EU member states or among the EEA overall could be diminished or eliminated.

The long-term effects of Brexit will depend in part on any agreements the UK makes during the Brexit transition period to retain access to markets in the EU. Such a withdrawal from the EU is unprecedented, and it is unclear how the UK’s access to the European single market for goods, capital, services and labor within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact our current and future operations (including business activities conducted by third parties and contract manufacturers on our behalf).

We may also face new regulatory costs and challenges that could have an adverse effect on our operations as a result of Brexit. Depending on the terms of the UK’s withdrawal from the EU, the UK could lose the benefits of global trade agreements negotiated by the EU on behalf of its member states, which may result in increased trade barriers that could make our doing business in the EU and the EEA more difficult. Since the regulatory framework in the UK covering quality, safety and efficacy of therapeutic substances, clinical trials, marketing authorization, commercial sales and distribution of therapeutic substances is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime with respect to the approval of our drug candidates or any future therapeutic candidates, should we decide to seek marketing approvals for such candidates in the UK or to carry out any clinical trials in the UK for our drug candidates in support of marketing approvals by EMA in the future.

We expect that following the transition period, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replicate or replace, including those related to data privacy and the regulation of medicinal products, as described above. Any of these effects of Brexit, and others we cannot anticipate, could negatively impact our business and results of operations.

If we commence clinical trials of one of our drug or diagnostics technology candidates, and product liability lawsuits are brought against us, we may incur substantial liabilities and the commercialization of such drug or diagnostics technology candidates may be affected.

If any of our drug or diagnostics technology candidates enter clinical trials, we will face an inherent risk of product liability suits and will face an even greater risk if we obtain approval to commercialize any drugs. For example, we may be sued if our drug candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the drug, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our drug candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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

We currently maintain property insurance for our office premises (including two units of server and accessories). We hold employer’s liability insurance generally covering death or work-related injury of employees; we maintain “Office Care Plan Insurance” for those persons working in our offices and “Medical Plan” for our employee. We hold public liability insurance covering certain incidents involving unrelated parties that occur on or in the premises of the Company. We have directors and officers liability insurance. We do not have key-man life insurance on any of our senior management or key personnel, or business interruption insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. If any claims for damage are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

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

We had unrestricted cash of $3.50 million, $5.19 million and $12.01 million as of December 31, 2020, 2019 and 2018, respectively. We may invest our cash in a variety of financial instruments. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

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

A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Based on the current and anticipated value of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2019, and we may be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2020.

In determining whether we are a PFIC, cash and investments are considered by the U.S. Internal Revenue Service (“IRS”) to be a passive asset. During our taxable year ending December 31, 2020, we believe that the amount of restricted and unrestricted cash we had on hand and investments were greater than 50% of our total assets. The composition of our assets during the current taxable year may cause us to continue to be classified as a PFIC. The determination of whether we will be a PFIC for our current taxable year or a future year may depend in part upon how quickly we spend our liquid assets, and on the value of our goodwill and other unbooked intangibles not reflected on our balance sheet, which may depend upon the market value of our Class A Ordinary Shares from time to time. Further, while we will endeavor to use a classification methodology and valuation approach that is reasonable, the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles for purposes of determining whether we are a PFIC in the current or one or more future taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder owns our Class A Ordinary Shares or warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. As discussed under “Taxation – Material U.S. Federal Income Tax Considerations for U.S. Holders – Passive Foreign Investment Company Rules”, a U.S. Holder may be able to make certain tax elections that would lessen the adverse impact of PFIC status; however, in order to make such elections the U.S. holder will usually have to have been provided information about the company by us, and there is no assurance that the company will provide such information.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. holders if we were determined to be a PFIC. (See “Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations for U.S. Holders – Passive Foreign Investment Company Rules”)

Political risks associated with conducting business in Hong Kong.

While we operate our business globally, part of our business operations is based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this report, we derive substantially all of our revenue from operations in Hong Kong and, specifically, from the AML Clinic in Hong Kong operating under the name of Talem Medical. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the AML Clinic. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

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

Furthermore, on June 30, 2020, the Standing Committee of the National People’s Congress of the People’s Republic of China passed the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “National Security Law”). In response to the implementation of the National Security Law, former U.S. President Trump signed an executive order on Hong Kong Normalization on July 14, 2020 to end the preferential trading status of Hong Kong and, going forward, Hong Kong will receive the same treatment from the U.S. as China.

At the same time, the U.S. has imposed sanctions on and suspended collaborations with a number of Chinese companies and universities by including these entities in the Entity List and the Unverified List of the Bureau of Industry and Security of the U.S. Department of Commerce. Our Company has working relationships with universities in Hong Kong on R&D of some projects.

While none of our collaboration partners is currently under sanction by the U.S., it may cause significant disruptions if the universities’ ability to conduct R&D is adversely affected due to difficulty in acquiring essential equipment and materials, as well as our business operations due to possible suspension of dealings with sanctioned entities.

As of the date of this annual report, the U.S. government has not imposed or threatened to impose any sanctions on the universities in Hong Kong. However, as U.S.- China relations continue to deteriorate, there is a possibility that sanctions could be imposed on the universities in Hong Kong in the future.

Our results of operation may be negatively affected should the 2019-nCov virus (Coronavirus) continue to spread on a wider scale.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the outbreak of respiratory illness caused by a novel coronavirus. Any outbreak of contagious diseases, and other adverse public health developments, particularly in China, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to travel or to distribute our products, as well as temporary closures of our facilities or the facilities of our suppliers or customers.

The COVID-19 pandemic continues to rapidly evolve. The extent to which the outbreak impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in various countries, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. If we or any of the third parties with whom we engage were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.

In addition, the trading prices for our Class A Ordinary Shares and other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our securities or such sales may be on unfavorable terms.

The outbreak of the novel coronavirus disease, COVID-19, or other pandemic, epidemic or outbreak of an infectious disease may materially and adversely impact our preclinical studies and clinical trials.

As a result of the COVID-19 outbreak, or similar pandemics, we have and may in the future experience disruptions that could materially and adversely impact our manufacturing, preclinical development activities, preclinical studies and planned clinical trial. Potential disruptions include but are not limited to:

●	delays or difficulties in enrolling patients in our clinical trials, should the relevant clinical trials be approved;

●	delays or difficulties in initiating or expanding clinical trials, including delays or difficulties with clinical site initiation and recruiting clinical site investigators and clinical site staff;

●	increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine;

●	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

●	interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

●	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines for regulatory submission and trial initiation;

●	interruption or delays in our CROs and collaborators meeting expected deadlines or complying with regulatory requirements related to preclinical development activities, preclinical studies and planned clinical trials;

●	delays or disruptions in preclinical experiments and investigational new drug application-enabling or clinical trial application-enabling studies due to restrictions of on-site staff and unforeseen circumstances at contract research organizations and vendors;

●	interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

●	limitations on our ability to recruit and hire key personnel due to our inability to meet with candidates because of travel restrictions and “shelter in place” orders;

●	limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people; and

●	interruption or delays to our sourced discovery and clinical activities.

Risks Related to Our Corporate Structure

Our CEO has control over key decision making as a result of his control of a majority of our voting shares.

Our Founder, CEO, and our Executive Director, Mr. Ian Huen, and his affiliates, over which he is deemed to have control and/or have substantial influence, has voting rights with respect to an aggregate of 18,970,709 ordinary shares, on an as converted basis (2,909,240 Class A Ordinary Shares and 16,061,469 Class B Ordinary Shares), representing approximately 69% of the voting power of our outstanding ordinary shares as of the date hereof. As a result, Mr. Huen has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Huen has the ability to control the management and affairs of our company as a result of his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Huen controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Huen owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Huen is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

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

Risks Related to our Securities

Class A Ordinary Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares if the shares are successfully listed on NASDAQ or other stock markets, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 11,755,242 Class A Ordinary Shares are outstanding as of the date of this annual report. 7,659,409 of the Class A Ordinary Shares are freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

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

Issuances by us of additional securities, could affect ownership and voting rights over us. In addition, the issuance of preferred shares, or options or warrants to purchase those preferred shares, could negatively impact the value of the Ordinary Shares as the result of preferential dividend rights, conversion rights, redemption rights and liquidation provisions granted to the stockholders of such preferred shares.

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

Our Class B Ordinary Shares have greater voting power than our Class A Ordinary Shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per share, and holders of Class B Ordinary Shares are entitled to ten votes per share, which can cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Our management team as a group beneficially owns over 18 million Class B Ordinary Shares representing approximately 77% voting power. As a result, until such time as their collective voting power is below 50%, our management team as a group of controlling shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, concentration of ownership of our Class B Ordinary Shares may discourage, prevent or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Shareholders who hold shares of Class B Ordinary Shares, including our executive officers and their affiliates, hold approximately 95% of the voting power of our outstanding ordinary shares. Because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares will collectively continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval, so long as the Class B Ordinary Shares represent at least 9.1% of all outstanding shares of our Ordinary Shares.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technology or drug and diagnostics technology candidates.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances and marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Class A Ordinary Shares. The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations, and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license IP rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our Class A Ordinary Shares to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to another party on unfavorable terms our rights to technology or drug and diagnostics technology candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

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

We are incorporated in the Cayman Islands and currently conduct substantially all of our operations outside the United States through our subsidiaries. Some of our directors and executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands, the United Kingdom or in Hong Kong, in the event that you believe that your rights have been infringed under the securities laws of the United States or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the United Kingdom and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, the United Kingdom or Hong Kong, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits if such judgment is final, for a liquidated sum, not in the nature of taxes, a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to public policy. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Global Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the NASDAQ Global Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Global Market in respect of the following. For instance, Cayman law does not require that we obtain shareholder approval to issue 20% or more of our outstanding Ordinary Shares in a private offering nor we make our interim results available to shareholders, although as a NASDAQ listed company we are required to publicly file interim results for the first six months of our fiscal year. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

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

APTUS CAPITAL LIMITED, which has since been renamed to AENEAS CAPITAL LIMITED, was always under the direct ownership of Jurchen and not under the ownership chain of Aptorum Group. However, Aptus Asia Financial Holdings Limited (“AAFH”), which has since been renamed to Aeneas Group Limited, was transferred out of the Aptorum Group on November 10, 2017 to be held directly by Jurchen Investment Corporation and that subsequently, APTUS CAPITAL LIMITED was then transferred to be under AAFH.

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

According to the Restructuring Plan, the 256,571.12 issued participating shares with par value of $0.01 (“Participating Shares”) were redeemed and 4,743,418.88 unissued Participating Shares were cancelled; following such redemption and cancellation, we no longer have any Participating Shares authorized or issued. Additionally, the Company authorized a class of securities consisting of 100,000,000 ordinary shares, par value $1.00 per share and issued 25,657,110 ordinary shares to our original investors.

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

On October 13, 2017, ordinary resolutions were passed at an extraordinary general meeting of the Company approving (the “Conversions”): (i) converting 72,135,865 of authorized but unissued ordinary shares into 54,573,620 authorized but unissued Class A Ordinary Shares, par value of $1.00 per share and 17,562,245 authorized but unissued Class B Ordinary Shares, par value of $1.00 per share, respectively; (ii) converting 24,930,839 ordinary shares held by three shareholders into an aggregate of 2,493,085 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares; and (iii) converting 2,933,296 ordinary shares held by 24 shareholders into an aggregate 2,933,296 Class A Ordinary Shares. Following these issuances, we had 27 shareholders of record.

On October 19, 2017, we changed our name from APTUS Holdings Limited to our current name, Aptorum Group Limited.

On March 23, 2018, Jurchen transferred 446,152 Class A Ordinary Shares and 4,015,367 Class B Ordinary Shares to CGY Investments Limited, a company incorporated in Hong Kong and which we deem Mr. Darren Lui jointly controls and/or of which he has substantial influence on the disposition rights and voting rights of such shares. Following this transfer, Jurchen owns approximately 33% and 72% of our Class A Ordinary Shares and Class B Ordinary Shares, respectively.

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

On October 2, 2020, the Group completed a public offering, issuing 2,769,231 Class A Ordinary Shares and warrants to purchase an aggregate of 2,769,231 Class A Ordinary Shares, for gross proceeds of approximately $9 million. The warrants have an exercise price of $3.25 per Class A Ordinary Share, are exercisable upon issuance and will expire five years from the date of issuance.

On March 26, 2021, the Company entered into an at the market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as our sales agent (the “Sales Agent”), relating to the sale of our Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-235819) (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, we may offer and sell shares of our Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. As of the date of this annual report, we have not yet issued any Class A Ordinary Shares pursuant to the ATM Offering.

Over the past three years, we have invested approximately $7.1 million towards our principal capital expenditures, which include laboratory equipment, premises, leasehold improvements, and medical and other equipment.

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

B. Business Overview

Overview

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development of a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

In addition to the above main focus, we are also pursuing therapeutic projects in neurology, gastroenterology, metabolic disorders, women’s health and other disease areas. We also have projects focused on natural supplements for women undergoing menopause and experiencing related symptoms. We also opened a medical clinic, AML Clinic, in June 2018.

Our goal is to develop a broad range of novel and repurposed therapeutics and diagnostics technology across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include: (for details of our strategy, See “Item 4. Information on the Company – B. Business Overview – Our Strategy”)

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

We have devoted a substantial portion of the proceeds from our offerings, to our Lead Projects. Our Lead Projects are ALS-4, SACT-1 and RPIDD. One of our Lead Projects, ALS-4, received clearance from Health Canada regarding the Clinical Trial Application (“CTA”) to initiate a Phase 1 clinical study. If the results of the remaining preclinical studies of these drug candidates are positive, we expect to be able to submit within 2021, subject to regulatory review, an IND for another Lead Projects to the FDA or an equivalent application to the regulatory authorities in one or more other jurisdictions such as the NMPA, Health Canada, and/or the EMA. Acceptance of these applications by the relevant regulatory authority would enable the Company to begin testing that drug candidate in humans in that jurisdiction. Our ability to obtain any approval of such applications is entirely dependent upon the results of our preclinical studies, which are ongoing.

Our current business consists of “therapeutics” and “non-therapeutics” segments. However, our focus is on the therapeutics segments. Because of the risks, costs and extended development time required for successful drug development, we have determined to pursue projects within our non-therapeutics segments, such as AML Clinic, to provide some interim revenue, as well as diagnostics technology and natural supplements that may be brought to market and generate revenue more quickly.

Therapeutics Segment. In our therapeutics segment (“Aptorum Therapeutics Group”), we are currently seeking to develop various drug molecules (including projects seeking to use extracts or derivatives from natural substances to treat diseases) and certain technologies for the treatment (“therapeutics”) and diagnosis (“diagnostics”) of human disease conditions to tackle unmet needs, in particular, two of our Lead Projects targeting infectious disease and cancer (including orphan oncology indications). In addition to our main areas of focus above, we are also pursuing therapeutic projects in neurology, gastroenterology, metabolic disorders, women’s health and other disease areas. Aptorum Therapeutics Group is operated through Aptorum’s wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and whose subsidiaries (who we sometimes refer to herein as project companies) are based in the United Kingdom, Singapore and Hong Kong.

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses three businesses: (i) diagnostics projects including a novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology, (ii) natural supplements including NativusWell®, and (iii) AML Clinic. RPIDD technology is currently under co-development with A*STAR. The core objectives of RPIDD are to rapidly and accurately identify and detect existing or emerging unknown pathogens (including DNA/RNA-based viruses such as coronavirus, antibiotic-resistant bacteria, fungi, etc.), in a cost-effective, unbiased and broad-spectrum manner, through liquid biopsy (patients’ blood samples and is potentially adaptable for other sample types), genome sequencing and artificial intelligence driven software analytics. A key objective is also to develop RPIDD to leverage existing and emerging Next-Generation Sequencing platforms for pathogenic genome sequencing analysis. The sale of natural supplements is operated through Nativus Life Sciences Limited (“Nativus”), a subsidiary of Aptorum Therapeutics Limited. As part of the commercialization, the Group, through Nativus, entered into a regional distribution and marketing agreement with Multipak Limited, a Hong Kong based group that operates household brands, including the Luk Yu® tea bag and other health related products. Through Multipak, the Group will be able to increase the accessibility of the product to a large consumer base regionally. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWell®. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central, Hong Kong as the home to AML Clinic. AML Clinic commenced operations under the name of Talem Medical in June 2018.

Prior to March 2017, the Company had pursued passive healthcare related investments in early stage companies primarily in the United States. However, we have since ceased pursuing further passive investment operations and intend to exit all such portfolio investments over an appropriate timeframe to focus resources on our current business.

On September 25, 2020, Aptorum, via its subsidiaries, enters into a series of transactions with Accelerate Technologies Pte. Ltd.’s (“Accelerate Technologies”), the commercialization arm of the Singapore Agency for Science, Technology and Research (“A*STAR”), in relation to the research and development of novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology through its subsidiaries. Specifically, Aptorum Innovations Holding Pte. Limited, one of the Company’s subsidiaries, entered into an Exclusive Licence Agreement with Accelerate Technologies to co-develop the RPIDD technology. The term of the Exclusive Licence Agreement is described in Exhibit 4.62. Furthermore, Accelerate Technologies, the inventors of the RPIDD technologies in A*STAR (“Founding Scientists”), Aptorum Innovations Holding Pte. Limited, and Aptorum Innovations Holding Limited (“AIHL”), a wholly owned subsidiary of the Company, entered into a Share Subscription & Shareholders Agreement on the same day to subscribe ordinary shares of Aptorum Innovations Holding Pte. Limited. The shares are subscribed and issued in two tranches, the first tranche has taken place at closing of the Share Subscription & Shareholders Agreement, while the second tranche will take place after the certain first milestone is met. The total number of shares subscribed by the shareholders under the Share Subscription & Shareholders Agreement is around 2.7 million. After the two tranches of subscription, Aptorum, Accelerate Technologies and the Founding Scientists are expected to control 71.23%, 14.25% and 9.53% of the share of Aptorum Innovations Holding Pte. Limited respectively, with 4.99% of the shares reserved for its employee share plan.

On December 30, 2020, Aptorum Innovations Holding Limited, or AIHL, one of the Company’s wholly-owned subsidiaries, entered into an Evaluation Agreement with Illumina Inc (“Illumina”). Pursuant to the agreement, AIHL will evaluate the data and performance of Illumina’s sequencing technology based on the workflow of AIHL’s molecular rapid pathogen identification and detection diagnostics technology (“RPIDD”), at AIHL’s Singapore based evaluation site.

Our Strategy

Although we plan to continue the development and improvement of a broad range of novel therapeutics and diagnostics across a wide range of disease/therapeutic areas, over the next 24-36 months we plan to concentrate on development of our Lead Projects, maintaining our AML Clinic and sale of natural supplements.

We believe that execution of this strategy will position the Company to catalyze the development and improvement of a broad range of novel and repurposed therapeutics and diagnostics across a wide range of disease/therapeutic areas. Failure to achieve positive results in at least one of the programs for a Lead Project could have a material adverse effect on the Company’s prospects and business.

To achieve this goal, we are implementing the following strategies:

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas. We are currently developing drug candidates in several disease/therapeutic areas. We believe that by diversifying our research efforts, it would increase the likelihood that at least one of our projects will achieve clinical success and therefore add value to the Company. As of date of this annual report, the Company is developing 14 projects covering therapeutic assets, diagnostic assets, and natural supplements, in broad range of areas across infectious diseases, cancers (including rare oncology indications), neurology, gastroenterology, metabolic disorders and women’s health. The 14 projects are comprised of 9 exclusively licensed projects (including Lead Project ALS-4 being exclusively licensed from the University of Hong Kong and RPIDD being exclusively licensed from A*STAR) and 5 proprietary projects developed by our scientists (including Lead Project SACT-1). Our initial focus will be on developing our Lead Projects, but intend to continue developing our other current projects and may seek new licensing opportunities where we determine that the market potential justifies the additional commitment of our limited resources.

●	Selectively expanding our portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs. We have selected innovations for development which we believe are of superior scientific quality, whilst taking into account the potential market size and demand for same, for example, taking into consideration whether the relevant product can satisfy significant unmet medical needs. In particular, Aptorum Group Limited has established a Scientific Advisory Board, which helped us to select our current projects and which we expect will provide input from a scientific perspective towards any future opportunities for acquiring or licensing life science innovations. We intend to continue expanding our line of projects under development, and subject to our financial and other resource limitations, exploring acquisitions or licenses of additional products which may be able to attain orphan drug designations (e.g., rare types of cancer) or satisfy significant unmet medical needs and that show strong preclinical and/or early clinical data to provide promising opportunities for clinical and commercial success.

●	Collaborating with leading academic institutions and CROs. In building and developing our product portfolio, we believe that accessing external innovation, expertise and technology through collaboration with leading academic institutions and CROs is a vital and cost-efficient strategy. We have established strong relationships with leading academic institutions around the world and expect to continue to strengthen our collaborations by, for example, seeking to provide their affiliated Principal Investigators resources through sponsorship to conduct further research in specialty fields of interest and association with personnel connected to our current project companies, in exchange for obtaining for the Company the first right to negotiate for an exclusive license to any resulting innovations. In addition, we have entered and will continue to actively source arrangements with pharmaceutical companies, in most cases in roles as contract research organizations, to streamline the development of our projects. This may include outsourcing part of the preclinical, clinical studies and clinical supplies manufacturing to externally accredited cGLP, cGMP and cGCP standard contract research organizations or laboratories in order to attain the required studies for submission to the regulatory authorities as part of the clinical development plan. (See “Item 4. Information on the Company – B. Business Overview – Arrangements with Other Parties”)

●	Expanding our in-house pharmaceutical development center. We believe collaborations between the R&D Center and the scientists engaged in work for our project companies will enhance clinical and commercial potential of the projects. In addition, we will assist the project companies by engaging external pharmaceutical companies and/or contract research organizations to outsource any part of the preclinical or clinical development work that cannot be performed by the R&D Center in order to obtain the resources necessary for our development process.

●	Leveraging our management’s expertise, experience and commercial networks. We believe the combination of our management’s expertise and experience, with their academic and commercial networks make us an effective platform for advancing healthcare innovations towards clinical studies and commercialization in key global markets. We have assembled a management team with global experience and an extensive record of accomplishments in medical research, consulting and financing, and identification and acquisition of pharmaceutical and biopharmaceutical drug candidates. Our Head of Research and Development also has extensive experiences in drug development. We also employ key management personnel with banking and financial experience, which enhances our capability to establish the most efficient financial structure for the development of our programs.

●	Obtaining and leveraging government grants to fund project development. Governments across the world pays close attention to the development of the biotechnology sector and provides support and funding. We intend to aggressively seek government support from the governments in the United States, the United Kingdom, Hong Kong, Singapore and elsewhere for our product development and to facilitate the development of some of our projects.

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

Lead Projects, Natural Supplements and Other Projects under Development

We are actively operating and managing the development of our drug candidates through various subsidiaries. Each candidate is being researched in a subsidiary with a medical/scientific area of focus related to the drug candidate in development. We refer to these as our “Project Companies” and their products or areas of focus as our Lead Projects (i.e., ALS-4, SACT-1 and RPIDD), our natural supplements (i.e., NativusWell®) or Other Projects under Development (as defined below). The selection of a drug candidate is based on our estimate of the market potential for that candidate, the scientific expertise required to develop it, and our overall corporate strategy, including our ability to commit personnel and future investment to that candidate.

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

Generally speaking, pharmaceutical development consists of preclinical and clinical phases. Our immediate efforts would be on the preclinical phase which can further sub-divided into the following stages:

●	Target Identification & Selection: The target is the naturally existing cellular or modular structure that appears to have an important role in a particular disease pathway and will be targeted by the drug that will subsequently be developed. Target validation techniques for different disease areas can be very different but typically include from in vitro and in silico methods through to the use of whole animal models.

●	Lead Discovery: Following “Target Identification & Selection,” compound screening assays are developed as part of the Lead Discovery. ‘Lead’ molecules can mean slightly different things to different researches or companies, but in this annual report, we refer to Lead Discovery as the process of identifying one or more small molecules with the desired activity against the identified targets. Leads can be identified through one or more approaches, which can depend on the target and what, if any, previous knowledge exists.

●	Lead Optimization: In this stage of the drug discovery process, the aim is to produce a preclinical drug candidate by maintaining the desired and favorable properties in the lead compounds, while repairing or reducing deficiencies in their structures. For example, to optimize the chemical structures to improve, among others, efficacy, reduce toxicity, improve metabolism, absorption and pharmacokinetic properties.

●	CTA-Enabling Studies: Includes all the essential studies such as GLP toxicology studies, pharmacology and efficacy, pharmacokinetics, in vitro metabolism, CMC studies, and the data of which are used for CTA submission.

●	IND-Enabling Studies: Includes all the essential studies such as GLP toxicology studies, pharmacology and efficacy, pharmacokinetics, in vitro metabolism, CMC studies, and the data of which are used for IND submission.

●	In vitro validation: At this stage, the efficacy and safety of a drug candidate are assessed at cellular levels.

●	In vivo validation: At this stage, the efficacy, safety and pharmacokinetic of a drug candidate are assessed in animal models.

●	IND Preparation and Submission: Preparation of a package of documents for different sections such as CMC, clinical, nonclinical, etc. and getting them reviewed, approved and final checked and followed by submission to regulatory agencies.

Our non-therapeutics projects can be sub-divided into the following stages:

●	Development and Experimentation: Early development work for proof-of-concept.

●	Product Optimization: The practice of making changes or adjustments to a product to make it more desirable.

●	Clinical Validation: Confirming the performance of a technology using clinical/patient samples.

●	Pre-commercialization preparation: The logistics that need to be accomplished before commercialization.

●	Formulation: Preparation of a marketed dosage form from active ingredients and excipients/additives.

●	Commercialization: The process of introducing a new product or production method into commerce—making it available on the market.

→ Lead Projects → Other Candidates → Non-therapeutics Candidates

Projects	Candidate / Modality	Indication	Development Stage						
			Target Identification & Selection	Lead Discovery	Lead Optimization	IND (or IND equivalent) Enabling	Clinical Trial Application Submission	Phase I	Phase II / III
Acticule's Series									
ALS-4	Small molecule	Treatment of bacterial infections caused by Staphylococcus aureus including MRSA							
ALS-1	Small molecule	Treatment of viral infections caused by influenza virus A							
ALS-2/3	Small molecule	Treatment of gram+ve bacterial infections							

Projects	Candidate / Modality	Indication	Computational Discovery	*In Vitro* Validation	Existing PhI/II Clinical Safety Data[1]	*In Vivo* Validation	IND Preparation & Submission	Phase Ib/IIa
SACT's Series								
SACT-1	Repurposed small molecule	Neuroblastoma						
		Other cancer types including colorectal and triple-negative breast cancer						
SACT-COV19	Repurposed Drug Molecule	Coronavirus Disease 2019 (COVID-19)						

Project	Candidate / Modality	Indication	Development and Experimentation	Product Optimization	Clinical Validation	Pre Commercialization Preparation	Commercialization
RPIDD	Liquid biopsy rapid pathogen diagnostics	Pathogen molecular diagnostics					

Project	Modality	Target Customer	Formulation	Commercialization and Distribution
NativusWell® DOI (NLS-2)	Supplement	Women undergoing menopause		

Projects	Candidate / Modality	Indication	Development Stage						
			Target Identification & Selection	Lead Discovery	Lead Optimization	IND (or IND equivalent) Enabling	IND (or IND equivalent) Preparation & Submission	Phase I	Phase II / III
Claves' Series									
CLS-1	Macromolecule	Treatment of obesity							
CLS-2	To be disclosed	To be disclosed							
CLS-3	To be disclosed	To be disclosed							
Nativus' Series									
NLS-1	Small molecule	Treatment of endometriosis

Another subsidiary, Aptorum Medical Limited (“AML”),1 is our vehicle for developing our business of delivering medical services in the form of AML Clinic.

We anticipate allocating approximately 20% of our resources to develop projects other than our Lead Projects (such other projects being referred to herein as “Other Projects under Development”), with a strong focus on NativusWell®, and AML Clinic. As part of the commercialization of NativusWell® natural supplements, we entered into a regional distribution and marketing agreement with Multipak Limited, a Hong Kong based group that operates household brands, including the Luk Yu® tea bag and other health related products. Through Multipak, the Group will be able to increase the accessibility of the product to a large consumer base regionally. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWell®. AML Clinic is expected to provide us with a modest amount of revenue. Even if NativusWell® achieves commercial sales, of which there can be no assurance, revenue from these products alone will not be sufficient for us to carry out all of our plans, but it will assist with name recognition and supplement our income while we develop our Lead Projects.

Lead Projects

After consideration of various factors, such as time and resources required for further development, potential success rate and market size, the Group decided to focus the majority of its resources on ALS-4 and SACT-1 and RPIDD as the current Lead Projects. The Group will continue to invest some of its resources to develop other projects, including those previously classified as Lead Projects.

[1]	Clark Cheng, our Chief Medical Officer and an Executive Director, owns 8% of Aptorum Medical Limited as of the date of this annual report.

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

Professor Richard Kao from The University of Hong Kong (who is also the Founder and Principal Investigator of Acticule and Inventor of ALS-1, ALS-2, ALS-3 and ALS-4) initiated a high throughput approach for screening compounds which are active against virulence expression, which resulted in the discovery of ALS-1, ALS-2, ALS-3 and ALS-4.

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

NP16 = ALS-4

This assay was conducted in triplicate and repeated twice for confirmation

(Adapted from mBio (8(5): e01224, 2017))

Efficacy of ALS-4 in a MRSA Wound Infection Mouse Model

A recent study, conducted by a third-party contract research organization, assessed ALS-4’s effect in the healing of open wounds infected with MRSA in a mouse model. Compared with topical dosing of 2% Mupirocin and oral dosing of Linezolid at 100mg/kg twice a day, oral dosing of ALS-4 at 30mg/kg twice a day showed statistically significant improvement in wound healing. Specifically, at the end of the study on Day 7, ALS-4 exhibited 63.8% of wound closure compared with 48.4% for oral Linezolid and 43.2% for topical Mupirocin 2%. The results are further illustrated in the graph below.

Figure 2

Percentage of wound closure (%)
80
60
40
20
0
*
*
*
Non-infection control
Mupirocin 2% Top, q12h, BID
Linezolid 100 mg/kg PO q12 h, BID
ALS-4 30 mg/kg PO q12h, BID

*Unpaired student’s t-test, p<0.05

Figure 2: Result of study on ALS-4’s effect in the healing of open wounds infected with MRSA in a mouse model

Efficacy of ALS-4 in a Bacteraemia Mouse Model

In a further round of in vivo studies, conducted by a third-party contract research organization, in a non-lethal MRSA bacteraemia mouse model, the mice were orally administered with different doses of ALS-4 from 0.3 to 30mg/kg twice a day for 7 days, compared to those who received vancomycin only group (3mg/kg of vancomycin administered intravenously) and a no treatment control group.

At the conclusion of the study on Day 7, ALS-4 brought a statistically significant reduction in bacterial counts in major organs such as the kidneys, lungs, liver and spleen compared with the no drug control and vancomycin only groups (unpaired student’s t-test, p<0.05). This is in addition to the previous in vivo results announced in February 2020, whereby ALS-4 demonstrated on a statistically significant basis better survival rates (56% vs 0% control group) in the lethal MRSA bacteraemia rat model and higher reduction of bacterial load (by 99.5% against the control group) in the non-lethal MRSA bacteraemia rat model.

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
Treatment: twice for 7 days,
First inject: 11 days after infection

Figure 3: ALS-4 is observed to reduce bacterial load in mice

CFU = Colony Forming Unit, a unit used to estimate the number of viable bacteria in a sample

A Clinical Trial Application (“CTA”) was submitted with the Public Health Agency of Canada (Health Canada) to conduct a Phase 1 clinical trial of ALS-4, an orally administered small molecule drug for the treatment of infections caused by Staphylococcus aureus including Methicillin-resistant Staphylococcus aureus (MRSA) in Q4 2020. ALS-4 received clearance from Health Canada regarding the CTA to initiate a Phase 1 clinical study in January 2021. On March 31, 2021, we announced dosing the first human subject in its Phase I clinical trial evaluating ALS-4. The first-in-human Phase I trial is a randomized, double-blinded, placebo-controlled, single and multiple ascending dose study designed to evaluate safety, tolerability, and pharmacokinetics of orally administered ALS-4 in healthy male and female adult volunteers. The study plans to enroll up to 48 and 24 healthy volunteers for the single-ascending dose (SAD) and multiple-ascending dose (MAD) cohorts, respectively. Enrollment for the first cohort of SAD has been completed and we continue to enroll individuals for other cohorts of the trial.

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

In summary, drug repurposing offers the following advantages:

●	Well-established safety profiles: The development risk for new indications can be substantially reduced by applying existing drugs that are approved or have been shown to be safe in large scale late-stage trials. Since safety accounts for approximately 30% of drug failures in clinical trials, this is a key advantage that repositioned drugs can harness to great effect. (The benefits of drug repositioning. (n.d.). Retrieved from https://www.ddw-online.com/the-benefits-of-drug-repositioning-1779-201104/)

●	Time-saving: As repositioned drugs can rely on existing data, including efficacy and toxicity studies, the process is usually faster than de novo development. Developing a new chemical entity (NCE) can take 10 to 17 years, depending on indications. (Roin, B. N. Solving the Problem of New Uses, 2013). For a drug repositioning company, the development process from compound identification to launch can be around 3 to 8 years. (Walker, N. (2017, December 07). Accelerating Drug Development Through Repurposing, Repositioning and Rescue. Retrieved from https://www.pharmoutsourcing.com/Featured-Articles/345076-Accelerating-Drug-Development-Through-Repurposing-Repositioning-and-Rescue/)

●	Cost-saving: Along with time-saving, money-saving is also a key benefit. The cost to relaunch a repositioned drug averages $8.4 million, whereas to relaunch a new formulation of an existing drug in its original indication costs an average $41.3 million. Given that the average cost of launching a new chemical entity (NCE) is more than $1.3 billion, successfully bringing a repositioned drug to market seems to cost approximately 160 times less than the current standard of NCE development. Even if this differential is off by a hundred times or more, from the purely financial perspective, repositioning is in a completely different league of investment needed to create a new drug product in the market. (https://www.ddw-online.com/the-benefits-of-drug-repositioning-1779-201104/)

●	Potential for out-licensing: Pharmaceutical companies are said to be exploring new models to out-license some of their clinical drug candidates that may have been shelved for pure business reasons unrelated to safety or efficacy, even though they have met their endpoints and have proven themselves to be safe. If such drugs were to be repositioned, the pharmaceutical company increases the attractiveness of these drugs and gives itself more options to find interested buyers. (https://www.ddw-online.com/the-benefits-of-drug-repositioning-1779-201104/)

●	Lower failure rate: According to BCC Research, approval rates for repurposed drugs are close to 30%, which is greater than the approval rate for new drug applications. (Front Oncol. 2017; 7: 273)

One of the major limitations of the current drug repurposing and repositioning practice is that there is a lack of a systematic way to identify and reinvestigate drugs that are approved and/or have failed approval.

SACT-1 is the first repurposed drug candidate to be developed under the Smart-ACTTM drug discovery platform. SCAT-1 is one of the Company’s proprietary technologies. Our first targeted indication is neuroblastoma. Neuroblastoma is a rare form of cancer, and classified as an orphan disease, that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck, predominantly in children, especially for those aged 5 years and below. For the high-risk group, which is close to 20% (Annu Rev Med. 2015; 66: 49–63.) of total new patient population per year, the 5-year survival rate of this condition is around 40-50% as observed by the American Cancer Society (https://www.cancer.org/cancer/neuroblastoma/detection-diagnosis-staging/survival-rates.html). The current high drug treatment cost for high risk patients can average USD200,000 per regimen (all 6 cycles) (https://www.cadth.ca/sites/default/files/pcodr/Reviews2019/10154DinutuximabNeuroblastoma_fnEGR_NOREDACT-ABBREV_Post_26Mar2019_final.pdf). In addition, most pediatric patients often do not tolerate or survive the relevant chemotherapy stage which, subject to further clinical studies, may be positively addressed by the SACT-1 candidate due to the potential synergistic effects when applied with standard chemotherapy.

In our recent studies, SACT-1 has been shown to be effective against numerous neuroblastoma cell lines, of which 2 are MYCN-amplified cells, which represent the high-risk neuroblastoma patient group. In addition, by using a bliss score as a quantitative measure of the extent of drug interaction, Aptorum Group has seen a high and robust synergism between SACT-1 and traditional chemotherapy in vitro (Figure 4), indicating a potential efficacy enhancement/dose reduction of the chemotherapy.

Figure 4

Figure 4: synergism between SACT-1 and traditional chemotherapy in vitro

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

Table 1: Safety Profiles of SACT-1 in Human Clinical Trials

Table 2: The pharmacokinetic Profile of SACT-1 in Humans

We are currently developing a pediatric formulation of SACT-1 to better address the needs of neuroblastoma patients who are exclusively children younger than 5. Positive data from our latest internal in vivo studies show significant activity against neuroblastoma tumor reduction when treated with the compound SACT-1 in combination with standard of care (SOC) chemotherapy.

Separately, we also screened SACT-1 for its in vitro activity against over 300 cancer cell lines and showed positive results in a number of cancer types including in particular colorectal cancer, leukemia and lymphoma, etc. Similar to our previous findings against neuroblastoma cell lines, SACT-1 exhibits similar anti-tumor efficacy across one or more other major cancer types, including but not limited to colorectal cancer, leukemia and lymphoma cell lines. As a result, in addition to treating neuroblastoma, SACT-1 may have potential applications in the treatment of other cancers. Based on this discovery, we plan to carry out further in vivo studies to study the efficacy of SACT-1 over other types of cancers to maximize the potential of SACT-1. Based on the initial 22 day data of a recent study we conducted in a xenograft mouse model of neuroblastoma, SACT-1 was orally administered daily at 60mg/kg in combination of SOC chemotherapy brought a statistically significant tumor shrinkage (unpaired student’s t-test, p<0.01) from Day 15 to Day 22, compared to the control group which received SOC only. The combination reduced the tumor size by up to 54.2% in the first 22 days compared with the control (SOC only). SACT-1 appears to be effective in accelerating the effect of the SOC in early time points (from Day 1 - 7 vs control). This further supports our earlier in vitro observation that SACT-1 promotes tumor DNA damage and tumor cell death.

Figure 5

SOC VS SOC plus SACT-1
Tumor Volume (mm³)
300
250
200
150
100
50
0
0
5
10
15
20
Treatment day (Day)
SOC
SOC + SACT-1
**
**
**

Figure 5: 22 days data of in vivo studies in a xenograft mouse model of neuroblastoma

**	Unpaired student’s t-test, p<0.01, n=8 (based on initial 22 days period)

In February 2021, Aptorum Group completed a Pre-IND meeting with US FDA with encouraging outcomes regarding SACT-1. SACT-1 is currently undergoing IND preparation and is now on track in its preparation to open an IND with US FDA for the commencement of clinical trials in 2021.

RPIDD: A novel molecular-based rapid pathogen identification and detection diagnostics technology

Infectious disease diagnostic standard of care (SOC) often involves techniques that are slow (e.g., bacterial culturing takes several days) or expensive (e.g., current pathogen diagnostic sequencing solutions are not comprehensive, are expensive, and often inaccessible to physicians). Although infectious disease diagnosis capabilities have been improving in recent years, there are still issues with the public health capacity to control infectious disease threats.

Infectious disease diagnostic standard of care (SOC) does not necessarily provide the physician a comprehensive diagnosis or report. Most point of care diagnostic solutions, while rapid, screen only for a single pathogen and only focus on common and widespread pathogens (e.g., HIV). Thus, for infectious disease patients in developed nations that present with an uncommon, novel or emerging pathogen threat, diagnosis is often slow (2-5 days) and inconclusive leaving time for pathogen spread and increased patient suffering and/or death.

RPIDD is a rapid infectious disease diagnostic test that we believe will be potentially able to identify all pathogens in a patient’s sample, both known and unknown, by employing Next Generation Sequencing (NGS). The goal of RPIDD is to cost-effectively return a 99% accurate result within 24-48 hours. Our internal results show that, in principle, RPIDD can identify pathogens such as viruses (e.g. COVID-19/SARS-CoV-2) or any other known or emerging infectious disease event in one test (e.g., DNA or RNA-based pathogens). With these properties, RPIDD is expected to track the infectome landscape (e.g., tracking mutations), rapidly identify antibiotic resistant microbials in the process, and be more affordable than current NGS-based diagnostic platforms, which will make it a superior product to those currently on the market.

Preliminary data from our internal studies, which have not been verified or confirmed by third parties, presented below demonstrate additional points of innovation and proof of concept feasibility data.

Case Study #1: We examined a bio banked blood sample from a patient with a diagnosed Hepatitis B infection (Figure 6). Our technology successfully detected the presence of Hepatitis B, as well as additional pathogens.

Figure 6

Figure 6: Aptorum’s technology successfully confirmed a known Hepatitis B diagnosis in a bio banked sample.

Case Study #2: A patient was undergoing chemotherapy and developed a severe lung infection that was refractory to first-line antibiotics but eventually responded to the traditional trial and error approach. Using our technology, we found that 10% of all reads came from Leuconostoc, a Gram+ bacteria (Figure 7). Importantly, Leuconostoc was not identified by physicians, demonstrating that our technology can identify pathogens that allude a traditional diagnosis.

Figure 7

Figure 7: Aptorum’s technology identified pathogen(s) that allude the traditional diagnostic approach.

RPIDD has the revolutionary potential to cover simultaneously over 1300 pathogens due to the unbiased approach in analyzing pathogen genome information and caters to patients who are infected with multi-strains of pathogen. The technology can be updated through our software analytics on an ongoing basis as further pathogenic genome sequences are updated through public databases, ensuring that it is up-to-date on new and emerging pandemic threats.

RPIDD is currently undergoing Clinical Validation to confirm the performance of RPIDD using clinical/patient samples.

Patent License

On September 25, 2020, the Company’s subsidiary, Aptorum Innovations Holding Pte. Limited, entered into an exclusive licence agreement with Accelerate Technologies Pte Ltd, the commercialization arm of the Singapore’s Agency for Science, Technology and Research (“A*STAR”), to co-develop novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology. No upfront fee or royalty on net sales is payable under the license agreements, although we are required to pay a mid-teens to mid-twenties percentage of sublicense revenue that we receive from our sublicensees, if any. In addition, we agreed to pay to the licensor aggregate development milestones of up to US$250,000. When specific development milestone is reached, we are also required to satisfy certain diligence obligations, including recruitment of staff, establishment of relationship with potential customers and exercise commercially reasonable efforts in selling the Licensed Products

Statistical Significance

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

FDA Application Status

As of the date of this annual report, we have received CTA approval from Health Canada for ALS-4 to initiate a Phase 1 clinical trial. We have not submitted other applications for IND to the FDA or other regulatory agencies. By end of 2021, subject to regulatory review, we expect to be in a position to submit another application for one of our drug candidates to commence trials in humans (INDs to the FDA or an equivalent application to the regulatory authorities in another jurisdiction such as the NMPA, Health Canada or EMA). However, there can be no assurance we will be able to make any such application by such time. Should we be delayed in making such filing or should such filing not be approved, our business will be adversely affected.

Other Projects under Development

The following provides additional detail regarding Other Projects under Development. As noted elsewhere in this report, based on certain criteria, we sometimes cease work on certain projects to focus on projects we believe are more promising. For example, we have discontinued the development of VLS-1 and SLS-1 because patent applications protecting such technologies could not be obtained from USPTO, so we decided to focus our capital and efforts on other candidates. We typically discontinue the development of a candidate because the expected result could not be generated, so we focus our capital and efforts on our other candidates. The patents and patent applications covering the Other Projects are either owned by the Company or have been in-licensed.

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

CLS-1 is undergoing Lead Optimization, aimed for IND enabling studies to commence in 2021.

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

We are currently undergoing some activities to enable NLS-1 to enter IND-enabling studies, as well as exploring possibilities to develop a non-drug formulation for NLS-1.

SACT-COV19: Drug repurposing for the treatment of infections caused by COVID-19

SACT-COV19 is a drug repurposing program for the treatment of infections caused by COVID-19. We have completed initial screening under the Smart-ACT™ platform to select, out of more than 2,600 small drug molecules that were previously approved for other indications, at least 3 potential candidates for further preclinical investigation against the new coronavirus disease, COVID-19. We are collaborating with Toronto based Covar Pharmaceuticals and University of Oxford, and have also entered into agreement with the University of Hong Kong’s Microbiology Department to conduct further preclinical investigation of the selected candidates prior to seeking approval from regulatory agencies to initiate clinical trials on suitable candidates.

Drug candidates from the SACT-COV19 program are currently undergoing in vitro validation.

Aptorum Medical Limited - AML Clinic

Incorporated in August 2017, Aptorum Medical Limited is a Hong Kong-based company incorporated in Cayman Islands focused on delivering premium healthcare and clinic services. AML can draw on the expertise of many of the region’s most experienced medical practitioners, and is committed to providing a comprehensive cross-functional facility for healthcare professionals to practice evidence-based medicine and offer high-quality medical services to their patients. We also intend that AML will offer to conduct clinical trials of both the Company’s and third parties’ new drug products.

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

Natural supplement

NLS-2: NativusWell®, a Bioactive Ingredient (DOI) in Chinese Yam for the Relief of Menopausal Symptoms as a Natural Supplement.

NativusWell® (NLS-2) is a natural supplement made with the bioactive ingredient extracted Chinese yam powder containing “DOI”, which is Aptorum Group’s non-hormonal approach intended to meet certain growing consumer nutritional trends and concerns. It is estimated that 1.2 billion women worldwide will be menopausal or postmenopausal by the year 20301. The global woman’s health supplement market for menopausal symptoms is projected to reach over USD$50bn by 2025 with a CAGR rate of 16.4% (2016-2025)2. Initially, the supplement will be commercialized and sold in Hong Kong; the Company is seeking regulatory clearance to market the product in other major jurisdictions.

[1]	World Health Technical Report Series. Research on the Menopause in the 1990’s. Geneva, Switzerland: World Health Organization; 1996.

[2]	https://www.grandviewresearch.com/press-release/global-isoflavones-market

As part of the commercialization, Aptorum Group, through its wholly-owned subsidiary Nativus Life Sciences Limited, entered into a regional distribution and marketing agreement with Multipak Limited, a Hong Kong based group that operates household brands, including the Luk Yu® tea bag and other health related products (the “Multipak Agreement”). Pursuant to the Multipak Agreement, Multipak is appointed as a non-exclusive distributor for the distribution and release of NativusWell®, yam powder tablets to be formulated according to proprietary technologies of Nativus and the Group in Hong Kong and China, and such other territories as agreed by both parties from time to time.

Through Multipak, Aptorum Group will be able to increase the accessibility of the product to a large consumer base regionally. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWell®. The Multipak Agreement has a term of one year, which shall automatically renew for four additional one-year terms, unless terminated by either party with at least 30 days prior written notice. Either party may also terminate the Multipak Agreement upon written notice to the other party if such other party commits a material breach of the terms and conditions of the agreement and it is not remedied within 30 days’ notice or if the other party cannot pay its debts or becomes insolvent, or otherwise is involved in a bankruptcy or liquidation proceeding. Nativus also has the option to terminate the agreement upon written notice to Multipak upon the occurrent of certain events, including: if Multipak is later by more than 30 days in paying amounts due under the agreement, Multipak challenges the validity of any of Nativus’ or the Group’s intellectual property, Multipak does something that could reasonably be expected to have an adverse effect on the reputation of Nativus or the Group, or Multipak has a change in control for which Nativus did not pre-approve. During the 3-month period following any termination (the “Sell-Off Period”), Multipak may sell of it stock of products, but may not return any, nor shall Nativus have any liability for breach of warranty for such product during the Sell-Off Period. At the end of Multipak Agreement also provides for certain indemnitees of each party.

The NativusWell® tablets are natural, non-hormonal supplements containing DOI. The yam powder with DOI utilizes a non-hormonal approach that is intended to boost the general wellness of women undergoing menopause. Third party scientific studies indicate that DOI, the naturally occurring bioactive ingredient in Chinese yam, appears to stimulate estradiol biosynthesis, induce estradiol and progesterone secretion and increase bone density, thereby potentially counteracting the progression of osteoporosis3, one of the common symptoms associated with menopause4.

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

There are a number of large pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drugs for the diagnosis and treatment of diseases for which we are developing products or technology. Moreover, a number of additional drugs are currently in clinical trials and may become competitors if and when they receive regulatory approval.

[3]	https://www.ke.hku.hk/story/innovation/the-magic-of-chinese-yam-for-treatment-of-menopausal-syndrome; see also, Scientific Reports, 5-10179.

[4]	https://www.everydayhealth.com/menopause/osteoporosis-and-menopause.aspx

Many of our competitors have longer operating histories, better name recognition, stronger management capabilities, better supplier relationships, a larger technical staff and sales force and greater financial, technical or marketing resources than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if our competitors develop or market products or other novel therapies that are more effective, safer or less costly than our current drug candidates, or any future drug candidates we may develop, or obtain regulatory approval for their products more rapidly than we may obtain approval for our current drug candidates or any such future drug candidates. Our success will be based in part on our ability to identify, develop and manage a portfolio of drug candidates that are safer and more effective than competing products.

Inflation

Inflation affects us by generally increasing our cost of labor and research and development costs, the way it does to all labor and research costs. However, we do not anticipate that inflation will materially affect our business in the foreseeable future.

Seasonality

We believe our operation and sales do not experience seasonality.

Employees

As of the date of this annual report, we have 26 employees, including 24 full-time employees and 2 part-time employee. Of these, 7 are engaged in full-time research and development and laboratory operations, 15 are engaged in general and administrative functions, 2 are full-time employees engaged in the clinic operation and 2 part-time employee is engaged in research and development and legal clerical support. As of the date of this annual report, 25 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 48 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

Intellectual Property

The technologies underlying our various research and development projects are the subject of various patents and patent applications claiming, in certain instances, composition of matter and, in other instances, methods of use. Prosecution, maintenance and enforcement of these patents, as well as those on any future protectable technologies we may acquire, are and will continue to be an important part of our strategy to develop and commercialize novel medicines, as described in more detail below. Through entering into license agreements with their owners, we have obtained exclusive rights to these patents, applications and related know-how in the U.S. and certain other countries to develop, manufacture and commercialize the products using or incorporating the protected inventions that are described in this annual report and that are expected to contribute significant value to our business. The technologies protected by these patents may also for the basis for the development of other products.

In addition to licensed intellectual property, our in-house science team has been actively developing our own proprietary intellectual property. No non-provisional patent application has yet been filed in the Company’s own name for the Lead Projects. We have, however, filed a number of provisional applications to establish earlier filing dates for certain of our other ongoing researches, the specifics of which are currently proprietary and confidential.

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

The value of our drug products will depend significantly on our ability to obtain and maintain patent and other proprietary protection for those products, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of other parties.

As of the date hereof, we are the patentee of a number of provisional and non-provisional patent applications, both on our proprietarily developed projects and improvement to our in-licensed projects.

The following table sets forth a list of our patent rights under the exclusive licenses as of the date of this annual report related to our Lead Projects, ALS-4 and RPIDD; on the other hand, our other Lead Project, SACT-1 is a proprietary technology not subject to any license agreement:

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

Exclusive licensee: 2 pending U.S. applications (16/867,540 and 17/006,985), 1 pending European applications (EP18835238.9), 1 pending PRC application (CN201880048674.5), 12 pending applications in other foreign jurisdictions including Australia, Brazil, Canada, Chile, Eurasia, Hong Kong, Israel, Japan, Korea, Malaysia, New Zealand, Singapore

The licensed IP rights include granted patents in the U.S. and pending patent applications in the U.S., Europe, PRC and other foreign jurisdictions.

The U.S. patents will expire in 2038; any other patent based on the pending application, if granted, will have a 20-year patent term from 2018.

RPIDD	Exclusive Patent License Agreement, dated September 25, 2020	Accelerate Technologies Pte Ltd	Aptorum Innovations Holding Pte. Ltd	Exclusive licensee: 4 U.S. patents US7635566, US8241850, US9920355, US10472667, 1 European patent EP3224374, 1 Great Britain patent GB2532749	The U.S. patents will expire in 2028, 2029 and 2035 respectively. The UK patent will expire in 2034.

Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drug candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent. If appropriate, the Company may seek to extend the period during which it has exclusive rights to a product by pursuing patent term extensions and marketing exclusivity periods that are available from the regulatory authorities of certain countries (including the United States) and the EPO.

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

In addition, patent applications in the United States and elsewhere generally are not available to the public until at least 18 months from the priority date, and the publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to drugs similar to our drug candidates may have already been filed, which (if they result in issued patents) could restrict or prohibit our ability to commercialize our drug candidates.

The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other IP rights. Our ability to prevent competition for our drug candidates and technologies will depend on our success in obtaining patents containing substantial and enforceable claims for those candidates and enforcing those claims once granted. With respect to any applications which have not yet resulted in issued patents, there can be no assurance that meaningful claims will be obtained. Even issued patents may be challenged or invalidated. If others have prepared and filed patent applications in the United States that also claim technology to which we have filed patent applications or otherwise wish to challenge our patents, we may have to participate in interferences, post-grant reviews, inter parties reviews, derivation or other proceedings in the USPTO and other patent offices to determine issues such as priority of claimed invention or validity of such patent applications as well as our own patent applications and issued patents. Patents may also be circumvented, and our competitors may be able to independently develop and commercialize similar drugs or mimic our technology, business model or strategy without infringing our patents. The rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology.

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

Our commercial success will also depend in part on not infringing the proprietary rights of other parties. Although we seek to review the patent landscape relevant to our technologies on an ongoing basis, we may become aware of a new patent which has been issued to others with claims covering or related to aspects of one of our drug candidate. The issuance of such a patent could require us to alter our development plans for that candidate, redesign the candidate, obtain a license from the patent holder or cease development. Our inability to obtain a license to proprietary rights that we may require to develop or commercialize any of our drug candidates would have a material adverse impact on us.

Trademarks

As of the date of this annual report, we own trademark registrations covering the trade names and logos of Aptorum and our subsidiaries, including but not limited to “APTORUM”, “APTORUM THERAPEUTICS,” “VIDENS LIFE SCIENCES,” “ACTICULE LIFE SCIENCES,”, “CLAVES LIFE SCIENCES”, “NATIVUS LIFE SCIENCES”, “TALEM,” in jurisdictions Hong Kong, EU and the United Kingdom and PRC. Furthermore, we are in the process of applying for registration of trademarks in jurisdictions including the U.S., EU, the United Kingdom, and PRC.

We also own certain unregistered trademark rights.

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

Regulations

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the research and clinical development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, pricing, export and import of drug products (“Regulated Products”), such as those we are developing. Generally, before a new Regulated Product can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized to address the requirements of and in the format specific to each regulatory authority, submitted for review and approved by the regulatory authority. This process is very lengthy and expensive, and success is uncertain.

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

As AML Clinic and part of the Company’s principal place of business is in Hong Kong, the Company is subject to various Hong Kong laws and regulation covering its business activities there, described in further detail below. Also, the Company anticipates that, if it obtains marketing approval for any of its drug candidates, it intends to focus its marketing and sales efforts primarily in three regions: the United States, Canada, Europe and PRC. The regulatory framework for each of these regions is described below.

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

Canadian Regulation

In Canada, our pharmaceutical product candidates and our research and development activities are primarily regulated by the Food and Drugs Act and the rules and regulations thereunder, which are enforced by Health Canada. Health Canada regulates, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, post-approval monitoring, marketing and import and export of pharmaceutical products. Drug approval laws require licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of experimental results prior to giving approval to sell drug products. Regulators also typically require that rigorous and specific standards such as Good Manufacturing Practices (GMP), Good Laboratory Practices, or GLP, and Good Clinical Practices, or GCP, are followed in the manufacture, testing and clinical development, respectively, of any drug product. The processes for obtaining regulatory approvals in Canada, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

The principal steps required for drug approval in Canada is as follows:

Preclinical Toxicology Studies

Non-clinical studies are conducted in vitro and in animals to evaluate pharmacokinetics, metabolism and possible toxic effects to provide evidence of the safety of the drug candidate prior to its administration to humans in clinical studies and throughout development. Such studies are conducted in accordance with applicable laws and GLP.

Initiation of Human Testing

In Canada, the process of conducting clinical trials with a new drug cannot begin until we have received a NOL (No objection Letter) from Health Canada, typically within 30 days (during Covid the 30 days extended to 45 days) of a CTA submission. Similar regulations apply in Canada to a CTA as to an IND in the United States. Once approved, two key factors influencing the rate of progression of clinical trials are the rate at which patients can be enrolled to participate in the research program and whether effective treatments are currently available for the disease that the drug is intended to treat. Patient enrollment is largely dependent upon the incidence and severity of the disease, the treatments available and the potential side effects of the drug to be tested and any restrictions for enrollment that may be imposed by regulatory agencies.

Clinical Trials

Similar regulations apply in Canada regarding clinical trials as in the United States. In Canada, Research Ethics Boards, or REBs, instead of IRBs, are used to review and approve clinical trial plans. Clinical trials involve the administration of an investigational new drug to human subjects under the supervision of qualified investigators in accordance with current Good Clinical Practices, or cGCP, requirements, which include review and approval by REBs. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Human clinical trials are typically conducted in three sequential phases, as discussed above in similar context to government regulation in the United States.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to current Good Manufacturing Practice, or cGMP, requirements. Investigational drugs and active pharmaceutical ingredients imported into Canada are also subject to regulation by Health Canada relating to their labeling and distribution. Post authorization requirements include reporting of serious adverse events and clinical trial site inspection program. Phase 1, Phase 2 and Phase 3 clinical trials are subject to a clinical trial application (CTA) for each phase of study. Furthermore, in Canada, Health Canada or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an REB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the REB’s requirements or if the drug has been associated with unexpected serious harm to subjects. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group regularly reviews accumulated data and advises the study sponsor regarding the continuing safety of trial subjects, potential trial subjects and the continuing validity and scientific merit of the clinical trial. We may also suspend or terminate a clinical trial based on evolving business objectives or competitive climate.

New Drug Submission (NDS)

Upon successful completion of Phase 3 clinical trials, in Canada the company sponsoring a new drug then assembles all the preclinical and clinical data and other testing relating to the product’s pharmacology, chemistry, manufacture, and controls, and submits it to Health Canada as part of a New Drug Submission, or NDS. The NDS is then reviewed by Health Canada for approval to market the drug.

As part of the approval process, an additional application for a Drug Establishment License (DEL) 90 days prior the NDS submission to Health Canada to initiate review and inspection of the facility or the facilities at which the drug is manufactured are compliant with GMP requirements. Health Canada will not approve the product unless compliance with cGMP—a quality system regulating manufacturing—is satisfactory and the NDS contains data that provide substantial evidence that the drug is safe and effective in the indication studied. In addition, before approving an NDS, Health Canada will typically inspect one or more clinical sites to assure compliance with GCP.

The testing and approval process for an NDS requires substantial time, effort and financial resources, and may take several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Health Canada may not grant approval of an NDS on a timely basis, or at all. In Canada, NDSs are subject to user fees and these fees are typically increased annually to reflect inflation.

Even if Health Canada approves a product candidate, the relevant authority may limit the approved indications for use of the product candidate, require that contraindications, warnings or precautions be included in the product labeling, including a black box warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms.

Health Canada may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements, notification, and regulatory authority review and approval. Further, should new safety information arise, additional testing, product labeling or regulatory notification may be required.

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

Public Health and Municipal Services Ordinance

We intend to first launch market NativusWell® (NLS-2) in Hong Kong. In Hong Kong, natural supplements are defined as “health food” products. “Health food” containing medicines are subject to the Pharmacy and Poisons Ordinance (Cap 138) and such “health food” containing Chinese medicines are regulated by the Chinese Medicine Ordinance (Cap 549), where they must meet the requirements in respect of safety, quality and efficacy before they can be registered.

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

The NativusWell® (NLS-2) is made with the bioactive ingredient extracted Chinese yam powder and does not contain any western or Chinese medicine; therefore, registration is not required under the local laws for marketing in Hong Kong. We will, however, ensure the compliance of the Food and Drugs (Composition and Labelling) Regulations (Cap 132W) with by proper labelling in place.

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

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, plants and equipment

We have several operating leases for offices, laboratories and clinic. Our offices are located in London, New York and Hong Kong.

Our office space in London consists of approximately 172 square feet under a lease that commenced in August 2019, last renewed in March 2021, expires in May 2021 and has a rent of $4,154 per month. Our office space in New York consists of approximately 95 square feet under a lease that commenced in February 2020, which will automatically renew until 1 month’s notice for termination, and has a rent of $1,844 per month. Our facilities in Hong Kong consists of: (i) 2,021 square feet lab space under a lease that commenced in March 2020 and expires in March 2023, that carries a monthly rent of $6,348 and which is used for the center for R&D; (ii) 851 square feet office space under a lease that commenced in December 2017 and expired in December 2020 that carried a monthly rent of $2,509, renewed in December 2020 and expires in March 2023 with a monthly rent of $2,509, (the “HKSTP Office Space”); (iii) 3,173 square feet space under a lease that commenced in March 2018 and expires in March 2022 (the “AML Lease”, which is home to AML Clinic); and (iv) 3,250 square feet office space under a lease that commenced in February 2018 that carries a monthly rent of $16,667, mutually agreed to early terminate and returned the office on May 31, 2020 (the “Guangdong Investment Tower Lease”) (See “Transactions with Related Persons – Leased Facilities”).

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

This annual report includes consolidated financial statements for the years ended December 31, 2020, 2019 and 2018. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the changes in our results of operations for the years ended December 31, 2018 and the period March 1, 2017 through December 31, 2017 has been omitted from this annual report, but may be found in “Item 5. Operating And Financial Review And Prospects” in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 15, 2019.

A. Operating Results

Overview

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases, and (ii) the co-development of a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

In addition to the above main focus, we are also pursuing therapeutic projects in neurology, gastroenterology, metabolic disorders, women’s health and other disease areas. We also have projects focused on natural supplements for women undergoing menopause and experiencing related symptoms. We also opened a medical clinic, AML Clinic, in June 2018.

Our goal is to develop a broad range of novel and repurposed therapeutics and diagnostics technology across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include: (for details of our strategy, See “Item 4. Information on the Company – B. Business Overview – Our Strategy”)

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

We have devoted a substantial portion of the proceeds from our offerings to our Lead Projects. Our Lead Projects are ALS-4, SACT-1 and RPIDD. One of our Lead Projects, ALS-4, received clearance from Health Canada regarding the Clinical Trial Application (“CTA”) to initiate a Phase 1 clinical study. If the results of the remaining preclinical studies of these drug candidates are positive, we expect to be able to submit within 2021, subject to regulatory review, an IND for another Lead Projects to the FDA or an equivalent application to the regulatory authorities in one or more other jurisdictions such as the NMPA, Health Canada and/or the EMA. Acceptance of these applications by the relevant regulatory authority would enable the Company to begin testing that drug candidate in humans in that jurisdiction. Our ability to obtain any approval of such applications is entirely dependent upon the results of our preclinical studies, which are ongoing.

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

Our current business consists of “therapeutics” and “non-therapeutics” segments. However, our focus is on the therapeutics segments. Because of the risks, costs and extended development time required for successful drug development, we have determined to pursue projects within our non-therapeutics segments, such as AML Clinic, to provide some interim revenue, as well as diagnostics technology and natural supplements that may be brought to market and generate revenue more quickly.

Therapeutics Segment. In our therapeutics segment (“Aptorum Therapeutics Group”), we are currently seeking to develop various drug molecules (including projects seeking to use extracts or derivatives from natural substances to treat diseases) and certain technologies for the treatment (“therapeutics”) and diagnosis (“diagnostics”) of human disease conditions to tackle unmet needs, in particular, two of our Lead Projects targeting infectious disease and cancer (including orphan oncology indications). In addition to our main areas of focus above, we are also pursuing therapeutic projects in neurology, gastroenterology, metabolic disorders, women’s health and other disease areas. Aptorum Therapeutics Group is operated through Aptorum’s wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and whose subsidiaries (who we sometimes refer to herein as project companies) are based in the United Kingdom, Singapore and Hong Kong.

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses three businesses: (i) diagnostics projects including a novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology, (ii) natural supplements including NativusWell®, and (iii) AML Clinic. RPIDD technology is currently under co-development with A*STAR. The core objectives of RPIDD are to rapidly and accurately identify and detect existing or emerging unknown pathogens (including DNA/RNA-based viruses such as coronavirus, antibiotic-resistant bacteria, fungi, etc.), in a cost-effective, unbiased and broad-spectrum manner, through liquid biopsy (patients’ blood samples and is potentially adaptable for other sample types), genome sequencing and artificial intelligence driven software analytics. A key objective is also to develop RPIDD to leverage existing and emerging Next-Generation Sequencing platforms for pathogenic genome sequencing analysis. The sale of natural supplements is operated through Nativus Life Sciences Limited (“Nativus”), a subsidiary of Aptorum Therapeutics Limited. As part of the commercialization, the Group, through Nativus, entered into a regional distribution and marketing agreement with Multipak Limited, a Hong Kong based group that operates household brands, including the Luk Yu® tea bag and other health related products. Through Multipak, the Group will be able to increase the accessibility of the product to a large consumer base regionally. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWell®. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central, Hong Kong as the home to our medical clinic (“AML Clinic”). AML Clinic commenced operations under the name of Talem Medical in June 2018.

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

One of the underwriters in the IPO also served as a placement agent for the Bond Offering and received (i) a cash success fee of $600,000 and (ii) warrants to purchase 67,790 Class A Ordinary Shares, at an exercise price of $12.17 per share, subject to adjustment (the “Bond PA Warrants”). The Bond PA Warrants are exercisable on a cashless basis. China Renaissance Securities (HK) Limited also served as a placement agent for the Bond Offering; for such services, China Renaissance Securities (HK) Limited received a cash success fee of $150,000. Prior to the commencement the IPO, Boustead Securities, LLC assigned all such securities to a non-affiliate; the assignment is non-recourse. As of the date hereof, there are no outstanding Bond PA Warrants.

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

Registered Direct Offering

On February 28, 2020, we closed a Registered Direct Offering with certain non-affiliated institutional investors (the “Non-affiliated Purchasers”) and Jurchen Investment Corporation, our largest shareholder and wholly owned by Mr. Ian Huen, our Chief Executive Officer (the “Affiliated Purchaser” collectively with the Non-affiliated Purchasers, the “Purchasers”). The Purchasers purchased an aggregate of 1,351,350 Class A Ordinary Shares and warrants (“Warrants”) to purchase 1,351,350 Class A Ordinary Shares, for gross proceeds of approximately $10 million. The Warrants are exercisable immediately following the date of issuance for a period of seven years at an initial exercise price of $7.40. The purchase price for each Share and the corresponding Warrant is $7.40.

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

Public Offering

On July 24, 2020, our Class A Ordinary Shares began to trade on the Professional Compartment of the regulated market of Euronext Paris under the symbol “APM” and are denominated in Euros on Euronext Paris.

On October 2, 2020, the Company completed a public offering of 2,769,231 shares of Class A ordinary shares, $1.00 par value per share, and warrants to purchase up to an aggregate of 2,769,231 Class A Ordinary Shares, at a price of $3.25 per share, for gross proceeds of approximately $9 million. In connection with the Offering, the Company issued Warrants to purchase an aggregate of 2,769,231 Class A Ordinary Shares. The warrants have an exercise price of $3.25 per Class A Ordinary Share, are exercisable upon issuance and will expire five years from the date of issuance. The exercise price of the warrants is subject to adjustment for stock splits, reverse splits, and similar capital transactions as described in the form of warrants.

In connection with the public offering, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors on September 29, 2020. The Purchase Agreement contains customary representations and warranties of the Company, termination rights of the parties, and certain indemnification obligations of the Company and ongoing covenants of the Company.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuing equity securities, fair value of investments in securities, convertible debts, finance lease, warrants and share options, the useful lives of intangible assets and property, plant and equipment, impairment of long-lived assets, valuation allowance for deferred tax assets, and collectability of receivables. Actual results could differ from those estimates.

Foreign currency translation and transaction

USD is the reporting currency. The functional currency of subsidiaries in the Cayman Islands, Seychelles, Samoa and the United States are USD, the functional currency of subsidiaries in Hong Kong is Hong Kong Dollars (“HKD”), the functional currency of a subsidiary in Singapore is Singapore Dollars (“SGD”), the functional currency of a subsidiary in the United Kingdom is Great British Pound (“GBP”), the functional currency of subsidiaries in Canada is Canadian Dollars (“CAD”), and the functional currency of subsidiaries in Ireland is Euro (“EUR”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. The management considered various indicators, such as cash flows, market expenses, financing and inter-company transactions and arrangements in determining the Group’s functional currency.

In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use HKD, SGD, GBP, CAD and EUR as their functional currency, has been translated into USD. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet dates, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of operations and comprehensive income or loss.

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

The hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Group has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the carrying value of the Group’s cash, restricted cash, accounts receivable, due from brokers, other receivables and prepayments, amounts due from/to related parties and accounts payable and accrued expenses as of December 31, 2020 and 2019 approximate fair value due to the short-term nature of these assets and liabilities.

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

Operating leases

Prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”), operating leases were not recognized on the consolidated balance sheets, instead, rental expenses with fixed payments were recognized on a straight-line basis over the lease term.

Effective January 1, 2020, the Group adopted Topic 842 using a modified retrospective transition approach for leases that exist at, or are entered into after January 1, 2020, and has not recast the comparative periods presented in the consolidated financial statements. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease terms.

Revenue recognition

Revenue is recognized when (or as) the Group satisfies performance obligations by transferring a promised goods or services to a customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods or services to the customer. Revenue from healthcare services is measured upon the provision of the relevant services.

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

RESULTS OF OPERATION

Results of Operations for the Years ended December 31, 2020 and 2019

Financial statements and information are presented for the years ended December 31, 2020 and 2019.

The following table summarizes our results of operations for the years ended December 31, 2020 and 2019.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue
Healthcare services income	$911,509	$535,166

Operating expenses
Cost of healthcare services	(1,015,023)	(794,545)
Research and development expenses	(11,586,923)	(6,939,051)
General and administrative fees	(4,853,488)	(7,373,425)
Legal and professional fees	(2,854,225)	(3,405,705)
Other operating expenses	(877,391)	(220,891)
Total expenses	(21,187,050)	(18,733,617)

Other income (loss), net
Gain (loss) on investments in marketable securities, net	25,241,556	(81,839)
Gain on non-marketable investments	-	1,147,190
(Loss) gain on investments in derivatives, net	(199,031)	87,599
Gain on use of digital currencies	-	46,717
Gain on extinguishment of convertible debts	-	1,198,490
Changes in fair value of warrant liabilities	-	(866,300)
Interest expense, net	(243,628)	(3,699,672)
Rental income	30,894	16,868
Sundry income	365,917	232,460
Total other income (loss), net	25,195,708	(1,918,487)

Net income (loss)	4,920,167	(20,116,938)

Impact of COVID-19 Outbreak

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While the closures and limitations on movement, domestically and internationally, are expected to be temporary, if the outbreak continues on its current trajectory the duration of the supply chain disruption could reduce the availability, or result in delays, of materials or supplies to and from the Group, which in turn could materially interrupt the Group’s business operations. There was no material negative impact on the Company’s 2020 consolidated result of operations. However, given the speed and frequency of the continuously evolving developments with respect to this pandemic, the Group cannot reasonably estimate the magnitude of the impact to its consolidated results of operations in the future. We have taken every precaution possible to ensure the safety of our employees.

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including losses on investments; impairment losses related to long-lived assets and current obligations.

Revenue

Healthcare services income was $911,509 and $535,166 for the years ended December 31, 2020 and 2019, which related to the service income derived from the AML clinic. The increase in revenue was mainly due to the number of patients increased when compared to last year.

Cost of healthcare services

Cost of healthcare services was $1,015,023 and $794,545 for the years ended December 31, 2020 and 2019, which related to the cost incurred by the AML clinic. The increase in cost of healthcare services was mainly due to the number of patients increased when compared to last year.

Research and development expenses

Research and development expenses comprised of costs incurred related to research and development activities, including payroll expenses to our research and development staff, sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP. The following table sets forth a summary of our research and development expenses for the years ended December 31, 2020 and 2019. The increase in research and development expenses was mainly due to the increase in consultation services provided by our consultants, advisors and contracted research organizations as a results of the progress of our projects’ development.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Research and Development Expenses:
Payroll expenses	$1,145,550	$1,784,647
Sponsored research	1,561,273	1,403,689
Amortization and depreciation	986,836	873,239
Consultation	7,090,507	2,431,997
Other R&D expenses	515,413	445,479
Impairment loss of intangible assets	200,000	-
Milestone payment	87,344	-
Total Research and Development Expenses	11,586,923	6,939,051

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2020 and 2019. The decrease in general and administration fees was mainly due to decrease in bonus expenses to our directors, employees, external consultants and advisors. Also there was a significant decrease in business trips and sponsoring conference in 2020 due to the outbreak of COVID-19.

	Year Ended December 31, 2020	Year Ended December 31, 2019
General and Administrative Fees:
Payroll expenses	$3,255,274	$4,329,039
Rent and rates	366,615	490,975
Travelling expenses	140,019	797,446
Amortization and depreciation	347,824	426,378
Insurance	509,593	620,312
Advertising and marketing expenses	55,430	316,227
Other expenses	178,733	393,048
Total General and Administrative Fees	4,853,488	7,373,425

Legal and professional fees

For the years ended December 31, 2020 and 2019, the legal and professional fees were $2,854,225 and $3,405,705, respectively. The decrease in legal and professional fees was mainly due to the decrease of consultancy services engaged during 2020.

Other operating expenses

For the years ended December 31, 2020 and 2019, the other operating expenses were $877,391 and $220,891, respectively. The increase in other operating expenses was mainly due to the impairment loss and loss on disposal of fixed assets, and increased exchange loss during 2020.

Other income (loss), net

For the years ended December 31, 2020 and 2019, the other income (loss), net were $25,195,708 and $(1,918,487), respectively. The other income, net in 2020 was mainly derived from gains on investment in marketable securities. The other loss, net in 2019 was mainly consists of interest expense, net incurred by convertible debts with beneficial conversion feature.

Net income (loss) attributable to Aptorum Group Limited

For the years ended December 31, 2020 and 2019, net income (loss) attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $6,311,340 and $(18,686,762), respectively.

Results of Operations for the Years ended December 31, 2019 and 2018

Financial statements and information are presented for the years ended December 31, 2019 and 2018.

The following table summarizes our results of operations for the years ended December 31, 2019 and 2018.

	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue
Healthcare services income	$535,166	$383,450

Operating expenses
Cost of healthcare services	(794,545)	(318,011)
Research and development expenses	(6,939,051)	(3,101,432)
General and administrative fees	(7,373,425)	(4,919,626)
Legal and professional fees	(3,405,705)	(1,811,770)
Other operating expenses	(220,891)	(560,709)
Total expenses	(18,733,617)	(10,711,548)

Other (loss) income
(Loss) gain on investments in marketable securities, net	(81,839)	501,522
Gain on non-marketable investments	1,147,190	-
Gain (loss) on investments in derivatives, net	87,599	(974,444)
Gain on use of digital currencies	46,717	-
Gain on extinguishment of convertible debts	1,198,490	-
Changes in fair value of warrant liabilities	(866,300)	124,726
Interest expense, net	(3,699,672)	(4,458,191)
Rental income	16,868	-
Sundry income	232,460	-
Total other loss, net	(1,918,487)	(4,806,387)

Net loss	(20,116,938)	(15,134,485)

Revenue

Healthcare services income was $535,166 and $383,450 for the years ended December 31, 2019 and 2018, which related to the service income derived from the AML clinic.

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

B. Liquidity and Capital Resources

The Group reported a net operating loss of $20,275,541 and net operating cash outflow of $15,931,913 for the year ended December 31, 2020. In addition, the Group had an accumulated deficit of $30,489,126 as of December 31, 2020. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash, marketable securities and line of credit facility from related parties. As of the date of issuance of the consolidated financial statements, the Group has approximately $2.4 million of restricted and unrestricted cash and approximately $10.7 million of undrawn line of credit facility from related parties. Based upon the current market price of the Group’s marketable securities, it anticipates it can liquidate such marketable securities, if necessary. In addition, the Group will need to maintain its operating costs at a level through strictly cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds in order to continue as a going concern for a period within one year after the issuance of its consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis.

Condensed Summary of Cash Flows for the Years Ended December 31, 2020 and 2019

	Year Ended December 31, 2020	Year Ended December 31, 2019
Net cash used in operating activities	$(15,931,913)	$(13,382,633)
Net cash provided by (used in) investing activities	1,842,164	(108,061)
Net cash provided by (used in) financing activities	12,421,932	(7,323,371)
Net decrease in cash and restricted cash	(1,667,817)	(20,814,065)

Operating activities

Net cash used in operating activities amounted to $15.9 million and $13.4 million for the years ended December 31, 2020 and 2019. The increase in net cash used in operating activities is mainly due to our increased operating expenses by $2.5 million.

Investing activities

Net cash provided by investing activities amounted to $1.8 million for the year ended December 31, 2020. Net cash used in investing activities amounted to $0.1 million for the year ended December 31, 2019. The change from net cash used in investing activities to net cash provided by investing activities was due to the proceeds from disposal of fixed assets and investment in marketable securities of $1.0 million and $0.9 million, respectively, in 2020.

Financing activities

Net cash provided by financing activities amounted to $12.4 million for the year ended December 31, 2020. Net cash used in financing activities amounted to $7.3 million for the year ended December 31, 2019. The change from net cash used in financing activities to net cash provided by financing activities was due to the net proceeds from issuance of Class A Ordinary Shares and warrants of $16.8 million in 2020.

Condensed Summary of Cash Flows for the Years Ended December 31, 2019 and 2018

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

Financing activities

Net cash used in financing activities amounted to $7.3 million for the year ended December 31, 2019. Net cash provided by financing activities amounted to $25.5 million for the year ended December 31, 2018. The change from net cash provided by financing activities to net cash used in financing activities was due to the payment for settlement of convertible debts of $13.6 million, and decrease in proceeds from issuance of convertible debts and shares by $16.1 million and $11.1 million respectively. It is partly offset by the increase in loan from related parties by $6.3 million.

CAPITAL EXPENDITURES

Our capital expenditures were $0.2 million, $0.9 million and $6.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

C. Research and Development, Patents and Licenses, etc.

As of the date of this annual report, the Company has 9 exclusively licensed technologies in the area of neurology, infectious diseases, gastroenterology, oncology, diagnostics and natural health. In addition, the Company is actively developing 5 proprietary technologies.

For the years ended December 31, 2020, 2019 and 2018, the Group incurred $11,586,923, $6,939,051 and $3,101,432, respectively, on research and development expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

As at December 31, 2020, the Company did not have any off-balance sheet debt, nor do we have any transactions, arrangements or relationships with any special purpose entities.

F. Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

	Payment Due by Period
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	647,146	480,464	166,682	-
Debts obligations	2,268,232	160,583	2,107,649	-
Finance lease	103,203	53,845	49,358	-
Total	3,018,581	694,892	2,323,689	-

Operating lease commitments

We have several operating leases for office, laboratories and clinic. Operating lease commitments reflect our obligation to make payments under these operating leases.

Debt obligations

Debt obligations reflects outstanding principal obligations due to Aeneas Group Limited, a wholly-owned subsidiary of Aeneas Limited, and Jurchen Investment Corporation, the ultimate parent of the Group, under a line of credit arrangement. The Group can access up to a total $15 million under this arrangement. The line of credit will mature on August 12, 2022 and the interest on the outstanding principal indebtedness will be at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

Finance lease

Finance lease obligation reflect our outstanding payment obligations in connections with our hire purchased vehicle.

CONTINGENT PAYMENT OBLIGATIONS

We have entered into agreements with independent third parties for purchasing office and laboratory equipment. As of December 31, 2020, we had non-cancellable purchase commitments of $49,166.

We have additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of December 31, 2020 are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$282,564
From entering phase 1 to before first commercial sale	22,276,410
First commercial sale	14,956,410
Net sales amount more than certain threshold in a year	70,769,231
Subtotal	$108,284,615

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$1,423,360
$109,707,975

For the years ended December 31, 2020, 2019 and 2018, we incurred $129,203, $nil and $30,000 milestone payments, respectively. For the years ended December 31, 2020, 2019 and 2018, we did not incur any royalties or research and development funding, respectively.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this annual report, and a brief account of the business experience of each of them. The business address for the directors and officers of Aptorum Group Limited is 17 Hanover Square, London, W1S 1BN, United Kingdom.

Name	Age	Position
Executive Officers
Ian Huen	41	Founder, Chief Executive Officer and Executive Director
Darren Lui	40	President and Executive Director
Clark Cheng	41	Chief Medical Officer and Executive Director
Sabrina Khan	39	Chief Financial Officer
Thomas Lee	48	Head of Research and Development
Angel Ng	40	Chief Operating Officer
Non-Management Directors
Charles Bathurst	65	Independent Non-Executive Director and Chair of Audit Committee
Mirko Scherer	52	Independent Non-Executive Director
Justin Wu	51	Independent Non-Executive Director and Chair of Compensation Committee
Douglas Arner	51	Independent Non-Executive Director and Chair of Nominating and Corporate Governance Committee

Executive Officers

MR. IAN HUEN, Founder, Chief Executive Officer and Executive Director

Mr. Ian Huen is the Founder, Chief Executive Officer and Executive Director of Aptorum Group Limited. He has over 18 years of global asset management experience and previously covered the U.S. healthcare sector as an equity research analyst at Janus Henderson Group plc (formerly known as Janus Capital). Mr. Huen was the financial advisor in the sale of Seng Heng Bank Limited (Macau) to Industrial and Commercial Bank of China in 2007 and was appointed as the vice president of the Board of General Meeting in Industrial and Commercial Bank of China (Macau) Capital Limited in March 2007 for a term of 12 years until March 2019.

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

MR. DARREN LUI, President and Executive Director

Mr. Darren Lui is the President and an Executive Director of Aptorum Group Limited. Mr. Lui was previously the founder, director and responsible officer of Varengold Capital Securities Limited and Varengold Capital Asset Management Limited in Hong Kong, with subsidiaries operating brokerage, asset management, and investment businesses in Asia established since January 2015.

Prior to this, he was a Director within the Fixed Income Group of Barclays Capital, where he spent over nine years from September 2005 to February 2014 developing and establishing their London, Singapore and New York teams. From September 2002 to August 2005 he was qualified as a Chartered Accountant with Ernst & Young LLP (London), specializing in capital markets advisory.

Mr. Lui graduated with First-Class Honors from Imperial College, London with a BSc degree in Biochemistry in June 2002. He is a Chartered Accountant (ICAS), accredited with Chartered Financial Analyst designation, and an Associate of Chartered Institute of Securities & Investments (UK).

DR. CLARK CHENG, Chief Medical Officer and Executive Director, Aptorum Group Limited

Executive Director, Aptorum Medical Limited

Dr. Clark Cheng is the Chief Medical Officer and Executive Director of Aptorum Group Limited; he is also an executive director of Aptorum Medical Limited (one of the Company’s subsidiaries); Dr. Cheng also serves as a director of several other of our subsidiaries. Prior to this appointment, Dr. Cheng served as the Operations Director since 2009 of Raffles Medical Group, and the company’s Deputy General Manager since 2011, representing an expanded role in the region. During his employment with Raffles Medical Group, he practiced as a full-time medical administrator to mainly overlook Raffles Medical Hong Kong operations and also supported its development in the PRC headquarter.

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

Independent Non-Executive Directors

MR. CHARLES BATHURST

Mr. Bathurst is an Independent Non-Executive Director of Aptorum Group Limited, chairs the Audit Committee and is a member of both the Compensation Committee and the Nominating and Corporate Governance Committee. He has over 46 years’ experience of management and senior executive roles across the financial services, technology and healthcare industries. In 2011, he set up his own independent consultancy service, Summerhill Advisors Limited, advising on management structure, business development, financial reporting, internal audit controls and compliance to both emerging and multinational companies. Today he holds Non-Executive and Advisory board positions on fast-growing companies in healthcare, technology and financial services.

Prior to establishing Summerhill, he served as a Director for J.O. Hambro Investment Management from September 2008 to August 2011, where he oversaw the restructuring and commercialization of a range of in-house investment funds. He was appointed to the management board and supervised reporting teams including Business development, accounting, regulatory reporting and internal controls.

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

Prior to this, Mr. Bathurst was an advisor to Lion Capital Advisors Limited from April 2003 to March 2004, and from June 2002 to March 2003 business development consultant reporting to the board of management of LCF Rothschild Asset Management Limited.

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

PROFESSOR DOUGLAS ARNER

Professor Douglas W. Arner is an Independent Non-Executive Director of Aptorum Group Limited. Douglas is the Kerry Holdings Professor in Law and Director and co-founder of the Asian Institute of International Financial Law at the University of Hong Kong, as well as Faculty Director and co-founder of the LLM in Compliance and Regulation, LLM in Corporate and Financial Law, and Law, Innovation, Technology and Entrepreneurship (LITE) Programmes. He served as Head of the HKU Department of Law from 2011 to 2014 and as Co-Director of the Duke University-HKU Asia-America Institute in Transnational Law from 2005 to 2016. Douglas has published eighteen books and more than 200 articles, chapters and reports on international financial law and regulation, most recently Reconceptualising Global Finance and its Regulation (Cambridge 2016) (with Ross Buckley and Emilios Avgouleas) and The RegTech Book (Wiley 2019 (Janos Barberis and Ross Buckley). His recent papers are available on SSRN at https://papers.ssrn.com/sol3/cf_dev/AbsByAuth.cfm?per_id=524849, where he is among the top 75 authors in the world by total downloads. Professor Arner led the development of Introduction to FinTech – launched with edX in May 2018 and now with over 80,000 learners spanning the world – and the foundation of the edx-HKU Online Professional Certificate in FinTech. He is a Senior Visiting Fellow of Melbourne Law School, University of Melbourne, a non-executive director of NASDAQ and Euronext listed Aptorum Group and an Advisory Board Member of the Centre for Finance, Technology and Entrepreneurship (CFTE). Professor Arner was an inaugural member of the Hong Kong Financial Services Development Council (2013-2019) and has served as a consultant with, among others, the World Bank, Asian Development Bank, APEC, Alliance for Financial Inclusion, and European Bank for Reconstruction and Development. He has lectured, co-organised conferences and seminars and been involved with financial sector reform projects around the world. Professor Arner has been a visiting professor or fellow at Duke, Harvard, the Hong Kong Institute for Monetary Research, IDC Herzliya, McGill, Melbourne, National University of Singapore, University of New South Wales, Shanghai University of Finance and Economics, and Zurich, among others. Professor Arner is the Senior Regulatory & Strategic Advisor of Aeneas Group, a multi-disciplinary financial services institution with technology-driven growth initiatives.

He holds a BA from Drury College (where he studied literature, economics and political science) in 1992, a JD (cum laude) from Southern Methodist University in 1995, an LLM (with distinction) in banking and finance law from the University of London (Queen Mary College) in 1996, and a PhD from the University of London in 2005.

B. Compensation of Directors and Executive Officers

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2020 to each of the following named executive officers. The total amount was $2.75 million in 2020. A total 378,193 options were awarded to directors and executive officers in 2020. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the compensation included in the table below, which covers the fiscal year ended December 31, 2020, we issued an aggregate of 483,697 options to the persons included in the table below since January 1, 2021 through the date of this report. (See “Item 6. Directors, Senior Management and Employees – E. Share Ownership”)

The base salary of Mr. Ian Huen, Mr. Darren Lui and Dr. Clark Cheng will be reviewed in June 2021.

The base salary of Dr. Cheng has been adjusted to US$6,410 per month with effect from December 1, 2020 due to the change in Dr. Cheng’s compensation structure. An additional monthly salary of SGD5,200 (approximately US$3,885 per month) is paid to Dr. Clark Cheng to serve the role as Director of Aptorum Innovations Holding Pte. Limited with effect from December 1, 2020. In connection with the change to Dr. Cheng’s compensation structure, the Company also entered into a consulting agreement with ACC Medical Limited effective on December 1, 2020, with a monthly service fee of HK$101,542 (approximately US$13,018 per month). Dr. Cheng is the sole director and shareholder of ACC Medical Limited. Hence, for the purposes of this filing and disclosure, the consulting service fee and share options grant to ACC Medical Limited will be deemed as Dr. Cheng’s compensation.

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

The Board also determined to issue Dr. Cheng and Miss Sabrina Khan a discretionary cash bonus equal to one-month and four-month of their base salary, respectively.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(9)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Ian Huen (2) (CEO)	2020	288,000	24,000	150,178	162,533	2,308	-		627,019

Darren Lui (3) (President)	2020	168,602	6,667	75,089	81,267	2,308	-		333,933

Clark Cheng (4) (CMO)	2020	279,334	23,275	150,178	162,533	2,968	117	(6)	618,405

Sabrina Khan (5) (CFO)	2020	196,000	65,333	107,627	111,208	2,308	-		482,476

Thomas Lee (7) (Head of R&D)	2020	224,000	18,667	150,178	162,533	2,308	-		557,686

Angel Ng (8) (COO)	2020	96,000	8,000	16,152	16,825	2,308	-		139,285

(1)	The Appointment Letters provide salaries in HKD; for purposes of this table, we used a conversion ratio of HKD7.80 to USD1.00 to determine the salary in USD.
(2)	Mr. Huen is the founder and was appointed as the Chief Executive Officer of Aptorum Group on October 1, 2017. Before that, he was a director of the Company.
(3)	Mr. Lui was appointed as the Chief Business Officer and President of Aptorum Group on October 1, 2017 and resigned as Chief Business Officer on October 10, 2019.
(4)	Dr. Cheng was appointed as the Chief Medical Officer of Aptorum Group on January 2, 2018.

(5)	Miss Khan was appointed as the Chief Financial Officer of Aptorum Group on October 16, 2017. The monthly salary of Miss Khan was adjusted to HK$135,590 (approximately US$17,383) since January 1, 2021.
(6)	Pursuant to Dr. Cheng’s appointment letter, Dr. Cheng received a share bonus of 526 ordinary shares of AML, representing 5% of AML’s issued and outstanding ordinary shares (the “Share Bonus”) in 2018. Based on the Company’s financial position and Dr. Cheng’s performance, on each anniversary of Dr. Cheng’s employment commencement date, the Share Bonus is eligible to increase by 1% of AML’s then issued and outstanding ordinary share count per year up to a maximum additional amount of 5% of AML’s then issued and outstanding ordinary share count by the 5th anniversary from his employment commencement date. As of the date of this annual report, Dr. Cheng received a total of 870 ordinary shares of AML, representing 8% of AML’s issued and outstanding ordinary shares; during fiscal 2020, Dr. Cheng received 115 ordinary shares of AML, the cash value of which is USD115; during fiscal 2021, Dr. Cheng received 117 ordinary shares with cash value of which is USD117.

(7)	Dr. Lee was appointed as the Head of Research & Development of Aptorum Group on April 1, 2019. Before that, he was the Chief Executive Officer and Chief Scientific Officer of Aptorum Therapeutics Limited, a wholly-owned therapeutics subsidiary of Aptorum Group Limited from January 2018 to March 2019. The monthly salary of Dr. Lee was adjusted to HK$149,240 (approximately US$19,133) since January 1, 2021.

(8)	Dr. Ng was appointed as the Chief Operating Officer of Aptorum Group on April 1, 2019. Before that, she was the Chief Operating Officer of Aptorum Therapeutics Limited, a wholly-owned therapeutics subsidiary of Aptorum Group Limited from September 2017 to March 2019. The monthly salary of Dr. Ng was adjusted to HK$63,960 (approximately US$8,200) since January 1, 2021.

(9)	Represents deferred bonuses provided to directors and executive officers, which will be vested after 1-2 year vesting period.

Compensation of Non-executive Directors

The following table sets forth information for the fiscal year ended December 31, 2020 regarding the compensation of our non-executive directors who at December 31, 2020, were not also named executive officers. A total 45,504 options were awarded to non-executive directors in 2020. In addition to the compensation included in the table below, which covers the fiscal year ended December 31, 2020, we issued an aggregate of 43,480 options to the persons included in the table below since January 1, 2021 through the date of this report.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charles Bathurst (1)	48,000	(2)	-	19,281	20,256	-	-	87,537
Mirko Scherer (3)	30,000		-	19,281	20,256	-	-	69,537
Justin Wu (4)	30,000		-	19,281	20,256	-	-	69,537
Douglas Arner (5)	30,000		-	19,281	20,256	-	-	69,537

(1)	Mr. Bathurst was appointed as one of our directors as of October 2017 and pursuant to his appointment letter, is entitled to receive $48,000 annually for his combined services as a director and a committee member. Effective from January 1, 2021, the director’s fee is adjusted to $49,200 annually.
(2)	Mr. Bathurst’s appointment Letter provides his salary in GBP. For purposes of this table, we used a conversion ratio of GBP0.75 to USD1.00 to determine his salary in USD; however, the ultimate amount paid is based on the actual rate as of the relevant pay day at the end of each month.
(3)	Dr. Scherer was appointed as one of our directors as of October 2017 and pursuant to his appointment letter, is entitled to receive $30,000 annually for his services as a director. Effective from January 1, 2021, the director’s fee is adjusted to $30,750 annually.
(4)	Dr. Wu was appointed as one of our directors as of October 2017 and pursuant to his appointment letter, is entitled to receive $30,000 annually for his combined services as a director and a committee member. Effective from January 1, 2021, the director’s fee is adjusted to $30,750 annually.
(5)	Professor Arner’s appointment as one of our directors became effective as of April 1, 2018. Pursuant to his appointment letter, Professor Arner is entitled to receive $30,000 annually for his combined services as a director and a committee member. Effective from January 1, 2021, the director’s fee is adjusted to $30,750 annually.

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

218,222 options were granted on March 15, 2019 to directors, employees, external consultants and advisors of the Group. One-half of each option grant vests on January 1, 2020 and expires on December 31, 2030, and the other half vests on January 1, 2021 and expires on December 31, 2031. The exercise price is $12.91 per share, which was based on the closing price of the shares traded on the NASDAQ stock exchange on the trading day preceding the grant date.

536,777 options were granted on March 16, 2020 to directors, employees, external consultants and advisors of the Group. One-half of each option grant vests on January 1, 2021 and expires on December 31, 2031 and the other half vests on January 1, 2022 and expires on December 31, 2032. The exercise price is $2.99 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

148,792 options were granted on June 1, 2020 to directors and employees of the Group. Nearly one-half of each option grant vests on December 1, 2020 and expires on November 30, 2030 and the remaining vests on January 1, 2021 and expires on December 31, 2031. The exercise price is US$3.11 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

27,473 options were granted on August 10, 2020 to Dr. Weiss, which will be vested on August 10, 2021 and expires on August 9, 2032. The exercise price is $3.64 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

752,185 options were granted on March 11, 2021 to directors, employees, external consultants and advisors of the Group with an exercise price of $2.76 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 367,950 options vest on January 1, 2022 and expire on December 31, 2032; 367,930 options vest on January 1, 2023 and expire on December 31, 2033; 9,058 options vest on June 8, 2021 and expire on June 7, 2032; and 7,247 options vest on July 14, 2021 and expire on July 13, 2032.

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

Scientific Advisory Boards

We restructured the Scientific Assessment Committee into a newly formed Scientific Advisory Board. The Scientific Advisory Board shall help the Company sharpen its focus on innovation and technological advancements and address critical scientific challenges in our research and development; it will provide overall advise on the scientific development of the company. As of the date of this annual report, we have 24 members on this board.

In light of the Company’s focus on developing treatment for infectious diseases, we have established a second scientific advisory board, i.e., the Infectious Diseases Scientific Advisory Board in April 2020. As of the date hereof, the Infectious Diseases Scientific Advisory Board has 4 members.

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

D. Employees

As of the date of this annual report, we have 26 employees, including 24 full-time employees and 2 part-time employee. Of these, 7 are engaged in full-time research and development and laboratory operations, 15 are engaged in general and administrative functions, 2 are full-time employees engaged in the clinic operation and 2 part-time employee is engaged in legal clerical support. As of the date of this annual report, 25 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 48 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report.

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 11,755,242 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the annual report, we have 3 shareholders of record holding beneficial ownership of 5% or more, none of which are located in the United States.

Unless otherwise indicated, the business address of each of the individuals is 17 Hanover Square, London, W1S 1BN, United Kingdom.

Name and Address of Beneficial Owner	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Percentage of Total Class A and Class B Ordinary Shares(1)	Percentage of Total Voting Power(2)
Ian Huen(3)	2,909,240	16,061,469	54.53%	69.08%
Darren Lui(4)	277,531	2,141,333	7.07%	9.19%
Clark Cheng(5)	*	-	*	*
Sabrina Khan(6)	*	-	*	*
Thomas Lee(7)	*	-	*	*
Angel Ng(8)	*	-	*	*
Charles Bathurst(9)	*	-	*	*
Mirko Scherer(10)	*	-	*	*
Justin Wu(11)	213,254	-	0.62%	0.09%
Douglas Arner(12)	*	-	*	*
All directors and executive officers as a group (10 persons)	3,400,025	18,202,802	61.89%	78.29%

5% Beneficial Owner
Jurchen Investment Corporation(3)	2,855,688	16,061,469	54.46%	69.07%
Sui Fong Isabel Huen Ng(13)	211,986	1,907,870	6.20%	8.17%
CGY Investments Limited(14)	525,361	4,015,367	13.26%	17.22%

*	Less than 1%.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of Class A Ordinary Shares and Class B Ordinary Shares, and the number of Class A Ordinary Shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. Following the IPO, each Class B Ordinary Share can be converted at any time on a one-for-one basis into Class A Ordinary Shares at the discretion of the holder.

(2)	For each person and group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group with respect to all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares as one single class. Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to ten votes per share on all matters subject to a shareholders’ vote.

(3)	Includes 2,315,148 Class A Ordinary Shares owned by Jurchen, warrants held by Jurchen to purchase 540,540 Class A Ordinary Shares, options granted to Mr. Huen to purchase 53,552 Class A Ordinary Shares, and 16,061,469 Class B Ordinary Shares owned by Jurchen. Jurchen Investment Corporation, is a company wholly-owned by Mr. Huen. Mr. Huen maintains sole voting control over the shares held by Jurchen, the principal office address of which is at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong. Does not include 33,445 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 and 144,928 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to Mr. Huen pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(4)	Includes (i) 14,850 Class A Ordinary Shares and 133,649 Class B Ordinary Shares held by DSF Investment Holdings Limited, which is 29.5% held by Mr. Lui, and 70.5% held by Eternal Clarity Holdings Limited which is wholly-owned by Mr. Lui’s mother, Ms. Emily Woo, and is located at Flat A2, 11th Floor, Wing Hang Insurance Building, 11 Wing Kut Street, Hong Kong, (ii) 240,932 Class A Ordinary Shares and 2,007,684 Class B Ordinary Shares held by CGY Investments Limited, which is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother), and (iii) options held by CGY Investments Limited to purchase 21,749 Class A Ordinary Shares. Mr. Lui only controls and/or has substantial influence on the disposition and voting rights of 29.5% of the Aptorum shares DSF owns; Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother regarding the CGY shares. Does not include 33,445 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 and 144,928 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to CGY Investments Limited, of which 50% is deemed controlled by Mr. Lui, pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(5)	Pursuant to his appointment letter, Dr. Cheng received 8% of Aptorum Medical Limited’s ordinary shares as of the date of this annual report. Does not include 33,445 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to Dr. Cheng, and 99,638 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to ACC Medical Limited, pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report. ACC Medical Limited, is a company wholly-owned by Dr. Cheng. Dr. Cheng maintains sole voting control over the shares held by ACC Medical Limited, the principal office address of which is at Unit 1, 13/F, Block A, 19-25 Jervois Street, Hong Kong.

(6)	Does not include 27,313 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 and 67,029 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to Miss Khan pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(7)	Does not include 33,445 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 to and 90,580 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to Dr. Lee pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(8)	Does not include 4,013 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 and 9,058 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to Dr. Ng pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.
(9)	Does not include 4,682 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 and 10,870 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to Mr. Bathurst pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.
(10)	Does not include 4,682 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 and 10,870 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to Mr. Scherer pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.
(11)	Includes (i) 129,589 Class A Ordinary Shares held by Chi Ling Lily Heung, the wife of Dr. Wu, (ii) 76,971 Class A Ordinary Shares held by Dr. Wu, and (iii) options granted to Dr. Wu to purchase 6,694 Class A Ordinary Shares. Does not include 4,682 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 and 10,870 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to Dr. Wu pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(12)	Does not include 4,682 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 and 10,870 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to Dr. Arner pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(13)	Sui Fong Isabel Huen Ng is the mother of Mr. Ian Huen. Mr. Ian Huen does not have control nor substantial influence on the disposition and voting rights of the shares held by his mother.

(14)	CGY Investments Limited is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Includes (i) 481,863 Class A Ordinary Shares and 4,015,367 Class B Ordinary Shares held by CGY Investments Limited, and (ii) options held by CGY Investments Limited to purchase 43,498 Class A Ordinary Shares. Does not include 33,445 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 16, 2020 and 144,928 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to CGY Investments Limited pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Sales and Purchases of Securities

IPO

A total of 5,504 shares were purchased in the IPO by related persons.

Registered Direct Offering

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

Consulting Arrangements

Aeneas Group

a. In March 2017, we entered into a new Management Agreement with AENEAS CAPITAL LIMITED, a wholly-owned subsidiary of Aeneas Limited (the “2017 Agreement”), pursuant to which Aeneas will provide certain management and administrative functions, as well as investment functions related to the Company, IP acquisitions and other investor relations services (the “Services”). In consideration for the Services, we agreed to pay Aeneas HK$500,000 per month (approximately US$64,103 per month), payable on the last day of each month. The 2017 Agreement was terminated in July 2018. Prior to the termination, we paid Aeneas an aggregate of $1.1 million pursuant to the terms of the 2017 Agreement.

b. On April 24, 2019, the Company signed an agreement with AENEAS CAPITAL LIMITED, a wholly-owned subsidiary of Aeneas Limited, and A*ccelerate Technologies Pte. Ltd, the enterprise office of the Agency for Science, Technology and Research (“A*STAR”), (collectively, the “Parties”) to co-create local deep tech startups. This agreement, which is part of A*ccelerate’s venture co-creation (“VCC”) initiative, commits all parties to the co-creation of local startups in the healthcare and life science sector (the “Master Collaboration Agreement”). The goal is to create a total of up to 20 deep tech ventures in Singapore will be created by this partnership over the next 5 years. A*STAR shall contribute a total of up to $30,000,000 to any suitable startups, at their discretion. The Company and AENEAS CAPITAL LIMITED will contribute a total of up to $30,000,000 to any suitable startups at their discretion with a focus on (i) securing pilot customers; (ii) incorporation of the startups as companies and financial commitments of such customers; (iii) capital raising and capital market plans; (iv) recruiting and building of the startup teams; (v) equipment and infrastructure; and (vi) licensing of IP to the startups under the Technology License Agreements. The Master Collaboration Agreement shall continue for a period of 5 years, unless otherwise terminated or extended by the Parties.

c. On January 1, 2019, Aptus Management Limited (one of our wholly-owned subsidiaries) (“Aptus Management”) entered into an Administrative consultant Services Agreement with Aeneas Management Limited, a wholly-owned subsidiary of Aeneas Limited. Pursuant to this agreement, Aeneas shall provide certain business and financial services to Aptus Management Limited; Aeneas shall be paid a monthly service fee of HK$452,000 per month (approximately US$57,949 per month), payable by the 25th day of each month during the term of the agreement, which was until December 31, 2019. Either party was able to terminate the agreement by providing 3-months written notice to the other party. On December 16, 2019, the parties agreed to renew the agreement under the same terms, but with an expiration date of December 31, 2020. On April 30, 2020, the agreement was mutually agreed to be terminated.

d. On January 1, 2019, Aenco Limited (“Aenco”),a wholly owned subsidiary of Aeneas Limited and Aptus Management entered into a Secondment Agreement. Pursuant to this agreement, Aenco shall assign certain of its employees to Aptus Management from time to time to assist Aptus Management with information technology development and maintenance activities for Aptus Management’s affiliates; such employees shall be integrated into Aptus Management’s organization only to the extent necessary to carry out such employees specific duties for Aptus Management. Aptus Management shall pay all salary and benefits up to HK$540,000 per month (approximately US$69,231 per month); Aenco shall be responsible for the costs associated with any employee relocation required as a result of this agreement. The agreement was originally set to terminate on December 31, 2019, although either party may terminate the agreement upon giving the other party 3-months written notice.

On April 1, 2020, the agreement was replaced and superseded with a New Secondment Agreement. Pursuant to this New Secondment Agreement, Aenco shall assign certain of its employees to Aptus Management from time to time to assist Aptus Management with information technology application development and maintenance activities for Aptus Management’s affiliates; such employees shall be integrated into Aptus Management’s organization only to the extent necessary to carry out such employees specific duties for Aptus Management. Aptus Management shall pay all salary and benefits up to HK$700,000 per month (approximately US$89,744 per month); Aenco shall be responsible for the costs associated with any employee relocation required as a result of this agreement. The agreement shall terminate on December 31, 2020, although either party may terminate the agreement upon giving the other party 3-months written notice. On September 30, 2020, the New Secondment Agreement was mutually agreed to be terminated.

e. On April 30, 2020, Aptorum Therapeutics Limited entered into a contract research agreement with Aeneas Technology (Hong Kong) Limited (“Aeneas Technology”), a wholly owned subsidiary of Aeneas Limited. Pursuant to this agreement, Aeneas Technology shall perform the research in accordance with the terms and conditions of this agreement. Aptorum Therapeutics Limited shall pay a research fee of HK$963,760 per month (approximately US$123,559 per month). The agreement was set to terminate on September 30, 2021, but on September 30, 2020, the parties mutually agreed to terminate the agreement.

f. In July 2019, Smart Pharmaceutical Limited Partnership, (“SPLP”), a wholly owned subsidiary of the Group, transferred 100,000,000 Smart Pharma Tokens (“SMPT token”) to Aenco Solutions Limited, a related party, in exchange of the service to deal with the token creation, offering and 5-years consultancy service. The 100,000,000 SMPT tokens were equivalents to $300,000. On March 5, 2021, all agreements regarding the SMPT tokens, including the agreement between SPLP and Aenco Solutions Limited in exchange of the service to deal with the token creation, have been terminated.

Aeneas Group refers to Aeneas Limited and its subsidiaries. Aeneas Limited is 76.8% owned by Jurchen Investment Corporation, which is wholly-owned by Mr. Huen, our CEO. Professor Arner, one of our directors, is a Senior Regulatory and Strategic Advisor for Aeneas Group. Under his agreement with Aeneas Group dated March 12, 2018, Professor Arner shall, among other services, advise the board of Aeneas Group with its management, execution of business, and regulatory initiatives of Aeneas Group, assist Aeneas Group with access to expert networks as appropriate and required. Professor Arner’s compensation thereunder is HK$240,000 per year (approximately US$30,900 per year) and Professor Arner is entitled to participate in Aeneas Group’s share option plans.

In addition, AENEAS CAPITAL LIMITED, an indirectly and wholly-owned subsidiary of Aeneas Limited, was one of the selected broker-dealers for our IPO.

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

ACC Medical Limited

We entered into a consulting agreement with ACC Medical Limited (“ACC”) effective on December 1, 2020. Pursuant to this agreement, ACC shall provide certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development; ACC shall be paid a monthly service fee of HK$101,542 per month (approximately US$13,018 per month), during the term of the agreement, which is to remain in effect unless it is terminated. The agreement may be terminated by either party providing 1-months written notice to the other party. ACC is wholly owned by Dr. Clark Cheng, who is also the sole director of ACC, the Group’s Chief Medical Officer and one of its executive directors.

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

Lease

Our lease for our office at Guangdong Investment Tower is a Sub-Tenancy Agreement between Jurchen Investment Corporation and Aptus Management Limited, which is one of our wholly-owned subsidiaries. In May 2020, Jurchen Investment Corporation and the Group mutually agreed to early terminate the rental agreement and returned the office on May 31, 2020.

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

The issuance and sale of Series A Notes, and the underlying Class A Ordinary Shares to the Series A Note Investors in the Series A Note Offering were made in reliance on an exemption from registration contained in either Regulation D or Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). The securities sold in the Series A Note Offering are not registered by the Registration Statement and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements of the Securities Act. However, the Series A Note Investors have piggyback registration rights with respect to the Class A Ordinary Shares underlying the Series A Notes that entitle the Series A Note Investors to request their securities be included in a future Securities Act registration statement, after our IPO, subject to certain exceptions and conditions.

The Bond Offering

We entered into the Bond Subscription Agreement with Peace Range. We repurchased the Bond on April 24, 2019 and the Bond matured and was redeemed on October 25, 2019.

Credit Agreements and Promissory Notes

On August 13, 2019 (the “Effective Date”), Aptorum Therapeutics Limited (“ATL”), one of our wholly-owned subsidiaries, entered into two separate Promissory Notes and Line of Credit Agreements (the “Agreements”) with Aeneas Group Limited and Jurchen Investment Corporation (“Jurchen”). The Aeneas Group Limited Agreement and Jurchen Agreement provide ATL with a line of credit up to twelve million dollars ($12,000,000) and three million dollars ($3,000,000), respectively (collectively, the “Line of Credit”), representing the maximum aggregate amount of the advances of funds from the Line of Credit that may be outstanding at any time under the Line of Credit (the “Principal Indebtedness”). ATL may draw down from the Line of Credit at any time through the day immediately preceding the third anniversary of the Effective Date (the “Maturity Date”). Interest will be payable on the outstanding Principal Indebtedness at the rate of eight percent (8%) per annum, payable semi-annually in arrears on February 12 and August 12 in each year. ATL may pre-pay in whole or in part, the Principal Indebtedness of the Line of Credit, and all interest accrued at any time prior to the Maturity Date, without penalty. Under the Agreements, in addition to certain standard covenants, we are also not permitted, without the prior written consent of Aeneas Group and Jurchen to (i) liquidate, dissolve or wind-up our business and affairs; (ii) effect any merger or consolidation transaction; (iii) sell, lease, transfer, license or otherwise dispose, in a single transaction or series of related transactions, all or substantially all of our assets; or (iv) consent to any of the foregoing. The Agreements are subject to standard events of default, which if not cured within the agreed upon cure period, permits Aeneas Group Limited or Jurchen, as applicable, to declare the outstanding Principal Indebtedness immediately due and payable, to exercise any other remedy provided for in the Agreements or any other right available to Aeneas Group Limited or Jurchen as provided at law or in equity. Jurchen and Aeanas Group Limited also maintain the right to set-off during the term of the Agreements.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Class A Ordinary Shares are currently listed on NASDAQ Global Market under the symbol “APM” and the Professional Compartment of Euronext in Paris under the Euronext ticker symbol “APM.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are currently listed on NASDAQ Global Market under the symbol “APM” and the Professional Compartment of Euronext in Paris under the Euronext ticker symbol “APM.”

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

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands, the United Kingdom or Hong Kong that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares, other than withholding tax requirements. There is no limitation imposed by Cayman Islands law, the United Kingdom law, Hong Kong law or our articles of association on the right of non-residents to hold or vote shares.

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

Sale or Other Taxable Disposition of Ordinary Shares

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

Due to the amount of restricted and unrestricted cash and investments that we had on hand during our year ending December 31, 2020, we believe that we were classified as a PFIC for that tax year. Depending on the future composition and value of our assets, we may be classified as a PFIC for future years.

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

Currency risk sensitivity analysis

At December 31, 2020, 2019 and 2018, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since the Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

Credit Risk

Financial assets which potentially subject the Group to concentrations of credit risk consist principally of bank deposits and balances.

The Group takes on exposure to credit risk on cash and restricted cash balances held with HSBC, DBS Bank Ltd, Industrial and Commercial Bank of China (Macao) Limited, Bank of China (Hong Kong) Limited and Silicon Valley Bank for the purposes of payments of Group expenses.

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

Interest rate risk sensitivity analysis

The Group’s cash held with the banks are exposed to interest rate risk. However, Management considers the risk to be minimal as they are short-term with terms less than one month.

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

We received gross proceeds of approximately $12.0 million from our initial public offering. As of the date of this annual report, in addition to our expenses relating to our IPO, all remaining IPO proceeds have been used on our lead projects and other projects, as described herein.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2020, were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

In connection with the audit of our financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

Since 2019, we took actions to remediate the abovementioned material weakness, and we believe we have remediated the material weakness by implementing the following measures:

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

As of December 31, 2020 and 2019, we determined that the aforementioned measures remediated the material weakness. However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2020. Based on the definition of “material weakness” and “significant deficiency” in the standards established by the Public Company Accounting Oversight Board of the United States, our management concluded that the deficiency now only rises to the level of a significant deficiency.

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

	For the years ended December 31,
	2020	2019
	(In thousand)
Audit fees	$253	$154
Audit-related fees	45	65
Tax fees	-	-
All other fees	-	-
Total	$298	$219

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Aptorum Group Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Association*
2.1	Registrant’s Specimen Certificate for Ordinary Shares*
2.2	Form of Underwriter’s Warrant+++
2.3	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended**
2.4	Form of Warrant+
4.1	Form of Underwriting Agreement+++
4.2	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017*
4.3	Employment Letter between the Company and Sabrina Khan (Chief Financial Officer), dated September 1, 2017*
4.4	Addendum to Employment Letter between Company and Sabrina Khan (Chief Financial Officer) dated April 24, 2018*
4.5	Appointment Letter between the Company and Darren Lui (Chief Business Officer, President & Director), dated September 25, 2017*
4.6	Employment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated August 31, 2017*
4.7	Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated September 25, 2017*
4.8	Second Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated October 30, 2017*
4.9	Third Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated January 2, 2018*
4.10	Appointment letter between the Company and Keith Chan (former Chief scientific officer) (Terminated March 13, 2019)*
4.11	Appointment Letter between the Company and Charles Bathurst (Independent Non-Executive Director), dated September 24, 2017*
4.12	Appointment Letter between the Company and Mirko Scherer (Independent Non-Executive Director), dated September 24, 2017*
4.13	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017*
4.14	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018*
4.26	2017 Share Option Plan*
4.29	Service Agreement Between Covar Pharmaceuticals Incorporated and Videns Incorporation Limited*
4.32	Consulting Agreement between the Company and GloboAsia, LLC (includes provisions for the appointment of Keith Chan as member of the Scientific Advisory Board) dated March 13, 2019(5)
4.33	Exclusive Patent License Agreement for ALS-4 dated October 18, 2017(3)
4.34	First Amendment to Exclusive License Agreement for ALS-4 dated June 7, 2018*
4.35	Second Amendment to Exclusive License Agreement for ALS-4 dated July 10, 2019(6)
4.36	Exclusive License Agreement for ALS-4 dated January 11, 2019(4)

4.37	Employment Agreement with Dr. Lee dated March 13, 2019++
4.38	Employment Agreement with Dr. Ng, dated March 13, 2019++
4.39	Master Collaboration Agreement by and between the Company, A*ccelerate Technologies Pte. Ltd, and AENEAS CAPITAL LIMITED dated April 24, 2019(1)
4.40	Bond Repurchase Agreement dated April 24, 2019(1)
4.41	Form of Line of Credit Agreement(2)
4.42	Form of Promissory Note(2)
4.43	Form of Securities Purchase Agreement+
4.44	Consulting agreement with CGY Investment Limited effective on January 10, 2020(12)
4.45	Distribution and Marketing Agreement between Nativus Life Sciences Limited and Multipak Limited(12)
4.46	Administrative Consultant Services Agreement with Aeneas Management Limited dated January 1, 2019(12) (Terminated April 30, 2020)
4.47	Secondment Agreement between the Company and Aenco Limited dated January 1, 2019(12) (Replaced April 1, 2020)
4.48	Secondment Agreement (2) between the Company and Aenco Limited dated April 1, 2020(12) (Terminated September 30, 2020)
4.49	Evaluation Agreement with Illumina Inc. (portions of the exhibit have been omitted because they (i) are not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.)(7)
4.55	Placement Agency Agreement, dated February 25, 2020 between the Company and Alliance Global Partners(8)
4.56	Form of Securities Purchase Agreement(8)
4.57	Form of Warrant(8)
4.58	Form of Securities Purchase Agreement dates as of September 29, 2020, by and among the Company and the purchasers named therein(9)
4.59	Form of Warrant(9)
4.60	Form of Pre-Funded Warrant(9)
4.61	Form of Placement Agent Warrant(9)
4.62	Exclusive License Agreement with Accelerate Technologies Pte Ltd.’s dated September 25, 2020**(11)
4.63	Sales Agreement, dated March 26, 2021 between the Company and H.C. Wainwright(10)
4.64	Share Subscription and Shareholders Agreement dated as of September 25, 2020**(11)
4.65	Contract Research Agreement between Aptorum Therapeutics Limited and Aeneas Technology (Hong Kong) Limited(9)
8.1	List of Subsidiaries**
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***
15.1	Consent of Marcum Bernstein & Pinchuk LLP**
99.1	Code of Business Ethics*
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

***	Furnished with this annual report on Form 20-F
**	Filed with this annual report on Form 20-F
*	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018
+++	Incorporated by reference to our Registration Statement Filed on Form F-1 on November 15, 2018
++	Incorporated by reference to our Current Report on Form 6-K filed on April 1, 2019
+	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020

(1)	Incorporated by reference to our Current Report on Form 6-K filed on April 24, 2019
(2)	Incorporated by reference to our Current Report on Form 6-K filed on August 14, 2019
(3)	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.
(4)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.
(5)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019.
(6)	Incorporated by reference to our annual report on Form 20-F filed on April 29, 2020. Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.
(7)	Incorporated by reference to our Current Report on Form 6-K filed on January 25, 2021; portions of the exhibit were omitted because they (i) are not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.
(8)	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020
(9)	Incorporated by reference to our Current Report on Form 6-K filed on October 2, 2020
(10)	Incorporated by reference to our Current Report on Form 6-K filed on March 26, 2021.
(11)	Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) is the type that the registrant treats as private or confidential.
(12)	Incorporated by reference to our annual report on Form 20-F filed on April 29, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aptorum Group Limited

Date: April 19, 2021	By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer
Principal Accounting and Financial Officer

APTORUM GROUP LIMITED

Financial Statements

New York Office 7 Penn Plaza, Suite 830 New York, NY 10001 T 212.279.7900

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Aptorum Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptorum Group Limited (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 19, 2021

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019

(Stated in U.S. Dollars)

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$3,495,231	$5,189,003
Restricted cash	130,125	104,170
Digital currencies	1,539	1,539
Accounts receivable	62,221	40,543
Inventories	39,133	34,185
Marketable securities, at fair value	28,384,944	1,063,111
Investments in derivatives	4,289	203,320
Amounts due from related parties	-	962
Due from brokers	160,337	317,005
Other receivables and prepayments	1,378,996	1,079,043
Total current assets	33,656,815	8,032,881
Property, plant and equipment, net	4,686,323	7,093,035
Operating lease right-of-use assets	547,389	-
Non-marketable investments	4,079,707	7,112,180
Intangible assets, net	964,857	1,311,683
Amounts due from related parties	-	50,000
Long-term deposits	296,225	294,606
Other non-current assets	-	59,833
Total Assets	$44,231,316	$23,954,218

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$145,926	$41,593
Accounts payable and accrued expenses	3,240,772	2,586,527
Finance lease liabilities current	49,396	46,555
Operating lease liabilities, current	432,600	-
Total current liabilities	3,868,694	2,674,675
Finance lease liabilities, non-current	47,923	97,319
Operating lease liabilities, non-current	155,121	-
Loan payables to related parties	2,007,285	6,330,472
Total Liabilities	$6,079,023	$9,102,466

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 11,584,324 and 6,597,362 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	$11,584,324	$6,597,362
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as of December 31, 2020 and 2019)	22,437,754	22,437,754
Additional paid-in capital	38,247,903	24,887,624
Accumulated other comprehensive income (loss)	53,296	(5,552)
Accumulated deficit	(30,489,126)	(37,555,980)
Total equity attributable to the shareholders of Aptorum Group Limited	41,834,151	16,361,208
Non-controlling interests	(3,681,858)	(1,509,456)
Total equity	38,152,293	14,851,752
Total Liabilities and Equity	$44,231,316	$23,954,218

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For Years Ended December 31, 2020, 2019 and 2018

(Stated in U.S. Dollars)

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018

Revenue
Healthcare services income	$911,509	$535,166	$383,450

Operating expenses
Cost of healthcare services	(1,015,023)	(794,545)	(318,011)
Research and development expenses	(11,586,923)	(6,939,051)	(3,101,432)
General and administrative fees	(4,853,488)	(7,373,425)	(4,919,626)
Legal and professional fees	(2,854,225)	(3,405,705)	(1,811,770)
Other operating expenses	(877,391)	(220,891)	(560,709)
Total operating expenses	(21,187,050)	(18,733,617)	(10,711,548)

Other income (loss), net
Gain (loss) on investments in marketable securities, net	25,241,556	(81,839)	501,522
Gain on non-marketable investments	-	1,147,190	-
(Loss) gain on investments in derivatives, net	(199,031)	87,599	(974,444)
Gain on use of digital currencies	-	46,717	-
Gain on extinguishment of convertible debts	-	1,198,490	-
Changes in fair value of warrant liabilities	-	(866,300)	124,726
Interest expense, net	(243,628)	(3,699,672)	(4,458,191)
Rental income	30,894	16,868	-
Sundry income	365,917	232,460	-
Total other income (loss), net	25,195,708	(1,918,487)	(4,806,387)

Net income (loss)	4,920,167	(20,116,938)	(15,134,485)
Net loss attributable to non-controlling interests	2,146,687	1,430,176	302,762
Deemed dividend related to warrants down round provision	(755,514)	-	-

Net income (loss) attributable to Aptorum Group Limited	$6,311,340	$(18,686,762)	$(14,831,723)

Net income (loss) per share attributable to Aptorum Group Limited
- Basic	$0.20	$(0.64)	$(0.53)
- Diluted	$0.20	$(0.64)	$(0.53)
Weighted-average shares outstanding
- Basic	31,135,882	29,008,445	27,909,788
- Diluted	31,534,473	29,008,445	27,909,788

Net income (loss)	$4,920,167	$(20,116,938)	$(15,134,485)

Other comprehensive income (loss)
Unrealized loss on investments in available-for-sale securities	-	-	(1,122,251)
Exchange differences on translation of foreign operations	58,848	(10,897)	5,345
Other comprehensive income (loss)	58,848	(10,897)	(1,116,906)

Comprehensive income (loss)	4,979,015	(20,127,835)	(16,251,391)
Comprehensive loss attributable to non-controlling interests	2,146,687	1,430,176	302,762
Deemed dividend related to warrants down round provision	(755,514)	-	-

Comprehensive income (loss) attributable to the shareholders of Aptorum Group Limited	6,370,188	(18,697,659)	(15,948,629)

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

For Years Ended December 31, 2020, 2019 and 2018

(Stated in U.S. Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Non- controlling interests	Total
	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount

Balance, January 1, 2018	5,426,381	$5,426,381	22,437,754	$22,437,754	$5,294,402	$(2,547,462)	$(367,782)	$(14,045)	$30,229,248
Issuance of initial public offering of ordinary shares on December 17, 2018 at $15.8 per share, net of underwriting discount and offering expenses	761,419	761,419	-	-	9,536,631	-	-	-	10,298,050
Proceeds from non-controlling interest	-	-	-	-	51,727	-	-	(51,726)	1
Converted from convertible debts	349,469	349,469	-	-	2,683,839	-	-	-	3,033,308
Unrealized loss on investments in available-for-sale securities	-	-	-	-	-	-	(1,122,251)	-	(1,122,251)
Exchange difference on translation of foreign operation	-	-	-	-	-	-	5,345	-	5,345
Beneficial conversion feature	-	-	-	-	5,436,686	-	-	-	5,436,686
Net loss	-	-	-	-	-	(14,831,723)	-	(302,762)	(15,134,485)

Balance, December 31, 2018	6,537,269	$6,537,269	22,437,754	$22,437,754	$23,003,285	$(17,379,185)	$(1,484,688)	$(368,533)	$32,745,902
Adjustment to opening balance of equity	-	-	-	-	-	(1,490,033)	1,490,033	-	-
Balance, January 1, 2019	6,537,269	$6,537,269	22,437,754	$22,437,754	$23,003,285	$(18,869,218)	$5,345	$(368,533)	$32,745,902
Issuance of shares to non-controlling interest	-	-	-	-	10,672	-	-	(10,672)	-
Issuance of tokens	-	-	-	-	-	-	-	300,000	300,000
Reacquisition of convertible bonds	-	-	-	-	(1,298,490)	-	-	-	(1,298,490)
Disposal of a subsidiary	-	-	-	-	-	-	-	(75)	(75)
Share-based compensation	-	-	-	-	1,612,832	-	-	-	1, 612,832
Exercise of warrants	60,093	60,093	-	-	1,559,325	-	-	-	1,619,418
Exchange difference on translation of foreign operation	-	-	-	-	-	-	(10,897)	-	(10,897)
Net loss	-	-	-	-	-	(18,686,762)	-	(1,430,176)	(20,116,938)

Balance, December 31, 2019	6,597,362	$6,597,362	22,437,754	$22,437,754	$24,887,624	$(37,555,980)	$(5,552)	$(1,509,456)	$14,851,752
Issuance of Class A Ordinary Shares and warrants, net of issuance cost	4,120,581	4,120,581	-	-	12,661,754	-	-	-	16,782,335
Issuance of shares to non-controlling interest	-	-	-	-	25,715	-	-	(25,715)	-
Warrant Exchange	540,540	540,540	-	-	(540,540)	-	-	-	-
Share-based compensation	-	-	-	-	1,478,565	-	-	-	1,478,565
Exercise of warrants	313,513	313,513	-	-	(313,513)	-	-	-	-
Exercise of options	12,328	12,328	-	-	48,298	-	-	-	60,626
Exchange difference on translation of foreign operation	-	-	-	-	-	-	58,848	-	58,848
Net income (loss)	-	-	-	-	-	7,066,854	-	(2,146,687)	4,920,167

Balance, December 31, 2020	11,584,324	$11,584,324	22,437,754	$22,437,754	$38,247,903	$(30,489,126)	$53,296	$(3,681,858)	$38,152,293

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended December 31, 2020, 2019 and 2018

(Stated in U.S. Dollars)

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Cash flows from operating activities
Net income (loss)	$4,920,167	$(20,116,938)	$(15,134,485)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Amortization and depreciation	1,334,661	1,299,618	682,292
Share-based compensation	1,478,565	1,612,832	-
(Gain) loss on investments in marketable securities, net	(25,241,556)	81,839	(501,522)
Gain on non-marketable investments	-	(1,147,190)	-
Loss (gain) on investments in derivatives, net	199,031	(87,599)	974,444
Changes in fair value of warrant liabilities	-	866,300	(124,726)
Gain on use of digital currencies	-	(46,717)	-
Settlement of service fee by tokens and digital currencies	24,000	437,178	-
Operating lease cost	483,398	-	-
Loss on disposal of property, plant and equipment	50,197	-	-
Impairment loss of property, plant and equipment	330,445	-	-
Impairment loss of intangible assets	200,000	-	-
Gain on extinguishment of convertible debts	-	(1,198,490)	-
Interest income	(825)	(79,558)	(108,512)
Interest expense and accretion of convertible debts	237,163	3,769,263	4,559,714
Accretion of finance lease obligation	7,290	9,967	6,989
Changes in operating assets and liabilities
Accounts receivable	(21,678)	(37,716)	(2,827)
Inventories	(4,948)	(3,543)	(30,642)
Other receivables and prepayments	(358,365)	(427,541)	(45,911)
Other non-current assets	-	-	(179,500)
Long-term deposits	20	55,429	(111,951)
Due from brokers	156,668	501,963	751
Amounts due from related parties	50,962	168,089	(79,204)
Amounts due to related parties	(120,560)	(26,060)	1,004
Accounts payable and accrued expenses	800,960	986,241	58,555
Operating lease liabilities	(457,508)	-	-
Net cash used in operating activities	(15,931,913)	(13,382,633)	(10,035,531)
Cash flows from investing activities
Purchase of digital currencies	-	(200,000)	-
Purchases of intangible assets	-	(70,109)	(417,794)
Purchases of property, plant and equipment	(161,314)	(837,062)	(5,646,505)
Proceeds from disposal of property, plant and equipment	1,051,282	-	-
Proceeds from sales of investment securities	952,196	999,110	2,312
Disbursement of a loan to a third party	-	(1,400,000)	(3,000,000)
Repayment of a loan from a third party	-	1,400,000	3,000,000
Net cash provided by (used in) investing activities	1,842,164	(108,061)	(6,061,987)
Cash flows from financing activities
Loan from related parties	1,000,000	6,330,472	-
Repayment of loan from related parties	(5,306,558)	-	-
Payment for settlement of convertible debts	-	(13,600,000)	-
Proceeds from issuance of convertible debts	-	-	16,120,400
Proceeds from issuance of Class A Ordinary Shares and warrants	17,497,426	-	11,054,319
Payments of offering costs	(715,091)	-	(538,122)
Payments for debt issuance costs	-	-	(1,099,316)
Payment of finance lease obligations	(53,845)	(53,843)	(58,332)
Net cash provided by (used in) financing activities	12,421,932	(7,323,371)	25,478,949

Net (decrease) increase in cash and restricted cash	(1,667,817)	(20,814,065)	9,381,431
Cash and restricted cash – Beginning of year	5,293,173	26,107,238	16,725,807
Cash and restricted cash – End of year	3,625,356	$5,293,173	26,107,238

Supplemental disclosures of cash flow information
Interest paid	$131,554	$557,333	$606,989
Income taxes paid	$-	$-	$-
Proceeds in broker accounts	$952,196	$999,110	$640,227
Non-cash operating, investing and financing activities
Right-of-use assets obtained in exchange for new operating lease liabilities	$1,107,206	$-	$-
Issuance of token in exchange of services	$-	$300,000	$-
Net settlement of related party balances	$-	$-	$164,973
Equipment acquired through finance lease	$-	$-	$239,093
Conversion of convertible debts	$-	$-	$3,033,308
Settlement of service fee by tokens and digital currencies	$24,000	$437,178	$-
Deemed dividend related to warrants down round provision	$755,514	$-	$-
Reconciliation of cash and restricted cash
Cash	$3,495,231	$5,189,003	$12,006,624
Restricted cash	130,125	104,170	14,100,614
Total cash and restricted cash shown in the consolidated statements of cash flows	$3,625,356	$5,293,173	$26,107,238

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

1. ORGANIZATION

The consolidated financial statements include the financial statements of Aptorum Group Limited (the “Company”) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

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

Below summarizes the list of the major subsidiaries consolidated as of December 31, 2020:

Name	Incorporation date	Ownership	Place of incorporation	Principle activities
Aptorum Therapeutics Limited	June 30, 2016	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
APTUS MANAGEMENT LIMITED	May 16, 2017	100%	Hong Kong	Provision of management services to its holding company and fellow subsidiaries
Aptorum Medical Limited	August 28, 2017	93%	Cayman Islands	Provision of medical clinic services
Aptorum Innovations Holding Limited	April 15, 2019	100%	Cayman Islands	Investment holding company
Aptorum Innovations Holding Pte. Limited	June 5, 2019	75%	Singapore	Research and development of life science and biopharmaceutical products
Acticule Life Sciences Limited	June 30, 2017	80%	Cayman Islands	Research and development of life science and biopharmaceutical products
Claves Life Sciences Limited	August 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Nativus Life Sciences Limited	July 7, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Videns Incorporation Limited	March 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
mTOR (Hong Kong) Limited	November 4, 2016	90%	Hong Kong	Research and development of life science and biopharmaceutical products
Scipio Life Sciences Limited	July 19, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Signate Life Sciences Limited	August 28, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

2. LIQUIDITY

The Group reported a net operating loss of $20,275,541 and net operating cash outflow of $15,931,913 for the year ended December 31, 2020. In addition, the Group had an accumulated deficit of $30,489,126 as of December 31, 2020. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash, marketable securities and line of credit facility from related parties. As of the date of issuance of the consolidated financial statements, the Group has approximately $2.4 million of restricted and unrestricted cash and approximately $10.7 million of undrawn line of credit facility from related parties. Based upon the current market price of the Group’s marketable securities, it anticipates it can liquidate such marketable securities, if necessary. In addition, the Group will need to maintain its operating costs at a level through strictly cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds in order to continue as a going concern for a period within one year after the issuance of its consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation of equity securities, fair value of investments in securities, convertible debts, finance lease, warrants and share options, the useful lives of intangible assets and property, plant and equipment, impairment of long-lived assets, valuation allowance for deferred tax assets, and collectability of receivables. Actual results could differ from those estimates.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Foreign currency translation and transaction

USD is the reporting currency. The functional currency of subsidiaries in the Cayman Islands, Seychelles, Samoa and the United States are USD, the functional currency of subsidiaries in Hong Kong is Hong Kong Dollars (“HKD”), the functional currency of a subsidiary in Singapore is Singapore Dollars (“SGD”), the functional currency of a subsidiary in the United Kingdom is Great British Pound (“GBP”), the functional currency of subsidiaries in Canada is Canadian Dollars (“CAD”), and the functional currency of subsidiaries in Ireland is Euro (“EUR”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. The management considered various indicators, such as cash flows, market expenses, financing and inter-company transactions and arrangements in determining the Group’s functional currency.

In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use HKD, SGD, GBP, CAD and EUR as their functional currency, has been translated into USD. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet dates, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of operations and comprehensive income or loss.

Cash

Cash consists of cash on hand and bank deposits, which is unrestricted as to withdraw and use.

Restricted cash

Restricted cash represented time deposits pledged for banking facilities.

Digital currencies

Digital currencies represented BitCoin, Ethereum, or other virtual currencies that the Group purchased and used to settle certain token related expenses.

Digital currencies are included in current assets in the consolidated balance sheets. Digital currencies purchased are recorded at cost.

Digital currencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital currency at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital currencies by the Group are included within investing activities in the consolidated statements of cash flows. The utilization of digital currencies in exchange of services are included within operating activities in the consolidated statements of cash flows and any gains or losses from such use are included in other income (loss) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Marketable securities

Marketable securities are publicly traded stocks measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because the Group either uses quoted prices for identical assets in active markets, inputs that are based upon quoted prices for similar instruments in active markets, or quoted prices for identical assets in markets with insufficient volume or infrequent transaction (less active markets).

Investments in derivatives

Investments in derivatives are warrants measured at fair value, with gains or losses from changes in fair value recorded through earnings. The fair value of these warrants have been determined using the Black-Scholes pricing mode. The Black-Scholes pricing model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity.

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

The hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Group has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the carrying value of the Group’s cash, restricted cash, accounts receivable, due from brokers, other receivables and prepayments, amounts due from/to related parties and accounts payable and accrued expenses as of December 31, 2020 and 2019 approximate fair value due to the short-term nature of these assets and liabilities.

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

Other non-current assets

Other non-current assets represents laboratory supplies that can be used for more than one year. It is stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the supplies.

Amortization of other non-current assets is provided using the straight-line method over their estimated useful lives. The amortization expenses for the years ended December 31, 2020, 2019 and 2018 are $59,833, $59,834 and $59,833, respectively.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Deferred offering costs

Deferred offering costs consist principally of legal and registration costs in connection with the Group’s public offering. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds and charged to additional paid-in capital.

Operating leases

Prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”), operating leases were not recognized on the consolidated balance sheets, instead, rental expenses with fixed payments were recognized on a straight-line basis over the lease term.

Effective January 1, 2020, the Group adopted Topic 842 using a modified retrospective transition approach for leases that exist at, or are entered into after January 1, 2020, and has not recast the comparative periods presented in the consolidated financial statements. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease terms.

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

Warrants

In connection of the issuance of Class A Ordinary Shares, the Company may issue warrants to purchase Class A Ordinary Shares. Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

Revenue recognition

Revenue is recognized when (or as) the Group satisfies performance obligations by transferring a promised goods or services to a customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods or services to the customer. Revenue from healthcare services is measured upon the provision of the relevant services.

Cost of healthcare services

Cost of healthcare services rendered represents cost in relation to the medical services provided including the compensation of the physicians and cost of pharmaceutical supplies and medicine.

Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including amortization of the patent license, depreciation of laboratory equipment, costs of engaging external consultants, advisors and contracted research organization to conduct preclinical development activities and trials, and sponsored research expenses to universities and research institutions.

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

Uncertain tax positions

The Group accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the Group’s Hong Kong subsidiaries are subject to examination by the relevant tax authorities. According to the Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to ten years if the underpayment of taxes is due to fraud or willful evasion. According to United Kingdom, Singapore, the United States and Samoa tax rule, trading losses are available to be carried forward indefinitely. According to the Seychelles tax rule, net operating losses are available to be carried forward for 5 years. The Group did not have any material interest or penalties associated with tax positions for the years ended December 31, 2020, 2019 and 2018, and did not have any significant unrecognized uncertain tax positions as of December 31, 2020 and 2019. The Group does not believe that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

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

Net income or loss per share

Basic net income or loss per share is computed by dividing net income or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income or loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive.

Risks and uncertainties

The Group is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from similar services and larger companies, volatility of the industry, ability to obtain regulatory clearance, ability to obtain adequate financing to support growth, the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Group and general economic conditions.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Recently adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (“ASU 2016-02”), which requires a lessee to recognize a right-of-use asset and a lease liability for operating leases, initially measured at the present value of the future lease payments, in the balance sheet. ASU 2016-02 also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. Upon the adoption effective on January 1, 2020, the Group recognized operating lease right-of-use assets of $959,641, and operating lease liabilities of $982,288 in the consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). ASU 2017-11 no longer requires the Group to consider down round features when determining whether its warrant and embedded conversion option is indexed to its own stock. The Group adopted this standard effective on January 1, 2020. The adoption does not have a material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The Group adopted this standard effective on January 1, 2020. The removed and modified disclosures are adopted on a retrospective basis and the new disclosures are adopted on a prospective basis. The adoption does not have a material impact on the Group’s consolidated financial statements.

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”). Subsequently, the FASB issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief. The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, accounts receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

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

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on the consolidated balance sheets, consolidated statements of operations and cash flows.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

4. REVENUE

The Group adopted ASC 606 using the modified retrospective method as applied to customer contracts that were not completed as of January 1, 2019. As a result, financial information for reporting periods beginning after January 1, 2019 are presented under ASC 606, while comparative financial information has not been adjusted and continues to be reported in accordance with the Group’s historical accounting policy for revenue recognition prior to the adoption of ASC 606.

For the years ended December 31, 2020, 2019 and 2018, all revenue came from provision of healthcare services in Hong Kong.

5. INVESTMENT AND FAIR VALUE MEASUREMENT

Assets Measured at Fair Value on a Recurring Basis

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2020 and 2019:

December 31, 2020	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$66,062	$28,318,882	$-	$28,384,944
Investments in derivatives
Warrants	-	-	4,289	4,289
Total assets at fair value	$66,062	$28,318,882	$4,289	$28,389,233

December 31, 2019	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$806,778	$256,333	$-	$1,063,111
Investments in derivatives
Warrants	-	-	203,320	203,320
Total assets at fair value	$806,778	$256,333	$203,320	$1,266,431

The following is a reconciliation of Level 3 assets measured and recorded at fair value on a recurring basis during the years ended December 31, 2020 and 2019:

Warrants
Balance at January 1, 2020	$203,320
Change in unrealized depreciation	(199,031)
Balance at December 31, 2020	$4,289
Net change in unrealized depreciation relating to investments still held at December 31, 2020	(198,549)

Balance at January 1, 2019	$115,721
Change in unrealized appreciation	87,599
Balance at December 31, 2019	$203,320
Net change in unrealized appreciation relating to investments still held at December 31, 2019	87,599

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of investment as of December 31, 2020 and 2019, which utilized significant unobservable internally-developed inputs:

December 31, 2020	Valuation technique	Unobservable input	Range (weighted average)

Warrants	Black-Scholes Model	Estimated time to exit Historical Volatility	6 months 122%

December 31, 2019	Valuation technique	Unobservable input	Range (weighted average)

Warrants	Black-Scholes Model	Estimated time to exit Historical Volatility	12-18 months 73% - 301%

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Non-marketable investments

The Group’s non-marketable investments are investments in privately held companies without readily determinable fair values. The carrying value of the non-marketable investments are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer (referred to as the measurement alternative) or for impairment. Any changes in carrying value are recorded within other income (loss), net in the consolidated statements of operations.

The following is a summary of unrealized gains and losses recorded in other income (loss), net, and included as adjustments to the carrying value of non-marketable investments held as of December 31, 2020, 2019 and 2018 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Upward adjustments	$-	$1,017,468	$-
Total unrealized gain for non-marketable investments	$-	$1,017,468	$-

The Group did not record any realized gains or losses for the non-marketable investments measured at fair value on a non-recurring basis during the years ended December 31, 2020, 2019 and 2018.

The following table summarizes the total carrying value of the non-marketable investments held as of December 31, 2020 and 2019 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the investments:

	December 31, 2020	December 31, 2019
Initial cost basis	$4,079,707	$6,094,712
Upward adjustments	-	1,017,468
Total carrying value at the end of the year	$4,079,707	$7,112,180

For the year ended December 31, 2020, non-marketable investments with initial cost of $2,015,005 and accumulated upward adjustments of $1,017,468 were transferred into marketable securities, at fair value.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of December 31, 2020 and 2019 consisted of:

	December 31, 2020	December 31, 2019

Prepaid insurance	$82,060	$154,011
Prepaid service fee	174,114	296,565
Rental deposits	12,022	8,584
Prepaid rental expenses	14,251	37,169
Prepaid research and development expenses	978,044	453,634
Other receivables	74,176	109,714
Others	44,329	19,366
	$1,378,996	$1,079,043

7. Digital Currencies

The following table presents additional information about digital currencies:

	December 31, 2020	December 31, 2019

Beginning balance	$1,539	$-
Purchase of digital currencies	-	200,000
Utilization of digital currencies to settle service fee	-	(245,178)
Gain on use of digital currencies	-	46,717
Ending balance	$1,539	$1,539

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of December 31, 2020 and 2019 consisted of:

	December 31, 2020	December 31, 2019

Building	$-	$1,488,396
Computer equipment	77,611	76,365
Furniture, fixture, and office and medical equipment	262,664	271,009
Leasehold improvements	542,514	665,546
Laboratory equipment	4,058,538	4,029,640
Motor vehicle	239,093	239,093
Assets in construction	1,899,169	1,899,169
	7,079,589	8,669,218
Less: accumulated depreciation	2,393,266	1,576,183
Property, plant and equipment, net	$4,686,323	$7,093,035

Depreciation expenses for property, plant and equipment amounted to $1,128,867, $1,071,799 and $497,908 for the years ended December 31, 2020, 2019 and 2018, respectively.

For the year ended December 31, 2020, the Group recorded $330,445 of impairment loss of buildings in other operating expenses due to the management assessed that its carrying amount may not be recoverable. On July 20, 2020, the Group signed a sales and purchase agreement to sell its property in Fo Tan, Hong Kong, at approximately $1.1 million to a third party buyer. The property was assigned to the buyer on September 1, 2020.

As a result of the relocation of office, the Group disposed certain leasehold improvement and furniture, fixture, and office equipment in the old office and incurred a disposal loss of $50,197 in other operating expenses for the year ended December 31, 2020.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

9. INTANGIBLE ASSETS, NET

	December 31, 2020	December 31, 2019
Gross carrying amount
Prepaid unpatented license	$-	$200,000
Prepaid patented licenses	1,322,820	1,322,820
Computer software	26,985	97,462
	1,349,805	1,620,282

Less: accumulated amortization
Prepaid patented licenses	360,212	257,619
Computer software	24,736	50,980
	384,948	308,599

Intangible assets, net
Prepaid unpatented license	-	200,000
Prepaid patented licenses	962,608	1,065,201
Computer software	2,249	46,482
Intangible assets, net	$964,857	$1,311,683

As of December 31, 2020 and 2019, the Group has capitalized seven of the exclusive licenses which includes seven patented and one unpatented technologies in relation to the Group’s therapeutics segment. Pursuant to the license agreements, the Group paid upfront payments and became the exclusive licensee to prosecute certain patents developed or licensed under the applicable agreements.

The Group recognized the prepaid unpatented license to reflect the fair value of the subsidiaries as of the date of the change in status from an investment company to an operating entity. The Group capitalizes the prepaid patented license for the exclusive rights with completed filing of patents in certain jurisdictions (e.g., the United States of America and Europe) and alternative future uses. An impairment loss of $200,000 was recognized in research and development expenses for the year ended December 31, 2020 as the Group considered that the carrying amount of an intangible asset related to an unpatented license may not be recoverable. This license agreement was terminated on February 19, 2021.

Prepaid unpatented license is indefinite-lived intangible assets which are tested for impairment annually. Prepaid patented licenses and computer software are finite-lived intangible assets which are amortized over their estimated useful life. Amortization expenses for finite-lived intangible assets amounted to $145,961, $167,985 and $124,551 for the years ended December 31, 2020, 2019 and 2018, respectively. The Group wrote off the cost and the related amortization of $70,477, $34,400 and $2,320 after the expiration of the computer software for the years ended December 31, 2020, 2019 and 2018, respectively.

The Group expects amortization expense related to its finite-lived intangible assets for the next five years and thereafter to be as follows as of December 31, 2020:

For the years ending December 31,	Amount

2021	$104,842
2022	102,593
2023	102,593
2024	97,099
2025	80,615
Thereafter	477,115
Total	$964,857

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

10. LONG-TERM DEPOSITS

Long-term deposits as of December 31, 2020 and 2019 consisted of:

	December 31, 2020	December 31, 2019

Rental deposits	$149,175	$132,043
Prepayments for equipment	147,050	162,563
	$296,225	$294,606

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2020 and 2019 consisted of:

	December 31, 2020	December 31, 2019

Deferred bonus and salaries payable	$2,078,958	$1,570,324
Research and development expenses payable	750,989	554,791
Professional fees payable	185,838	171,037
Cost of healthcare services payable	104,457	45,234
Insurance expenses payable	33,152	70,811
Deferred rent	-	55,484
Others	87,378	118,846
	$3,240,772	$2,586,527

12. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first $2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. The subsidiaries registered in Hong Kong did not have assessable profits that were derived Hong Kong during the years ended December 31, 2020, 2019 and 2018. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary in United Kingdom did not have assessable profits that were derived from United Kingdom during the years ended December 31, 2020, 2019 and 2018. Therefore, no United Kingdom profit tax has been provided for in the periods presented.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the years ended December 31, 2020, 2019 and 2018. Therefore, no Singapore profit tax has been provided for in the periods presented.

Seychelles: in accordance with the relevant tax laws and regulations of Seychelles, a company registered in the Seychelles is subject to income taxes within Seychelles at the applicable tax rate on taxable income. All the Seychelles subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 25%. The subsidiary in Seychelles did not have assessable profits that were derived from Seychelles during the years ended December 31, 2020, 2019 and 2018. Therefore, no Seychelles profit tax has been provided for in the periods presented.

Samoa: in accordance with the relevant tax laws and regulations of Samoa, a company registered in the Samoa is subject to income taxes within Samoa at the applicable tax rate on taxable income. All the Samoa subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 27%. The subsidiary in Samoa did not have assessable profits that were derived from Samoa during the years ended December 31, 2020, 2019 and 2018. Therefore, no Samoa profit tax has been provided for in the periods presented.

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the years ended December 31, 2020, 2019 and 2018. Therefore, no United States profit tax has been provided for in the periods presented.

Canada: in accordance with the relevant tax laws and regulations of Canada, a company registered in Canada is subject to income taxes within Canada at the applicable tax rate on taxable income. All the Canada subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 15%. The subsidiary in Canada did not have assessable profits that were derived from Canada during the years ended December 31, 2020, 2019 and 2018. Therefore, no Canada profit tax has been provided for in the periods presented.

Ireland: in accordance with the relevant tax laws and regulations of Ireland, a company registered in Ireland is subject to income taxes within Ireland at the applicable tax rate on taxable income. All the Ireland subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 12.5%. The subsidiary in Ireland did not have assessable profits that were derived from Ireland during the years ended December 31, 2020, 2019 and 2018. Therefore, no Ireland profit tax has been provided for in the periods presented.

The components of the provision for income taxes expenses are:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018

Current	$-	$-	$-
Deferred	-	-	-
Total income taxes expense	$-	$-	-

The reconciliation of income taxes expenses computed at the Hong Kong statutory tax rate applicable to income tax expense is as follows:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018

Net income (loss) before tax	$4,920,167	$(20,116,938)	$(15,134,485)
Provision for income taxes at Hong Kong statutory income tax rate (16.5%)	811,828	(3,319,294)	(2,497,190)
Impact of different tax rates in other jurisdictions	(18,869)	(91,623)	(3,066)
Non-taxable income	(4,281,521)	(389,714)	(95,018)
Non-deductible expenses	79,200	702,433	540,893
Change in valuation allowance	3,409,362	3,098,198	2,054,381
Effective income tax expense	$-	$-	$-

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

	December 31, 2020	December 31, 2019
Deferred tax asset:
Tax loss carry forward	$9,461,421	$6,699,345
Share-based payment expenses	497,808	-
	9,959,229	6,699,345
Deferred tax liability:
Depreciation and amortization	(397,669)	(547,147)
Net deferred tax assets before valuation allowance	9,561,560	6,152,198
Valuation allowance	(9,561,560)	(6,152,198)
Deferred tax asset, net	$-	$-

As of December 31, 2020 and 2019, the Group had net operating loss carry-forwards of $57,065,283 and $40,329,428, respectively, including its Hong Kong, Singapore, Seychelles, Samoa, the United States, the United Kingdom, Canada and Ireland operations, which are available to reduce future taxable income. Net operating loss carry forward from Seychelles amounting to $492,715 and $439,345 as of December 31, 2020 and 2019, respectively, are available to be carried forward for 5 years, while all of the other losses can be carried forward indefinitely.

Valuation allowance was provided against deferred tax assets in entities where it was determined, it was more likely than not that the benefits of the deferred tax assets will not be realized. The Group had deferred tax assets which consisted of tax loss carry forward, which can be carried forward to offset future taxable income. The Group maintains a full valuation allowance on its net deferred tax assets. The management determines it is more likely than not that all of its deferred tax assets will not be utilized. The valuation allowance increased by $3,409,362, $3,098,198 and $2,054,381, respectively, for the years ended December 31, 2020, 2019 and 2018.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

13. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, the Chief Executive Officer and an Executive Director of the Group;
(b)	Darren Lui, the President and an Executive Director of the Group
(c)	Clark Cheng, an Executive Director of the Group;
(d)	AENEAS CAPITAL LIMITED, an entity controlled by Ian Huen;
(e)	Aeneas Limited, an entity controlled by Ian Huen;
(f)	Aeneas Group Limited, an entity controlled by Ian Huen;
(g)	Aeneas Management Limited, an entity controlled by Ian Huen;
(h)	Aenco Solutions Limited, an entity controlled by Ian Huen; In 2020, it is no longer the Group’s related party as it is disposed to a third party;
(i)	Aenco Limited, an entity controlled by Ian Huen;
(j)	Aeneas Technology (Hong Kong) Limited, an entity controlled by Ian Huen;
(k)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;
(l)	CGY Investment Limited, an entity jointly controlled by Darren Lui;
(m)	ACC Medical Limited, an entity controlled by Clark Cheng;
(n)	Sabrina Khan, the Chief Financial Officer of the Group.

Amounts due from related parties

Amounts due from related parties consisted of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Current
Aeneas Management Limited	$-	$962

Non-current
Jurchen Investment Corporation (Note c)	$-	$50,000

Amounts due to related parties

Amounts due to related parties consisted of the following as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Current
Aeneas Group Limited	$123,922	$14,247
Jurchen Investment Corporation	19,454	20,055
Ian Huen	2,110	127
Clark Cheng	401	1,114
Sabrina Khan	39	268
Aenco Solutions Limited	-	5,782
Total	$145,926	$41,593

Non-current
Aeneas Group Limited (Note a)	$1,507,285	$3,330,472
Jurchen Investment Corporation (Note a)	500,000	3,000,000
	$2,007,285	$6,330,472

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Related party transactions

Related party transactions consisted of the following for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Loan from related parties (Note a)
- Aeneas Group Limited	$500,000	$3,330,472	$-
- Jurchen Investment Corporation	$500,000	$3,000,000	$-

Interest expenses (Note a)
- Aeneas Group Limited	$155,633	$14,247	$-
- Jurchen Investment Corporation	$81,530	$20,055	$-

Loan repayment and interest paid to related parties (Note a)
- Aeneas Group Limited	$2,356,080	$-	$-
- Jurchen Investment Corporation	$3,082,131	$-	$-

Consultant, secondment, management and administrative services fees (Note b)
- Aenco Limited	$746,153	$830,769	$-
- Aeneas Technology (Hong Kong) Limited	$617,794	$-	$-
- Aeneas Management Limited	$231,795	$698,152	$-
- CGY Investments Limited	$169,462	$-	$-
- ACC Medical Limited	$13,018	$-	$-
- AENEAS CAPITAL LIMITED	$-	$-	$448,718

Rental expense(Note c)
- Jurchen Investment Corporation	$96,300	$227,729	$207,841

Issuance of tokens for tokens creation, offering and consultancy services (Note d)
- Aenco Solutions Limited	$-	$300,000	$-

Tokens creation, offering and consultancy services expense (Note d)
- Aenco Solutions Limited	$-	$192,000	$-

Prepayment of tokens consultancy services (Note d)
- Aenco Solutions Limited	$-	$108,000	$-

Healthcare services income
- Aeneas Management Limited	$321	$1,923	$-

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Note a: On August 13, 2019, the Group entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing the Group to access up to a total $15.0 million in line of credit debt financing. The line of credit will mature on August 12, 2022 and the interest on the outstanding principal indebtedness will be at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

Note b: Aenco Limited provided certain information technology services to the Group. For the year ended December 31, 2019, Aenco Limited was entitled to receive a fixed amount of services fees of HKD 540,000 (approximately $69,231) per calendar month with the expiry date on December 31, 2019. The agreement was originally renewed under the same terms with the expiry date on December 31, 2020. The agreement was replaced by another agreement on April 1, 2020. Pursuant to the replaced agreement, Aenco Limited is entitled to receive a fixed amount of services fee of HKD 700,000 (approximately $89,744) per calendar month. On September 30, 2020, the replaced agreement was terminated as mutually agreed.

Aeneas Technology (Hong Kong) Limited provided research to the Group to assist the Group in computerized drug screening process of Smart-ACTTM platform. Aeneas Technology (Hong Kong) Limited is entitled to receive a fixed amount of research fees of HKD 963,760 (approximately $123,559) per calendar month with the expiry date on October 30, 2021. On September 30, 2020, the agreement was terminated as mutually agreed.

Aeneas Management Limited provided certain documentation and administrative services to the Group. For the year ended December 31, 2019, Aeneas Management Limited was entitled to receive a fixed amount of services fees of HKD 452,000 (approximately $57,949) per calendar month with the expiry date on December 31, 2019. The agreement was originally renewed under the same terms with the expiry date on December 31, 2020. On April 30, 2020, the agreement was terminated as mutually agreed.

CGY Investment Limited provided certain consultancy, advisory and management services to the Group on potential investment projects related to healthcare or R&D platforms. CGY Investment Limited is entitled to receive HK $104,000 (approximately $13,333) per calendar month. The agreement will be remained in effect until 1 month’s notice in writing is given by either party.

ACC Medical Limited provided certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development. ACC Medical Limited is entitled to receive HK $101,542 (approximately $13,018) per calendar month. The agreement will be remained in effect until 1 month’s notice in writing is given by either party.

AENEAS CAPITAL LIMITED provides certain management and administrative services to the Group. For the year ended December 31, 2018, AENEAS CAPITAL LIMITED was entitled to receive a fixed amount of administrative fees of HKD 500,000 (approximately $64,103) per calendar month. On July 31, 2018, the agreement was terminated as mutually agreed.

Note c: Jurchen Investment Corporation entered into a sub-tenancy agreement with a subsidiary of the Group for the rental arrangement of an office in Hong Kong. For the period February 1, 2018 through January 31, 2021, Jurchen Investment Corporation was entitled to receive a fixed amount of rental fee of HK $130,000 (approximately USD 16,667) per calendar month. In May 2020, Jurchen Investment Corporation and the Group mutually agreed to early terminate the rental agreement and returned the office on May 31, 2020.

Note d: In July 2019, Smart Pharmaceutical Limited Partnership (“SPLP”), a wholly owned subsidiary of the Group, transferred 100,000,000 SMPT token to Aenco Solutions Limited, a related party, in exchange of the services related to token creation and offering and consulting services for five years for an amount of $300,000. On March 5, 2021, all agreements regarding the SMPT tokens, including the agreement between SPLP and Aenco Solutions Limited in exchange of the service to deal with the token creation, have been terminated.

Note e: On April 3, 2018, Aptorum Medical Limited issued 526 shares to Clark Cheng, decreasing the equity interest of the Company from 100% to 95%. On March 29, 2019, Aptorum Medical Limited issued 112 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 95% to 94%. On January 2, 2020, Aptorum Medical Limited further issued 115 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 94% to 93%.

Note f: In April 2018, the Group, AENEAS CAPITAL LIMITED, Aeneas Management Limited and Aeneas Group Limited entered into a net settlement agreement to offset the amounts due from related parties against the amounts due to related parties. Thereby, the Group is released from obligation for a total amount of $164,973, netting off receivables of total amount of $197,878 and collected remaining balance of $32,905.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

14. LEASE

As of December 31, 2020, the Group has three non-short-term operating leases for office, laboratories and clinic with remaining terms expiring from 2022 through 2023 and a weighted average remaining lease term of 1.5 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

For the year ended December 31, 2020
Lease cost
Finance lease cost:
Depreciation	$47,819
Interest on lease liabilities	7,290
Operating lease cost	483,398
Short-term lease cost	68,472
Variable lease cost	-
Sublease income	-
Total lease cost	$606,979

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$457,508
Financing cash flows from finance leases	53,845
Right-of-use assets obtained in exchange for new operating lease liabilities	1,107,206
Weighted-average remaining lease term – finance leases	1.9 years
Weighted-average remaining lease term – operating leases	1.5 years
Weighted-average discount rate – finance leases	2.5%
Weighted-average discount rate – operating leases	8.0%

The maturity analysis of operating leases liabilities as of December 31, 2020 is as follows:

December 31, 2020
Remaining periods ending December 31,
2021	$458,078
2022	149,539
2023	17,143
Total future undiscounted cash flow	624,760
Less: Discount on operating lease liabilities	(37,039)
Present value of operating lease liabilities	587,721
Less: Current portion of operating lease liabilities	(432,600)
Non-current portion of operating lease liabilities	$155,121

On May 14, 2018, the Group leased a vehicle for its operation with a lease term of 54 months, and the lease was classified as a finance lease. The following lists the components of the net present value of finance leases liabilities:

December 31, 2020
Remaining periods ending December 31,
2021	$53,845
2022	49,358
Total future undiscounted cash flow	103,203
Less: Discount on finance lease liabilities	(5,884)
Present value of finance lease liabilities	97,319
Less: Current portion of finance lease liabilities	(49,396)
Non-current portion of finance lease liabilities	$47,923

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

15. ORDINARY SHARES

On June 19, 2019, the Group issued 60,093 Class A Ordinary Shares to warrant holders on a cashless basis. Following the exercise of warrants, there were an aggregate of 6,597,362 Class A Ordinary Shares issued and outstanding as of December 31, 2019.

On February 28, 2020, the Group entered into securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors and Jurchen Investment Corporation, the ultimate parent of the Group, pursuant to which the Company agreed to sell a total of 1,351,350 Class A Ordinary Shares and warrants to purchase 1,351,350 of the Class A Ordinary Shares, for gross proceeds of approximately $10 million. At the completion of the offering, approximately $1.0 million offering costs was charged to additional paid-in capital. Each warrant entitled their holders to purchase 1 Class A Ordinary Shares and is exercisable immediately as of the date of issuance at an exercise price of $7.40 per Class A Ordinary Share and expire seven years from the date of issuance. Additionally, the Group issued 43,243 warrants to placement agent on terms substantially the same as the warrants issued to investors, except that the exercise price of the warrants issued to the placement agent is $8.88.

On August 27, 2020, the Group entered into warrant exchange agreements (the “Purchaser Exchange Agreements”) with two non-affiliated purchasers to exchange their warrant of the Company by Class A Ordinary Shares of the Company (the “Purchaser Warrant Exchange”). Pursuant to the Purchaser Exchange Agreements, the Company and the Non-affiliated Purchasers have agreed that in consideration for exchanging in full all of the warrants held by the Non-affiliated Purchasers, the Company will exchange one (1) Class A Ordinary Share for each one (1) Purchaser Exchange Warrant. Total 540,540 Class A Ordinary Shares are issued to two non-affiliated purchasers in exchange for 540,540 warrants. For other warrant holders did not participate in the Purchaser Warrant Exchange, the exercise prices of their respective warrants will be reduced to a nominal amount pursuant to the anti-dilution provisions in such warrants (a “Down Round”). As a result of this Down Round being triggered, the Group recorded a deemed dividend of $755,514 as an decrease to net income attributable to Aptorum Group Limited in computing basic net income per share on the consolidated statements of operations.

On October 2, 2020, the Group completed a public offering, issuing 2,769,231 Class A Ordinary Shares and warrants to purchase an aggregate of 2,769,231 Class A Ordinary Shares, for gross proceeds of approximately $9 million. At the completion of the offering, approximately $1.2 million offering costs was charged to additional paid-in capital. The warrants have an exercise price of $3.25 per Class A Ordinary Share, are exercisable upon issuance and will expire five years from the date of issuance. Additionally, the Group issued 147,538 warrants to placement agent on terms substantially the same as the warrants issued to investors, except that the exercise price of the warrants issued to the placement agent is $4.0625. Following the public offering completed on October 2, 2020, the placement agent of the offering on February 28, 2020 was further received 65,406 warrants as a tail fee, with an exercise price of $3.9 and expire seven years from the date of issuance.

All the above issued warrants are classified as equity in accordance with ASC 815, Derivatives and Hedging. This ASC provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity’s own stock and (ii) meets the equity classifications conditions. The Group concluded all above issued warrants should be equity-classified since they contain no provisions which would require the Group to account for the warrants as a derivative liability and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

For the year ended December 31, 2020, the Group issued 313,513 and 12,328 Class A Ordinary Shares to warrant holders and share option holders respectively.

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

On March 15, 2019, the Group granted 218,222 share options to directors, employees, external consultants and advisors of the Group with an exercise price of $12.91. On March 16, 2020, the Group granted 536,777 share options to directors, employees, external consultants and advisors of the Group with an exercise price of $2.99. On June 1, 2020, the Group granted 148,792 share options to directors and employees of the Group with an exercise price of $3.11. On August 10, 2020, 27,473 options were granted to a consultant with an exercise price is $3.64 per share.

A summary of the option activity as of December 31, 2020 and 2019 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2020	218,222	12.91	11.51

Granted	713,042	3.04	11.99
Exercised	(12,328)	4.92		-
Forfeited	(52,427)	5.80
Cancelled	(148,792)	12.91
Outstanding, December 31, 2020	717,717	3.76	11.22	-
Exercisable, December 31, 2020	84,671	6.12	9.95	-

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Granted, March 15, 2019	218,222	12.91	12.31
Outstanding, December 31, 2019	218,222	12.91	11.51	641,573
Exercisable, December 31, 2019	-	-	-	-

The weighted-average grant date fair value of share option grants during the years ended December 31, 2020 and 2019 was $1.76 and $10.31, respectively. The maximum contractual term for share option was 12.8 years.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

	Granted in 2020	Granted in 2019
Expected volatility	88.44%-96.55%	95.02%-95.15%
Risk-free interest rate	0.59%-0.69%	2.46%-2.49%
Expected term from grant date (in years)	5.25-7.29	6.29-7.29
Dividend rate	-	-
Dilution factor	0.9909-1	0.9962
Fair value	$1.55-$2.66	$10.1-$10.52

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $1,191,957 and $286,608, respectively, for the year ended December 31, 2020, and $1,180,477 and $432,355, respectively, for the year ended December 31, 2019.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

17. NON-CONTROLLING INTEREST

On March 29, 2019, AML, a majority-owned subsidiary of the Group, issued 112 shares to a director of the Group, which resulted an increase of his equity interest of AML from 5% to 6%. A deficit of $10,672 was reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements. On January 2, 2020, AML further issued 115 shares to a director of the Group, which resulted an increase of his equity interest of AML from 6% to 7%. A deficit of $22,325 was reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements.

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

On September 25, 2020, Aptorum Innovation Holding Limited (“AIHL”), a wholly-owned subsidiary of the Group, signed a share subscription and shareholders agreement with certain new individuals and institutions to subscribe ordinary shares of Aptorum Innovation Holding Pte. Limited, a wholly-owned subsidiary of AIHL before the share subscription agreement. As a result, AIHL’s equity interest in Aptorum Innovation Holding Pte. Limited was decreased from 100% to 75%. A deficit of $3,090 was reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements.

As of December 31, 2020, non-controlling interest related to 25% equity interest in Aptorum Innovations Holding Pte. Limited, 10% equity interest in mTOR (Hong Kong) Limited, 7% equity interest in Aptorum Medical Limited, 20% equity interest in Acticule Life Sciences Limited, 20% equity interest in the Lanither Life Sciences Limited and the token issued by SPLP in the consolidated balance sheets was deficit of $3,681,858 in total. As of December 31, 2019, non-controlling interest related to 10% equity interest in mTOR (Hong Kong) Limited, 6% equity interest in Aptorum Medical Limited, 20% equity interest in Acticule, 20% equity interest in the Lanither Life Sciences Limited and the token issued by SPLP in the consolidated balance sheets was deficit of $1,509,456 in total.

For the years ended December 31, 2020, 2019 and 2018, non-controlling interest in the consolidated statements of operations were loss of $2,146,687, $1,430,176 and $302,762, respectively.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

18. NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Numerator:
Net income (loss) attributable to Aptorum Group Limited	$6,311,340	$(18,686,762)	$(14,831,723)
Denominator:
Weighted average shares outstanding
– Basic	31,135,882	29,008,445	27,909,788
– Diluted	31,534,473	29,008,445	27,909,788

Net income (loss) per share attributable to Aptorum Group Limited
– Basic	$0.20	$(0.64)	$(0.53)
– Diluted	$0.20	$(0.64)	$(0.53)

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

19. COMMITMENTS AND CONTINGENCIES

Contingent Payment Obligations

The Group has entered into agreements with independent third parties for purchasing office and laboratory equipment. As of December 31, 2020, the Group had non-cancellable purchase commitments of $49,166.

The Group has additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that the Group are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of December 31, 2020 are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$282,564
From entering phase 1 to before first commercial sale	22,276,410
First commercial sale	14,956,410
Net sales amount more than certain threshold in a year	70,769,231
Subtotal	$108,284,615

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$1,423,360
$109,707,975

For the years ended December 31, 2020, 2019 and 2018, the Group incurred $129,203, $nil and $30,000 milestone payments, respectively. For the years ended December 31, 2020, 2019 and 2018, the Group did not incur any royalties or research and development funding, respectively.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

20. SEGMENT REPORTING

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially located in Hong Kong and substantially of the Group’s expense is derived from within Hong Kong. Therefore, no geographical segments are presented.

21. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and except for the following events with material financial impact on the Group’s consolidated financial statements, no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

On March 11, 2021, the Company granted total 752,185 share options to employees, directors, external consultants and advisors of the Group in accordance to the 2017 Share Option Plan with an exercise price of $2.76.

On March 26, 2021, the Company entered into a Sales Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright” or the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent Class A Ordinary Shares, par value $1.00 per share for an aggregate offering price of up to $15,000,000.