Form 20-F
period 2021-12-31
Aptorum Group Ltd
filed 2022-04-29
CIK 1734005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Class A Ordinary Shares: 13,202,408

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“505(b)(2) Application” refers to an application for which one or more of the investigations relied upon by the applicant for approval “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted” (21 U.S.C. 355(b)(2)).

●	“A*STAR” refers to Agency for Science, Technology and Research

●	“Acticule” refers to Acticule Life Sciences Limited, an 80% owned subsidiary of Aptorum Group.

●	“Aeneas Group” refers to Aeneas Limited and its subsidiaries. Aeneas Limited is 76.8% owned by Jurchen Investment Corporation. Because Mr. Huen, our CEO, holds 100% equity interest in Jurchen Investment Corporation, we refer Aeneas Group as a fellow subsidiary of Aptorum Group.

●	“AML” refers to Aptorum Medical Limited, a 91% owned subsidiary of Aptorum Group, as of the date of this report.

●	“AML Clinic” refers to an outpatient medical clinic operated by AML under the name of Talem Medical.

●	“Aptorum Group,” “Company,” “we,” “Group” and “us” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong.

●	“Aptorum Non-Therapeutics Group” refers to the Company’s non-therapeutics segment that encompasses: diagnostics projects including the novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology, natural supplement products including NativusWell®, and the AML Clinic.

●	“Aptorum Therapeutics Group” refers to the Company’s therapeutics segment that is operated through its wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and its indirect subsidiary companies, whose principal places of business are in the United Kingdom, Singapore and Hong Kong.

●	“At The Market Offering” or “ATM Offering” refers to the offering and sale of the Company’s Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-235819), in which H.C. Wainwright & Co., LLC (“Wainwright”), acted as the Company’s sales agent in accordance with certain at the market offering agreement (the “Sales Agreement”), dated as of March 26, 2021, by and between the Company and Wainwright.

●	“Bond” refers to the $15,000,000 convertible bond the Company originally issued to Peace Range Limited in the Bond Offering, but which has since been repurchased by one of the Company’s wholly owned subsidiaries, Aptorum Investment Holding Limited, pursuant to that certain Bond Repurchase Agreement dated April 24, 2019 between the Company, Peace Range Limited and Aptorum Investment Holding Limited, and which has matured and been redeemed on October 25, 2019

●	“Bond Offering” refers to the Company’s private offering of the Bond that closed on April 25, 2018.

●	“cGCP” refers to Current Good Clinical Practice as adopted by the applicable regulatory authority.

●	“cGLP” refers to Current Good Laboratory Practice as adopted by the applicable regulatory authority.

●	“cGMP” refers to Current Good Manufacturing Practice as adopted by the applicable regulatory authority.

●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares, par value $1.00 per share.

●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares, par value $1.00 per share.

●	“CMC” refers to chemical, manufacturing and control.

●	“Covar” refers to Covar Pharmaceuticals Incorporated, a contract research organization engaged by the Company.

●	“CROs” refers to contract research organizations.

●	“CTA” refers to Clinical Trial Application.

●	“EEA” refers to the European Economic Area.

●	“EMA” refers to the European Medicines Agency.

●	“EMEA” refers to Europe, the Middle East and Africa.

●	“EPO” refers to the European Patent Organization or the European Patent Office operated by it.

●	“European Patent” refers to patents issuable by the EPO.

●	“EU” refers to the European Union.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“FDA” refers to U.S. Food and Drug Administration.

●	“FDCA” refers to the U.S. Federal Food, Drug and Cosmetic Act.

●	“Fiscal year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“HKD” refers to Hong Kong Dollars.

●	“Hong Kong” or “H.K.” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong Doctors” refers to the doctors in Hong Kong under the employment of AML Clinic.

●	“IND” refers to Investigational New Drugs.

●	“IP” refers to intellectual property.

●	“IPO” or “Offering” means the initial public offering by the Company of 761,419 Class A Ordinary Shares consummated on December 17, 2018.

●	“Jurchen” refers to Jurchen Investment Corporation, a company wholly-owned by our CEO, Ian Huen, and a holding company of Aptorum Group.

●	“Lead Projects” refers to ALS-4, SACT-1 and RPIDD.

●	“Major Patent Jurisdictions” refers to the United States, member states of the European Patent Organization and the People’s Republic of China.

●	“Mios” refers to Mios Pharmaceuticals Limited, a variable interest entity which we hold 97.93% economic interest and 36.17% voting power.

●	“Nativus” refers to Nativus Life Sciences Limited, a wholly-owned subsidiary of Aptorum Group.

●	“NMPA” refers to China’s National Medical Products Administration and its predecessor, the China Food and Drug Administration.

●	“NDA” refers to a New Drug Application issued by the FDA.

●	“Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares collectively.

●	“PRC” and “China” refer to the People’s Republic of China.

●	“Registered Direct Offering” means the registered direct offering by the Company of 1,351,350 Class A Ordinary Shares and warrants to purchase up to 1,351,350 Class A Ordinary Share consummated on February 28, 2020.

●	“Restructure” refers to the Company’s change from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, effective as of March 1, 2017.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-227198) for the sale of up to 3,493,969 Class A Ordinary Shares (including Class A Ordinary Shares underlying certain warrants and a bond, as fully described therein) which initially filed on September 5, 2018 and became effective on December 3, 2018.

●	“R&D” refers to research and development.

●	“R&D Center” refers to an in-house pharmaceutical development center located in Hong Kong Science and Technology Park.

●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission.

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Scipio” refers to Scipio Life Sciences Limited, a variable interest entity which we hold 97.93% economic interest and 35.06% voting power.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Series A Notes” refers to Series A convertible notes, at a purchase price of $10,000 per note, sold in the Series A Note Offering.

●	“Series A Note Investors” refers to the investors who purchased Series A Notes.

●	“Series A Note Offering” refers to the private offering of Series A Notes, pursuant to Regulation S or Regulation D, as promulgated under the Securities Act that closed on May 15, 2018.

●	“UK” refers to the United Kingdom.

●	“United States,” “U.S.” and “US” refer to the United States of America.

●	“Videns” refers to Videns Incorporation Limited, a wholly-owned subsidiary of Aptorum Group.

●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive (loss) income, equity and cash flows for the years ended December 31, 2021, 2020 and 2019.

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

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report on Form 20-F and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” below.

Summary Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to the Preclinical and Clinical Development of Our Drug Candidates

●	Risks relating to not generate sufficient revenue

●	Risks relating to uncertainty in preclinical development process

●	Risks relating to fail to identify additional drug candidates

●	Risks relating to conduct clinical trials in or outside the U.S.

Risks Related to Obtaining Regulatory Approval for Our Drug Candidates

●	Risks relating to fail or delay to obtain regulatory approval

●	Risks relating to undesirable adverse event

●	Risks relating to fail to complete the 505(b)(2) pathway for the pediatric formulation

●	Risks relating to our third-party suppliers fail to comply with the FDA’s good manufacturing practice regulations or fail to respond to an FDA Form 483 or subsequent Warning Letter

Risks Related to Commercialization of Our Drug Candidates

●	Risks relating to fail to achieve market acceptance

Risks Related to Our IP

●	Risks relating to being unaware of others’ pending patent applications

●	Risks relating to unable to protect and enforce our IP rights throughout the world

●	Risks relating to lawsuits for protecting our IP or against infringing IP rights of other parties

●	Risks relating to non-compliance with patent protection requirements or obligations in the license agreements

●	Risks relating to the terms and scope of our patents not sufficient to protect our candidates

●	Risks relating to unable to obtain or maintain rights of the developing technology through acquisitions or licenses

Risks Related to Our Reliance on Unrelated Parties

●	Risks relating to manufacturers fail to provide sufficient quantities of clinical supply on our candidate at acceptable quality levels or prices

Risks Related to AML Clinic, Natural Supplements and Diagnostic Technology

Risks Related to Our Industry, Business and Operation

●	Risks relating to not complying with laws

●	Risks relating to difficulties in managing our growth

●	Risks relating to unable to collaborations, strategic alliances or acquisitions or enter into royalty-seeking or sublicensing arrangements

●	Risks relating to our disclosure controls and procedures and internal financial reporting controls

●	Risks relating to do business internationally

●	Risks relating to product liability lawsuits arise from clinical trials

●	Risks relating to inadequate insurance coverage

●	Risks relating to failure in safeguarding our computer network system

●	Risks relating to outbreak of the novel coronavirus disease, COVID-19, or other pandemic, epidemic or outbreak of an infectious disease

Risks Related to Our Corporate Structure

●	Risks relating to our Class B shareholders have higher voting rights

Risks Related to our Securities

●	Risks relating to certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders

●	Risks relating to conduct substantially all of our operations outside the United States

●	Risks relating to adopt certain home country practices or take advantage of certain reduced reporting requirements

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

AML Clinic’s operations and the initial commercialization of our NativusWell® (NLS-2) natural supplements may be our principal source of revenue for the foreseeable future and most likely, without additional financing, such revenue will not be sufficient for us to carry out all of our plans.

As stated above, we have not generated any revenue and do not foresee generating any revenue from our drug candidates in the near future. Effective as of March 2018, we leased the property in Central, Hong Kong that is the home to AML Clinic, which commenced operations in June 2018. We also expect to launch NativusWell® (NLS-2) to the market in 2022.

Until our therapeutic candidates produce revenue, our principal source of revenue is from AML Clinic, but neither is sufficient by themselves to fund our other operations; even if we receive revenue from NativusWell® (NLS-2) natural supplements later this year, which we cannot guarantee, it will not provide sufficient revenue. We believe that available cash, together with the efforts from management plans and actions described elsewhere in this report, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term development plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, deferring some of its research and seeking to dispose of marketable securities. Management cannot provide any assurance that the Company will raise additional capital if needed.

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

Although we obtained CTA/FDA approval to initiate clinical trials for our Lead Projects, there can be no assurance, timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who meet the trial criteria and remain in the trial until its conclusion. We may experience difficulties enrolling and retaining appropriate patients in our clinical trials for a variety of reasons, including but not limited to:

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

We currently do not have any drug candidates that have gained approval for sale by the FDA, NMPA or EMA, Health Canada or other regulatory authorities in any other country, and we cannot guarantee that we will ever have marketable drugs. Despite SACT-1 having been granted orphan drug status, this is not an approval for sale by the FDA. Our business is substantially dependent on our ability to complete the development of, obtain marketing approval for and successfully commercialize drug candidates in a timely manner. We cannot commercialize drug candidates without first obtaining marketing approval from the FDA, NMPA, EMA, Health Canada and comparable regulatory authorities. In the U.S., we hope to file INDs for the drug candidates from our Lead Projects and, subject to the approval of IND, Phase 1 clinical trials in humans. Even if we are permitted to commence such clinical trials, they may not be successful and regulators may not agree with our conclusions regarding the data generated by our clinical trials.

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

Despite FDA’s consent for us to pursue the 505(b)(2) development pathway for SACT-1, we may be unable to successfully complete the 505(b)(2) pathway for the pediatric formulation of SACT-1 to treat neuroblastoma as planned, which would materially impact our likelihood of obtaining FDA approval.

Even though the FDA is allowing us to pursue the 505(b)(2) regulatory pathway for our product candidates, we will need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for our product candidates would likely substantially increase. We cannot assure you that we will receive the requisite or timely approvals for commercialization of such product candidate. Any failure to obtain regulatory approval of our product candidates would significantly limit our ability to generate revenues, and any failure to obtain such approval for all of the indications and labeling claims we deem desirable could reduce our potential revenues.

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

We depend substantially on the success of the drug candidates being researched as our current Lead Projects. If we are unable to license or sublicense, sell or otherwise commercialize our drug candidates, or experience significant delays in doing so, our business will be materially harmed.

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

Additionally, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Even if patents do successfully issue and even if such patents cover our drug candidates, other parties may initiate, for patents filed before March 16, 2013 (i.e., the enactment of the America Invents Act), interference or re-examination proceedings, for patents filed on or after March 16, 2013, post-grant review, inter partes review, nullification or derivation proceedings, in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. Successful defense of its patents can constitute a material factor in a company’s expenses. According to an article published by BlueIron (https://finance.yahoo.com/news/current-patent-litigation-costs-between-120200165.html), depending on the value at stake, the American Intellectual Property Law Association’s “2019 Report of the Economic Survey” reported the average costs of a patent litigation are between $2.3 million to $4.0 million.

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

Filing and prosecuting patents on drug candidates and defending the validity of the same (if challenged) in all countries throughout the world could be prohibitively expensive for us, and our IP rights in countries outside the Major Patent Jurisdictions can be less extensive than those in the Major Patent Jurisdictions. In addition, the laws of some countries in the rest of the world such as India do not protect IP rights to the same extent as laws in the Major Patent Jurisdictions. Consequently, we may not be able to prevent other parties from practicing our inventions in the rest of the world, despite our continued efforts in enforcing our IP rights through legal means. Competitors may use our technology in jurisdictions where we have not or not yet obtained patent protection to develop their own drugs and further, may export otherwise infringing drugs to non-U.S. jurisdictions where we have patent protection.

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

If an IND for one of our drug candidates requires significantly larger quantities of the candidate to be tested, we expect to rely on unrelated parties to manufacture supplies of that candidate. If those unrelated parties fail to provide us with sufficient quantities of clinical supply on that candidate or fail to do so at acceptable quality levels or prices, or fail to maintain required cGMP licenses, we may not be able to manufacture that candidate in sufficient quantities to conduct the necessary human trials. Should the failure by the CRO occur in anticipation of or after marketing approval of that candidate, we may be unable to generate as much revenue as rapidly (and such revenue may not be as profitable) as we had anticipated.

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

We intend to launch and market NativusWell® (NLS-2) in Hong Kong. In Hong Kong, natural supplements are defined as “health food” products. “Health food” containing medicines are subject to the Pharmacy and Poisons Ordinance (Cap 138) and such “health food” containing Chinese medicines are regulated by the Chinese Medicine Ordinance (Cap 549), where they must meet the requirements in respect of safety, quality and efficacy before they can be registered.

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

As of the date of this annual report, we have 26 full-time employees. Of these, 9 are engaged in research and development and laboratory operations, 13 are engaged in general and administrative functions and 4 are engaged in the clinic operation. As of the date of annual report, 25 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 56 independent contracted consultants and advisors to assist us with our operations. As our development and commercialization plans and strategies develop, and as we have transitioned into operating as a public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

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

As of December 31, 2021 and 2020, we determined that the aforementioned measures remediated the material weakness. However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2021. Based on the definition of “material weakness” and “significant deficiency” in the standards established by the Public Company Accounting Oversight Board of the United States, our management concluded that the deficiency now only rises to the level of a significant deficiency. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Our management concluded that our internal controls over financial reporting were effective as of December 31, 2021. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. Investors may lose confidence in our operating results, the price of the Class A Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A Ordinary Shares may not be able to remain listed on the NASDAQ Global Market.

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

On June 23, 2016, the UK held a referendum in which a majority of voters approved an exit from the EU, or Brexit, and the UK formally left the EU on January 31, 2020. There was a transition period during which EU pharmaceutical laws continued to apply to the UK, which expired on December 31, 2020. However, the EU and the UK have concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework will continue to apply in Northern Ireland). The regulatory regime in Great Britain therefore currently aligns in the most part with EU regulations, however it is possible that these regimes will diverge in the future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. For example, the new Clinical Trials Regulation which became effective in the EU on January 31, 2022 and provides for a streamlined clinical trial application and assessment procedure covering multiple EU Member States has not been implemented into UK law, and a separate application will need to be submitted for clinical trial authorization in the UK. In addition, as we are headquartered in the UK, it is possible that Brexit may impact some or all of our current operations. For example, Brexit will impact our ability to freely move employees from our headquarters in the UK to other locations in the EU. Furthermore, if other EU Member States pursue withdrawal, barrier-free access among the EEA overall could be diminished or eliminated.

The long-term effects of Brexit will depend in part on how the terms of the TCA continue to take effect in practice and the terms of any further agreements the UK makes with the EU. Such a withdrawal from the EU is unprecedented, and it is unclear how the restrictions on the UK’s access to the European single market for goods, capital, services and labor, or single market, and the wider commercial, legal and regulatory environment, will impact our future operations (including business activities conducted by third parties and contract manufacturers on our behalf) and clinical activities in the UK in the long term.

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

We had unrestricted cash of $8.13 million, $3.50 million and $5.19 million as of December 31, 2021, 2020 and 2019, respectively. We may invest our cash in a variety of financial instruments. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

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

Our operations, and those of our research institution collaborators, CROs, suppliers and other contractors and consultants, could be subject to supply chain disruptions, earthquakes, power shortages, telecommunications failures, damage from computer viruses, material computer system failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions. In addition, we partially rely on our research institution collaborators for conducting research and development of our drug candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on contract manufacturers to produce and process our drug candidates. Our ability to obtain clinical supplies of our drug candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. A large portion of our contract manufacturer’s operations is located in a single facility. Damage or extended periods of interruption to our corporate or our contract manufacturer’s development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our drug candidates.

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

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our Class A Ordinary Shares. A trading prohibition for our Class A Ordinary Shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

The U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with this annual report on Form 20-F), the SEC will prohibit our securities, including our Class A Ordinary Shares, from being traded on a U.S. national securities exchange, including NASDAQ, or in the over-the-counter trading market in the U.S. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“HFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction, and such identified auditors, the PCAOB Identified Firms.  The first list of PCAOB Identified Firms was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release. The SEC will review annual reports filed with it for fiscal years beginning after December 18, 2020 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC.  If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue a trading order that will implement prohibitions described above.

Our current independent accounting firm, Marcum Bernstein & Pinchuk LLP, whose audit report is included in this annual report on Form 20-F, is headquartered in Manhattan, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Bernstein & Pinchuk LLP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If in the future Marcum Bernstein & Pinchuk LLP is included in the list of PCAOB Identified Firms and we are unable to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, a trading prohibition for our Class A Ordinary Shares could be issued shortly after our filing of the second consecutive annual report on Form 20-F for which we have retained a PCAOB Identified Firm.

If our Class A Ordinary Shares are subject to a trading prohibition under the HFCA Act, the price of our Class A Ordinary Shares may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price.  If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so.  Furthermore, if we are able to maintain a listing of our Class A Ordinary Shares on a non-U.S. exchange, investors owning our Class A Ordinary Shares may have to take additional steps to engage in transactions on that exchange, including establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.

In addition to the issues under the HFCA discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of the independent registered public accounting firm, consequently, investors would be deprived of the benefits of such PCAOB inspections. Our current independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Class A Ordinary Shares.

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

A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Based on the current and anticipated value of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2021, and we may be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2022.

In determining whether we are a PFIC, cash and investments are considered by the U.S. Internal Revenue Service (“IRS”) to be a passive asset. During our taxable year ending December 31, 2021, we believe that the amount of restricted and unrestricted cash we had on hand and investments were greater than 50% of our total assets. The composition of our assets during the current taxable year may cause us to continue to be classified as a PFIC. The determination of whether we will be a PFIC for our current taxable year or a future year may depend in part upon how quickly we spend our liquid assets, and on the value of our goodwill and other unbooked intangibles not reflected on our balance sheet, which may depend upon the market value of our Class A Ordinary Shares from time to time. Further, while we will endeavor to use a classification methodology and valuation approach that is reasonable, the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles for purposes of determining whether we are a PFIC in the current or one or more future taxable years.

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

The COVID-19 pandemic continues to rapidly evolve. The extent to which the outbreak impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in various countries, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. If we or any of the third parties with whom we engage were to experience shutdowns, undergo the compulsory universal testing by the HKSAR Government or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.

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

Our Founder, CEO, and our Executive Director, Mr. Ian Huen, and his affiliates, over which he is deemed to have control and/or have substantial influence, has voting rights with respect to an aggregate of 20,464,543 ordinary shares, on an as converted basis (4,403,074 Class A Ordinary Shares and 16,061,469 Class B Ordinary Shares), representing approximately 69% of the voting power of our outstanding ordinary shares as of the date hereof. As a result, Mr. Huen has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Huen has the ability to control the management and affairs of our company as a result of his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Huen controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Huen owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Huen is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

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

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 13,260,446 Class A Ordinary Shares are outstanding as of the date of this annual report. 8,657,445 of the Class A Ordinary Shares are freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

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

Shareholders who hold shares of Class B Ordinary Shares, including our executive officers and their affiliates, hold approximately 94% of the voting power of our outstanding ordinary shares. Because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares will collectively continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval, so long as the Class B Ordinary Shares represent at least 9.1% of all outstanding shares of our Ordinary Shares.

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

On May 26, 2021, the Company entered into a private placement shares purchase agreement with Jurchen, issuing 1,387,925 Class A Ordinary Shares at $2.882 per share, representing a 10% premium to the last closing price of the Company’s Class A Ordinary Shares on the NASDAQ stock exchange on that date. The Company received aggregate gross proceeds of $4,000,000 from the purchase of these shares. Following the purchase, Mr. Huen’s total shareholding represented 55.52% of the total issued share capital of the Company.

Over the past three years, we have invested approximately $1.2 million towards our principal capital expenditures, which include laboratory equipment, premises, leasehold improvements, and medical and other equipment.

The following diagram illustrates our corporate structure as of the date of this annual report:

Note: Both Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”) issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic interest of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic interest of the respective company. As of the date of this annual report, we hold 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio.

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

Our goal is to develop a broad range of novel and repurposed therapeutics and diagnostics technology across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include: (for details of our strategy, See “Business Overview – Our Strategy”)

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

We have devoted a substantial portion of the proceeds from our offerings, to our Lead Projects. Our Lead Projects are ALS-4, SACT-1 and RPIDD. In January 2022, we announced that we completed Phase 1 clinical trial for ALS-4 and Phase 1 clinical trial for assessing relative bioavailability and food effect of SACT-1. No serious adverse events were observed and there were no relevant clinical changes in respect of vital signs. We expect to be able to submit IND application to the US FDA in 2022 seeking to (i) initiate a Phase 2 clinical study to assess the efficacy of ALS-4 in patients and (ii) initiate our planned Phase 1b/2a trial for SACT-1, subject to regulatory review. We also commenced clinical validation of our molecular based RPIDD and will continue to undergo validations during 2022, in parallel with its pre-commercialization process in 2022.

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

Therapeutics Segment. In our therapeutics segment (“Aptorum Therapeutics Group”), we are currently seeking to develop various drug molecules (including projects seeking to use extracts or derivatives from natural substances to treat diseases) and certain technologies for the treatment of human disease conditions to tackle unmet needs, in particular, two of our Lead Projects targeting infectious disease and cancer (including orphan oncology indications). In addition to our main areas of focus above, we are also pursuing therapeutic projects in neurology, gastroenterology, metabolic disorders, women’s health and other disease areas. Aptorum Therapeutics Group is operated through Aptorum’s wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and whose subsidiaries (who we sometimes refer to herein as project companies) are based in the United Kingdom, Singapore and Hong Kong.

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses three businesses: (i) diagnostics projects including a novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology, (ii) natural supplements including NativusWell®, and (iii) AML Clinic. RPIDD technology is currently under co-development with A*STAR. The core objectives of RPIDD are to rapidly and accurately identify and detect existing or emerging unknown pathogens (including DNA/RNA-based viruses such as coronavirus, antibiotic-resistant bacteria, fungi, etc.), in a cost-effective, unbiased and broad-spectrum manner, through liquid biopsy (patients’ blood samples and is potentially adaptable for other sample types), genome sequencing and artificial intelligence driven software analytics. A key objective is also to develop RPIDD to leverage existing and emerging Next-Generation Sequencing platforms for pathogenic genome sequencing analysis. The sale of natural supplements is operated through Nativus Life Sciences Limited (“Nativus”), a subsidiary of Aptorum Therapeutics Limited. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWell®; once ready for sale, we plan to sell NativusWell® online and in physical healthcare stores. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central, Hong Kong as the home to AML Clinic. AML Clinic commenced operations under the name of Talem Medical in June 2018.

Prior to March 2017, the Company had pursued passive healthcare related investments in early stage companies primarily in the United States. However, we have since ceased pursuing further passive investment operations and intend to exit all such portfolio investments over an appropriate timeframe to focus resources on our current business.

On September 25, 2020, Aptorum, via its subsidiaries, enters into a series of transactions with Accelerate Technologies Pte. Ltd.’s (“Accelerate Technologies”), the commercialization arm of the Singapore Agency for Science, Technology and Research (“A*STAR”), in relation to the research and development of novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology through its subsidiaries. Specifically, Aptorum Innovations Holding Pte. Limited, one of the Company’s subsidiaries, entered into an Exclusive Licence Agreement with Accelerate Technologies to co-develop the RPIDD technology. The term of the Exclusive Licence Agreement is described in Exhibit 4.62 on Form 20-F filed with the SEC on April 19, 2021. Furthermore, Accelerate Technologies, the inventors of the RPIDD technologies in A*STAR (“Founding Scientists”), Aptorum Innovations Holding Pte. Limited, and Aptorum Innovations Holding Limited (“AIHL”), a wholly owned subsidiary of the Company, entered into a Share Subscription & Shareholders Agreement on the same day to subscribe ordinary shares of Aptorum Innovations Holding Pte. Limited. The shares are subscribed and issued in two tranches, the first tranche has taken place at closing of the Share Subscription & Shareholders Agreement, while the second tranche will take place after the certain first milestone is met. The total number of shares subscribed by the shareholders under the Share Subscription & Shareholders Agreement is around 2.7 million. After the two tranches of subscription, Aptorum, Accelerate Technologies and the Founding Scientists are expected to control 71.23%, 14.25% and 9.53% of the share of Aptorum Innovations Holding Pte. Limited respectively, with 4.99% of the shares reserved for its employee share plan.

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

To achieve this goal, we are implementing the following strategies:

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas. We are currently developing drug candidates in several disease/therapeutic areas. We believe that by diversifying our research efforts, it would increase the likelihood that at least one of our projects will achieve clinical success and therefore add value to the Company. As of date of this annual report, the Company is developing 12 projects covering therapeutic assets, diagnostic assets, and natural supplements, in broad range of areas across infectious diseases, cancers (including rare oncology indications), neurology, gastroenterology, metabolic disorders and women’s health. The 12 projects are comprised of 8 exclusively licensed projects (including Lead Project ALS-4 being exclusively licensed from the University of Hong Kong and RPIDD being exclusively licensed from A*STAR) and 7 proprietary projects developed by our scientists (including Lead Project SACT-1). Our initial focus will be on developing our Lead Projects, but intend to continue developing our other current projects and may seek new licensing opportunities where we determine that the market potential justifies the additional commitment of our limited resources.

●	Selectively expanding our portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs. We have selected innovations for development which we believe are of superior scientific quality, whilst taking into account the potential market size and demand for same, for example, taking into consideration whether the relevant product can satisfy significant unmet medical needs. In particular, Aptorum Group Limited has established a Scientific Advisory Board, which helped us to select our current projects and which we expect will provide input from a scientific perspective towards any future opportunities for acquiring or licensing life science innovations. We intend to continue expanding our line of projects under development, and subject to our financial and other resource limitations, exploring acquisitions or licenses of additional products which may be able to attain orphan drug designations (e.g., rare types of cancer) or satisfy significant unmet medical needs and that show strong preclinical and/or early clinical data to provide promising opportunities for clinical and commercial success.

●	Collaborating with leading academic institutions and CROs. In building and developing our product portfolio, we believe that accessing external innovation, expertise and technology through collaboration with leading academic institutions and CROs is a vital and cost-efficient strategy. We have established strong relationships with leading academic institutions around the world and expect to continue to strengthen our collaborations by, for example, seeking to provide their affiliated Principal Investigators resources through sponsorship to conduct further research in specialty fields of interest and association with personnel connected to our current project companies, in exchange for obtaining for the Company the first right to negotiate for an exclusive license to any resulting innovations. In addition, we have entered and will continue to actively source arrangements with pharmaceutical companies, in most cases in roles as contract research organizations, to streamline the development of our projects. This may include outsourcing part of the preclinical, clinical studies and clinical supplies manufacturing to externally accredited cGLP, cGMP and cGCP standard contract research organizations or laboratories in order to attain the required studies for submission to the regulatory authorities as part of the clinical development plan. (See “Item 4. Information on the Company – B. Business Overview – Arrangements with Other Parties”)

●	Expanding our in-house pharmaceutical development center. We believe collaborations between the R&D Center and the scientists engaged in work for our project companies will enhance clinical and commercial potential of the projects. In addition, we will assist the project companies by engaging external pharmaceutical companies and/or contract research organizations to outsource any part of the preclinical or clinical development work that cannot be performed by the R&D Center in order to obtain the resources necessary for our development process.

●	Leveraging our management’s expertise, experience and commercial networks. We believe the combination of our management’s expertise and experience, with their academic and commercial networks make us an effective platform for advancing healthcare innovations towards clinical studies and commercialization in key global markets. We have assembled a management team with global experience and an extensive record of accomplishments in medical research, consulting and financing, and identification and acquisition of pharmaceutical and biopharmaceutical drug candidates. Our Head of Research and Development also has extensive experiences in drug development. We also employ key management personnel with banking and financial experience, which enhances our capability to establish the most efficient financial structure for the development of our programs.

●	Obtaining and leveraging government grants to fund project development. Governments across the world pays close attention to the development of the biotechnology sector and provides support and funding. We intend to aggressively seek government support from the governments in the United States, the United Kingdom, Hong Kong, Singapore and elsewhere for our product development and to facilitate the development of some of our projects.

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

To pursue a number of our current projects, our Project Companies have entered into standard license agreements with various universities and licensing entities customized to the nature of each project. These license agreements largely contain the same terms, as is typically seen in license agreements for an early-stage life science invention; such terms include a worldwide license with licensed field comprising indications in the intended treatment areas, having upfront payments, certain royalty rates, sublicensing royalties, as well as provisions for payments upon occurrence of development and/or regulatory milestones. Under the license agreements, the Project Company must also adhere to certain diligence obligations (which may include specific diligence) and the types of activities or achievements that will satisfy those diligence obligations. Additionally, our Project Company may or may not be required to obtain prior consent from the licensor to sublicense the invention. The license terms of our Lead Projects are discussed in detail below.

Generally speaking, pharmaceutical development consists of preclinical and clinical phases. The preclinical phase can further sub-divided into the following stages:

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

We anticipate allocating approximately 20% of our resources to develop projects other than our Lead Projects (such other projects being referred to herein as “Other Projects under Development”), with a strong focus on NativusWell®, and AML Clinic. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWell®; once ready for sale, we plan to sell it at online stores and in physical healthcare stores. AML Clinic is expected to provide us with a modest amount of revenue. Even if NativusWell® achieves commercial sales, of which there can be no assurance, revenue from these products alone will not be sufficient for us to carry out all of our plans, but it will assist with name recognition and supplement our income while we develop our Lead Projects.

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

[1]	Clark Cheng, our Chief Medical Officer and an Executive Director, owns 9% of Aptorum Medical Limited as of the date of this annual report.

ALS-4: Small molecule for the treatment of bacterial infections caused by Staphylococcus aureus including but not limited to Methicillin-resistant Staphylococcus aureus (“MRSA”)

Just as certain strains of viruses, such as human immunodeficiency virus (“HIV”) and influenza have developed resistance to drugs developed to treat them, certain bacteria such as Staphylococcus aureus, Mycobacterium tuberculosis and Pseudomonas aeruginosa have become “superbugs”, having developed resistance to many, if not all, of the existing drugs available to treat them, rendering those treatments ineffective in many instances. MRSA is one such bacterium, a gram-positive bacterium that is genetically different from other strains of Staphylococcus aureus. Staphylococcus aureus and MRSA can cause a variety of problems ranging from skin infections and sepsis to pneumonia and bloodstream infections. It is estimated that about one out of every three people (33%) carry Staphylococcus aureus in their nose, usually without any illness; about two in a hundred (2%) carry MRSA (source: https://www.cdc.gov/mrsa/tracking/index.html). Both adults and children may carry MRSA.

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

In a study by the inventor, Prof. Richard Kao, ALS-4 demonstrates potent activity against Staphylococcus aureus pigment formation in vitro, as indicated in Figure 1, with an IC50 (IC50 is defined as the concentration of a drug which inhibits half of the maximal response of a biochemical process. In this case, inhibition of the formation of the golden pigment is the response) equal to 20 nM.

Figure 1

Figure 1: In vitro pigment inhibition by compound ALS-4: Inhibition of staphyloxathin (the golden pigment in S. Aureus) in the presence of increasing concentrations of ALS-4

Efficacy of ALS-4 in a MRSA Wound Infection Mouse Model

A study conducted by a third-party contract research organization, assessed ALS-4’s effect in the healing of open wounds infected with MRSA in a mouse model. Compared with topical dosing of 2% Mupirocin and oral dosing of Linezolid at 100mg/kg twice a day, oral dosing of ALS-4 at 30mg/kg twice a day showed statistically significant improvement in wound healing. Specifically, at the end of the study on Day 7, ALS-4 exhibited 63.8% of wound closure compared with 48.4% for oral Linezolid and 43.2% for topical Mupirocin 2%. The results are further illustrated in the graph below.

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

At the conclusion of the study on Day 7, ALS-4 brought a statistically significant reduction in bacterial counts in major organs such as the kidneys, lungs, liver and spleen compared with the no drug control and vancomycin only groups (unpaired student’s t-test, p<0.05). This is in addition to the previous in vivo results announced in February 2020, whereby ALS-4 demonstrated on a statistically significant basis better survival rates (56% vs 0% control group) in the lethal MRSA bacteraemia rat model (Figure 3a) and higher reduction of bacterial load (by 99.5% against the control group) in the non-lethal MRSA bacteraemia rat model (Figure 3b).

Figure 3a

Figure 3a: Oral Formulation of ALS-4 in an MRSA Survival Study

Figure 3b

Figure 3b: Oral Formulation of ALS-4 in a Non-Lethal Bacteremia Model

CFU = Colony Forming Unit, a unit used to estimate the number of viable bacteria in a sample

A Clinical Trial Application (“CTA”) was submitted with the Public Health Agency of Canada (Health Canada) to conduct a Phase 1 clinical trial of ALS-4, an orally administered small molecule drug for the treatment of infections caused by Staphylococcus aureus including Methicillin-resistant Staphylococcus aureus (MRSA) in Q4 2020. ALS-4 received clearance from Health Canada regarding the CTA to initiate a Phase 1 clinical study in January 2021. In March 2021, we announced dosing the first human subject in its Phase 1 clinical trial evaluating ALS-4. In January 2022, we further announced the completion of our Phase I clinical trial for ALS-4. The first-in-human Phase 1 trial was a randomized, double-blinded, placebo-controlled, single and multiple ascending dose study designed to evaluate safety, tolerability, and pharmacokinetics of orally administered ALS-4 in healthy male and female adult volunteers. The single-ascending dose studies (SAD) and multiple-ascending dose studies (MAD) have been completed for a total of 72 healthy subjects and no subjects were dropped from the studies. There were no serious adverse events observed and no relevant clinical changes in respect of vital signs.

We are on track to submit an IND application to the US FDA in 2022 seeking to initiate a Phase 2 clinical study to assess the efficacy of ALS-4 in patients.

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

Pursuant to the license agreements, Acticule became the exclusive licensee of 2 pending U.S. non-provisional patent applications and 2 PCT applications (now expired). Prior to the expiration of the PCT applications, we filed national phase applications in member states of the EPO, in PRC and 12 other jurisdictions. The claimed inventions are described as: “Compounds Affecting Pigment Production and Methods for Treatment of Bacterial Diseases.”

Two (2) US non-provisional patent applications have been granted by United States Patent and Trademark Office on June 22, 2021 and July 6, 2021 respectively. In addition, one (1) new non-provisional application was filed on June 21, 2021.

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

SACT-1 is the first repurposed drug candidate to be developed under the Smart-ACT® drug discovery platform. SCAT-1 is one of the Company’s proprietary technologies. Our first targeted indication is neuroblastoma. Neuroblastoma is a rare form of cancer, and classified as an orphan disease, that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck, predominantly in children, especially for those aged 5 years and below. For the high-risk group, which is close to 20% (Annu Rev Med. 2015; 66: 49–63.) of total new patient population per year, the 5-year survival rate of this condition is around 40-50% as observed by the American Cancer Society (https://www.cancer.org/cancer/neuroblastoma/detection-diagnosis-staging/survival-rates.html). The current high drug treatment cost for high risk patients can average USD200,000 per regimen (all 6 cycles) (https://www.cadth.ca/sites/default/files/pcodr/Reviews2019/10154DinutuximabNeuroblastoma_fnEGR_NOREDACT-ABBREV_Post_26Mar2019_final.pdf). In addition, most pediatric patients often do not tolerate or survive the relevant chemotherapy stage which, subject to further clinical studies, may be positively addressed by the SACT-1 candidate due to the potential synergistic effects when applied with standard chemotherapy.

In our studies, SACT-1 has been shown to be effective against numerous neuroblastoma cell lines, of which 2 are MYCN-amplified cells, which represent the high-risk neuroblastoma patient group. In addition, by using a bliss score as a quantitative measure of the extent of drug interaction, Aptorum Group has seen a high and robust synergism between SACT-1 and traditional chemotherapy in vitro (Figure 4), indicating a potential efficacy enhancement/dose reduction of the chemotherapy.

Figure 4

Figure 4: synergism between SACT-1 and traditional chemotherapy in vitro

In addition, in our study, the maximum tolerable dose of SACT-1 in a rodent model was determined to be higher than 400mg/kg. Compared with the MTD of standard chemotherapy such as paclitaxel (20-30mg/kg) (Clin Cancer Res. 5(11):3632-8) and cisplatin (6mg/kg) (BMC Cancer 17: 684 (2017)), the safety profile of SACT-1 appears to be very impressive. Based on our internal observations of pre-existing information from approved products, (subject to FDA’s approval and on a case-by-case basis, a 505(b)(2) Application can rely in part on existing information from approved products (such as the FDA’s previous findings on safety and efficacy) or products in literature (such as data available). However, typically speaking, the applicant is nonetheless required to carry out a Phase 1 bridging study to compare the Reference Listed Drug and reference the established safety and efficacy information), SACT-1 also exhibits a well-established safety profile: at 150mg/day, the death rate was 0% in prior clinical studies with no dosage related adverse events (Table 1). In addition, the pharmacokinetic profile of SACT-1 has also been reported (Table 2).

Table 1: Safety Profiles of SACT-1 in Human Clinical Trials

Table 2: The pharmacokinetic Profile of SACT-1 in Humans

We have developed a pediatric formulation of SACT-1 to better address the needs of neuroblastoma patients who are exclusively children younger than 5. Positive data from our latest internal in vivo studies show significant activity against neuroblastoma tumor reduction when treated with the compound SACT-1 in combination with standard of care (SOC) chemotherapy.

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

In September 2021, we announced that we received clearance from the US FDA regarding the IND application to initiate clinical trials of SACT-1. In January 2022, we further announced that the completion of our Phase I clinical trial for assessing relative bioavailability and food effect of SACT-1, and no serious adverse events were observed. SACT-1’s Phase 1 clinical trial is an Open-label Randomized, Single Cross Over Bioavailability and Food Effect Study of SACT-1 in healthy adult volunteers. In additions, the US FDA has granted Orphan Drug Designation to SACT-1 in January 2022.

We are on track to submit an IND application to the US FDA in 2022 seeking to initiate our planned Phase 1b/2a trial for SACT-1.

Patent License

In January 2022, the US Patent and Trademark Office has granted the first patent regarding Aptorum’s SACT-1 (through Aptorum’s subsidiary) repurposed drug for the treatment of various cancers including but not limited to neuroblastoma (US Patent 11,166,952 B2).

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

RPIDD is currently undergoing Clinical Validation to confirm the performance of RPIDD using clinical/patient samples. RPIDD will continue to undergo validations during 2022, in parallel with its pre-commercialization process in 2022.

Patent License and Application

On September 25, 2020, the Company’s subsidiary, Aptorum Innovations Holding Pte. Limited, entered into an exclusive licence agreement with Accelerate Technologies Pte Ltd, the commercialization arm of the Singapore’s Agency for Science, Technology and Research (“A*STAR”), to co-develop novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology. No upfront fee or royalty on net sales is payable under the license agreements, although we are required to pay a mid-teens to mid-twenties percentage of sublicense revenue that we receive from our sublicensees, if any. In addition, we agreed to pay to the licensor aggregate development milestones of up to US$250,000. When specific development milestone is reached, we are also required to satisfy certain diligence obligations, including recruitment of staff, establishment of relationship with potential customers and exercise commercially reasonable efforts in selling the Licensed Products.

We filed two (2) US provisional patent applications and one (1) Singapore patent application was filed in 2021, but subsequently abandoned. In addition, one (1) US non-provisional patent application was filed on October 8, 2021 and we entered a Paris Convention (PCT) application on February 24, 2022. The claimed inventions are described as: “Unbiased And Simultaneous Amplification Method For Preparing A Double-Stranded DNA Library From A Sample Of More Than One Type Of Nucleic Acid.”

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

FDA Application Status

As of the date of this annual report, we received CTA and IND approvals for ALS-4 and SACT-1 from Health Canada and US FDA to initiate human clinical trial. We have not submitted other applications for IND to the FDA or other regulatory agencies.

Other Projects under Development

The following provides additional detail regarding Other Projects under Development. As noted elsewhere in this report, based on certain criteria, we sometimes cease work on certain projects to focus on projects we believe are more promising. We have discontinued the development of certain candidates because patent applications protecting such technologies could not be obtained from USPTO, so we decided to focus our capital and efforts on other candidates. We typically discontinue the development of a candidate because the expected result could not be generated, so we focus our capital and efforts on our other candidates. The patents and patent applications covering the Other Projects are either owned by the Company or have been in-licensed.

On April 20, 2021, the Company’s subsidiary, Aptorum Therapeutics Limited, entered into an Option Agreement with Yale University to evaluate the certain classes of autoimmune anti-inflammatory drug. The agreement ends on July 14, 2022.

SACT-COV19: Drug repurposing for the treatment of infections caused by COVID-19

SACT-COV19 is a drug repurposing program for the treatment of infections caused by COVID-19. We have completed initial screening under the Smart-ACT® platform to select, out of more than 2,600 small drug molecules that were previously approved for other indications, at least 3 potential candidates for further preclinical investigation against the new coronavirus disease, COVID-19. We are collaborating with Toronto based Covar Pharmaceuticals and University of Oxford, and have also entered into agreement with the University of Hong Kong’s Microbiology Department to conduct further preclinical investigation of the selected candidates prior to seeking approval from regulatory agencies to initiate clinical trials on suitable candidates.

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

ALS-2/ 3: Small molecules for the treatment of bacterial infections caused by Staphylococcus aureus including MRSA

ALS-2/3 is a potential class of next generation small molecules targeting bacterial virulence for the treatment of bacterial infections caused by Staphylococcus aureus including MRSA. In a recent paper published by the inventor, Professor Richard Kao from The University of Hong Kong (also the Founder and Principal Investigator of Acticule), in PNAS (115(310: 8003, 2018), ALS-2/3 suppresses the expression of multiple virulence factors in Staphylococcus aureus simultaneously. In a lethal infection mouse model, compared with the vehicle group, ALS-2/3 protected against Staphylococcus aureus for all the mice in the group, with significant differences between the treatment and control groups [P = 0.0057, by log-rank (Mantel-Cox) test].

ALS-2/3 small molecules are currently at the Lead Optimization stage to optimize its drug-like properties.

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

We are currently undergoing some activities to enable NLS-1 to enter IND-enabling studies. Besides, we are exploring possibilities to develop a non-drug formulation for NLS-1.

On May 6, 2021, we announced that we entered into an agreement with Exeltis (“Exeltis”) (a division of the global pharmaceutical group Insud Pharma) to develop, manufacture and commercialize NLS-1 in the following territories: the European Union and Latin America (with an option to expand the collaboration to the United States). This novel candidate is intended to target woman’s health and gynecological conditions, such as endometriosis or related conditions. Under this agreement, Aptorum Group will retain the development rights in other jurisdictions in the world, as well as the right to develop the novel candidate into a drug product. Commercialization of the product is subject to relevant regulatory approvals in their respective jurisdictions.

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

The renovated medical center is staffed by our group of medical professionals and offers state-of-the-art facilities. Initially we expect to focus our expertise on treatment of chronic diseases resulting from modern sedentary lifestyles and an aging population.

Natural supplement

NLS-2: NativusWell®, a Bioactive Ingredient (DOI) in Chinese Yam for the Relief of Menopausal Symptoms as a Natural Supplement.

NativusWell® (NLS-2) is a natural supplement made with the bioactive ingredient extracted Chinese yam powder containing “DOI”, which is Aptorum Group’s non-hormonal approach intended to meet certain growing consumer nutritional trends and concerns. It is estimated that 1.2 billion women worldwide will be menopausal or postmenopausal by the year 20301. The global woman’s health supplement market for menopausal symptoms is projected to reach over USD$50bn by 2025 with a CAGR rate of 16.4% (2016-2025)2. Initially, the supplement will be commercialized and sold in Hong Kong; the Company is seeking regulatory clearance to market the product in other major jurisdictions. We previously entered into a regional distribution and marketing agreement, but have since decided to commercialize NLS-2 through our own efforts.

[1]	World Health Technical Report Series. Research on the Menopause in the 1990’s. Geneva, Switzerland: World Health Organization; 1996.

[2]	https://www.grandviewresearch.com/press-release/global-isoflavones-market

The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWell®; once ready for sale, we intend to sell it online and in physical healthcare stores.

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

Employees

As of the date of this annual report, we have 26 full-time employees. Of these, 9 are engaged in research and development and laboratory operations, 13 are engaged in general and administrative functions and 4 are engaged in the clinic operation. As of the date of annual report, 25 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 56 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

Our office space in London consists of approximately 172 square feet under a lease that commenced in August 2019, last renewed in March 2022, expires in May 2022 and has a rent of $4,246 per month. Our office space in New York consists of approximately 95 square feet under a lease that commenced in February 2020, which will automatically renew until 1 month’s notice for termination, and has a rent of $1,844 per month. Our facilities in Hong Kong consists of: (i) 2,021 square feet lab space under a lease that commenced in March 2020 and expires in March 2023, that carries a monthly rent of $6,348 and which is used for the center for R&D; (ii) 851 square feet office space under a lease that commenced in December 2017 and expired in December 2020, renewed in December 2020 and expires in March 2023 with a monthly rent of $2,509, (the “HKSTP Office Space”); and (iii) 3,173 square feet space under a lease that commenced in March 2018 and expires in March 2022, renewed in March 2022 and expires in March 2024 with an initial monthly rent of $31,923 (the “AML Lease”, which is home to AML Clinic).

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

This annual report includes consolidated financial statements for the years ended December 31, 2021, 2020 and 2019. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the changes in our results of operations for the years ended December 31, 2019 and 2018 has been omitted from this annual report, but may be found in “Item 5. Operating And Financial Review And Prospects” in our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 29, 2020.

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

Therapeutics Segment. In our therapeutics segment (“Aptorum Therapeutics Group”), we are currently seeking to develop various drug molecules (including projects seeking to use extracts or derivatives from natural substances to treat diseases) and certain technologies for the treatment of human disease conditions to tackle unmet needs, in particular, two of our Lead Projects targeting infectious disease and cancer (including orphan oncology indications). In addition to our main areas of focus above, we are also pursuing therapeutic projects in neurology, gastroenterology, metabolic disorders, women’s health and other disease areas. Aptorum Therapeutics Group is operated through Aptorum’s wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and whose subsidiaries (who we sometimes refer to herein as project companies) are based in the United Kingdom, Singapore and Hong Kong.

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses three businesses: (i) diagnostics projects including a novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology, (ii) natural supplements including NativusWell®, and (iii) AML Clinic. RPIDD technology is currently under co-development with A*STAR. The core objectives of RPIDD are to rapidly and accurately identify and detect existing or emerging unknown pathogens (including DNA/RNA-based viruses such as coronavirus, antibiotic-resistant bacteria, fungi, etc.), in a cost-effective, unbiased and broad-spectrum manner, through liquid biopsy (patients’ blood samples and is potentially adaptable for other sample types), genome sequencing and artificial intelligence driven software analytics. A key objective is also to develop RPIDD to leverage existing and emerging Next-Generation Sequencing platforms for pathogenic genome sequencing analysis. The sale of natural supplements is operated through Nativus Life Sciences Limited (“Nativus”), a subsidiary of Aptorum Therapeutics Limited. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and will be marketed under the brand name NativusWell®; once ready for sale, we intend to sell it online and in physical healthcare stores. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central, Hong Kong as the home to our medical clinic (“AML Clinic”). AML Clinic commenced operations under the name of Talem Medical in June 2018.

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

We have devoted a substantial portion of the proceeds from our offerings to our Lead Projects. Our Lead Projects are ALS-4, SACT-1 and RPIDD. In January 2022, we announced that we have completed Phase 1 clinical trial for ALS-4 and Phase 1 clinical trial for assessing relative bioavailability and food effect of SACT-1. No serious adverse events observed and no relevant clinical changes in respect of vital signs. We expect to be able to submit IND application to the US FDA in 2022 seeking to (i) initiate a Phase 2 clinical study to assess the efficacy of ALS-4 in patients and (ii) initiate our planned Phase 1b/2a trial for SACT-1, subject to regulatory review. We also commenced clinical validation of our molecular based RPIDD and will continue to undergo validations during 2022, in parallel with its pre-commercialization process in 2022.

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

At the Market Offering

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

Private Placement Offering

On May 26, 2021, the Company entered into a private placement shares purchase agreement with Jurchen, issuing 1,387,925 Class A Ordinary Shares at $2.882 per share, representing a 10% premium to the last closing price of the Company’s Class A Ordinary Shares on the NASDAQ stock exchange on that date. The Company received aggregate gross proceeds of $4,000,000 from the purchase of these shares.

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. As a result of this commitment, our pipeline of drug candidates has been steadily advancing. For more information on the nature of the efforts and steps necessary to develop our drug candidates, see Item 4.B. “Business Overview— Lead Projects, Natural Supplements and Other Projects under Development.”

Our drug candidates are still in development, and we have incurred and will continue to incur significant research and development costs for pre-clinical studies and clinical trials. We expect that our research and development expenses will significantly increase in future periods in line with the advancement and expansion of the development of our drug candidates.

Research and development expenses include:

●	employee and consultant compensation related expenses, including salaries, benefits and share based compensation expenses;

●	expenses incurred for payments to CROs, investigators and clinical trial sites that conduct our clinical studies;

●	the cost of acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP;

●	cost associated with sponsored research programs with various universities and research institutions

●	facilities, depreciation, and other expenses, which include office leases and other overhead expenses; and

●	costs associated with patent applications.

Research and development expenses incurred totaled $10.9 million, $11.6 million and $6.9 million for the years ended December 31, 2021, 2020 and 2019, respectively, representing approximately 52.4%, 54.7% and 37.0% of our total operating expenses for the respective period.

We have been able to fund the research and development expenses for our drug candidates through a range of sources, including the proceeds raised from our public offering and follow-on offerings on Nasdaq, private placement to other investors and line of credit facilities from shareholders, related parties and banks.

This diversified approach to funding allows us to not depend on any one method of funding for our research and development activities, thereby reducing the risk that sufficient financing will be unavailable as we continue to accelerate the development of our drug candidates.

RESULTS OF OPERATIONS

Results of Operations for the Years ended December 31, 2021 and 2020

Financial statements and information are presented for the years ended December 31, 2021 and 2020.

The following table summarizes our results of operations for the years ended December 31, 2021 and 2020.

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue
Healthcare services income	$1,541,778	$911,509

Operating expenses
Cost of healthcare services	(1,459,924)	(1,015,023)
Research and development expenses	(10,869,642)	(11,586,923)
General and administrative fees	(5,409,302)	(4,853,488)
Legal and professional fees	(2,617,834)	(2,854,225)
Other operating expenses	(392,511)	(877,391)
Total expenses	(20,749,213)	(21,187,050)

Other (loss) income, net
(Loss) gain on investments in marketable securities, net	(8,031,595)	25,241,556
Loss on investments in derivatives, net	(4,289)	(199,031)
Gain on use of digital currencies	4,918	-
Gain on derecognition of non-financial assets	75,000	-
Interest expense, net	(93,601)	(243,628)
Rental income	-	30,894
Loss on disposal of subsidiaries	(3,638)	-
Sundry income	146,347	365,917
Total other (loss) income, net	(7,906,858)	25,195,708

Net (loss) income	(27,114,293)	4,920,167

Impact of COVID-19 Outbreak

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Group operates. While the closures and limitations on movement, domestically and internationally, are expected to be temporary, if the outbreak continues on its current trajectory the duration of the supply chain disruption could reduce the availability, or result in delays, of materials or supplies to and from the Group, which in turn could materially interrupt the Group’s business operations. There was no material negative impact on the Group’s 2021 and 2020 consolidated result of operations. However, given the speed and frequency of the continuously evolving developments with respect to this pandemic, the Group cannot reasonably estimate the magnitude of the impact to its consolidated results of operations in the future. We have taken every precaution possible to ensure the safety of our employees.

Additionally, it is reasonably possible that estimates made in the consolidated financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including losses on investments; impairment losses related to long-lived assets and current obligations.

Revenue

Healthcare services income was $1,541,778 and $911,509 for the years ended December 31, 2021 and 2020, which related to the service income derived from the AML clinic. The increase in revenue was mainly due to the number of patients increased when compared to last year.

Cost of healthcare services

Cost of healthcare services was $1,459,924 and $1,015,023 for the years ended December 31, 2021 and 2020, which related to the cost incurred by the AML clinic. The increase in cost of healthcare services was mainly due to the number of patients increased when compared to last year.

Research and development expenses

The following table sets forth a summary of our research and development expenses for the years ended December 31, 2021 and 2020. The decrease in research and development expenses was mainly due to less sponsored research to universities in current period, partly offset by the increase in contracted research organizations services and consultation due to the development progress of our lead projects.

	Year Ended December 31, 2021	Year Ended December 31, 2020
Research and Development Expenses:
Payroll expenses	$1,320,020	$1,145,550
Contracted research organizations services	4,569,538	4,184,285
Sponsored research	248,865	1,561,273
Amortization and depreciation	961,447	986,836
Consultation	3,214,824	2,906,222
Other R&D expenses	554,948	515,413
Impairment loss of intangible assets	-	200,000
Milestone payment	-	87,344
Total Research and Development Expenses	$10,869,642	$11,586,923

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2021 and 2020. The increase in general and administration fees was mainly due to increase in bonus expenses to our directors, employees, external consultants and advisors. The increase is partly offset by a significant decrease in travelling expenses due to the outbreak of COVID-19.

	Year Ended December 31, 2021	Year Ended December 31, 2020
General and Administrative Fees:
Payroll expenses	$3,951,421	$3,255,274
Rent and rates	288,806	366,615
Travelling expenses	21,857	140,019
Amortization and depreciation	231,131	347,824
Insurance	555,159	509,593
Advertising and marketing expenses	95,953	55,430
Other expenses	264,975	178,733
Total General and Administrative Fees	5,409,302	4,853,488

Legal and professional fees

For the years ended December 31, 2021 and 2020, the legal and professional fees were $2,617,834 and $2,854,225, respectively. The decrease in legal and professional fees was mainly due to less one-off professional services engaged during 2021.

Other operating expenses

For the years ended December 31, 2021 and 2020, the other operating expenses was $392,511 and $877,391, respectively. The decrease in other operating expenses was mainly due to an impairment loss and loss on disposal of fixed assets in 2020 while there were no such expenses in 2021, and decreased exchange loss during 2021.

Other (loss) income, net

For the years ended December 31, 2021 and 2020, the other (loss) income, net was $(7,906,858) and $25,195,708, respectively. The other loss, net in 2021 was mainly consists of loss on investment in marketable securities, net; while the other income, net in 2020 was mainly derived from gains on investment in marketable securities.

Net (loss) income attributable to Aptorum Group Limited

For the years ended December 31, 2021 and 2020, net (loss) income attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $(25,048,389) and $6,311,340, respectively.

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

Other operating expenses

For the years ended December 31, 2020 and 2019, the other operating expenses was $877,391 and $220,891, respectively. The increase in other operating expenses was mainly due to the impairment loss and loss on disposal of fixed assets, and increased exchange loss during 2020.

Other income (loss), net

For the years ended December 31, 2020 and 2019, the other income (loss), net was $25,195,708 and $(1,918,487), respectively. The other income, net in 2020 was mainly derived from gains on investment in marketable securities. The other loss, net in 2019 was mainly consists of interest expense, net incurred by convertible debts with beneficial conversion feature.

Net income (loss) attributable to Aptorum Group Limited

For the years ended December 31, 2020 and 2019, net income (loss) attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $6,311,340 and $(18,686,762), respectively.

B. Liquidity and Capital Resources

In April 2022, the Group accepted a banking facilities agreement offered by a bank. According to the banking facilities agreement, the bank offers a revolving loan of up to $3 million to the Group. The Group may draw down from the revolving loan at any time through the day immediately preceding 12 months of the agreement effective date. Interest will be payable on demand on the outstanding loans at the rate of either Hong Kong Interbank Offered Rate (“HIBOR”) plus 1.5% per annum for loan in Hong Kong Dollars, or Secured Overnight Financing Rate (“SOFR”) compounded rate plus 1.5% per annum for loan in the United State Dollars. The loan will be secured by a charge over deposits of up to $3 million when the Group draw down.

The Group reported a net loss of $27,114,293 and net operating cash outflow of $14,651,633 for the year ended December 31, 2021. In addition, the Group had an accumulated deficit of $55,537,515 as of December 31, 2021. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash and line of credit facilities from related parties and banks. As of the date of issuance of the consolidated financial statements, the Group has approximately $4.2 million of restricted and unrestricted cash, and $15 million and $3 million, respectively, of undrawn line of credit facilities from related parties and banks. In addition, the Group will need to maintain its operating costs at a level through strictly cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds in order to continue as a going concern for a period within one year after the issuance of its consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceeds the amount of cash and cash equivalents we have at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you the financing will be available in amounts or on terms acceptable to us, if at all.

Condensed Summary of Cash Flows for the Years Ended December 31, 2021 and 2020

	Year Ended December 31, 2021	Year Ended December 31, 2020
Net cash used in operating activities	$(14,651,633)	$(15,931,913)
Net cash provided by investing activities	16,507,039	1,842,164
Net cash provided by financing activities	2,780,725	12,421,932
Net increase (decrease) in cash and restricted cash	4,636,131	(1,667,817)

Operating activities

Net cash used in operating activities amounted to $14.7 million and $15.9 million for the years ended December 31, 2021 and 2020. The decrease in net cash used in operating activities is mainly due to our decreased operating expenses by $0.5 million and the decreased in changes in other receivables and prepayment by $1.1 million.

Investing activities

Net cash provided by investing activities amounted to $16.5 million and $1.8 million for the year ended December 31, 2021 and 2020. The increase in net cash provided by investing activities was due to the proceeds from disposal of investment in marketable securities of $20.1 million in 2021, partly offset by a loan provided to a related party of $3.4 million.

Financing activities

Net cash provided by financing activities amounted to $2.8 million and $12.4 million for the year ended December 31, 2021 and 2020. The decrease in net cash provided by financing activities was due to the decrease in net proceeds from issuance of Class A Ordinary Shares and warrants by $12.8 million, partly offset by the increase in loan received from related parties of $2.5 million.

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

CAPITAL EXPENDITURES

Our capital expenditures were $0.1 million, $0.2 million and $0.9 million for the years ended December 31, 2021, 2020 and 2019, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2021.

	Payment Due by Period
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	190,459	164,458	26,001	-
Finance lease	49,358	49,358	-	-
Total	239,817	213,816	26,001	-

Operating lease commitments

We have several operating leases for office, laboratories and clinic. Operating lease commitments reflect our obligation to make payments under these operating leases.

Finance lease

Finance lease obligation reflect our outstanding payment obligations in connections with our hire purchased vehicle.

CONTINGENT PAYMENT OBLIGATIONS

We have entered into agreements with independent third parties for purchasing office and laboratory equipment. As of December 31, 2021, we had non-cancellable purchase commitments of $49,166.

We have additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of December 31, 2021 are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$282,564
From entering phase 1 to before first commercial sale	22,276,410
First commercial sale	14,982,051
Net sales amount more than certain threshold in a year	70,769,231
Subtotal	$108,310,256

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$201,155
$108,511,411

For the years ended December 31, 2021, 2020 and 2019, the Group incurred $nil, $129,203 and $nil milestone payments, respectively. For the years ended December 31, 2021, 2020 and 2019, the Group did not incur any royalties or research and development funding, respectively.

C. Research and Development, Patents and Licenses, etc.

As of the date of this annual report, the Company has 8 exclusively licensed technologies in the area of neurology, infectious diseases, gastroenterology, oncology, diagnostics and natural health. In addition, the Company is actively developing 7 proprietary technologies.

For the years ended December 31, 2021, 2020 and 2019, the Group incurred $10,869,642, $11,586,923and $6,939,051, respectively, on research and development expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. We believe that the following estimates involve the most significant judgments used in the preparation of our financial statements. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See note 3 to our consolidated financial statements for the year ended December 31, 2021 for more information. Out of our significant accounting policies, which are described in Note 3—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) fair value measurement; (ii) long-term investments, (iii) impairment of long-lived assets, (iv) revenue recognition, and (v) share based compensation.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The sum of the expected undiscounted cash flow is sensitive to key assumption such as projected revenue and research and development expenses, which are required management’s judgement. For the year ended December 31, 2020, we recorded $330,445 of impairment loss of buildings in other operating expenses, and $200,000 impairment loss of an unpatented license in research and development expenses. For the year ended December 31, 2021 and 2019, no impairment loss was recorded.

Share based compensation

We use the fair value method of accounting for our stock options granted to directors, employees, external consultants and advisors to measure the cost services received in exchange for the share based awards. Determining the appropriate valuation model and estimating the fair values of share option grants requires the input of subjective assumptions, including expected stock price volatility, risk-free interest rate, expected term from grant date, dividend rate, and dilution factor. The expected volatility assumption is based partially upon the historical volatility of our Class A ordinary shares, which may or may not be a true indicator of future volatility. The assumptions used in calculating the fair values of share option grants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, share-based compensation expense could be significantly different from what we recorded in the current period. Share-based compensation expense is recognized on a graded vesting basis, net of actual forfeitures in the period. In connection with the grant of share options to employees and non-employees, we recorded share-based compensation charges of $1,203,000 and $479,460, respectively, for the year ended December 31, 2021, $1,191,957 and $286,608, respectively, for the year ended December 31, 2020, and $1,180,477 and $432,355, respectively, for the year ended December 31, 2019.

Provision of income tax and valuation allowance for deferred tax asset

Significant judgment is required in determining income tax expense based on tax laws in the various jurisdictions in which we operate. In calculating our effective income tax rate, estimates are required regarding the timing and amount of taxable and deductible items which will adjust the pre-tax income or loss reported in various tax jurisdictions. Through our interpretation of local tax regulations, adjustments to pre-tax income or loss for income or loss reported in various tax jurisdictions are reflected within various tax filings. Although we believe that our estimates and judgments discussed herein are reasonable, actual results may be materially different than the estimated amounts.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings. As of December 31, 2021 and 2020, we have made fully valuation allowance to deferred tax assets with amount of $12.6 million and $9.6 million, respectively.

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

On August 27, 2021, Dr. Angel Ng tendered her resignation as the Company’s Chief Operating Officer. Angel’s resignation did not result from any disagreement regarding any matter related to the Company’s operations, policies or practices.

Name	Age	Position
Executive Officers
Ian Huen	42	Founder, Chief Executive Officer and Executive Director
Darren Lui	41	President and Executive Director
Clark Cheng	42	Chief Medical Officer and Executive Director
Sabrina Khan	40	Chief Financial Officer
Thomas Lee	49	Head of Research and Development
Non-Management Directors
Charles Bathurst	67	Independent Non-Executive Director and Chair of Audit Committee
Mirko Scherer	53	Independent Non-Executive Director
Justin Wu	52	Independent Non-Executive Director and Chair of Compensation Committee
Douglas Arner	52	Independent Non-Executive Director and Chair of Nominating and Corporate Governance Committee

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

PROFESSOR JUSTIN WU

Professor Justin Wu is an Independent Non-Executive Director of Aptorum Group Limited. He also has been serving as the Chief Operating Officer of CUHK Medical Centre since August 2018. He served as the Associate Dean (Development) of the Faculty of Medicine at CUHK from July 2014 to June 2018 and the Associate Dean (Clinical) of the Faculty of Medicine at CUHK from December 2012 to July 2014, and has been serving a Professor in the Department of Medicine and Therapeutics since 2009, also the Director of the S. H. Ho Center for Digestive Health, a research center specializing in functional gastrointestinal diseases, reflux and motility disorders, and digestive endoscopy. Active in research publications and assessments, Professor Wu served as the International Associate Editor of American Journal of Gastroenterology (“AJG”), and Managing Editor of Journal of Gastroenterology and Hepatology (“JGH”). He is also the Secretary General of the Asian Neurogastroenterology and Motility Association (“ANMA”), and Secretary General of the Asia Pacific Association of Gastroenterology (“APAGE”).

Professor Wu has won a number of awards including the Emerging Leader in Gastroenterology Award by the JGH Foundation, and the Vice Chancellor’s Exemplary Teaching Award at CUHK. Aside from his expertise in gastroenterology, Professor Wu has an extensive interest in the development of Integrative Medicine in Hong Kong. He is the Founding Director of the Hong Kong Institute of Integrative Medicine, working closely with the School of Chinese Medicine to develop an integrative model at an international level. The institute aims at maximizing the strength of Western and Chinese medicine to provide a safe and effective integrative treatment to patients.

Professor Wu served as a consultant and an advisory board member for Takeda Pharmaceutical, AstraZeneca, Menarini, Reckitt Benckiser and Abbott Laboratory. He earned his Bachelor of Medicine and Bachelor of Surgery Degree (1993), and his Doctor of Medicine Degree (2000) from CUHK. Additionally, he attained Fellowships of the Royal College of Physicians of Edinburgh and London in 2007 and 2012 respectively, Fellowship of the Hong Kong College of Physicians in 2002, Fellowship of the Hong Kong Academy of Medicine in 2002, and has been an American Gastroenterological Association Fellow since 2012.

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

B. Compensation of Executive Directors and Executive Officers

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2021 to each of the following named executive officers. The total amount was $3.8 million in 2021. A total 483,697 options were awarded to executive directors and executive officers in 2021. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the compensation included in the table below, which covers the fiscal year ended December 31, 2021, we issued an aggregate of 977,614 options to the persons included in the table below since January 1, 2022 through the date of this report. (See “Item 6. Directors, Senior Management and Employees – E. Share Ownership”)

The base salary of Mr. Ian Huen will be adjusted to HK$223,200 (approximately US$28,615 per month) with effect from March 1, 2022.

The base salary and monthly salary paid to Dr. Clark Cheng to serve as Director of Aptorum Innovations Holding Pte. Limited remains unchanged. However, we did adjust the monthly service fee payable to ACC Medical Limited to HK$143,200 (approximately US$18,359 per month) effective from March 1, 2022. Dr. Cheng is the sole director and shareholder of ACC Medical Limited. Hence, for the purposes of this filing and disclosure, the consulting service fee and share options granted to ACC Medical Limited will be deemed as Dr. Cheng’s compensation.

The base salary of Mr. Lui remains unchanged while the monthly service fee of CGY Investment Limited will be adjusted to HK$171,200 (approximately US$21,949) with effect from March 1, 2022. CGY is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Hence, for the purposes of this filing and disclosure, 50% of the consulting service fee and share options will be deemed as Mr. Lui’s compensation.

The Board also determined to issue Dr. Cheng and Miss Sabrina Khan a discretionary cash bonus equal to one-month and four-month of their base salary, respectively.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(9)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Ian Huen (2) (CEO)	2021	288,000	24,000	372,943	300,001	2,308	-		987,252

Darren Lui (3) (President)	2021	166,667	6,667	186,472	150,001	2,308	-		512,115

Clark Cheng (4) (CMO)	2021	280,610	21,982	256,398	237,501	10,158	119	(6)	806,768

Sabrina Khan (5) (CFO)	2021	208,600	69,918	172,486	174,167	2,308	-		627,479

Thomas Lee (7) (Head of R&D)	2021	229,600	19,518	233,090	225,001	2,308	-		709,517

Angel Ng (8) (COO)	2021	92,859	6,300	23,309	36,999	1,731	-		161,198

(1)	The Appointment Letters provide salaries in HKD; for purposes of this table, we used a conversion ratio of HKD7.80 to USD1.00 to determine the salary in USD.

(2)	Mr. Huen is the founder and was appointed as the Chief Executive Officer of Aptorum Group on October 1, 2017. Before that, he was a director of the Company.

(3)	Mr. Lui was appointed as the Chief Business Officer and President of Aptorum Group on October 1, 2017 and resigned as Chief Business Officer on October 10, 2019.

(4)	Dr. Cheng was appointed as the Chief Medical Officer of Aptorum Group on January 2, 2018.

(5)	Miss Khan was appointed as the Chief Financial Officer of Aptorum Group on October 16, 2017. The monthly salary of Miss Khan remains unchanged in 2022.

(6)	Pursuant to Dr. Cheng’s appointment letter, Dr. Cheng received a share bonus of 526 ordinary shares of AML, representing 5% of AML’s issued and outstanding ordinary shares (the “Share Bonus”) in 2018. Based on the Company’s financial position and Dr. Cheng’s performance, on each anniversary of Dr. Cheng’s employment commencement date, the Share Bonus is eligible to increase by 1% of AML’s then issued and outstanding ordinary share count per year up to a maximum additional amount of 5% of AML’s then issued and outstanding ordinary share count by the 5th anniversary from his employment commencement date. As of the date of this annual report, Dr. Cheng received a total of 989 ordinary shares of AML, representing 9% of AML’s issued and outstanding ordinary shares; during fiscal 2021, Dr. Cheng received 117 ordinary shares of AML, the cash value of which is USD117; during fiscal 2022, Dr. Cheng received 119 ordinary shares with cash value of which is USD119.

(7)	Dr. Lee was appointed as the Head of Research & Development of Aptorum Group on April 1, 2019. Before that, he was the Chief Executive Officer and Chief Scientific Officer of Aptorum Therapeutics Limited, a wholly-owned therapeutics subsidiary of Aptorum Group Limited from January 2018 to March 2019. The monthly salary of Dr. Lee was adjusted to HK$154,000 (approximately US$19,744) since January 1, 2022.

(8)	Dr. Ng served as the Chief Operating Officer of Aptorum Group from April 1, 2019 to November 26, 2021.

(9)	Represents deferred bonuses provided to directors and executive officers, which will be vested after 1-2 years vesting period.

Compensation of Non-executive Directors

The following table sets forth information for the fiscal year ended December 31, 2021 regarding the compensation of our non-executive directors who at December 31, 2021, were not also named executive officers. A total 43,480 options were awarded to non-executive directors in 2021. In addition to the compensation included in the table below, which covers the fiscal year ended December 31, 2021, we issued an aggregate of 89,556 options to the persons included in the table below since January 1, 2022 through the date of this report.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(6)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charles Bathurst (1)	49,200	(2)	-	27,972	29,000	-	-	106,172
Mirko Scherer (3)	30,750		-	27,972	29,000	-	-	87,722
Justin Wu (4)	30,750		-	27,972	29,000	-	-	87,722
Douglas Arner (5)	30,750		-	27,972	29,000	-	-	87,722

(1)	Mr. Bathurst was appointed as one of our directors as of October 2017 and is entitled to receive $50,676 annually for his combined services as a director and a committee member effective from January 1, 2022.

(2)	Mr. Bathurst’s appointment Letter provides his salary in GBP. For purposes of this table, we used a conversion ratio of GBP0.75 to USD1.00 to determine his salary in USD; however, the ultimate amount paid is based on the actual rate as of the relevant pay day at the end of each month.

(3)	Dr. Scherer was appointed as one of our directors as of October 2017 and is entitled to receive $31,673 annually for his services as a director effective from January 1, 2022.

(4)	Professor Wu was appointed as one of our directors as of October 2017 and is entitled to receive $31,673 annually for his combined services as a director and a committee member effective from January 1, 2022.

(5)	Professor Arner’s appointment as one of our directors became effective as of April 1, 2018 and is entitled to receive $31,673 annually for his combined services as a director and a committee member effective from January 1, 2022.

(6)	Represents deferred bonuses provided to directors which will be vested after 1-2 years vesting period.

2017 Share Option Plan

On October 13, 2017, we adopted the 2017 Share Option Plan (the “Option Plan”) and on November 5, 2021, we amended the Option Plan. Under the Option Plan, up to an aggregate of 5,500,000 Class A Ordinary Shares (subject to subsequent adjustments described more fully below) may be issued pursuant to awards under the Option Plan. Subsequent adjustments include that on each January 1, starting with January 1, 2020, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Class A Ordinary Shares (on a fully diluted basis) on the immediate preceding December 31, and (B) such lower number of Class A Ordinary Shares as may be determined by the board of directors, subject in all cases to adjustments as provided in Section 10 of the Option Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors.

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

1,531,332 options were granted on March 8, 2022 to directors, employees, external consultants and advisors of the Group with an exercise price of $1.34 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 748,881 options vest on January 1, 2023 and expire on December 31, 2033; 748,868 options vest on January 1, 2024 and expire on December 31, 2034; 18,657 options vest on June 8, 2022 and expire on June 7, 2033; and 14,926 options vest on July 14, 2022 and expire on July 13, 2033.

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

D. Employees

As of the date of this annual report, we have 26 full-time employees. Of these, 9 are engaged in research and development and laboratory operations, 13 are engaged in general and administrative functions and 4 are engaged in the clinic operation. As of the date of annual report, 25 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 56 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 13,260,446 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares outstanding as of the date of this annual report.

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

Unless otherwise indicated, the business address of each of the individuals is 17 Hanover Square, London, W1S 1BN, United Kingdom.

Name and Address of Beneficial Owner	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Percentage of Total Class A and Class B Ordinary Shares(1)	Percentage of Total Voting Power(2)
Ian Huen(3)	4,403,074	16,061,469	56.11%	69.24%
Darren Lui(4)	330,485	2,141,333	6.91%	9.15%
Clark Cheng(5)	*	-	*	*
Sabrina Khan(6)	*	-	*	*
Thomas Lee(7)	*	-	*	*
Charles Bathurst(9)	*	-	*	*
Mirko Scherer(10)	*	-	*	*
Justin Wu(11)	*	-	*	*
Douglas Arner(12)	*	-	*	*
All directors and executive officers as a group (9 persons)	5,378,107	18,202,802	63.99%	78.48%

5% Beneficial Owner
Jurchen Investment Corporation(3)	4,243,613	16,061,469	56.03%	69.22%
Sui Fong Isabel Huen Ng(13)	211,986	1,907,870	5.94%	8.12%
CGY Investments Limited(14)	631,270	4,015,367	12.96%	17.15%

*	Less than 1% of total outstanding Ordinary Shares on an as converted basis.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of Class A Ordinary Shares and Class B Ordinary Shares, and the number of Class A Ordinary Shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. Following the IPO, each Class B Ordinary Share can be converted at any time on a one-for-one basis into Class A Ordinary Shares at the discretion of the holder.

(2)	For each person and group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group with respect to all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares as one single class. Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to ten votes per share on all matters subject to a shareholders’ vote.

(3)	Includes 3,703,073 Class A Ordinary Shares owned by Jurchen, warrants held by Jurchen to purchase 540,540 Class A Ordinary Shares, options granted to Mr. Huen to purchase 159,461 Class A Ordinary Shares, and 16,061,469 Class B Ordinary Shares owned by Jurchen. Jurchen Investment Corporation, is a company wholly-owned by Mr. Huen. Mr. Huen maintains sole voting control over the shares held by Jurchen, the principal office address of which is at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong. Does not include 72,464 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 and 298,508 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Mr. Huen pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(4)	Includes (i) 14,850 Class A Ordinary Shares and 133,649 Class B Ordinary Shares held by DSF Investment Holdings Limited, which is 29.5% held by Mr. Lui, and 70.5% held by Eternal Clarity Holdings Limited which is wholly-owned by Mr. Lui’s mother, Ms. Emily Woo, and is located at Flat A2, 11th Floor, Wing Hang Insurance Building, 11 Wing Kut Street, Hong Kong, (ii) 240,931 Class A Ordinary Shares and 2,007,684 Class B Ordinary Shares held by CGY Investments Limited, which is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother), and (iii) options held by CGY Investments Limited to purchase 74,704 Class A Ordinary Shares. Mr. Lui only controls and/or has substantial influence on the disposition and voting rights of 29.5% of the Aptorum shares DSF owns; Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother regarding the CGY shares. Does not include 36,232 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 and 149,254 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to CGY Investments Limited, of which represented 50% deemed controlled by Mr. Lui, pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(5)	Pursuant to his appointment letter, Dr. Cheng received 9% of Aptorum Medical Limited’s ordinary shares as of the date of this annual report. Does not include 49,819 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 to Dr. Cheng, and 205,224 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to ACC Medical Limited, pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report. ACC Medical Limited, is a company wholly-owned by Dr. Cheng. Dr. Cheng maintains sole voting control over the shares held by ACC Medical Limited, the principal office address of which is at Unit 1, 13/F, Block A, 19-25 Jervois Street, Hong Kong.

(6)	Does not include 33,514 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 and 138,060 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Miss Khan pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(7)	Does not include 45,290 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 and 186,568 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Dr. Lee pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(8)	[reserved]

(9)	Does not include 5,435 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 and 22,389 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Mr. Bathurst pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(10)	Does not include 5,435 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 and 22,389 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Mr. Scherer pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(11)	Does not include 5,435 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 and 22,389 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Professor Wu pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(12)	Does not include 5,435 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 and 22,389 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Professor Arner pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(13)	Sui Fong Isabel Huen Ng is the mother of Mr. Ian Huen. Mr. Ian Huen does not have control nor substantial influence on the disposition and voting rights of the shares held by his mother.

(14)	CGY Investments Limited is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Includes (i) 481,863 Class A Ordinary Shares and 4,015,367 Class B Ordinary Shares held by CGY Investments Limited, and (ii) options held by CGY Investments Limited to purchase 149,407 Class A Ordinary Shares. Does not include 72,464 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 11, 2021 and 298,508 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to CGY Investments Limited pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Lines of Credit

On August 13, 2019 (the “Effective Date”), Aptorum Therapeutics Limited (“ATL”), one of our wholly-owned subsidiaries, entered into two separate Promissory Notes and Line of Credit Agreements (the “Agreements”) with Aeneas Group Limited and Jurchen Investment Corporation (“Jurchen”). The Aeneas Group Limited Agreement and Jurchen Agreement provide ATL with a line of credit up to twelve million dollars ($12,000,000) and three million dollars ($3,000,000), respectively (collectively, the “Line of Credit”), representing the maximum aggregate amount of the advances of funds from the Line of Credit that may be outstanding at any time under the Line of Credit (the “Principal Indebtedness”). ATL may draw down from the Line of Credit at any time through the day immediately preceding the third anniversary of the Effective Date (the “Maturity Date”). The Maturity is extendable for up to an additional three years period upon mutual written consent. Interest will be payable on the outstanding Principal Indebtedness at the rate of eight percent (8%) per annum, payable semi-annually in arrears on February 12 and August 12 in each year. ATL may pre-pay in whole or in part, the Principal Indebtedness of the Line of Credit, and all interest accrued at any time prior to the Maturity Date, without penalty. Under the Agreements, in addition to certain standard covenants, we are also not permitted, without the prior written consent of Aeneas Group and Jurchen to (i) liquidate, dissolve or wind-up our business and affairs; (ii) effect any merger or consolidation transaction; (iii) sell, lease, transfer, license or otherwise dispose, in a single transaction or series of related transactions, all or substantially all of our assets; or (iv) consent to any of the foregoing. The Agreements are subject to standard events of default, which if not cured within the agreed upon cure period, permits Aeneas Group Limited or Jurchen, as applicable, to declare the outstanding Principal Indebtedness immediately due and payable, to exercise any other remedy provided for in the Agreements or any other right available to Aeneas Group Limited or Jurchen as provided at law or in equity. Jurchen and Aeanas Group Limited also maintain the right to set-off during the term of the Agreements. As of the date hereof, the Company has not drawn down any loan from the Line of Credit.

On November 17, 2021, Aptorum Therapeutics Limited (the “Lender”) entered into a loan agreement with Talem Medical Group Limited (“Talem” or the “Borrower”). According to the loan agreement, the Lender will grant a loan of up to AUD 4.7 million for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing at a rate of 10% per annum and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. The loan is initially matured 6 months from the date of the first drawdown date. The maturity date may be extended for 6 months to the first extended maturity date, and further extended for another 6 months to the second extended maturity date, if certain conditions stated in loan agreement are satisfied. We consider this loan to be a related party transaction as certain insiders, including Ian Huen, our Chief Executive Officer, Executive Director and Director of the Lender; Dr. Clark Cheng, our Chief Medical Officer, Executive Director and Director of the Lender; Darren Lui, our President, Executive Director and Director of the Lender; Professor Justin Wu, our Independent Non-Executive Director; and Dr. Thomas Lee, our Head of Research and Development and Director of the Lender have direct and indirect minority interests in the Borrower. As of the date hereof, the Lender has lent approximately AUD 4.7 million to Talem Medical and the current maturity date is May 16, 2022.

On January 13, 2022, the Group entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million in line of credit debt financing for its daily operation. The line of credit will mature on July 12, 2022, extendable for up to twelve months, and the interest on the outstanding principal indebtedness will be at the rate of 10% per annum.

Sales and Purchases of Securities

Registered Direct Offering

On May 26, 2021, the Company entered into a private placement shares purchase agreement with Jurchen, issuing 1,387,925 Class A Ordinary Shares at $2.882 per share, representing a 10% premium to the last closing price of the Company’s Class A Ordinary Shares on the NASDAQ stock exchange on that date. The Company received aggregate gross proceeds of $4,000,000 from the purchase of these shares.

Disposal of a subsidiary

On May 27, 2021, Aptorum Therapeutics Limited, which is a wholly owned subsidiary of Aptorum Group Limited, entered a Share Sale Agreement to sell all of the shares of SMPTH Limited, a previously wholly owned subsidiary of Aptorum Therapeutics Limited, to Aeneas Group Limited at the consideration $1.

Consulting Arrangements

CGY Investment Limited

We entered into a consulting agreement with CGY Investment Limited (“CGY”) effective on January 10, 2020. Pursuant to this agreement, CGY shall provide certain consultancy, advisory, and management services to the Group on potential investment projects related to health care or R&D platform; CGY shall be initially paid a monthly service fee of HK$104,000 per month (approximately US$13,333 per month), during the term of the agreement, which is remain in effect unless it is terminated. The monthly service fee is adjusted to HK$171,200 (approximately US$21,949) with effect from March 1, 2022. The agreement may be terminated by either party providing 1-months written notice to the other party.

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

ACC Medical Limited

We entered into a consulting agreement with ACC Medical Limited (“ACC”) effective on December 1, 2020. Pursuant to this agreement, ACC shall provide certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development; ACC shall be initially paid a monthly service fee of HK$101,542 per month (approximately US$13,018 per month), during the term of the agreement, which is to remain in effect unless it is terminated. The monthly service fee is adjusted to HK$143,200 (approximately US$18,359 per month) effective from March 1, 2022. The agreement may be terminated by either party providing 1-months written notice to the other party. ACC is wholly owned by Dr. Clark Cheng, who is also the sole director of ACC, the Group’s Chief Medical Officer and one of its executive directors.

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

Employment Agreements

We entered into Appointment Letters with each of our executive officers. The terms of the Appointment Letters for each of our executive officers are consistent with each other, except with regard to the individual’s compensation, term of employment and duties and responsibilities, the latter of which coincides with the standard functions normally associated with the given position. In addition to setting forth the individual compensation and such, the appointment letters contain the following material terms:

We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiration of his or her Appointment Letter, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

In addition, each executive officer has agreed to be bound by non-solicitation and non-compete restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit or entice away from the Company, any person, firm, company or organization that is or shall have been at any time within 12 months prior to termination of employee a customer, client, identified prospective customer or client of the Company or in the habit of dealing with the Company; (ii) employ, solicit or entice away from the Company any person who is or shall have been on the date of or within 12 months prior to termination of employment an employee of the Company; or (iii) assume employment with or provide services to, or otherwise engage in income generating activities with any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent.

Some of our Appointment Letters also provide for the executive officer to participate in our mandatory provident fund, which is similar to a pension fund.

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

Due to the amount of restricted and unrestricted cash and investments that we had on hand during our year ending December 31, 2021, we believe that we were classified as a PFIC for that tax year. Depending on the future composition and value of our assets, we may be classified as a PFIC for future years.

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

Currency risk sensitivity analysis

At December 31, 2021 and 2020, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since the Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

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

We received gross proceeds of approximately $12.0 million from our initial public offering. As of the date of this annual report, in addition to our expenses relating to our IPO, all IPO proceeds have been used on our lead projects and other projects.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2021, were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

In connection with the previous audit of our financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

As of December 31, 2021 and 2020, we determined that the aforementioned measures remediated the material weakness. However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2021. Based on the definition of “material weakness” and “significant deficiency” in the standards established by the Public Company Accounting Oversight Board of the United States, our management concluded that the deficiency now only rises to the level of a significant deficiency.

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

	For the years ended December 31,
	2021	2020
	(In thousand)
Audit fees	$258	$253
Audit-related fees	37	45
Tax fees	-	-
All other fees	-	-
Total	$295	$298

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

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Aptorum Group Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Association, as amended**
2.1	Registrant’s Specimen Certificate for Ordinary Shares*
2.2	Form of Underwriter’s Warrant+++
2.3	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended**
2.4	Form of Warrant+
4.1	Form of Underwriting Agreement+++
4.2	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017*
4.3	Employment Letter between the Company and Sabrina Khan (Chief Financial Officer), dated September 1, 2017*
4.4	Addendum to Employment Letter between Company and Sabrina Khan (Chief Financial Officer) dated April 24, 2018*
4.5	Appointment Letter between the Company and Darren Lui (Chief Business Officer, President & Director), dated September 25, 2017*
4.6	Employment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated August 31, 2017*
4.7	Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated September 25, 2017*
4.8	Second Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated October 30, 2017*
4.9	Third Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated January 2, 2018*
4.10	Appointment letter between the Company and Keith Chan (former Chief scientific officer) (Terminated March 13, 2019)*
4.11	Appointment Letter between the Company and Charles Bathurst (Independent Non-Executive Director), dated September 24, 2017*
4.12	Appointment Letter between the Company and Mirko Scherer (Independent Non-Executive Director), dated September 24, 2017*
4.13	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017*
4.14	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018*
4.15	2017 Share Option Plan, as amended (15)
4.16	Service Agreement Between Covar Pharmaceuticals Incorporated and Videns Incorporation Limited*
4.17	Consulting Agreement between the Company and GloboAsia, LLC (includes provisions for the appointment of Keith Chan as member of the Scientific Advisory Board) dated March 13, 2019(5)
4.18	Exclusive Patent License Agreement for ALS-4 dated October 18, 2017(3)
4.19	First Amendment to Exclusive License Agreement for ALS-4 dated June 7, 2018*
4.20	Second Amendment to Exclusive License Agreement for ALS-4 dated July 10, 2019(6)
4.21	Exclusive License Agreement for ALS-4 dated January 11, 2019(4)

4.22	Employment Agreement with Dr. Lee dated March 13, 2019++
4.23	Master Collaboration Agreement by and between the Company, A*ccelerate Technologies Pte. Ltd, and AENEAS CAPITAL LIMITED dated April 24, 2019(1)
4.24	Bond Repurchase Agreement dated April 24, 2019(1)
4.25	Form of Line of Credit Agreement(2)
4.26	Form of Promissory Note(2)
4.27	Form of Securities Purchase Agreement+
4.28	Consulting agreement with CGY Investment Limited effective on January 10, 2020(6)
4.29	Administrative Consultant Services Agreement with Aeneas Management Limited dated January 1, 2019(6) (Terminated April 30, 2020)
4.30	Secondment Agreement between the Company and Aenco Limited dated January 1, 2019(6) (Replaced April 1, 2020)
4.31	Secondment Agreement (2) between the Company and Aenco Limited dated April 1, 2020(6) (Terminated September 30, 2020)
4.32	Evaluation Agreement with Illumina Inc. (portions of the exhibit have been omitted because they (i) are not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.)(7)
4.33	Placement Agency Agreement, dated February 25, 2020 between the Company and Alliance Global Partners(8)
4.34	Form of Securities Purchase Agreement(8)
4.35	Form of Warrant(8)
4.36	Form of Securities Purchase Agreement dates as of September 29, 2020, by and among the Company and the purchasers named therein(9)
4.37	Form of Warrant(9)
4.38	Form of Pre-Funded Warrant(9)
4.39	Form of Placement Agent Warrant(9)
4.40	Exclusive License Agreement with Accelerate Technologies Pte Ltd.’s dated September 25, 2020(11, 12)
4.41	Sales Agreement, dated March 26, 2021 between the Company and H.C. Wainwright(10)
4.42	Share Subscription and Shareholders Agreement dated as of September 25, 2020(11,12)
4.43	Contract Research Agreement between Aptorum Therapeutics Limited and Aeneas Technology (Hong Kong) Limited(12)
4.44	Loan Agreement between Aptorum Therapeutics Limited and Talem Medical Group Limited (portions of the exhibit have been omitted because they (i) are not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.)(11)(13)
4.45	Specific Security Deed between Aptorum Therapeutics Limited and Talem Medical Group Limited(13)
4.46	Private Placement Shares Purchase Agreement with Jurchen Investment Corporation(14)
4.47	Concerted Action Agreement between Aptorum Therapeutics Limited and Peace Range Limited dated December 30, 2021 regarding to Mios Pharmaceuticals Limited **
4.48	Concerted Action Agreement between Aptorum Therapeutics Limited and Peace Range Limited dated December 30, 2021 regarding to Scipio Life Sciences Limited **
8.1	List of Subsidiaries**
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***
15.1	Consent of Marcum Bernstein & Pinchuk LLP**
99.1	Code of Business Ethics*
101.INS	Inline XBRL Instance Document**
101.SCH	Inline XBRL Taxonomy Extension Schema Document**
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)**

***	Furnished with this annual report on Form 20-F
**	Filed with this annual report on Form 20-F
*	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018

+++	Incorporated by reference to our Registration Statement Filed on Form F-1 on November 15, 2018
++	Incorporated by reference to our Current Report on Form 6-K filed on April 1, 2019
+	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020

(1)	Incorporated by reference to our Current Report on Form 6-K filed on April 24, 2019
(2)	Incorporated by reference to our Current Report on Form 6-K filed on August 14, 2019

(3)	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.
(4)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(5)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019

(6)	Incorporated by reference to our annual report on Form 20-F filed on April 29, 2020. Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.
(7)	Incorporated by reference to our Current Report on Form 6-K filed on January 25, 2021; portions of the exhibit were omitted because they (i) are not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.
(8)	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020
(9)	Incorporated by reference to our Current Report on Form 6-K filed on October 2, 2020
(10)	Incorporated by reference to our Current Report on Form 6-K filed on March 26, 2021
(11)	Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) is the type that the registrant treats as private or confidential.
(12)	Incorporated by reference to our annual report on Form 20-F filed on April 19, 2021
(13)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021
(14)	Incorporated by reference to our Current Report on Form 6-K filed on May 26, 2021
(15)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aptorum Group Limited

Date: April 29, 2022	By:	/s/ Ian Huen
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

Financial Statements

New York Office 7 Penn Plaza, Suite 830 New York, NY 10001 T 212.279.7900

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Aptorum Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptorum Group Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York
April 29, 2022

PCAOB ID. 5395

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2021 and 2020

(Stated in U.S. Dollars)

	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$8,131,217	$3,495,231
Restricted cash	130,270	130,125
Digital currencies	-	1,539
Accounts receivable	78,722	62,221
Inventories	35,775	39,133
Marketable securities, at fair value	236,615	28,384,944
Investments in derivatives	-	4,289
Amounts due from related parties	47,754	-
Due from brokers	76,380	160,337
Loan receivable from a related party	3,358,089	-
Other receivables and prepayments	593,478	1,378,996
Total current assets	12,688,300	33,656,815
Property, plant and equipment, net	3,731,116	4,686,323
Operating lease right-of-use assets	154,439	547,389
Long-term investments	4,156,907	4,079,707
Intangible assets, net	880,256	964,857
Long-term deposits	296,225	296,225
Total Assets	$21,907,243	$44,231,316

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$11,389	$145,926
Accounts payable and accrued expenses	4,172,565	3,240,772
Finance lease liabilities current	47,923	49,396
Operating lease liabilities, current	145,391	432,600
Total current liabilities	4,377,268	3,868,694
Finance lease liabilities, non-current	-	47,923
Operating lease liabilities, non-current	23,853	155,121
Loan payables to related parties	-	2,007,285
Total Liabilities	$4,401,121	$6,079,023

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 13,202,408 and 11,584,324 shares issued and outstanding as of December 31, 2021 and 2020, respectively)	$13,202,408	$11,584,324
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as of December 31, 2021 and 2020)	22,437,754	22,437,754
Additional paid-in capital	43,506,717	38,247,903
Accumulated other comprehensive (loss) income	(2,019)	53,296
Accumulated deficit	(55,537,515)	(30,489,126)
Total equity attributable to the shareholders of Aptorum Group Limited	23,607,345	41,834,151
Non-controlling interests	(6,101,223)	(3,681,858)
Total equity	17,506,122	38,152,293
Total Liabilities and Equity	$21,907,243	$44,231,316

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For Years Ended December 31, 2021, 2020 and 2019

(Stated in U.S. Dollars)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

Revenue
Healthcare services income	$1,541,778	$911,509	$535,166

Operating expenses
Cost of healthcare services	(1,459,924)	(1,015,023)	(794,545)
Research and development expenses	(10,869,642)	(11,586,923)	(6,939,051)
General and administrative fees	(5,409,302)	(4,853,488)	(7,373,425)
Legal and professional fees	(2,617,834)	(2,854,225)	(3,405,705)
Other operating expenses	(392,511)	(877,391)	(220,891)
Total operating expenses	(20,749,213)	(21,187,050)	(18,733,617)

Other (loss) income, net
(Loss) gain on investments in marketable securities, net	(8,031,595)	25,241,556	(81,839)
Gain on long-term investments	-	-	1,147,190
(Loss) gain on investments in derivatives, net	(4,289)	(199,031)	87,599
Gain on use of digital currencies	4,918	-	46,717
Gain on derecognition of non-financial assets	75,000	-	-
Gain on extinguishment of convertible debts	-	-	1,198,490
Changes in fair value of warrant liabilities	-	-	(866,300)
Interest expense, net	(93,601)	(243,628)	(3,699,672)
Rental income	-	30,894	16,868
Loss on disposal of subsidiaries	(3,638)	-	-
Sundry income	146,347	365,917	232,460
Total other (loss) income, net	(7,906,858)	25,195,708	(1,918,487)

Net (loss) income	(27,114,293)	4,920,167	(20,116,938)
Net loss attributable to non-controlling interests	2,065,904	2,146,687	1,430,176
Deemed dividend related to warrants down round provision	-	(755,514)	-

Net (loss) income attributable to Aptorum Group Limited	$(25,048,389)	$6,311,340	$(18,686,762)

Net (loss) income per share attributable to Aptorum Group Limited
- Basic	$(0.71)	$0.20	$(0.64)
- Diluted	$(0.71)	$0.20	$(0.64)
Weighted-average shares outstanding
- Basic	35,033,970	31,135,882	29,008,445
- Diluted	35,033,970	31,534,473	29,008,445

Net (loss) income	$(27,114,293)	$4,920,167	$(20,116,938)

Other comprehensive (loss) income
Exchange differences on translation of foreign operations	(55,315)	58,848	(10,897)
Other comprehensive (loss) income	(55,315)	58,848	(10,897)

Comprehensive (loss) income	(27,169,608)	4,979,015	(20,127,835)
Comprehensive loss attributable to non-controlling interests	2,065,904	2,146,687	1,430,176
Deemed dividend related to warrants down round provision	-	(755,514)	-

Comprehensive (loss) income attributable to the shareholders of Aptorum Group Limited	(25,103,704)	6,370,188	(18,697,659)

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

For Years Ended December 31, 2021, 2020 and 2019

(Stated in U.S. Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Non- controlling interests	Total
	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount

Balance, January 1, 2019	6,537,269	$6,537,269	22,437,754	$22,437,754	$23,003,285	$(18,869,218)	$5,345	$(368,533)	$32,745,902
Issuance of shares to non-controlling interest	-	-	-	-	10,672	-	-	(10,672)	-
Issuance of tokens	-	-	-	-	-	-	-	300,000	300,000
Reacquisition of convertible bonds	-	-	-	-	(1,298,490)	-	-	-	(1,298,490)
Disposal of a subsidiary	-	-	-	-	-	-	-	(75)	(75)
Share-based compensation	-	-	-	-	1,612,832	-	-	-	1, 612,832
Exercise of warrants	60,093	60,093	-	-	1,559,325	-	-	-	1,619,418
Exchange difference on translation of foreign operation	-	-	-	-	-	-	(10,897)	-	(10,897)
Net loss	-	-	-	-	-	(18,686,762)	-	(1,430,176)	(20,116,938)

Balance, December 31, 2019	6,597,362	$6,597,362	22,437,754	$22,437,754	$24,887,624	$(37,555,980)	$(5,552)	$(1,509,456)	$14,851,752
Issuance of Class A Ordinary Shares and warrants, net of issuance cost	4,120,581	4,120,581	-	-	12,661,754	-	-	-	16,782,335
Issuance of shares to non-controlling interest	-	-	-	-	25,715	-	-	(25,715)	-
Warrant Exchange	540,540	540,540	-	-	(540,540)	-	-	-	-
Share-based compensation	-	-	-	-	1,478,565	-	-	-	1,478,565
Exercise of warrants	313,513	313,513	-	-	(313,513)	-	-	-	-
Exercise of options	12,328	12,328	-	-	48,298	-	-	-	60,626
Exchange difference on translation of foreign operation	-	-	-	-	-	-	58,848	-	58,848
Net income (loss)	-	-	-	-	-	7,066,854	-	(2,146,687)	4,920,167

Balance, December 31, 2020	11,584,324	$11,584,324	22,437,754	$22,437,754	$38,247,903	$(30,489,126)	$53,296	$(3,681,858)	$38,152,293
Issuance of Class A Ordinary Shares	1,387,925	1,387,925	-	-	2,612,075	-	-	-	4,000,000
Issuance of shares to non-controlling interest	-	-	-	-	66,783	-	-	(61,423)	5,360
Disposal of subsidiaries under common control transaction	-	-	-	-	303,419	-	(5,386)	(300,000)	(1,967)
Disposal of subsidiaries	-	-	-	-	-	-	-	7,962	7,962
Share-based compensation	-	-	-	-	1,682,460	-	-	-	1,682,460
Exercise of warrants	40,000	40,000	-	-	90,012	-	-	-	130,012
Exercise of options	190,159	190,159	-	-	504,065	-	-	-	694,224
Exchange difference on translation of foreign operation	-	-	-	-	-	-	(49,929)	-	(49,929)
Net loss	-	-	-	-	-	(25,048,389)	-	(2,065,904)	(27,114,293)

Balance, December 31, 2021	13,202,408	$13,202,408	22,437,754	$22,437,754	$43,506,717	$(55,537,515)	$(2,019)	$(6,101,223)	$17,506,122

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended December 31, 2021, 2020 and 2019

(Stated in U.S. Dollars)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities
Net (loss) income	$(27,114,293)	$4,920,167	$(20,116,938)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Amortization and depreciation	1,192,578	1,334,661	1,299,618
Share-based compensation	1,682,460	1,478,565	1,612,832
Loss (gain) on investments in marketable securities, net	8,031,595	(25,241,556)	81,839
Gain on non-marketable investments	-	-	(1,147,190)
Loss (gain) on investments in derivatives, net	4,289	199,031	(87,599)
Changes in fair value of warrant liabilities	-	-	866,300
Gain on derecognition of non-financial assets	(75,000)	-	-
Loss on disposal of subsidiaries	3,638	-	-
Gain on use of digital currencies	(4,918)	-	(46,717)
Settlement of service fee by tokens and digital currencies	90,457	24,000	437,178
Operating lease cost	425,280	483,398	-
Loss on disposal of property, plant and equipment	392	50,197	-
Impairment loss of property, plant and equipment	-	330,445	-
Impairment loss of intangible assets	-	200,000	-
Gain on extinguishment of convertible debts	-	-	(1,198,490)
Interest income	(41,246)	(825)	(79,558)
Interest expense and accretion of convertible debts	130,397	237,163	3,769,263
Accretion of finance lease obligation	4,450	7,290	9,967
Changes in operating assets and liabilities
Accounts receivable	(16,501)	(21,678)	(37,716)
Inventories	3,358	(4,948)	(3,543)
Other receivables and prepayments	695,308	(358,365)	(427,541)
Long-term deposits	-	20	55,429
Due from brokers	83,957	156,668	501,963
Amounts due from related parties	112,635	50,962	168,089
Amounts due to related parties	(264,934)	(120,560)	(26,060)
Accounts payable and accrued expenses	855,272	800,960	986,241
Operating lease liabilities	(450,807)	(457,508)	-
Net cash used in operating activities	(14,651,633)	(15,931,913)	(13,382,633)
Cash flows from investing activities
Purchase of digital currencies	-	-	(200,000)
Purchases of intangible assets	(6,026)	-	(70,109)
Purchases of property, plant and equipment	(131,750)	(161,314)	(837,062)
Proceeds from disposal of property, plant and equipment	-	1,051,282	-
Disposal of subsidiaries, net of cash disposed	(113,830)	-	-
Proceeds from sales of investment securities	20,116,734	952,196	999,110
Loan to a third party	-	-	(1,400,000)
Loan to a related party	(3,358,089)	-	-
Repayment of loan to a third party	-	-	1,400,000
Net cash provided by (used in) investing activities	16,507,039	1,842,164	(108,061)
Cash flows from financing activities
Loan from related parties	3,500,000	1,000,000	6,330,472
Repayment of loan from related parties	(5,489,665)	(5,306,558)	-
Payment for settlement of convertible debts	-	-	(13,600,000
Proceeds from issuance of Class A Ordinary Shares and warrants	4,000,000	17,497,426	-
Payments of offering costs	-	(715,091)	-
Exercise of share options	694,224	-	-
Exercise of warrants	130,012	-	-
Payment of finance lease obligations	(53,846)	(53,845)	(53,843)
Net cash provided by (used in) financing activities	2,780,725	12,421,932	(7,323,371)

Net increase (decrease) in cash and restricted cash	4,636,131	(1,667,817)	(20,814,065)
Cash and restricted cash – Beginning of year	3,625,356	5,293,173	26,107,238
Cash and restricted cash – End of year	$8,261,487	$3,625,356	$5,293,173

Supplemental disclosures of cash flow information
Interest paid	$273,155	$131,554	$557,333
Income taxes paid	$-	$-	$-
Proceeds in broker accounts	$20,116,734	$952,196	$999,110
Non-cash operating, investing and financing activities
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$1,107,206	$-
Issuance of token in exchange of services	$-	$-	$300,000
Settlement of service fee by tokens and digital currencies	$90,457	$24,000	$437,178
Deemed dividend related to warrants down round provision	$-	$755,514	$-
Reconciliation of cash and restricted cash
Cash	$8,131,217	$3,495,231	$5,189,003
Restricted cash	130,270	130,125	104,170
Total cash and restricted cash shown in the consolidated statements of cash flows	$8,261,487	$3,625,356	$5,293,173

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

Below summarizes the list of the major subsidiaries consolidated as of December 31, 2021:

Name	Incorporation date	Ownership	Place of incorporation	Principle activities
Aptorum Therapeutics Limited	June 30, 2016	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
APTUS MANAGEMENT LIMITED	May 16, 2017	100%	Hong Kong	Provision of management services to its holding company and fellow subsidiaries
Aptorum Medical Limited	August 28, 2017	92%	Cayman Islands	Provision of medical clinic services
Aptorum Innovations Holding Limited	April 15, 2019	100%	Cayman Islands	Investment holding company
Aptorum Innovations Holding Pte. Limited	June 5, 2019	75%	Singapore	Research and development of life science and biopharmaceutical products
Acticule Life Sciences Limited	June 30, 2017	80%	Cayman Islands	Research and development of life science and biopharmaceutical products
Claves Life Sciences Limited	August 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Nativus Life Sciences Limited	July 7, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Videns Incorporation Limited	March 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Mios Pharmaceuticals Limited	March 6, 2018	97.93%	Cayman Islands	Research and development of life science and biopharmaceutical products
mTOR (Hong Kong) Limited	November 4, 2016	90%	Hong Kong	Research and development of life science and biopharmaceutical products
Scipio Life Sciences Limited	July 19, 2017	97.93%	Cayman Islands	Research and development of life science and biopharmaceutical products
Signate Life Sciences Limited	August 28, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products

Deconsolidation of subsidiaries

On May 27, 2021, Aptorum Therapeutics Limited, which is a wholly owned subsidiary of Aptorum Group Limited, entered a Share Sale Agreement to sell all of the shares of SMPTH Limited to Aeneas Group Limited, a related party, at the consideration $1. SMPTH Limited was previously a wholly owned subsidiary of Aptorum Therapeutics Limited. The sale of SMPTH Limited was a common control transaction and resulted in $303,419 increase in additional paid-in capital in the consolidated statement of changes in equity.

During 2021, the Group disposed various inactive subsidiaries in order to simplify the group structure. As a result, the Group recorded a loss of $3,638, which is included in other loss, net in the Group’s consolidated statement of operations for the year ended December 31, 2021. The loss is primarily resulted from the net reduction in deficit in non-controlling interest and carrying value of the assets and liabilities of these subsidiaries from the consolidated balance sheet.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

2. LIQUIDITY

The Group reported a net loss of $27,114,293 and net operating cash outflow of $14,651,633 for the year ended December 31, 2021. In addition, the Group had an accumulated deficit of $55,537,515 as of December 31, 2021. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash and line of credit facilities from related parties and banks. As of the date of issuance of the consolidated financial statements, the Group has approximately $4.2 million of restricted and unrestricted cash, and $15 million and $3 million, respectively, of undrawn line of credit facilities from related parties and banks. In addition, the Group will need to maintain its operating costs at a level through strictly cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds in order to continue as a going concern for a period within one year after the issuance of its consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you the financing will be available in amounts or on terms acceptable to us, if at all.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, we consolidate any variable interest entity (“VIE”) of which we are the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We do not consolidate a VIE in which we have a majority ownership interest when we are not considered the primary beneficiary. We have determined that we are not the primary beneficiary of the VIE (see Note 14, Variable Interest Entity). We evaluate our relationships with the VIE on an ongoing basis to determine whether we become the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries which are not attributable, directly or indirectly, to the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group's consolidated balance sheets and have been separately disclosed in the Group's consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Group.

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

Cash

Cash consists of cash on hand and bank deposits, which is unrestricted as to withdrawal and use.

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

Accounts receivable

Accounts receivable are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is estimated in accordance with ASC Topic 326, Credit Losses and records the allowance for credit losses as an offset to accounts receivable, and the expected credit losses charged to the allowance is included in other operating expenses in the consolidated statements of operations. In determining expected credit losses, the Group consider the historical level of credit losses, current economic trends, and reasonable and supportable forecasts that affect the collectability of the future cash flows. As of December 31, 2021 and 2020, no allowance for doubtful receivables were made.

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

Investments in derivatives

Investments in derivatives are warrants measured at fair value, with gains or losses from changes in fair value recognized in other (loss) income, net in the consolidated statement of operations. The fair value of these warrants have been determined using the Black-Scholes pricing mode. The Black-Scholes pricing model provides for assumptions regarding volatility, call and put features and risk-free interest rates within the total period to maturity.

Long-term investments

The Group’s long-term investments consist of equity method investment in common stocks and non-marketable investments in non-redeemable preferred shares of privately-held companies that are not required to be consolidated under the variable interest or voting models. Long-term investments are classified as non-current assets on the consolidated balance sheets as those investments do not have stated contractual maturity dates.

Non marketable investments

The non-marketable equity securities not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.

Equity method investment – Fair value option

The Group elects the fair value option for an investment that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment by investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market, if any, or recent orderly transactions for identical or similar investment of the same issuer. Changes in the fair value of these equity method investments are recognized in other (loss) income, net in the consolidated statement of operations.

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

The hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Group has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the carrying value of the Group’s cash, restricted cash, accounts receivable, due from brokers, other receivables and prepayments, amounts due from/to related parties, accounts payable and accrued expenses, and loan receivables from related parties as of December 31, 2021 and 2020 approximate fair value due to the short-term nature of these assets and liabilities.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Operating leases

Prior to the adoption of ASU No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”), operating leases were not recognized on the consolidated balance sheets, instead, rental expenses with fixed payments were recognized on a straight-line basis over the lease term.

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

Revenue recognition

Revenues are derived from healthcare services rendered to patients for healthcare consultation and medical treatment. Revenue is reported at the amount that reflects the consideration to which the Group expects to be entitled in exchange for providing healthcare services.

The Group recognizes revenue as its performance obligations are completed. Healthcare services are treated as a single performance obligation satisfied at a point in time because the performance obligations are generally satisfied over a period of less than one day.

The Group determines the transaction price based on established billing rates.  The Group considers the patient's ability and intent to pay the amount of consideration upon admission.  Subsequent changes resulting from a patient’s ability to pay are recorded as bad debt expense, which is included as a component of other operating expenses in the consolidated statements of operations. During the years ended December 31, 2021, 2020, and 2019, there were no bad debt expenses were recorded.

Cost of healthcare services

Cost of healthcare services rendered represents cost in relation to the medical services provided including the compensation of the physicians and cost of pharmaceutical supplies and medicine.

Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including amortization of the patent license, depreciation of laboratory equipment, costs of engaging external consultants, advisors and contracted research organization to conduct preclinical development activities and trials, payroll expenses to research and development staff, and sponsored research expenses to universities and research institutions.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Share-based compensation

The Group uses the fair value method of accounting for the share options granted to directors, employees, external consultants and advisors to measure the cost services received in exchange for the share based awards. The fair value of share option awards with only service condition is estimated on the grant or offering date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which a director, employee, external consultant or advisor is required to provide service in exchange for the awards, usually the vesting period, which is generally from 9.5 months to 21.5 months. Share-based compensation expense is recognized on a graded vesting basis, net of actual forfeitures in the period.

Share-based compensation expense is recorded in cost of healthcare services, research and development expenses, general and administrative fees and legal and professional fees in the consolidated statements of operations.

Gain or loss on derecognition of non-financial asset

The Group determines if a contract exists, identifies the distinct non-financial assets, and determines when control transfers and, therefore, when to derecognize the asset. Additionally, the Group applies the measurement principles of revenue from contracts with customers within U.S. GAAP to determine the amount of consideration to include in the calculation of the gain or loss for the non-financial asset. Any gains or losses have been included within other income (loss).

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

Uncertain tax positions

The Group accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the Group’s Hong Kong subsidiaries are subject to examination by the relevant tax authorities. According to the Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to ten years if the underpayment of taxes is due to fraud or willful evasion. According to United Kingdom, Singapore, the United States and Samoa tax rule, trading losses are available to be carried forward indefinitely. According to the Seychelles tax rule, net operating losses are available to be carried forward for 5 years. The Group did not have any material interest or penalties associated with tax positions for the years ended December 31, 2021, 2020 and 2019, and did not have any significant unrecognized uncertain tax positions as of December 31, 2021 and 2020. The Group does not believe that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

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

The Group is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Group’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses. Subsequently, the FASB issued ASU 2019-05, Financial Instruments- Credit Losses (Topic 326): Targeted Transition Relief. The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, accounts receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. We adopted the ASU during 2021 as of the beginning of our fiscal year, which did not have a material impact on our consolidated financial statements.

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

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes. This standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, on a prospective basis, and early adoption is permitted. The ASU is currently not expected to have a material impact on our consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The ASU addresses the previous lack of specific guidance in the accounting standards codification related to modifications or exchanges of freestanding equity-classified written call options (such as warrants) by specifying the accounting for various modification scenarios. The ASU is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted for any periods after issuance to be applied as of the beginning of the fiscal year that includes the interim period. The ASU is currently not expected to have a material impact on our consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The ASU is currently not expected to have a material impact on our consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on the consolidated balance sheets, consolidated statements of operations and cash flows.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

4. REVENUE

For the years ended December 31, 2021, 2020 and 2019, all revenue came from provision of healthcare services in Hong Kong.

5. INVESTMENT AND FAIR VALUE MEASUREMENT

Assets Measured at Fair Value on a Recurring Basis

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2021 and 2020:

December 31, 2021	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$23,527	$213,088	$-	$236,615
Non current Assets
Long-term investments
Common stocks	$-	$-	$77,200	$77,200
Total assets at fair value	$23,527	$213,088	$77,200	$313,815

December 31, 2020	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$66,062	$28,318,882	$-	$28,384,944
Investments in derivatives
Warrants	-	-	4,289	4,289
Total assets at fair value	$66,062	$28,318,882	$4,289	$28,389,233

The following is a reconciliation of Level 3 assets measured and recorded at fair value on a recurring basis during the years ended December 31, 2021 and 2020:

	Warrants	Common Stock
Balance at January 1, 2021	$4,289	$-
Change in unrealized (depreciation) appreciation, net	(4,289)	-
Additions	-	77,200
Balance at December 31, 2021	$-	$77,200
Net change in unrealized appreciation relating to investments still held at December 31, 2021	-	-

Balance at January 1, 2020	$203,320	$-
Change in unrealized depreciation	(199,031)	-
Balance at December 31, 2020	$4,289	$-
Net change in unrealized depreciation relating to investments still held at December 31, 2020	(198,549)	-

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of investment as of December 31, 2021 and 2020, which utilized significant unobservable internally-developed inputs:

December 31, 2021	Valuation technique	Unobservable input	Range (weighted average)

Common stocks	Recent transactions	Recent transaction price	$0.0001 - $0.01

December 31, 2020	Valuation technique	Unobservable input	Range (weighted average)

Warrants	Black-Scholes Model	Estimated time to exit Historical Volatility	6 months 122%

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

The following is a summary of unrealized gains and losses recorded in other income (loss), net, and included as adjustments to the carrying value of non-marketable investments held as of December 31, 2021, 2020 and 2019 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Upward adjustments	$-	$-	$1,017,468
Total unrealized gain for non-marketable investments	$-	$-	$1,017,468

The Group did not record any realized gains or losses for the non-marketable investments measured at fair value on a non-recurring basis during the years ended December 31, 2021, 2020 and 2019.

The following table summarizes the total carrying value of the non-marketable investments held as of December 31, 2021 and 2020 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the investments:

	December 31, 2021	December 31, 2020
Initial cost basis	$4,079,707	$4,079,707
Upward adjustments	-	-
Total carrying value at the end of the year	$4,079,707	$4,079,707

For the year ended December 31, 2020, non-marketable investments with initial cost of $2,015,005 and accumulated upward adjustments of $1,017,468 were transferred into marketable securities, at fair value. There was no transferred of non-marketable investments into marketable securities for the year ended December 31, 2021.

Equity method investment, fair value option

In December 2021, one of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), issued Class A and Class B ordinary shares to various parties in exchange of licenses or cash. Each Class A share of Libra is entitled to 1 vote while each Class B share of Libra is entitled to 10 votes. Upon the share issuance, the Group was holding 97.27% economic interest and 31.51% voting power in Libra. The Group lost the controlling interest in Libra because it was transferred to a third party, and therefore deconsolidated Libra. However, the Group still owns 97.27% economic interest and 31.51% voting power, which is deemed as having significant influence over Libra. As a result, the Group’s investment in Libra is subject to the equity method of accounting. The Group assessed that the fair value option can better reflect the true value of Libra. Pursuant to ASC 825 – Financial Instruments (“ASC 825”), the Group elected to apply the fair value option for its investments in Libra and will remeasure its investments in Libra at fair value every reporting period. For the year ended December 31, 2021, there was no change in fair value of equity method investment, at fair value.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of December 31, 2021 and 2020 consisted of:

	December 31, 2021	December 31, 2020

Prepaid research and development expenses	$314,165	$978,044
Prepaid insurance	92,035	82,060
Prepaid service fee	90,857	174,114
Rental deposits	12,011	12,022
Prepaid rental expenses	13,205	14,251
Other receivables	47,697	74,176
Others	23,508	44,329
	$593,478	$1,378,996

7. Digital Currencies

The following table presents additional information about digital currencies:

	December 31, 2021	December 31, 2020

Beginning balance	$1,539	$1,539
Utilization of digital currencies to settle service fee	(6,457)	-
Gain on use of digital currencies	4,918	-
Ending balance	$-	$1,539

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of December 31, 2021 and 2020 consisted of:

	December 31, 2021	December 31, 2020

Computer equipment	$85,495	$77,611
Furniture, fixture, and office and medical equipment	264,123	262,664
Leasehold improvements	542,514	542,514
Laboratory equipment	4,179,064	4,058,538
Motor vehicle	239,093	239,093
Assets in construction	1,899,169	1,899,169
	7,209,458	7,079,589
Less: accumulated depreciation	3,478,342	2,393,266
Property, plant and equipment, net	$3,731,116	$4,686,323

Depreciation expenses for property, plant and equipment amounted to $1,086,564, $1,128,867 and $1,071,799 for the years ended December 31, 2021, 2020 and 2019, respectively.

For the year ended December 31, 2020, the Group recorded $330,445 of impairment loss of buildings in other operating expenses due to the management assessed that its carrying amount may not be recoverable. On July 20, 2020, the Group signed a sales and purchase agreement to sell its property in Fo Tan, Hong Kong, at approximately $1.1 million to a third party buyer. The property was assigned to the buyer on September 1, 2020. For the year ended December 31, 2021 and 2019, no impairment loss was recorded.

For the year ended December 31, 2021, the Group recorded $392 of loss on disposal of office equipment in other operating expenses. For the year ended December 31, 2020, the Group disposed certain leasehold improvement and furniture, fixture, and office equipment as a result of the relocation of office, incurred a disposal loss of $50,197 in other operating expenses. For the year ended December 31, 2019, no gain or loss from disposal was recorded.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

9. INTANGIBLE ASSETS, NET

	December 31, 2021	December 31, 2020
Gross carrying amount
Prepaid patented licenses	$1,338,205	$1,322,820
Computer software	31,667	26,985
	1,369,872	1,349,805

Less: accumulated amortization
Prepaid patented licenses	462,803	360,212
Computer software	26,813	24,736
	489,616	384,948

Intangible assets, net
Prepaid patented licenses	875,402	962,608
Computer software	4,854	2,249
Intangible assets, net	$880,256	$964,857

As of December 31, 2021 and 2020, the Group has capitalized eight and seven of the exclusive licenses respectively, which includes seven patented technologies in relation to the Group’s therapeutics segment respectively. Pursuant to the license agreements, the Group paid upfront payments and became the exclusive licensee to prosecute certain patents developed or licensed under the applicable agreements.

Prepaid patented licenses and computer software are finite-lived intangible assets which are amortized over their estimated useful life. Amortization expenses for finite-lived intangible assets amounted to $106,014, $145,961 and $167,985 for the years ended December 31, 2021, 2020 and 2019, respectively.

For the year ended December 31, 2020, an impairment loss of $200,000 was recognized in research and development expenses as the Group considered that the carrying amount of an intangible asset related to an unpatented license may not be recoverable. This license agreement was terminated on February 19, 2021. For the year ended December 31, 2021 and 2019, no impairment loss was recorded.

The Group wrote off the cost and the related amortization of $1,344, $70,477 and $34,400 after the expiration of the computer software for the years ended December 31, 2021, 2020 and 2019, respectively.

The Group expects amortization expense related to its finite-lived intangible assets for the next five years and thereafter to be as follows as of December 31, 2021:

For the years ending December 31,	Amount

2022	$105,911
2023	105,911
2024	99,245
2025	81,925
2026	81,924
Thereafter	405,340
Total	$880,256

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

10. LONG-TERM DEPOSITS

Long-term deposits as of December 31, 2021 and 2020 consisted of:

	December 31, 2021	December 31, 2020

Rental deposits	$149,175	$149,175
Prepayments for equipment	147,050	147,050
	$296,225	$296,225

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2021 and 2020 consisted of:

	December 31, 2021	December 31, 2020

Deferred bonus and salaries payable	$3,173,739	$2,078,958
Research and development expenses payable	519,012	750,989
Professional fees payable	166,190	185,838
Cost of healthcare services payable	142,968	104,457
Insurance expenses payable	35,010	33,152
Others	135,646	87,378
	$4,172,565	$3,240,772

12. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first $2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. The subsidiaries registered in Hong Kong did not have assessable profits that were derived Hong Kong during the years ended December 31, 2021, 2020 and 2019. Therefore, no Hong Kong profit tax has been provided for in the periods presented. Our returns for 2015 and subsequent tax years remain subject to examination by Hong Kong Inland Revenue Department.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary in United Kingdom did not have assessable profits that were derived from United Kingdom during the years ended December 31, 2021, 2020 and 2019. Therefore, no United Kingdom profit tax has been provided for in the periods presented. Our returns for 2017 and subsequent tax years remain subject to examination by the UK tax authority.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the years ended December 31, 2021, 2020 and 2019. Therefore, no Singapore profit tax has been provided for in the periods presented. Our returns for 2017 and subsequent tax years remain subject to examination by the Singapore tax authority.

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the years ended December 31, 2021, 2020 and 2019. Therefore, no United States profit tax has been provided for in the periods presented. Our returns for 2018 and subsequent tax years remain subject to examination by Internal Revenue Service.

Canada: in accordance with the relevant tax laws and regulations of Canada, a company registered in Canada is subject to income taxes within Canada at the applicable tax rate on taxable income. All the Canada subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 15%. The subsidiary in Canada did not have assessable profits that were derived from Canada during the years ended December 31, 2021, 2020 and 2019. Therefore, no Canada profit tax has been provided for in the periods presented. Our returns for 2017 and subsequent tax years remain subject to examination by the Canada tax authority.

Ireland: in accordance with the relevant tax laws and regulations of Ireland, a company registered in Ireland is subject to income taxes within Ireland at the applicable tax rate on taxable income. All the Ireland subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 12.5%. The subsidiary in Ireland did not have assessable profits that were derived from Ireland during the years ended December 31, 2021, 2020 and 2019. Therefore, no Ireland profit tax has been provided for in the periods presented. Our returns for 2017 and subsequent tax years remain subject to examination by the Ireland tax authority.

The components of the provision for income taxes expenses are:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Current	$-	$-	$-
Deferred	-	-	-
Total income taxes expense	$-	$-	-

The reconciliation of income taxes expenses computed at the Hong Kong statutory tax rate applicable to income tax expense is as follows:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Net income (loss) before tax	$(27,114,293)	$4,920,167	$(20,116,938)
Provision for income taxes at Hong Kong statutory income tax rate (16.5%)	(4,473,859)	811,828	(3,319,294)
Impact of different tax rates in other jurisdictions	(214,135)	(18,869)	(91,623)
Non-taxable income	(716,628)	(4,281,521)	(389,714)
Non-deductible expenses	1,992,463	79,200	702,433
Change in valuation allowance	3,412,159	3,409,362	3,098,198
Effective income tax expense	$-	$-	$-

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

	December 31, 2021	December 31, 2020
Deferred tax asset:
Tax loss carry forward	$12,189,424	$9,461,421
Share-based payment expenses	698,564	497,808
	12,887,988	9,959,229
Deferred tax liability:
Depreciation and amortization	(255,824)	(397,669)
Net deferred tax assets before valuation allowance	12,632,164	9,561,560
Valuation allowance	(12,632,164)	(9,561,560)
Deferred tax asset, net	$-	$-

As of December 31, 2021 and 2020, the Group had net operating loss carry-forwards of $73,785,041 and $57,065,283, respectively, including its Hong Kong, Singapore, the United States, the United Kingdom, Canada and Ireland operations, which are available to reduce future taxable income and have an unlimited carryover period. For the year ended December 31, 2021, there was no tax loss carried forward expired, while tax loss brought forward of $1,805,527 was cancelled due to the disposal of various subsidiaries.

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

Changes in valuation allowance are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Balance as of January 1	$9,561,560	$6,152,198	$3,054,000
Additions	3,412,159	3,409,362	3,098,198
Disposal	(341,555)	-	-
Balance as of December 31	$12,632,164	$9,561,560	$6,152,198

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

13. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, the Chief Executive Officer and an Executive Director of the Group;
(b)	Darren Lui, the President and an Executive Director of the Group
(c)	Clark Cheng, an Executive Director of the Group;
(d)	Sabrina Khan, the Chief Financial Officer of the Group.
(e)	Aeneas Group Limited, an entity controlled by Ian Huen;
(f)	Aeneas Management Limited, an entity controlled by Ian Huen;
(g)	Aenco Solutions Limited, an entity controlled by Ian Huen. In 2020, it is no longer the Group’s related party as it is disposed to a third party;
(h)	Aenco Limited, an entity controlled by Ian Huen;
(i)	Aeneas Technology (Hong Kong) Limited, an entity controlled by Ian Huen;
(j)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;
(k)	CGY Investment Limited, an entity jointly controlled by Darren Lui;
(l)	ACC Medical Limited, an entity controlled by Clark Cheng;
(m)	Talem Medical Group Limited, an entity which Clark Cheng is a director;
(n)	Libra Sciences Limited, an entity which was originally a wholly owned subsidiary of ATL. Since December 30, 2021, Libra has been turned into a related party to the Group due to the voting power owned by ATL is decreased to below 50% but more than 20%. (Note 14)

Amounts due from related parties

Amounts due from related parties consisted of the following as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Current
Libra Sciences Limited	$4,193	$-
Jurchen Investment Corporation	2,000	-
CGY Investment Limited	2,000	-
Talem Medical Group Limited	3,397,650	-
	$3,405,843	$-

Amounts due to related parties

Amounts due to related parties consisted of the following as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Current
Ian Huen	$1,397	$2,110
Darren Lui	3,449	-
Clark Cheng	5,699	401
Sabrina Khan	844	39
Aeneas Group Limited	-	123,922
Jurchen Investment Corporation	-	19,454
Total	$11,389	$145,926

Non-current
Aeneas Group Limited (Note a)	$-	$1,507,285
Jurchen Investment Corporation (Note a)	-	500,000
	$-	$2,007,285

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Related party transactions

Related party transactions consisted of the following for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Loan from related parties (Note a)
- Aeneas Group Limited	$1,000,000	$500,000	$3,330,472
- Jurchen Investment Corporation	$2,500,000	$500,000	$3,000,000

Interest expenses (Note a)
- Aeneas Group Limited	$64,753	$155,633	$14,247
- Jurchen Investment Corporation	$65,644	$81,530	$20,055

Loan repayment and interest paid to related parties (Note a)
- Aeneas Group Limited	$2,673,389	$2,356,080	$-
- Jurchen Investment Corporation	$3,085,097	$3,082,131	$-

Loan to a related party (Note b)
- Talem Medical Group Limited	$3,358,089	$-	$-

Interest income (Note b)
- Talem Medical Group Limited	$39,561	$-	$-

Consultant, secondment, management and administrative services fees (Note c)
- CGY Investments Limited	$173,333	$169,462	$-
- ACC Medical Limited	$157,511	$13,018	$-
- Aenco Limited	$-	$746,153	$830,769
- Aeneas Technology (Hong Kong) Limited	$-	$617,794	$-
- Aeneas Management Limited	$-	$231,795	$698,152

Rental expense (Note d)
- Jurchen Investment Corporation	$-	$96,300	$227,729

Issuance of tokens for tokens creation, offering and consultancy services (Note e)
- Aenco Solutions Limited	$-	$-	$300,000

Tokens creation, offering and consultancy services expense (Note e)
- Aenco Solutions Limited	$-	$-	$192,000

Prepayment of tokens consultancy services (Note e)
- Aenco Solutions Limited	$-	$-	$108,000

Healthcare services income
- Aeneas Management Limited	$7,564	$321	$1,923

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Note a: On August 13, 2019, the Group entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing the Group to access up to a total $15.0 million in line of credit debt financing. The line of credit will initially mature on August 12, 2022, extendable for up to an additional three years period upon mutual written consent. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

Note b: On November 17, 2021, Aptorum Therapeutics Limited (the “Lender”) entered into a loan agreement with Talem Medical Group Limited (the “Borrower”). According to the loan agreement, the Lender granted a loan of up to AUD4,700,000 for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing at a rate of 10% per annum and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. The loan is initially matured 6 months from the date of the first drawdown. The maturity date may be extended for 6 months to the first extended maturity date, and further extended for another 6 months to the second extended maturity date, if certain conditions stated in loan agreement are satisfied.

Note c: Aenco Limited provided certain information technology services to the Group. For the year ended December 31, 2019, Aenco Limited was entitled to receive a fixed amount of services fees of HKD 540,000 (approximately $69,231) per calendar month with the expiry date on December 31, 2019. The agreement was originally renewed under the same terms with the expiry date on December 31, 2020. The agreement was replaced by another agreement on April 1, 2020. Pursuant to the replaced agreement, Aenco Limited is entitled to receive a fixed amount of services fee of HKD 700,000 (approximately $89,744) per calendar month. On September 30, 2020, the replaced agreement was terminated as mutually agreed.

Aeneas Technology (Hong Kong) Limited provided research to the Group to assist the Group in computerized drug screening process of Smart-ACT® platform. Aeneas Technology (Hong Kong) Limited is entitled to receive a fixed amount of research fees of HKD 963,760 (approximately $123,559) per calendar month with the expiry date on October 30, 2021. On September 30, 2020, the agreement was terminated as mutually agreed.

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

CGY Investment Limited provided certain consultancy, advisory and management services to the Group on potential investment projects related to healthcare or R&D platforms. CGY Investment Limited is initially entitled to receive HK $104,000 (approximately $13,333) per calendar month plus reimbursement; such the monthly service fee is adjusted to HK$171,200 (approximately US$21,949) with effect from March 1, 2022. The agreement will be remained in effect until 1 month’s notice in writing is given by either party.

ACC Medical Limited provided certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development. ACC Medical Limited is initially entitled to receive HK $101,542 (approximately $13,018) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$143,200 (approximately US$18,359 per month) effective from March 1, 2022. The agreement will be remained in effect until 1 month’s notice in writing is given by either party.

Note d: Jurchen Investment Corporation entered into a sub-tenancy agreement with a subsidiary of the Group for the rental arrangement of an office in Hong Kong. For the period February 1, 2018 through January 31, 2021, Jurchen Investment Corporation was entitled to receive a fixed amount of rental fee of HK $130,000 (approximately USD 16,667) per calendar month. In May 2020, Jurchen Investment Corporation and the Group mutually agreed to early terminate the rental agreement and returned the office on May 31, 2020.

Note e: In July 2019, Smart Pharmaceutical Limited Partnership (“SPLP”), a wholly owned subsidiary of the Group, transferred 100,000,000 SMPT token to Aenco Solutions Limited, a related party, in exchange of the services related to token creation and offering and consulting services for five years for an amount of $300,000. On March 5, 2021, all agreements regarding the SMPT tokens, including the agreement between SPLP and Aenco Solutions Limited in exchange of the service to deal with the token creation, have been terminated.

Note f: On March 29, 2019, Aptorum Medical Limited issued 112 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 95% to 94%. On January 2, 2020, Aptorum Medical Limited further issued 115 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 94% to 93%. On January 2, 2021, Aptorum Medical Limited further issued 117 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 93% to 92%.

Note g: On May 27, 2021, Aptorum Therapeutics Limited, which is a wholly owned subsidiary of Aptorum Group Limited, entered a Share Sale Agreement to sell all of the shares of SMPTH Limited to Aeneas Group Limited at the consideration $1. The sale of SMPTH Limited was a common control transaction and resulted in $303,419 increase in additional paid-in capital in the condensed consolidated statement of changes in equity.

Note h: On January 1, 2022, the Group entered into an administrative management services agreement with Libra Sciences Limited. According to the agreement, the Group will provide documentation and administrative services, include but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. The Group is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the expiry date on December 31, 2023.

Note i: On January 13, 2022, the Group entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit will mature on July 12, 2022, extendable for up to twelve months, and the interest on the outstanding principal indebtedness will be at the rate of 10% per annum.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

14. VARIABLE INTEREST ENTITY

The Company consolidates VIEs in which the Group has a variable interest and is determined to be the primary beneficiary. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE.

On December 30, 2021, three of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited),   Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”), issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic benefit of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic benefit of the respective company. Following such share issuances, the Group lost its majority voting rights in each of these three companies and only holds 48.33%, 48.39% and 48.36% economic interest in Libra, Mios and Scipio, respectively. However, the Group still holds a majority of each of these three company’s outstanding Class A ordinary shares and therefore will absorb/receive portions of these subsidiaries’ expected losses or residual returns. In addition, none of these three companies have sufficient equity to sustain its own activities, and they have two classes of ordinary shares which have different rights, benefits and obligations. We determined that all these three companies are variable interest entities (“VIE”). On December 31, 2021, Libra, Mios and Scipio further issued Class A ordinary shares to the Group in exchange of certain projects licenses. Upon these share issuances, the Group was holding 97.27% economic interest and 31.51% voting power in Libra, 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio, respectively.

We have considered each of these entity’s Memorandum and Article of Association and their respective board of directors (the sole director of each of Mios and Scipio is an executive director of the Group), and determined that we have the power to manage and make decisions that affect Mios and Scipio’s research and development activities, which activities most significantly impact Mios and Scipio’s economic performance. However, we do not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are the primary beneficiary of Mios and Scipio, but not the primary beneficiary of Libra.

The following tables summarize the aggregate carrying value of VIEs’ assets and liabilities in the consolidated balance sheets that are consolidated

	Assets	Liabilities	Net Assets
December 31, 2021
Total	$5,361	$2,266	$3,095

The following tables summarize the aggregate carrying value of assets and liabilities in the Group’s consolidated balance sheets that relate to the VIE in which the Group holds a variable interest but is not the primary beneficiary.

	Assets	Liabilities	Net Assets	Maximum Exposure to Losses
December 31, 2021
Total	$4,195	$-	$4,195	$4,195

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The Group’s maximum exposure to loss from its involvement with unconsolidated VIE represents the estimated loss that would be incurred if the VIE is liquidated, so that the fair value of the equity investment in VIE is zero and the amounts due from the VIE have to be fully impaired.

On January 1, 2022, the Group entered into an administrative management services agreement with Libra. According to the agreement, the Group will provide documentation and administrative services, including but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. The Group is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the expiry date on December 31, 2023.

On January 13, 2022, the Group entered a line of credit facility with Libra to provide up to a total $1 million in line of credit debt financing for its daily operation. The line of credit will mature on July 12, 2022, extendable for up to twelve months, and the interest on the outstanding principal indebtedness will be at the rate of 10% per annum.

15. LEASE

As of December 31, 2021, the Group has three non-short-term operating leases for office, laboratories and clinic with remaining terms expiring from 2022 through 2023 and a weighted average remaining lease term of 1.0 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

	For the year ended December 31, 2021	For the year ended December 31, 2020
Lease cost
Finance lease cost:
Depreciation	$47,819	$47,819
Interest on lease liabilities	4,450	7,290
Operating lease cost	425,280	483,398
Short-term lease cost	86,125	68,472
Variable lease cost	-	-
Sublease income	-	-
Total lease cost	$563,674	$606,979

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$450,807	$457,508
Financing cash flows from finance leases	53,846	53,845
Right-of-use assets obtained in exchange for new operating lease liabilities	-	1,107,206
Weighted-average remaining lease term – finance leases	0.9 years	1.9 years
Weighted-average remaining lease term – operating leases	1.0 years	1.5 years
Weighted-average discount rate – finance leases	2.5%	2.5%
Weighted-average discount rate – operating leases	8.0%	8.0%

The maturity analysis of operating leases liabilities as of December 31, 2021 is as follows:

December 31, 2021
Remaining periods ending December 31,
2022	$149,539
2023	26,001
Total future undiscounted cash flow	175,540
Less: Discount on operating lease liabilities	(6,296)
Present value of operating lease liabilities	169,244
Less: Current portion of operating lease liabilities	(145,391)
Non-current portion of operating lease liabilities	$23,853

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

On May 14, 2018, the Group leased a vehicle for its operation with a lease term of 54 months, and the lease was classified as a finance lease. The following lists the components of the net present value of finance leases liabilities:

December 31, 2021
Remaining periods ending December 31,
2022	$49,358
Total future undiscounted cash flow	49,358
Less: Discount on finance lease liabilities	(1,435)
Present value of finance lease liabilities	$47,923

16. ORDINARY SHARES

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

On August 27, 2020, the Group entered into warrant exchange agreements (the “Purchaser Exchange Agreements”) with two non-affiliated purchasers to exchange their warrant of the Company by Class A Ordinary Shares of the Company (the “Purchaser Warrant Exchange”). Pursuant to the Purchaser Exchange Agreements, the Company and the Non-affiliated Purchasers have agreed that in consideration for exchanging in full all of the warrants held by the Non-affiliated Purchasers, the Company will exchange one (1) Class A Ordinary Share for each one (1) Purchaser Exchange Warrant. Total 540,540 Class A Ordinary Shares are issued to two non-affiliated purchasers in exchange for 540,540 warrants. For other warrant holders did not participate in the Purchaser Warrant Exchange, the exercise prices of their respective warrants will be reduced to a nominal amount pursuant to the anti-dilution provisions in such warrants (a “Down Round”). As a result of this Down Round being triggered, the Group recorded a deemed dividend of $755,514 as a decrease to net income attributable to Aptorum Group Limited in computing basic net income per share on the consolidated statements of operations.

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

On March 26, 2021, the Company entered into an at-the-market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as our sales agent (the “Sales Agent”), relating to the sale of our Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-235819) (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, we may offer and sell shares of our Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. As of the date of issuance of the consolidated financial statements, we have not yet issued any Class A Ordinary Shares pursuant to the ATM Offering.

On May 26, 2021, the Company entered into a private placement shares purchase agreement with Jurchen Investment Corporation, issuing 1,387,925 Class A Ordinary Shares at $2.882 per share, representing a 10% premium to the last closing price of the Company’s Class A Ordinary Shares on the NASDAQ stock exchange on that date. The Company received aggregate gross proceeds of $4,000,000 from the purchase of these shares.

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

For the year ended December 31, 2021, the Group issued 40,000 and 190,159 Class A Ordinary Shares to warrant holders and share option holders respectively as a result of exercise of warrants or options. For the year ended December 31, 2020, the Group issued 313,513 and 12,328 Class A Ordinary Shares to warrant holders and share option holders respectively as a result of exercise of warrants or options. For the year ended December 31, 2019, the Group issued 60,093 Class A Ordinary Shares to warrant holders as a result of exercise of warrants.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

17. SHARE BASED COMPENSATION

Share option plan

On October 13, 2017, the Group adopted the 2017 Share Option Plan (the “Option Plan”) and on November 5, 2021, the Group amended the Option Plan. A total of 5,500,000 Class A Ordinary Shares (subject to subsequent adjustments described more fully below) may be issued pursuant to awards under the Option Plan. Subsequent adjustments include that on each January 1, starting with January 1, 2020, an additional number of shares equal to the lesser of (i) 2% of the outstanding number of Class A Ordinary Shares (on a fully diluted basis) on the immediate preceding December 31, and (ii) such lower number of Class A Ordinary Shares as may be determined by the board of directors, subject in all cases to adjustments as provided in Section 10 of the Option Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors.

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

27,473 options were granted on August 10, 2020 to Dr. Weiss, which vest on August 10, 2021 and expire on August 9, 2031. The exercise price is $3.64 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

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

1,531,332 options were granted on March 8, 2022 to directors, employees, external consultants and advisors of the Group with an exercise price of $1.34 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 748,881 options vest on January 1, 2023 and expire on December 31, 2033; 748,868 options vest on January 1, 2024 and expire on December 31, 2034; 18,657 options vest on June 8, 2022 and expire on June 7, 2033; and 14,926 options vest on July 14, 2022 and expire on July 13, 2033.

A summary of the option activity as of December 31, 2021, 2020 and 2019 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2021	717,717	3.76	11.22

Granted	752,185	2.76	12.29
Exercised	(190,159)	3.65		-
Forfeited	(6,037)	2.91
Outstanding, December 31, 2021	1,273,706	3.19	11.01	-
Exercisable, December 31, 2021	314,560	4.26	9.63	-

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2020	218,222	12.91	11.51

Granted	713,042	3.04	11.99
Exercised	(12,328)	4.92		-
Forfeited	(52,427)	5.80
Cancelled	(148,792)	12.91
Outstanding, December 31, 2020	717,717	3.76	11.22	-
Exercisable, December 31, 2020	84,671	6.12	9.95	-

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Granted, March 15, 2019	218,222	12.91	12.31
Outstanding, December 31, 2019	218,222	12.91	11.51	641,573
Exercisable, December 31, 2019	-	-	-	-

The weighted-average grant date fair value of share option grants during the years ended December 31, 2021, 2020 and 2019 was $2.57, $1.76 and $10.31, respectively. The maximum contractual term for share option was 12.8 years.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

	Granted in 2021	Granted in 2020	Granted in 2019
Expected volatility	97.70%	88.44%-96.55%	95.02%-95.15%
Risk-free interest rate	1.64%	0.59%-0.69%	2.46%-2.49%
Expected term from grant date (in years)	5.62-6.41	5.25-7.29	6.29-7.29
Dividend rate	-	-	-
Dilution factor	1	0.9909-1	0.9962
Fair value	$2.51-$2.60	$1.55-$2.66	$10.1-$10.52

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $1,203,000 and $479,460, respectively, for the year ended December 31, 2021, $1,191,957 and $286,608, respectively, for the year ended December 31, 2020, and $1,180,477 and $432,355, respectively, for the year ended December 31, 2019.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

18. NON-CONTROLLING INTEREST

On March 29, 2019, AML, a majority-owned subsidiary of the Group, issued 112 shares to a director of the Group, which resulted an increase of his equity interest of AML from 5% to 6%. A deficit of $10,672 was reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements. On January 2, 2020, AML further issued 115 shares to a director of the Group, which resulted an increase of his equity interest of AML from 6% to 7%. A deficit of $22,325 was reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements. On January 2, 2021, AML further issued 117 shares to a director of the Group, which resulted an increase of his equity interest of AML from 7% to 8%. A deficit of $34,130 was reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements.

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

Total 1 billion SMPT tokens are offered by Smart Pharmaceutical Limited Partnership (“SPLP”), a wholly owned subsidiary of the Group. In July 2019, SPLP transferred 100,000,000 SMPT tokens to Aenco Solutions Limited, a related party of the Group, in exchange for the services related to the tokens creation, offering and 5-year consultancy service. Amount of $300,000 were classified as a component of non-controlling interests within the Group’s consolidated financial statements. The remaining 900,000,000 SMPT tokens are remained and kept by SPLP. On May 27, 2021, Aptorum Therapeutics Limited, which is a wholly owned subsidiary of Aptorum Group Limited, entered into a Share Sale Agreement to sell all of the shares of SMPTH Limited to Aeneas Group Limited at the consideration $1. The $300,000 non-controlling interests was included in the calculation of amount to be reclassified to additional paid-in capital as a result of common control transaction.

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

On December 30, 2021, two of the Group’s subsidiaries, Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”), issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic interest of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic interest of the respective company. On December 31, 2021, Mios and Scipio further issued Class A ordinary shares to the Group in exchange of certain projects licenses. Upon these share issuances, the Group was holding 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio, respectively.   Since the sole director of Mios and Scipio is an executive director of the Group, the Group can effectively participate in all significant financial and operating decisions in these two companies through the power granted to the sole director in Mios and Scipio’s Articles of Association. The Group is deemed to have control over Mios and Scipio and hence these two companies are still within the Group. As a result, a total deficit of $27,293 was reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements.

As of December 31, 2021, non-controlling interest related to 25% equity interest in Aptorum Innovations Holding Pte. Limited, 10% equity interest in mTOR (Hong Kong) Limited, 8% equity interest in Aptorum Medical Limited, 2.07% equity interest in Mios Pharmaceuticals Limited, 2.07% equity interest in Scipio Life Sciences Limited and 20% equity interest in Acticule Life Sciences Limited in the consolidated balance sheets was deficit of $6,101,223 in total. As of December 31, 2020, non-controlling interest related to 25% equity interest in Aptorum Innovations Holding Pte. Limited, 10% equity interest in mTOR (Hong Kong) Limited, 7% equity interest in Aptorum Medical Limited, 20% equity interest in Acticule Life Sciences Limited, 20% equity interest in the Lanither Life Sciences Limited and the token issued by SPLP in the consolidated balance sheets was deficit of $3,681,858 in total.

For the years ended December 31, 2021, 2020 and 2019, non-controlling interest in the consolidated statements of operations were loss of $2,065,904, $2,146,687 and $1,430,176, respectively.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

19. NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted (loss) income per share:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Numerator:
Net (loss) income attributable to Aptorum Group Limited	$(25,048,389)	$6,311,340	$(18,686,762)
Denominator:
Weighted average shares outstanding
– Basic	35,033,970	31,135,882	29,008,445
– Diluted	35,033,970	31,534,473	29,008,445

Net (loss) income per share attributable to Aptorum Group Limited
– Basic	$(0.71)	$0.20	$(0.64)
– Diluted	$(0.71)	$0.20	$(0.64)

Basic net (loss) income per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

20. COMMITMENTS AND CONTINGENCIES

Contingent Payment Obligations

The Group has entered into agreements with independent third parties for purchasing office and laboratory equipment. As of December 31, 2021, the Group had non-cancellable purchase commitments of $49,166.

The Group has additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that the Group are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of December 31, 2021 are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$282,564
From entering phase 1 to before first commercial sale	22,276,410
First commercial sale	14,982,051
Net sales amount more than certain threshold in a year	70,769,231
Subtotal	$108,310,256

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$201,155
$108,511,411

For the years ended December 31, 2021, 2020 and 2019, the Group incurred $nil, $129,203 and $nil milestone payments, respectively. For the years ended December 31, 2021, 2020 and 2019, the Group did not incur any royalties or research and development funding, respectively.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

21. SEGMENT REPORTING

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially located in Hong Kong and majority of the Group’s expense is derived from within Hong Kong. Therefore, no geographical segments are presented.

22. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements. Except for the events disclosed elsewhere in the consolidate financial statements and the following events with material financial impact on the Group’s consolidated financial statements, no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

In April 2022, the Group accepted a banking facilities agreement offered by a bank. According to the banking facilities agreement, the bank offers a revolving loan of up to $3 million to the Group. The Group may draw down from the revolving loan at any time through the day immediately preceding 12 months of the agreement effective date. Interest will be payable on demand on the outstanding loans at the rate of either Hong Kong Interbank Offered Rate (“HIBOR”) plus 1.5% per annum for loan in Hong Kong Dollars, or Secured Overnight Financing Rate (“SOFR”) compounded rate plus 1.5% per annum for loan in the United State Dollars. The loan will be secured by a charge over deposits of up to $3 million when the Group draw down.