Form 20-F/A
period 2021-12-31
Aptorum Group Ltd
filed 2023-01-17
CIK 1734005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

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

Darren Lui, Chief Executive Officer

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

This Amendment (this “Amendment”) to the annual report on Form 20-F (File No.001-38764), initially filed on April 29, 2022 (the “Original Filing”), is being filed to update disclosure as per comments the Company received from the Securities and Exchange Commission. Those comments mainly focused on our relationship, ownership and structure with our variable interest entities.

As a material change, we also updated the Management and Beneficial Ownership section to reflect the current Management of the Company and their holdings, as previously disclosed in our Current Reports on Form 6-K filed after the Original Filing.

Other than as expressly set forth above and herein, this Amendment does not, and does not purport to, amend, update or restate any other items or disclosures contained in the Original Filing and does not reflect events occurring after the date of the Original Filing.

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“505(b)(2) Application” refers to an application for which one or more of the investigations relied upon by the applicant for approval “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted” (21 U.S.C. 355(b)(2)).

●	“A*STAR” refers to Agency for Science, Technology and Research.

●	“Acticule” refers to Acticule Life Sciences Limited, an 80% owned subsidiary of Aptorum Group.

●	“Aeneas Group” refers to Aeneas Limited and its subsidiaries. Aeneas Limited is 76.8% owned by Jurchen Investment Corporation. Because Mr. Huen, a director, holds 100% equity interest in Jurchen Investment Corporation, we refer Aeneas Group as a fellow subsidiary of Aptorum Group.

●	“AML” refers to Aptorum Medical Limited, a 91% owned subsidiary of Aptorum Group, as of the date of this report.

●	“AML Clinic” refers to an outpatient medical clinic operated by AML under the name of Talem Medical.

●	“Aptorum Group,” and “Group” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong, all of its subsidiaries and the consolidated VIEs to which we are regarded as the primary beneficiary for accounting purposes.

●	“Aptorum Non-Therapeutics Group” refers to the Company’s non-therapeutics segment that encompasses: diagnostics projects including the novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology, natural supplement products including NativusWell®, and the AML Clinic.

●	“Aptorum Therapeutics Group” refers to the Company’s therapeutics segment that is operated through its wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and its indirect subsidiary companies, whose principal places of business are in the United Kingdom, Singapore and Hong Kong.

●	“At The Market Offering” or “ATM Offering” refers to the offering and sale of the Company’s Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-235819), in which H.C. Wainwright & Co., LLC (“Wainwright”), acted as the Company’s sales agent in accordance with certain at the market offering agreement (the “Sales Agreement”), dated as of March 26, 2021, by and between the Company and Wainwright.

●	“Bond” refers to the $15,000,000 convertible bond the Company originally issued to Peace Range Limited in the Bond Offering, but which has since been repurchased by one of the Company’s wholly owned subsidiaries, Aptorum Investment Holding Limited, pursuant to that certain Bond Repurchase Agreement dated April 24, 2019 between the Company, Peace Range Limited and Aptorum Investment Holding Limited, and which has matured and been redeemed on October 25, 2019.

●	“Bond Offering” refers to the Company’s private offering of the Bond that closed on April 25, 2018.

●	“cGCP” refers to Current Good Clinical Practice as adopted by the applicable regulatory authority.

●	“cGLP” refers to Current Good Laboratory Practice as adopted by the applicable regulatory authority.

●	“cGMP” refers to Current Good Manufacturing Practice as adopted by the applicable regulatory authority.

●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares, par value $1.00 per share.

●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares, par value $1.00 per share.

●	“Company,” “we” and “us” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong.

●	“CMC” refers to chemical, manufacturing and control.

●	“Covar” refers to Covar Pharmaceuticals Incorporated, a contract research organization engaged by the Company.

●	“CROs” refers to contract research organizations.

●	“CTA” refers to Clinical Trial Application.

●	“EEA” refers to the European Economic Area.

●	“EMA” refers to the European Medicines Agency.

●	“EMEA” refers to Europe, the Middle East and Africa.

●	“EPO” refers to the European Patent Organization or the European Patent Office operated by it.

●	“European Patent” refers to patents issuable by the EPO.

●	“EU” refers to the European Union.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“FDA” refers to U.S. Food and Drug Administration.

●	“FDCA” refers to the U.S. Federal Food, Drug and Cosmetic Act.

●	“Fiscal year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“HKD” refers to Hong Kong Dollars.

●	“Hong Kong” or “H.K.” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong Doctors” refers to the doctors in Hong Kong under the employment of AML Clinic.

●	“IND” refers to Investigational New Drugs.

●	“IP” refers to intellectual property.

●	“IPO” or “Offering” means the initial public offering by the Company of 761,419 Class A Ordinary Shares consummated on December 17, 2018.

●	“Jurchen” refers to Jurchen Investment Corporation, a company wholly-owned by one of our directors and former CEO, Ian Huen, and a holding company of Aptorum Group.

●	“Lead Projects” refers to ALS-4, SACT-1 and RPIDD.

●	“Libra” refers to Libra Sciences Limited, a VIE in which we hold 97.27% economic interest and 31.51% voting power. Libra is incorporated under the laws of the Cayman Islands. We are not deemed as the primary beneficiary of Libra for accounting purposes.

●	“Major Patent Jurisdictions” refers to the United States, member states of the European Patent Organization and the People’s Republic of China.

●

“Mios” refers to Mios Pharmaceuticals Limited, a consolidated VIE in which we indirectly hold 97.93% economic interest and 36.17% voting power. Aptorum is regarded as the primary beneficiary of Mios for accounting purposes.

●	“Nativus” refers to Nativus Life Sciences Limited, a wholly-owned subsidiary of Aptorum Group.

●	“NMPA” refers to China’s National Medical Products Administration and its predecessor, the China Food and Drug Administration.

●	“NDA” refers to a New Drug Application issued by the FDA.

●	“Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares collectively.

●	“PRC” and “China” refer to the People’s Republic of China.

●	“Registered Direct Offering” means the registered direct offering by the Company of 1,351,350 Class A Ordinary Shares and warrants to purchase up to 1,351,350 Class A Ordinary Share consummated on February 28, 2020.

●	“Restructure” refers to the Company’s change from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, effective as of March 1, 2017.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-227198) for the sale of up to 3,493,969 Class A Ordinary Shares (including Class A Ordinary Shares underlying certain warrants and a bond, as fully described therein) which initially filed on September 5, 2018 and became effective on December 3, 2018.

●	“R&D” refers to research and development.

●	“R&D Center” refers to an in-house pharmaceutical development center located in Hong Kong Science and Technology Park.

●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission.

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Scipio” refers to Scipio Life Sciences Limited, a consolidated VIE in which we indirectly hold 97.93% economic interest and 35.06% voting power. Aptorum is regarded as the primary beneficiary of Scipio for accounting purposes.

●	“Securities Act” refers to the Securities Act of 1933.

●	“Series A Notes” refers to Series A convertible notes, at a purchase price of $10,000 per note, sold in the Series A Note Offering.

●	“Series A Note Investors” refers to the investors who purchased Series A Notes.

●	“Series A Note Offering” refers to the private offering of Series A Notes, pursuant to Regulation S or Regulation D, as promulgated under the Securities Act that closed on May 15, 2018.

●	“UK” refers to the United Kingdom.

●	“United States,” “U.S.” and “US” refer to the United States of America.

●	“Videns” refers to Videns Incorporation Limited, a wholly-owned subsidiary of Aptorum Group.

●	“VIE” refers to a variable interest entity.

●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States.

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

v

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

Risks Related to Doing Business in Hong Kong

●	Risks relating to legal and regulatory risks associated with our operations in Hong Kong.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

●

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

●	Our business, financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

●	Our Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

●	Even though our auditor is based in New York, New York and under full inspection by the PCAOB and that it is not currently subject to the determinations announced by the PCAOB on December 16, 2021, if any PRC law relating to the access of the PCAOB to auditor files were to apply to a company such as Marcum Asia CPAs LLP (formerly known as Marcum Bernstein & Pinchuk LLP) or its auditor, the PCAOB may be unable to fully inspect our auditor, which may result in our securities being delisted or prohibited from being traded “over-the-counter” pursuant to the HFCA Act and materially and adversely affect the value and/or liquidity of your investment.

●	The uncertainties with respect to the Chinese legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

Risks Related to the Preclinical and Clinical Development of Our Drug Candidates

●	Risks relating to not generate sufficient revenue

●	Risks relating to uncertainty in preclinical development process

●	Risks relating to fail to identify additional drug candidates

●	Risks relating to conduct clinical trials in or outside the U.S.

Risks Related to Obtaining Regulatory Approval for Our Drug Candidates

●	Risks relating to fail or delay to obtain regulatory approval

●	Risks relating to undesirable adverse event

●	Risks relating to fail to complete the 505(b)(2) pathway for the pediatric formulation

●	Risks relating to our third-party suppliers fail to comply with the FDA’s good manufacturing practice regulations or fail to respond to an FDA Form 483 or subsequent Warning Letter

Risks Related to Commercialization of Our Drug Candidates

●	Risks relating to fail to achieve market acceptance

Risks Related to Our IP

●	Risks relating to being unaware of others’ pending patent applications

●	Risks relating to unable to protect and enforce our IP rights throughout the world

●	Risks relating to lawsuits for protecting our IP or against infringing IP rights of other parties

●	Risks relating to non-compliance with patent protection requirements or obligations in the license agreements

●	Risks relating to the terms and scope of our patents not sufficient to protect our candidates

●	Risks relating to unable to obtain or maintain rights of the developing technology through acquisitions or licenses

Risks Related to Our Reliance on Unrelated Parties

●	Risks relating to manufacturers fail to provide sufficient quantities of clinical supply on our candidate at acceptable quality levels or prices

Risks Related to AML Clinic, Natural Supplements and Diagnostic Technology

Risks Related to Our Industry, Business and Operation

●	Risks relating to not complying with laws

●	Risks relating to difficulties in managing our growth

●	Risks relating to unable to collaborations, strategic alliances or acquisitions or enter into royalty-seeking or sublicensing arrangements

●	Risks relating to our disclosure controls and procedures and internal financial reporting controls

●	Risks relating to do business internationally

●	Risks relating to product liability lawsuits arise from clinical trials

●	Risks relating to inadequate insurance coverage

●	Risks relating to failure in safeguarding our computer network system

●	Risks relating to outbreak of the novel coronavirus disease, COVID-19, or other pandemic, epidemic or outbreak of an infectious disease

Risks Related to Our Corporate Structure

●	Risks relating to our Class B shareholders have higher voting rights

Risks Related to our Securities

●	Risks relating to certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders

●	Risks relating to conduct substantially all of our operations outside the United States

●	Risks relating to adopt certain home country practices or take advantage of certain reduced reporting requirements

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

We are highly dependent on Darren Hui, our Chief Executive Officer, as well as, other principal members of our management teams, scientific teams as well as scientific and clinical advisors. Although we have formal employment agreements, which we refer to as appointment letters, with all of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time, subject to applicable notice periods. Nevertheless, the loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

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

As of the date of this amendment to the annual report, we have 17 full-time and 1 part-time employees. Of these, 5 full-time are engaged in research and development and laboratory operations, 7 full-time are engaged in general and administrative functions and 5 full-time and 1 part-time are engaged in the clinic operation. As of the date of this amendment to the annual report, 17 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 66 independent contracted consultants and advisors to assist us with our operations. As our development and commercialization plans and strategies develop, and as we have transitioned into operating as a public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

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

The U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with this annual report on Form 20-F), the SEC will prohibit our securities, including our Class A Ordinary Shares, from being traded on a U.S. national securities exchange, including NASDAQ, or in the over-the-counter trading market in the U.S. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three consecutive years, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction, and such identified auditors, the PCAOB Identified Firms.  The first list of PCAOB Identified Firms was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release. The SEC will review annual reports filed with it for fiscal years beginning after December 18, 2020 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC.  If an issuer is a Commission Identified Issuer for two consecutive years (which will be determined after the second such annual report), the SEC will issue a trading order that will implement prohibitions described above.

On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our current independent accounting firm, Marcum Asia CPAs LLP (formerly known as Marcum Bernstein & Pinchuk LLP), whose audit report is included in this annual report on Form 20-F, is headquartered in Manhattan, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia CPAs LLP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If in the future Marcum Asia CPAs LLP is included in the list of PCAOB Identified Firms and we are unable to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, a trading prohibition for our Class A Ordinary Shares could be issued shortly after our filing of the second consecutive annual report on Form 20-F for which we have retained a PCAOB Identified Firm.

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

In addition to the issues under the HFCA discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of the independent registered public accounting firm, consequently, investors would be deprived of the benefits of such PCAOB inspections. Our current independent registered public accounting firm, Marcum Asia CPAs LLP, is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Class A Ordinary Shares.

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

Risks Related to Our Corporate Structure

One of our directors controls a majority of our voting shares.

One of our Non-Executive Directors and former CEO, Mr. Ian Huen, and his affiliates, over which he is deemed to have control and/or have substantial influence, has voting rights with respect to an aggregate of 20,686,261 ordinary shares, on an as converted basis (4,624,792 Class A Ordinary Shares and 16,061,469 Class B Ordinary Shares), representing approximately 69% of the voting power of our outstanding ordinary shares as of the date hereof. As a result, Mr. Huen has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. Additionally, in the event that Mr. Huen controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member, Mr. Huen owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Huen is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

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

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

The Company has three VIEs which are incorporated under the laws of Cayman Islands and conduct operations in Hong Kong. The Company currently consolidates two of those VIEs since the Group has a variable interest in them and is determined to be the primary beneficiary of those 2 VIES under U.S. GAAP. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIEs’ economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE. According to those standards, we determined that we have the power to manage and make decisions that affect Mios and Scipio’s research and development activities, which activities most significantly impact Mios and Scipio’s economic performance. However, we do not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are the primary beneficiary of Mios and Scipio, but not the primary beneficiary of Libra. As a result, Mios and Scipio’s financial results are consolidated in our consolidated financial statements. In the event that in the future the VIEs no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary of the VIE for accounting purpose, we would not be able to consolidate line by line that VIE’s financial results in our consolidated financial statements. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary of it for accounting purposes, we would be required to consolidate that entity’s financial results in our consolidated financial statements. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results.

The economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Company is subject to Cayman Islands economic substance legislation (“ESA”) requiring that where the Company carries on a relevant activity (as defined in the ESA) it must maintain economic substance within the Cayman Islands, including adequate premises and employees within the Cayman Islands. As an entity subject to the ESA, the Company is required to assess its operations to determine the required compliance (if any) with the ESA, to file an annual notification with the Cayman Islands Registrar of Companies disclosing whether the Company is carrying out any relevant activities within the meaning of the ESA and an annual return with the Department of International Tax Co-Operation. Where applicable, the Company must establish that its operations satisfy the economic substance requirements of the ESA. The Company is required to monitor its operations to ensure it remains in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject the Company to penalties under the ESA.

EU AML High-Risk Third Countries List

On March 13, 2022, the European Commission (“EC”) updated its list of ‘high-risk third countries’ (“EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes to add nine countries, including the Cayman Islands. The EC has noted it is committed to there being a greater alignment between the EU AML List and the FATF listing process. The addition of the Cayman Islands to the EU AML List is a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

The Financial Action Task Force has increased monitoring of the Cayman Islands.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the “FATF grey list.” When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. In its October 2021 and October 2022 plenary, the FATF recognized the progress made by the Cayman Islands to improve its anti-money laundering and counter-terrorist financing regime. Despite this recognition, it is still unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

Risks Related to our Securities

Class A Ordinary Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares if the shares are successfully listed on NASDAQ or other stock markets, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 13,277,429 Class A Ordinary Shares are outstanding as of the date of this amendment to the annual report. 8,365,080 of the Class A Ordinary Shares are freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

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

Risks Related to Doing Business in Hong Kong

Our company currently does not have any operations in mainland China. Accordingly, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, if certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our Class A Ordinary Shares, to significantly decline or become worthless. See the following risk factors of “Our business, financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us” and “The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. We have business operations in Hong Kong but not in mainland China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of your Class Ordinary Shares, which would materially affect the interests of investors.”

Political risks associated with conducting business in Hong Kong.

Most of our operations are based in Hong Kong. Accordingly, our business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this Report, we maintain substantially most of our operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of our operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law (the “Hong Kong Basic Law” or the “Basic Law”), namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and Former President Trump signed an executive order and Hong Kong Autonomy Act (“HKAA”) to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China and Hong Kong have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, including Hong Kong, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and Hong Kong and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Class A Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Marcum Asia CPAs LLP, as the auditor of companies that are traded publicly in the U.S. and firms registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York, and have been inspected by the PCAOB on a regular basis, with the last inspections in 2020, and Marcum Asia CPAs LLP is not subject to the determinations announced by the PCAOB on December 16, 2021.

However, the recent developments would add uncertainties to our ability to offer or continue to offer securities and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCA Act, as amended, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, may result in the delisting of our Company or prohibition of trading in our Class A Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time.

On August 26, 2022, the China Securities Regulatory Commission, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese and Hong Kong companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our ability to offer or continue to offer securities, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

Nasdaq may apply additional and more stringent criteria for our continued listing because our insiders hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. The insiders of our Company hold a large portion of the company’s listed securities. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing, which might result in deficiency letters or inquiries that will take management’s time away from focusing on our operations.

Our business, financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

We currently do not have or intend to have any subsidiary or any contractual arrangement to establish a variable interest entity structure with any entity in mainland China. All of our operating entities are in jurisdictions outside of mainland China, including all three of our VIEs which are incorporated under the laws of Cayman Islands and conduct operations in Hong Kong. However, as our principal place of business is in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, the national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice. We currently do not have plan to expand our operation or acquire any operation in the mainland China. However, we may also become subject to the laws and regulations of the PRC to the extent we commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. We have business operations in Hong Kong but not in in mainland China. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of our Class A Ordinary Shares, which would materially affect the interest of the investors.

The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government has exercised and continues to exercise substantial control over many sectors of the PRC economy through regulation and/or state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in the PRC and businesses which are subject to such government actions.

We have business operations in Hong Kong, but not in mainland China, and we directly, or indirectly via our subsidiaries, own equity interests in our operating entities, none of which are located in mainland China, although all three of our VIEs are incorporated under the laws of Cayman Islands and conduct operations in Hong Kong. Our principal executive offices are located in Europe, but our principal place of business is in Hong Kong, a special administrative region of China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our future expansion or acquisition of operations in mainland China. See “- Our business, financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.”

We currently do not have plans to expand our operation or acquire any operation in the mainland China. However, if we were to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our future development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the Chinese government would not intervene in or influence our operations at any time.

We were not required to obtain permission from the PRC government to list on a U.S. securities exchange, however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our Class A Ordinary Shares, to significantly decline or be worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences - secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

There remain some uncertainties as to whether we will be required to obtain approvals from Chinese authorities to list on the U.S. exchanges and offer or continue to offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (“CSRC”) prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We are also aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland-China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the Cyberspace Administration of China (“CAC”), and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in mainland China must be stored in mainland China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. In addition, for critical information infrastructure operators, or the “CIIOs”, that purchase network-related products and services, the CIIOs shall declare any network-related product or service that affects or may affect national security to the Office of Cybersecurity Review of the CAC for cybersecurity review. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, the Review Measures stipulates that any online platform operators holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date of the annual report, neither we nor our subsidiaries have received any notice from any authorities identifying us or our subsidiaries as a CIIO or requiring us or our subsidiaries to undertake a cybersecurity review by the CAC. Further, as of the date of this amendment to the annual report, neither we nor our subsidiaries have been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that the CAC has issued.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, CAC published the Regulations on the Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. Currently we do not expect the Review Measures to have an impact on the business and operations of our Hong Kong subsidiaries, because (i) our Hong Kong subsidiaries are incorporated and operating in Hong Kong without any subsidiary or variety interest entity (“VIE”) structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of this amendment to the annual report, our Hong Kong subsidiaries have not collected or stored personal information of any individual clients of mainland China; and (iii) as of the date of this amendment to the annual report, our Hong Kong subsidiaries have not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review for the offering. Based on laws and regulations currently in effect in the PRC as of the date of this amendment to the annual report, we believe our Hong Kong subsidiaries are not required to pass the cybersecurity review of the CAC in order to list our Class A Ordinary Shares in the U.S.

In addition, on December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Rules Regarding Overseas Listings. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markets. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, all mainland-China-based companies shall file with the CSRC within three working days. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus. In addition, overseas offerings and listings may be prohibited for such mainland-China-based companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provisions of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (4) if, in the past three years, applicants’ domestic enterprises, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Article 7 of Draft Administrative Provisions regarding the prohibited circumstances for overseas offering or listing, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license may be revoked. The Draft Rules Regarding Overseas Listings, if enacted, may subject us to additional compliance requirements in the future, if they are determined to be applicable to Hong Kong companies. If we are determined to be subject to the Draft Rules Regarding Overseas Listings, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC as of the date of this amendment to the annual report, we believe our Hong Kong subsidiaries are not required to obtain regulatory approval from the CSRC in order to list our Class A Ordinary Shares in the U.S.

Since these proposed rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Class A Ordinary Shares to significantly decline in value or become worthless.

As of the date of this amendment to the annual report, on the basis that we currently do not have any business operations in mainland China, we believe are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer or continue to offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, if we and our Hong Kong subsidiaries (i) do not receive or maintain such approval, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such approval in the future, our operations and financial condition could be materially adversely affected, and our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on Aptorum Group’s daily business operations, our ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our auditor’s audit working papers are located in PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Aptorum was incorporated under the laws of the Cayman Islands on September 13, 2010. Our share capital is $100,000,000.00 divided into 60,000,000 Class A Ordinary Shares with a nominal or par value of $1.00 each and 40,000,000 Class B Ordinary Shares with a nominal or par value of $1.00 each.

Aptorum is not a Chinese operating company. Aptorum is a Cayman Islands holding company with operations conducted through our subsidiaries and the variable interest entities (VIEs). We have determined that we have three VIEs, namely, Libra, Mios and Scipio, according to the U.S. GAAP. In accordance with ASC 810, we concluded that we are the primary beneficiary of two VIEs, Mios and Scipio, therefore, are able to consolidate their financial statements into ours. Mios and Scipio are incorporated under the laws of the Cayman Islands and conduct operations in Hong Kong. Our corporate structure is based on the equity ownership and control we have over our subsidiaries and the consolidated VIEs. Our corporate structure was not set up to be used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Foreign investment can be made directly into the VIEs, however, your investments into Aptorum are made into the Cayman Islands holding company, not any of our VIEs, and you may never own any equity into the VIEs or any other subsidiary.

Aptorum Therapeutics Limited, a Cayman Islands company with limited liability, entered into two concerted action agreements (“Concerted Action Agreements”), with Peace Range Limited, a shareholder of the two consolidated VIEs, on December 30, 2021.

Pursuant to the two Concerted Action Agreements, Peace Ranger Limited and Aptorum Therapeutics Limited agreed to act in concert and give the same expression of intentions in regard with (1) exercising voting rights at shareholders’ meetings; (2) making proposals to shareholder’s meetings; (3) nominating candidates of directors and supervisors; (4) making material decisions for the consolidated VIEs (save for the administrative and managerial duty of work being managed by the board of directors and executives of the consolidated VIEs); (5) exercising the rights as shareholders of the consolidated VIEs in accordance with their articles of association and other relevant agreements or documents between the consolidated VIEs and other related parties; (6) performing the obligations as shareholders of the consolidated VIEs in accordance with the articles of association and other relevant agreements or documents between the consolidated VIEs and other related parties; and (7) exercising other rights granted to shareholders of the consolidated VIEs under laws, administrative regulations, other normative documents, and the articles of association of the consolidated VIEs. The Concerted Action Agreements are governed by and interpreted in accordance with the laws of Hong Kong. The copies of the Concerted Action Agreements were filed as exhibits 4.47 and 4.48 to the Form 20-F filed on April 29, 2022. The Concerted Action Agreements are governed by the laws of Hong Kong. The “acting in concert” agreements like the Concerted Actions Agreements with substantially the same nature have been tested in the courts in Hong Kong. The Hong Kong courts will enforce unless the agreements are unenforceable for other reason(s) such as the agreements are, among others, illegal or made to mislead others, or for the purpose of avoidance of legal requirements and lack a bona fide business purpose. We do not believe that the Concerted Actions Agreements fall within the exceptions that will make them unenforceable in Hong Kong courts.” (Please see the risk factor section, “Risks Related to our Corporate Structure” and “Risks Related to Doing Business in Hong Kong” for more information about the VIEs).

Our current business consists of “therapeutics” and “non-therapeutics” segments, all of which we operate through our subsidiaries (See the ownership chart on page 52).

We refer to our therapeutics segment as Aptorum Therapeutics Group, which is operated through Aptorum’s wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and whose subsidiaries (who we sometimes refer to herein as project companies) are based in the United Kingdom, Singapore and Hong Kong.

We refer to our non-therapeutics segment as Aptorum Non-Therapeutics Group. The Non-Therapeutics Group consists of: (i) diagnostics projects including a novel molecular-based rapid pathogen identification and detection diagnostics (“RPIDD”) technology, (ii) natural supplements including NativusWell®, and (iii) AML Clinic. RPIDD technology is currently under co-development with A*STAR. The sale of natural supplements is operated through Nativus Life Sciences Limited (“Nativus”), a subsidiary of Aptorum Therapeutics Limited incorporated in the Cayman Islands. The Group’s outpatient clinic is operated through our subsidiary, Aptorum Medical Limited, which is a Hong Kong-based company incorporated in the Cayman Islands with an office in Central, Hong Kong.

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

On March 26, 2021, the Company entered into an at the market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as our sales agent (the “Sales Agent”), relating to the sale of our Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-235819) (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, we may offer and sell shares of our Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. As of the date of this amendment to the annual report, we have not yet issued any Class A Ordinary Shares pursuant to the ATM Offering.

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

The following diagram illustrates our corporate structure as of the date of this amendment to the annual report:

Note 1: Both Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”) issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic interest of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic interest of the respective company.

As of the date of this amendment to the annual report, we indirectly hold 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio. An independent third party shareholder, Peace Range Limited, holds 0.15% economic interest and 63.61% voting power in Mios, and 0.15% economic interest and 64.72% voting power in Scipio. The remaining shareholders hold 1.92% economic interest and 0.22% voting power in Mios, and 1.92% economic interest and 0.22% voting power in Scipio respectively. Our ownership interest in these entities is through direct equity ownership and not through any contractual arrangements.

Note 2: Dr. Clark Cheng, an Executive Director of Aptorum Group, holds the remaining 9% shareholding of Aptorum Medical Limited.

Note 3: Angen Funds Limited, a company designated by an investor of ALS series projects, holds the remaining 20% shareholding of Acticule Life Sciences Limited.

Note 4: Accelerate Technologies Pte. Ltd., the commercialization arm of the Singapore Agency for Science, Technology and Research (“A*STAR”), hold 15% shareholding of Aptorum Innovations Holding Pte. Ltd. The inventors of RPIDD technologies in A*STAR hold the remaining 10% of shareholding of Aptorum Innovations Holding Pte. Ltd.

Note 5: An investor of project VLS-2 holds the remaining 10% shareholding of mTor (Hong Kong) Limited.

Currently, we conduct the majority of our operations through the following subsidiaries: Aptorum Therapeutics Limited, Acticule Life Sciences Limited, Nativus Life Sciences Limited, Aptorum Medical Limited and Aptorum Innovations Holding Pte. Limited. All investments into our company are into the parent company, Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong; you may never hold direct equity interests in our subsidiaries or the VIEs.

In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, we consolidate any VIE of which we are regarded as the primary beneficiary for accounting purposes. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. On December 30, 2021, Libra (formerly known as Aptorum Pharmaceutical Development Limited), Mios and Scipio, issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic benefit of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic benefit of the respective company. Following such share issuances, the Group lost its majority voting rights in each of these three companies and only holds 48.33%, 48.39% and 48.36% economic interest in Libra, Mios and Scipio, respectively. However, the Group still holds a majority of each of these three company’s outstanding Class A ordinary shares and therefore will absorb/receive portions of these entities’ expected losses or residual returns. In addition, none of these three companies have sufficient equity to sustain its own activities, and they have two classes of ordinary shares which have different rights, benefits and obligations. We determined that all these three companies are VIEs. On December 31, 2021, Libra, Mios and Scipio further issued Class A ordinary shares to the Group in exchange of certain projects licenses. Upon these share issuances, the Group was holding 97.27% economic interest and 31.51% voting power in Libra, 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio, respectively.

We have considered each of these entity’s Memorandum and Article of Association and their respective board of directors (the sole director of each of Mios and Scipio is an executive director of the Group), and determined that we have the power to manage and make decisions that affect Mios and Scipio’s research and development activities, which activities most significantly impact Mios and Scipio’s economic performance. However, we do not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are regarded as the primary beneficiary of Mios and Scipio for accounting purposes, but not the primary beneficiary of Libra.

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

B. Business Overview

Overview of our Company

Aptorum is not a Chinese operating company. Aptorum is a Cayman Islands holding company with operations conducted through our subsidiaries and the variable interest entities (VIEs). We have determined that we have three VIEs, namely, Libra, Mios and Scipio, according to the U.S. GAAP. All three of the VIEs are incorporated in Cayman Islands and operate in Hong Kong. In accordance with ASC 810, we concluded that we are the primary beneficiary of two VIEs, Mios and Scipio, therefore, are able to consolidate their financial statements into ours. Our corporate structure is based on the equity ownership and control we have over our subsidiaries and the consolidated VIEs. Our corporate structure was not set up to be used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Foreign investment can be made directly into Mios and Scipio; however, your investments into Aptorum are made into the Cayman Islands holding company, not any of the consolidated VIEs, and you may never own any equity into the VIEs or any other subsidiary.

Since the consolidated VIEs operate in Hong Kong, they face various legal and operational risks and uncertainties associated with doing business in Hong Kong. Our current corporate structure does not contain any variable interest entity in mainland China and we do not have intention establishing any VIEs in mainland China in the future. However, if in the future there is any significant change to the current political arrangements between mainland China and Hong Kong and mainland China’s expanded authority in Hong Kong result in the PRC regulatory authorities disallowing our current corporate structure, or if in the future our structure were to contain a VIE and the mainland PRC regulatory authorities expand to Hong Kong and disallow our corporate structure, it would likely result in a material adverse change in the VIE’s operations, and the value of our securities may decline significantly in value or become worthless.

Although currently we do not have any business operations or VIE in mainland China and we believe that the laws and regulations of the PRC applicable in China do not currently have any material impact on our business, financial condition or results of operations, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to VIE, data and cyberspace security, and anti-monopoly concerns, would be applicable to a company such as Mios and Scipio given their substantial operations in Hong Kong and the Chinese government’s significant oversight authority over the conduct of business in Hong Kong.

In light of China’s recent expansion of authority in Hong Kong, we are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong. The Chinese government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. We believe that, on the basis that we currently do not have any business operations in mainland China, we currently are not required to obtain approvals from Chinese authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, none of Mios or Scipio is currently required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other PRC governmental authority to operate its business or for us to continue to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Should the PRC government choose to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to the VIEs in the future. Such governmental actions: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and (iii) may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

We are also aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the VIEs’ daily business operation, and the continued listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this offering or cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” and “Risk Factors - Risks Relating to Doing Business in Hong Kong”.

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act, as amended (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. Our auditor, Marcum Asia CPAs LLP, have been inspected by the PCAOB on a regular basis, with the last inspections in 2020, and Marcum Asia CPAs LLP is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. While our auditor is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Cash Transfers and Dividend Distribution

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Majority of the cash are managed by a few of the subsidiaries of Aptorum Group. Each department or operating entity initiates a cash request by putting forward a payment requisition form, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the nature of payment. The designated management member examines and approves the cash transfer based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

We are permitted under the laws of Cayman Islands to provide funding to our subsidiaries and the consolidated VIEs through loans or capital contributions without restrictions on the amount of the funds. Under the Cayman Islands law, the VIEs are permitted to pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the consolidated VIEs being unable to pay its debts due in the ordinary course of business.

As of the date of this amendment to the annual report, none of our subsidiaries or the consolidated VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

On December 31, 2021, Mios and Scipio has issued Class A ordinary shares to Aptorum Therapeutics Limited, in exchange of Aptorum Therapeutics Limited’s granting of license of certain patents to each of them. Other than this, there has been no transfer of cash or other assets occurred between us, our subsidiaries, and the consolidated VIEs.

Business Overview

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

Arrangements with Other Parties

As mentioned above, part of our business model includes collaborating with research entities such as academic institutions and CROs, as well as highly regarded experts in their respective fields. We engage these entities and researchers either for purposes of exploring new innovations or advancing preclinical studies of our existing licensed drug candidates. Although the financial cost of these arrangements does not represent a material expense to the Company, the relationships we can access through, specifically, sponsored research arrangements (“SRAs”) with academic institutions and organizations can provide significant value for our business; for example, we may decide whether to continue development of certain early-staged projects and/or out-license a project based on the data and results from research governed by SRAs. However, as of the date of this amendment to the annual report, we do not consider the particulars of any of our SRAs to be material to the success of our current business plans.

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

[1]	Clark Cheng, our Chief Medical Officer and an Executive Director, owns 9% of Aptorum Medical Limited as of the date of this amendment to the annual report.

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

FDA Application Status

As of the date of this amendment to the annual report, we received CTA and IND approvals for ALS-4 and SACT-1 from Health Canada and US FDA to initiate human clinical trial. We have not submitted other applications for IND to the FDA or other regulatory agencies.

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

Employees

As of the date of this amendment to the annual report, we have 17 full-time and 1 part-time employees. Of these, 5 full-time are engaged in research and development and laboratory operations, 7 full-time are engaged in general and administrative functions and 5 full-time and 1 part-time are engaged in the clinic operation. As of the date of this amendment to the annual report, 17 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 66 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

The following table sets forth a list of our patent rights under the exclusive licenses as of the date of this amendment to the annual report related to our Lead Projects, ALS-4 and RPIDD; on the other hand, our other Lead Project, SACT-1 is a proprietary technology not subject to any license agreement:

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

Trademarks

As of the date of this amendment to the annual report, we own trademark registrations covering the trade names and logos of Aptorum and our subsidiaries, including but not limited to “APTORUM”, “APTORUM THERAPEUTICS,” “VIDENS LIFE SCIENCES,” “ACTICULE LIFE SCIENCES,”, “CLAVES LIFE SCIENCES”, “NATIVUS LIFE SCIENCES”, “TALEM,” in jurisdictions Hong Kong, EU and the United Kingdom and PRC. Furthermore, we are in the process of applying for registration of trademarks in jurisdictions including the U.S., EU, the United Kingdom, and PRC.

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

Permission Required from the PRC Authorities

As of the date of this amendment to the annual report, on the basis that we currently do not have any business operations in mainland China, we are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer or continue to offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. The laws and regulations of mainland China do not currently have any material impact on our business, financial condition or results of operations and we are currently not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the mainland China.

Nevertheless, we are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on Aptorum Group’s daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchange. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless. (Please see the risk factor section, “Risks Related to our Corporate Structure” and “Risks Related to Doing Business in Hong Kong” for more information).

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

Registered Direct Offering

On February 28, 2020, we closed a Registered Direct Offering with certain non-affiliated institutional investors (the “Non-affiliated Purchasers”) and Jurchen Investment Corporation, our largest shareholder and wholly owned by Mr. Ian Huen, one of our directors (the “Affiliated Purchaser” collectively with the Non-affiliated Purchasers, the “Purchasers”). The Purchasers purchased an aggregate of 1,351,350 Class A Ordinary Shares and warrants (“Warrants”) to purchase 1,351,350 Class A Ordinary Shares, for gross proceeds of approximately $10 million. The Warrants are exercisable immediately following the date of issuance for a period of seven years at an initial exercise price of $7.40. The purchase price for each Share and the corresponding Warrant is $7.40.

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

At the Market Offering

On March 26, 2021, the Company entered into an at the market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as our sales agent (the “Sales Agent”), relating to the sale of our Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-235819) (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, we may offer and sell shares of our Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. As of the date of this amendment to the annual report, we have not yet issued any Class A Ordinary Shares pursuant to the ATM Offering.

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

	Year Ended December 31, 2021	Year Ended December 31, 2020
Research and Development Expenses:
Payroll expenses	$1,320,020	$1,145,550
Contracted research organizations services	4,569,538	4,184,285
Sponsored research	248,865	1,561,273
Amortization and depreciation	961,447	986,836
Consultation	3,214,824	2,906,222
Other R&D expenses	554,948	515,413
Impairment loss of intangible assets	-	200,000
Milestone payment	-	87,344
Total Research and Development Expenses	$10,869,642	$11,586,923

R&D expenses by projects	Year Ended December 31, 2021	Year Ended December 31, 2020

ALS-4	$5,430,177	$6,673,591
SACT-1	3,702,955	2,333,137
NLS-2	934,869	688,151
Other projects	801,641	1,892,044
Total	$10,869,642	$11,586,923

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

C. Research and Development, Patents and Licenses, etc.

As of the date of this amendment to the annual report, the Company has 8 exclusively licensed technologies in the area of neurology, infectious diseases, gastroenterology, oncology, diagnostics and natural health. In addition, the Company is actively developing 7 proprietary technologies.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this amendment to our annual report, and a brief account of the business experience of each of them. The business address for the directors and officers of Aptorum Group Limited is 17 Hanover Square, London, W1S 1BN, United Kingdom.

As of June 30, 2022, Ms. Sabrina Khan resigned from her position as our Chief Financial Officer, due to personal reasons. Mr. Martin Siu replaced Ms. Khan as the Company’s Head of Finance on that same date.

Mr. Lui was appointed Chief Executive Officer (“CEO”), effective June 1, 2022. Mr. Lui succeeds Mr. Ian Huen, who will be stepping down as Chief Executive Officer, but will remain on the Company’s board as a non-executive director on the same effective date.

On August 27, 2021, Dr. Angel Ng tendered her resignation as the Company’s Chief Operating Officer. Angel’s resignation did not result from any disagreement regarding any matter related to the Company’s operations, policies or practices.

Name	Age	Position
Executive Officers
Darren Lui	41	Chief Executive Officer, Chief Accounting Officer and Executive Director
Clark Cheng	42	Chief Medical Officer and Executive Director
Martin Siu	43	Head of Finance
Thomas Lee	49	Head of Research and Development
Non-Management Directors
Charles Bathurst	67	Independent Non-Executive Director and Chair of Audit Committee
Mirko Scherer	53	Independent Non-Executive Director
Justin Wu	52	Independent Non-Executive Director and Chair of Compensation Committee
Douglas Arner	52	Independent Non-Executive Director and Chair of Nominating and Corporate Governance Committee
Ian Huen	42	Founder and Non-Executive Director

Executive Officers

MR. DARREN LUI, CEO, Chief Accounting Officer, and Executive Director

Mr. Darren Lui is the CEO, Chief Accounting Officer, and an Executive Director of Aptorum Group Limited. Mr. Lui was previously the founder, director and responsible officer of Varengold Capital Securities Limited and Varengold Capital Asset Management Limited in Hong Kong, with subsidiaries operating brokerage, asset management, and investment businesses in Asia established since January 2015.

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

MR. MARTIN SIU, Head of Finance

Mr. Martin Siu is the Head of Finance of Aptorum Group Limited since July 2022. Prior to that, Mr. Siu supported over 8 listed companies and licensed corporations in Asia as consultant, advisor and financial manager. Extensively experienced in audit and financial strategy, he worked in the field of audit for over 18 years, also led a professional team to provide strategic consultancy services to sizable corporate clients specialized in audit, compliance, risk management, financial reporting and fund raising. Mr. Siu is a certified public accountant and graduated with a BBA (Hons) in Accounting at City University of Hong Kong in 2001.

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

MR. IAN HUEN, Founder and Non-Executive Director

Mr. Ian Huen is the Founder and a Non-Executive Director of Aptorum Group Limited. Mr. Huen served as Chief Executive Officer and Executive Director of Aptorum Group Limited from October 2017 to May 2022. He has over 18 years of global asset management experience and previously covered the U.S. healthcare sector as an equity research analyst at Janus Henderson Group plc (formerly known as Janus Capital). Mr. Huen was the financial advisor in the sale of Seng Heng Bank Limited (Macau) to Industrial and Commercial Bank of China in 2007 and was appointed as the vice president of the Board of General Meeting in Industrial and Commercial Bank of China (Macau) Capital Limited in March 2007 for a term of 12 years until March 2019.

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

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(9)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Ian Huen (2) (CEO)	2021	288,000	24,000	372,943	300,001	2,308	-		987,252

Darren Lui (3) (President)	2021	166,667	6,667	186,472	150,001	2,308	-		512,115

Clark Cheng (4) (CMO)	2021	280,610	21,982	256,398	237,501	10,158	119	(6)	806,768

Sabrina Khan (5) (CFO)	2021	208,600	69,918	172,486	174,167	2,308	-		627,479

Thomas Lee (7) (Head of R&D)	2021	229,600	19,518	233,090	225,001	2,308	-		709,517

Angel Ng (8) (COO)	2021	92,859	6,300	23,309	36,999	1,731	-		161,198

(1)	The Appointment Letters provide salaries in HKD; for purposes of this table, we used a conversion ratio of HKD7.80 to USD1.00 to determine the salary in USD.

(2)	Mr. Huen is the founder and was appointed as the Chief Executive Officer of Aptorum Group on October 1, 2017; he resigned in June 2022. Before that, he was a director of the Company.

(3)	Mr. Lui was appointed as the Chief Business Officer and President of Aptorum Group on October 1, 2017 and resigned as Chief Business Officer on October 10, 2019.

(4)	Dr. Cheng was appointed as the Chief Medical Officer of Aptorum Group on January 2, 2018.

(5)	Miss Khan was appointed as the Chief Financial Officer of Aptorum Group on October 16, 2017 and she resigned in June 2022. The monthly salary of Miss Khan remains unchanged in 2022 until her resignation.

(6)	Pursuant to Dr. Cheng’s appointment letter, Dr. Cheng received a share bonus of 526 ordinary shares of AML, representing 5% of AML’s issued and outstanding ordinary shares (the “Share Bonus”) in 2018. Based on the Company’s financial position and Dr. Cheng’s performance, on each anniversary of Dr. Cheng’s employment commencement date, the Share Bonus is eligible to increase by 1% of AML’s then issued and outstanding ordinary share count per year up to a maximum additional amount of 5% of AML’s then issued and outstanding ordinary share count by the 5th anniversary from his employment commencement date. As of the date of this amendment to the annual report, Dr. Cheng received a total of 989 ordinary shares of AML, representing 9% of AML’s issued and outstanding ordinary shares; during fiscal 2021, Dr. Cheng received 117 ordinary shares of AML, the cash value of which is USD117; during fiscal 2022, Dr. Cheng received 119 ordinary shares with cash value of which is USD119.

(7)	Dr. Lee was appointed as the Head of Research & Development of Aptorum Group on April 1, 2019. Before that, he was the Chief Executive Officer and Chief Scientific Officer of Aptorum Therapeutics Limited, a wholly-owned therapeutics subsidiary of Aptorum Group Limited from January 2018 to March 2019. The monthly salary of Dr. Lee was adjusted to HK$154,000 (approximately US$19,744) since January 1, 2022.

(8)	Dr. Ng served as the Chief Operating Officer of Aptorum Group from April 1, 2019 to November 26, 2021.

(9)	Represents deferred bonuses provided to directors and executive officers, which will be vested after 1-2 years vesting period.

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

Scientific Advisory Boards

We restructured the Scientific Assessment Committee into a newly formed Scientific Advisory Board. The Scientific Advisory Board shall help the Company sharpen its focus on innovation and technological advancements and address critical scientific challenges in our research and development; it will provide overall advise on the scientific development of the company. As of the date of this amendment to the annual report, we have 24 members on this board.

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

D. Employees

As of the date of this amendment to the annual report, we have 17 full-time and 1 part-time employees. Of these, 5 full-time are engaged in research and development and laboratory operations, 7 full-time are engaged in general and administrative functions and 5 full-time and 1 part-time are engaged in the clinic operation. As of the date of this amendment to the annual report, 17 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 66 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this amendment to the annual report.

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 13,277,429 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares outstanding as of the date of this amendment to the annual report.

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

Unless otherwise indicated, the business address of each of the individuals is 17 Hanover Square, London, W1S 1BN, United Kingdom.

Name and Address of Beneficial Owner	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Percentage of Total Class A and Class B Ordinary Shares(1)	Percentage of Total Voting Power(2)
Darren Lui(4)	441,344	2,141,333	7.19%	9.19%
Clark Cheng(5)	*	-	*	*
Martin Siu	-	-	-	-
Thomas Lee(7)	*	-	*	*
Charles Bathurst(9)	*	-	*	*
Mirko Scherer(10)	*	-	*	*
Justin Wu(11)	*	-	*	*
Douglas Arner(12)	*	-	*	*
Ian Huen(3)	4,624,792	16,061,469	56.69%	69.26%
All directors and executive officers as a group (9 persons)	5,066,136	18,202,802	62.38%	78.20%

5% Beneficial Owner
Jurchen Investment Corporation(3)	4,243,613	16,061,469	56.01%	69.21%
Sui Fong Isabel Huen Ng(13)	211,986	1,907,870	5.94%	8.12%
CGY Investments Limited(14)	852,988	4,015,367	13.49%	17.23%

*	Less than 1% of total outstanding Ordinary Shares on an as converted basis.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this amendment to the annual report, by the sum of Class A Ordinary Shares and Class B Ordinary Shares, and the number of Class A Ordinary Shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. Following the IPO, each Class B Ordinary Share can be converted at any time on a one-for-one basis into Class A Ordinary Shares at the discretion of the holder.

(2)	For each person and group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group with respect to all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares as one single class. Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to ten votes per share on all matters subject to a shareholders’ vote.

(3)	Includes 3,703,073 Class A Ordinary Shares owned by Jurchen, warrants held by Jurchen to purchase 540,540 Class A Ordinary Shares, options granted to Mr. Huen to purchase 381,179 Class A Ordinary Shares, and 16,061,469 Class B Ordinary Shares owned by Jurchen. Jurchen Investment Corporation, is a company wholly-owned by Mr. Huen. Mr. Huen maintains sole voting control over the shares held by Jurchen, the principal office address of which is at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong. Does not include 149,254 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Mr. Huen pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(4)

Includes (i) 14,850 Class A Ordinary Shares and 133,649 Class B Ordinary Shares held by DSF Investment Holdings Limited, which is 29.5% held by Mr. Lui, and 70.5% held by Eternal Clarity Holdings Limited which is wholly-owned by Mr. Lui’s mother, Ms. Emily Woo, and is located at Flat A2, 11th Floor, Wing Hang Insurance Building, 11 Wing Kut Street, Hong Kong, (ii) 240,931 Class A Ordinary Shares and 2,007,684 Class B Ordinary Shares held by CGY Investments Limited, which is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother), and (iii) options held by CGY Investments Limited to purchase 185,563 Class A Ordinary Shares. Mr. Lui only controls and/or has substantial influence on the disposition and voting rights of 29.5% of the Aptorum shares DSF owns; Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother regarding the CGY shares. Does not include 74,627 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to CGY Investments Limited, of which represented 50% deemed controlled by Mr. Lui, pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this amendment to the annual report.

(5)	Pursuant to his appointment letter, Dr. Cheng received 9% of Aptorum Medical Limited’s ordinary shares as of the date of this amendment to the annual report. Does not include 102,612 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to ACC Medical Limited, pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report. ACC Medical Limited, is a company wholly-owned by Dr. Cheng. Dr. Cheng maintains sole voting control over the shares held by ACC Medical Limited, the principal office address of which is at Unit 1, 13/F, Block A, 19-25 Jervois Street, Hong Kong.

(6)	[reserved]

(7)	Does not include 93,284 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Dr. Lee pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(8)	[reserved]

(9)	Does not include 11,194 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Mr. Bathurst pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(10)	Does not include 11,194 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Mr. Scherer pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(11)	Does not include 11,194 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Professor Wu pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(12)	Does not include 11,194 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to Professor Arner pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

(13)	Sui Fong Isabel Huen Ng is the mother of Mr. Ian Huen. Mr. Ian Huen does not have control nor substantial influence on the disposition and voting rights of the shares held by his mother.

(14)	CGY Investments Limited is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Includes (i) 481,863 Class A Ordinary Shares and 4,015,367 Class B Ordinary Shares held by CGY Investments Limited, and (ii) options held by CGY Investments Limited to purchase 371,125 Class A Ordinary Shares. Does not include 149,254 Class A Ordinary Shares issuable upon exercise of outstanding options issued on March 8, 2022 to CGY Investments Limited pursuant to the Option Plan, since such options have not vested and will not be exercisable within 60 days of the date of this annual report.

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

Sales of convertible notes

On December 9, 2022, Aptorum Group Limited entered into a Securities Purchase Agreement (the “Agreement”) with Aenco Technologies Ltd (“Note holder”), a Cayman Islands company that is indirectly 34.56% effectively owned by our non-executive director and major shareholder, Ian Huen. Since Mr. Huen is an affiliate of the Company, the Agreement and the transaction contemplated therein has been approved by the audit committee of the board of directors of the Company, which only consists of independent directors.

Pursuant to the Agreement, the Note holder is purchasing a convertible note in the original principal amount of $3,000,000 (the “Note”). The Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares, par value $1.00 per share (the “Ordinary Shares”) at the Note holder option. The Notes will have a maturity date of 12 months subject to the Note holder’s extension, a bullet interest rate of 7% per annum, and a conversion price of $1.20 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. The shares used to meet a repayment would be valued at the Conversion Price.

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

On May 27, 2022, we appointed Mr. Huen as Non-Executive Director for a term of 3 years from June 1, 2022, after Mr. Huen stepping down as Chief Executive Officer on that date. Under the appointment letter, we pay Mr. Huen approximately USD27,308 per month. The appointment letter can be earlier terminated by either party with two-months’ written notice.

On June 30, 2022, we appointed Mr. Siu as our Head of Finance pursuant to an Operations Services & Secondment Agreement between Aptus Management Limited and MG Consultancy Limited (“MG”), through which Mr. Siu provides his services. MG charges an initial monthly fee of approximately USD7,600, which may be increased to approximately USD12,700 during the term of the agreement. The agreement has a three-year term, which will automatically renew for additional one-year terms, unless earlier terminated by either party with one-month written notice.

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

We received gross proceeds of approximately $12.0 million from our initial public offering. As of the date of this amendment to the annual report, in addition to our expenses relating to our IPO, all IPO proceeds have been used on our lead projects and other projects.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Aptorum Group Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Association, as amended (17)
2.1	Registrant’s Specimen Certificate for Ordinary Shares*
2.2	Form of Underwriter’s Warrant+++
2.3	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended (17)
2.4	Form of Warrant+
4.1	Form of Underwriting Agreement+++
4.2	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017*
4.3	Employment Letter between the Company and Sabrina Khan (Chief Financial Officer), dated September 1, 2017*
4.4	Addendum to Employment Letter between Company and Sabrina Khan (Chief Financial Officer) dated April 24, 2018*
4.5	Appointment Letter between the Company and Darren Lui (Chief Business Officer, President & Director), dated September 25, 2017*
4.6	Employment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated August 31, 2017*
4.7	Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated September 25, 2017*
4.8	Second Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated October 30, 2017*
4.9	Third Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated January 2, 2018*
4.10	Appointment letter between the Company and Keith Chan (former Chief scientific officer) (Terminated March 13, 2019)*
4.11	Appointment Letter between the Company and Charles Bathurst (Independent Non-Executive Director), dated September 24, 2017*
4.12	Appointment Letter between the Company and Mirko Scherer (Independent Non-Executive Director), dated September 24, 2017*
4.13	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017*
4.14	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018*
4.15	2017 Share Option Plan, as amended (15)
4.16	Service Agreement Between Covar Pharmaceuticals Incorporated and Videns Incorporation Limited*
4.17	Consulting Agreement between the Company and GloboAsia, LLC (includes provisions for the appointment of Keith Chan as member of the Scientific Advisory Board) dated March 13, 2019(5)
4.18	Exclusive Patent License Agreement for ALS-4 dated October 18, 2017(3)
4.19	First Amendment to Exclusive License Agreement for ALS-4 dated June 7, 2018*
4.20	Second Amendment to Exclusive License Agreement for ALS-4 dated July 10, 2019(6)
4.21	Exclusive License Agreement for ALS-4 dated January 11, 2019(4)

4.22	Employment Agreement with Dr. Lee dated March 13, 2019++
4.23	Master Collaboration Agreement by and between the Company, A*ccelerate Technologies Pte. Ltd, and AENEAS CAPITAL LIMITED dated April 24, 2019(1)
4.24	Bond Repurchase Agreement dated April 24, 2019(1)
4.25	Form of Line of Credit Agreement(2)
4.26	Form of Promissory Note(2)
4.27	Form of Securities Purchase Agreement+
4.28	Consulting agreement with CGY Investment Limited effective on January 10, 2020(6)
4.29	Administrative Consultant Services Agreement with Aeneas Management Limited dated January 1, 2019(6) (Terminated April 30, 2020)
4.30	Secondment Agreement between the Company and Aenco Limited dated January 1, 2019(6) (Replaced April 1, 2020)
4.31	Secondment Agreement (2) between the Company and Aenco Limited dated April 1, 2020(6) (Terminated September 30, 2020)
4.32	Evaluation Agreement with Illumina Inc. (portions of the exhibit have been omitted because they (i) are not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.)(7)
4.33	Placement Agency Agreement, dated February 25, 2020 between the Company and Alliance Global Partners(8)
4.34	Form of Securities Purchase Agreement(8)
4.35	Form of Warrant(8)
4.36	Form of Securities Purchase Agreement dates as of September 29, 2020, by and among the Company and the purchasers named therein(9)
4.37	Form of Warrant(9)
4.38	Form of Pre-Funded Warrant(9)
4.39	Form of Placement Agent Warrant(9)
4.40	Exclusive License Agreement with Accelerate Technologies Pte Ltd.’s dated September 25, 2020(11, 12)
4.41	Sales Agreement, dated March 26, 2021 between the Company and H.C. Wainwright(10)
4.42	Share Subscription and Shareholders Agreement dated as of September 25, 2020(11,12)
4.43	Contract Research Agreement between Aptorum Therapeutics Limited and Aeneas Technology (Hong Kong) Limited(12)
4.44	Loan Agreement between Aptorum Therapeutics Limited and Talem Medical Group Limited (portions of the exhibit have been omitted because they (i) are not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.)(11)(13)
4.45	Specific Security Deed between Aptorum Therapeutics Limited and Talem Medical Group Limited(13)
4.46	Private Placement Shares Purchase Agreement with Jurchen Investment Corporation(14)
4.47	Concerted Action Agreement between Aptorum Therapeutics Limited and Peace Range Limited dated December 30, 2021 regarding to Mios Pharmaceuticals Limited (17)
4.48	Concerted Action Agreement between Aptorum Therapeutics Limited and Peace Range Limited dated December 30, 2021 regarding to Scipio Life Sciences Limited (17)
4.49	Operations Services & Secondment Agreement between Aptus Management Limited and MG Consultancy Limited (16)
4.50	Form of Securities Purchase Agreement (18)
4.51	Appointment letter between the Company and Ian Huen (Non-Executive Director), dated May 27, 2022**
8.1	List of Subsidiaries**
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***
15.1	Consent of Marcum Asia CPAs LLP**
99.1	Code of Business Ethics*
101.INS	Inline XBRL Instance Document**
101.SCH	Inline XBRL Taxonomy Extension Schema Document**
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)**

***	Furnished with this annual report on Form 20-F
**	Filed with this annual report on Form 20-F
*	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018

+++	Incorporated by reference to our Registration Statement Filed on Form F-1 on November 15, 2018
++	Incorporated by reference to our Current Report on Form 6-K filed on April 1, 2019
+	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020

(1)	Incorporated by reference to our Current Report on Form 6-K filed on April 24, 2019
(2)	Incorporated by reference to our Current Report on Form 6-K filed on August 14, 2019

(3)	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.
(4)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(5)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019

(6)	Incorporated by reference to our annual report on Form 20-F filed on April 29, 2020. Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.
(7)	Incorporated by reference to our Current Report on Form 6-K filed on January 25, 2021; portions of the exhibit were omitted because they (i) are not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.
(8)	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020
(9)	Incorporated by reference to our Current Report on Form 6-K filed on October 2, 2020
(10)	Incorporated by reference to our Current Report on Form 6-K filed on March 26, 2021
(11)	Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) is the type that the registrant treats as private or confidential.
(12)	Incorporated by reference to our annual report on Form 20-F filed on April 19, 2021
(13)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021
(14)	Incorporated by reference to our Current Report on Form 6-K filed on May 26, 2021

(15)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021
(16)	Incorporated by reference to our Current Report on Form 6-K filed on July 11, 2022.
(17)	Incorporated by reference to our annual report on Form 20-F filed on April 29, 2022.
(18)	Incorporated by reference to our Current Report on Form 6-K filed on December 9, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aptorum Group Limited

Date: January 17, 2023	By:	/s/ Darren Lui
Darren Lui
Chief Executive Officer, Chief Accounting Officer
Chairman of the Board of Directors
(Principal Executive & Financial Officer)

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

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, we consolidate any variable interest entity (“VIE”) of which we are the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We do not consolidate a VIE in which we have a majority ownership interest when we are not considered the primary beneficiary. We have determined that we are the primary beneficiary of Mios and Scipio, but not the primary beneficiary of Libra (see Note 14, Variable Interest Entity). We evaluate our relationships with the VIE on an ongoing basis to determine whether we become the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

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