Form 20-F
period 2022-12-31
Aptorum Group Ltd
filed 2023-04-28
CIK 1734005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A Ordinary shares, par value $0.00001	APM	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Ordinary Shares: 1,326,953 (retroactively reflecting the ten-for-one reverse stock split that was effectuated on January 23, 2023)

Class B Ordinary Shares: 2,243,776 (retroactively reflecting the ten-for-one reverse stock split that was effectuated on January 23, 2023)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If the securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“505(b)(2) Application” refers to an application for which one or more of the investigations relied upon by the applicant for approval “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted” (21 U.S.C. 355(b)(2)).

●	“A*STAR” refers to Agency for Science, Technology and Research.

●	“Acticule” refers to Acticule Life Sciences Limited, an 80% owned subsidiary of Aptorum Group.

●	“Aeneas Group” refers to Aeneas Limited and its subsidiaries. Aeneas Limited is 76.8% owned by Jurchen Investment Corporation. Because Mr. Huen, a director, holds 100% equity interest in Jurchen Investment Corporation, we refer Aeneas Group as a fellow subsidiary of Aptorum Group.

●	“AML” refers to Aptorum Medical Limited, a 90% owned subsidiary of Aptorum Group, as of the date of this report.

●	“AML Clinic” refers to an outpatient medical clinic operated by AML under the name of Talem Medical.

●	“Aptorum Group,” and “Group” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong, all of its subsidiaries and the consolidated VIEs to which we are regarded as the primary beneficiary for accounting purposes.

●	“Aptorum Non-Therapeutics Group” refers to the Company’s non-therapeutics segment that encompasses: diagnostics projects including the novel molecular-based rapid pathogen identification and detection diagnostics (“PathsDx Test”, formerly known as “RPIDD”) technology, natural supplement products including NativusWell®, and the AML Clinic.

●	“Aptorum Therapeutics Group” refers to the Company’s therapeutics segment that is operated through its wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and its indirect subsidiary companies, whose principal places of business are in the United Kingdom, Singapore and Hong Kong.

●	“At The Market Offering” or “ATM Offering” refers to the offering and sale of the Company’s Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-268873), in which H.C. Wainwright & Co., LLC (“Wainwright”), acted as the Company’s sales agent in accordance with certain at the market offering agreement (the “Sales Agreement”), dated as of March 26, 2021, by and between the Company and Wainwright.

●	“cGCP” refers to Current Good Clinical Practice as adopted by the applicable regulatory authority.

●	“cGLP” refers to Current Good Laboratory Practice as adopted by the applicable regulatory authority.

●	“cGMP” refers to Current Good Manufacturing Practice as adopted by the applicable regulatory authority.

●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares, par value $0.00001 per share.

●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares, par value $0.00001 per share.

●	“Company,” “we” and “us” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong.

●	“CMC” refers to chemical, manufacturing and control.

●	“Covar” refers to Covar Pharmaceuticals Incorporated, a contract research organization engaged by the Company.

●	“CROs” refers to contract research organizations.

●	“CTA” refers to Clinical Trial Application.

●	“EEA” refers to the European Economic Area.

●	“EMA” refers to the European Medicines Agency.

●	“EMEA” refers to Europe, the Middle East and Africa.

●	“EPO” refers to the European Patent Organization or the European Patent Office operated by it.

●	“European Patent” refers to patents issuable by the EPO.

●	“EU” refers to the European Union.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“FDA” refers to U.S. Food and Drug Administration.

●	“FDCA” refers to the U.S. Federal Food, Drug and Cosmetic Act.

●	“Fiscal year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“HKD” refers to Hong Kong Dollars.

●	“Hong Kong” or “H.K.” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong Doctors” refers to the doctors in Hong Kong under the employment of AML Clinic.

●	“IND” refers to Investigational New Drugs.

●	“IP” refers to intellectual property.

●	“IPO” or “Offering” means the initial public offering by the Company of 76,142 Class A Ordinary Shares consummated on December 17, 2018.

●	“Jurchen” refers to Jurchen Investment Corporation, a company wholly-owned by one of our directors and former CEO, Ian Huen, and a holding company of Aptorum Group.

●	“Lead Projects” refers to ALS-4, SACT-1 and PathsDx Test (formerly known as RPIDD).

●	“Libra” refers to Libra Sciences Limited, a VIE in which we hold 97.27% economic interest and 31.51% voting power. Libra is incorporated under the laws of the Cayman Islands. We are not deemed as the primary beneficiary of Libra for accounting purposes.

●	“Major Patent Jurisdictions” refers to the United States, member states of the European Patent Organization and the People’s Republic of China.

●	“Mios” refers to Mios Pharmaceuticals Limited, a consolidated VIE in which we indirectly hold 97.93% economic interest and 36.17% voting power. Aptorum is regarded as the primary beneficiary of Mios for accounting purposes.

●	“Nativus” refers to Nativus Life Sciences Limited, a wholly-owned subsidiary of Aptorum Group.

●	“NMPA” refers to China’s National Medical Products Administration and its predecessor, the China Food and Drug Administration.

●	“NDA” refers to a New Drug Application issued by the FDA.

●	“Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares collectively.

●	“PRC” and “China” refer to the People’s Republic of China.

●	“Registered Direct Offering” means the registered direct offering by the Company of 135,135 Class A Ordinary Shares and warrants to purchase up to 135,135 Class A Ordinary Share consummated on February 28, 2020.

●	“Restructure” refers to the Company’s change from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, effective as of March 1, 2017.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-227198) for the sale of up to 349,397 Class A Ordinary Shares (including Class A Ordinary Shares underlying certain warrants and a bond, as fully described therein) which initially filed on September 5, 2018 and became effective on December 3, 2018.

●	“R&D” refers to research and development.

●	“R&D Center” refers to an in-house pharmaceutical development center located in Hong Kong Science and Technology Park.

●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission.

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Scipio” refers to Scipio Life Sciences Limited, a consolidated VIE in which we indirectly hold 97.93% economic interest and 35.06% voting power. Aptorum is regarded as the primary beneficiary of Scipio for accounting purposes.

●	“Securities Act” refers to the Securities Act of 1933.

●	“UK” refers to the United Kingdom.

●	“United States,” “U.S.” and “US” refer to the United States of America.

●	“Videns” refers to Videns Incorporation Limited, a wholly-owned subsidiary of Aptorum Group.

●	“VIE” refers to a variable interest entity.

●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive (loss) income, equity and cash flows for the years ended December 31, 2022, 2021 and 2020.

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

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

All share and per share amounts have been retroactively adjusted to reflect the reverse stock split that occurred on January 23, 2023.

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

As stated above, we have not generated any revenue and do not foresee generating any revenue from our drug candidates in the near future. Effective as of March 2018, we leased the property in Central, Hong Kong that is the home to AML Clinic, which commenced operations in June 2018. We have also launched NativusWell® (NLS-2) in Hong Kong through HKTV Mall, a leading online shopping mall in Hong Kong, in September 2022, and in China through one of the largest e-commerce platform in China, JD.com, in March 2023.

Until our therapeutic candidates produce revenue, our principal source of revenue is from AML Clinic, but it is not sufficient by itself to fund our other operations; even if we receive revenue from NativusWell® (NLS-2) natural supplements, it will not provide sufficient revenue. We believe that available cash, together with the efforts from management plans and actions described elsewhere in this report, should enable the Company to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and the Company has prepared the consolidated financial statements on a going concern basis. However, the Company continues to have ongoing obligations and it expects that it will require additional capital in order to execute its longer-term development plan. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, deferring some of its research and seeking to dispose of marketable securities. Management cannot provide any assurance that the Company will raise additional capital if needed.

Because we rely upon third parties to perform the payment processing for our sales of on the e-commerce platforms, the failure or inability of the third party to provide these services could impair our business and operation.

The third party payment service providers such as UnionPay, Alipay and WeChat Pay are used by most e-commerce platforms in China for their convenience, reliability and cost-effectiveness. However, the payment processing business is highly regulated, and it is subject to a number of risks that could materially and adversely affect their abilities to provide payment processing services to us, including:

●	increased regulatory focus and the requirement that it comply with numerous complex and evolving laws, rules and regulations;

●	increases in the costs to the third party, including fees charged by banks to process funds through the third parties, which could result in increased costs to us and to our participants;

●	dissatisfaction with the third parties’ services;

●	a decline in the use of the third parties’ services generally which could result in increases in costs to users such as us and our participants;

●	the ability of the third parties to maintain adequate security procedures to prevent the hacking or other unauthorized access to account and other information provided by us and the participants who use the system;

●	system failures or failure to effectively scale the system to handle large and growing transaction volumes;

●	the failure or inability of the third parties to manage funds accurately or the loss of funds by the third parties, whether due to employee fraud, security breaches, technical errors or otherwise; and

●	the failure or inability of these third parties to adequately manage business and regulatory risks.

We rely on the convenience and ease of use that third party’s payment methods for our sales of NativusWell® (NLS-2) on the e-commerce platforms. If the quality, utility, convenience or attractiveness of these payment services declines for any reason, the attractiveness of our product could be materially impaired. If we need to migrate to other third-party payment services for any reason, the transition could require considerable time and management resources, and the third-party payment services may not be as effective, efficient or well-received by our clients. Further, our customers may be reluctant to use a different payment system.

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

We have launched and marketed NativusWell® (NLS-2) in Hong Kong through HKTV Mall, a leading online shopping mall in Hong Kong in September 2022, and in China through one of the largest e-commerce platform in China, JD.com in March 2023. In Hong Kong, natural supplements are defined as “health food” products. “Health food” containing medicines are subject to the Pharmacy and Poisons Ordinance (Cap 138) and such “health food” containing Chinese medicines are regulated by the Chinese Medicine Ordinance (Cap 549), where they must meet the requirements in respect of safety, quality and efficacy before they can be registered.

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

The FDA has statutory authority to assure that medical devices and in vitro diagnostics, including those where the PathsDx Test technology may be utilized, are safe and effective for their intended uses. Should the PathsDx Test technology be utilized in U.S. as a Laboratory Developed Test (LDT), the FDA has historically exercised its enforcement discretion and may not enforce applicable provisions of the FDC Act and regulations with respect to LDTs. We believe the PathsDx Test may not be subject to the FDA’s enforcement of its medical device regulations and the applicable FDC Act provisions.

However, if and when we utilize the PathsDx Test technology in the U.S., the FDA may disagree with our assessment that the PathsDx Test falls within the definition of an LDT and seek to regulate the PathsDx Test as medical devices. If the FDA determines that our products are subject to such requirements, we could be subject to enforcement action, including administrative and judicial sanctions, and additional regulatory controls and submissions for the PathsDx Test, all of which could be burdensome.

In the future, certain of our products or related applications could be subject to additional FDA regulation. Even where a product is not subject to FDA clearance or approval requirements, the FDA may impose restrictions as to the types of customers to which we can market and sell our products. Such regulation and restrictions may materially and adversely affect our business, financial condition and results of operations. Other regulatory regimes that do not currently present material challenges but that could in the future subject to regulations include biosecurity should our PathsDx Test technology be utilized in the U.S.

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

We are highly dependent on Darren Lui, our Chief Executive Officer, as well as, other principal members of our management teams, scientific teams as well as scientific and clinical advisors. Although we have formal employment agreements, which we refer to as appointment letters, with all of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time, subject to applicable notice periods. Nevertheless, the loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

To induce valuable employees to remain at our Company, in addition to salary and cash incentives, we provide share incentive grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in the price of our Class A Ordinary Shares that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have appointment letters with our key employees, any of our employees could resign at any time, with 1-month to 3-months prior written notice or with payment in lieu of notice.

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

As of the date of this annual report, we have 18 full-time and 1 part-time employees. Of these, 6 full-time are engaged in research and development and laboratory operations, 7 full-time are engaged in general and administrative functions and 5 full-time and 1 part-time are engaged in the clinic operation. As of the date of this annual report, 18 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 66 independent contracted consultants and advisors to assist us with our operations. As our development and commercialization plans and strategies develop, and as we have transitioned into operating as a public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. In connection with the audit of our financial statements for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

Since 2019, we took actions to remediate the abovementioned material weakness:

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

However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2022. We cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Our management concluded that our internal controls over financial reporting were not effective as of December 31, 2022. Investors may lose confidence in our operating results, the price of the Class A Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A Ordinary Shares may not be able to remain listed on the NASDAQ Global Market.

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

We had unrestricted cash of $1.88 million, $8.13 million, and $3.50 million as of December 31, 2022, 2021, and 2020, respectively. We may invest our cash in a variety of financial instruments. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

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

We may be exposed to various risks related to the regulatory environment of the pharmaceutical industry in the PRC.

We have sold NativusWell® through JD.com in China since 2023; we are the exclusive licensee to certain PRC patents directed to our drug candidates; and we also intend to file application for certain products in the PRC. The pharmaceutical industry in the PRC is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. (See “Item 4. Information on the Company – B. Business Overview – Regulations”). In recent years, the regulatory framework in the PRC regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our drug candidates in the PRC and reduce the current benefits that we believe are available to us from developing and manufacturing drugs in the PRC. Chinese authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in the PRC. We believe our strategy and approach is aligned with the PRC government’s policies, but we cannot ensure that our strategy and approach will continue to be aligned.

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

The U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC will prohibit our securities, including our Class A Ordinary Shares, from being traded on a U.S. national securities exchange, including NASDAQ, or in the over-the-counter trading market in the U.S. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three consecutive years, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction, and such identified auditors, the PCAOB Identified Firms.  The first list of PCAOB Identified Firms was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release. The SEC will review annual reports filed with it for fiscal years beginning after December 18, 2020 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC.  If an issuer is a Commission Identified Issuer for two consecutive years (which will be determined after the second such annual report), the SEC will issue a trading order that will implement prohibitions described above.

On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our current independent accounting firm, Marcum Asia CPAs LLP (formerly known as Marcum Bernstein & Pinchuk LLP), whose audit report is included in this annual report on Form 20-F, is headquartered in Manhattan, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB December 2021 Release. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia CPAs LLP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If in the future Marcum Asia CPAs LLP is included in the list of PCAOB Identified Firms and we are unable to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, a trading prohibition for our Class A Ordinary Shares could be issued shortly after our filing of the second consecutive annual report on Form 20-F for which we have retained a PCAOB Identified Firm.

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

A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Based on the current and anticipated value of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2022, and we may be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2023.

In determining whether we are a PFIC, cash and investments are considered by the U.S. Internal Revenue Service (“IRS”) to be a passive asset. During our taxable year ending December 31, 2022, we believe that the amount of restricted and unrestricted cash we had on hand and investments were greater than 50% of our total assets. The composition of our assets during the current taxable year may cause us to continue to be classified as a PFIC. The determination of whether we will be a PFIC for our current taxable year or a future year may depend in part upon how quickly we spend our liquid assets, and on the value of our goodwill and other unbooked intangibles not reflected on our balance sheet, which may depend upon the market value of our Class A Ordinary Shares from time to time. Further, while we will endeavor to use a classification methodology and valuation approach that is reasonable, the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles for purposes of determining whether we are a PFIC in the current or one or more future taxable years.

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

One of our Non-Executive Directors and former CEO, Mr. Ian Huen, and his affiliates, over which he is deemed to have control and/or have substantial influence, has voting rights with respect to an aggregate of 2,068,627 Ordinary Shares, on an as converted basis (462,480 Class A Ordinary Shares and 1,606,147 Class B Ordinary Shares), representing approximately 71% of the voting power of our outstanding ordinary shares as of the date hereof. As a result, Mr. Huen has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. Additionally, in the event that Mr. Huen controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member, Mr. Huen owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Huen is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

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

The Company has three VIEs which are incorporated under the laws of Cayman Islands and conduct operations in Hong Kong. The Company currently consolidates two of those VIEs since the Group has a variable interest in them and is determined to be the primary beneficiary of those two VIEs under U.S. GAAP. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIEs’ economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE. According to those standards, we determined that we have the power to manage and make decisions that affect Mios and Scipio’s research and development activities, which activities most significantly impact Mios and Scipio’s economic performance. However, we do not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are the primary beneficiary of Mios and Scipio, but not the primary beneficiary of Libra. As a result, Mios and Scipio’s financial results are consolidated in our consolidated financial statements. In the event that in the future the VIEs no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary of the VIE for accounting purpose, we would not be able to consolidate line by line that VIE’s financial results in our consolidated financial statements. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary of it for accounting purposes, we would be required to consolidate that entity’s financial results in our consolidated financial statements. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results.

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

Risks Related to our Securities

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

On February 8, 2023, the Company received a deficiency letter from the Nasdaq Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Company does not meet the minimum Market Value of Publicly Held Shares (“MVPHS”) of $5,000,000 for the previous 30 consecutive business days. The Nasdaq deficiency letter has no immediate effect on the listing of the Company’s Class A Ordinary Shares, and its Class A Ordinary Shares will continue to trade on The Nasdaq Global Market under the symbol “APM” at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been given 180 calendar days, or until August 7, 2023, to regain compliance with Rule 5450(b)(1)(C). If at any time before August 7, 2023, the MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed.

If the Company does not regain compliance with Rule 5450(b)(1)(C) by August 7, 2023, the Company will receive written notification that its securities are subject to delisting and the Company may appeal the delisting determination to a Hearing’s Panel. Alternatively, the Company may consider applying to transfer the Class A Ordinary Shares to The Nasdaq Capital Market. The Company intends to remain on the Nasdaq Global Market and will actively monitor its MVPHS and will consider available options to resolve the deficiency and regain compliance with Rule 5450(b)(1)(C).

If the Company fails to regain compliance with any other listing rules when required in the future, we could be subject to suspension and delisting proceedings. If our securities lose their status on the Nasdaq Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

Class A Ordinary Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares if the shares are successfully listed on NASDAQ or other stock markets, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 1,719,522 Class A Ordinary Shares are outstanding as of the date of this annual report. 860,989 of the Class A Ordinary Shares are freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per share, and holders of Class B Ordinary Shares are entitled to one hundred votes per share, which can cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Our management team as a group beneficially owns over 1.8 million Class B Ordinary Shares representing approximately 81% voting power. As a result, until such time as their collective voting power is below 50%, our management team as a group of controlling shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, concentration of ownership of our Class B Ordinary Shares may discourage, prevent or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Shareholders who hold shares of Class B Ordinary Shares, including our executive officers and their affiliates, hold approximately 99% of the voting power of our outstanding ordinary shares. Because of the one hundred-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares will collectively continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval, so long as the Class B Ordinary Shares represent at least 1.0% of all outstanding shares of our Ordinary Shares.

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

Our corporate affairs are governed by our Third Amended and Restated Memorandum and Articles of Association (as may be amended from time to time) (“Memorandum and Articles”), the Companies Act (2023 Revision) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Cayman Islands courts are also unlikely to recognize or enforce judgments from U.S. courts based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce non-penal judgment of a foreign court of competent jurisdiction for a liquidated sum without retrial on its merits which is not obtained in a manner contrary to public policy in the Cayman Islands and in respect of which there are no concurrent proceedings in the Cayman Islands. This means, even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

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

Risks Related to Doing Business in Hong Kong

Our company currently only has limited operations to sell its NativusWell® through one of mainland China’s largest e-commerce platforms. Accordingly, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, if certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our Class A Ordinary Shares, to significantly decline or become worthless. See the following risk factors of “Our business, financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us” and “The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of your Class A Ordinary Shares, which would materially affect the interests of investors.”

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

Our auditor, Marcum Asia CPAs LLP, as the auditor of companies that are traded publicly in the U.S. and registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York, and have been inspected by the PCAOB on a regular basis, with the last inspections in 2020, and Marcum Asia CPAs LLP is not subject to the determinations announced by the PCAOB on December 16, 2021.

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

We have business operations in Hong Kong, with limited operations to sell its NativusWell® through e-commerce in mainland China, and we directly, or indirectly via our subsidiaries, own equity interests in our operating entities, none of which are located in mainland China, although all three of our VIEs are incorporated under the laws of Cayman Islands and conduct operations in Hong Kong. Our principal executive offices are located in Europe, but our principal place of business is in Hong Kong, a special administrative region of China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our future expansion or acquisition of operations in mainland China. See “- Our business, financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.”

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

On December 28, 2021, the Cyberspace Administration of China (“CAC”), and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in mainland China must be stored in mainland China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. In addition, for critical information infrastructure operators, or the “CIIOs”, that purchase network-related products and services, the CIIOs shall declare any network-related product or service that affects or may affect national security to the Office of Cybersecurity Review of the CAC for cybersecurity review. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, the Review Measures stipulates that any online platform operators holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date of the annual report, neither we nor our subsidiaries have received any notice from any authorities identifying us or our subsidiaries as a CIIO or requiring us or our subsidiaries to undertake a cybersecurity review by the CAC. Further, as of the date of the annual report, neither we nor our subsidiaries have been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that the CAC has issued.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, CAC published the Regulations on the Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. Currently we do not expect the Review Measures to have an impact on the business and operations of our Hong Kong subsidiaries, because (i) our Hong Kong subsidiaries are incorporated and operating in Hong Kong without any subsidiary or variety interest entity (“VIE”) structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of the annual report, our Hong Kong subsidiaries have not collected or stored personal information of any individual clients of mainland China; and (iii) as of the date of this annual report, our Hong Kong subsidiaries have not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review for the offering. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe our Hong Kong subsidiaries are not required to pass the cybersecurity review of the CAC in order to list our Class A Ordinary Shares in the U.S.

In addition, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of our Class A Ordinary Shares. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined that we are subject to the Trial Measures for the listing of the Ordinary Shares on the Nasdaq, we may fail to obtain required approval, complete required filing or meet such requirements in a timely manner or at all, or completion could be rescinded. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

If we are determined to be subject to the Draft Rules Regarding Overseas Listings, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe our Hong Kong subsidiaries are not required to obtain regulatory approval from the CSRC in order to list our Class A Ordinary Shares in the U.S.

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

As of the date of this annual report, we believe are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer or continue to offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, if we and our Hong Kong subsidiaries (i) do not receive or maintain such approval, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such approval in the future, our operations and financial condition could be materially adversely affected, and our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Aptorum was incorporated under the laws of the Cayman Islands on September 13, 2010. Our share capital is $100,000,000.00 divided into 9,999,996,000,000 Class A Ordinary Shares with a nominal or par value of $0.00001 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of $0.00001 each.

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

Pursuant to the two Concerted Action Agreements, Peace Range Limited and Aptorum Therapeutics Limited agreed to act in concert and give the same expression of intentions in regard with (1) exercising voting rights at shareholders’ meetings; (2) making proposals to shareholder’s meetings; (3) nominating candidates of directors and supervisors; (4) making material decisions for the consolidated VIEs (save for the administrative and managerial duty of work being managed by the board of directors and executives of the consolidated VIEs); (5) exercising the rights as shareholders of the consolidated VIEs in accordance with their articles of association and other relevant agreements or documents between the consolidated VIEs and other related parties; (6) performing the obligations as shareholders of the consolidated VIEs in accordance with the articles of association and other relevant agreements or documents between the consolidated VIEs and other related parties; and (7) exercising other rights granted to shareholders of the consolidated VIEs under laws, administrative regulations, other normative documents, and the articles of association of the consolidated VIEs. The Concerted Action Agreements are governed by and interpreted in accordance with the laws of Hong Kong. The copies of the Concerted Action Agreements were filed as exhibits 4.47 and 4.48 to the Form 20-F filed on April 29, 2022. The Concerted Action Agreements are governed by the laws of Hong Kong. The “acting in concert” agreements like the Concerted Actions Agreements with substantially the same nature have been tested in the courts in Hong Kong. The Hong Kong courts will enforce unless the agreements are unenforceable for other reason(s) such as the agreements are, among others, illegal or made to mislead others, or for the purpose of avoidance of legal requirements and lack a bona fide business purpose. We do not believe that the Concerted Actions Agreements fall within the exceptions that will make them unenforceable in Hong Kong courts.” (Please see the risk factor section, “Risks Related to our Corporate Structure” and “Risks Related to Doing Business in Hong Kong” for more information about the VIEs).

Our current business consists of “therapeutics” and “non-therapeutics” segments, all of which we operate through our subsidiaries (See the ownership chart on page 67).

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

We refer to our non-therapeutics segment as Aptorum Non-Therapeutics Group. The Non-Therapeutics Group consists of: (i) diagnostics projects including PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, (ii) natural supplements including NativusWell®, and (iii) AML Clinic. PathsDx Test technology is currently under co-development with A*STAR. The sale of natural supplements is operated through Nativus Life Sciences Limited (“Nativus”), a subsidiary of Aptorum Therapeutics Limited incorporated in the Cayman Islands. The Group’s outpatient clinic is operated through our subsidiary, Aptorum Medical Limited, which is a Hong Kong-based company incorporated in the Cayman Islands with an office in Central, Hong Kong.

On September 25, 2020, Aptorum, via its subsidiaries, enters into a series of transactions with Accelerate Technologies Pte. Ltd.’s (“Accelerate Technologies”), the commercialization arm of the Singapore Agency for Science, Technology and Research (“A*STAR”), in relation to the research and development of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, through its subsidiaries. Specifically, Paths Diagnostics Pte. Limited (formerly known as Aptorum Innovations Holding Pte. Limited), one of the Company’s subsidiaries, entered into an Exclusive Licence Agreement with Accelerate Technologies to co-develop the PathsDx Test technology. The term of the Exclusive Licence Agreement is described in Exhibit 4.62 on Form 20-F filed with the SEC on April 19, 2021. Furthermore, Accelerate Technologies, the inventors of the PathsDx Test technologies in A*STAR (“Founding Scientists”), Paths Diagnostics Pte. Limited, and Paths Innovations Limited (formerly known as Aptorum Innovations Holding Limited), a wholly owned subsidiary of the Company, entered into a Share Subscription & Shareholders Agreement on the same day to subscribe ordinary shares of Paths Diagnostics Pte. Limited. The shares are subscribed and issued in two tranches, the first tranche has taken place at closing of the Share Subscription & Shareholders Agreement, while the second tranche will take place after the certain first milestone is met. The total number of shares subscribed by the shareholders under the Share Subscription & Shareholders Agreement is around 2.7 million. After the two tranches of subscription, Aptorum, Accelerate Technologies and the Founding Scientists are expected to control 71.23%, 14.25% and 9.53% of the share of Paths Diagnostics Pte. Limited respectively, with 4.99% of the shares reserved for its employee share plan.

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

On May 4, 2017, Mr. Huen transferred all of the ordinary shares in the Company he owned (in the amount of 2,230,760) to Jurchen, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Huen. On October 13, 2017, as part of the Conversions (as defined below) the ordinary shares held by Jurchen were redesignated as 223,076 Class A Ordinary Shares and 2,007,684 Class B Ordinary Shares.

On February 21 and March 1, 2017, the Company’s board of directors and shareholders resolved to restructure the Company from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, respectively (the “Restructuring Plan”).

According to the Restructuring Plan, the 256,571.12 then issued participating shares with par value of $0.01 (“Participating Shares”) were redeemed and 4,743,418.88 unissued Participating Shares were cancelled;   following such redemption and cancellation, we no longer have any Participating Shares authorized or issued. Additionally, the Company authorized a class of securities consisting of 10,000,000 ordinary shares, par value $10.00 per share and issued 2,565,711 ordinary shares to our original investors.

During the period March 1, 2017 through October 13, 2017, an aggregate of 220,703 ordinary shares were issued at a price of approximately $39 per share in a private placement we described as a “Series A” offering. Each investor of the Series A offering, in addition to a subscription agreement, signed a shareholder agreement, which set forth the basic governance terms of the Company, as well as our capital structure. The shareholders agreement was terminated in October 2017.

On October 13, 2017, ordinary resolutions were passed at an extraordinary general meeting of the Company approving (the “Conversions”): (i) converting 7,213,587 of authorized but unissued ordinary shares into 5,457,362 authorized but unissued Class A Ordinary Shares, par value of $10.00 per share and 1,756,225 authorized but unissued Class B Ordinary Shares, par value of $10.00 per share, respectively; (ii) converting 2,493,085 ordinary shares held by three shareholders into an aggregate of 249,309 Class A Ordinary Shares and 2,243,776 Class B Ordinary Shares; and (iii) converting 293,330 ordinary shares held by 24 shareholders into an aggregate 293,330 Class A Ordinary Shares. Following these issuances, we had 27 shareholders of record.

On October 19, 2017, we changed our name from APTUS Holdings Limited to our current name, Aptorum Group Limited.

On March 23, 2018, Jurchen transferred 44,615 Class A Ordinary Shares and 401,537 Class B Ordinary Shares to CGY Investments Limited, a company incorporated in Hong Kong and which we deem Mr. Darren Lui jointly controls and/or of which he has substantial influence on the disposition rights and voting rights of such shares. Following this transfer, Jurchen owns approximately 33% and 72% of our Class A Ordinary Shares and Class B Ordinary Shares, respectively.

On December 17, 2018, the Company consummated its IPO of 76,142 Class A Ordinary Shares. The Registration Statement was declared effective by the U.S. Securities and Exchange Commission on December 3, 2018 (the “Effective Date”). The shares were sold at a price of $158 per share, generating gross proceeds to the Company of approximately $12,030,420.

On May 26, 2021, the Company entered into a private placement shares purchase agreement with Jurchen, issuing 138,793 Class A Ordinary Shares, par value $10 per share, at $28.82 per share, representing a 10% premium to the last closing price of the Company’s Class A Ordinary Shares on the NASDAQ stock exchange on that date. The Company received aggregate gross proceeds of $4,000,000 from the purchase of these shares. Following the purchase, Mr. Huen’s total shareholding represented 55.52% of the total issued share capital of the Company.

On January 23, 2023, the Company effectuated a ten-for-one share consolidation of its authorized share capital, such that every 10 Class A Ordinary Shares, par value of US$1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share, par value of US$10.00 per share, and that every 10 Class B Ordinary Shares, par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share, par value of US$10.00 per share (the “Share Consolidation” or “Reverse Split”).

On February 21, 2023, the shareholders of the Company approved a merger of the Company with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company was the surviving company, on the terms of the plan of merger that includes the change in par value in the authorized shares of the Company from $10 to $0.00001. In addition, among other things, the shareholders approved to increase the voting rights of the Class B Ordinary Shares from 10 votes per share to 100 votes per share, and to increase the number of Class A Ordinary Shares authorized to 9,999,996,000,000 shares, par value $0.00001 each. These corporate actions were effective as of February 21, 2023.

Over the past three years, we have invested approximately $0.5 million towards our principal capital expenditures, which include laboratory equipment, premises, leasehold improvements, and medical and other equipment.

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

As of the date of this annual report, we indirectly hold 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio. An independent third party shareholder, Peace Range Limited, holds 0.15% economic interest and 63.61% voting power in Mios, and 0.15% economic interest and 64.72% voting power in Scipio. The remaining shareholders hold 1.92% economic interest and 0.22% voting power in Mios, and 1.92% economic interest and 0.22% voting power in Scipio respectively. Our ownership interest in these entities is through direct equity ownership and not through any contractual arrangements.

Note 2: Dr. Clark Cheng, an Executive Director of Aptorum Group, holds the remaining 10% shareholding of Aptorum Medical Limited.

Note 3: Angen Funds Limited, a company designated by an investor of ALS series projects, holds the remaining 20% shareholding of Acticule Life Sciences Limited.

Note 4: Accelerate Technologies Pte. Ltd., the commercialization arm of the Singapore Agency for Science, Technology and Research (“A*STAR”), hold 15% shareholding of Paths Diagnostics Pte. Limited. The inventors of PathsDx Test technologies in A*STAR hold the remaining 10% of shareholding of Paths Diagnostics Pte. Limited.

Note 5: An investor of project VLS-2 holds the remaining 10% shareholding of mTor (Hong Kong) Limited.

Currently, we conduct the majority of our operations through the following subsidiaries: Aptorum Therapeutics Limited, Acticule Life Sciences Limited, Nativus Life Sciences Limited, Aptorum Medical Limited and Paths Diagnostics Pte. Limited. All investments into our company are into the parent company, Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong; you may never hold direct equity interests in our subsidiaries or the VIEs.

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

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

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

As of the date of this annual report, none of our subsidiaries or the consolidated VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

On December 31, 2021, Mios and Scipio has issued Class A ordinary shares to Aptorum Therapeutics Limited, in exchange of Aptorum Therapeutics Limited’s granting of license of certain patents to each of them. Other than this, there has been no transfer of cash or other assets occurred between us, our subsidiaries, and the consolidated VIEs.

Business Overview

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

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

We have devoted a substantial portion of the proceeds from our offerings, to our Lead Projects. Our Lead Projects are ALS-4, SACT-1 and PathsDx Test. In January 2022, we announced that we completed Phase 1 clinical trial for ALS-4 and Phase 1 clinical trial for assessing relative bioavailability and food effect of SACT-1. No serious adverse events were observed and there were no relevant clinical changes in respect of vital signs. In March 2023, we announced that we completed the Pre-IND discussions with the US FDA on ALS-4. With the positive feedback on the overall development strategy from the US FDA, we are proceeding towards the IND submission of ALS-4. In March 2023, we also announced the completion of the End of Phase 1 (EOP1) meeting with the US FDA. The FDA generally agreed with the chemistry-manufacturing-control (CMC) strategy and our proposed clinical development plan for SACT-1 Phase 1/2 trials. In 2023, we expect to be able (i) to submit IND application to the US FDA seeking to initiate a Phase 2 clinical study to assess the efficacy of ALS-4 in patients and (ii) submit a clinical protocol to the US FDA seeking to initiate our planned Phase 1b/2a trial for SACT-1, subject to regulatory review. We commenced clinical validation of our molecular based PathsDx Test and will continue to undergo validations during 2023, in parallel with its pre-commercialization process in 2023.

Our current business consists of “therapeutics” and “non-therapeutics” segments. However, our focus is on the therapeutics segments. Because of the risks, costs and extended development time required for successful drug development, we have determined to pursue projects within our non-therapeutics segments, such as AML Clinic and NativusWell®, to provide some interim revenue, as well as diagnostics technology that may be brought to market and generate revenue more quickly.

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

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses three businesses: (i) diagnostics projects including PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, (ii) natural supplements including NativusWell®, and (iii) AML Clinic. PathsDx Test technology is currently under co-development with A*STAR. The core objectives of PathsDx Test are to rapidly and accurately identify and detect existing or emerging unknown pathogens (including DNA/RNA-based viruses such as coronavirus, antibiotic-resistant bacteria, fungi, etc.), in a cost-effective, unbiased and broad-spectrum manner, through liquid biopsy (patients’ blood samples and is potentially adaptable for other sample types), genome sequencing and artificial intelligence driven software analytics. A key objective is also to develop PathsDx Test to leverage existing and emerging Next-Generation Sequencing platforms for pathogenic genome sequencing analysis. The sale of natural supplements is operated through Nativus Life Sciences Limited (“Nativus”), a subsidiary of Aptorum Therapeutics Limited. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and is marketed under the brand name NativusWell®; we are selling NativusWell® online through HKTV Mall, JD.com and NativusWell® website. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central, Hong Kong as the home to AML Clinic. AML Clinic commenced operations under the name of Talem Medical in June 2018.

Prior to March 2017, the Company had pursued passive healthcare related investments in early stage companies primarily in the United States. However, we have since ceased pursuing further passive investment operations and intend to exit all such portfolio investments over an appropriate timeframe to focus resources on our current business.

On September 25, 2020, Aptorum, via its subsidiaries, enters into a series of transactions with Accelerate Technologies Pte. Ltd.’s (“Accelerate Technologies”), the commercialization arm of the Singapore Agency for Science, Technology and Research (“A*STAR”), in relation to the research and development of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, through its subsidiaries. Specifically, Paths Diagnostics Pte. Limited, one of the Company’s subsidiaries, entered into an Exclusive Licence Agreement with Accelerate Technologies to co-develop the PathsDx Test technology. The term of the Exclusive Licence Agreement is described in Exhibit 4.62 on Form 20-F filed with the SEC on April 19, 2021. Furthermore, Accelerate Technologies, the inventors of the PathsDx Test technologies in A*STAR (“Founding Scientists”), Paths Diagnostics Pte. Limited, and Paths Innovations Limited, a wholly owned subsidiary of the Company, entered into a Share Subscription & Shareholders Agreement on the same day to subscribe ordinary shares of Paths Diagnostics Pte. Limited. The shares are subscribed and issued in two tranches, the first tranche has taken place at closing of the Share Subscription & Shareholders Agreement, while the second tranche will take place after the certain first milestone is met. The total number of shares subscribed by the shareholders under the Share Subscription & Shareholders Agreement is around 2.7 million. After the two tranches of subscription, Aptorum, Accelerate Technologies and the Founding Scientists are expected to control 71.23%, 14.25% and 9.53% of the share of Paths Diagnostics Pte. Limited respectively, with 4.99% of the shares reserved for its employee share plan.

On December 30, 2020, Paths Innovations Limited, one of the Company’s wholly-owned subsidiaries, entered into an Evaluation Agreement with Illumina Inc (“Illumina”). Pursuant to the agreement, Paths Innovations Limited will evaluate the data and performance of Illumina’s sequencing technology based on the workflow of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, at Paths Innovations Limited’s Singapore based evaluation site.

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

To achieve this goal, we are implementing the following strategies:

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas. We are currently developing drug candidates in several disease/therapeutic areas. We believe that by diversifying our research efforts, it would increase the likelihood that at least one of our projects will achieve clinical success and therefore add value to the Company. As of date of this annual report, the Company is developing 10 projects covering therapeutic assets, diagnostic assets, and natural supplements, in broad range of areas across infectious diseases, cancers (including rare oncology indications), neurology, gastroenterology, metabolic disorders and women’s health. The 10 projects are comprised of 10 exclusively licensed projects (including Lead Project ALS-4 being exclusively licensed from the University of Hong Kong and PathsDx Test being exclusively licensed from A*STAR) and 7 proprietary projects developed by our scientists (including Lead Project SACT-1). Our initial focus will be on developing our Lead Projects, but intend to continue developing our other current projects and may seek new licensing opportunities where we determine that the market potential justifies the additional commitment of our limited resources.

●	Selectively expanding our portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs. We have selected innovations for development which we believe are of superior scientific quality, whilst taking into account the potential market size and demand for same, for example, taking into consideration whether the relevant product can satisfy significant unmet medical needs. In particular, Aptorum Group Limited has established a Scientific Advisory Board, which helped us to select our current projects and which we expect will provide input from a scientific perspective towards any future opportunities for acquiring or licensing life science innovations. We intend to continue expanding our line of projects under development, and subject to our financial and other resource limitations, exploring acquisitions or licenses of additional products which may be able to attain orphan drug designations (e.g., rare types of cancer) or satisfy significant unmet medical needs and that show strong preclinical and/or early clinical data to provide promising opportunities for clinical and commercial success.

●	Collaborating with leading academic institutions and CROs. In building and developing our product portfolio, we believe that accessing external innovation, expertise and technology through collaboration with leading academic institutions and CROs is a vital and cost-efficient strategy. We have established strong relationships with leading academic institutions around the world and expect to continue to strengthen our collaborations by, for example, seeking to provide their affiliated Principal Investigators resources through sponsorship to conduct further research in specialty fields of interest and association with personnel connected to our current project companies, in exchange for obtaining for the Company the first right to negotiate for an exclusive license to any resulting innovations. In addition, we have entered and will continue to actively source arrangements with pharmaceutical companies, in most cases in roles as contract research organizations, to streamline the development of our projects. This may include outsourcing part of the preclinical, clinical studies and clinical supplies manufacturing to externally accredited cGLP, cGMP and cGCP standard contract research organizations or laboratories in order to attain the required studies for submission to the regulatory authorities as part of the clinical development plan. (See “Item 4. Information on the Company – B. Business Overview – Arrangements with Other Parties”)

●	Expanding our in-house pharmaceutical development center. We believe collaborations between the R&D Center and the scientists engaged in work for our project companies will enhance clinical and commercial potential of the projects. In addition, we will assist the project companies by engaging external pharmaceutical companies and/or contract research organizations to outsource any part of the preclinical or clinical development work that cannot be performed by the R&D Center in order to obtain the resources necessary for our development process.

●	Leveraging our management’s expertise, experience and commercial networks. We believe the combination of our management’s expertise and experience, with their academic and commercial networks make us an effective platform for advancing healthcare innovations towards clinical studies and commercialization in key global markets. We have assembled a management team with global experience and an extensive record of accomplishments in medical research, consulting and financing, and identification and acquisition of pharmaceutical and biopharmaceutical drug candidates. Our Head of Research and Development also has extensive experiences in drug development. We also employ key management personnel with banking and financial experience, which enhances our capability to establish the most efficient financial structure for the development of our programs.

●	Obtaining and leveraging government grants to fund project development. Governments across the world pays close attention to the development of the biotechnology sector and provides support and funding. We intend to aggressively seek government support from the governments in the United States, the United Kingdom, Hong Kong, Singapore and elsewhere for our product development and to facilitate the development of some of our projects.

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

Lead Projects, Natural Supplements and Other Projects under Development

We are actively operating and managing the development of our drug candidates through various subsidiaries. Each candidate is being researched in a subsidiary with a medical/scientific area of focus related to the drug candidate in development. We refer to these as our “Project Companies” and their products or areas of focus as our Lead Projects (i.e., ALS-4, SACT-1 and PathsDx Test), our natural supplements (i.e., NativusWell®) or Other Projects under Development (as defined below). The selection of a drug candidate is based on our estimate of the market potential for that candidate, the scientific expertise required to develop it, and our overall corporate strategy, including our ability to commit personnel and future investment to that candidate.

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

We anticipate allocating approximately 20% of our resources to develop projects other than our Lead Projects (such other projects being referred to herein as “Other Projects under Development”), with a strong focus on NativusWell®, and AML Clinic. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and is marketed under the brand name NativusWell®; we are selling NativusWell® online through HKTV Mall, JD.com and NativusWell® website. AML Clinic is expected to provide us with a modest amount of revenue. Even though NativusWell® achieves commercial sales, revenue from these products alone will not be sufficient for us to carry out all of our plans, but it will assist with name recognition and supplement our income while we develop our Lead Projects.

[1]	Clark Cheng, our Chief Medical Officer and an Executive Director, owns 10% of Aptorum Medical Limited as of the date of this annual report.

Lead Projects

After consideration of various factors, such as time and resources required for further development, potential success rate and market size, the Group decided to focus the majority of its resources on ALS-4 and SACT-1 and PathsDx as the current Lead Projects. The Group will continue to invest some of its resources to develop other projects, including those previously classified as Lead Projects.

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

Figure 2

*	Unpaired student’s t-test, p<0.05

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

Figure 3a: Oral Formulation of ALS-4 in an MRSA Survival Study

Figure 3b

Figure 3b: Oral Formulation of ALS-4 in a Non-Lethal Bacteremia Model

CFU = Colony Forming Unit, a unit used to estimate the number of viable bacteria in a sample

A Clinical Trial Application (“CTA”) was submitted with the Public Health Agency of Canada (Health Canada) to conduct a Phase 1 clinical trial of ALS-4, an orally administered small molecule drug for the treatment of infections caused by Staphylococcus aureus including Methicillin-resistant Staphylococcus aureus (MRSA) in Q4 2020. ALS-4 received clearance from Health Canada regarding the CTA to initiate a Phase 1 clinical study in January 2021. In March 2021, we announced dosing the first human subject in its Phase 1 clinical trial evaluating ALS-4. In January 2022, we further announced the completion of our Phase I clinical trial for ALS-4. The first-in-human Phase 1 trial was a randomized, double-blinded, placebo-controlled, single and multiple ascending dose study designed to evaluate safety, tolerability, and pharmacokinetics of orally administered ALS-4 in healthy male and female adult volunteers. The single-ascending dose studies (SAD) and multiple-ascending dose studies (MAD) have been completed for a total of 72 healthy subjects and no subjects were dropped from the studies. There were no serious adverse events observed and no relevant clinical changes in respect of vital signs. In March 2023, we announced the completion of the Pre-IND discussions with the US FDA. The Pre-IND discussions focused on overall development plan in preparation for the IND application of ALS-4 targeting Acute Bacterial Skin and Skin Structure Infections (ABSSSI) initially.

With the positive feedback on the overall development strategy from the US FDA, we are proceeding towards the IND submission of ALS-4 seeking to initiate a Phase 2 clinical study to assess the efficacy of ALS-4 in patients in 2023.

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

Pursuant to the license agreements, Acticule became the exclusive licensee of 2 pending U.S. non-provisional patent applications and 2 PCT applications (now expired). Prior to the expiration of the PCT applications, we filed national phase applications in member states of the PCT including Europe, PRC and 12 other jurisdictions. The claimed inventions are described as: “Compounds Affecting Pigment Production and Methods for Treatment of Bacterial Diseases.”

Four (4) US patents and two (2) Israeli patents have been granted by the United States Patent and Trademark Office and the Israel Patent office respectively.

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

In September 2021, we announced that we received clearance from the US FDA regarding the IND application to initiate clinical trials of SACT-1. In January 2022, we further announced that the completion of our Phase I clinical trial for assessing relative bioavailability and food effect of SACT-1, and no serious adverse events were observed. SACT-1’s Phase 1 clinical trial is an Open-label Randomized, Single Cross Over Bioavailability and Food Effect Study of SACT-1 in healthy adult volunteers. In additions, the US FDA has granted Orphan Drug Designation to SACT-1 in January 2022. In March 2023, we further announced the completion of the End of Phase 1 (EOP1) meeting with the US FDA on SACT-1. The EOP1 meeting was focused on gaining alignment with the US FDA regarding the clinical and regulatory pathway for SACT-1 for the treatment of neuroblastoma in pediatric patients aged 2-18. The FDA generally agreed with the chemistry-manufacturing-control (CMC) strategy and our proposed clinical development plan for Phase 1/2 trials.

We are on track to submit an IND application to the US FDA in 2023 seeking to initiate our planned Phase 1b/2a trial for SACT-1.

Patent License

In January 2022, the US Patent and Trademark Office has granted the first patent regarding Aptorum’s SACT-1 (through Aptorum’s subsidiary) repurposed drug for the treatment of various cancers including but not limited to neuroblastoma (US Patent 11,166,952). Another US patent (US Patent 11,571,422)  was granted in February 2023, and altogether the SACT-1 patent portfolio has Nine (9) active national phase patent applications all over the world.

PathsDx Test: A novel molecular-based rapid pathogen identification and detection diagnostics technology

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

PathsDx Test is a rapid infectious disease diagnostic test that we believe will be potentially able to identify all pathogens in a patient’s sample, both known and unknown, by employing Next Generation Sequencing (NGS). The goal of PathsDx Test is to cost-effectively return a 99% accurate result within 24-48 hours. Our internal results show that, in principle, PathsDx Test can identify pathogens such as viruses (e.g. COVID-19/SARS-CoV-2) or any other known or emerging infectious disease event in one test (e.g., DNA or RNA-based pathogens). With these properties, PathsDx Test is expected to track the infectome landscape (e.g., tracking mutations), rapidly identify antibiotic resistant microbials in the process, and be more affordable than current NGS-based diagnostic platforms, which will make it a superior product to those currently on the market.

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

PathsDx Test has the revolutionary potential to cover simultaneously over 1300 pathogens due to the unbiased approach in analyzing pathogen genome information and caters to patients who are infected with multi-strains of pathogen. The technology can be updated through our software analytics on an ongoing basis as further pathogenic genome sequences are updated through public databases, ensuring that it is up-to-date on new and emerging pandemic threats.

PathsDx Test is currently undergoing Clinical Validation to confirm the performance of PathsDx Test using clinical/patient samples. PathsDx Test will continue to undergo validations during 2023, in parallel with its pre-commercialization process in 2023.

Patent License and Application

On September 25, 2020, the Company’s subsidiary, Paths Diagnostics Pte. Limited, entered into an exclusive licence agreement with Accelerate Technologies Pte Ltd, the commercialization arm of the Singapore’s Agency for Science, Technology and Research (“A*STAR”), to co-develop PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology. No upfront fee or royalty on net sales is payable under the license agreements, although we are required to pay a mid-teens to mid-twenties percentage of sublicense revenue that we receive from our sublicensees, if any. In addition, we agreed to pay to the licensor aggregate development milestones of up to US$250,000. When specific development milestone is reached, we are also required to satisfy certain diligence obligations, including recruitment of staff, establishment of relationship with potential customers and exercise commercially reasonable efforts in selling the Licensed Products.

We filed two (2) US provisional patent applications and one (1) Singapore patent application was filed in 2021, but subsequently abandoned. In addition, one (1) US non-provisional patent application was filed on October 8, 2021 and we entered two (2) Paris Convention (PCT) applications on February 24, 2022 and January 7, 2023 respectively. The claimed inventions are described as: “Unbiased And Simultaneous Amplification Method For Preparing A Double-Stranded DNA Library From A Sample Of More Than One Type Of Nucleic Acid” and “Method of Degrading Nucleic Acids and Associated Compositions.”

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

FDA Application Status

As of the date of this the annual report, we received CTA and IND approvals for ALS-4 and SACT-1 from Health Canada and the US FDA to initiate human clinical trial. We have not submitted other applications for IND to the FDA or other regulatory agencies.

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

The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and is marketed under the brand name NativusWell®; we are selling it online through HKTV Mall, JD.com and NativusWell® website.

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

Employees

As of the date of this the annual report, we have 18 full-time and 1 part-time employees. Of these, 6 full-time are engaged in research and development and laboratory operations, 7 full-time are engaged in general and administrative functions and 5 full-time and 1 part-time are engaged in the clinic operation. As of the date of this annual report, 18 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 66 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

The following table sets forth a list of our patent rights under the exclusive licenses as of the date of this annual report related to our Lead Projects, ALS-4 and PathsDx Test; on the other hand, our other Lead Project, SACT-1 is a proprietary technology not subject to any license agreement:

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

The licensed IP rights include granted patents in the U.S. and pending patent applications in the U.S., Europe, PRC and other foreign jurisdictions.

The U.S. patents will expire in 2038; any other patent based on the pending application, if granted, will have a 20-year patent term from 2018.

PathsDx Test	Exclusive Patent License Agreement, dated September 25, 2020	Accelerate Technologies Pte Ltd	Paths Diagnostics Pte. Limited	Exclusive licensee: 4 U.S. patents US7635566, US8241850, US9920355, US10472667, 1 European patent EP3224374, 1 Great Britain patent GB2532749	The U.S. patents will expire in 2027, 20282034 and 2037 respectively. The UK patent will expire in 2034. The European patent will expire in 2035.

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

Trademarks

As of the date of this annual report, we own trademark registrations covering the trade names and logos of Aptorum and our subsidiaries, including but not limited to “APTORUM”, “APTORUM THERAPEUTICS,” “VIDENS LIFE SCIENCES,” “ACTICULE LIFE SCIENCES,” “NATIVUS LIFE SCIENCES,” “NativusWell,” “TALEM” in jurisdictions Hong Kong, EU and the United Kingdom and PRC. Furthermore, we are in the process of applying for registration of trademarks in jurisdictions including the U.S., EU, the United Kingdom, Australia and PRC.

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

PRC Regulation

We are selling NativusWell® through JD.com in PRC. In order to protect our potential market in the PRC, we have obtained an exclusive license of certain PRC patents directed to certain of the drug candidates that we are developing and are currently seeking approval of additional patent and other IP filings in the PRC. Seeking IP approval in the PRC subjects us to some of the rules and practices of the PRC government. Since the Company intends eventually to market its products in the PRC, at least some of our drug candidates may become subject to regulatory approval and marketing authorization in the PRC.

Permission Required from the PRC Authorities

As of the date of this annual report, we are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer or continue to offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. The laws and regulations of mainland China do not currently have any material impact on our business, financial condition or results of operations and we are currently not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the mainland China.

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

Hong Kong Regulation

The operations of AML Clinic and sales of NativusWell® in Hong Kong are subject to certain general laws and regulations in relation to clinic medical professionals, trade description and safety of consumer goods, medical advertisement and importation, exportation, dealing in and sale of pharmaceutical products and drugs.

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

Public Health and Municipal Services Ordinance

We have launched NativusWell® (NLS-2) in Hong Kong. In Hong Kong, natural supplements are defined as “health food” products. “Health food” containing medicines are subject to the Pharmacy and Poisons Ordinance (Cap 138) and such “health food” containing Chinese medicines are regulated by the Chinese Medicine Ordinance (Cap 549), where they must meet the requirements in respect of safety, quality and efficacy before they can be registered.

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

Our office space in London consists of approximately 172 square feet under a lease that commenced in August 2019, last renewed in December 2022, expires in May 2023 and has a rent of $4,183 per month. Our office space in New York consists of approximately 95 square feet under a lease that commenced in February 2020, which will automatically renew until 1 month’s notice for termination, and has a rent of $2,041 per month. Our facilities in Hong Kong consists of: (i) 2,021 square feet lab space under a lease that commenced in March 2020, renewed in March 2023 and expires in March 2026, that carries an initial monthly rent of $6,348 and which is used for the center for R&D; (ii) 1,177 square feet office space under a lease that commenced in March 2023 and expires in March 2026, with a monthly rent of $3,471, (the “HKSTP Office Space”); (iii) 3,173 square feet space under a lease that commenced in March 2018, renewed in March 2022 and expires in March 2024 with an initial monthly rent of $24,408 (the “AML Lease”, which is home to AML Clinic); and (iv) 70 square feet office space under a lease that commenced in September 2022 and expires in August 2023 with a monthly rent of $423.

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

This annual report includes consolidated financial statements for the years ended December 31, 2022, 2021, and 2020. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the changes in our results of operations for the years ended December 31, 2020 and 2019 has been omitted from this annual report, but may be found in “Item 5. Operating And Financial Review And Prospects” in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 19, 2021.

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

A. Operating Results

Overview

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases, and (ii) the co-development of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

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

Our current business consists of “therapeutics” and “non-therapeutics” segments. However, our focus is on the therapeutics segments. Because of the risks, costs and extended development time required for successful drug development, we have determined to pursue projects within our non-therapeutics segments, such as AML Clinic and NativusWell®, to provide some interim revenue, as well as diagnostics technology that may be brought to market and generate revenue more quickly.

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

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses three businesses: (i) diagnostics projects including PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, (ii) natural supplements including NativusWell®, and (iii) AML Clinic. PathsDx Test technology is currently under co-development with A*STAR. The core objectives of PathsDx Test are to rapidly and accurately identify and detect existing or emerging unknown pathogens (including DNA/RNA-based viruses such as coronavirus, antibiotic-resistant bacteria, fungi, etc.), in a cost-effective, unbiased and broad-spectrum manner, through liquid biopsy (patients’ blood samples and is potentially adaptable for other sample types), genome sequencing and artificial intelligence driven software analytics. A key objective is also to develop PathsDx Test to leverage existing and emerging Next-Generation Sequencing platforms for pathogenic genome sequencing analysis. The sale of natural supplements is operated through Nativus Life Sciences Limited (“Nativus”), a subsidiary of Aptorum Therapeutics Limited. The production of Aptorum Group’s dioscorea opposita bioactive nutraceutical tablets has commenced production in Canada and is marketed under the brand name NativusWell®; we are selling NativusWell® online through HKTV Mall, JD.com and NativusWell® website. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central, Hong Kong as the home to AML Clinic. AML Clinic commenced operations under the name of Talem Medical in June 2018.

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

We have devoted a substantial portion of the proceeds from our offerings to our Lead Projects. Our Lead Projects are ALS-4, SACT-1 and PathsDx Test. In January 2022, we announced that we have completed Phase 1 clinical trial for ALS-4 and Phase 1 clinical trial for assessing relative bioavailability and food effect of SACT-1. No serious adverse events observed and no relevant clinical changes in respect of vital signs. In March 2023, we announced the completion of the Pre-IND discussions with the US FDA on ALS-4. With the positive feedback on the overall development strategy from the US FDA, we are proceeding towards the IND submission of ALS-4. In March 2023, we also announced that the completion of the End of Phase 1 (EOP1) meeting with the US FDA. The FDA generally agreed with the chemistry-manufacturing-control (CMC) strategy and our proposed clinical development plan for SACT-1 Phase 1/2 trials. In 2023, we expect to be able (i) to submit IND application to the US FDA seeking to initiate a Phase 2 clinical study to assess the efficacy of ALS-4 in patients and (ii) submit a clinical protocol to the US FDA seeking to initiate our planned Phase 1b/2a trial for SACT-1, subject to regulatory review. We commenced clinical validation of our molecular based PathsDx Test and will continue to undergo validations during 2023, in parallel with its pre-commercialization process in 2023.

Potential Take-Over

On March 27, 2023, we entered into a non-binding Letter of Intent and Term Sheet to acquire (“Transaction”) 100% of URF Holding Group Limited and its underlying businesses (collectively “U Group”). Currently, it is contemplated that the Transaction will occur via a reverse takeover of the Company, which would result in the continued listing of the combined entity on Nasdaq.

The Transaction is subject to, among other things, the execution of a mutually agreeable definitive agreement, completion of due diligence, fairness opinions, stockholder approvals, if necessary, delivery of relevant financial statements, board of directors and special committee approvals and satisfaction of all regulatory and Nasdaq approvals, where relevant. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated on the terms set forth herein or at all. Therefore, it is possible that the Transaction may never occur.

The foregoing is only a brief description of the Transaction and does not purport to be a complete description of the proposed terms of the Transaction and is qualified in its entirety by reference to the Term Sheet attached hereto as an exhibit and the definitive documents, if materialized.

At the Market Offering

On March 26, 2021, the Company entered into an at the market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as our sales agent (the “Sales Agent”), relating to the sale of our Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-268873) (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, we may offer and sell shares of our Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. As of the date of this annual report, we have issued 7,875 Class A Ordinary Shares pursuant to the ATM Offering.

Private Placement Offering

Sales of Class A Ordinary Shares

On May 26, 2021, the Company entered into a private placement shares purchase agreement with Jurchen, issuing 138,793 Class A Ordinary Shares, par value $10 each, at $28.82 per share, representing a 10% premium to the last closing price of the Company’s Class A Ordinary Shares on the NASDAQ stock exchange on that date. The Company received aggregate gross proceeds of $4,000,000 from the purchase of these shares.

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

Pursuant to the Agreement, the Note holder is purchasing a convertible note in the original principal amount of $3,000,000 (the “Note”). The Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at the Note holder option. The Notes will have a maturity date of 12 months subject to the Note holder’s extension, a bullet interest rate of 7% per annum, and a conversion price of $12 per Class A Ordinary share (“Conversion Price”). The Company shall have an obligation to repay the principal amount and interest of the Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. The shares used to meet a repayment would be valued at the Conversion Price. In April 2023, the Note was fully converted into 250,000 Class A Ordinary Shares.

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

Research and development expenses incurred totaled $9.2 million, $10.9 million and $11.6 million for the years ended December 31, 2022, 2021 and 2020, respectively, representing approximately 49.0%, 52.4%, and 54.7% of our total operating expenses for the respective period.

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

RESULTS OF OPERATIONS

Results of Operations for the Years ended December 31, 2022 and 2021

Financial statements and information are presented for the years ended December 31, 2022 and 2021.

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue
Healthcare services income	$1,295,889	$1,541,778

Operating expenses
Cost of healthcare services	(1,215,824)	(1,459,924)
Research and development expenses	(9,219,595)	(10,869,642)
General and administrative fees	(5,220,405)	(5,409,302)
Legal and professional fees	(2,888,140)	(2,617,834)
Other operating expenses	(261,038)	(392,511)
Total expenses	(18,805,002)	(20,749,213)

Other income (loss), net
Loss on investments in marketable securities, net	(134,134)	(8,031,595)
Gain on long-term investments	5,588,051	-
Loss on investments in derivatives, net	-	(4,289)
Gain on use of digital currencies	-	4,918
Gain on derecognition of non-financial assets	-	75,000
Interest income (expense), net	146,588	(93,601)
Loss on disposal of subsidiaries	-	(3,638)
Sundry income	383,506	146,347
Total other income (loss), net	5,984,011	(7,906,858)

Net loss	(11,525,102)	(27,114,293)

Impact of COVID-19 Outbreak

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Group operates. While the closures and limitations on movement, domestically and internationally, are expected to be temporary, if the outbreak continues on its current trajectory the duration of the supply chain disruption could reduce the availability, or result in delays, of materials or supplies to and from the Group, which in turn could materially interrupt the Group’s business operations. There was no material negative impact on the Group’s 2022 and 2021 consolidated result of operations. However, given the speed and frequency of the continuously evolving developments with respect to this pandemic, the Group cannot reasonably estimate the magnitude of the impact to its consolidated results of operations in the future. We have taken every precaution possible to ensure the safety of our employees.

Additionally, it is reasonably possible that estimates made in the consolidated financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including losses on investments; impairment losses related to long-lived assets and current obligations.

Revenue

Healthcare services income was $1,295,889 and $1,541,778 for the years ended December 31, 2022 and 2021, which related to the service income derived from the AML clinic. The decrease in revenue was mainly due to the number of patients decreased when compared to last year due to one of the general practitioner did not provide service in our clinic in 2022.

Cost of healthcare services

Cost of healthcare services was $1,215,824 and $1,459,924 for the years ended December 31, 2022 and 2021, which related to the cost incurred by the AML clinic. The decrease in cost of healthcare services was in line with the decrease in revenue.

Research and development expenses

The following table sets forth a summary of our research and development expenses for the years ended December 31, 2022 and 2021. The decrease in research and development expenses was mainly due to the decrease in contracted research organizations services as we are in a planning process for Phase 2 of our lead projects which does not require many services from contracted research organizations.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Research and Development Expenses:
Payroll expenses	$1,305,363	$1,320,020
Contracted research organizations services	1,709,927	4,569,538
Sponsored research	17,061	248,865
Amortization and depreciation	1,064,012	961,447
Consultation	4,423,963	3,214,824
Loss on disposal of an intangible asset	205,189	-
Other R&D expenses	494,080	554,948
Total Research and Development Expenses	$9,219,595	$10,869,642

	Year Ended December 31, 2022	Year Ended December 31, 2021
R&D expenses by projects
ALS-4	$4,055,717	$5,430,177
SACT-1	2,660,840	3,702,955
NLS-2	1,028,656	934,869
Other projects	1,474,382	801,641
Total	$9,219,595	$10,869,642

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2022 and 2021. The decrease in general and administration fees was mainly due to decrease in payroll expenses due to decrease in number of staff.

	Year Ended December 31, 2022	Year Ended December 31, 2021
General and Administrative Fees:
Payroll expenses	$3,793,367	$3,951,421
Rent and rates	265,558	288,806
Travelling expenses	158,357	21,857
Amortization and depreciation	143,498	231,131
Insurance	546,675	555,159
Advertising and marketing expenses	98,082	95,953
Other expenses	214,868	264,975
Total General and Administrative Fees	5,220,405	5,409,302

Legal and professional fees

For the years ended December 31, 2022 and 2021, the legal and professional fees were $2,888,140 and $2,617,834, respectively. The increase in legal and professional fees was mainly due to more consulting services engaged during 2022.

Other operating expenses

For the years ended December 31, 2022 and 2021, the other operating expenses was $261,038 and $392,511, respectively. The decrease in other operating expenses was mainly due to an impairment loss on other receivables in 2021 while there were no such expenses in 2022.

Other income (loss), net

For the years ended December 31, 2022 and 2021, the other income (loss), net was $5,984,011 and $(7,906,858), respectively. The other income, net in 2022 was mainly consists of gain on long-term investments and government subsidies; while the other loss, net in 2021 was mainly consists of loss on investment in marketable securities, net.

Net loss attributable to Aptorum Group Limited

For the years ended December 31, 2022 and 2021, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $9,799,560 and $25,048,389, respectively.

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

	Year Ended December 31, 2021	Year Ended December 31, 2020
Research and Development Expenses:
Payroll expenses	$1,320,020	$1,145,550
Contracted research organizations services	4,569,538	4,184,285
Sponsored research	248,865	1,561,273
Amortization and depreciation	961,447	986,836
Consultation	3,214,824	2,906,222
Other R&D expenses	554,948	515,413
Impairment loss of intangible assets	-	200,000
Milestone payment	-	87,344
Total Research and Development Expenses	$10,869,642	$11,586,923

	Year Ended December 31, 2021	Year Ended December 31, 2020
R&D expenses by projects
ALS-4	$5,430,177	$6,673,591
SACT-1	3,702,955	2,333,137
NLS-2	934,869	688,151
Other projects	801,641	1,892,044
Total	$10,869,642	$11,586,923

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

B. Liquidity and Capital Resources

In April 2022, the Group accepted a banking facilities agreement offered by a bank. According to the banking facilities agreement, the bank offers a revolving loan of up to $3 million to the Group. The Group may draw down from the revolving loan at any time through the day immediately preceding 12 months of the agreement effective date. Interest will be payable on demand on the outstanding loans at the rate of either Hong Kong Interbank Offered Rate (“HIBOR”) plus 1.5% per annum for loan in Hong Kong Dollars, or Secured Overnight Financing Rate (“SOFR”) compounded rate plus 1.5% per annum for loan in the United State Dollars. The loan is secured by a charge over deposits of up to $3 million when the Group draw down. As of the date of this annual report, the Group has drawn down $3 million from the banking facility,

The Group reported a net loss of $11,525,102 and net operating cash outflow of $12,318,965 for the year ended December 31, 2022. In addition, the Group had an accumulated deficit of $65,337,075 as of December 31, 2022. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash and line of credit facilities from related parties and banks. As of the date of this annual report, the Group has approximately $1.4 million of restricted and unrestricted cash (excluded $3 million time deposits pledged to a loan), and $9.5 million of undrawn line of credit facilities from related parties. In addition, the Group maintains its operating costs at a level through strictly cost control and budget until the completion of the reverse takeover transaction.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date of this annual report are issued and the Group has prepared the consolidated financial statements on a going concern basis. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceeds the amount of cash and cash equivalents we have at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you the financing will be available in amounts or on terms acceptable to us, if at all.

Condensed Summary of Cash Flows for the Years Ended December 31, 2022 and 2021

	Year Ended December 31, 2022	Year Ended December 31, 2021
Net cash used in operating activities	$(12,318,965)	$(14,651,633)
Net cash provided by investing activities	2,444,896	16,507,039
Net cash provided by financing activities	6,625,462	2,780,725
Net (decrease) increase in cash and restricted cash	(3,248.607)	4,636,131

Operating activities

Net cash used in operating activities amounted to $12.3 million and $14.7 million for the years ended December 31, 2022 and 2021. The decrease in net cash used in operating activities is mainly due to our net loss excluding non-cash items decreased by $2.0 million.

Investing activities

Net cash provided by investing activities amounted to $2.4 million and $16.5 million for the year ended December 31, 2022 and 2021. The decrease in net cash provided by investing activities was due to there was a proceeds from disposal of investment in marketable securities of $20.1 million in 2021, partly offset by a loan provided to a related party of $3.4 million in 2021 and a repayment of loan from a related party of $3.0 million in 2022.

Financing activities

Net cash provided by financing activities amounted to $6.6 million and $2.8 million for the year ended December 31, 2022 and 2021. The increase in net cash provided by financing activities was due to there was a loan repayment due to related parties of $5.5 million in 2021, partly offset.by decrease in total proceeds from issuance of shares, warrants and debts by $1.6 million.

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

CAPITAL EXPENDITURES

Our capital expenditures were $0.2 million, $0.1 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2022.

	Payment Due by Period
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	373,124	314,690	58,434	-
Debt obligations	3,700,110	3,087,000	613,110	-
Total	4,073,234	3,401,690	671,544	-

Operating lease commitments

We have several operating leases for office, laboratories and clinic. Operating lease commitments reflect our obligation to make payments under these operating leases.

Debt obligations

Debt obligations reflects (i) outstanding principal obligations under a revolving loan of up to $3 million offered by a bank, and (ii) outstanding principal obligations due to Aeneas Group Limited, a wholly-owned subsidiary of Aeneas Limited, under a line of credit arrangement.

The Group can access up to a total $3 million under a revolving loan offered by HSBC. The revolving loan arrangement will be matured on June 26, 2023, and the interest on the outstanding principal indebtedness is at the rate of either Hong Kong Interbank Offered Rate (“HIBOR”) plus 1.5% per annum for loan in Hong Kong Dollars, or Secured Overnight Financing Rate (“SOFR”) compounded rate plus 1.5% per annum for loan in the United State Dollars. The loan is secured by a charge over deposits of up to $3 million when the Group draw down.

The Group can access up to a total $12 million under a line of credit offered by Aeneas Group Limited. The line of credit was originally mature on August 12, 2022. The Group and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

CONTINGENT PAYMENT OBLIGATIONS

We have entered into agreements with independent third parties for purchasing office and laboratory equipment. As of December 31, 2022, we had non-cancellable purchase commitments of $50,075.

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

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$222,564
From entering phase 1 to before first commercial sale	20,336,410
First commercial sale	14,282,051
Net sales amount more than certain threshold in a year	65,769,231
Subtotal	$100,610,256

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$205,554
$100,815,810

For the years ended December 31, 2022, 2021 and 2020, the Group incurred $nil, $nil and $129,203 milestone payments, respectively. For the years ended December 31, 2022, 2021 and 2020, the Group did not incur any royalties or research and development funding, respectively.

C. Research and Development, Patents and Licenses, etc.

As of the date of this annual report, the Company has 10 exclusively licensed technologies in the area of neurology, infectious diseases, gastroenterology, oncology, diagnostics and natural health. In addition, the Company is actively developing 7 proprietary technologies.

For the years ended December 31, 2022, 2021, and 2020, the Group incurred $9,219,595, $10,869,642, and $11,586,923, respectively, on research and development expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. We believe that the following estimates involve the most significant judgments used in the preparation of our financial statements. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See note 3 to our consolidated financial statements for the year ended December 31, 2022 for more information. Out of our significant accounting policies, which are described in Note 3—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) impairment of long-lived assets; (ii) share based compensation, and (iii) Provision of income tax and valuation allowance for deferred tax asset.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The sum of the expected undiscounted cash flow is sensitive to key assumption such as projected revenue and research and development expenses, which are required management’s judgement. For the year ended December 31, 2022, we recorded $205,189 loss on disposal of a patented license in research and development expenses. For the year ended December 31, 2021, no impairment loss was recorded. For the year ended December 31, 2020, we recorded $330,445 of impairment loss of buildings in other operating expenses, and $200,000 impairment loss of an unpatented license in research and development expenses.

Share based compensation

We use the fair value method of accounting for our stock options granted to directors, employees, external consultants and advisors to measure the cost services received in exchange for the share based awards. Determining the appropriate valuation model and estimating the fair values of share option grants requires the input of subjective assumptions, including expected stock price volatility, risk-free interest rate, expected term from grant date, dividend rate, and dilution factor. The expected volatility assumption is based partially upon the historical volatility of our Class A ordinary shares, which may or may not be a true indicator of future volatility. The assumptions used in calculating the fair values of share option grants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, share-based compensation expense could be significantly different from what we recorded in the current period. Share-based compensation expense is recognized on a graded vesting basis, net of actual forfeitures in the period. In connection with the grant of share options to employees and non-employees, we recorded share-based compensation charges of $1,123,122 and $523,877, respectively, for the year ended December 31, 2022, $1,203,000 and $479,460, respectively, for the year ended December 31, 2021, $1,191,957 and $286,608, respectively, for the year ended December 31, 2020.

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

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings. As of December 31, 2022 and 2021, we have made fully valuation allowance to deferred tax assets with amount of $15.7 million and $12.6 million, respectively.

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

In July 2022, Ms. Sabrina Khan resigned from her position as our Chief Financial Officer, due to personal reasons. Mr. Martin Siu replaced Ms. Khan as the Company’s Head of Finance on that same date.

Mr. Lui was appointed Chief Executive Officer (“CEO”), effective June 1, 2022. Mr. Lui succeeds Mr. Ian Huen, who was stepping down as Chief Executive Officer, but will remain on the Company’s board as a non-executive director on the same effective date.

Name	Age	Position
Executive Officers
Darren Lui	42	Chief Executive Officer, Chief Accounting Officer and Executive Director
Clark Cheng	43	Chief Medical Officer and Executive Director
Martin Siu	44	Head of Finance
Thomas Lee	50	Head of Research and Development
Non-Management Directors
Ian Huen	43	Founder and Non-Executive Director
Charles Bathurst	67	Independent Non-Executive Director and Chair of Audit Committee
Mirko Scherer	54	Independent Non-Executive Director
Justin Wu	53	Independent Non-Executive Director and Chair of Compensation Committee
Douglas Arner	53	Independent Non-Executive Director and Chair of Nominating and Corporate Governance Committee

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

Non-Executive Directors

MR. IAN HUEN, Founder and Non-Executive Director

Mr. Ian Huen is the Founder and a Non-Executive Director of Aptorum Group Limited. Mr. Huen served as Chief Executive Officer and Executive Director of Aptorum Group Limited from October 2017 to May 2022. He has extensive experience in global asset management and previously covered the U.S. healthcare sector as an equity research analyst at Janus Henderson Group plc (formerly known as Janus Capital). Mr. Huen was the financial advisor in the sale of Seng Heng Bank Limited (Macau) to Industrial and Commercial Bank of China in 2007 and was appointed as the vice president of the Board of General Meeting in Industrial and Commercial Bank of China (Macau) Capital Limited in March 2007 for a term of 12 years until March 2019.

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

MR. CHARLES BATHURST

Mr. Bathurst is an Independent Non-Executive Director of Aptorum Group Limited, chairs the Audit Committee and is a member of both the Compensation Committee and the Nominating and Corporate Governance Committee. He has over 47 years’ experience of management and senior executive roles across the financial services, technology and healthcare industries. In 2011, he set up his own independent consultancy service, Summerhill Advisors Limited, advising on management structure, business development, financial reporting, internal audit controls and compliance to both emerging and multinational companies. Today he holds Non-Executive and Advisory board positions on fast-growing companies in healthcare, technology and financial services.

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

B. Compensation of Executive Directors and Executive Officers

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2022 to each of the following named executive officers. The total amount was $3.6 million in 2022. A total 977,614 options were awarded to executive directors and executive officers in 2022. This amount does not include business travel, relocation, professional and business association dues, and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry. In addition to the compensation included in the table below, which covers the fiscal year ended December 31, 2022, we issued an aggregate of 226,153 options to the persons included in the table below since January 1, 2023 through the date of this report. (See “Item 6. Directors, Senior Management and Employees – E. Share Ownership”)

On June 1, 2022, Mr. Huen resigned as Chief Executive Officer but remains on the Company’s board as a non-executive director. The base salary of Mr. Huen has been adjusted to HK$213,200 (approximately US$27,333 per month) effective from the same date.

The base salary of Mr. Martin Siu was set forth in an Operations Services & Secondment Agreement between Aptus Management Limited and MG Consultancy Limited (“MG”), through which Mr. Siu provides his services. MG charges an initial monthly fee of approximately USD7,600, which may be increased to approximately USD12,700 during the term of the agreement.

The Board also determined to issue Dr. Cheng a discretionary cash bonus equal to one-month his base salary.

The base salary of all directors and senior officer remains unchanged in 2023.

Name and Principal Position	Fiscal Year	Salary ($) (1)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(9)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)

Darren Lui (3) ( CEO and CAO)	2022	214,051	6,667	149,694	200,000	2,308	-		572,720

Clark Cheng (4) (5) (CMO)	2022	334,018	28,615	205,829	275,000	10,255	119	(5)	853,836

Thomas Lee (6) (Head of R&D)	2022	237,308	19,744	187,118	250,001	14,123	-		708,294

Martin Siu (7) (Head of Finance)	2022	43,672	-	-	-	-	-		43,672

Ian Huen (2) (former CEO)	2022	133,846	11,092	299,388	400,001	962	-		845,289

Sabrina Khan (8) (former CFO)	2022	170,246	69,533	138,467	185,000	9,553	-		572,799

(1)	The Appointment Letters provide salaries in HKD; for purposes of this table, we used a conversion ratio of HKD7.80 to USD1.00 to determine the salary in USD.

(2)	Mr. Huen is the founder of Aptorum Group and served as the Chief Executive Officer from October 2017 to May 2022. On June 1, 2022, Mr. Huen resigned as Chief Executive Officer but remains on the Company’s board as a non-executive director.

(3)	Mr. Lui was appointed as the Chief Executive Officer and Chief Accounting Officer on June 1, 2022. Before that, Mr. Lui served as Chief Business Officer and President of Aptorum Group from October 2017 to May 2022, and Chief Business Officer from October 2017 to October 2019. CGY is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Hence, for the purposes of this filing and disclosure, 50% of the consulting service fee and share options are deemed as Mr. Lui’s compensation.

(4)	Dr. Cheng was appointed as the Chief Medical Officer of Aptorum Group on January 2, 2018. Dr. Cheng is the sole director and shareholder of ACC Medical Limited. Hence, for the purposes of this filing and disclosure, the consulting service fee and share options granted to ACC Medical Limited are deemed as Dr. Cheng’s compensation.

(5)	Pursuant to Dr. Cheng’s appointment letter, Dr. Cheng received a share bonus of 526 ordinary shares of AML, representing 5% of AML’s issued and outstanding ordinary shares (the “Share Bonus”) in 2018. Based on the Company’s financial position and Dr. Cheng’s performance, on each anniversary of Dr. Cheng’s employment commencement date, the Share Bonus is eligible to increase by 1% of AML’s then issued and outstanding ordinary share count per year up to a maximum additional amount of 5% of AML’s then issued and outstanding ordinary share count by the 5th anniversary from his employment commencement date. As of the date of this annual report, Dr. Cheng received a total of 1,111 ordinary shares of AML, representing 10% of AML’s issued and outstanding ordinary shares; during fiscal 2022, Dr. Cheng received 119 ordinary shares with cash value of which is USD119; during fiscal 2023, Dr. Cheng received 122 ordinary shares with cash value of which is USD122.

(6)	Dr. Lee was appointed as the Head of Research & Development of Aptorum Group on April 1, 2019. Before that, he was the Chief Executive Officer and Chief Scientific Officer of Aptorum Therapeutics Limited, a wholly owned therapeutics subsidiary of Aptorum Group Limited from January 2018 to March 2019. The monthly salary of Dr. Lee was adjusted to HK$154,000 (approximately US$19,744) since January 1, 2022.

(7)	Mr. Siu was appointed as Head of Finance of Aptorum Group from July 2022.

(8)	Miss Khan served as the Chief Financial Officer of Aptorum Group from October 2017 to October 2022.

(9)	Represents deferred bonuses provided to directors and executive officers, which will be vested after 9.5 months – 21.5 months vesting period.

Compensation of Non-executive Directors

The following table sets forth information for the fiscal year ended December 31, 2022, regarding the compensation of our non-executive directors who at December 31, 2022, were not also named executive officers. A total 89,556 options were awarded to non-executive directors in 2022. In addition to the compensation included in the table below, which covers the fiscal year ended December 31, 2022, we issued an aggregate of 24,616 Class A Ordinary Shares awards to the persons included in the table below since January 1, 2023 through the date of this report.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ian Huen (6)	191,333		-	-	-	-	-	191,333
Charles Bathurst (1)	47,509	(2)	-	22,455	30,001	-	-	99,965
Mirko Scherer (3)	31,673		-	22,455	30,001	-	-	84,129
Justin Wu (4)	31,673		-	22,455	30,001	-	-	84,129
Douglas Arner (5)	31,673		-	22,455	30,001	-	-	84,129

(1)	Mr. Bathurst was appointed as one of our directors as of October 2017 and is entitled to receive $50,676 annually for his combined services as a director and a committee member effective from January 1, 2022.

(2)	Mr. Bathurst’s appointment Letter provides his salary in GBP. For purposes of this table, we used a conversion ratio of GBP0.8 to USD1.00 to determine his salary in USD; however, the ultimate amount paid is based on the actual rate as of the relevant pay day at the end of each month.

(3)	Dr. Scherer was appointed as one of our directors as of October 2017 and is entitled to receive $31,673 annually for his services as a director effective from January 1, 2022.

(4)	Professor Wu was appointed as one of our directors as of October 2017 and is entitled to receive $31,673 annually for his combined services as a director and a committee member effective from January 1, 2022.

(5)	Professor Arner’s appointment as one of our directors became effective as of April 1, 2018, and is entitled to receive $31,673 annually for his combined services as a director and a committee member effective from January 1, 2022.

(6)	On June 1, 2022, Mr. Huen resigned as Chief Executive Officer but remain on the Company’s board as a non-executive director. His base salary has been adjusted to HK$213,200 (approximately US$27,333 per month)

2017 Share Option Plan

On October 13, 2017, we adopted the 2017 Share Option Plan (the “Option Plan”) and on November 5, 2021, we amended the Option Plan. Under the Option Plan, up to an aggregate of 550,000 Class A Ordinary Shares (subject to subsequent adjustments described more fully below) may be issued pursuant to awards under the Option Plan. Subsequent adjustments include that on each January 1, starting with January 1, 2020, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Class A Ordinary Shares (on a fully diluted basis) on the immediate preceding December 31, and (B) such lower number of Class A Ordinary Shares as may be determined by the board of directors, subject in all cases to adjustments as provided in Section 10 of the Option Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors.

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

21,853 options were granted on March 15, 2019 to directors, employees, external consultants and advisors of the Group. One-half of each option grant vests on January 1, 2020 and expires on December 31, 2030, and the other half vests on January 1, 2021 and expires on December 31, 2031. The exercise price is $129.1 per share, which was based on the closing price of the shares traded on the NASDAQ stock exchange on the trading day preceding the grant date.

53,694 options were granted on March 16, 2020 to directors, employees, external consultants and advisors of the Group. One-half of each option grant vests on January 1, 2021 and expires on December 31, 2031 and the other half vests on January 1, 2022 and expires on December 31, 2032. The exercise price is $29.9 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

14,896 options were granted on June 1, 2020 to directors and employees of the Group. Nearly one-half of each option grant vests on December 1, 2020 and expires on November 30, 2030 and the remaining vests on January 1, 2021 and expires on December 31, 2031. The exercise price is US$31.1 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

2,748 options were granted on August 10, 2020 to Dr. Weiss, which will be vested on August 10, 2021 and expires on August 9, 2032. The exercise price is $36.4 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

75,235 options were granted on March 11, 2021 to directors, employees, external consultants and advisors of the Group with an exercise price of $27.6 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 36,796 options vest on January 1, 2022 and expire on December 31, 2032; 36,808 options vest on January 1, 2023 and expire on December 31, 2033; 906 options vest on June 8, 2021 and expire on June 7, 2032; and 725 options vest on July 14, 2021 and expire on July 13, 2032.

153,146 options were granted on March 8, 2022 to directors, employees, external consultants and advisors of the Group with an exercise price of $13.4 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 74,881 options vest on January 1, 2023 and expire on December 31, 2033; 74,906 options vest on January 1, 2024 and expire on December 31, 2034; 1,866 options vest on June 8, 2022 and expire on June 7, 2033; and 1,493 options vest on July 14, 2022 and expire on July 13, 2033.

226,153 options were granted on March 31, 2023 to directors and employees of the Group with an exercise price of $2.68 per share, which was based on the last closing price of the shares traded on the NASDAQ stock exchange on the grant date. Besides, 136,200 shares awards were granted on March 31, 2023 to directors, employees and external consultants. All options vests on October 1, 2023 and expires on September 30, 2033.

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

Scientific Advisory Boards

We restructured the Scientific Assessment Committee into a newly formed Scientific Advisory Board. The Scientific Advisory Board shall help the Company sharpen its focus on innovation and technological advancements and address critical scientific challenges in our research and development; it will provide overall advise on the scientific development of the company. As of the date of this annual report, we have 29 members on this board.

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

Terms of Directors and Officers

There is no Cayman Islands law requirement that a director must hold office for a certain term and stand for re-election unless the resolutions appointing the director impose a term on the appointment. The Memorandum and Articles provide that we have a staggered board of directors consisting of three classes of directors, with directors serving staggered three-year terms. Our Board of Directors is divided into three classes of directors. At each annual general meeting of shareholders, one class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal, starting with the Annual General Meeting of Shareholders to be held in December 2023. The Company’s Board has initially designated the three classes to contain the directors set forth below. Shareholders will only elect the Class I directors at the Company’s next Annual General Meeting; the Class III and II directors will be deemed to have been re-elected at the February 2023 Special Meeting and shall not be required to stand for re-election until the years specified below.

Name & Class	Positions	Expiration of Director Term/Re-Election Year

Class III

Darren Lui	Chief Executive Officer, Chief Accounting Officer & Executive Director	2025

Clark Cheng	Chief Medical Officer & Executive Director	2025

Class II

Ian Huen	Non-Executive Director	2024

Class I

Charles Bathurst	Independent Non-Executive Director	December 2023

Mirko Scherer	Independent Non-Executive Director	December 2023

Justin Wu	Independent Non-Executive Director	December 2023

Douglas Arner	Independent Non-Executive Director	December 2023

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

D. Employees

As of the date of this annual report, we have 18 full-time and 1 part-time employees. Of these, 6 full-time are engaged in research and development and laboratory operations, 7 full-time are engaged in general and administrative functions and 5 full-time and 1 part-time are engaged in the clinic operation. As of the date of this annual report, 18 of our employees are located in Asia and 1 of our employees is located in Europe. In addition, we have engaged and may continue to engage 66 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 1,719,522 Class A Ordinary Shares and 2,243,776 Class B Ordinary Shares outstanding as of the date of this annual report.

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

Unless otherwise indicated, the business address of each of the individuals is 17 Hanover Square, London, W1S 1BN, United Kingdom.

Name and Address of Beneficial Owner	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Percentage of Total Class A and Class B Ordinary Shares(1)	Percentage of Total Voting Power(2)
Darren Lui(3)	44,135	214,134	6.49%	9.49%
Clark Cheng(4)	*	-	*	*
Martin Siu	-	-	-	-
Thomas Lee	*	-	*	*
Ian Huen(5)	462,480	1,606,147	51.20%	71.21%
Charles Bathurst	*	-	*	*
Mirko Scherer	*	-	*	*
Justin Wu	*	-	*	*
Douglas Arner	*	-	*	*
All directors and executive officers as a group (9 persons)	625,920	1,820,281	59.27%	80.73%

5% Beneficial Owner
Jurchen Investment Corporation(5)	424,362	1,606,147	50.54%	71.21%
Sui Fong Isabel Huen Ng(6)	21,199	190,787	5.35%	8.45%
CGY Investments Limited(7)	85,299	401,537	12.17%	17.79%

*	Less than 1% of total outstanding Ordinary Shares on an as converted basis.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of Class A Ordinary Shares and Class B Ordinary Shares, and the number of Class A Ordinary Shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. Following the IPO, each Class B Ordinary Share can be converted at any time on a one-for-one basis into Class A Ordinary Shares at the discretion of the holder.

(2)	For each person and group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group with respect to all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares as one single class. Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to one hundred votes per share on all matters subject to a shareholders’ vote.

(3)	Includes (i) 1,485 Class A Ordinary Shares and 13,365 Class B Ordinary Shares held by DSF Investment Holdings Limited, which is 29.5% held by Mr. Lui, and 70.5% held by Eternal Clarity Holdings Limited which is wholly-owned by Mr. Lui’s mother, Ms. Emily Woo, and is located at Flat A2, 11th Floor, Wing Hang Insurance Building, 11 Wing Kut Street, Hong Kong, (ii) 24,094 Class A Ordinary Shares and 200,769 Class B Ordinary Shares held by CGY Investments Limited, which is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother), and (iii) options held by CGY Investments Limited to purchase 18,556 Class A Ordinary Shares. Mr. Lui only controls and/or has substantial influence on the disposition and voting rights of 29.5% of the Aptorum shares DSF owns; Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother regarding the CGY shares.

(4)	Pursuant to his appointment letter, Dr. Cheng received 10% of Aptorum Medical Limited’s ordinary shares as of the date of this annual report. ACC Medical Limited, is a company wholly-owned by Dr. Cheng. Dr. Cheng maintains sole voting control over the shares held by ACC Medical Limited, the principal office address of which is at Unit 1, 13/F, Block A, 19-25 Jervois Street, Hong Kong.

(5)	Includes 370,308 Class A Ordinary Shares owned by Jurchen, warrants held by Jurchen to purchase 54,054 Class A Ordinary Shares, options granted to Mr. Huen to purchase 38,118 Class A Ordinary Shares, and 1,606,147 Class B Ordinary Shares owned by Jurchen. Jurchen Investment Corporation, is a company wholly-owned by Mr. Huen. Mr. Huen maintains sole voting control over the shares held by Jurchen, the principal office address of which is at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

(6)	Sui Fong Isabel Huen Ng is the mother of Mr. Ian Huen. Mr. Ian Huen does not have control nor substantial influence on the disposition and voting rights of the shares held by his mother.

(7)	CGY Investments Limited is 50% held by Seng Fun Yee (Mr. Lui’s spouse), 25% held by Mandy Lui (Mr. Lui’s sister) and 25% held by Adrian Lui (Mr. Lui’s brother). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Includes (i) 48,187 Class A Ordinary Shares and 401,537 Class B Ordinary Shares held by CGY Investments Limited, and (ii) options held by CGY Investments Limited to purchase 37,112 Class A Ordinary Shares.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Lines of Credit

On August 13, 2019 (the “Effective Date”), Aptorum Therapeutics Limited (“ATL”), one of our wholly-owned subsidiaries, entered into two separate Promissory Notes and Line of Credit Agreements (the “Agreements”) with Aeneas Group Limited and Jurchen Investment Corporation (“Jurchen”). The Aeneas Group Limited Agreement and Jurchen Agreement provide ATL with a line of credit up to twelve million dollars ($12,000,000) and three million dollars ($3,000,000), respectively (collectively, the “Line of Credit”), representing the maximum aggregate amount of the advances of funds from the Line of Credit that may be outstanding at any time under the Line of Credit (the “Principal Indebtedness”). ATL may draw down from the Line of Credit at any time through the day immediately preceding the third anniversary of the Effective Date (the “Maturity Date”). As of the date of this annual report, the Jurchen Agreement is matured, and the maturity of Aeneas Group Limited Agreement is extended for additional three years and will be matured on August 12, 2025. Interest is payable on the outstanding Principal Indebtedness at the rate of eight percent (8%) per annum, payable semi-annually in arrears on February 12 and August 12 in each year. ATL may pre-pay in whole or in part, the Principal Indebtedness of the Line of Credit, and all interest accrued at any time prior to the Maturity Date, without penalty. Under the Agreements, in addition to certain standard covenants, we are also not permitted, without the prior written consent of Aeneas Group and Jurchen to (i) liquidate, dissolve or wind-up our business and affairs; (ii) effect any merger or consolidation transaction; (iii) sell, lease, transfer, license or otherwise dispose, in a single transaction or series of related transactions, all or substantially all of our assets; or (iv) consent to any of the foregoing. The Agreements are subject to standard events of default, which if not cured within the agreed upon cure period, permits Aeneas Group Limited or Jurchen, as applicable, to declare the outstanding Principal Indebtedness immediately due and payable, to exercise any other remedy provided for in the Agreements or any other right available to Aeneas Group Limited or Jurchen as provided at law or in equity. Jurchen and Aeanas Group Limited also maintain the right to set-off during the term of the Agreements. As of the date of this annual report, the Company has drawn down $2.5 million from the Line of Credit.

On November 17, 2021, Aptorum Therapeutics Limited (the “Lender”) entered into a loan agreement with Talem Medical Group Limited (“Talem” or the “Borrower”). According to the loan agreement, the Lender will grant a loan of up to AUD 4.7 million for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing at a rate of 10% per annum and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. The loan is initially matured 6 months from the date of the first drawdown date. The maturity date may be extended for 6 months to the first extended maturity date, and further extended for another 6 months to the second extended maturity date, if certain conditions stated in loan agreement are satisfied. We consider this loan to be a related party transaction as certain insiders, including Ian Huen, our Chief Executive Officer, Executive Director and Director of the Lender; Dr. Clark Cheng, our Chief Medical Officer, Executive Director and Director of the Lender; Darren Lui, our President, Executive Director and Director of the Lender; Professor Justin Wu, our Independent Non-Executive Director; and Dr. Thomas Lee, our Head of Research and Development and Director of the Lender have direct and indirect minority interests in the Borrower. As of the date of this annual report, there is no outstanding balance from the Borrower.

On January 13, 2022, the Group entered a line of credit facility with Libra to provide up to a total $1 million in line of credit debt financing for its daily operation The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. As of the date of this annual report, $0.4 million is outstanding from Libra Sciences Limited.

Sales and Purchases of Securities

Private Placement Offering

Sale of Class A Ordinary Shares

On May 26, 2021, the Company entered into a private placement shares purchase agreement with Jurchen, issuing 138,793 Class A Ordinary Shares, par value $10 each, at $28.82 per share, representing a 10% premium to the last closing price of the Company’s Class A Ordinary Shares on the NASDAQ stock exchange on that date. The Company received aggregate gross proceeds of $4,000,000 from the purchase of these shares.

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

Pursuant to the Agreement, the Note holder is purchasing a convertible note in the original principal amount of $3,000,000 (the “Note”). The Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at the Note holder option. The Notes will have a maturity date of 12 months subject to the Note holder’s extension, a bullet interest rate of 7% per annum, and a conversion price of $12.0 per Class A Ordinary share (“Conversion Price”). The Company shall have an obligation to repay the principal amount and interest of the Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. The shares used to meet a repayment would be valued at the Conversion Price. As of the date of this annual report, the convertible note is fully converted into 250,000 Class A Ordinary Shares.

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

Administrative Management Services

Libra Sciences Limited

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

On June 30, 2022, we appointed Mr. Siu as our Head of Finance, effective on July 11, 2022, pursuant to an Operations Services & Secondment Agreement between Aptus Management Limited and MG Consultancy Limited (“MG”), through which Mr. Siu provides his services. MG charges an initial monthly fee of approximately USD7,600, which may be increased to approximately USD12,700 during the term of the agreement. The agreement has a three-year term, which will automatically renew for additional one-year terms, unless earlier terminated by either party with one-month written notice.

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

B. Amended and Restated Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Third Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”), the Companies Law, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which are shares are traded. The Memorandum and Articles of the Company is filed herein as Exhibit 1.2 to this annual report and is hereby incorporated by reference into this annual report. You may refer to Exhibit 2.3 for a detailed disclosure of description of our securities registered under Section 12 of the Exchange Act of 1934, as amended, of the Memorandum and Articles.

As of the date hereof, the authorized share capital of the Company is $100,000,000.00, divided into 9,999,996,000,000 Class A Ordinary Shares with a nominal or par value of $0.00001 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of $0.00001 each. As of the date hereof, 1,719,522 Class A Ordinary Shares and 2,243,776 Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid.

At the February 21, 2023 special extraordinary meeting of shareholders, the shareholders approved by a special resolution an amendment and restatement of the Company’s Second Amended and Restated Memorandum and Articles of Association (the “M&A”) in the form of the Third Amended and Restated Memorandum and Articles of Association,  to reflect (i) the merger between the Company and Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company would be the surviving company (the “Merger”) pursuant to a plan of merger, which also forces a change in par value to Ordinary Shares of the Company from USD10 to USD0.00001 (the “Plan of Merger”); (ii) the voting rights of the Class B Ordinary Shares be increased from 10 votes per share to 100 votes per share; (iii) a staggered board of directors consisting of three (3) classes, such that only one (1) class is subject to re-election each year; (iv) to increase the number of Class A Ordinary Shares authorized; (v) reducing the vote required for class consent from two-thirds (2/3) to a simple majority; and (vi) to decrease the number of days for effective service by post to shareholders from 14 days to 3 days (collectively, the “Amendments of M&A”) and that the Third Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing M&A with effect from February 21, 2023, which is the date of the registration of the Merger with the Registrar of Companies of the Cayman Islands.

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

Due to the amount of restricted and unrestricted cash and investments that we had on hand during our year ending December 31, 2022, we believe that we were classified as a PFIC for that tax year. Depending on the future composition and value of our assets, we may be classified as a PFIC for future years.

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

J. Annual Report to Security Holders.

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For purposes of Item 11, reference to the “Group” means Aptorum Group Limited and all of its subsidiaries.

Foreign Exchange Risk

Currency risk is the risk that the value of financial assets or liabilities will fluctuate due to changes in foreign exchange rates.

Currency risk sensitivity analysis

At December 31, 2022 and 2021, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since the Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

Credit Risk

Financial assets which potentially subject the Group to concentrations of credit risk consist principally of bank deposits and balances.

The Group takes on exposure to credit risk on cash and restricted cash balances majority held with HSBC for the purposes of payments of Group expenses. The risk of default is considered minimal as the Group considers HSBC is well established with high credit rating.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial assets and liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value.

The Group invested in private equities which are generally unquoted and not readily marketable before its restructuring to an operating company. After the restructuring in 2017, the Group generally does not acquire new investments in unlisted securities that cannot be readily disposed of to minimize the liquidity risk. Investment of the Group’s assets in unquoted securities may restrict the ability of the Group to dispose of its investment at a price and time it wishes to do so.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments.

Interest rate risk sensitivity analysis

The Group’s cash deposits and bank loan held with banks are exposed to interest rate risk. However, Management considers the risk on cash deposits to be minimal as they are short-term with terms less than one month.

With regard to interest rate sensitivity on our bank loans, we present the sensitivity analysis below based on the exposure to interest rates for interest bearing bank loans with variable interest rates as of December 31, 2022. The analysis is prepared assuming that those balances outstanding as of December 31, 2022 were outstanding for the whole financial year. A 1.0% increase or decrease which represents the management’s assessment of the reasonably possible change in interest rates is used. Assuming no change in the outstanding balance of our existing interest bearing bank loans balances with floating interest rates as of December 31, 2022, a 1.0% increase or decrease in each applicable interest rate would increase or decrease $30,000 to our interest expense for the year ended December 31, 2022. We have not used any derivative financial instruments to manage our interest risk exposure.

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

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial accounting officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based on that evaluation, our chief executive officer and chief financial accounting officer concluded that our disclosure controls and procedures, as of December 31, 2022, were not effective at the reasonable assurance level due to the material weakness described below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Accounting Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

In connection with the previous audit of our financial statements for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2022.

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

Notwithstanding there is a material weakness identified as described above, we believe that our consolidated financial statements contained in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

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

	For the years ended December 31,
	2022	2021
	(In thousand)
Audit fees	$258	$258
Audit-related fees	42	37
Tax fees	-	-
All other fees	-	-
Total	$300	$295

“Audit fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include issuance of comfort letters.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Aptorum Group Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Articles of Association, as amended**
2.1	Registrant’s Specimen Certificate for Ordinary Shares**
2.2	Form of Underwriter’s Warrant+++
2.3	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended**
2.4	Form of Warrant+
4.1	Form of Underwriting Agreement+++
4.2	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017*
4.3	Employment Letter between the Company and Sabrina Khan (Chief Financial Officer), dated September 1, 2017*
4.4	Addendum to Employment Letter between Company and Sabrina Khan (Chief Financial Officer) dated April 24, 2018*
4.5	Appointment Letter between the Company and Darren Lui (Chief Business Officer, President & Director), dated September 25, 2017*
4.6	Employment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated August 31, 2017*
4.7	Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated September 25, 2017*
4.8	Second Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated October 30, 2017*
4.9	Third Addendum to Appointment Letter between the Company and Clark Cheng (Chief Medical Officer & Director), dated January 2, 2018*
4.10	Appointment letter between the Company and Keith Chan (former Chief scientific officer) (Terminated March 13, 2019)*
4.11	Appointment Letter between the Company and Charles Bathurst (Independent Non-Executive Director), dated September 24, 2017*
4.12	Appointment Letter between the Company and Mirko Scherer (Independent Non-Executive Director), dated September 24, 2017*
4.13	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017*
4.14	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018*
4.15	2017 Share Option Plan, as amended (15)
4.16	Service Agreement Between Covar Pharmaceuticals Incorporated and Videns Incorporation Limited*
4.17	Consulting Agreement between the Company and GloboAsia, LLC (includes provisions for the appointment of Keith Chan as member of the Scientific Advisory Board) dated March 13, 2019(5)
4.18	Exclusive Patent License Agreement for ALS-4 dated October 18, 2017(3)
4.19	First Amendment to Exclusive License Agreement for ALS-4 dated June 7, 2018*
4.20	Second Amendment to Exclusive License Agreement for ALS-4 dated July 10, 2019(6)
4.21	Exclusive License Agreement for ALS-4 dated January 11, 2019(4)

4.22	Employment Agreement with Dr. Lee dated March 13, 2019++
4.23	Master Collaboration Agreement by and between the Company, A*ccelerate Technologies Pte. Ltd, and AENEAS CAPITAL LIMITED dated April 24, 2019(1)
4.24	Bond Repurchase Agreement dated April 24, 2019(1)
4.25	Form of Line of Credit Agreement(2)
4.26	Form of Promissory Note(2)
4.27	Form of Securities Purchase Agreement+
4.28	Consulting agreement with CGY Investment Limited effective on January 10, 2020(6)
4.29	Administrative Consultant Services Agreement with Aeneas Management Limited dated January 1, 2019(6) (Terminated April 30, 2020)
4.30	Secondment Agreement between the Company and Aenco Limited dated January 1, 2019(6) (Replaced April 1, 2020)
4.31	Secondment Agreement (2) between the Company and Aenco Limited dated April 1, 2020(6) (Terminated September 30, 2020)
4.32	Evaluation Agreement with Illumina Inc. (portions of the exhibit have been omitted because they (i) are not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.)(7)
4.33	Placement Agency Agreement, dated February 25, 2020 between the Company and Alliance Global Partners(8)
4.34	Form of Securities Purchase Agreement(8)
4.35	Form of Warrant(8)
4.36	Form of Securities Purchase Agreement dates as of September 29, 2020, by and among the Company and the purchasers named therein(9)
4.37	Form of Warrant(9)
4.38	Form of Pre-Funded Warrant(9)
4.39	Form of Placement Agent Warrant(9)
4.40	Exclusive License Agreement with Accelerate Technologies Pte Ltd.’s dated September 25, 2020(11, 12)
4.41	Sales Agreement, dated March 26, 2021 between the Company and H.C. Wainwright(10)
4.42	Share Subscription and Shareholders Agreement dated as of September 25, 2020(11,12)
4.43	Contract Research Agreement between Aptorum Therapeutics Limited and Aeneas Technology (Hong Kong) Limited(12)
4.44	Loan Agreement between Aptorum Therapeutics Limited and Talem Medical Group Limited (portions of the exhibit have been omitted because they (i) are not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.)(11)(13)
4.45	Specific Security Deed between Aptorum Therapeutics Limited and Talem Medical Group Limited(13)
4.46	Private Placement Shares Purchase Agreement with Jurchen Investment Corporation(14)
4.47	Concerted Action Agreement between Aptorum Therapeutics Limited and Peace Range Limited dated December 30, 2021 regarding to Mios Pharmaceuticals Limited (17)
4.48	Concerted Action Agreement between Aptorum Therapeutics Limited and Peace Range Limited dated December 30, 2021 regarding to Scipio Life Sciences Limited (17)
4.49	Operations Services & Secondment Agreement between Aptus Management Limited and MG Consultancy Limited (16)
4.50	Form of Securities Purchase Agreement (18)
4.51	Appointment letter between the Company and Ian Huen (Non-Executive Director), dated May 27, 2022**
4.52	Non-binding Letter of Intent(20)
8.1	List of Subsidiaries **
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***
15.1	Consent of Marcum Asia CPAs LLP**
99.1	Code of Business Ethics*
101.INS	Inline XBRL Instance Document**
101.SCH	Inline XBRL Taxonomy Extension Schema Document**
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)**

***	Furnished with this annual report on Form 20-F
**	Filed with this annual report on Form 20-F
*	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018

+++	Incorporated by reference to our Registration Statement Filed on Form F-1 on November 15, 2018
++	Incorporated by reference to our Current Report on Form 6-K filed on April 1, 2019
+	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020

(1)	Incorporated by reference to our Current Report on Form 6-K filed on April 24, 2019
(2)	Incorporated by reference to our Current Report on Form 6-K filed on August 14, 2019

(3)	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(4)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(5)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019

(6)	Incorporated by reference to our annual report on Form 20-F filed on April 29, 2020. Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

(7)	Incorporated by reference to our Current Report on Form 6-K filed on January 25, 2021; portions of the exhibit were omitted because they (i) are not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

(8)	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020

(9)	Incorporated by reference to our Current Report on Form 6-K filed on October 2, 2020

(10)	Incorporated by reference to our Current Report on Form 6-K filed on March 26, 2021

(11)	Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) is the type that the registrant treats as private or confidential.

(12)	Incorporated by reference to our annual report on Form 20-F filed on April 19, 2021

(13)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021

(14)	Incorporated by reference to our Current Report on Form 6-K filed on May 26, 2021

(15)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021

(16)	Incorporated by reference to our Current Report on Form 6-K filed on July 11, 2022.

(17)	Incorporated by reference to our annual report on Form 20-F filed on April 29, 2022.

(18)	Incorporated by reference to our Current Report on Form 6-K filed on December 9, 2022.

(19)	Incorporated by reference to our Annual Report on Form 20-F/A filed on January 17, 2023.

(20)	Incorporated by reference to our Current Report on Form 6-K filed on March 27, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aptorum Group Limited

Date: April 28, 2023	By:	/s/ Darren Lui
Darren Lui
Chief Executive Officer, Chief Accounting Officer
Chairman of the Board of Directors
(Principal Executive & Financial Officer)

APTORUM GROUP LIMITED

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Aptorum Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptorum Group Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2017

New York, NY

April 28, 2023

PCAOB ID. 5395

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2022 and 2021

(Stated in U.S. Dollars)

	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash	$1,882,545	$8,131,217
Restricted cash	3,130,335	130,270
Accounts receivable	174,426	78,722
Inventories	27,722	35,775
Marketable securities, at fair value	102,481	236,615
Amounts due from related parties	129,677	47,754
Due from brokers	652	76,380
Loan receivable from related parties	875,956	3,358,089
Other receivables and prepayments	744,008	593,478
Total current assets	7,067,802	12,688,300
Property, plant and equipment, net	2,825,059	3,731,116
Operating lease right-of-use assets	347,000	154,439
Long-term investments	9,744,958	4,156,907
Intangible assets, net	752,705	880,256
Long-term deposits	129,847	296,225
Total Assets	$20,867,371	$21,907,243

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$12,693	$11,389
Accounts payable and accrued expenses	6,166,807	4,172,565
Finance lease liabilities current	-	47,923
Operating lease liabilities, current	310,548	145,391
Bank loan	3,000,000	-
Convertible notes	3,013,234	-
Total current liabilities	12,503,282	4,377,268
Finance lease liabilities, non-current		-
Operating lease liabilities, non-current	30,784	23,853
Loan payables to related parties	500,000	-
Total Liabilities	$13,034,066	$4,401,121

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($10.00 par value; 6,000,000 shares authorized, 1,326,953 and 1,320,241 shares issued and outstanding as of December 31, 2022 and 2021, respectively(1))	$13,269,528	$13,202,408
Class B Ordinary Shares ($10.00 par value; 4,000,000 shares authorized, 2,243,776 shares issued and outstanding as of December 31, 2022 and 2021(1))	22,437,754	22,437,754
Additional paid-in capital	45,308,080	43,506,717
Accumulated other comprehensive income (loss)	33,807	(2,019)
Accumulated deficit	(65,337,075)	(55,537,515)
Total equity attributable to the shareholders of Aptorum Group Limited	15,712,094	23,607,345
Non-controlling interests	(7,878,789)	(6,101,223)
Total equity	7,833,305	17,506,122
Total Liabilities and Equity	$20,867,371	$21,907,243

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

For Years Ended December 31, 2022, 2021 and 2020

(Stated in U.S. Dollars)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020

Revenue
Healthcare services income	$1,295,889	$1,541,778	$911,509

Operating expenses
Cost of healthcare services	(1,215,824)	(1,459,924)	(1,015,023)
Research and development expenses	(9,219,595)	(10,869,642)	(11,586,923)
General and administrative fees	(5,220,405)	(5,409,302)	(4,853,488)
Legal and professional fees	(2,888,140)	(2,617,834)	(2,854,225)
Other operating expenses	(261,038)	(392,511)	(877,391)
Total operating expenses	(18,805,002)	(20,749,213)	(21,187,050)

Other income (loss), net
(Loss) gain on investments in marketable securities, net	(134,134)	(8,031,595)	25,241,556
Gain on long-term investments	5,588,051	-	-
Loss on investments in derivatives, net	-	(4,289)	(199,031)
Gain on use of digital currencies	-	4,918	-
Gain on derecognition of non-financial assets	-	75,000	-
Interest income (expense), net	146,588	(93,601)	(243,628)
Rental income	-	-	30,894
Loss on disposal of subsidiaries	-	(3,638)	-
Sundry income	383,506	146,347	365,917
Total other income (loss), net	5,984,011	(7,906,858)	25,195,708

Net (loss) income	(11,525,102)	(27,114,293)	4,920,167
Net loss attributable to non-controlling interests	1,725,542	2,065,904	2,146,687
Deemed dividend related to warrants down round provision	-	-	(755,514)

Net (loss) income attributable to Aptorum Group Limited	$(9,799,560)	$(25,048,389)	$6,311,340

Net (loss) income per share attributable to Aptorum Group Limited
- Basic(1)	$(2.75)	$(7.15)	$2.03
- Diluted(1)	$(2.75)	$(7.15)	$2.00
Weighted-average shares outstanding
- Basic(1)	3,569,484	3,503,396	3,113,588
- Diluted(1)	3,569,484	3,503,396	3,153,447

Net (loss) income	$(11,525,102)	$(27,114,293)	$4,920,167

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	35,826	(55,315)	58,848
Other comprehensive income (loss)	35,826	(55,315)	58,848

Comprehensive (loss) income	(11,489,276)	(27,169,608)	4,979,015
Comprehensive loss attributable to non-controlling interests	1,725,542	2,065,904	2,146,687
Deemed dividend related to warrants down round provision	-	-	(755,514)

Comprehensive (loss) income attributable to the shareholders of Aptorum Group Limited	(9,763,734)	(25,103,704)	6,370,188

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

For Years Ended December 31, 2022, 2021 and 2020

(Stated in U.S. Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Non- controlling interests	Total
	Shares(1)	Amount	Shares(1)	Amount	Amount	Amount	Amount	Amount	Amount

Balance, January 1, 2020	659,736	$6,597,362	2,243,776	$22,437,754	$24,887,624	$(37,555,980)	$(5,552)	$(1,509,456)	$14,851,752
Issuance of Class A Ordinary Shares and warrants, net of issuance cost	412,058	4,120,581	-	-	12,661,754	-	-	-	16,782,335
Issuance of shares to non-controlling interest	-	-	-	-	25,715	-	-	(25,715)	-
Warrant Exchange	54,054	540,540	-	-	(540,540)	-	-	-	-
Share-based compensation	-	-	-	-	1,478,565	-	-	-	1,478,565
Exercise of warrants	31,351	313,513	-	-	(313,513)	-	-	-	-
Exercise of options	1,233	12,328	-	-	48,298	-	-	-	60,626
Exchange difference on translation of foreign operation	-	-	-	-	-	-	58,848	-	58,848
Net income (loss)	-	-	-	-	-	7,066,854	-	(2,146,687)	4,920,167

Balance, December 31, 2020	1,158,432	$11,584,324	2,243,776	$22,437,754	$38,247,903	$(30,489,126)	$53,296	$(3,681,858)	$38,152,293
Issuance of Class A Ordinary Shares	138,793	1,387,925	-	-	2,612,075	-	-	-	4,000,000
Issuance of shares to non-controlling interest	-	-	-	-	66,783	-	-	(61,423)	5,360
Disposal of subsidiaries under common control transaction	-	-	-	-	303,419	-	(5,386)	(300,000)	(1,967)
Disposal of subsidiaries	-	-	-	-	-	-	-	7,962	7,962
Share-based compensation	-	-	-	-	1,682,460	-	-	-	1,682,460
Exercise of warrants	4,000	40,000	-	-	90,012	-	-	-	130,012
Exercise of options	19,016	190,159	-	-	504,065	-	-	-	694,224
Exchange difference on translation of foreign operation	-	-	-	-	-	-	(49,929)	-	(49,929)
Net loss	-	-	-	-	-	(25,048,389)	-	(2,065,904)	(27,114,293)

Balance, December 31, 2021	1,320,241	$13,202,408	2,243,776	$22,437,754	$43,506,717	$(55,537,515)	$(2,019)	$(6,101,223)	$17,506,122
Issuance of shares to non-controlling interest	-	-	-	-	52,024	-	-	(52,024)	-
Share-based compensation	-	-	-	-	1,646,999	-	-	-	1,646,999
Exercise of options	6,712	67,120	-	-	102,340	-	-	-	169,460
Exchange difference on translation of foreign operation	-	-	-	-	-	-	35,826	-	35,826
Net loss	-	-	-	-	-	(9,799,560)	-	(1,725,542)	(11,525,102)
Balance, December 31, 2022	1,326,953	$13,269,528	2,243,776	$22,437,754	$45,308,080	$(65,337,075)	$33,807	$(7,878,789)	$7,833,305

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended December 31, 2022, 2021 and 2020

(Stated in U.S. Dollars)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from operating activities
Net (loss) income	$(11,525,102)	$(27,114,293)	$4,920,167
Adjustments to reconcile net (loss) income to net cash used in operating activities
Amortization and depreciation	1,207,510	1,192,578	1,334,661
Share-based compensation	1,646,999	1,682,460	1,478,565
Loss (gain) on investments in marketable securities, net	134,134	8,031,595	(25,241,556)
Gain on non-marketable investments	(5,588,051)	-	-
Loss on investments in derivatives, net	-	4,289	199,031
Gain on derecognition of non-financial assets	-	(75,000)	-
Loss on disposal of an intangible asset	205,189	-	-
Loss on disposal of subsidiaries	-	3,638	-
Gain on use of digital currencies	-	(4,918)	-
Settlement of service fee by tokens and digital currencies	-	90,457	24,000
Operating lease cost	349,031	425,280	483,398
Loss on disposal of property, plant and equipment	-	392	50,197
Impairment loss of property, plant and equipment	-	-	330,445
Impairment loss of intangible assets	-	-	200,000
Interest income	(235,560)	(41,246)	(825)
Interest expense and accretion of convertible debts	87,537	130,397	237,163
Accretion of finance lease obligation	1,435	4,450	7,290
Changes in operating assets and liabilities
Accounts receivable	(95,704)	(16,501)	(21,678)
Inventories	8,053	3,358	(4,948)
Other receivables and prepayments	(105,584)	695,308	(358,365)
Long-term deposits	19,328	-	20
Due from brokers	75,728	83,957	156,668
Amounts due from related parties	(46,349)	112,635	50,962
Amounts due to related parties	(6,805)	(264,934)	(120,560)
Accounts payable and accrued expenses	1,918,751	855,272	800,960
Operating lease liabilities	(369,505)	(450,807)	(457,508)
Net cash used in operating activities	(12,318,965)	(14,651,633)	(15,931,913)
Cash flows from investing activities
Purchases of intangible assets	-	(6,026)	-
Purchases of property, plant and equipment	(186,916)	(131,750)	(161,314)
Proceeds from disposal of property, plant and equipment	-	-	1,051,282
Disposal of subsidiaries, net of cash disposed	-	(113,830)	-
Proceeds from sales of investment securities	-	20,116,734	952,196
Loan to a related party	(330,341)	(3,358,089)	-
Repayment of loan from a related party	2,962,153	-	-
Net cash provided by investing activities	2,444,896	16,507,039	1,842,164
Cash flows from financing activities
Loan from related parties	500,000	3,500,000	1,000,000
Repayment of loan due to related parties	-	(5,489,665)	(5,306,558)
Proceeds from issuance of subsidiaries shares	5,360	-	-
Proceeds from issuance of Class A Ordinary Shares and warrants	-	4,000,000	17,497,426
Payments of offering costs	-	-	(715,091)
Exercise of share options	169,460	694,224	-
Exercise of warrants	-	130,012	-
Loan from a bank	3,000,000	-	-
Proceeds from issuance of convertible notes	3,000,000	-	-
Payment of finance lease obligations	(49,358)	(53,846)	(53,845)
Net cash provided by financing activities	6,625,462	2,780,725	12,421,932

Net (decrease) increase in cash and restricted cash	(3,248,607)	4,636,131	(1,667,817)
Cash and restricted cash – Beginning of year	8,261,487	3,625,356	5,293,173
Cash and restricted cash – End of year	$5,012,880	$8,261,487	$3,625,356

Supplemental disclosures of cash flow information
Interest paid	$64,744	$273,155	$131,554
Income taxes paid	$-	$-	$-
Proceeds in broker accounts	$-	$20,116,734	$952,196
Non-cash operating, investing and financing activities
Right-of-use assets obtained in exchange for new operating lease liabilities	$549,596	$-	$1,107,206
Settlement of service fee by tokens and digital currencies	$-	$90,457	$24,000
Deemed dividend related to warrants down round provision	$-	$-	$755,514
Reconciliation of cash and restricted cash
Cash	$1,882,545	$8,131,217	$3,495,231
Restricted cash	3,130,335	130,270	130,125
Total cash and restricted cash shown in the consolidated statements of cash flows	$5,012,880	$8,261,487	$3,625,356

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

Below summarizes the list of the major subsidiaries consolidated as of December 31, 2022:

Name	Incorporation date	Ownership	Place of incorporation	Principle activities
Aptorum Therapeutics Limited (“ATL”)	June 30, 2016	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
APTUS MANAGEMENT LIMITED	May 16, 2017	100%	Hong Kong	Provision of management services to its holding company and fellow subsidiaries
Aptorum Medical Limited	August 28, 2017	91%	Cayman Islands	Provision of medical clinic services
Paths Innovations Limited (formerly known as Aptorum Innovations Holding Limited)	April 15, 2019	100%	Cayman Islands	Investment holding company
Paths Diagnostics Pte. Limited (formerly known as Aptorum Innovations Holding Pte. Limited)	June 5, 2019	75%	Singapore	Research and development of life science and biopharmaceutical products
Acticule Life Sciences Limited	June 30, 2017	80%	Cayman Islands	Research and development of life science and biopharmaceutical products
Claves Life Sciences Limited	August 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Nativus Life Sciences Limited	July 7, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Videns Incorporation Limited	March 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Mios Pharmaceuticals Limited	March 6, 2018	97.93%	Cayman Islands	Research and development of life science and biopharmaceutical products
mTOR (Hong Kong) Limited	November 4, 2016	90%	Hong Kong	Research and development of life science and biopharmaceutical products
Scipio Life Sciences Limited	July 19, 2017	97.93%	Cayman Islands	Research and development of life science and biopharmaceutical products
Signate Life Sciences Limited	August 28, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

2. LIQUIDITY

The Group reported a net loss of $11,525,102 and net operating cash outflow of $12,318,965 for the year ended December 31, 2022. In addition, the Group had an accumulated deficit of $65,337,075 as of December 31, 2022. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash and line of credit facility from related parties and banks. As of the date of issuance of the consolidated financial statements, the Group has approximately $1.4 million of restricted and unrestricted cash (excluded $3 million time deposits pledged to a loan), and approximately $9.5 million of undrawn line of credit facilities from a related party. In addition, the Group maintains its operating costs at a level through strict cost control and budget until the completion of the reverse takeover transaction.

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

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, we consolidate any variable interest entity (“VIE”) of which we are the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We do not consolidate a VIE in which we have a majority ownership interest when we are not considered the primary beneficiary. We have determined that we are not one of the primary beneficiary of the VIE (see Note 14, Variable Interest Entity). We evaluate our relationships with the VIE on an ongoing basis to determine whether we become the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries which are not attributable, directly or indirectly, to the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Group.

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

Accounts receivable

Accounts receivable are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is estimated in accordance with ASC Topic 326, Credit Losses and records the allowance for credit losses as an offset to accounts receivable, and the expected credit losses charged to the allowance is included in other operating expenses in the consolidated statements of operations. In determining expected credit losses, the Group consider the historical level of credit losses, current economic trends, and reasonable and supportable forecasts that affect the collectability of the future cash flows. As of December 31, 2022 and 2021, no allowance for doubtful receivables were made.

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

Equity method investment – Fair value option

The Group elects the fair value option for an investment that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment by investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market, if any, or recent orderly transactions for identical or similar investment of the same issuer. Changes in the fair value of these equity method investments are recognized in other income (loss), net in the consolidated statement of operations.

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

The hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Group has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the carrying value of the Group’s cash, restricted cash, accounts receivable, due from brokers, other receivables and prepayments, amounts due from/to related parties, accounts payable and accrued expenses, loan receivables from related parties, loan payables, and loan payables to a related party as of December 31, 2022 and 2021 approximate fair value due to the short-term nature of these assets and liabilities.

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

Convertible notes

The Group evaluates and account for conversion options embedded in convertible notes in accordance with ASC 815 “Derivatives and Hedging Activities”.

Applicable GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under other GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

The Group accounts for convertible notes (when it has been determined that the embedded conversion options should not be bifurcated from their host instruments) as follows: The Group records when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying Class A Ordinary Shares at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Operating leases

lAt the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

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

Warrants

In connection of the issuance of Class A Ordinary Shares, the Company may issue warrants to purchase Class A Ordinary Shares. Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized.

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

The Group determines the transaction price based on established billing rates.  The Group considers the patient’s ability and intent to pay the amount of consideration upon admission.  Subsequent changes resulting from a patient’s ability to pay are recorded as bad debt expense, which is included as a component of other operating expenses in the consolidated statements of operations. During the years ended December 31, 2022, 2021, and 2020, the bad debt expenses were $71, nil and nil, respectively.

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

Gain or loss on derecognition of non-financial asset

The Group determines if a contract exists, identifies the distinct non-financial assets, and determines when control transfers and, therefore, when to derecognize the asset. Additionally, the Group applies the measurement principles of revenue from contracts with customers within U.S. GAAP to determine the amount of consideration to include in the calculation of the gain or loss for the non-financial asset. Any gains or losses have been included within other income (loss), net.

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

Uncertain tax positions

The Group accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the Group’s Hong Kong subsidiaries are subject to examination by the relevant tax authorities. According to the Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to ten years if the underpayment of taxes is due to fraud or willful evasion. According to United Kingdom, Singapore, the United States, Canada and Ireland tax rule, trading losses are available to be carried forward indefinitely. The Group did not have any material interest or penalties associated with tax positions for the years ended December 31, 2022, 2021 and 2020, and did not have any significant unrecognized uncertain tax positions as of December 31, 2022 and 2021. The Group does not believe that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

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

The Group is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Group’s financial position and results of its operations, the specific impact is not readily determinable as of the date of the issuance of these financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes. The Group adopted this standard effective January 1, 2022. The adoption did not have a material effect on the Group’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible instruments by eliminating the cash conversion and beneficial conversion feature models used to separately account for embedded conversion features as a component of equity. Instead, the entity will account for the convertible debt securities as a single unit of account, unless the conversion feature requires bifurcation and recognition as derivatives. Additionally, the guidance requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares. The Group adopted this standard effective January 1, 2022. The adoption did not have any impact on the Group’s consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The ASU addresses the previous lack of specific guidance in the accounting standards codification related to modifications or exchanges of freestanding equity-classified written call options (such as warrants) by specifying the accounting for various modification scenarios. The Group adopted this standard effective January 1, 2022. The adoption does not have a material effect on the Group’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The Group adopted this standard effective January 1, 2022. The adoption does not have a material effect on the Group’s consolidated financial statements.

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

4. REVENUE

For the years ended December 31, 2022, 2021 and 2020, all revenue came from provision of healthcare services in Hong Kong.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

5. INVESTMENT AND FAIR VALUE MEASUREMENT

Assets Measured at Fair Value on a Recurring Basis

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2022 and 2021:

December 31, 2022	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$10,202	$92,279	$-	$102,481
Non current Assets
Long-term investments
Common stocks	-	-	77,200	77,200
Total assets at fair value	$10,202	$92,279	$77,200	$179,681

December 31, 2021	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$23,527	$213,088	$-	$236,615
Non current Assets
Long-term investments
Common stocks	$-	$-	$77,200	$77,200
Total assets at fair value	$23,527	$213,088	$77,200	$313,815

The following is a reconciliation of Level 3 assets measured and recorded at fair value on a recurring basis during the years ended December 31, 2022 and 2021:

	Warrants	Common Stock
Balance at January 1, 2022	$-	$77,200
Change in unrealized (depreciation) appreciation, net	-	-
Balance at December 31, 2022	$-	$77,200
Net change in unrealized appreciation relating to investments still held at December 31, 2022	-	-

Balance at January 1, 2021	$4,289	$-
Change in unrealized (depreciation) appreciation, net	(4,289)	-
Additions	-	77,200
Balance at December 31, 2021	$-	$77,200
Net change in unrealized appreciation relating to investments still held at December 31, 2021	-	-

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of investment as of December 31, 2022 and 2021, which utilized significant unobservable internally-developed inputs:

December 31, 2022	Valuation technique	Unobservable input	Range (weighted average)

Common stocks	Recent transactions	Recent transaction price	$0.0001 - $0.01

December 31, 2021	Valuation technique	Unobservable input	Range (weighted average)

Common stocks	Recent transactions	Recent transaction price	$0.0001 - $0.01

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Non-marketable investments

The Group’s non-marketable investments are investments in privately held companies without readily determinable fair values. The carrying value of the non-marketable investments are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer (referred to as the measurement alternative) or for impairment if the carrying amount of the non-marketable investments may not be fully recoverable. Any changes in carrying value are recorded within other income (loss), net in the consolidated statements of operations.

The following is a summary of annual upward or downwards adjustments and impairment recorded in other income (loss), net, and included as adjustments to the carrying value of non-marketable investments held as of December 31, 2022, 2021 and 2020 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Upward adjustments	$6,108,872	$-	$-
Downward adjustments and impairment	(520,821)	-	-
Total unrealized gain for non-marketable investments	$5,588,051	$-	$-

The Group did not sell any non-marketable investments and recorded any realized gains or losses for the non-marketable investments measured at fair value on a non-recurring basis during the years ended December 31, 2022, 2021 and 2020.

The following table summarizes the total carrying value of the non-marketable investments held as of December 31, 2022 and 2021 including cumulative unrealized upward and downward adjustments and impairment made to the initial cost basis of the investments:

	December 31, 2022	December 31, 2021
Initial cost basis	$4,079,707	$4,079,707
Upward adjustments	6,108,872	-
Downward adjustments and impairment	(520,821)	-
Total carrying value at the end of the year	$9,667,758	$4,079,707

There was no transferred of non-marketable investments into marketable securities for the year ended December 31, 2022 and 2021.

Equity method investment, fair value option

In December 2021, one of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), issued Class A and Class B ordinary shares to various parties in exchange of licenses or cash. Each Class A share of Libra is entitled to 1 vote while each Class B share of Libra is entitled to 10 votes. Upon the share issuance, the Group was holding 97.27% economic interest and 31.51% voting power in Libra. The Group lost the controlling interest in Libra because it was transferred to a third party, and therefore deconsolidated Libra. However, the Group still owns 97.27% economic interest and 31.51% voting power, which is deemed as having significant influence over Libra. As a result, the Group’s investment in Libra is subject to the equity method of accounting. The Group assessed that the fair value option can better reflect the true value of Libra. Pursuant to ASC 825 – Financial Instruments (“ASC 825”), the Group elected to apply the fair value option for its investments in Libra and will remeasure its investments in Libra at fair value every reporting period. For the year ended December 31, 2022 and 2021, there was no change in fair value of equity method investment, at fair value.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of December 31, 2022 and 2021 consisted of:

	December 31, 2022	December 31, 2021

Prepaid research and development expenses	$305,178	$314,165
Prepaid insurance	47,833	92,035
Prepaid service fee	148,346	90,857
Rental deposits	16,296	12,011
Prepaid rental expenses	-	13,205
Other receivables	204,752	47,697
Others	21,603	23,508
	$744,008	$593,478

7. Digital Currencies

The following table presents additional information about digital currencies:

	December 31, 2022	December 31, 2021

Beginning balance	$-	$1,539
Utilization of digital currencies to settle service fee	-	(6,457
Gain on use of digital currencies	-	4,918
Ending balance	$-	$-

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of December 31, 2022 and 2021 consisted of:

	December 31, 2022	December 31, 2021

Computer equipment	$84,636	$85,495
Furniture, fixture, and office and medical equipment	298,738	264,123
Leasehold improvements	543,975	542,514
Laboratory equipment	6,229,072	4,179,064
Motor vehicle	239,093	239,093
Assets in construction	-	1,899,169
	7,395,514	7,209,458
Less: accumulated depreciation	4,570,455	3,478,342
Property, plant and equipment, net	$2,825,059	$3,731,116

Depreciation expenses for property, plant and equipment amounted to $1,092,957, $1,086,564 and $1,128,867 for the years ended December 31, 2022, 2021 and 2020, respectively.

For the year ended December 31, 2020, the Group recorded $330,445 of impairment loss of buildings in other operating expenses due to the management assessed that its carrying amount may not be recoverable. On July 20, 2020, the Group signed a sales and purchase agreement to sell its property in Fo Tan, Hong Kong, at approximately $1.1 million to a third party buyer. The property was assigned to the buyer on September 1, 2020. For the year ended December 31, 2022 and 2021, no impairment loss was recorded.

For the year ended December 31, 2021, the Group recorded $392 of loss on disposal of office equipment in other operating expenses. For the year ended December 31, 2020, the Group disposed certain leasehold improvement and furniture, fixture, and office equipment as a result of the relocation of office, incurred a disposal loss of $50,197 in other operating expenses. For the year ended December 31, 2022, no gain or loss from disposal was recorded.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

9. INTANGIBLE ASSETS, NET

	December 31, 2022	December 31, 2021
Gross carrying amount
Prepaid patented licenses	$1,038,205	$1,338,205
Computer software	223,858	31,667
	1,262,063	1,369,872

Less: accumulated amortization
Prepaid patented licenses	474,131	462,803
Computer software	35,227	26,813
	509,358	489,616

Intangible assets, net
Prepaid patented licenses	564,074	875,402
Computer software	188,631	4,854
Intangible assets, net	$752,705	$880,256

As of December 31, 2022 and 2021, the Group has capitalized eight and seven of the exclusive licenses respectively, which includes seven patented technologies in relation to the Group’s therapeutics segment respectively. Pursuant to the license agreements, the Group paid upfront payments and became the exclusive licensee to prosecute certain patents developed or licensed under the applicable agreements.

Prepaid patented licenses and computer software are finite-lived intangible assets which are amortized over their estimated useful life. Amortization expenses for finite-lived intangible assets amounted to $114,553, $106,014 and $145,961 for the years ended December 31, 2022, 2021 and 2020, respectively.

A license agreement was terminated on December 15, 2022. As a result, a loss on disposal of $205,189 related to a patented license was recognized in research and development expenses during the year ended December 31, 2022. For the year ended December 31, 2020, an impairment loss of $200,000 was recognized in research and development expenses as the Group considered that the carrying amount of an intangible asset related to an unpatented license may not be recoverable. This license agreement was terminated on February 19, 2021. For the year ended December 31, 2021, no impairment loss was recorded.

The Group wrote off the cost and the related amortization of $nil, $1,344 and $70,477 after the expiration of the computer software for the years ended December 31, 2022, 2021 and 2020, respectively.

The Group expects amortization expense related to its finite-lived intangible assets for the next five years and thereafter to be as follows as of December 31, 2022:

For the years ending December 31,	Amount
2023	$146,584
2024	138,956
2025	119,713
2026	119,713
2027	106,795
Thereafter	326,133
Total	$957,894

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

10. LONG-TERM DEPOSITS

Long-term deposits as of December 31, 2022 and 2021 consisted of:

	December 31, 2022	December 31, 2021

Rental deposits	$127,303	$149,175
Prepayments for equipment	2,544	147,050
	$129,847	$296,225

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2022 and 2021 consisted of:

	December 31, 2022	December 31, 2021

Deferred bonus and salaries payable	$5,084,969	$3,173,739
Research and development expenses payable	563,913	519,012
Professional fees payable	226,407	166,190
Cost of healthcare services payable	138,316	142,968
Insurance expenses payable	33,367	35,010
Others	119,835	135,646
	$6,166,807	$4,172,565

12. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first $2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. The subsidiaries registered in Hong Kong did not have assessable profits that were derived Hong Kong during the years ended December 31, 2022, 2021 and 2020. Therefore, no Hong Kong profit tax has been provided for in the periods presented. Our returns for 2016 and subsequent tax years remain subject to examination by Hong Kong Inland Revenue Department.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary in United Kingdom did not have assessable profits that were derived from United Kingdom during the years ended December 31, 2022, 2021 and 2020. Therefore, no United Kingdom profit tax has been provided for in the periods presented. Our returns for 2018 and subsequent tax years remain subject to examination by the UK tax authority.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the years ended December 31, 2022, 2021 and 2020. Therefore, no Singapore profit tax has been provided for in the periods presented. Our returns for 2018 and subsequent tax years remain subject to examination by the Singapore tax authority.

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the years ended December 31, 2022, 2021 and 2020. Therefore, no United States profit tax has been provided for in the periods presented. Our returns for 2019 and subsequent tax years remain subject to examination by Internal Revenue Service.

Canada: in accordance with the relevant tax laws and regulations of Canada, a company registered in Canada is subject to income taxes within Canada at the applicable tax rate on taxable income. All the Canada subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 15%. The subsidiary in Canada did not have assessable profits that were derived from Canada during the years ended December 31, 2022, 2021 and 2020. Therefore, no Canada profit tax has been provided for in the periods presented. Our returns for 2018 and subsequent tax years remain subject to examination by the Canada tax authority.

Ireland: in accordance with the relevant tax laws and regulations of Ireland, a company registered in Ireland is subject to income taxes within Ireland at the applicable tax rate on taxable income. All the Ireland subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 12.5%. The subsidiary in Ireland did not have assessable profits that were derived from Ireland during the years ended December 31, 2022, 2021 and 2020. Therefore, no Ireland profit tax has been provided for in the periods presented. Our returns for 2018 and subsequent tax years remain subject to examination by the Ireland tax authority.

The components of the provision for income taxes expenses are:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Current	$-	$-	$-
Deferred	-	-	-
Total income taxes expense	$-	$-	-

The reconciliation of income taxes expenses computed at the Hong Kong statutory tax rate applicable to income tax expense is as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Net income (loss) before tax	$(11,525,102)	$(27,114,293)	$4,920,167
Provision for income taxes at Hong Kong statutory income tax rate (16.5%)	(1,901,642)	(4,473,859)	811,828
Impact of different tax rates in other jurisdictions	(263,787)	(214,135)	(18,869)
Non-taxable income	(907,495)	(716,628)	(4,281,521)
Non-deductible expenses	-	1,992,463	79,200
Change in valuation allowance	3,072,924	3,412,159	3,409,362
Effective income tax expense	$-	$-	$-

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

	December 31, 2022	December 31, 2021
Deferred tax asset:
Tax loss carry forward	$14,865,121	$12,189,424
Share-based payment expenses	948,893	698,564
	15,814,014	12,887,988
Deferred tax liability:
Depreciation and amortization	(108,926)	(255,824)
Net deferred tax assets before valuation allowance	15,705,088	12,632,164
Valuation allowance	(15,705,088)	(12,632,164)
Deferred tax asset, net	$-	$-

As of December 31, 2022 and 2021, the Group had net operating loss carry-forwards of $90,060,983 and $73,785,041, respectively, including its Hong Kong, Singapore, the United States, the United Kingdom, Canada and Ireland operations, which are available to reduce future taxable income and have an unlimited carryover period. For the year ended December 31, 2021, there was no tax loss carried forward expired, while tax loss brought forward of $1,805,527 was cancelled due to the disposal of various subsidiaries.

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

Changes in valuation allowance are as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Balance as of January 1	$12,632,164	$9,561,560	$6,152,198
Additions	3,072,924	3,412,159	3,409,362
Disposal	-	(341,555)	-
Balance as of December 31	$15,705,088	$12,632,164	$9,561,560

13. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, a Non-executive Director of the Group since June 1, 2022. Before June 1, 2022, he was the Chief Executive Officer and Executive Director of the Group;

(b)	Darren Lui, the Chief Executive Officer and Executive Director since June 1, 2022. Before June 1, 2022, he was the President and Executive Director of the Group;

(c)	Clark Cheng, an Executive Director of the Group;

(d)	Sabrina Khan, the Chief Financial Officer of the Group. On July 11, 2022, she resigned from her position as Chief Financial Officer.

(e)	Aeneas Group Limited, an entity controlled by Ian Huen;

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

(f)	Aenco Limited, an entity controlled by Ian Huen;

(g)	Aeneas Technology (Hong Kong) Limited, an entity controlled by Ian Huen;

(h)	Aeneas Management Limited, an entity controlled by Ian Huen;

(i)	Talem Medical Group Limited, an entity which Clark Cheng is a director;

(j)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;

(k)	CGY Investment Limited, an entity jointly controlled by Darren Lui;

(l)	ACC Medical Limited, an entity controlled by Clark Cheng;

(m)	Libra Sciences Limited, an entity which was originally a wholly owned subsidiary of ATL. Since December 30, 2021, Libra has been turned into a related party to the Group due to the voting power owned by ATL is decreased to below 50% but more than 20%. (Note 14)

(n)	Libra Therapeutics Limited, a wholly owned subsidiary of Libra Sciences Limited; and

(o)	Aenco Technologies Ltd, an entity being 34.56% effectively owned by Ian Huen.

Amounts due from related parties

Amounts due from related parties consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Current
Libra Sciences Limited (Note b)	$378,036	$4,193
Libra Therapeutics Limited	17,459	-
Jurchen Investment Corporation	-	2,000
CGY Investment Limited	-	2,000
Talem Medical Group Limited (Note b)	610,138	3,397,650
Total	$1,005,633	$3,405,843

Amounts due to related parties

Amounts due to related parties consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Current
Aenco Technologies Ltd	$3,013,234	$-
Aeneas Group Limited	8,110	-
Ian Huen	-	1,397
Darren Lui	-	3,449
Clark Cheng	4,583	5,699
Sabrina Khan	-	844
Total	$3,025,927	$11,389

Non-current
Aeneas Group Limited (Note a)	$500,000	$-
Jurchen Investment Corporation (Note a)	-	-
	$500,000	$-

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Related party transactions

Related party transactions consisted of the following for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Loan from related parties (Note a)
- Aeneas Group Limited	$500,000	$1,000,000	$500,000
- Jurchen Investment Corporation	$-	$2,500,000	$500,000

Interest expenses (Note a and c)
- Aeneas Group Limited	$8,110	$64,753	$155,633
- Jurchen Investment Corporation	$-	$65,644	$81,530
- Aenco Technologies Ltd	$13,234	$-	$-

Loan repayment and interest paid to related parties (Note a)
- Aeneas Group Limited	$-	$2,673,389	$2,356,080
- Jurchen Investment Corporation	$-	$3,085,097	$3,082,131

Loan to related parties (Note b)
- Talem Medical Group Limited	$-	$3,358,089	$-
- Libra Sciences Limited	$330,341	$-	$-

Interest income (Note b)
- Talem Medical Group Limited	$164,600	$39,561	$-
- Libra Sciences Limited	$14,232	$-	$-

Loan repayment and interest received from a related party (Note b)
- Talem Medical Group Limited	$2,962,153	$-	$-

Issuance of convertible notes to a related party (Note c)
- Aenco Technologies Ltd	$3,000,000	$-	$-

Consultant, secondment, management and administrative services fees (Note d)
- CGY Investments Limited	$268,102	$173,333	$169,462
- ACC Medical Limited	$209,626	$157,511	$13,018
- Aenco Limited	$-	$-	$746,153
- Aeneas Technology (Hong Kong) Limited	$-	$-	$617,794
- Aeneas Management Limited	$-	$-	$231,795

Rental expense (Note e)
- Jurchen Investment Corporation	$-	$-	$96,300

Administrative management services (Note g)
- Libra Sciences Limited	$38,462	$-	$-

Healthcare services income
- Aeneas Management Limited	$1,282	$7,564	$321

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Note a: On August 13, 2019, Aptorum Therapeutics Limited (“ATL”), a wholly owned subsidiary of the Company, entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing ATL to access up to a total $15 million in line of credit debt financing. Both line of credits have originally matured on August 12, 2022. ATL and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. ATL may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty. As of the date of the issuance of this consolidated financial statements, the undrawn line of credit facility is $9.5 million.

Note b: On November 17, 2021, Aptorum Therapeutics Limited (the “Lender”) entered into a loan agreement with Talem Medical Group Limited (the “Borrower”). According to the loan agreement, the Lender granted a loan of up to AUD4,700,000 for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing at a rate of 10% per annum and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. The loan is initially matured 6 months from the date of the first drawdown. The maturity date is extended for 6 months to the first extended maturity date, and may further extendable for another 6 months to the second extended maturity date, if certain conditions stated in loan agreement are satisfied. As of the date of the issuance of this consolidated financial statements, there is no outstanding balance from the Borrower.

On January 13, 2022, the Company entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. As of the date of the issuance of this consolidated financial statements, $0.4 million is outstanding from Libra Sciences Limited.

Note c: On December 9, 2022, the Company entered into a Securities Purchase Agreement (the “Agreement”) with Aenco Technologies Ltd (“Note holder”), a Cayman Islands company that is indirectly 34.56% effectively owned by our non-executive director and major shareholder, Ian Huen. Pursuant to the Agreement, the Note holder is purchasing a convertible note in the original principal amount of $3,000,000 (the “Note”). The Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares, par value $10.00 per share (the “Ordinary Shares”) at the Note holder or the Company option. The Notes will have a maturity date of 12 months subject to the Note holder’s extension, a bullet interest rate of 7% per annum, and a conversion price of $12.0 per Class A Ordinary Share.

Note d: Aenco Limited provided certain information technology services to the Group. For the year ended December 31, 2019, Aenco Limited was entitled to receive a fixed amount of services fees of HKD 540,000 (approximately $69,231) per calendar month with the expiry date on December 31, 2019. The agreement was originally renewed under the same terms with the expiry date on December 31, 2020. The agreement was replaced by another agreement on April 1, 2020. Pursuant to the replaced agreement, Aenco Limited is entitled to receive a fixed amount of services fee of HKD 700,000 (approximately $89,744) per calendar month. On September 30, 2020, the replaced agreement was terminated as mutually agreed.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

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

Note f: On January 2, 2020, Aptorum Medical Limited issued 115 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 94% to 93%. On January 2, 2021, Aptorum Medical Limited further issued 117 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 93% to 92%. On February 25, 2022, Aptorum Medical Limited further issued 119 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 92% to 91%. On February 1, 2023, Aptorum Medical Limited further issued 122 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 91% to 90%.

Note g: On January 1, 2022, the Group entered into an administrative management services agreement with Libra Sciences Limited. According to the agreement, the Group will provide documentation and administrative services, include but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. The Group is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the expiry date on December 31, 2023.

Note h: On May 27, 2021, Aptorum Therapeutics Limited, which is a wholly owned subsidiary of Aptorum Group Limited, entered a Share Sale Agreement to sell all of the shares of SMPTH Limited to Aeneas Group Limited at the consideration $1. The sale of SMPTH Limited was a common control transaction and resulted in $303,419 increase in additional paid-in capital in the consolidated statement of changes in equity.

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

The following tables summarize the aggregate carrying value of VIEs’ assets and liabilities in the consolidated balance sheets that are consolidated

	Assets	Liabilities	Net Assets/ (Liabilities)
December 31, 2022
Total	$61,630	$86,306	$(22,676)
December 31, 2021
Total	$5,361	$2,266	$3,095

The following tables summarize the aggregate carrying value of assets and liabilities in the Group’s consolidated balance sheets that relate to the VIE in which the Group holds a variable interest but is not the primary beneficiary.

	Assets	Liabilities	Net Assets	Maximum Exposure to Losses
December 31, 2022
Total	$472,695	$-	$472,695	$472,695
December 31, 2021
Total	$4,195	$-	$4,195	$4,195

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

On January 13, 2022, the Group entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum.

15. LEASE

As of December 31, 2022, the Group has three non-short-term operating leases for office, laboratories and clinic with remaining terms expiring from 2023 through 2024 and a weighted average remaining lease term of 1.1 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

	For the year ended December 31, 2022	For the year ended December 31, 2021
Lease cost
Finance lease cost:
Depreciation	$47,818	$47,819
Interest on lease liabilities	1,435	4,450
Operating lease cost	349,031	425,280
Short-term lease cost	85,598	86,125
Variable lease cost	-	-
Sublease income	-	-
Total lease cost	$483,882	$563,674

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$369,505	$450,807
Financing cash flows from finance leases	49,358	53,846
Right-of-use assets obtained in exchange for new operating lease liabilities	549,596	-
Weighted-average remaining lease term – finance leases	-	0.9 years
Weighted-average remaining lease term – operating leases	1.1 years	1.0 years
Weighted-average discount rate – finance leases	2.5%	2.5%
Weighted-average discount rate – operating leases	8.0%	8.0%

The maturity analysis of operating leases liabilities as of December 31, 2022 is as follows:

December 31, 2022
Remaining periods ending December 31,
2023	$298,409
2024	58,434
Total future undiscounted cash flow	356,843
Less: Discount on operating lease liabilities	(15,511)
Present value of operating lease liabilities	341,332
Less: Current portion of operating lease liabilities	(310,548)
Non-current portion of operating lease liabilities	$30,784

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

16. CONVERTIBLE NOTE

On December 9, 2022, the Group entered into a Securities Purchase Agreement (the “Agreement”) with Aenco Technologies Ltd (“Note holder”). Pursuant to the Agreement, the Note holder is purchasing a convertible note in the original principal amount of $3,000,000 (the “Note”). The Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at the Note holder option. The Notes will have a maturity date of 12 months subject to the Note holder’s extension, a bullet interest rate of 7% per annum, and a conversion price of $12.0 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. As of the date of the issuance of this consolidated financial statements, the convertible note is fully converted into 250,000 Class A Ordinary Shares.

17. ORDINARY SHARES

On February 28, 2020, the Group entered into securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors and Jurchen Investment Corporation, the ultimate parent of the Group, pursuant to which the Company agreed to sell a total of 135,135 Class A Ordinary Shares and warrants to purchase 135,135 of the Class A Ordinary Shares, for gross proceeds of approximately $10 million. At the completion of the offering, approximately $1.0 million offering costs was charged to additional paid-in capital. Each warrant entitled their holders to purchase 1 Class A Ordinary Shares and is exercisable immediately as of the date of issuance at an exercise price of $74.0 per Class A Ordinary Share and expire seven years from the date of issuance. Additionally, the Group issued 4,324 warrants to placement agent on terms substantially the same as the warrants issued to investors, except that the exercise price of the warrants issued to the placement agent is $88.8.

On August 27, 2020, the Group entered into warrant exchange agreements (the “Purchaser Exchange Agreements”) with two non-affiliated purchasers to exchange their warrant of the Company by Class A Ordinary Shares of the Company (the “Purchaser Warrant Exchange”). Pursuant to the Purchaser Exchange Agreements, the Company and the Non-affiliated Purchasers have agreed that in consideration for exchanging in full all of the warrants held by the Non-affiliated Purchasers, the Company will exchange one (1) Class A Ordinary Share for each one (1) Purchaser Exchange Warrant. Total 54,054 Class A Ordinary Shares are issued to two non-affiliated purchasers in exchange for 54,054 warrants. For other warrant holders did not participate in the Purchaser Warrant Exchange, the exercise prices of their respective warrants will be reduced to a nominal amount pursuant to the anti-dilution provisions in such warrants (a “Down Round”). As a result of this Down Round being triggered, the Group recorded a deemed dividend of $755,514 as a decrease to net income attributable to Aptorum Group Limited in computing basic net income per share on the consolidated statements of operations.

On October 2, 2020, the Group completed a public offering, issuing 276,923 Class A Ordinary Shares and warrants to purchase an aggregate of 276,923 Class A Ordinary Shares, for gross proceeds of approximately $9 million. At the completion of the offering, approximately $1.2 million offering costs was charged to additional paid-in capital. The warrants have an exercise price of $32.5 per Class A Ordinary Share, are exercisable upon issuance and will expire five years from the date of issuance. Additionally, the Group issued 14,754 warrants to placement agent on terms substantially the same as the warrants issued to investors, except that the exercise price of the warrants issued to the placement agent is $40.625. Following the public offering completed on October 2, 2020, the placement agent of the offering on February 28, 2020 was further received 6,541 warrants as a tail fee, with an exercise price of $39.0 and expire seven years from the date of issuance.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

On March 26, 2021, the Company entered into an at-the-market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as our sales agent (the “Sales Agent”), relating to the sale of our Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-268873) (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, we may offer and sell shares of our Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. As of the date of issuance of the consolidated financial statements, we have issued 7,875 Class A Ordinary Shares pursuant to the ATM Offering.

On May 26, 2021, the Company entered into a private placement shares purchase agreement with Jurchen Investment Corporation, issuing 138,793 Class A Ordinary Shares at $28.82 per share, representing a 10% premium to the last closing price of the Company’s Class A Ordinary Shares on the NASDAQ stock exchange on that date. The Company received aggregate gross proceeds of $4,000,000 from the purchase of these shares.

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

For the year ended December 31, 2022, the Group issued 6,712 Class A Ordinary Shares to share option holders as a result of exercise of share options. For the year ended December 31, 2021, the Group issued 4,000 and 19,016 Class A Ordinary Shares to warrant holders and share option holders respectively as a result of exercise of warrants or options. For the year ended December 31, 2020, the Group issued 31,351 and 1,233 Class A Ordinary Shares to warrant holders and share option holders respectively as a result of exercise of warrants or options.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

18. SHARE BASED COMPENSATION

Share option plan

On October 13, 2017, the Group adopted the 2017 Share Option Plan (the “Option Plan”) and on November 5, 2021, the Group amended the Option Plan. A total of 550,000 Class A Ordinary Shares (subject to subsequent adjustments described more fully below) may be issued pursuant to awards under the Option Plan. Subsequent adjustments include that on each January 1, starting with January 1, 2020, an additional number of shares equal to the lesser of (i) 2% of the outstanding number of Class A Ordinary Shares (on a fully diluted basis) on the immediate preceding December 31, and (ii) such lower number of Class A Ordinary Shares as may be determined by the board of directors, subject in all cases to adjustments as provided in Section 10 of the Option Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the board of directors.

53,694 options were granted on March 16, 2020 to directors, employees, external consultants and advisors of the Group. One-half of each option grant vests on January 1, 2021 and expires on December 31, 2031 and the other half vests on January 1, 2022 and expires on December 31, 2032. The exercise price is $29.9 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

14,896 options were granted on June 1, 2020 to directors and employees of the Group. Nearly one-half of each option grant vests on December 1, 2020 and expires on November 30, 2030 and the remaining vests on January 1, 2021 and expires on December 31, 2031. The exercise price is US$31.1 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

2,748 options were granted on August 10, 2020 to Dr. Weiss, which vest on August 10, 2021 and expire on August 9, 2031. The exercise price is $36.4 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

75,235 options were granted on March 11, 2021 to directors, employees, external consultants and advisors of the Group with an exercise price of $27.6 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 36,796 options vest on January 1, 2022 and expire on December 31, 2032; 36,808 options vest on January 1, 2023 and expire on December 31, 2033; 906 options vest on June 8, 2021 and expire on June 7, 2032; and 725 options vest on July 14, 2021 and expire on July 13, 2032.

153,146 options were granted on March 8, 2022 to directors, employees, external consultants and advisors of the Group with an exercise price of $13.4 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 74,881 options vest on January 1, 2023 and expire on December 31, 2033; 74,906 options vest on January 1, 2024 and expire on December 31, 2034; 1,866 options vest on June 8, 2022 and expire on June 7, 2033; and 1,493 options vest on July 14, 2022 and expire on July 13, 2033.

226,153 options were granted on March 31, 2023 to directors and employees of the Group with an exercise price of $2.68 per share, which was based on the last closing price of the shares traded on the NASDAQ stock exchange on the grant date. Besides, 136,200 shares awards were granted on March 31, 2023 to directors, employees and external consultants. All options vests on October 1, 2023 and expires on September 30, 2033.

A summary of the option activity as of December 31, 2022, 2021 and 2020 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2022	127,404	31.91	11.01

Granted	153,146	13.40	12.30
Exercised	(6,721)	25.25		-
Forfeited	(1,268)	28.11
Cancelled	(435)	116.71
Outstanding, December 31, 2022	272,126	21.54	10.83	-
Exercisable, December 31, 2022	89,300	32.71	9.64	-

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2021	71,756	37.63	11.22

Granted	75,235	27.60	12.29
Exercised	(19,037)	36.52		-
Forfeited	(550)	29.00
Outstanding, December 31, 2021	127,404	31.91	11.01	-
Exercisable, December 31, 2021	31,456	42.62	9.63	-

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2020	21,853	129.10	11.51

Granted	71,338	30.40	11.99
Exercised	(1,235)	49.27		-
Forfeited	(4,594)	46.70
Cancelled	(15,606)	129.10
Outstanding, December 31, 2020	71,756	37.63	11.22	-
Exercisable, December 31, 2020	8,467	61.24	9.95	-

The weighted-average grant date fair value of share option grants during the years ended December 31, 2022, 2021 and 2020 was $10.02, $25.72 and $17.56, respectively. The maximum contractual term for share option was 12.8 years.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

	Granted in 2022	Granted in 2021	Granted in 2020
Expected volatility	89.55%	97.70%	88.44%-96.55%
Risk-free interest rate	1.86%	1.64%	0.59%-0.69%
Expected term from grant date (in years)	5.63-6.41	5.62-6.41	5.25-7.29
Dividend rate	-	-	-
Dilution factor	1	1	0.9909-1
Fair value	$9.74 - $10.16	$25.11 - $26.01	$15.50 - $26.60

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $1,123,122 and $523,877, respectively, for the year ended December 31, 2022, $1,203,000 and $479,460, respectively, for the year ended December 31, 2021, and $1,191,957 and $286,608, respectively, for the year ended December 31, 2020.

As of December 31, 2022, there were $376,512 total unrecognized share-based compensation cost related to unvested options which is expected to be recognized over 1 years. Total unrecognized compensation cost may be adjusted for future changes in actual forfeitures.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

19. NON-CONTROLLING INTEREST

On September 25, 2020, Paths Innovation Limited, a wholly-owned subsidiary of the Group, signed a share subscription and shareholders agreement with certain new individuals and institutions to subscribe ordinary shares of Paths Diagnostics Pte. Limited, a wholly-owned subsidiary of Paths Innovation Limited before the share subscription agreement. As a result, Paths Innovation Limited’s equity interest in Paths Diagnostics Pte. Limited was decreased from 100% to 75%. A deficit of $3,090 was reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements.

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

As of December 31, 2022, non-controlling interest related to 25% equity interest in Paths Diagnostics Pte. Limited, 10% equity interest in mTOR (Hong Kong) Limited, 9% equity interest in Aptorum Medical Limited, 2.07% equity interest in Mios Pharmaceuticals Limited, 2.07% equity interest in Scipio Life Sciences Limited and 20% equity interest in Acticule Life Sciences Limited in the consolidated balance sheets was deficit of $7,878,789 in total. As of December 31, 2021, non-controlling interest related to 25% equity interest in Paths Diagnostics Pte. Limited, 10% equity interest in mTOR (Hong Kong) Limited, 8% equity interest in Aptorum Medical Limited, 2.07% equity interest in Mios Pharmaceuticals Limited, 2.07% equity interest in Scipio Life Sciences Limited and 20% equity interest in Acticule Life Sciences Limited in the consolidated balance sheets was deficit of $6,101,223 in total.

For the years ended December 31, 2022, 2021 and 2020, non-controlling interest in the consolidated statements of operations were loss of $1,725,542, $2,065,904 and $2,146,687, respectively.

20. NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted (loss) income per share:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Numerator:
Net (loss) income attributable to Aptorum Group Limited	$(9,799,560)	$(25,048,389)	$6,311,340
Denominator:
Weighted average shares outstanding
– Basic	3,569,484	3,503,396	3,113,588
– Diluted	3,569,484	3,503,396	3,153,447

Net (loss) income per share attributable to Aptorum Group Limited
– Basic	$(2.75)	$(7.15)	$2.03
– Diluted	$(2.75)	$(7.15)	$2.00

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

21. COMMITMENTS AND CONTINGENCIES

Contingent Payment Obligations

The Group has entered into agreements with independent third parties for purchasing office and laboratory equipment. As of December 31, 2022, the Group had non-cancellable purchase commitments of $50,075.

The Group has additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that the Group are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of December 31, 2022 are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$222,564
From entering phase 1 to before first commercial sale	20,336,410
First commercial sale	14,282,051
Net sales amount more than certain threshold in a year	65,769,231
Subtotal	$100,610,256

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$205,554
$100,815,810

For the years ended December 31, 2022, 2021 and 2020, the Group incurred $nil, $nil and $129,203 milestone payments, respectively. For the years ended December 31, 2022, 2021 and 2020, the Group did not incur any royalties or research and development funding, respectively.

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

On January 23, 2023, the Company effectuated a 10 for 1 share consolidation of its authorized share capital, such that every 10 Class A Ordinary Shares, par value of US$1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share, par value of US$10.00 per share, and that every 10 Class B Ordinary Shares, par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share, par value of US$10.00 per share (the “Reverse Split”).

On February 21, 2023, the Company’s Special Extraordinary Meeting approved amendments of certain Memorandum and Articles of Association, including the par value being adjusted from US$10 per share to US$0.00001 per share. The difference of the par values is credited to additional paid-in capital.

On March 27, 2023, the Company entered into a non-binding Letter of Intent and Term Sheet to acquire (“Transaction”) 100% of URF Holding Group Limited and its underlying businesses. Currently, it is contemplated that the Transaction will occur via a reverse takeover of the Company. As of the date of the issuance of this consolidated financial statements, the definitive agreement has not been signed yet.