Form 20-F
period 2023-12-31
Aptorum Group Ltd
filed 2024-04-30
CIK 1734005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A Ordinary shares, par value $0.00001	APM	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Ordinary Shares: 2,937,921

Class B Ordinary Shares: 2,243,776

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

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“505(b)(2) Application” refers to an application for which one or more of the investigations relied upon by the applicant for approval “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted” (21 U.S.C. 355(b)(2)).

●	“A*STAR” refers to Agency for Science, Technology and Research.

●	“Acticule” refers to Acticule Life Sciences Limited, an 80% owned subsidiary of Aptorum Group.

●	“Aeneas Group” refers to Aeneas Limited and its subsidiaries. Aeneas Limited is 76.8% owned by Jurchen Investment Corporation. Because Mr. Huen, a director, holds 100% equity interest in Jurchen Investment Corporation, we refer Aeneas Group as a fellow subsidiary of Aptorum Group.

●	“AML” refers to Aptorum Medical Limited, a 90% owned subsidiary of Aptorum Group, as of the date of this report.

●	“AML Clinic” refers to an outpatient medical clinic operated by AML under the name of Talem Medical.

●	“Aptorum Group,” and “Group” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong, all of its subsidiaries and the consolidated VIEs to which we are regarded as the primary beneficiary for accounting purposes.

●	“Aptorum Non-Therapeutics Group” refers to the Company’s non-therapeutics segment that encompasses diagnostics projects including the novel molecular-based rapid pathogen identification and detection diagnostics (“PathsDx Test”, formerly known as “RPIDD”) technology.

●	“Aptorum Therapeutics Group” refers to the Company’s therapeutics segment that is operated through its wholly-owned subsidiary, Aptorum Therapeutics Limited, a Cayman Islands exempted company with limited liability, whose principal place of business is in Hong Kong and its indirect subsidiary companies, whose principal places of business are in the United Kingdom, Singapore and Hong Kong.

●	“At The Market Offering” or “ATM Offering” refers to the offering and sale of the Company’s Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-268873), in which H.C. Wainwright & Co., LLC (“Wainwright”), acted as the Company’s sales agent in accordance with certain at the market offering agreement (the “Sales Agreement”), dated as of March 26, 2021, by and between the Company and Wainwright.

●	“cGCP” refers to Current Good Clinical Practice as adopted by the applicable regulatory authority.

●	“cGLP” refers to Current Good Laboratory Practice as adopted by the applicable regulatory authority.

●	“cGMP” refers to Current Good Manufacturing Practice as adopted by the applicable regulatory authority.

●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares, par value $0.00001 per share.

●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares, par value $0.00001 per share.

●	“Company,” “we” and “us” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong.

●	“CMC” refers to chemical, manufacturing and control.

●	“Covar” refers to Covar Pharmaceuticals Incorporated, a contract research organization engaged by the Company.

●	“CROs” refers to contract research organizations.

●	“CTA” refers to Clinical Trial Application.

●	“EEA” refers to the European Economic Area.

●	“EMA” refers to the European Medicines Agency.

●	“EMEA” refers to Europe, the Middle East and Africa.

●	“EPO” refers to the European Patent Organization or the European Patent Office operated by it.

●	“European Patent” refers to patents issuable by the EPO.

●	“EU” refers to the European Union.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“FDA” refers to U.S. Food and Drug Administration.

●	“FDCA” refers to the U.S. Federal Food, Drug and Cosmetic Act.

●	“Fiscal year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“HKD” refers to Hong Kong Dollars.

●	“Hong Kong” or “H.K.” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong Doctors” refers to the doctors in Hong Kong under the employment of AML Clinic.

●	“IND” refers to Investigational New Drugs.

●	“IP” refers to intellectual property.

●	“IPO” or “Offering” means the initial public offering by the Company of 76,142 Class A Ordinary Shares consummated on December 17, 2018.

●	“Jurchen” refers to Jurchen Investment Corporation, a company wholly-owned by one of our directors and former CEO, Ian Huen, and a holding company of Aptorum Group.

●	“Lead Projects” refers to ALS-4, SACT-1 and PathsDx Test.

●	“Libra” refers to Libra Sciences Limited, a VIE in which we hold 97.27% economic interest and 31.51% voting power. Libra is incorporated under the laws of the Cayman Islands. We are not deemed as the primary beneficiary of Libra for accounting purposes.

●	“Major Patent Jurisdictions” refers to the United States, member states of the European Patent Organization and the People’s Republic of China.

●	“Mios” refers to Mios Pharmaceuticals Limited, a consolidated VIE in which we indirectly hold 97.93% economic interest and 36.17% voting power. Aptorum is regarded as the primary beneficiary of Mios for accounting purposes.

●	“Nativus” refers to Nativus Life Sciences Limited, a wholly-owned subsidiary of Aptorum Group.

●	“NMPA” refers to China’s National Medical Products Administration and its predecessor, the China Food and Drug Administration.

●	“NDA” refers to a New Drug Application issued by the FDA.

●	“Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares collectively.

●	“PRC” and “China” refer to the People’s Republic of China.

●	“Registered Direct Offering” means the registered direct offering by the Company of 135,135 Class A Ordinary Shares and warrants to purchase up to 135,135 Class A Ordinary Share consummated on February 28, 2020.

●	“Restructure” refers to the Company’s change from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, effective as of March 1, 2017.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-227198) for the sale of up to 349,397 Class A Ordinary Shares (including Class A Ordinary Shares underlying certain warrants and a bond, as fully described therein) which initially filed on September 5, 2018 and became effective on December 3, 2018.

●	“R&D” refers to research and development.

●	“R&D Center” refers to an in-house pharmaceutical development center located in Hong Kong Science and Technology Park.

●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission.

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Scipio” refers to Scipio Life Sciences Limited, a consolidated VIE in which we indirectly hold 97.93% economic interest and 35.06% voting power. Aptorum is regarded as the primary beneficiary of Scipio for accounting purposes.

●	“Securities Act” refers to the Securities Act of 1933.

●	“UK” refers to the United Kingdom.

●	“United States,” “U.S.” and “US” refer to the United States of America.

●	“Videns” refers to Videns Incorporation Limited, a wholly-owned subsidiary of Aptorum Group.

●	“VIE” refers to a variable interest entity.

●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, equity and cash flows for the years ended December 31, 2023, 2022 and 2021.

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

Risks Related to Doing Business in Hong Kong

●	Risks relating to legal and regulatory risks associated with our operations in Hong Kong.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

●	Our business, financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.

●	Our Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

●	Even though our auditor is based in New York, New York and under full inspection by the PCAOB and that it is not currently subject to the determinations announced by the PCAOB on December 16, 2021, if any PRC law relating to the access of the PCAOB to auditor files were to apply to a company such as us or its auditor, the PCAOB may be unable to fully inspect our auditor, which may result in our securities being delisted or prohibited from being traded “over-the-counter” pursuant to the HFCA Act and materially and adversely affect the value and/or liquidity of your investment.

●	The uncertainties with respect to the Chinese legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

Risks Related to the Preclinical and Clinical Development of Our Drug Candidates

●	Risks relating to not generate sufficient revenue

●	Risks relating to uncertainty in preclinical development process

●	Risks relating to fail to identify additional drug candidates

●	Risks relating to conduct clinical trials in or outside the U.S.

Risks Related to Obtaining Regulatory Approval for Our Drug Candidates

●	Risks relating to fail or delay to obtain regulatory approval

●	Risks relating to undesirable adverse event

●	Risks relating to fail to complete the 505(b)(2) pathway for the pediatric formulation

●	Risks relating to our third-party suppliers fail to comply with the FDA’s good manufacturing practice regulations or fail to respond to an FDA Form 483 or subsequent Warning Letter

Risks Related to the Proposed Merger and Separation Transactions

●	The Proposed Transactions are subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all

●	Aptorum and YOOV equity holders may not realize a benefit from the Proposed Transactions commensurate with the ownership dilution they will experience in connection with the Proposed Transactions.

●	The market price of Aptorum Class A ordinary shares following the Proposed Transactions may decline as a result of the merger.

●	Aptorum shareholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing as compared to their current ownership and voting interest in the respective companies.

●	The combined company may need to raise additional capital by issuing securities or debt or through licensing or other strategic arrangements, which may cause dilution to the combined company’s shareholders or restrict the combined company’s operations or impact its proprietary rights.

●	During the pendency of the Proposed Transactions, Aptorum and YOOV may not be able to enter into a business combination with another party because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Risks Related to Commercialization of Our Drug Candidates

●	Risks relating to fail to achieve market acceptance

Risks Related to Our IP

●	Risks relating to being unaware of others’ pending patent applications

●	Risks relating to unable to protect and enforce our IP rights throughout the world

●	Risks relating to lawsuits for protecting our IP or against infringing IP rights of other parties

●	Risks relating to non-compliance with patent protection requirements or obligations in the license agreements

●	Risks relating to the terms and scope of our patents not sufficient to protect our candidates

●	Risks relating to unable to obtain or maintain rights of the developing technology through acquisitions or licenses

Risks Related to Our Reliance on Unrelated Parties

●	Risks relating to manufacturers fail to provide sufficient quantities of clinical supply on our candidate at acceptable quality levels or prices

Risks Related to Our Industry, Business and Operation

●	Risks relating to not complying with laws

●	Risks relating to difficulties in managing our growth

●	Risks relating to unable to collaborations, strategic alliances or acquisitions or enter into royalty-seeking or sublicensing arrangements

●	Risks relating to our disclosure controls and procedures and internal financial reporting controls

●	Risks relating to do business internationally

●	Risks relating to product liability lawsuits arise from clinical trials

●	Risks relating to inadequate insurance coverage

●	Risks relating to failure in safeguarding our computer network system

●	Risks relating to outbreak of the novel coronavirus disease, COVID-19, or other pandemic, epidemic or outbreak of an infectious disease

Risks Related to Our Corporate Structure

●	Risks relating to our Class B shareholders have higher voting rights

Risks Related to our Securities

●	Risks relating to certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders

●	Risks relating to conduct substantially all of our operations outside the United States

●	Risks relating to adopt certain home country practices or take advantage of certain reduced reporting requirements

●	We have ceased to qualify as an “emerging growth company” and will incur increased costs as a result.

Risks Related to the Preclinical and Clinical Development of Our Drug Candidates

We currently do not generate revenue from product sales and may never become profitable; unless we can raise more capital through additional financings, of which there can be no guarantee.

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

Our ability to become and remain profitable depends on our ability to generate revenue. Even if we are able to generate revenues from the sale or sublicense of any products we may develop or license, we may not become profitable on a sustainable basis or at all. Our failure to become and remain profitable would decrease the value of our Company and adversely affect the market price of our Class A Ordinary Shares, which could impair our ability to raise capital, expand our business or continue our operations.

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

Our research and development operations involve the use of hazardous materials, chemicals and various radioactive compounds/radiation. Our R&D Center may maintain quantities of various flammable and toxic chemicals in our facilities that are required for our research, development and manufacturing activities. We are subject to local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials and of medical waste at the jurisdictions where we operate our research facilities, which are currently limited to Hong Kong. We believe our procedures for storing, handling and disposing of these materials comply with the relevant guidelines and laws of the jurisdictions in which our facilities are located. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and medical waste.

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

As of the date of this annual report, we have 3 full-time employees. Of these, 3 full-time are engaged in general and administrative functions. As of the date of this annual report, 3 of our employees are located in Asia. In addition, we have engaged and may continue to engage 10 independent contracted consultants and advisors to assist us with our operations. As our development and commercialization plans and strategies develop, and as we have transitioned into operating as a public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

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

As we refine our operational strategy to streamline operations, we have adjusted our employment model. The company has shifted from a direct employment approach to outsourcing key functions, including research and development and back-office operations. While this allows for greater focus and flexibility, it also introduces dependencies on third-party vendors, which may present new risks related to quality control, data security, and operational continuity that we are actively managing.

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

If we are not able to effectively expand our organization by hiring new employees, outsourcing works or expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug and diagnostics technology candidates and, accordingly, may not achieve our research, development and commercialization goals.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain a non-accelerated filer, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. In connection with the audit of our financial statements for the year ended December 31, 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

We have took actions to remediate the abovementioned material weakness:

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

However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2023. We cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Our management concluded that our internal controls over financial reporting were not effective as of December 31, 2023. Investors may lose confidence in our operating results, the price of the Class A Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A Ordinary Shares may not be able to remain listed on the NASDAQ Capital Market.

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

We currently maintain property insurance for our office premises. We hold employer’s liability insurance generally covering death or work-related injury of employees; we maintain company insurance for those persons working in our offices and medical insurance for our certain employee. We hold public liability insurance covering certain incidents involving unrelated parties that occur on or in the premises of the Company. We have directors and officers liability insurance. We do not have key-man life insurance on any of our senior management or key personnel, or business interruption insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. If any claims for damage are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

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

We had unrestricted cash and cash equivalents of $2.01 million, $1.88 million, and 8.13 million as of December 31, 2023, 2022, and 2021, respectively. We may invest our cash in a variety of financial instruments. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our current independent accounting firm, Marcum Asia CPAs LLP, whose audit report is included in this annual report on Form 20-F, is headquartered in Manhattan, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB December 2021 Release. It has been inspected by the PCAOB on a regular basis with the last inspection in 2023. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China or Hong Kong, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China or Hong Kong without the approval of Chinese authorities. If in the future Marcum Asia CPAs LLP is included in the list of PCAOB Identified Firms and we are unable to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, a trading prohibition for our Class A Ordinary Shares could be issued shortly after our filing of the second consecutive annual report on Form 20-F for which we have retained a PCAOB Identified Firm.

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

A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Based on the current and anticipated value of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and we may be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2024.

In determining whether we are a PFIC, cash and cash equivalents and investments are considered by the U.S. Internal Revenue Service (“IRS”) to be a passive asset. During our taxable year ended December 31, 2023, we believe that the amount of cash we had on hand and investments were greater than 50% of our total assets. The composition of our assets during the current taxable year may cause us to continue to be classified as a PFIC. The determination of whether we will be a PFIC for our current taxable year or a future year may depend in part upon how quickly we spend our liquid assets, and on the value of our goodwill and other unbooked intangibles not reflected on our balance sheet, which may depend upon the market value of our Class A Ordinary Shares from time to time. Further, while we will endeavor to use a classification methodology and valuation approach that is reasonable, the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles for purposes of determining whether we are a PFIC in the current or one or more future taxable years.

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

One of our Executive Directors and CEO, Mr. Ian Huen, and his affiliates, over which he is deemed to have control and/or have substantial influence, has voting rights with respect to an aggregate of 2,168,168 Ordinary Shares, on an as converted basis (562,021 Class A Ordinary Shares and 1,606,147 Class B Ordinary Shares), representing approximately 88% of the voting power of our outstanding ordinary shares as of the date hereof. As a result, Mr. Huen has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. Additionally, in the event that Mr. Huen controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member, Mr. Huen owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Huen is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our outstanding Ordinary Shares. Under the Rule 4350(c) of the NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NASDAQ Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

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

On July 31, 2023, the Company requested to transfer its Class A Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market. On August 8, 2023, the Company received an approval letter (the “Nasdaq Approval Letter”) from the Nasdaq Listing Qualifications Department indicating that the staff has approved the Company’s application to transfer its Class A Ordinary Shares to the Nasdaq Capital Market. The Company’s securities have been transferred to the Nasdaq Capital Market at the opening of business on August 10, 2023 and the trading activities of its Class A Ordinary Shares have not been affected. The transfer became effective on August 10, 2023, thereby closing the prior deficiencies on the Nasdaq Global Market.

Class A Ordinary Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares if the shares are successfully listed on NASDAQ or other stock markets, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 3,674,164 Class A Ordinary Shares are outstanding as of the issuance date of this annual report. 1,277,019 of the Class A Ordinary Shares are freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per share, and holders of Class B Ordinary Shares are entitled to one hundred votes per share, which can cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Our management team as a group beneficially owns over 1.6 million Class B Ordinary Shares representing approximately 88% voting power. As a result, until such time as their collective voting power is below 50%, our management team as a group of controlling shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, concentration of ownership of our Class B Ordinary Shares may discourage, prevent or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Shareholders who hold shares of Class B Ordinary Shares, including our executive officers and their affiliates, hold approximately 99% of the voting power of our outstanding ordinary shares. Because of the one hundred-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, the holders of our Class B Ordinary Shares will collectively continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval, so long as the Class B Ordinary Shares represent at least 1.0% of all outstanding shares of our Ordinary Shares.

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

Our corporate affairs are governed by our Third Amended and Restated Memorandum and Articles of Association (as may be amended from time to time) (“Memorandum and Articles”), the Companies Act (As Revised) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Cayman Islands courts are also unlikely to recognize or enforce judgments from U.S. courts based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce non-penal judgment of a foreign court of competent jurisdiction for a liquidated sum without retrial on its merits which is not obtained in a manner contrary to public policy in the Cayman Islands and in respect of which there are no concurrent proceedings in the Cayman Islands. This means, even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

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

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the NASDAQ Capital Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Capital Market in respect of the following. For instance, Cayman law does not require that we obtain shareholder approval to issue 20% or more of our outstanding Ordinary Shares in a private offering nor we make our interim results available to shareholders, although as a NASDAQ listed company we are required to publicly file interim results for the first six months of our fiscal year. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

Risks Related to Doing Business in Hong Kong

Our company currently does not have operations in mainland China. Accordingly, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition and results of operations. However, if certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our Class A Ordinary Shares, to significantly decline or become worthless. See the following risk factors of “Our business, financial condition and results of operations, and/or the value of our Class A Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us” and “The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of your Class A Ordinary Shares, which would materially affect the interests of investors.”

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

Our auditor, Marcum Asia CPAs LLP, as the auditor of companies that are traded publicly in the U.S. and registered with the PCAOB, are subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York, and have been inspected by the PCAOB on a regular basis, and Marcum Asia CPAs LLP is not subject to the determinations announced by the PCAOB on December 16, 2021.

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

We have ceased to qualify as an “emerging growth company” and will incur increased costs as a result.

We ceased to be an “emerging growth company” on December 31, 2023. Accordingly, we are no longer eligible for reduced disclosure requirements and exemptions available to EGCs and, among other things, will formally become subject to new accounting pronouncement effective dates for non-EGCs. While we have determined that we are neither an accelerated filer nor a large accelerated filer (as such terms are defined under U.S. federal securities laws) and therefore not required to obtain an attestation report from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, we nevertheless expect to incur additional legal, accounting, financial and other costs associated with being a public company that is not an EGC, including mandatory adoption of new accounting pronouncements. We may also incur costs associated with compliance with the requirements of additional disclosure requirements, including Section 404(b) of the Sarbanes-Oxley Act in the event that we determine that we have become an accelerated filer or large accelerated filer.

Further, investors may find our securities less attractive because of our reliance on the foregoing exemption from Section 404(b) of the Sarbanes-Oxley Act, as well as any other exemptions available to us under U.S. federal securities laws. This could contribute to a less active trading market for our securities and prices of the securities may be more volatile or decline.

Risks Related to the Proposed Merger and Separation Transactions

On March 1, 2024, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Company, and YOOV Group Holding Limited, a BVI business company organized under the laws of British Virgin Islands (“YOOV”). The Merger Agreement was unanimously approved by Company’s and YOOV’s boards of directors (each board of directors, the “Board”), respectively. Upon consummation of the transactions contemplated by the Merger Agreement, a wholly-owned subsidiary of the Company organized under the laws of the British Virgin Islands (“Merger Sub”) will merge with and into YOOV, with YOOV surviving the merger as a wholly-owned subsidiary of Company (collectively, the “Merger”). In connection with the Merger, on March 1, 2024, Aptorum entered into a Split-Off Agreement (the “Split-Off Agreement”, the transaction contemplated by the Split-Off Agreement, the “Separation”) by and among Aptorum, Aptorum Therapeutics Limited (“ATL”), and Jurchen Investment Corporation (“Jurchen”), pursuant to which, Aptorum will assign and transfer the assets and liabilities of its legacy business to ATL, and Jurchen will acquire 100% issued and outstanding shares of ATL from Aptorum and surrender certain ordinary shares of Aptorum held by Jurchen to Aptorum. Aptorum owns all issued and outstanding capital shares of ATL, which holds the business assets and liabilities listed on Exhibit A of the Split-Off Agreement. The Separation and the Merger are referred hereto as the “Proposed Transactions.”

There are a number of significant risks related to the Proposed Transactions, including the risk factors enumerated below.

The Proposed Transactions are subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all.

The transactions contemplated by the Merger Agreement and the Split-Off Agreement are subject to approval by Aptorum shareholders and YOOV shareholders, approval by Nasdaq of the listing of shares of Aptorum Class A ordinary shares to be issued in connection with the Proposed Transactions, and approval by Nasdaq of the initial listing of the combined company on Nasdaq, as well as other conditions set forth in the Merger Agreement and the Split-Off Agreement, which must be satisfied or waived to complete the Proposed Transactions. These conditions are set forth in the Merger Agreement and described in the section entitled “Conditions to Closing” in this report. Aptorum and YOOV cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Proposed Transactions will not occur or will be delayed, and Aptorum and YOOV each may lose some or all of the intended benefits of the Proposed Transaction.

Failure to complete the Proposed Transactions may result in either YOOV or Aptorum paying a termination fee to the other party, as described in the section entitled “Termination of Merger Agreement” in this report. Payment by Aptorum of a termination fee could materially and adversely affect its financial condition and termination of the transaction could have a material adverse effect on the market price of Aptorum Class A ordinary shares and negatively affect its future business and operations.

Aptorum and YOOV equity holders may not realize a benefit from the Proposed Transactions commensurate with the ownership dilution they will experience in connection with the Proposed Transactions.

Aptorum may not be able to achieve the full strategic and financial benefits expected to result from the Proposed Transaction. Further, such benefits, if ultimately achieved, may be delayed. If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Proposed Transactions, Aptorum shareholders and YOOV shareholders will have experienced substantial dilution of their ownership interests in their respective companies, without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Proposed Transaction.

The market price of Aptorum Class A ordinary shares may also decline as a result of the Proposed Transactions for a number of reasons, including:

(i)	if investors react negatively to the prospects of the combined company’s product candidates and services, business and financial condition post-Closing;

(ii)	the effect of the Proposed Transactions on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

(iii)	the combined company does not achieve the perceived benefits of the Proposed Transactions as rapidly or to the extent anticipated by financial or industry analysts.

Aptorum shareholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing as compared to their current ownership and voting interest in the respective companies.

If the Proposed Transactions are completed, the current shareholders of Aptorum will own a smaller percentage of the combined company than their ownership in their respective companies prior to the Proposed Transactions. Accordingly, the issuance of shares of Aptorum Class A and Class B ordinary shares to YOOV’s shareholders in the Proposed Transactions will reduce significantly the relative voting power of each share of Aptorum Class A and Class B ordinary shares held by its current shareholders. Consequently, Aptorum shareholders as a group will have less influence over the management and policies of the combined company after the Proposed Transactions than prior to the Proposed Transactions.

The combined company may need to raise additional capital by issuing securities or debt or through licensing or other strategic arrangements, which may cause dilution to the combined company’s shareholders or restrict the combined company’s operations or impact its proprietary rights.

The combined company may be required to raise additional funds sooner than currently planned. If either or both of Aptorum or YOOV hold less cash at the time of the Closing than the parties currently expect, the combined company may need to raise additional capital sooner than expected. Additional financing may not be available to the combined company when it needs it or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such an issuance may cause significant dilution to the combined company’s shareholders’ ownership and the terms of any new equity securities may have preferences over the combined company’s Class A and Class B ordinary shares. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing, partnering or other strategic arrangements, it may be necessary to relinquish rights to some of the combined company’s technologies and proprietary rights, or grant licenses on terms that are not favorable to the combined company.

These restrictive covenants could deter or prevent the combined company from raising additional capital as and when needed. The combined company’s failure to raise capital as and when needed would have a negative effect on its financial condition and its ability to pursue the combined company’s business strategy and the combined company may be unable to continue as a going concern.

During the pendency of the Proposed Transactions, Aptorum and YOOV may not be able to enter into a business combination with another party because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Aptorum and YOOV to make acquisitions, subject to certain exceptions relating to fiduciary duties, or to complete other transactions that are not in the ordinary course of business pending completion of the Proposed Transaction. As a result, if the Proposed Transactions are not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties. Any such transactions could be favorable to such party’s shareholders.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Aptorum was incorporated under the laws of the Cayman Islands on September 13, 2010. As of the issuance date of this annual report, our authorized share capital is $100,000,000.00 divided into 9,999,996,000,000 Class A Ordinary Shares with a nominal or par value of $0.00001 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of $0.00001 each.

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

Our current business consists of “therapeutics” and “non-therapeutics” segments, all of which we operate through our subsidiaries (See the ownership chart on page 61).

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

We refer to our non-therapeutics segment as Aptorum Non-Therapeutics Group, which operates diagnostics projects including PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology. PathsDx Test technology is currently under co-development with A*STAR.

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

On January 23, 2023, the Company effectuated a ten-for-one share consolidation of its authorized share capital, such that every 10 Class A Ordinary Shares, par value of US$1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 Class A Ordinary Share, par value of US$10.00 per share, and that every 10 Class B Ordinary Shares, par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 Class B Ordinary Share, par value of US$10.00 per share (the “Share Consolidation” or “Reverse Split”).

On February 21, 2023, the shareholders of the Company approved a merger of the Company with Aptorum Group Cayman Limited, a wholly owned subsidiary of the Company, whereby the Company was the surviving company, on the terms of the plan of merger that includes the change in par value in the authorized shares of the Company from $10 to $0.00001. In addition, among other things, the shareholders approved to increase the voting rights of the Class B Ordinary Shares from 10 votes per share to 100 votes per share, and to increase the number of Class A Ordinary Shares authorized to 9,999,996,000,000 shares, par value $0.00001 each. These corporate actions were effective as of February 21, 2023.

In June 2023, we entered into securities purchase agreements to sell $3,000,000 unsecured convertible notes to 4 investors (the “June 23 Notes”). All the June 23 Notes were subsequently converted into an aggregate of 1,000,000 Class A Ordinary Shares, par value $0.00001 per share.

In September 2023, we entered into a securities purchase agreement to sell a $3,000,000 unsecured convertible note (“Sep 23 Note”) to Jurchen Investment Corporation, our largest shareholder. The Sep 23 Note is convertible into our Class A Ordinary Shares, and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Note for twelve (12) months or more or such term subject to mutual consent. The Sep 23 Note has an interest rate of 6% per annum and a conversion price of $2.42 per share. The Sep 23 Note is secured by a first priority lien and security interest on certain shares that we own (“Collateral”). Upon our disposal of all or a portion of the Collateral, the investor has the right, to request that we prepay the then-remaining outstanding balance of the Sep 23 Note, in part or in full and we can make that payment in cash or in shares.

On March 1, 2024, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Company, and YOOV Group Holding Limited, a BVI business company organized under the laws of British Virgin Islands (“YOOV”). The Merger Agreement was unanimously approved by Company’s and YOOV’s boards of directors (each board of directors, the “Board”), respectively. Upon consummation of the transactions contemplated by the Merger Agreement, a wholly-owned subsidiary of the Company organized under the laws of the British Virgin Islands (“Merger Sub”) will merge with and into YOOV, with YOOV surviving the merger as a wholly-owned subsidiary of Company (collectively, the “Merger”). The Company, upon the closing of the Merger, is referred to herein as the “combined company.” Upon consummation of the transaction, YOOV will become a wholly-owned subsidiary of Company, and the existing YOOV shareholders and existing Company shareholders will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company. The consummation of this Merger remains uncertain as it is contingent upon the fulfillment of specific closing conditions.

The obligations of the parties (or, in some cases, some of the parties) to consummate the Merger are subject to the satisfaction or waiver of certain conditions to closing, including, among other things: (i) obtaining the approval by the shareholders of Aptorum and YOOV of the matters required under the Merger Agreement, (ii) approval of the Initial Listing Application by Nasdaq, (iii) consummation of the Separation of ATL, (iv) delivery of legal opinions from British Virgin Islands counsel and Hong Kong counsel of YOOV to Aptorum and Merger Sub, (v) delivery of legal opinions from Cayman Islands counsel of Aptorum and British Virgin Islands counsel of Merger Sub to YOOV, (vi) delivery of an opinion by Colliers International (Hong Kong) Limited to the Board of Aptorum to the effect that (subject to various qualifications and assumptions) the merger consideration (the total Class A ordinary shares and Class B ordinary shares to be issued to YOOV’s shareholders) is fair, from a financial point of view (based on the conclusion that the equity value of YOOV is no less than $250 million), to the shareholders of Aptorum. (vii) availability of audited financial statements for YOOV and its Subsidiaries as of March 31, 2023 and 2022 the related audited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the year ended March 31, 2023 and 2022 in conformity with International Financial Reporting Standards, which shall not be materially different from the unaudited financial statements of YOOV for the same period as presented to Aptorum, as determined by Aptorum in its sole discretion, (viii) delivery of fully executed lock-up agreement and support agreement by the major shareholder of Aptorum and the delivery of fully executed lock-up agreement by the directors and officers of YOOV and by the shareholders of YOOV who will beneficially own 5% or more outstanding shares of the combined company.

In connection with the Merger, on March 1, 2024, the Company entered into a Split-Off Agreement (the “Split-Off Agreement”, the transaction contemplated by the Split-Off Agreement, the “Separation”) by and among the Company, one of its wholly-owned subsidiaries - Aptorum Therapeutics Limited (“ATL”), and Jurchen Investment Corporation (“Jurchen”), pursuant to which, the Company will assign and transfer the assets and liabilities of its legacy business to ATL, and Jurchen will acquire 100% issued and outstanding shares of ATL from the Company and surrender certain ordinary shares of the Company held by Jurchen to the Company.

The closing of the Separation must occur simultaneously with the closing of the Merger, or on a later date, as mutually agreed by the Parties. The Split-Off Agreement contains conditions precedent to closing of the parties thereto, with respect to, among other things, the following as applicable to each party:

(i)	Representations, Warranties and Performance. All representations and warranties made by the parties in the Split-Off Agreement must have been accurate and truthful, to the best of their knowledge, when initially made and must remain accurate and truthful, to the best of their knowledge, at the time of the Closing. The parties are obligated to fulfill all commitments, agreements, and conditions outlined in the Split-Off Agreement to the satisfaction of the parties involved, with significant emphasis on adherence to these obligations before or at the Closing.

(ii)	Additional Documents. Jurchen shall deliver or cause to be delivered such additional documents as may be necessary in connection with the consummation of the transactions contemplated by the Split-Off Agreement and the performance of their obligations hereunder.

(iii)	Release by Buyer and Split-Off Subsidiary. At the Closing, Jurchen and ATL are required to execute and provide Aptorum with a comprehensive release. This release will absolve Aptorum from all liabilities and obligations owed to Jurchen or ATL in any capacity, as well as from any claims that Jurchen or ATL may assert against Aptorum or its related managers, members, officers, directors, shareholders, employees, and agents. However, this release does not cover liabilities arising from the Split-Off Agreement or any document related to it.

(iv)	Shareholder Approval. Aptorum shall have obtained the affirmative vote of its shareholders representing at least two-thirds of the voting power of the issued and outstanding ordinary shares of the Seller entitled to vote at a general meeting of the shareholders voting in person or by proxy, to approve the Split-Off Agreement and the transaction contemplated herein.

On April 8, 2024, CGY Investments Limited and DSF Investment Holdings Limited voluntarily converted 401,537 Class B Ordinary Shares and 45,305 Class B Ordinary Shares, respectively into Class A Ordinary Shares on a one-for-one basis. Upon conversion, 1,796,934 Class B Ordinary Shares were issued and outstanding, CGY Investments Limited owned 533,575 Class A Ordinary Shares and did not own any Class B Ordinary Share; and DSF Investment Holdings Limited owned 45,305 Class A Ordinary Shares and did not own any Class B Ordinary Share.

Over the past three years, we have invested approximately $0.3 million towards our principal capital expenditures, which include laboratory equipment, leasehold improvements, and other equipment.

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

Note 2: Dr. Clark Cheng, a former Executive Director of Aptorum Group, holds the remaining 10% shareholding of Aptorum Medical Limited.

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

Currently, we conduct the majority of our operations through the following subsidiaries: Aptorum Therapeutics Limited, Acticule Life Sciences Limited and Paths Diagnostics Pte. Limited. All investments into our company are into the parent company, Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong; you may never hold direct equity interests in our subsidiaries or the VIEs.

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

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act, as amended (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. Our auditor, Marcum Asia CPAs LLP, have been inspected by the PCAOB on a regular basis, and Marcum Asia CPAs LLP is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. While our auditor is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

Business Overview

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through the co-development of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

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

We have devoted a substantial portion of the proceeds from our offerings, to our Lead Projects. Our Lead Projects are ALS-4, SACT-1 and PathsDx Test. In March 2023, we announced that we completed the Pre-IND discussions with the US FDA on ALS-4. With the positive feedback on the overall development strategy from the US FDA, we are proceeding towards the IND submission of ALS-4. In March 2023, we also announced the completion of the End of Phase 1 (EOP1) meeting of SACT-1 with the US FDA. The FDA generally agreed with the chemistry-manufacturing-control (CMC) strategy and our proposed clinical development plan for SACT-1 Phase 1/2 trials. We commenced clinical validation of our molecular based PathsDx Test and will continue to undergo validations in parallel with its pre-commercialization process.

Our current business consists of “therapeutics” and “non-therapeutics” segments. However, our focus is on the therapeutics segments. Because of the risks, costs and extended development time required for successful drug development, we have determined to pursue projects within our non-therapeutics segments, such as diagnostics technology, that may be brought to market and generate revenue more quickly.

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

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) refers to diagnostics projects including PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology. PathsDx Test technology is currently under co-development with A*STAR. The core objectives of PathsDx Test are to rapidly and accurately identify and detect existing or emerging unknown pathogens (including DNA/RNA-based viruses such as coronavirus, antibiotic-resistant bacteria, fungi, etc.), in a cost-effective, unbiased and broad-spectrum manner, through liquid biopsy (patients’ blood samples and is potentially adaptable for other sample types), genome sequencing and artificial intelligence driven software analytics. A key objective is also to develop PathsDx Test to leverage existing and emerging Next-Generation Sequencing platforms for pathogenic genome sequencing analysis.

During the second quarter of 2023, the Company made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This measure is aimed at optimizing the allocation of our resources and focusing our efforts on advancing our lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with our commitment to enhance shareholder value and effectively drive our core objectives forward in the competitive landscape.

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

In May 2023, our subsidiary, Aptorum Therapeutics Limited (“ATL”), a company incorporated under the laws of Grand Cayman Islands entered into a non-binding Letter of Intent and Term Sheet (“Term Sheet”) to merge (“Transaction”) its 100% subsidiary, Paths Innovation Limited and its underlying business (collectively “PathsDx Group”) with Universal Sequencing Technology Corporation (“UST”), a San Diego and Boston based US company dedicated to the development and commercialization of advanced proprietary DNA sequencing technologies. Paths Innovation Limited currently holds, through its majority owned subsidiary Paths Diagnostics Pte. Limited, the PathsDx technology – a liquid biopsy NGS based technology for the diagnostics of infectious diseases. As consideration of the transaction upon closing, ATL will become a shareholder of the combined company. The transaction and other ancillary distributions, where relevant, remain subject to, among other matters, the execution of a mutually agreeable definitive agreement, completion of due diligence and subject to several conditions including, but not limited to, director and shareholder approvals.

On March 1, 2024, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Company, and YOOV Group Holding Limited, a BVI business company organized under the laws of British Virgin Islands (“YOOV”). The Merger Agreement was unanimously approved by Company’s and YOOV’s boards of directors (each board of directors, the “Board”), respectively. Upon consummation of the transactions contemplated by the Merger Agreement, a wholly-owned subsidiary of the Company organized under the laws of the British Virgin Islands (“Merger Sub”) will merge with and into YOOV, with YOOV surviving the merger as a wholly-owned subsidiary of Company (collectively, the “Merger”). The Company, upon the closing of the Merger, is referred to herein as the “combined company.” Upon consummation of the transaction, YOOV will become a wholly-owned subsidiary of Company, and the existing YOOV shareholders and existing Company shareholders will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company. The consummation of the Merger remains uncertain as it is contingent upon the fulfillment of specific closing conditions.

The obligations of the parties (or, in some cases, some of the parties) to consummate the Merger are subject to the satisfaction or waiver of certain conditions to closing, including, among other things: (i) obtaining the approval by the shareholders of Aptorum and YOOV of the matters required under the Merger Agreement, (ii) approval of the Initial Listing Application by Nasdaq, (iii) consummation of the Separation of ATL, (iv) delivery of legal opinions from British Virgin Islands counsel and Hong Kong counsel of YOOV to Aptorum and Merger Sub, (v) delivery of legal opinions from Cayman Islands counsel of Aptorum and British Virgin Islands counsel of Merger Sub to YOOV, (vi) delivery of an opinion by Colliers International (Hong Kong) Limited to the Board of Aptorum to the effect that (subject to various qualifications and assumptions) the merger consideration (the total Class A ordinary shares and Class B ordinary shares to be issued to YOOV’s shareholders) is fair, from a financial point of view (based on the conclusion that the equity value of YOOV is no less than $250 million), to the shareholders of Aptorum. (vii) availability of audited financial statements for YOOV and its Subsidiaries as of March 31, 2023 and 2022 the related audited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the year ended March 31, 2023 and 2022 in conformity with International Financial Reporting Standards, which shall not be materially different from the unaudited financial statements of YOOV for the same period as presented to Aptorum, as determined by Aptorum in its sole discretion, (viii) delivery of fully executed lock-up agreement and support agreement by the major shareholder of Aptorum and the delivery of fully executed lock-up agreement by the directors and officers of YOOV and by the shareholders of YOOV who will beneficially own 5% or more outstanding shares of the combined company.

In connection with the Merger, on March 1, 2024, the Company entered into a Split-Off Agreement (the “Split-Off Agreement”, the transaction contemplated by the Split-Off Agreement, the “Separation”) by and among the Company, Aptorum Therapeutics Limited (“ATL”), and Jurchen Investment Corporation (“Jurchen”), pursuant to which, the Company will assign and transfer the assets and liabilities of its legacy business to ATL, and Jurchen will acquire 100% issued and outstanding shares of ATL from the Company and surrender certain ordinary shares of the Company held by Jurchen to the Company.

The closing of the Separation must occur simultaneously with the closing of the Merger, or on a later date, as mutually agreed by the Parties. The Split-Off Agreement contains conditions precedent to closing of the parties thereto, with respect to, among other things, the following as applicable to each party:

(i)	Representations, Warranties and Performance. All representations and warranties made by the parties in the Split-Off Agreement must have been accurate and truthful, to the best of their knowledge, when initially made and must remain accurate and truthful, to the best of their knowledge, at the time of the Closing. The parties are obligated to fulfill all commitments, agreements, and conditions outlined in the Split-Off Agreement to the satisfaction of the parties involved, with significant emphasis on adherence to these obligations before or at the Closing.

(ii)	Additional Documents. Jurchen shall deliver or cause to be delivered such additional documents as may be necessary in connection with the consummation of the transactions contemplated by the Split-Off Agreement and the performance of their obligations hereunder.

(iii)	Release by Buyer and Split-Off Subsidiary. At the Closing, Jurchen and ATL are required to execute and provide Aptorum with a comprehensive release. This release will absolve Aptorum from all liabilities and obligations owed to Jurchen or ATL in any capacity, as well as from any claims that Jurchen or ATL may assert against Aptorum or its related managers, members, officers, directors, shareholders, employees, and agents. However, this release does not cover liabilities arising from the Split-Off Agreement or any document related to it.

(iv)	Shareholder Approval. Aptorum shall have obtained the affirmative vote of its shareholders representing at least two-thirds of the voting power of the issued and outstanding ordinary shares of the Seller entitled to vote at a general meeting of the shareholders voting in person or by proxy, to approve the Split-Off Agreement and the transaction contemplated herein.

Our Strategy

As disclosed above, we have entered into a Merger Agreement and a Split-off Agreement to sell our legacy business caried by ATL and to acquire 100% equity interests of YOOV. Upon closing of the Proposed Transactions, YOOV’s business will become our business. We will file a registration statement on a Form F-4 with the SEC and will mail notices of shareholders meeting and other relevant documents to our shareholders about the Proposed Transactions. Investors and security holders of Aptorum are advised to read, when available, the Form F-4, and amendments thereto, the notice to shareholders, and amendments thereto, in connection with Aptorum’s solicitation of proxies for its shareholder’ meeting to be held to approve the transactions described herein because the notice to shareholders will contain important information about the Proposed Transactions and parties to the Proposed Transactions. If any closing conditions to the Merger Agreement or Split-Off Agreement do not meet, or parties decide not to proceed with the Proposed Transactions, we will continue to focus the development of our Lead Projects over the next 24-36 months.

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

Lead Projects

We are actively operating and managing the development of our drug candidates through various subsidiaries. Each candidate is being researched in a subsidiary with a medical/scientific area of focus related to the drug candidate in development. We refer to these as our “Project Companies” and their products or areas of focus as our Lead Projects (i.e., ALS-4, SACT-1 and PathsDx Test). The selection of a drug candidate is based on our estimate of the market potential for that candidate, the scientific expertise required to develop it, and our overall corporate strategy, including our ability to commit personnel and future investment to that candidate.

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

With the positive feedback on the overall development strategy from the US FDA, we may proceed towards the IND submission of ALS-4 seeking to initiate a Phase 2 clinical study to assess the efficacy of ALS-4 in patients in 2025.

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

Four (4) US patents, two (2) PRC patents, two (2) Japanese patents, and two (2) Israeli patents have been granted by various patent offices respectively.

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

We may submit an IND application to the US FDA seeking to initiate our planned Phase 1b/2a trial for SACT-1 in 2025.

Patent License

In January 2022, the US Patent and Trademark Office has granted the first patent regarding Aptorum’s SACT-1 (through Aptorum’s subsidiary) repurposed drug for the treatment of various cancers including but not limited to neuroblastoma (US Patent 11,166,952). Another US patent (US Patent 11,571,422)  was granted in February 2023, and altogether the SACT-1 patent portfolio has four (4) active national phase patent applications all over the world.

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

PathsDx Test has the revolutionary potential to cover simultaneously over 1300 pathogens due to the unbiased approach in analyzing pathogen genome information and caters to patients who are infected with multi-strains of pathogen. The technology can be updated through our software analytics on an ongoing basis as further pathogenic genome sequences are updated through public databases, ensuring g that it is up-to-date on new and emerging pandemic threats.

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

Two (2) US provisional patent applications and one (1) Singapore patent application was filed in 2021, but subsequently abandoned. In addition, one (1) US non-provisional patent application was filed on October 8, 2021 and we filed two (2) Paris Convention (PCT) applications on February 24, 2022 and January 7, 2023 respectively. Prior to the expiration of the first PCT applications, we filed national phase applications in 12 member states including Europe, PRC, Japan, Korea and eight (8) other jurisdictions. The claimed inventions are described as: “Unbiased And Simultaneous Amplification Method For Preparing A Double-Stranded DNA Library From A Sample Of More Than One Type Of Nucleic Acid” and “Method of Degrading Nucleic Acids and Associated Compositions.” Altogether, the PathsDx patent portfolio has five (5) US patents, one (1) European patent and one (1) Great Britain patent granted.

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

Employees

As of the date of this annual report, we have 3 full-time employees. Of these, 3 full-time are engaged in general and administrative functions. As of the date of this annual report, 3 of our employees are located in Asia. In addition, we have engaged and may continue to engage 10 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

We do not expect to incur material expenses in the prosecution of the provisional applications or other licensed patent applications. We expect to fund the patent costs from our cash and cash equivalents.

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
Acticule / ALS-4

Exclusive Patent License Agreement, dated October 18, 2017

First Amendment to Exclusive License Agreement, dated June 7, 2018

Second Amendment to Exclusive License Agreement dated July 10, 2019

Exclusive Patent License Agreement dated January 11, 2019

		Versitech Limited	Acticule Life Sciences Limited	Exclusive licensee: 4 US patents (US10471045, US11446280, US11052078, US11040949), 2 PRC patents (ZL201880048665.6, ZL201880048674.5), 2 Japanese patents (JP7232238, JP 7348893), 2 Israeli patents (271863, 271864), and 9 pending applications in other foreign jurisdictions including Canada, Europe, PRC, Korea, and US.

The licensed IP rights include granted patents in the US, PRC, Japan, Israel, and pending patent applications in 3 other foreign jurisdictions.

The U.S. patents will expire in 2038-2040. Any other patents derived from the pending applications, if granted, will have a 20-year patent term from 2018.

PathsDx Test	Exclusive Patent License Agreement, dated September 25, 2020	Accelerate Technologies Pte Ltd	Paths Diagnostics Pte. Limited	Exclusive licensee: 4 U.S. patents (US7635566, US8241850, US9920355, US10472667, US11,280,028), 1 European patent (EP3224374), 1 Great Britain patent (GB2532749) and 12 pending applications in other jurisdictions including Europe, PRC, Japan, Korea, etc.	The U.S. patents will expire in 2027, 2028, 2034, 2037 and 2041 respectively. The UK patent will expire in 2034. The European patent will expire in 2035. Any other patents derived from the pending applications, if granted, will have a 20-year patent term from 2022.

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

Trademarks

As of the date of this annual report, we own trademark registrations covering the trade names and logos of Aptorum and our subsidiaries, including but not limited to “APTORUM”, “APTORUM THERAPEUTICS,” “VIDENS LIFE SCIENCES,” “ACTICULE LIFE SCIENCES,” “NATIVUS LIFE SCIENCES,” and “NATIVUSWELL” in jurisdictions such as Australia, EU, Hong Kong, the United Kingdom, US and PRC.

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

As part of the Company’s principal place of business is in Hong Kong, the Company is subject to various Hong Kong laws and regulation covering its business activities there, described in further detail below. Also, the Company anticipates that, if it obtains marketing approval for any of its drug candidates, it intends to focus its marketing and sales efforts primarily in three regions: the United States, Canada, Europe and PRC. The regulatory framework for each of these regions is described below.

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

Hong Kong Regulation

The operations of laboratory in Hong Kong are subject to certain general laws and regulations.

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

Given the research works in our R&D Center may produce used or contaminated sharps such as syringes and needles as well as dressings, we are subject to WDO, WDR and the Code of Practice.

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

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, plants and equipment

We have an operating lease for laboratory in Hong Kong, with 2,021 square feet lab space under a lease that commenced in March 2020, renewed in March 2023 and expires in March 2026. The monthly rent ranges from $6,348 to $9,068. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, and the terms of the leases do not contain contingent rent and renewal or purchase options.

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

This annual report includes consolidated financial statements for the years ended December 31, 2023, 2022, and 2021. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the changes in our results of operations for the years ended December 31, 2021 and 2020 has been omitted from this annual report, but may be found in “Item 5. Operating And Financial Review And Prospects” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022.

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

A. Operating Results

Overview

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through the co-development of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

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

Our current business consists of “therapeutics” and “non-therapeutics” segments. However, our focus is on the therapeutics segments. Because of the risks, costs and extended development time required for successful drug development, we have determined to pursue projects within our non-therapeutics segments, such as diagnostics technology that may be brought to market and generate revenue more quickly.

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

Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) refers to diagnostics projects including PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology. PathsDx Test technology is currently under co-development with A*STAR. The core objectives of PathsDx Test are to rapidly and accurately identify and detect existing or emerging unknown pathogens (including DNA/RNA-based viruses such as coronavirus, antibiotic-resistant bacteria, fungi, etc.), in a cost-effective, unbiased and broad-spectrum manner, through liquid biopsy (patients’ blood samples and is potentially adaptable for other sample types), genome sequencing and artificial intelligence driven software analytics. A key objective is also to develop PathsDx Test to leverage existing and emerging Next-Generation Sequencing platforms for pathogenic genome sequencing analysis.

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

We have devoted a substantial portion of the proceeds from our offerings to our Lead Projects. Our Lead Projects are ALS-4, SACT-1 and PathsDx Test. In March 2023, we announced that we completed the Pre-IND discussions with the US FDA on ALS-4. With the positive feedback on the overall development strategy from the US FDA, we are proceeding towards the IND submission of ALS-4. In March 2023, we also announced the completion of the End of Phase 1 (EOP1) meeting of SACT-1 with the US FDA. The FDA generally agreed with the chemistry-manufacturing-control (CMC) strategy and our proposed clinical development plan for SACT-1 Phase 1/2 trials. We commenced clinical validation of our molecular based PathsDx Test and will continue to undergo validations in parallel with its pre-commercialization process.

During the second quarter of 2023, the Company made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This measure is aimed at optimizing the allocation of our resources and focusing our efforts on advancing our lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with our commitment to enhance shareholder value and effectively drive our core objectives forward in the competitive landscape.

Potential Take-Over

On March 1, 2024, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Company, and YOOV Group Holding Limited, a BVI business company organized under the laws of British Virgin Islands (“YOOV”). The Merger Agreement was unanimously approved by Company’s and YOOV’s boards of directors (each board of directors, the “Board”), respectively. Upon consummation of the transactions contemplated by the Merger Agreement, a wholly-owned subsidiary of the Company organized under the laws of the British Virgin Islands (“Merger Sub”) will merge with and into YOOV, with YOOV surviving the merger as a wholly-owned subsidiary of Company (collectively, the “Merger”). The Company, upon the closing of the Merger, is referred to herein as the “combined company.” Upon consummation of the transaction, YOOV will become a wholly-owned subsidiary of Company, and the existing YOOV shareholders and existing Company shareholders will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company. The consummation of this Merger remains uncertain as it is contingent upon the fulfillment of specific closing conditions.

The obligations of the parties (or, in some cases, some of the parties) to consummate the Merger are subject to the satisfaction or waiver of certain conditions to closing, including, among other things: (i) obtaining the approval by the shareholders of Aptorum and YOOV of the matters required under the Merger Agreement, (ii) approval of the Initial Listing Application by Nasdaq, (iii) consummation of the Separation of ATL, (iv) delivery of legal opinions from British Virgin Islands counsel and Hong Kong counsel of YOOV to Aptorum and Merger Sub, (v) delivery of legal opinions from Cayman Islands counsel of Aptorum and British Virgin Islands counsel of Merger Sub to YOOV, (vi) delivery of an opinion by Colliers International (Hong Kong) Limited to the Board of Aptorum to the effect that (subject to various qualifications and assumptions) the merger consideration (the total Class A ordinary shares and Class B ordinary shares to be issued to YOOV’s shareholders) is fair, from a financial point of view (based on the conclusion that the equity value of YOOV is no less than $250 million), to the shareholders of Aptorum. (vii) availability of audited financial statements for YOOV and its Subsidiaries as of March 31, 2023 and 2022 the related audited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the year ended March 31, 2023 and 2022 in conformity with International Financial Reporting Standards, which shall not be materially different from the unaudited financial statements of YOOV for the same period as presented to Aptorum, as determined by Aptorum in its sole discretion, (viii) delivery of fully executed lock-up agreement and support agreement by the major shareholder of Aptorum and the delivery of fully executed lock-up agreement by the directors and officers of YOOV and by the shareholders of YOOV who will beneficially own 5% or more outstanding shares of the combined company.

In connection with the Merger, on March 1, 2024, the Company entered into a Split-Off Agreement (the “Split-Off Agreement”, the transaction contemplated by the Split-Off Agreement, the “Separation”) by and among the Company, Aptorum Therapeutics Limited (“ATL”), and Jurchen Investment Corporation (“Jurchen”), pursuant to which, the Company will assign and transfer the assets and liabilities of its legacy business to ATL, and Jurchen will acquire 100% issued and outstanding shares of ATL from the Company and surrender certain ordinary shares of the Company held by Jurchen to the Company.

The closing of the Separation must occur simultaneously with the closing of the Merger, or on a later date, as mutually agreed by the Parties. The Split-Off Agreement contains conditions precedent to closing of the parties thereto, with respect to, among other things, the following as applicable to each party:

(i)	Representations, Warranties and Performance. All representations and warranties made by the parties in the Split-Off Agreement must have been accurate and truthful, to the best of their knowledge, when initially made and must remain accurate and truthful, to the best of their knowledge, at the time of the Closing. The parties are obligated to fulfill all commitments, agreements, and conditions outlined in the Split-Off Agreement to the satisfaction of the parties involved, with significant emphasis on adherence to these obligations before or at the Closing.

(ii)	Additional Documents. Jurchen shall deliver or cause to be delivered such additional documents as may be necessary in connection with the consummation of the transactions contemplated by the Split-Off Agreement and the performance of their obligations hereunder.

(iii)	Release by Buyer and Split-Off Subsidiary. At the Closing, Jurchen and ATL are required to execute and provide Aptorum with a comprehensive release. This release will absolve Aptorum from all liabilities and obligations owed to Jurchen or ATL in any capacity, as well as from any claims that Jurchen or ATL may assert against Aptorum or its related managers, members, officers, directors, shareholders, employees, and agents. However, this release does not cover liabilities arising from the Split-Off Agreement or any document related to it.

(iv)	Shareholder Approval. Aptorum shall have obtained the affirmative vote of its shareholders representing at least two-thirds of the voting power of the issued and outstanding ordinary shares of the Seller entitled to vote at a general meeting of the shareholders voting in person or by proxy, to approve the Split-Off Agreement and the transaction contemplated herein.

At the Market Offering

On March 26, 2021, the Company entered into an at the market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as our sales agent (the “Sales Agent”), relating to the sale of our Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-268873) (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, we may offer and sell shares of our Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. As of the date of this annual report, we have issued 215,959 Class A Ordinary Shares pursuant to the ATM Offering.

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

Sales of convertible notes

On December 9, 2022, the Company entered into a securities purchase agreement with Aenco Technologies Limited (“Aenco”). Pursuant to the securities purchase agreement, Aenco is purchasing a convertible note in the original principal amount of $3,000,000 (the “Dec 2022 Note”). The Dec 2022 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at Aencco’s option. The Dec 2022 Notes have a maturity date of 12 months subject to the Aenco’s extension, a bullet interest rate of 7% per annum, and a conversion price of $12.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the Dec 2022 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. In April 2023, Aenco transferred the whole Dec 2022 Note to two external investors, and the two external investors fully converted the Dec 2022 Note into 250,000 Class A Ordinary Shares.

On June 28, 2023, the Company entered into a securities purchase agreement with 4 investors. Pursuant to the securities purchase agreement, the investors are purchasing a convertible note in the original principal amount of $3,000,000 (the “June 2023 Note”). The whole proceeds from the June 2023 Note was used to settle a related party loan. The June 2023 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at the Note holder option. The June 2023 Notes have a maturity date of 12 months subject to the investors extension, a bullet interest rate of 7% per annum, and a conversion price of $3.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the June 2023 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. Immediately following the issuance of June 2023 Note, the June 2023 Note was fully converted into 1,000,000 Class A Ordinary Shares.

On September 11, 2023, the Company entered into a Securities Purchase Agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Company sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A Ordinary Shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain shares that the Company owns (“Collateral”). Upon the Company’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Company prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Company can make that payment in cash or in shares.

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

Research and development expenses incurred totaled $5.2 million, $9.2 million and $10.9 million for the years ended December 31, 2023, 2022 and 2021, respectively, representing approximately 46.6%, 49.0%, and 52.4% of our total operating expenses for the respective period.

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

RESULTS OF OPERATIONS

Results of Operations for the Years ended December 31, 2023 and 2022

During the second quarter of 2023, the Company made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This measure is aimed at optimizing the allocation of our resources and focusing our efforts on advancing our lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with our commitment to enhance shareholder value and effectively drive our core objectives forward in the competitive landscape.

Financial statements and information are presented for the years ended December 31, 2023 and 2022.

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue
Healthcare services income	$431,378	$1,295,889

Operating expenses
Cost of healthcare services	(420,812)	(1,215,824)
Research and development expenses	(5,198,329)	(9,219,595)
General and administrative fees	(1,930,637)	(5,220,405)
Legal and professional fees	(2,538,161)	(2,888,140)
Other operating expenses	(1,067,690)	(261,038)
Total expenses	(11,155,629)	(18,805,002)

Other income, net
Loss on investments in marketable securities, net	(9,266)	(134,134)
Unrealized gain from fair value change of the long-term investments, net	6,353,888	5,588,051
Interest (expense) income, net	(121,145)	146,588
Sundry income	159,799	383,506
Total other income, net	6,383,276	5,984,011

Net loss	(4,340,975)	(11,525,102)

Impact of COVID-19 Outbreak

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic.

The coronavirus pandemic continues to have global impacts on workforces, economies, and financial markets. It is not possible for the Company to predict the duration or magnitude of any adverse effects that the pandemic may have on the Company’s business or ability to raise funds. As of the date of this annual report, COVID-19 has had minimal impact on the Company’s ability to conduct its operations but may impact the Company’s ability to raise funding should restrictions related to COVID-19 be expanded in scope.

Revenue

Healthcare services income was $431,378 and $1,295,889 for the years ended December 31, 2023 and 2022, which related to the service income derived from clinic. The decline in healthcare services income was attributed primarily to the decision to terminate clinic services in the second quarter of 2023. This was done to reallocate resources towards the development of the Company’s leading projects.

Cost of healthcare services

Cost of healthcare services was $420,812 and $1,215,824 for the years ended December 31, 2023 and 2022, which related to the cost incurred by clinic. The decline in cost of healthcare services was aligned with the decline in revenue when compared to last period.

Research and development expenses

The following table sets forth a summary of our research and development expenses for the years ended December 31, 2023 and 2022. As a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects, there was a notable decrease in the utilization of external consultants and full impairment of patents related to these non-lead projects. Moreover, the payroll expenses for research and development staff decreased as a result of the reversal of deferred cash bonus payables to employees and consultants, and reduction of employees during current period. The reversal was due to the Group’s agreements with employees and consultants to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Research and Development Expenses:
Payroll expenses	$363,139	$1,305,363
Contracted research organizations services	1,387,534	1,709,927
Sponsored research	17,149	17,061
Amortization and depreciation	1,071,455	1,064,012
Consultation	1,207,188	4,423,963
Loss on disposal and impairments of an intangible asset	519,497	205,189
Other R&D expenses	632,367	494,080
Total Research and Development Expenses	$5,198,329	$9,219,595

	Year Ended December 31, 2023	Year Ended December 31, 2022
R&D expenses by projects
ALS-4	$1,384,329	$4,055,717
SACT-1	269,777	2,660,840
PathsDx	2,305,773	296,047
Other projects	1,238,450	2,206,991
Total	$5,198,329	$9,219,595

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2023 and 2022. The decrease in general and administrative fees was primary due to the reversal of deferred cash bonus payables to employees and reduction of employees during current period. The reversal was due to the Group’s agreements with employees to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

	Year Ended December 31, 2023	Year Ended December 31, 2022
General and Administrative Fees:
Payroll expenses	$893,437	$3,793,367
Rent and rates	213,701	265,558
Travelling expenses	59,874	158,357
Amortization and depreciation	53,799	143,498
Insurance	474,746	546,675
Advertising and marketing expenses	48,982	98,082
Other expenses	186,098	214,868
Total General and Administrative Fees	$1,930,637	$5,220,405

Legal and professional fees

For the years ended December 31, 2023 and 2022, the legal and professional fees were $2,538,161 and $2,888,140, respectively. The decrease in legal and professional fees was mainly due to less consulting services engaged during 2023 as a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects.

Other operating expenses

For the years ended December 31, 2023 and 2022, the other operating expenses was $1,067,690 and $261,038, respectively. The increase in other operating expenses was primarily due to impairment losses of long-lived assets during current period, such as right-of-use assets, which resulted from the decision to terminate clinic services in the second quarter of 2023, and allowance of credit losses for amount due from related parties, which results from the decision to suspend non-lead projects owned by the related party.

Other income, net

For the years ended December 31, 2023 and 2022, the other income, net was $6,383,276 and $5,984,011, respectively. The increase in other income, net was mainly due to the increase in unrealized gain from fair value change of the long-term investments, net.

Net loss attributable to Aptorum Group Limited

For the years ended December 31, 2023 and 2022, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $2,824,647 and $9,799,560, respectively.

Results of Operations for the Years ended December 31, 2022 and 2021

Financial statements and information are presented for the years ended December 31, 2022 and 2021.

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue
Healthcare services income	$1,295,889	$1,541,778

Operating expenses
Cost of healthcare services	(1,215,824)	(1,459,924)
Research and development expenses	(9,219,595)	(10,869,642)
General and administrative fees	(5,220,405)	(5,409,302)
Legal and professional fees	(2,888,140)	(2,617,834)
Other operating expenses	(261,038)	(392,511)
Total expenses	(18,805,002)	(20,749,213)

Other income (expenses), net
Loss on investments in marketable securities, net	(134,134)	(8,031,595)
Unrealized gain from fair value change of the long-term investments, net	5,588,051	-
Loss on investments in derivatives	-	(4,289)
Gain on use of digital currencies	-	4,918
Gain on derecognition of non-financial assets	-	75,000
Interest income (expense), net	146,588	(93,601)
Loss on disposal of subsidiaries	-	(3,638)
Sundry income	383,506	146,347
Total other income (expenses), net	5,984,011	(7,906,858)

Net loss	(11,525,102)	(27,114,293)

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

Other income (expenses), net

For the years ended December 31, 2022 and 2021, the other income (expenses), net was $5,984,011 and $(7,906,858), respectively. The other income, net in 2022 was mainly consists of unrealized gain from fair value change of the long-term investments, net and government subsidies; while the other expenses, net in 2021 was mainly consists of loss on investment in marketable securities, net.

Net loss attributable to Aptorum Group Limited

For the years ended December 31, 2022 and 2021, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $9,799,560 and $25,048,389, respectively.

B. Liquidity and Capital Resources

The Group reported a net loss of $4,340,975 and net operating cash outflow of $7,724,364 for the year ended December 31, 2023. In addition, the Group had an accumulated deficit of $68,161,722 as of December 31, 2023. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash, line of credit facility from related parties, bank loan, public offerings and convertible bonds. As of the date of issuance of the consolidated financial statements, the Group has approximately $1.0 million of unrestricted cash or cash equivalents, and approximately $12 million of undrawn line of credit facility from a related party. In addition, the Group will need to maintain its operating costs at a level through strict cost control and budget, such as staff reductions, to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. The Group may, however, need additional capital in the future to fund its continued operations. If the Group determine that its cash requirements exceed the amount of cash and cash equivalents the Group has at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict its operations. The Group cannot assure that the financing will be available in amounts or on terms acceptable to the Group, if at all.

Condensed Summary of Cash Flows for the Years Ended December 31, 2023 and 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
Net cash used in operating activities	$(7,724,364)	$(12,318,965)
Net cash provided by investing activities	624,767	2,444,896
Net cash provided by financing activities	4,092,068	6,625,462
Net decrease in cash and cash equivalents and restricted cash	(3,007,529)	(3,248.607)

Operating activities

Net cash used in operating activities amounted to $7.7 million and $12.3 million for the years ended December 31, 2023 and 2022. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on its lead projects.

Investing activities

Net cash provided by investing activities amounted to $0.6 million and $2.4 million for the years ended December 31, 2023 and 2022. The decrease in net cash provided by investing activities was due to the decrease in net cash repayment from loan to related parties by $2.1 million, which was partially mitigated by a $0.2 million decrease in capital expenditures.

Financing activities

Net cash provided by financing activities amounted to $4.1 million and $6.6 million for the year ended December 31, 2023 and 2022. The decrease in net cash inflow from financing activities was primarily a result of the repayment of a bank loan in the amount of $3.0 million and decrease in loan from bank of $3.0 million, partially mitigated by a $2.0 million increase in loan from a related party, and a $1.6 million increase in proceeds from issuance of Class A Ordinary Shares.

Condensed Summary of Cash Flows for the Years Ended December 31, 2022 and 2021

	Year Ended December 31, 2022	Year Ended December 31, 2021
Net cash used in operating activities	$(12,318,965)	$(14,651,633)
Net cash provided by investing activities	2,444,896	16,507,039
Net cash provided by financing activities	6,625,462	2,780,725
Net (decrease) increase in cash and cash equivalents and restricted cash	(3,248.607)	4,636,131

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

CAPITAL EXPENDITURES

Our capital expenditures were $3,000, $0.2 million and $0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2023.

	Payment Due by Period
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	242,938	120,824	122,114	-
Debt obligations	3,360,000	-	3,360,000	-
Total	3,602,938	120,824	3,482,114	-

Operating lease commitments

We have two operating leases for laboratories and clinic as of December 31, 2023. Operating lease commitments reflect our obligation to make payments under these operating leases.

Debt obligations

Debt obligations reflects outstanding principal and accrued interest payable to Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to a convertible note arrangement. This instrument features a conversion option at a price of $2.42 per share into the Company’s Class A Ordinary Shares. It carries a two-year maturity from the date of issuance and bears an annual interest rate of 6%.

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

CONTINGENT PAYMENT OBLIGATIONS

As of December 31, 2023, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are due upon achievements of specific conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amounts of the contingent milestone payments that the Group is required to pay up to different achievements of conditions and milestones under all license agreements in effect as of December 31, 2023 are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$132,564
From entering phase 1 to before first commercial sale	17,376,410
First commercial sale	11,882,051
Net sales amount more than certain threshold in a year	44,769,231
Subtotal	$74,160,256

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$208,656
$74,368,912

For the years ended December 31, 2023, 2022 and 2021, the Group incurred $50,000, $nil and $nil milestone payments under license agreements, respectively. For the years ended December 31, 2023, 2022 and 2021, the Group did not incur any royalties or research and development funding, respectively.

C. Research and Development, Patents and Licenses, etc.

As of the date of this annual report, the Company has 2 exclusively licensed technologies in the area of neurology, infectious diseases, oncology, and diagnostics. In addition, the Company is actively developing 1 proprietary technology.

For the years ended December 31, 2023, 2022, and 2021, the Group incurred $5,198,329, $9,219,595, and $10,869,642, respectively, on research and development expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See note 3 to our consolidated financial statements for the year ended December 31, 2023 for more information. Out of our significant accounting policies, which are described in Note 3—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies and practices are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) impairment of long-lived assets; (ii) share based compensation, and (iii) allowance of credit losses (iv) fair value of long-term investment and (v) provision of income tax and valuation allowance for deferred tax asset. We believe that the following estimates are critical accounting estimates that involve the most significant judgments used in the preparation of our financial statements.

Impairment of long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than we had originally estimated.

We primarily consider the following factors when evaluating impairment:

●	significant underperformance relative to projected operating results;

●	significant changes in the overall business strategy;

●	significant adverse changes in legal or business environment; and

●	significant competition, unfavorable industry trends, or economic outlook.

When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The sum of the expected undiscounted cash flow is sensitive to key assumption such as projected revenue and research and development expenses, which are required management’s judgement. For the year ended December 31, 2023, we recorded total $519,496 and $230,885 impairments of long-lived assets, such as licensed patents, medical equipment and right-of-use assets, in research and development expenses and other operating expenses, respectively, due to our decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. For the years ended December 31, 2022 and 2021, no impairment loss was recorded.

Allowance for credit losses

The allowance for credit losses is management’s estimate of expected losses over the life of our receivable portfolio calculated using loss forecast models that take into consideration historical credit loss experience, current economic conditions and forecasts and scenarios that capture industry-specific economic factors. In addition, we consider qualitative factors not able to be fully captured in our loss forecast models, including borrower-specific and company-specific factors. These qualitative factors are subjective and require a degree of management judgment.

We measure the allowance for credit losses on a collective (pool) basis when similar risk characteristics exist and on an individual basis when we determine that similar risk characteristics do not exist. We identify receivables for individual evaluation based on past due status and information available about the debtors, such as financial statements, as well as general information regarding the economic environment. The allowance for credit losses attributable to receivables that are individually evaluated is based on the present value of expected future cash flows discounted at the receivables’ effective interest rate.

While management believes it has exercised prudent judgment and applied reasonable assumptions, there can be no assurance that in the future, changes in economic conditions or other factors would not cause changes in the financial health of our debtors. If the financial health of our debtors deteriorates, the timing and level of payments received could be impacted and therefore, could result in a change to our estimated losses. As of December 31, 2023 and 2022, $521,007 and $71 allowance for credit losses were made.

Share based compensation

We use the fair value method of accounting for our share options granted to directors, employees, external consultants and advisors to measure the cost services received in exchange for the share based awards. Determining the appropriate valuation model and estimating the fair values of share option grants requires the input of subjective assumptions, including expected share price volatility, risk-free interest rate, expected term from grant date, dividend rate, and dilution factor. The expected volatility assumption is based partially upon the historical volatility of our Class A ordinary shares, which may or may not be a true indicator of future volatility. The assumptions used in calculating the fair values of share option grants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, share-based compensation expense could be significantly different from what we recorded in the current period. Share-based compensation expense is recognized on a graded vesting basis, net of actual forfeitures in the period. In connection with the grant of share options to employees and non-employees, we recorded share-based compensation charges of $697,446 and $391,479, respectively, for the year ended December 31, 2023, $1,123,122 and $523,877, respectively, for the year ended December 31, 2022, $1,203,000 and $479,460, respectively, for the year ended December 31, 2021. We accounted for exchange share awards or share options as a modification to share based compensation which required the remeasurement of existing share options value at the time of the modification. The total incremental cost as a result of the modification was $0.7 million, $nil and $nil for the years ended December 31, 2023, 2022 and 2021, respectively.

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

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings. As of December 31, 2023 and 2022, we have made full valuation allowance to deferred tax assets with amount of $17.4 million and $15.7 million, respectively.

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

In June 2023, Dr. Thomas Lee resigned from his position as Head of Research and Development of Aptorum Group due to personal reason.

In November 2023, Mr. Darren Lui and Dr. Clark Cheng resigned from their positions as executive directors and key officers. Concurrently, Mr. Ian Huen, a current director of the Company, took on the role of Chief Executive Officer. Mr. Huen previously served as the Company’s Chief Executive Officer from October 2017 until his prior resignation in June 2022. With his extensive experience and contributions to the Company during significant events, the Board is confident that Mr. Huen will play a crucial role in realizing the Company’s full potential.

Name	Age	Position
Executive Officers
Ian Huen	44	Founder, Chief Executive Officer and Executive Director
Martin Siu	45	Head of Finance
Non-Management Directors
Charles Bathurst	68	Independent Non-Executive Director and Chair of Audit Committee
Mirko Scherer	55	Independent Non-Executive Director
Justin Wu	54	Independent Non-Executive Director and Chair of Compensation Committee
Douglas Arner	54	Independent Non-Executive Director and Chair of Nominating and Corporate Governance Committee

Executive Officers

MR. IAN HUEN, Founder, Chief Executive Officer and Executive Director

Mr. Ian Huen is the Founder, Chief Executive Officer and an Executive Director of Aptorum Group Limited. Mr. Huen previous served as Non-Executive Director of Aptorum Group from June 2022 to November 2023, and as Chief Executive Officer and Executive Director of Aptorum Group Limited from October 2017 to May 2022. He has extensive experience in global asset management and previously covered the U.S. healthcare sector as an equity research analyst at Janus Henderson Group plc (formerly known as Janus Capital). Mr. Huen was the financial advisor in the sale of Seng Heng Bank Limited (Macau) to Industrial and Commercial Bank of China in 2007 and was appointed as the vice president of the Board of General Meeting in Industrial and Commercial Bank of China (Macau) Capital Limited in March 2007 for a term of 12 years until March 2019.

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

Non-Executive Directors

MR. CHARLES BATHURST

Mr. Bathurst is an Independent Non-Executive Director of Aptorum Group Limited, chairs the Audit Committee and is a member of both the Compensation Committee and the Nominating and Corporate Governance Committee. He has over 48 years’ experience of management and senior executive roles across the financial services, technology and healthcare industries. In 2011, he set up his own independent consultancy service, Summerhill Advisors Limited, advising on management structure, business development, financial reporting, internal audit controls and compliance to both emerging and multinational companies. Today he holds Non-Executive and Advisory board positions on fast-growing companies in healthcare, technology and financial services.

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

B. Compensation of Executive Directors and Executive Officers

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2023 to each of the following named executive officers. The total amount was $1.0 million in 2023. A total 403,820 options were awarded to executive directors and executive officers in 2023. This amount does not include business travel, relocation, professional and business association dues, and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry. (See “Item 6. Directors, Senior Management and Employees – E. Share Ownership”)

In accordance with mutual agreements reached with the board of directors, Mr. Clark Cheng and Mr. Ian Huen has agreed to forgo their monthly remuneration effective July 1, 2023 until further notice. Additionally, Mr. Darren Lui and CGY Investments Limited have consented to suspend their monthly remuneration from August 1, 2023 until further notice. Before the suspension of remuneration, Mr. Clark Cheng, Mr. Ian Huen, and Mr. Darren Lui had a monthly remuneration of $6,410, $27,333 and $6,667, respectively.

In November 2023, Mr. Darren Lui and Dr. Clark Cheng resigned from their positions as executive directors and key officers. Concurrently, Mr. Ian Huen, a current director of the Company, took on the role of Chief Executive Officer.

The base salary of Mr. Martin Siu was set forth in an Operations Services & Secondment Agreement between Aptus Management Limited and MG Consultancy Limited (“MG”), through which Mr. Siu provides his services. MG charges an initial monthly fee of approximately USD7,600, which may be increased to approximately USD12,700 during the term of the agreement.

The base salary of all directors and senior officer remains unchanged in 2023.

Name and Principal Position	Fiscal Year	Salary ($) (1)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(8)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)

Ian Huen (2) (CEO)	2023	-	-	-	-	-	-		-

Martin Siu (3) (Head of Finance)	2023	92,308	-	-	-	-	-		92,308

Darren Lui (4) (former CEO and CAO)	2023	122,224	-	235,777	-	1,346	-		359,347

Clark Cheng (5) (6) (former CMO)	2023	185,603	28,615	114,257	-	5,128	122	(6)	333,725

Thomas Lee (7) (former Head of R&D)	2023	145,321	-	96,852	-	7,077	-		249,250

(1)	The Appointment Letters provide salaries in HKD; for purposes of this table, we used a conversion ratio of HKD7.80 to USD1.00 to determine the salary in USD.

(2)	Mr. Huen is the founder of Aptorum Group, and was re-appointed as Chief Executive Officer and Executive Officer in November 2023. He was previously appointed as non-executive director from June 2022 to November 2023, and appointed as the Chief Executive Officer and Executive Director from October 2017 to May 2022.

(3)	Mr. Siu was appointed as Head of Finance of Aptorum Group from July 2022.

(4)	Mr. Lui served as the Chief Executive Officer and Chief Accounting Officer from June 2022 to November 2023. Before that, Mr. Lui served as Chief Business Officer and President of Aptorum Group from October 2017 to May 2022, and Chief Business Officer from October 2017 to October 2019. CGY is 50% held by Seng Fun Yee, 25% held by Mandy Lui and 25% held by Adrian Lui (all of whom are related to our former CEO, Mr. Darren Lui). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Hence, for the purposes of this filing and disclosure, 50% of the consulting service fee and share options are deemed as Mr. Lui’s compensation.

(5)	Dr. Cheng served as the Chief Medical Officer of Aptorum Group from January 2018 to November 2023. Dr. Cheng is the sole director and shareholder of ACC Medical Limited. Hence, for the purposes of this filing and disclosure, the consulting service fee and share options granted to ACC Medical Limited are deemed as Dr. Cheng’s compensation.

(6)	Pursuant to Dr. Cheng’s appointment letter, Dr. Cheng received a share bonus of 526 ordinary shares of AML, representing 5% of AML’s issued and outstanding ordinary shares (the “Share Bonus”) in 2018. Based on the Company’s financial position and Dr. Cheng’s performance, on each anniversary of Dr. Cheng’s employment commencement date, the Share Bonus is eligible to increase by 1% of AML’s then issued and outstanding ordinary share count per year up to a maximum additional amount of 5% of AML’s then issued and outstanding ordinary share count by the 5th anniversary from his employment commencement date. As of the date of this annual report, Dr. Cheng received a total of 1,111 ordinary shares of AML, representing 10% of AML’s issued and outstanding ordinary shares; during fiscal 2023, Dr. Cheng received 122 ordinary shares with cash value of which is USD122.

(7)	Dr. Lee served as the Head of Research & Development of Aptorum Group from April 2019 to June 2023. Before that, he was the Chief Executive Officer and Chief Scientific Officer of Aptorum Therapeutics Limited, a wholly owned therapeutics subsidiary of Aptorum Group Limited from January 2018 to March 2019.

(8)	Represents deferred bonuses provided to directors and executive officers, which will be vested after 9.5 months – 21.5 months vesting period.

Compensation of Non-executive Directors

The following table sets forth information for the fiscal year ended December 31, 2023, regarding the compensation of our non-executive directors who at December 31, 2023, were not also named executive officers. A total 89,556 Class A Ordinary Shares were awarded to non-executive directors in 2023.

In accordance with mutual agreements reached with the board of directors, Mr. Ian Huen has agreed to forgo their monthly remuneration effective July 1, 2023 until further notice. Additionally, Mr. Charles Bathurst, Dr. Mirko Scherer, Professor Justin Wu and Professor Douglas Arner have consented to suspend their monthly remuneration from September 1, 2023 until further notice. Before the suspension of remuneration, Mr. Ian Huen had a monthly remuneration of $27,333.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ian Huen (6)	164,000		-	233,367	-	-	-	397,367
Charles Bathurst (1)	31,673	(2)	18,441	-	-	-	-	50,114
Mirko Scherer (3)	21,115		18,441	-	-	-	-	39,556
Justin Wu (4)	21,115		18,441	-	-	-	-	39,556
Douglas Arner (5)	21,115		18,441	-	-	-	-	39,556

(1)	Mr. Bathurst was appointed as one of our directors as of October 2017 and is entitled to receive $50,676 annually for his combined services as a director and a committee member effective from January 1, 2022.

(2)	Mr. Bathurst’s appointment Letter provides his salary in GBP. For purposes of this table, we used a conversion ratio of GBP0.8 to USD1.00 to determine his salary in USD; however, the ultimate amount paid is based on the actual rate as of the relevant pay day at the end of each month.

(3)	Dr. Scherer was appointed as one of our directors as of October 2017 and is entitled to receive $31,673 annually for his services as a director effective from January 1, 2022.

(4)	Professor Wu was appointed as one of our directors as of October 2017 and is entitled to receive $31,673 annually for his combined services as a director and a committee member effective from January 1, 2022.

(5)	Professor Arner’s appointment as one of our directors became effective as of April 1, 2018, and is entitled to receive $31,673 annually for his combined services as a director and a committee member effective from January 1, 2022.

(6)	From November 2023, Mr. Huen was re-appointed as Chief Executive Officer and Executive Officer of Aptorum Group whereas all other previous employment terms and conditions remain unchanged. Before that, Mr. Huen served as a non-executive director from June 2022 to November 2023.

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

On March 31, 2023, we entered into exchange agreements and cancelled 177,667 existing vested and unvested share options held by related parties option holders and cancelled our obligations for deferred cash bonus payables of $3.1 million by granting of 403,820 share options (“New Options”) with 6 months vesting period. The New Options’ exercise price was $2.68 per share, which was based on the last closing price of the shares traded on the NASDAQ stock exchange on the grant date. All options fully vested on October 1, 2023 and expires on September 30, 2033. On March 31, 2023, we entered into supplemental agreements with the same related parties option holders to provide additional cash compensation to cover the exercise price of the New Options. On March 31, 2023, we entered into exchange agreements and cancelled 70,428 existing vested and unvested share options held by non-related parties option holders and cancelled our obligations for deferred cash bonus payables of $1.6 million by issuance of 70,430 fully vested Class A Ordinary Shares. We accounted for this exchange for both related parties and non-related parties share option holders as a modification to share based compensation which required the remeasurement of existing share options value at the time of the modification. The total incremental cost as a result of the modification was $0.7 million.

In line with Nasdaq requirements, we have established a clawback policy which, subject to limited exceptions, requires that any incentive compensation (including both cash and equity compensation) paid to any current or former executive officer on or after October 2, 2023 is subject to recoupment if (i) the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements, without regard to any fault or misconduct; and (ii) that noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement. A copy of our clawback policy has been filed as Exhibit 97.1 to this annual report on Form 20-F.

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

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our Board of Directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the NASDAQ Capital Market and SEC rules and regulations. Our Board of Directors may establish other committees from time to time.

Audit Committee

Charles Bathurst, Douglas Arner and Justin Wu currently serve on the audit committee, which is chaired by Charles Bathurst. Our Board of Directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Capital Market. The audit committee’s responsibilities include:

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

Audit Committee Financial Expert

We have one financial expert as of the date of this report. Our Board of Directors has determined that Mr. Charles Bathurst, Chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of The NASDAQ Capital Market.

Compensation Committee

Charles Bathurst, Douglas Arner and Justin Wu currently serve on the compensation committee, which is chaired by Justin Wu. Our Board of Directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable rules of the NASDAQ Capital Market. The compensation committee’s responsibilities include:

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

Nominating and Corporate Governance Committee

Charles Bathurst, Douglas Arner and Justin Wu currently serve on the nominating and corporate governance committee, which is chaired by Professor Arner. Our Board of Directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable rules of the NASDAQ Capital Market. The nominating and corporate governance committee’s responsibilities include:

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

Terms of Directors and Officers

There is no Cayman Islands law requirement that a director must hold office for a certain term and stand for re-election unless the resolutions appointing the director impose a term on the appointment. The Memorandum and Articles provide that we have a staggered board of directors consisting of three classes of directors, with directors serving staggered three-year terms. Our Board of Directors is divided into three classes of directors. At each annual general meeting of shareholders, one class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal, starting with the Annual General Meeting of Shareholders held in December 2023. The Company’s Board has initially designated the three classes to contain the directors set forth below. Shareholders will only elect the Class II directors at the Company’s next Annual General Meeting; the Class III and I directors shall not be required to stand for re-election until the years specified below.

Name & Class	Positions	Expiration of Director Term/Re-Election Year

Class III

Not Applicable

Class II

Ian Huen	Chief Executive Officer & Executive Director	2024

Class I

Charles Bathurst	Independent Non-Executive Director	2026

Mirko Scherer	Independent Non-Executive Director	2026

Justin Wu	Independent Non-Executive Director	2026

Douglas Arner	Independent Non-Executive Director	2026

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	The United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		1
LGBTQ+		-
Did Not Disclose Demographic Background		4

We currently only have five Board members who are all male, 1 of whom are diverse. While we value diversity, we have not made any changes to increase the diversity amongst our board members due to board members deciding to stand for re-election. We plan to explore ways to have board diversity including possibly increasing the size of our board and/or as part of our board rotation process.

D. Employees

As of the date of this annual report, we have 3 full-time employees. Of these, 3 full-time are engaged in general and administrative functions. As of the date of this annual report, 3 of our employees are located in Asia. In addition, we have engaged and may continue to engage 10 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 3,674,164 Class A Ordinary Shares and 1,796,934 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the annual report, we have 2 shareholders of record holding beneficial ownership of 5% or more, none of which are located in the United States.

Unless otherwise indicated, the business address of each of the  individuals is 17 Hanover Square, London, W1S 1BN, United Kingdom.

Name and Address of Beneficial Owner	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Percentage of Total Class A and Class B Ordinary Shares(1)	Percentage of Total Voting Power(2)
Ian Huen(3)	562,021	1,606,147	39.24%	87.81%
Martin Siu	-	-	-	-
Charles Bathurst	*	-	*	*
Mirko Scherer	*	-	*	*
Justin Wu	*	-	*	*
Douglas Arner	*	-	*	*
All directors and executive officers as a group (5 persons)	625,155	1,606,147	39.40%	87.84%

5% Beneficial Owner
Jurchen Investment Corporation(3)	424,362	1,606,147	36.75%	87.80%
CGY Investments Limited(4)	533,575	-	9.75%	0.29%

*	Less than 1% of total outstanding Ordinary Shares on an as converted basis.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of Class A Ordinary Shares and Class B Ordinary Shares, and the number of Class A Ordinary Shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. Following the IPO, each Class B Ordinary Share can be converted at any time on a one-for-one basis into Class A Ordinary Shares at the discretion of the holder.

(2)	For each person and group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group with respect to all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares as one single class. Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to one hundred votes per share on all matters subject to a shareholders’ vote.

(3)	Includes 370,308 Class A Ordinary Shares owned by Jurchen, warrants held by Jurchen to purchase 54,054 Class A Ordinary Shares, options granted to Mr. Huen to purchase 137,659 Class A Ordinary Shares, and 1,606,147 Class B Ordinary Shares owned by Jurchen. Jurchen Investment Corporation, is a company wholly-owned by Mr. Huen. Mr. Huen maintains sole voting control over the shares held by Jurchen, the principal office address of which is at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

(4)	CGY Investments Limited is 50% held by Seng Fun Yee, 25% held by Mandy Lui and 25% held by Adrian Lui (all of whom are related to our former CEO, Mr. Darren Lui). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Includes 533,575 Class A Ordinary Shares held by CGY Investments Limited.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Lines of Credit

On August 13, 2019 (the “Effective Date”), Aptorum Therapeutics Limited (“ATL”), one of our wholly-owned subsidiaries, entered into two separate Promissory Notes and Line of Credit Agreements (the “Agreements”) with Aeneas Group Limited and Jurchen Investment Corporation (“Jurchen”). The Aeneas Group Limited Agreement and Jurchen Agreement provide ATL with a line of credit up to twelve million dollars ($12,000,000) and three million dollars ($3,000,000), respectively (collectively, the “Line of Credit”), representing the maximum aggregate amount of the advances of funds from the Line of Credit that may be outstanding at any time under the Line of Credit (the “Principal Indebtedness”). ATL may draw down from the Line of Credit at any time through the day immediately preceding the third anniversary of the Effective Date (the “Maturity Date”). As of the date of this annual report, the Jurchen Agreement is matured, and the maturity of Aeneas Group Limited Agreement is extended for additional three years and will be matured on August 12, 2025. Interest is payable on the outstanding Principal Indebtedness at the rate of eight percent (8%) per annum, payable semi-annually in arrears on February 12 and August 12 in each year. ATL may pre-pay in whole or in part, the Principal Indebtedness of the Line of Credit, and all interest accrued at any time prior to the Maturity Date, without penalty. Under the Agreements, in addition to certain standard covenants, we are also not permitted, without the prior written consent of Aeneas Group and Jurchen to (i) liquidate, dissolve or wind-up our business and affairs; (ii) effect any merger or consolidation transaction; (iii) sell, lease, transfer, license or otherwise dispose, in a single transaction or series of related transactions, all or substantially all of our assets; or (iv) consent to any of the foregoing. The Agreements are subject to standard events of default, which if not cured within the agreed upon cure period, permits Aeneas Group Limited or Jurchen, as applicable, to declare the outstanding Principal Indebtedness immediately due and payable, to exercise any other remedy provided for in the Agreements or any other right available to Aeneas Group Limited or Jurchen as provided at law or in equity. Jurchen and Aeanas Group Limited also maintain the right to set-off during the term of the Agreements. As of the date of this annual report, the Company has not drawn down from the Line of Credit.

On November 17, 2021, Aptorum Therapeutics Limited (the “Lender”) entered into a loan agreement with Talem Medical Group Limited (“Talem” or the “Borrower”). According to the loan agreement, the Lender will grant a loan of up to AUD 4.7 million for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing at a rate of 10% per annum and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. The loan is initially matured 6 months from the date of the first drawdown date. The maturity date may be extended for 6 months to the first extended maturity date, and further extended for another 6 months to the second extended maturity date, if certain conditions stated in loan agreement are satisfied. We consider this loan to be a related party transaction as certain insiders, including Ian Huen, our Chief Executive Officer, Executive Director and Director of the Lender; Dr. Clark Cheng, our Chief Medical Officer, Executive Director and Director of the Lender; Darren Lui, our former President, Executive Director and Director of the Lender; Professor Justin Wu, our Independent Non-Executive Director; and Dr. Thomas Lee, our Head of Research and Development and Director of the Lender have direct and indirect minority interests in the Borrower. As of the date of this annual report, there is no outstanding balance from the Borrower.

On January 13, 2022, the Group entered a line of credit facility with Libra to provide up to a total $1 million in line of credit debt financing for its daily operation The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. As of the date of this annual report, $0.5 million is outstanding from Libra Sciences Limited. For the year ended December 31, 2023, the Group has assessed that the amounts due from Libra Science Limited and its subsidiary are potentially unrecoverable. Accordingly, an allowance for credit loss amounting to $0.5 million has been recognized.

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

Sales of convertible notes

On December 9, 2022, the Group entered into a securities purchase agreement with Aenco Technologies Limited (“Aenco”). Pursuant to the securities purchase agreement, Aenco is purchasing a convertible note in the original principal amount of $3,000,000 (the “Dec 2022 Note”). The Dec 2022 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at Aencco’s option. The Dec 2022 Notes have a maturity date of 12 months subject to the Aenco’s extension, a bullet interest rate of 7% per annum, and a conversion price of $12.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the Dec 2022 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. In April 2023, Aenco transferred the whole Dec 2022 Note to two external investors, and the two external investors fully converted the Dec 2022 Note into 250,000 Class A Ordinary Shares.

On June 28, 2023, the Group entered into a securities purchase agreement with 4 investors. Pursuant to the securities purchase agreement, the investors are purchasing a convertible note in the original principal amount of $3,000,000 (the “June 2023 Note”). The whole proceeds from the June 2023 Note was used to settle a related party loan. The June 2023 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at the Note holder option. The June 2023 Notes have a maturity date of 12 months subject to the investors extension, a bullet interest rate of 7% per annum, and a conversion price of $3.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the June 2023 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. Immediately following the issuance of June 2023 Note, the June 2023 Note was fully converted into 1,000,000 Class A Ordinary Shares.

On September 11, 2023, the Group entered into a securities purchase agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Group sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A Ordinary Shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain shares that the Group owns (“Collateral”). Upon the Group’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Group prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Group can make that payment in cash or in shares.

Disposal of a subsidiary

On May 27, 2021, Aptorum Therapeutics Limited, which is a wholly owned subsidiary of Aptorum Group Limited, entered a Share Sale Agreement to sell all of the shares of SMPTH Limited, a previously wholly owned subsidiary of Aptorum Therapeutics Limited, to Aeneas Group Limited at the consideration $1.

Consulting Arrangements

CGY Investment Limited

We entered into a consulting agreement with CGY Investment Limited (“CGY”) effective on January 10, 2020. Pursuant to this agreement, CGY shall provide certain consultancy, advisory, and management services to the Group on potential investment projects related to health care or R&D platform; CGY Investment Limited is initially entitled to receive HK $104,000 (approximately $13,333) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$171,200 (approximately US$21,949) with effect from March 1, 2022. In August 2023, CGY Investment Limited has agreed to suspended its monthly services fee from August 1, 2023. In November 2023, CGY Investment Limited and the Group reached a mutual agreement to terminate their contractual relationship.

CGY is 50% held by Seng Fun Yee, 25% held by Mandy Lui and 25% held by Adrian Lui (all of who are related to Mr. Lui). Mr. Lui, the former Chief Executive Officer and Executive Director of the Group, controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Hence, 50% of the consulting service fee will be deemed as Mr. Lui’s compensation.

ACC Medical Limited

We entered into a consulting agreement with ACC Medical Limited (“ACC”) effective on December 1, 2020. Pursuant to this agreement, ACC shall provide certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development; ACC Medical Limited is initially entitled to receive HK $101,542 (approximately $13,018) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$143,200 (approximately US$18,359 per month) effective from March 1, 2022. During the year ended December 31, 2023 and 2022, ACC Medical Limited also received $28,615 and $23,275 one-off compensation respectively. The agreement was terminated on June 30, 2023. ACC is wholly owned by Dr. Clark Cheng, who is also the sole director of ACC, the Group’s former Chief Medical Officer and Executive Directors.

Administrative Management Services

Libra Sciences Limited

On January 1, 2022, the Group entered into an administrative management services agreement with Libra Sciences Limited. According to the agreement, the Group will provide documentation and administrative services, include but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. The Group is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the expiry date on December 31, 2023. The Group and Libra Sciences Limited mutually agreed to terminate the administrative management service agreement effect as of March 31, 2023.

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

Effective on November 27, 2023, we re-appointed Mr. Huen as Chief Executive Officer and Executive Director whereas all other previous employment terms and conditions remain unchanged. Under the previous appointment letter, we paid Mr. Huen approximately USD27,308 per month. The appointment letter can be earlier terminated by either party with two-months’ written notice.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “APM.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol “APM.”

Following a comprehensive review of the trading volume, costs and administrative requirements related to its listing on Euronext Paris, Company voluntary delisted its Class A Ordinary Shares (ISIN KYG6096M1226) from Euronext Paris as of July 5, 2023.

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

As of the date hereof, the authorized share capital of the Company is $100,000,000.00, divided into 9,999,996,000,000 Class A Ordinary Shares with a nominal or par value of $0.00001 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of $0.00001 each. As of the date hereof, 3,674,164 Class A Ordinary Shares and 1,796,934 Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid.

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

Dividends received by an individual, trust or estate will be subject to taxation at standard tax rates. A reduced income tax rate applies to dividends paid by a “qualified foreign corporations” (if certain holding period requirements and other conditions are met). A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. US. Treasury Department guidance indicates that our Class A Ordinary Shares, which is listed on the NASDAQ Capital Market is readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A Ordinary Shares will be considered readily tradable on an established securities market in later years.

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

Due to the amount of cash and cash equivalents and investments that we had on hand during our year ending December 31, 2023, we believe that we were classified as a PFIC for that tax year. Depending on the future composition and value of our assets, we may be classified as a PFIC for future years.

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

Currency risk sensitivity analysis

At December 31, 2023 and 2022, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since the Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

Credit Risk

Financial assets which potentially subject the Group to concentrations of credit risk consist principally of bank deposits and balances.

The Group takes on exposure to credit risk on cash balances majority held with HSBC for the purposes of payments of Group expenses. The risk of default is considered minimal as the Group considers HSBC is well established with high credit rating.

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

Interest rate risk sensitivity analysis

The Group’s cash and time deposits held with banks are exposed to interest rate risk. However, Management considers the risk on cash and time deposits to be minimal as they are short-term with terms less than three months.

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

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial accounting officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based on that evaluation, our chief executive officer and chief financial accounting officer concluded that our disclosure controls and procedures, as of December 31, 2023, were not effective at the reasonable assurance level due to the material weakness described below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Accounting Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

In connection with the previous audit of our financial statements for the year ended December 31, 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2023.

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

(c) Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have one financial expert as of the date of this report. Our Board of Directors has determined that Mr. Charles Bathurst, Chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of The NASDAQ Capital Market. Mr. Bathurst is “independent” as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Capital Market.

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

	For the years ended December 31,
	2023	2022
	(In thousand)
Audit fees	$363	$300
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$363	$300

“Audit fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements or services that in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Not applicable.

Item 16K. CYBERSECURITY

Our business activity to date has been focusing on the healthcare field, and have not yet adopted formal cybersecurity risk management programs or formal processes for assessing cybersecurity risks. We understand the importance of managing material risks from cybersecurity threats and are committed, as part of our continuing growth, to implementing and maintaining an adequate information security program to manage such risks and safeguard our systems and data.

We currently manage our cybersecurity risk through a variety of practices that are applicable to all users of our information technology and information assets, including our employees and contractors. We use a combination of technology, policies, training, and monitoring to promote security awareness and prevent security incidents.

Due to the early stage of development of our projects, we believe have limited exposure to cyber threats other than emails and project data storage.

We have not, as of the date of this annual report, experienced a cybersecurity threat or incident in the last three years, that materially affected or is reasonably likely to affect our business, results of operations, or financial condition. However, there can be no guarantee that we will not experience such an incident in the future.

Our board of directors oversees cybersecurity risk as part of its role of overseeing enterprise-wide risk.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Aptorum Group Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Articles of Association, as amended (21)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (21)
2.2	Form of Underwriter’s Warrant+++
2.3	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended (21)
2.4	Form of Warrant+
4.1	Form of Underwriting Agreement+++
4.2	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017*
4.3	Appointment letter between the Company and Ian Huen (Non-Executive Director), dated May 27, 2022 (21)
4.4	Appointment letter between the Company and Ian Huen (Executive Director), dated November 20, 2023 **
4.5	Appointment Letter between the Company and Charles Bathurst (Independent Non-Executive Director), dated September 24, 2017*
4.6	Appointment Letter between the Company and Mirko Scherer (Independent Non-Executive Director), dated September 24, 2017*
4.7	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017*
4.8	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018*
4.9	2017 Share Option Plan, as amended (15)
4.10	Service Agreement Between Covar Pharmaceuticals Incorporated and Videns Incorporation Limited*
4.11	Exclusive Patent License Agreement for ALS-4 dated October 18, 2017(3)
4.12	First Amendment to Exclusive License Agreement for ALS-4 dated June 7, 2018*
4.13	Second Amendment to Exclusive License Agreement for ALS-4 dated July 10, 2019(6)
4.14	Exclusive License Agreement for ALS-4 dated January 11, 2019(4)

4.15	Master Collaboration Agreement by and between the Company, A*ccelerate Technologies Pte. Ltd, and AENEAS CAPITAL LIMITED dated April 24, 2019(1)
4.16	Bond Repurchase Agreement dated April 24, 2019(1)
4.17	Form of Line of Credit Agreement(2)
4.18	Form of Promissory Note(2)
4.19	Form of Securities Purchase Agreement+
4.20	Evaluation Agreement with Illumina Inc. (portions of the exhibit have been omitted because they (i) are not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.)(7)
4.21	Placement Agency Agreement, dated February 25, 2020 between the Company and Alliance Global Partners(8)
4.22	Form of Securities Purchase Agreement(8)
4.23	Form of Warrant(8)
4.24	Form of Securities Purchase Agreement dates as of September 29, 2020, by and among the Company and the purchasers named therein(9)
4.25	Form of Warrant(9)
4.26	Form of Pre-Funded Warrant(9)
4.27	Form of Placement Agent Warrant(9)
4.28	Exclusive License Agreement with Accelerate Technologies Pte Ltd.’s dated September 25, 2020(11, 12)
4.29	Sales Agreement, dated March 26, 2021 between the Company and H.C. Wainwright(10)
4.30	Share Subscription and Shareholders Agreement dated as of September 25, 2020(11,12)
4.31	Private Placement Shares Purchase Agreement with Jurchen Investment Corporation(14)
4.32	Concerted Action Agreement between Aptorum Therapeutics Limited and Peace Range Limited dated December 30, 2021 regarding to Mios Pharmaceuticals Limited (17)
4.33	Concerted Action Agreement between Aptorum Therapeutics Limited and Peace Range Limited dated December 30, 2021 regarding to Scipio Life Sciences Limited (17)
4.34	Operations Services & Secondment Agreement between Aptus Management Limited and MG Consultancy Limited (16)
4.35	Form of Securities Purchase Agreement (18)
4.36	Non-binding Letter of Intent(20)
4.37	Merger Agreement by and between Aptorum and YOOV, dated March 1, 2024 (Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.) (22)
4.38	Split-Off Agreement by and between Aptorum, ATL and Jurchen, dated March 1, 2024 (22)
4.39	Securities Purchase Agreement and Form of convertible note dated September 11, 2023 (23)
4.40	Securities Purchase Agreement dated June 28, 2023 (24)
4.41	Support Agreement by and between Aptorum and its major shareholder, dated March 1, 2024 (Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.) (22)
4.42	Form of Lock-up Agreement (22)
8.1	List of Subsidiaries (21)
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Marcum Asia CPAs LLP**
97.1	Policy for the Recovery of Erroneously Awarded Compensation**
99.1	Code of Business Ethics*
101.INS	Inline XBRL Instance Document**
101.SCH	Inline XBRL Taxonomy Extension Schema Document**
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)**

***	Furnished with this annual report on Form 20-F
**	Filed with this annual report on Form 20-F
*	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018
+++	Incorporated by reference to our Registration Statement Filed on Form F-1 on November 15, 2018
++	Incorporated by reference to our Current Report on Form 6-K filed on April 1, 2019
+	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020

(1)	Incorporated by reference to our Current Report on Form 6-K filed on April 24, 2019

(2)	Incorporated by reference to our Current Report on Form 6-K filed on August 14, 2019

(3)	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(4)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(5)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019

(6)	Incorporated by reference to our annual report on Form 20-F filed on April 29, 2020. Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

(7)	Incorporated by reference to our Current Report on Form 6-K filed on January 25, 2021; portions of the exhibit were omitted because they (i) are not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

(8)	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020

(9)	Incorporated by reference to our Current Report on Form 6-K filed on October 2, 2020

(10)	Incorporated by reference to our Current Report on Form 6-K filed on March 26, 2021

(11)	Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) is the type that the registrant treats as private or confidential.

(12)	Incorporated by reference to our annual report on Form 20-F filed on April 19, 2021

(13)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021

(14)	Incorporated by reference to our Current Report on Form 6-K filed on May 26, 2021

(15)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021

(16)	Incorporated by reference to our Current Report on Form 6-K filed on July 11, 2022.

(17)	Incorporated by reference to our annual report on Form 20-F filed on April 29, 2022.

(18)	Incorporated by reference to our Current Report on Form 6-K filed on December 9, 2022.

(19)	Incorporated by reference to our Annual Report on Form 20-F/A filed on January 17, 2023.

(20)	Incorporated by reference to our Current Report on Form 6-K filed on March 27, 2023.

(21)	Incorporated by reference to our annual report on Form 20-F filed on April 28, 2023.

(22)	Incorporated by reference to our Current Report on Form 6-K filed on March 6, 2024

(23)	Incorporated by reference to our Current Report on Form 6-K filed on September 11, 2023

(24)	Incorporated by reference to our Current Report on Form 6-K filed on June 30, 2023

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aptorum Group Limited

Date: April 30, 2024	By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

Date: April 30, 2024	By:	/s/ Martin Siu
Martin Siu
Head of Finance
(Principal Financial Officer)

APTORUM GROUP LIMITED

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Aptorum Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptorum Group Limited (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs llp

We have served as the Company’s auditor since 2017.

New York, NY

April 30, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2023 and 2022

(Stated in U.S. Dollars)

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$2,005,351	$1,882,545
Restricted cash	-	3,130,335
Accounts receivable	47,709	174,426
Inventories	-	27,722
Marketable securities, at fair value	-	102,481
Amounts due from related parties, net	961	129,677
Due from brokers	-	652
Loan receivable from related parties, net	-	875,956
Other receivables and prepayments	422,071	744,008
Total current assets	2,476,092	7,067,802
Property and equipment, net	1,663,926	2,825,059
Operating lease right-of-use assets	182,057	347,000
Long-term investments	16,098,846	9,744,958
Intangible assets, net	147,347	752,705
Long-term deposits	71,823	129,847
Total Assets	$20,640,091	$20,867,371

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$79,180	$12,693
Accounts payable and accrued expenses	1,894,341	6,166,807
Operating lease liabilities, current	125,232	310,548
Bank loan	-	3,000,000
Convertible notes	-	3,013,234
Total current liabilities	2,098,753	12,503,282
Operating lease liabilities, non-current	99,485	30,784
Convertible notes to a related party	3,058,500	-
Loan payables to related parties	-	500,000
Total Liabilities	$5,256,738	$13,034,066

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 2,937,921 shares issued and outstanding as of December 31, 2023; $10.00 par value; 6,000,000 shares authorized, 1,326,953 shares issued and outstanding as of and 2022(1))	$31	$13,269,528
Class B Ordinary Shares ($0.00001 par value; 4,000,000 shares authorized, 2,243,776 shares issued and outstanding as of December 31, 2023; $10.00 par value; 4,000,000 shares authorized, 2,243,776 shares issued and outstanding as of December 31, 2022(1))	22	22,437,754
Additional paid-in capital	93,018,528	45,308,080
Accumulated other comprehensive (loss) income	(10,623)	33,807
Accumulated deficit	(68,161,722)	(65,337,075)
Total equity attributable to the shareholders of Aptorum Group Limited	24,846,236	15,712,094
Non-controlling interests	(9,462,883)	(7,878,789)
Total equity	15,383,353	7,833,305
Total Liabilities and Equity	$20,640,091	$20,867,371

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For Years Ended December 31, 2023, 2022 and 2021

(Stated in U.S. Dollars)

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

Revenue
Healthcare services income	$431,378	$1,295,889	$1,541,778

Operating expenses
Cost of healthcare services	(420,812)	(1,215,824)	(1,459,924)
Research and development expenses	(5,198,329)	(9,219,595)	(10,869,642)
General and administrative fees	(1,930,637)	(5,220,405)	(5,409,302)
Legal and professional fees	(2,538,161)	(2,888,140)	(2,617,834)
Other operating expenses	(1,067,690)	(261,038)	(392,511)
Total operating expenses	(11,155,629)	(18,805,002)	(20,749,213)

Other income (expenses), net
Loss on investments in marketable securities, net	(9,266)	(134,134)	(8,031,595)
Unrealized gain from fair value change of the long-term investments, net	6,353,888	5,588,051	-
Loss on investments in derivatives	-	-	(4,289)
Gain on use of digital currencies	-	-	4,918
Gain on derecognition of non-financial assets	-	-	75,000
Interest (expense) income, net	(121,145)	146,588	(93,601)
Loss on disposal of subsidiaries	-	-	(3,638)
Sundry income	159,799	383,506	146,347
Total other income (expenses), net	6,383,276	5,984,011	(7,906,858)

Net loss	(4,340,975)	(11,525,102)	(27,114,293)
Net loss attributable to non-controlling interests	1,516,328	1,725,542	2,065,904

Net loss attributable to Aptorum Group Limited	$(2,824,647)	$(9,799,560)	$(25,048,389)

Net loss per share attributable to Aptorum Group Limited
- Basic(1)	$(0.62)	$(2.75)	$(7.15)
- Diluted(1)	$(0.62)	$(2.75)	$(7.15)
Weighted-average shares outstanding
- Basic(1)	4,521,133	3,569,484	3,503,396
- Diluted(1)	4,521,133	3,569,484	3,503,396

Net loss	$(4,340,975)	$(11,525,102)	$(27,114,293)

Other comprehensive (loss) income
Exchange differences on translation of foreign operations	(44,430)	35,826	(55,315)
Other comprehensive (loss) income	(44,430)	35,826	(55,315)

Comprehensive loss	(4,385,405)	(11,489,276)	(27,169,608)
Comprehensive loss attributable to non-controlling interests	1,516,328	1,725,542	2,065,904

Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(2,869,077)	(9,763,734)	(25,103,704)

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

For Years Ended December 31, 2023, 2022 and 2021

(Stated in U.S. Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Non- controlling interests	Total
	Shares(1)	Amount	Shares(1)	Amount	Amount	Amount	Amount	Amount	Amount

Balance, January 1, 2021	1,158,432	$11,584,324	2,243,776	$22,437,754	$38,247,903	$(30,489,126)	$53,296	$(3,681,858)	$38,152,293
Issuance of Class A Ordinary Shares	138,793	1,387,925	-	-	2,612,075	-	-	-	4,000,000
Issuance of shares to non-controlling interest	-	-	-	-	66,783	-	-	(61,423)	5,360
Disposal of subsidiaries under common control transaction	-	-	-	-	303,419	-	(5,386)	(300,000)	(1,967)
Disposal of subsidiaries	-	-	-	-	-	-	-	7,962	7,962
Share-based compensation	-	-	-	-	1,682,460	-	-	-	1,682,460
Exercise of warrants	4,000	40,000	-	-	90,012	-	-	-	130,012
Exercise of options	19,016	190,159	-	-	504,065	-	-	-	694,224
Exchange difference on translation of foreign operation	-	-	-	-	-	-	(49,929)	-	(49,929)
Net loss	-	-	-	-	-	(25,048,389)	-	(2,065,904)	(27,114,293)

Balance, December 31, 2021	1,320,241	$13,202,408	2,243,776	$22,437,754	$43,506,717	$(55,537,515)	$(2,019)	$(6,101,223)	$17,506,122
Issuance of shares to non-controlling interest	-	-	-	-	52,024	-	-	(52,024)	-
Share-based compensation	-	-	-	-	1,646,999	-	-	-	1,646,999
Exercise of options	6,712	67,120	-	-	102,340	-	-	-	169,460
Exchange difference on translation of foreign operation	-	-	-	-	-	-	35,826	-	35,826
Net loss	-	-	-	-	-	(9,799,560)	-	(1,725,542)	(11,525,102)

Balance, December 31, 2022	1,326,953	$13,269,528	2,243,776	$22,437,754	$45,308,080	$(65,337,075)	$33,807	$(7,878,789)	$7,833,305
Adjustment for change of par value	-	(13,269,514)	-	(22,437,732)	35,707,246	-	-	-	-
Issuance of shares to non-controlling interest	-	-	-	-	67,766	-	-	(67,766)	-
Issuance of shares in exchange of share options and settlement of liabilities	70,430	1	-	-	3,078,195	-	-	-	3,078,196
Issuance of shares for share-based compensation	65,770	1	-	-	176,263	-	-	-	176,264
Issuance of shares	215,959	2	-	-	1,575,560	-	-	-	1,575,562
Share-based compensation	-	-	-	-	1,088,925	-	-	-	1,088,925
Conversion of convertible notes	1,250,000	13	-	-	5,999,987	-	-	-	6,000,000
Exercise of share options	791	-	-	-	16,506	-	-	-	16,506
Rounding up for reverse stock split	8,018	-	-	-	-	-	-	-	-
Exchange difference on translation of foreign operation	-	-	-	-	-	-	(44,430)	-	(44,430)
Net loss	-	-	-	-	-	(2,824,647)	-	(1,516,328)	(4,340,975)

Balance, December 31, 2023	2,937,921	31	2,243,776	22	93,018,528	(68,161,722)	(10,623)	(9,462,883)	15,383,353

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended December 31, 2023, 2022 and 2021

(Stated in U.S. Dollars)

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash flows from operating activities
Net loss	$(4,340,975)	$(11,525,102)	$(27,114,293)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization and depreciation	1,125,254	1,207,510	1,192,578
Share-based compensation	1,265,189	1,646,999	1,682,460
Loss on investments in marketable securities, net	9,266	134,134	8,031,595
Unrealized gain from fair value change of the long-term investments, net	(6,353,888)	(5,588,051)	-
Loss on investments in derivatives	-	-	4,289
Gain on derecognition of non-financial assets	-	-	(75,000)
Loss on disposal of long-lived assets	110,852	205,189	392
Impairment loss on long-lived assets	750,381	-	-
Allowance for credit loss of due from a related party	521,007	-	-
Write-off of prepayment and other receivables	62,369	-	-
Write-down of inventories	13,206	-	-
Loss on disposal of subsidiaries	-	-	3,638
Gain on use of digital currencies	-	-	(4,918)
Settlement of service fee by tokens and digital currencies	-	-	90,457
Operating lease cost	252,345	349,031	425,280
Interest income	-	(235,560)	(41,246)
Interest expense and accretion of convertible debts	45,266	87,537	130,397
Accretion of finance lease obligation	-	1,435	4,450
Reversal of deferred cash bonus	(1,646,228)	-	-
Changes in operating assets and liabilities
Accounts receivable	126,717	(95,704)	(16,501)
Inventories	14,516	8,053	3,358
Other receivables and prepayments	226,805	(105,584)	695,308
Long-term deposits	29,106	19,328	-
Due from brokers	652	75,728	83,957
Amounts due from related parties	63,050	(46,349)	112,635
Amounts due to related parties	(8,524)	(6,805)	(264,934)
Accounts payable and accrued expenses	398,635	1,918,751	855,272
Operating lease liabilities	(389,365)	(369,505)	(450,807)
Net cash used in operating activities	(7,724,364)	(12,318,965)	(14,651,633)
Cash flows from investing activities
Purchases of intangible assets	-	-	(6,026)
Purchases of property and equipment	(3,015)	(186,916)	(131,750)
Proceeds from disposal of property and equipment	15,385	-	-
Disposal of subsidiaries, net of cash disposed	-	-	(113,830)
Proceeds from sales of investment securities	93,215	-	20,116,734
Loan to a related party	(92,459)	(330,341)	(3,358,089)
Repayment of loan and interest from a related party	611,641	2,962,153	-
Net cash provided by investing activities	624,767	2,444,896	16,507,039
Cash flows from financing activities
Loan from related parties	2,500,000	500,000	3,500,000
Repayment of loan due to related parties	-	-	(5,489,665)
Proceeds from issuance of subsidiaries shares	-	5,360	-
Proceeds from issuance of Class A Ordinary Shares and warrants	1,575,562	-	4,000,000
Payments of offering costs	-	-	-
Exercise of share options	16,506	169,460	694,224
Exercise of warrants	-	-	130,012
Loan from a bank	-	3,000,000	-
Repayment of bank loan	(3,000,000)	-	-
Proceeds from issuance of convertible notes	3,000,000	3,000,000	-
Payment of finance lease obligations	-	(49,358)	(53,846)
Net cash provided by financing activities	4,092,068	6,625,462	2,780,725

Net (decrease) increase in cash and cash equivalents and restricted cash	(3,007,529)	(3,248,607)	4,636,131
Cash and cash equivalents and restricted cash – Beginning of year	5,012,880	8,261,487	3,625,356
Cash and cash equivalents and restricted cash – End of year	$2,005,351	$5,012,880	$8,261,487

Supplemental disclosures of cash flow information
Interest paid	$94,108	$64,744	$273,155
Income taxes paid	$-	$-	$-
Proceeds in broker accounts	$-	$-	$20,116,734
Non-cash operating, investing and financing activities
Right-of-use assets obtained in exchange for new operating lease liabilities	$338,525	$549,596	$-
Settlement of service fee by tokens and digital currencies	$-	$-	$90,457
Convertible notes converted to Class A Ordinary Shares	$6,000,000	$-	$-
Settlement of deferred cash bonus by issuance of share options	$3,078,196	$-	$-
Reconciliation of cash and restricted cash
Cash and cash equivalents	$2,005,351	$1,882,545	$8,131,217
Restricted cash	-	3,130,335	130,270
Total cash and cash equivalents and restricted cash shown in the consolidated statements of cash flows	$2,005,351	$5,012,880	$8,261,487

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

Below summarizes the list of the major subsidiaries consolidated as of December 31, 2023:

Name	Incorporation date	Ownership	Place of incorporation	Principle activities
Aptorum Therapeutics Limited (“ATL”)	June 30, 2016	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
APTUS MANAGEMENT LIMITED	May 16, 2017	100%	Hong Kong	Provision of management services to its holding company and fellow subsidiaries
Aptorum Medical Limited	August 28, 2017	90%	Cayman Islands	Provision of medical clinic services
Paths Innovations Limited	April 15, 2019	100%	Cayman Islands	Investment holding company
Paths Diagnostics Pte. Limited	June 5, 2019	75%	Singapore	Research and development of life science and biopharmaceutical products
Acticule Life Sciences Limited	June 30, 2017	80%	Cayman Islands	Research and development of life science and biopharmaceutical products
Claves Life Sciences Limited	August 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Nativus Life Sciences Limited	July 7, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Videns Incorporation Limited	March 2, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products
Mios Pharmaceuticals Limited	March 6, 2018	97.93%	Cayman Islands	Research and development of life science and biopharmaceutical products
mTOR (Hong Kong) Limited	November 4, 2016	90%	Hong Kong	Research and development of life science and biopharmaceutical products
Scipio Life Sciences Limited	July 19, 2017	97.93%	Cayman Islands	Research and development of life science and biopharmaceutical products
Signate Life Sciences Limited	August 28, 2017	100%	Cayman Islands	Research and development of life science and biopharmaceutical products

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

2. LIQUIDITY

The Group reported a net loss of $4,340,975 and net operating cash outflow of $7,724,364 for the year ended December 31, 2023. In addition, the Group had an accumulated deficit of $68,161,722 as of December 31, 2023. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash, line of credit facility from related parties, bank loan, public offerings and convertible bonds. As of the date of issuance of the consolidated financial statements, the Group has approximately $1.0 million of unrestricted cash or cash equivalents, and approximately $12 million of undrawn line of credit facility from a related party. In addition, the Group will need to maintain its operating costs at a level through strict cost control and budget, such as staff reductions, to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis. The Group may, however, need additional capital in the future to fund its continued operations. If the Group determine that its cash requirements exceed the amount of cash and cash equivalents the Group has at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict its operations. The Group cannot assure that the financing will be available in amounts or on terms acceptable to the Group, if at all.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, we consolidate any variable interest entity (“VIE”) of which we are the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We do not consolidate a VIE in which we have a majority ownership interest when we are not considered the primary beneficiary. We have determined that we are not one of the primary beneficiary of the VIE (see Note 13, Variable Interest Entity). We evaluate our relationships with the VIE on an ongoing basis to determine whether we become the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity of majority-owned subsidiaries which are not attributable, directly or indirectly, to the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive loss and consolidated statements of equity to distinguish the interests from that of the Group.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements include fair value of long-term investments, fair value measurement for share options, impairment of long-lived assets, allowance for credit losses and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Foreign currency translation and transaction

USD is the reporting currency. The functional currency of subsidiaries in the Cayman Islands, Seychelles, Samoa and the United States are USD, the functional currency of subsidiaries in Hong Kong is Hong Kong Dollars (“HKD”), the functional currency of a subsidiary in Singapore is Singapore Dollars (“SGD”), the functional currency of a subsidiary in the United Kingdom is Great British Pound (“GBP”), and the functional currency of subsidiaries in Canada is Canadian Dollars (“CAD”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. The management considered various indicators, such as cash flows, market expenses, financing and inter-company transactions and arrangements in determining the Group’s functional currency.

In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use HKD, SGD, GBP and CAD as their functional currency, has been translated into USD. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet dates, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of operations and comprehensive income or loss.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank deposits and time deposits with an original maturity of three months or less at the date of purchase.

Restricted cash

Restricted cash represented time deposits pledged for banking facilities.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Accounts receivable and amounts due from related parties

The Group adopted ASC 326 from January 1, 2023. Accounts receivable and amounts due from related parties are stated at the original amount less an allowance for credit losses, if any, based on a review of all outstanding amounts at period end. An allowance is estimated in accordance with ASC Topic 326, Credit Losses and records the allowance for credit losses as an offset to accounts receivable or amounts due from related parties, and the expected credit losses charged to the allowance is included in other operating expenses in the consolidated statements of operations and comprehensive loss. In determining expected credit losses, the Group considers the historical level of credit losses, current economic trends, and reasonable and supportable forecasts that affect the collectability of the future cash flows. As of December 31, 2023 and 2022, $521,007 and $71 allowance for credit losses were made.

Inventories

Inventories are stated at lower of cost and net realizable value. Cost is determined using the weighted average method.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. During the years ended December 31, 2023, 2022 and 2021, the write-down of inventories were $13,206, $nil and $nil respectively.

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

Non-marketable investments

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

Equity method investment – Fair value option

The Group elects the fair value option for an investment that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment by investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market, if any, or recent orderly transactions for identical or similar investment of the same issuer. Changes in the fair value of these equity method investments are recognized in other income (expenses), net in the consolidated statements of operations and comprehensive loss.

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

The hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Group has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the carrying value of the Group’s cash, restricted cash, accounts receivable, due from brokers, other receivables and prepayments, loan receivables from related parties, amounts due from/to related parties, accounts payable and accrued expenses, bank loan, and loan payables to a related party as of December 31, 2023 and 2022 approximate fair value due to the short-term nature of these assets and liabilities.

Property and equipment, net

Property and equipment, net, is stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

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

Intangible assets, net

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite intangible assets are amortized over their estimated useful life, which is the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group.

The Group’s intangible assets mainly consist of computer software and is amortized over its useful life. The estimated useful life is generally 5 years. The Group will reassess the remaining useful life on annual basis.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

Convertible notes

The Group evaluates and accounts for conversion options embedded in convertible notes in accordance with ASC 815 “Derivatives and Hedging Activities”.

Applicable GAAP requires companies to bifurcate conversion options from their host instruments and account for them as derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under other GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

The Group accounts for the convertible notes as a single unit of account, unless the conversion feature requires bifurcation and recognition as derivatives. Additionally, the Group uses the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of potential share settlement for instruments that may be settled in cash or shares.

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

Cost of healthcare services

Cost of healthcare services rendered represents cost in relation to the medical services provided including the compensation of the physicians, cost of pharmaceutical supplies and medicine and write-down of inventories.

Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including amortization of the patent license, depreciation of laboratory equipment, costs of engaging external consultants, advisors and contracted research organization to conduct preclinical development activities and trials, payroll expenses to research and development staff, sponsored research expenses to universities and research institutions, and impairment of patent license and laboratory equipment.

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

Share-based compensation expense is recorded in cost of healthcare services, research and development expenses, general and administrative fees and legal and professional fees in the consolidated statements of operations and comprehensive loss.

In accordance with ASC 718, modifications to stock-based awards are accounted for as exchanges of the original awards for new awards. The incremental fair value, which is the difference between the fair value of the modified award and the original award immediately before modification, is measured at the modification date. This incremental fair value is recognized immediately as compensation cost for vested awards. For unvested awards, the incremental compensation cost, along with any remaining unrecognized compensation cost of the original award, is recognized over the remaining requisite vesting period.

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

Uncertain tax positions

The Group accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the Group’s Hong Kong subsidiaries are subject to examination by the relevant tax authorities. According to the Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to ten years if the underpayment of taxes is due to fraud or willful evasion. According to United Kingdom, Singapore, the United States, Canada and Ireland tax rule, trading losses are available to be carried forward indefinitely. The Group did not have any material interest or penalties associated with tax positions for the years ended December 31, 2023, 2022 and 2021, and did not have any significant unrecognized uncertain tax positions as of December 31, 2023 and 2022. The Group does not believe that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

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

Concentration of credit risk

Financial assets which potentially subject the Group to concentrations of credit risk consist principally of bank deposits and balances.

The Group takes on exposure to credit risk on cash balances majority held with HSBC for the purposes of payments of Group expenses. The risk of default is considered minimal as the Group considers HSBC is well established with high credit rating.

Recently adopted accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, the FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2022 for the Group. The Group has adopted ASU 2016-13 on January 1, 2023 and the impact of this adoption for the years ended December 31, 2023 and 2022 were assessed to be not material.

Recently issued accounting standards which have not yet been adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The amendments in this ASU are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is still evaluating the effect of the adoption of this guidance.

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group is still evaluating the effect of the adoption of this guidance.

On March 6, 2024, the SEC approved a rule that will require registrants to provide certain climate-related information in their registration statements and annual reports. The rule requires information about a registrant’s climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks also includes disclosure of a registrant’s greenhouse gas emissions. In addition, the rules will require registrants to present certain climate-related financial metrics in their audited financial statements. The Group is evaluating the potential impact of this rule on the consolidated financial statements and related disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on the consolidated financial statements.

4. REVENUE

For the years ended December 31, 2023, 2022 and 2021, all revenue came from provision of healthcare services in Hong Kong.

During the second quarter of 2023, the Group made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

5. INVESTMENT AND FAIR VALUE MEASUREMENT

Assets Measured at Fair Value on a Recurring Basis

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2023 and 2022:

December 31, 2023	Level 1	Level 2	Level 3	Total
Non-current Assets
Long-term investments
Common stocks	-	-	-	-
Total assets at fair value	$-	$-	$-	$-

December 31, 2022	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$10,202	$92,279	$-	$102,481
Non-current Assets
Long-term investments
Common stocks	-	-	77,200	77,200
Total assets at fair value	$10,202	$92,279	$77,200	$179,681

The following is a reconciliation of Level 3 assets measured and recorded at fair value on a recurring basis during the years ended December 31, 2023 and 2022:

Common Stock
Balance at January 1, 2023	$77,200
Impairment	(77,200)
Balance at December 31, 2023	$-
Net change in unrealized appreciation relating to investments still held at December 31, 2023	-

Balance at January 1, 2022	$77,200
Change in unrealized appreciation, net	-
Balance at December 31, 2022	$77,200
Net change in unrealized appreciation relating to investments still held at December 31, 2022	-

For the year ended December 31, 2023, an impairment loss relating to an equity method investment amounted to $77,200, was recorded in other expenses, net, as the Group considered that the carrying amount of the equity method investment may not be recoverable, and this condition is determined to be other-than-temporary.

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of investment as of December 31, 2023 and 2022, which utilized significant unobservable internally-developed inputs:

December 31, 2023	Valuation technique	Unobservable input	Range (weighted average)

Common stocks	Recent transactions	Recent transaction price	$0.0001 - $0.01

December 31, 2022	Valuation technique	Unobservable input	Range (weighted average)

Common stocks	Recent transactions	Recent transaction price	$0.0001 - $0.01

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Non-marketable investments

The Group’s non-marketable investments are investments in privately held companies without readily determinable fair values. The carrying value of the non-marketable investments are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer (referred to as the measurement alternative) or for impairment if the carrying amount of the non-marketable investments may not be fully recoverable. Any changes in carrying value are recorded within other income (expenses), net in the consolidated statements of operations and comprehensive loss.

The following is a summary of annual upward or downwards adjustments and impairment recorded in other income (expenses), net, and included as adjustments to the carrying value of non-marketable investments held as of December 31, 2023, 2022 and 2021 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Upward adjustments	$6,431,088	$6,108,872	$-
Downward adjustments and impairment	-	(520,821)	-
Total unrealized gain from fair value change of non-marketable investments, net	$6,431,088	$5,588,051	$-

The Group did not sell any non-marketable investments or recorded any realized gains or losses for the non-marketable investments measured at fair value on a non-recurring basis during the years ended December 31, 2023, 2022 and 2021.

The following table summarizes the total carrying value of the non-marketable investments held as of December 31, 2023 and 2022 including cumulative unrealized upward and downward adjustments and impairment made to the initial cost basis of the investments:

	December 31, 2023	December 31, 2022
Initial cost basis	$4,079,707	$4,079,707
Upward adjustments	12,539,960	6,108,872
Downward adjustments and impairment	(520,821)	(520,821)
Total carrying value at the end of the year	$16,098,846	$9,667,758

The Group did not transfer any non-marketable investments into marketable securities for the years ended December 31, 2023 and 2022.

For the year ended December 31, 2023, one of the non-marketable investments with initial cost of $2.6 million and had a carrying value of $15.1 million was pledged for a convertible note issued to a related party (Note 15).

Equity method investment, fair value option

In December 2021, one of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), issued Class A and Class B ordinary shares to various parties in exchange of licenses or cash. Each Class A share of Libra is entitled to 1 vote while each Class B share of Libra is entitled to 10 votes. Upon the share issuance, the Group was holding 97.27% economic interest and 31.51% voting power in Libra. The Group lost the controlling interest in Libra because it was transferred to a third party, and therefore deconsolidated Libra. However, the Group still owns 97.27% economic interest and 31.51% voting power, which is deemed as having significant influence over Libra. As a result, the Group’s investment in Libra is subject to the equity method of accounting. The Group assessed that the fair value option can better reflect the true value of Libra. Pursuant to ASC 825 – Financial Instruments (“ASC 825”), the Group elected to apply the fair value option for its investments in Libra and will remeasure its investments in Libra at fair value every reporting period. For the year ended December 31, 2023, the Group has determined that the carrying value of the investment is not recoverable and this condition is determined to be other-than-temporary. Consequently, an impairment for the investment of $77,200 has been recognized for the year end December 31, 2023.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of December 31, 2023 and 2022 consisted of:

	December 31, 2023	December 31, 2022

Prepaid research and development expenses	$185,633	$305,178
Prepaid insurance	33,815	47,833
Prepaid service fee	46,303	148,346
Rental deposits	102,109	16,296
Prepaid rental expenses	15,683	-
Other receivables	22,275	204,752
Others	16,253	21,603
	$422,071	$744,008

During the year ended December 31, 2023, the Group considered certain other receivables and prepayments were not recoverable. Hence, the write-off of other receivables and prepayments of $62,369 was recorded in other operating expenses.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2023 and 2022 consisted of:

	December 31, 2023	December 31, 2022

Computer equipment	$81,138	$84,636
Furniture, fixture, and office and medical equipment	150,292	298,738
Leasehold improvements	543,975	543,975
Laboratory equipment	4,336,764	6,229,072
Motor vehicle	239,093	239,093
	5,351,262	7,395,514
Less: accumulated depreciation and impairment	3,687,336	4,570,455
Property and equipment, net	$1,663,926	$2,825,059

Depreciation expenses for property, plant and equipment amounted to $1,041,234, $1,092,957 and $1,086,564 for the years ended December 31, 2023, 2022 and 2021, respectively.

For the year ended December 31, 2023, an impairment loss relating to the office and medical equipment, and computer equipment related to the Hong Kong healthcare services amounted to $28,128, was recorded in other operating expenses, as the Group considered that, with the termination of the healthcare services, the carrying amount of these property and equipment are not recoverable and are fully impaired. For the years ended December 31, 2022 and 2021, no impairment loss was recorded.

For the year ended December 31, 2023, the Group recorded $79,822 of loss on disposal of laboratory equipment, and furniture, fixture, and office and medical equipment in other operating expense. For the year ended December 31, 2021, the Group recorded $392 of loss on disposal of office equipment in other operating expenses. For the year ended December 31, 2022, no gain or loss on disposal was recorded.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

8. INTANGIBLE ASSETS, NET

	December 31, 2023	December 31, 2022
Gross carrying amount
Prepaid patented licenses	$728,205	$1,038,205
Computer software	223,858	223,858
	952,063	1,262,063

Less: accumulated amortization and impairment
Prepaid patented licenses	728,205	474,131
Computer software	76,511	35,227
	804,716	509,358

Intangible assets, net
Prepaid patented licenses	-	564,074
Computer software	147,347	188,631
Intangible assets, net	$147,347	$752,705

As of December 31, 2022, the Group has capitalized eight of the exclusive licenses, which includes seven patented technologies in relation to the Group’s therapeutics segment respectively. Pursuant to the license agreements, the Group paid upfront payments and became the exclusive licensee to prosecute certain patents developed or licensed under the applicable agreements.

For the year ended December 31, 2023, the Group terminated two of the licenses. The Group is also in the process of terminating the other six licenses, and hence the Group considered that the carrying amount of these intangible assets are not recoverable and are fully impaired. As a result, the Group recorded $519,496 impairment loss on intangible assets in research and development expenses. Besides, an impairment loss related to the computer software for Hong Kong healthcare services amounted to $1,841 was recorded in other operating expenses, as the Group considered that the carrying amount of these intangible assets are not recoverable and are fully impaired. For the year ended December 31, 2022, a loss on disposal of $205,189 related to a patented license was recognized in research and development expenses. For the year ended December 31, 2021, no impairment loss and gain or loss on disposal was recorded.

Prepaid patented licenses and computer software are finite-lived intangible assets which are amortized over their estimated useful life. Amortization expenses for finite-lived intangible assets amounted to $84,020, $114,553 and $106,014 for the years ended December 31, 2023, 2022 and 2021, respectively.

The Group wrote off the cost and the related amortization of $nil, $nil and $1,344 after the expiration of the computer software for the years ended December 31, 2023, 2022 and 2021, respectively.

The Group expects amortization expense related to its finite-lived intangible assets for the next five years and thereafter to be as follows as of December 31, 2023:

For the years ending December 31,	Amount
2024	$38,438
2025	38,439
2026	38,439
2027	32,031
Total	$147,347

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

9. LONG-TERM DEPOSITS

Long-term deposits as of December 31, 2023 and 2022 consisted of:

	December 31, 2023	December 31, 2022

Rental deposits	$71,823	$127,303
Prepayments for equipment	-	2,544
	$71,823	$129,847

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2023 and 2022 consisted of:

	December 31, 2023	December 31, 2022

Deferred bonus and salaries payable	$451,660	$5,084,969
Research and development expenses payable	1,162,155	563,913
Professional fees payable	175,324	226,407
Cost of healthcare services payable	61,826	138,316
Insurance expenses payable	27,463	33,367
Others	15,913	119,835
	$1,894,341	$6,166,807

On March 31, 2023, the Group entered into exchange agreements and cancelled 177,667 existing vested and unvested share options held by related parties option holders and cancelled its obligations for deferred cash bonus payables of $3.1 million by granting 403,820 share options with 6 months vesting period (see Note 17). The settlement of obligations of $3.1 million deferred cash bonus payables was deemed as capital contribution from related parties and was credited to additional paid-in capital.

On March 31, 2023, the Group entered into exchange agreements and cancelled 70,428 existing vested and unvested share options held by non-related parties option holders and cancelled its obligations for deferred cash bonus payables of $1.6 million by issuance of 70,430 fully vested Class A Ordinary Shares (see Note 16). The reversal of deferred cash bonus payables for $1.0 million and $0.6 million was credited to research and development expenses and general and administrative fees, respectively.

11. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first $2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. The subsidiaries registered in Hong Kong did not have assessable profits that were derived Hong Kong during the years ended December 31, 2023, 2022 and 2021. Therefore, no Hong Kong profit tax has been provided for in the periods presented. Our returns for 2017 and subsequent tax years remain subject to examination by Hong Kong Inland Revenue Department.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary in United Kingdom did not have assessable profits that were derived from United Kingdom during the years ended December 31, 2023, 2022 and 2021. Therefore, no United Kingdom profit tax has been provided for in the periods presented. Our returns for 2019 and subsequent tax years remain subject to examination by the UK tax authority.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the years ended December 31, 2023, 2022 and 2021. Therefore, no Singapore profit tax has been provided for in the periods presented. Our returns for 2019 and subsequent tax years remain subject to examination by the Singapore tax authority.

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the years ended December 31, 2023, 2022 and 2021. Therefore, no United States profit tax has been provided for in the periods presented. Our returns for 2020 and subsequent tax years remain subject to examination by Internal Revenue Service.

Canada: in accordance with the relevant tax laws and regulations of Canada, a company registered in Canada is subject to income taxes within Canada at the applicable tax rate on taxable income. All the Canada subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 15%. The subsidiary in Canada did not have assessable profits that were derived from Canada during the years ended December 31, 2023, 2022 and 2021. Therefore, no Canada profit tax has been provided for in the periods presented. Our returns for 2019 and subsequent tax years remain subject to examination by the Canada tax authority.

The components of the provision for income taxes expenses are:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Current	$-	$-	$-
Deferred	-	-	-
Total income taxes expense	$-	$-	-

The reconciliation of income taxes expenses computed at the Hong Kong statutory tax rate applicable to income tax expense is as follows:

	Year ended December 31, 203	Year ended December 31, 2022	Year ended December 31, 2021

Net loss before tax	$(4,340,975)	$(11,525,102)	$(27,114,293)
Provision for income taxes at Hong Kong statutory income tax rate (16.5%)	(716,261)	(1,901,642)	(4,473,859)
Impact of different tax rates in other jurisdictions	(16,272)	(263,787)	(214,135)
Non-taxable income	(1,071,774)	(907,495)	(716,628)
Non-deductible expenses	98,704	-	1,992,463
Change in valuation allowance	1,705,603	3,072,924	3,412,159
Effective income tax expense	$-	$-	$-

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

	December 31, 2023	December 31, 2022
Deferred tax asset:
Tax loss carry forward	$16,956,748	$14,865,121
Share-based payment expenses	229,126	948,893
Depreciation and amortization	128,866	-
Impairment of long-lived assets	92,416	-
	17,407,156	15,814,014
Deferred tax liability:
Depreciation and amortization	-	(108,926)
Net deferred tax assets before valuation allowance	17,407,156	15,705,088
Valuation allowance	(17,407,156)	(15,705,088)
Deferred tax asset, net	$-	$-

As of December 31, 2023 and 2022, the Group had net operating loss carry-forwards of $102,367,435 and $90,060,983, respectively, including its Hong Kong, Singapore, the United States, the United Kingdom and Canada operations, which are available to reduce future taxable income and have an unlimited carryover period. For the year ended December 31, 2023, there was no tax loss carried forward expired, while tax loss brought forward of $28,281 was cancelled due to the disposal of various subsidiaries.

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

Changes in valuation allowance are as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Balance as of January 1	$15,705,088	$12,632,164	$9,561,560
Additions	1,705,603	3,072,924	3,412,159
Disposal	(3,535)	-	(341,555)
Balance as of December 31	$17,407,156	$15,705,088	$12,632,164

12. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, the Chief Executive Officer and Executive Director of the Group since November 2023. He was a Non-executive Director from June 2022 to November 2023. Before June 2022, he was the Chief Executive Officer and Executive Director;

(b)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;

(c)	CGY Investment Limited, an entity owns more than 10% voting interest of the Group before April 2024;

(d)	Aeneas Group Limited, an entity controlled by Ian Huen;

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

(e)	Aenco Technologies Ltd, an entity being 34.56% effectively owned by Ian Huen;

(f)	Aeneas Management Limited, an entity controlled by Ian Huen;

(g)	Talem Medical Group Limited, an entity which Clark Cheng was a director;

(h)	Libra Sciences Limited, an entity which was originally a wholly owned subsidiary of ATL. Since December 30, 2021, Libra has been turned into a related party to the Group due to the voting power owned by ATL is decreased to below 50% but more than 20%. (Note 13)

(i)	Libra Therapeutics Limited, a wholly owned subsidiary of Libra Sciences Limited;

(j)	Clark Cheng, a former Executive Director of the Group before November 30, 2023. After his resignation on November 30, 2023, he was no longer a related party of the Group.

(k)	ACC Medical Limited, an entity controlled by Clark Cheng.

(l)	Darren Lui, a former Executive Director of the Group before November 27, 2023. After his resignation on November 27, 2023, he was no longer a related party of the Group.

Amounts due from related parties, net

Amounts due from related parties consisted of the following as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Current
Aeneas Management Limited	$961	$-
Libra Sciences Limited (Note b)	521,007	378,036
Libra Therapeutics Limited	-	17,459
Talem Medical Group Limited (Note b)	-	610,138
Allowance for credit loss	(521,007)	-
Total	$961	$1,005,633

Amounts due to related parties

Amounts due to related parties consisted of the following as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Current
Aeneas Group Limited (Note a)	$79,180	$8,110
Aenco Technologies Ltd	-	3,013,234
Clark Cheng	-	4,583
Total	$79,180	$3,025,927

Non-current
Jurchen Investment Corporation (Note 15)	$3,058,500	$-
Aeneas Group Limited (Note a)	-	500,000
	$3,058,500	$500,000

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Related party transactions

Related party transactions consisted of the following for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Loan from related parties (Note a)
- Aeneas Group Limited	$2,500,000	$500,000	$1,000,000
- Jurchen Investment Corporation	$-	$-	$2,500,000

Loan repayment and interest paid to related parties (Note a)
- Aeneas Group Limited	$-	$-	$2,673,389
- Jurchen Investment Corporation	$-	$-	$3,085,097

Issuance of Convertible Note to related parties (Note 15)
- Jurchen Investment Corporation	$3,000,000	$-	$-
- Aenco Technologies Ltd	$-	$3,000,000	$-

Settlement of loan from a related party through issuance of Convertible Note (Note 15)
- Aeneas Group Limited	$3,000,000	$-	$-

Interest expenses (Note a and Note 15)
- Aeneas Group Limited	$71,123	$8,110	$64,753
- Jurchen Investment Corporation	$58,500	$-	$65,644
- Aenco Technologies Ltd	$(13,234)	$13,234	$-

Loan to related parties (Note b)
- Talem Medical Group Limited	$-	$-	$3,358,089
- Libra Sciences Limited	$92,459	$330,341	$-

Loan repayment and interest received from a related party (Note b)
- Talem Medical Group Limited	$611,641	$2,962,153	$-

Interest income (Note b)
- Talem Medical Group Limited	$4,637	$164,600	$39,561
- Libra Sciences Limited	$8,963	$14,232	$-

Consultant, secondment, management and administrative services fees (Note c)
- CGY Investments Limited	$153,640	$268,102	$173,333
- ACC Medical Limited	$138,768	$209,626	$157,511

Administrative management services (Note d)
- Libra Sciences Limited	$9,615	$38,462	$-

Healthcare services income
- Aeneas Management Limited	$961	$1,282	$7,564

Note a: On August 13, 2019, Aptorum Therapeutics Limited (“ATL”), a wholly owned subsidiary of the Company, entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing ATL to access up to a total $15 million in line of credit debt financing. Both line of credits have originally matured on August 12, 2022. ATL and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. ATL may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty. As of the issuance date of this consolidated financial statements, the undrawn line of credit facility is $12 million.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Note b: On November 17, 2021, ATL entered into a loan agreement with Talem Medical Group Limited (the “Borrower”). According to the loan agreement, ATL granted a loan of up to AUD4,700,000 for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing at a rate of 10% per annum and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. The loan is initially matured 6 months from the date of the first drawdown. The maturity date was extended for 6 months to the first extended maturity date, and further extended for another 6 months to the second extended maturity date. As of the date of the issuance of this consolidated financial statements, there is no outstanding balance from the Borrower following a repayment in February 2023.

On January 13, 2022, ATL entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. ATL and Libra Science Limited mutually agreed to terminate the line of credit agreement effect as of March 31, 2023. All existing liabilities arising from the line of credit agreement shall remain enforceable and repayable on demand by ATL. As of the issuance date of this consolidated financial statements, $0.5 million is outstanding from Libra Sciences Limited. For the year ended December 31, 2023, the Group has assessed that the amounts due from Libra Science Limited and its subsidiary are potentially unrecoverable. Accordingly, an allowance for credit loss amounting to $0.5 million has been recognized.

Note c: CGY Investment Limited provided certain consultancy, advisory and management services to the Group on potential investment projects related to healthcare or R&D platforms. CGY Investment Limited is initially entitled to receive HK $104,000 (approximately $13,333) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$171,200 (approximately US$21,949) with effect from March 1, 2022. In August 2023, CGY Investment Limited has agreed to suspended its monthly services fee from August 1, 2023. In November 2023, CGY Investment Limited and the Group reached a mutual agreement to terminate their contractual relationship.

ACC Medical Limited provided certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development. ACC Medical Limited is initially entitled to receive HK $101,542 (approximately $13,018) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$143,200 (approximately US$18,359 per month) effective from March 1, 2022. During the year ended December 31, 2023 and 2022, ACC Medical Limited also received $28,615 and $23,275 one-off compensation respectively. The agreement was terminated on June 30, 2023.

Note d: On January 1, 2022, Aptus Management Limited (“AML”), a wholly owned subsidiary of the Company, entered into an administrative management services agreement with Libra Sciences Limited. According to the agreement, AML will provide documentation and administrative services, include but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. AML is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the original expiry date on December 31, 2023. AML and Libra Sciences Limited mutually agreed to terminate the administrative management service agreement effect as of March 31, 2023.

Note e: In accordance with mutual agreements reached with the board of directors, Mr. Clark Cheng and Mr. Ian Huen agreed to forgo their monthly remuneration effective July 1, 2023 until further notice. Moreover, Mr. Darren Lui, a former executive director before his resignation on November 27, 2023, consented to suspend their monthly remuneration from August 1, 2023. Additionally, all independent non-executive directors have consented to suspend their monthly remuneration from September 1, 2023 until further notice. Before the suspension of remuneration, Mr. Clark Cheng, Mr. Ian Huen, and Mr. Darren Lui had a monthly remuneration of $6,410, $27,333 and $6,667, respectively.

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

The following tables summarize the aggregate carrying value of VIEs’ assets and liabilities in the consolidated balance sheets that are consolidated

	Assets	Liabilities	Net Assets/ (Liabilities)
December 31, 2023
Total	$24,352	$3,558	$20,794
December 31, 2022
Total	$61,630	$86,306	$(24,676)

The following tables summarize the aggregate carrying value of assets and liabilities in the Group’s consolidated balance sheets that relate to the VIE in which the Group holds a variable interest but is not the primary beneficiary.

	Assets	Liabilities	Net Assets	Maximum Exposure to Losses
December 31, 2023
Total	$-	$-	$-	$-
December 31, 2022
Total	$472,695	$-	$472,695	$472,695

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The Group’s maximum exposure to loss from its involvement with unconsolidated VIE represents the estimated loss that would be incurred if the VIE is liquidated, so that the fair value of the equity investment in VIE is zero and the amounts due from the VIE have to be fully impaired.

14. LEASE

As of December 31, 2023, the Group has two long-term operating leases for laboratories and clinic with remaining terms expiring from 2024 through 2026 and a weighted average remaining lease term of 1.9 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%.

	For the year ended December 31, 2023	For the year ended December 31, 2022
Lease cost
Finance lease cost:
Depreciation	$-	$47,818
Interest on lease liabilities	-	1,435
Operating lease cost	252,345	349,031
Short-term lease cost	65,221	85,598
Variable lease cost	-	-
Sublease income	-	-
Total lease cost	$317,566	$483,882

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$389,365	$369,505
Financing cash flows from finance leases	-	49,358
Right-of-use assets obtained in exchange for new operating lease liabilities	338,525	549,596
Weighted-average remaining lease term – finance leases	-	-
Weighted-average remaining lease term – operating leases	1.9 years	1.1 years
Weighted-average discount rate – finance leases	-%	2.5%
Weighted-average discount rate – operating leases	8.0%	8.0%

For the year ended December 31, 2023, an impairment loss of $200,916 on right-of-use assets was recognized in other operating expenses as the Group considered that the carrying amount of a right-of-use asset related to a lease of clinic may not be recoverable. Additionally, the Group early terminated a lease agreement for a right-of-use asset relating to an office, which resulted in a recognized loss on early termination of the right-of-use asset totaling $31,030 in other operating expenses. For the years ended December 31, 2022 and 2021, the Group did not recognize any impairment losses and loss on disposal of right-of-use assets.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The maturity analysis of operating leases liabilities as of December 31, 2023 is as follows:

December 31, 2023
Remaining periods ending December 31,
2024	$120,824
2025	97,541
2026	24,573
Total future undiscounted cash flow	242,938
Less: Discount on operating lease liabilities	(18,221)
Present value of operating lease liabilities	224,717
Less: Current portion of operating lease liabilities	(125,232)
Non-current portion of operating lease liabilities	$99,485

15. CONVERTIBLE NOTE

On December 9, 2022, the Group entered into a securities purchase agreement with Aenco Technologies Limited (“Aenco”). Pursuant to the securities purchase agreement, Aenco is purchasing a convertible note in the original principal amount of $3,000,000 (the “Dec 2022 Note”). The Dec 2022 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at Aencco’s option. The Dec 2022 Notes have a maturity date of 12 months subject to the Aenco’s extension, a bullet interest rate of 7% per annum, and a conversion price of $12.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the Dec 2022 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. In April 2023, Aenco transferred the whole Dec 2022 Note to two external investors, and the two external investors fully converted the Dec 2022 Note into 250,000 Class A Ordinary Shares.

On June 28, 2023, the Group entered into a securities purchase agreement with 4 investors. Pursuant to the securities purchase agreement, the investors are purchasing a convertible note in the original principal amount of $3,000,000 (the “June 2023 Note”). The whole proceeds from the June 2023 Note was used to settle a related party loan. The June 2023 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at the Note holders’ option. The June 2023 Notes have a maturity date of 12 months subject to the investors extension, a bullet interest rate of 7% per annum, and a conversion price of $3.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the June 2023 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. Immediately following the issuance of June 2023 Note, the June 2023 Note was fully converted into 1,000,000 Class A Ordinary Shares.

On September 11, 2023, the Group entered into a securities purchase agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Group sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A Ordinary Shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain preferred shares that the Group owns (“Collateral”) (Note 5). Upon the Group’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Group prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Group can make that payment in cash or in shares.

16. ORDINARY SHARES

On March 26, 2021, the Company entered into an at-the-market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as its sales agent (the “Sales Agent”), relating to the sale of its Class A Ordinary Shares (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, the Company may offer and sell shares of its Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. As of the date of issuance of the consolidated financial statements, the Company has issued 215,959 Class A Ordinary Shares at average issuance price of $7.53 per share pursuant to the ATM Offering with gross proceeds of $1.6 million, less transaction costs of $50,183.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

On January 23, 2023, the Company effectuate a 10 for 1 share consolidation of its authorized share capital, such that every 10 Class A Ordinary Shares, par value of US$1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 Class A Ordinary Share, par value of US$10.00 per share, and that every 10 Class B Ordinary Shares, par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 Class B Ordinary Share, par value of US$10.00 per share. As a consequence of the reverse stock split, fractional shares were rounded up to the next whole share, resulting in the creation of an additional 8,018 Class A Ordinary Shares.

On February 21, 2023, the Company was merged with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company is the surviving company on the terms of the plan of merger. According to the plan of merger, the par value of its Class A and Class B Ordinary Shares are changed from USD10 to USD0.00001.

On March 31, 2023, the Group issued 70,430 Class A Ordinary Shares to a majority of the share option holders. This issuance served as an exchange for their share options and facilitated the reversal of deferred cash bonus payables owed to these holders (See Note 10).

On March 31, 2023, the Group also issued 65,770 fully vested Class A Ordinary Shares to certain employees and external consultants. The grant date fair value of each of the shares was $2.68 based on grant date quoted market price.

For the year ended December 31, 2023, the Group issued 791 Class A Ordinary Shares to share option holders as a result of exercise of options. For the year ended December 31, 2022, the Group issued 6,712 Class A Ordinary Shares to share option holders as a result of exercise of share options. For the year ended December 31, 2021, the Group issued 4,000 and 19,016 Class A Ordinary Shares to warrant holders and share option holders respectively as a result of exercise of warrants or options.

For the year ended December 31, 2023, the Group issued 1,250,000 Class A Ordinary Shares to convertible note holders upon conversion (See Note 15).

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

On March 31, 2023, the Group entered into exchange agreements and cancelled 177,667 existing vested and unvested share options held by related parties option holders and cancelled the Group’s obligations for deferred cash bonus payables of $3.1 million by granting of 403,820 share options (“New Options”) with 6 months vesting period. The New Options’ exercise price was $2.68 per share, which was based on the last closing price of the shares traded on the NASDAQ stock exchange on the grant date. All options fully vested on October 1, 2023 and expires on September 30, 2033. On March 31, 2023, the Group entered into supplemental agreements with the same related parties option holders to provide additional cash compensation to cover the exercise price of the New Options. On March 31, 2023, the Group entered into exchange agreements and cancelled 70,428 existing vested and unvested share options held by non-related parties option holders and cancelled the Group’s obligations for deferred cash bonus payables of $1.6 million by issuance of 70,430 fully vested Class A Ordinary Shares. The Group accounted for this exchange for both related parties and non-related parties share option holders as a modification to share based compensation which required the remeasurement of existing share options value at the time of the modification. The total incremental cost as a result of the modification was $0.7 million.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

A summary of the option activity for the years ended December 31, 2023, 2022 and 2021 and changes during the period is presented below:

	Number of share options(1)	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2023	272,126	21.54	10.83

Granted	403,820	2.68
Exercised	(791)	20.90		-
Modified	(248,095)	21.74
Outstanding, December 31, 2023	427,060	3.59	9.28	-
Exercisable, December 31, 2023	420,157	3.43	9.42	-

	Number of share options(1)	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2022	127,404	31.91	11.01

Granted	153,146	13.40	12.30
Exercised	(6,721)	25.25		-
Forfeited	(1,268)	28.11
Cancelled	(435)	116.71
Outstanding, December 31, 2022	272,126	21.54	10.83	-
Exercisable, December 31, 2022	89,300	32.71	9.64	-

	Number of share options(1)	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2021	71,756	37.63	11.22

Granted	75,235	27.60	12.29
Exercised	(19,037)	36.52		-
Forfeited	(550)	29.00
Outstanding, December 31, 2021	127,404	31.91	11.01	-
Exercisable, December 31, 2021	31,456	42.62	9.63	-

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The weighted-average grant date fair value of share option grants during the years ended December 31, 2023, 2022 and 2021 was $2.68, $10.02 and $25.72, respectively. The maximum contractual term for share option was 12.8 years.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

	Granted in 2023	Granted in 2022	Granted in 2021
Expected volatility	170.10%	89.55%	97.70%
Risk-free interest rate	3.48%	1.86%	1.64%
Expected term from grant date (in years)	5.25	5.63-6.41	5.62-6.41
Dividend rate	-	-	-
Dilution factor	1	1	1
Fair value	$2.68	$9.74 - $10.16	$25.11 - $26.01

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $697,446 and $391,479, respectively, for the year ended December 31, 2023, $1,123,122 and $523,877, respectively, for the year ended December 31, 2022, and $1,203,000 and $479,460, respectively, for the year ended December 31, 2021.

18. NON-CONTROLLING INTEREST

On December 30, 2021, two of the Group’s subsidiaries, Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”), issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic interest of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic interest of the respective company. On December 31, 2021, Mios and Scipio further issued Class A ordinary shares to the Group in exchange of certain projects licenses. Upon these share issuances, the Group was holding 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio, respectively. Since the sole director of Mios and Scipio is an executive director of the Group, the Group can effectively participate in all significant financial and operating decisions in these two companies through the power granted to the sole director in Mios and Scipio’s Articles of Association. The Group is deemed to have control over Mios and Scipio and hence these two companies are still within the Group. As a result, a total deficit of $27,293 was reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements for the year end December 31, 2021.

On January 2, 2021, Aptorum Medical Limited issued 117 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 93% to 92%. On February 25, 2022, Aptorum Medical Limited further issued 119 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 92% to 91%. On February 1, 2023, Aptorum Medical Limited further issued 122 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 91% to 90%. As a result, a total deficit of $67,766, $52,024, and $34,130 were reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, respectively.

19. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Numerator:
Net loss attributable to Aptorum Group Limited	$(2,824,647)	$(9,799,560)	$(25,048,389)
Denominator:
Weighted average shares outstanding(1)
– Basic	4,521,133	3,569,484	3,503,396
– Diluted	4,521,133	3,569,484	3,503,396

Net loss per share attributable to Aptorum Group Limited(1)
– Basic	$(0.62)	$(2.75)	$(7.15)
– Diluted	$(0.62)	$(2.75)	$(7.15)

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

For the years ended December 31, 2023, 2022 and 2021, the total number of share options, warrants and convertible notes excluded from the calculation of diluted earnings per share due to their anti-dilutive nature, are 1,293,723, 54,054 and 54,054, respectively.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

20. COMMITMENTS AND CONTINGENCIES

Contingent Payment Obligations

As of December 31, 2023, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are due upon achievements of specific conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amounts of the contingent milestone payments that the Group is required to pay up to different achievements of conditions and milestones under all license agreements in effect as of December 31, 2023 are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$132,564
From entering phase 1 to before first commercial sale	17,376,410
First commercial sale	11,882,051
Net sales amount more than certain threshold in a year	44,769,231
Subtotal	$74,160,256

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$208,656
$74,368,912

For the years ended December 31, 2023, 2022 and 2021, the Group incurred $50,000, $nil and $nil milestone payments under license agreements, respectively. For the years ended December 31, 2023, 2022 and 2021, the Group did not incur any royalties or research and development funding, respectively.

21. SEGMENT REPORTING

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially located in Hong Kong and majority of the Group’s revenue and expense is derived from within Hong Kong. Therefore, no geographical segments are presented.

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

On March 1, 2024, the Group entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Company, and YOOV Group Holding Limited, a company organized under the laws of British Virgin Islands (“YOOV”). The Merger Agreement was unanimously approved by Company’s and YOOV’s boards of directors (each board of directors, the “Board”), respectively. If the Merger Agreement is approved by Company’s and YOOV’s shareholders (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement), and upon consummation of the transactions contemplated by the Merger Agreement, the Group will incorporate a wholly-owned subsidiary under the laws of the British Virgin Islands (“Merger Sub”) that will merge with and into YOOV, with YOOV surviving the merger as a wholly-owned subsidiary of the Group (collectively, the “Merger”). The Group upon the closing is referred to herein as the “combined company.” Upon consummation of the transaction, YOOV will become a wholly-owned subsidiary of the Group, and the existing YOOV shareholders and existing the Group’s shareholders will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company. The consummation of this merger remains uncertain as it is contingent upon the fulfillment of specific closing conditions.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The obligations of the parties (or, in some cases, some of the parties) to consummate the Merger are subject to the satisfaction or waiver of certain conditions to closing, including, among other things: (i) obtaining the approval by the shareholders of Aptorum and YOOV of the matters required under the Merger Agreement, (ii) approval of the Initial Listing Application by Nasdaq, (iii) consummation of the Separation of ATL, (iv) delivery of legal opinions from British Virgin Islands counsel and Hong Kong counsel of YOOV to Aptorum and Merger Sub, (v) delivery of legal opinions from Cayman Islands counsel of Aptorum and British Virgin Islands counsel of Merger Sub to YOOV, (vi) delivery of an opinion by Colliers International (Hong Kong) Limited to the Board of Aptorum to the effect that (subject to various qualifications and assumptions) the merger consideration (the total Class A ordinary shares and Class B ordinary shares to be issued to YOOV’s shareholders) is fair, from a financial point of view (based on the conclusion that the equity value of YOOV is no less than $250 million), to the shareholders of Aptorum. (vii) availability of audited financial statements for YOOV and its Subsidiaries as of March 31, 2023 and 2022 the related audited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the year ended March 31, 2023 and 2022 in conformity with International Financial Reporting Standards, which shall not be materially different from the unaudited financial statements of YOOV for the same period as presented to Aptorum, as determined by Aptorum in its sole discretion, (viii) delivery of fully executed lock-up agreement and support agreement by the major shareholder of Aptorum and the delivery of fully executed lock-up agreement by the directors and officers of YOOV and by the shareholders of YOOV who will beneficially own 5% or more outstanding shares of the combined company.

In connection with the Merger, on March 1, 2024, the Company entered into a Split-Off Agreement (the “Split-Off Agreement”, the transaction contemplated by the Split-Off Agreement, the “Separation”) by and among the Company, Aptorum Therapeutics Limited (“ATL”), and Jurchen Investment Corporation (“Jurchen”), pursuant to which, the Company will assign and transfer the assets and liabilities of its legacy business to ATL, and Jurchen will acquire 100% issued and outstanding shares of ATL from the Company and surrender certain ordinary shares of the Company held by Jurchen to the Company.

The closing of the Separation must occur simultaneously with the closing of the Merger, or on a later date, as mutually agreed by the Parties. The Split-Off Agreement contains conditions precedent to closing of the parties thereto, with respect to, among other things, the following as applicable to each party:

(i)	Representations, Warranties and Performance. All representations and warranties made by the parties in the Split-Off Agreement must have been accurate and truthful, to the best of their knowledge, when initially made and must remain accurate and truthful, to the best of their knowledge, at the time of the Closing. The parties are obligated to fulfill all commitments, agreements, and conditions outlined in the Split-Off Agreement to the satisfaction of the parties involved, with significant emphasis on adherence to these obligations before or at the Closing.

(ii)	Additional Documents. Jurchen shall deliver or cause to be delivered such additional documents as may be necessary in connection with the consummation of the transactions contemplated by the Split-Off Agreement and the performance of their obligations hereunder.

(iii)	Release by Buyer and Split-Off Subsidiary. At the Closing, Jurchen and ATL are required to execute and provide Aptorum with a comprehensive release. This release will absolve Aptorum from all liabilities and obligations owed to Jurchen or ATL in any capacity, as well as from any claims that Jurchen or ATL may assert against Aptorum or its related managers, members, officers, directors, shareholders, employees, and agents. However, this release does not cover liabilities arising from the Split-Off Agreement or any document related to it.

(iv)	Shareholder Approval. Aptorum shall have obtained the affirmative vote of its shareholders representing at least two-thirds of the voting power of the issued and outstanding ordinary shares of the Seller entitled to vote at a general meeting of the shareholders voting in person or by proxy, to approve the Split-Off Agreement and the transaction contemplated herein.

On April 8, 2024, CGY Investments Limited and DSF Investment Holdings Limited voluntarily converted 401,537 Class B Ordinary Shares and 45,305 Class B Ordinary Shares, respectively into Class A Ordinary Shares on a one-for-one basis. Upon conversion, 1,796,934 Class B Ordinary Shares were issued and outstanding, CGY Investments Limited owned 533,575 Class A Ordinary Shares and did not own any Class B Ordinary Share; and DSF Investment Holdings Limited owned 45,305 Class A Ordinary Shares and did not own any Class B Ordinary Share.