Form 20-F
period 2024-12-31
Aptorum Group Ltd
filed 2025-04-30
CIK 1734005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Class A Ordinary Shares: 3,811,823

Class B Ordinary Shares: 1,796,934

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“505(b)(2) Application” refers to an application for which one or more of the investigations relied upon by the applicant for approval “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted” (21 U.S.C. 355(b)(2)).

●	“A*STAR” refers to Agency for Science, Technology and Research.

●	“Acticule” refers to Acticule Life Sciences Limited, an 80% owned subsidiary of Aptorum Group.

●	“Aeneas Group” refers to Aeneas Limited and its subsidiaries. Aeneas Limited is 76.8% owned by Jurchen Investment Corporation. Because Mr. Huen, a director, holds 100% equity interest in Jurchen Investment Corporation, we refer Aeneas Group as a fellow subsidiary of Aptorum Group.

●	“AML” refers to Aptorum Medical Limited, a 90% owned subsidiary of Aptorum Group, as of the date of this report.

●	“AML Clinic” refers to an outpatient medical clinic operated by AML under the name of Talem Medical.

●	“Aptorum Group,” and “Group” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong, all of its subsidiaries and the consolidated VIEs to which we are regarded as the primary beneficiary for accounting purposes.

●	“At The Market Offering” or “ATM Offering” refers to the offering and sale of the Company’s Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-268873), in which H.C. Wainwright & Co., LLC (“Wainwright”), acted as the Company’s sales agent in accordance with certain at the market offering agreement (the “Sales Agreement”), dated as of March 26, 2021, by and between the Company and Wainwright.

●	“cGCP” refers to Current Good Clinical Practice as adopted by the applicable regulatory authority.

●	“cGLP” refers to Current Good Laboratory Practice as adopted by the applicable regulatory authority.

●	“cGMP” refers to Current Good Manufacturing Practice as adopted by the applicable regulatory authority.

●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares, par value $0.00001 per share.

●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares, par value $0.00001 per share.

●	“Company,” “we” and “us” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong.

●	“CMC” refers to chemical, manufacturing and control.

●	“Covar” refers to Covar Pharmaceuticals Incorporated, a contract research organization engaged by the Company.

●	“CROs” refers to contract research organizations.

●	“CTA” refers to Clinical Trial Application.

●	“EEA” refers to the European Economic Area.

●	“EMA” refers to the European Medicines Agency.

●	“EMEA” refers to Europe, the Middle East and Africa.

●	“EPO” refers to the European Patent Organization or the European Patent Office operated by it.

●	“European Patent” refers to patents issuable by the EPO.

●	“EU” refers to the European Union.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“FDA” refers to U.S. Food and Drug Administration.

●	“FDCA” refers to the U.S. Federal Food, Drug and Cosmetic Act.

●	“Fiscal year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“HKD” refers to Hong Kong Dollars.

●	“Hong Kong” or “H.K.” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong Doctors” refers to the doctors in Hong Kong under the employment of AML Clinic.

●	“IND” refers to Investigational New Drugs.

●	“IP” refers to intellectual property.

●	“IPO” or “Offering” means the initial public offering by the Company of 76,142 Class A Ordinary Shares consummated on December 17, 2018.

●	“Jurchen” refers to Jurchen Investment Corporation, a company wholly owned by one of our directors and former CEO, Ian Huen, and a holding company of Aptorum Group.

●	“Lead Projects” refers to ALS-4, SACT-1 and PathsDx Test.

●	“Libra” refers to Libra Sciences Limited, a VIE in which we hold 97.27% economic interest and 31.51% voting power. Libra is incorporated under the laws of the Cayman Islands. We are not deemed as the primary beneficiary of Libra for accounting purposes.

●	“Major Patent Jurisdictions” refers to the United States, member states of the European Patent Organization and the People’s Republic of China.

●	“Mios” refers to Mios Pharmaceuticals Limited, a previously consolidated VIE in which we indirectly held 97.93% economic interest and 36.17% voting power. Aptorum was regarded as the primary beneficiary of Mios for accounting purposes. During the year of 2024, Mios was dissolved and ceased operations; it was therefore deemed disposed by the Group.

●	“Nativus” refers to Nativus Life Sciences Limited, a wholly owned subsidiary of Aptorum Group.

●	“NMPA” refers to China’s National Medical Products Administration and its predecessor, the China Food and Drug Administration.

●	“NDA” refers to a New Drug Application issued by the FDA.

●	“Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares collectively.

●	“PRC” and “China” refer to the People’s Republic of China.

●	“Registered Direct Offering” means the registered direct offering by the Company of 135,135 Class A Ordinary Shares and warrants to purchase up to 135,135 Class A Ordinary Share consummated on February 28, 2020.

●	“Restructure” refers to the Company’s change from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, effective as of March 1, 2017.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-227198) for the sale of up to 349,397 Class A Ordinary Shares (including Class A Ordinary Shares underlying certain warrants and a bond, as fully described therein) which initially filed on September 5, 2018 and became effective on December 3, 2018.

●	“R&D” refers to research and development.

●	“R&D Center” refers to an in-house pharmaceutical development center located in Hong Kong Science and Technology Park.

●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission.

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Scipio” refers to Scipio Life Sciences Limited, originally a consolidated VIE in which we indirectly hold 97.93% economic interest and 35.06% voting power, and Aptorum is regarded as the primary beneficiary of Scipio for accounting purposes. In November 2024, the Group acquired 10,000 Class A Ordinary Shares and 5,850,000 Class B Ordinary Shares of Scipio, achieving control over the entity. As a result of this acquisition, Scipio is no longer classified as a VIE under the Group and it became a subsidiary under the Group.

●	“Securities Act” refers to the Securities Act of 1933.

●	“UK” refers to the United Kingdom.

●	“United States,” “U.S.” and “US” refer to the United States of America.

●	“Videns” refers to Videns Incorporation Limited, a wholly owned subsidiary of Aptorum Group.

●	“VIE” refers to a variable interest entity.

●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2024, and 2023, and the related consolidated statements of operations and comprehensive loss, equity and cash flows for the years ended December 31, 2024, 2023, and 2022.

Our operations and equity are funded in U.S. dollars, and we currently incur the majority of our expenses in U.S. dollars or in H.K. dollars. H.K. dollar is currently pegged to the U.S. dollar; however, we cannot guarantee that such peg will continue to be in place in the future. Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity and limited revenue contracts dominated in H.K. dollars in certain PRC operating entities. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

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

We do not maintain workers’ compensation insurance or insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties, if we violate any of these laws or regulations.

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

As of the date of this annual report, we have 1 full-time employees. Of these, 1 full-time are engaged in general and administrative functions. As of the date of this annual report, all our employees are located in Asia. In addition, we have engaged and may continue to engage 10 independent contracted consultants and advisors to assist us with our operations. As our development and commercialization plans and strategies develop, and as we have transitioned into operating as a public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain a non-accelerated filer, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. In connection with the audit of our financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2024. We cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Our management concluded that our internal controls over financial reporting were not effective as of December 31, 2024. Investors may lose confidence in our operating results, the price of the Class A Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A Ordinary Shares may not be able to remain listed on the NASDAQ Capital Market.

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

On June 23, 2016, the UK held a referendum in which a majority of voters approved an exit from the EU, or Brexit, and the UK formally left the EU on January 31, 2020. There was a transition period during which EU pharmaceutical laws continued to apply to the UK, which expired on December 31, 2020. However, the EU and the UK have concluded a trade and cooperation agreement, or TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework will continue to apply in Northern Ireland). The regulatory regime in Great Britain therefore currently aligns in the most part with EU regulations, however it is possible that these regimes will diverge in the future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. For example, the new Clinical Trials Regulation which became effective in the EU on January 31, 2022, and provides for a streamlined clinical trial application and assessment procedure covering multiple EU Member States has not been implemented into UK law, and a separate application will need to be submitted for clinical trial authorization in the UK. In addition, as we are headquartered in the UK, it is possible that Brexit may impact some or all of our current operations. For example, Brexit will impact our ability to freely move employees from our headquarters in the UK to other locations in the EU. Furthermore, if other EU Member States pursue withdrawal, barrier-free access among the EEA overall could be diminished or eliminated.

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

We had cash and cash equivalents of $0.88 million, $2.01 million, and $1.88 million as of December 31, 2024, 2023, and 2022, respectively. We may invest our cash in a variety of financial instruments. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

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

Our operations, and those of our research institution collaborators, CROs, suppliers and other contractors and consultants, could be subject to supply chain disruptions, earthquakes, power shortages, telecommunications failures, damage from computer viruses, material computer system failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions. In addition, we partially rely on our research institution collaborators for conducting research and development of our drug candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on contract manufacturers to produce and process our drug candidates. Our ability to obtain clinical supplies of our drug candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. A large portion of our contract manufacturer’s operations is in a single facility. Damage or extended periods of interruption to our corporate or our contract manufacturer’s development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our drug candidates.

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

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. Our financial condition and results of operation in the PRC could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Based on the current and anticipated value of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we may be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2025.

In determining whether we are a PFIC, cash and cash equivalents and investments are considered by the U.S. Internal Revenue Service (“IRS”) to be a passive asset. During our taxable year ended December 31, 2024, we believe that the amount of cash we had on hand and investments were greater than 50% of our total assets. The composition of our assets during the current taxable year may cause us to continue to be classified as a PFIC. The determination of whether we will be a PFIC for our current taxable year or a future year may depend in part upon how quickly we spend our liquid assets, and on the value of our goodwill and other unbooked intangibles not reflected on our balance sheet, which may depend upon the market value of our Class A Ordinary Shares from time to time. Further, while we will endeavor to use a classification methodology and valuation approach that is reasonable, the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles for purposes of determining whether we are a PFIC in the current or one or more future taxable years.

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

One of our Executive Directors and CEO, Mr. Ian Huen, and his affiliates, over which he is deemed to have control and/or have substantial influence, has voting rights with respect to an aggregate of 3,506,391 Ordinary Shares, on an as converted basis (1,900,244 Class A Ordinary Shares and 1,606,147 Class B Ordinary Shares), representing approximately 87% of the voting power of our outstanding ordinary shares as of the date hereof. As a result, Mr. Huen has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. Additionally, in the event that Mr. Huen controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member, Mr. Huen owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Huen is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

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

The Company has one VIE which is incorporated under the laws of Cayman Islands and conducts operations in Hong Kong. The Company does not currently consolidate this VIE since the Group does not have a variable interest in them and is not determined to be the primary beneficiary of it at this time under U.S. GAAP. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE. According to those standards, we determined that we do not have the power to manage and make decisions that affect Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are not the primary beneficiary of Libra. As a result, Libra’s financial results are not consolidated in our consolidated financial statements. If, in the future an affiliate company becomes a VIE and we become the primary beneficiary of it for accounting purposes, we would be required to consolidate that entity’s financial results in our consolidated financial statements. If we become the primary beneficiary of Libra and have to consolidate them into our consolidated financial statements, Libra and such entity’s financial results were negative, this could have a corresponding negative impact on our operating results.

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

On July 31, 2023, the Company requested to transfer its Class A Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market. On August 8, 2023, the Company received an approval letter (the “Nasdaq Approval Letter”) from the Nasdaq Listing Qualifications Department indicating that the staff has approved the Company’s application to transfer its Class A Ordinary Shares to the Nasdaq Capital Market. The Company’s securities have been transferred to the Nasdaq Capital Market at the opening of business on August 10, 2023, and the trading activities of its Class A Ordinary Shares have not been affected. The transfer became effective on August 10, 2023, thereby closing the prior deficiencies on the Nasdaq Global Market.

On April 15, 2025, the Company received a notification from the Staff advising the Company that it did not comply with the minimum bid price requirement of $1 per share, as per Nasdaq Listing Rule 5550(a)(2). The notification does not immediately affect the listing or trading of the Company’s shares on Nasdaq. The Company has been granted a 180-calendar-day grace period, until 14 October 2025, to regain compliance with the continued listing requirements. There is no guarantee that the Company will achieve the minimum bid price and regain compliance with the specified rule.

If the Company fails to regain compliance with this rule or any other listing rules when required in the future, we could be subject to suspension and delisting proceedings. If our securities lose their status on the Nasdaq Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from the NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

Class A Ordinary Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares if the shares are successfully listed on NASDAQ or other stock markets, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. An aggregate of 5,346,823 Class A Ordinary Shares are outstanding as of the issuance date of this annual report. 4,950,322 of the Class A Ordinary Shares are freely transferable without restriction or further registration under the Securities Act. The remaining Class A Ordinary Shares will be “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per share, and holders of Class B Ordinary Shares are entitled to one hundred votes per share, which can cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Our management team as a group beneficially owns over 1.6 million Class B Ordinary Shares representing approximately 87% voting power. As a result, until such time as their collective voting power is below 50%, our management team as a group of controlling shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, concentration of ownership of our Class B Ordinary Shares may discourage, prevent or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

Our auditor has expressed substantial doubt about our ability to continue as a going concern. We may be unable to obtain additional capital on favorable terms.

As a result of recurring net losses and limited cash reserves, our independent auditor has included a going concern paragraph to its report on our financial statements as of and for the fiscal years ended December 31, 2024, due to the substantial doubt that exists in our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to achieve sustainable revenues and profitable operations. Since inception, we have raised funds primarily through the sale of equity securities and the issuance of debt. We will need and are currently seeking additional funds to operate our business and the recent volatility of global capital markets has made the raising of capital by equity and debt financing more difficult. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations or cause substantial dilution for our stockholders. If we are unable to obtain additional funds, our ability to carry out and implement our planned business objectives and strategies will be significantly delayed, limited, or may not occur. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability and our failure to do so would adversely affect our business, including our ability to raise additional funds.

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

We currently do not have or intend to have any subsidiary or any contractual arrangement to establish a variable interest entity structure with any entity in mainland China. All of our operating entities are in jurisdictions outside of mainland China, including all two of our VIEs which are incorporated under the laws of Cayman Islands and conduct operations in Hong Kong. However, as our principal place of business is in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

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

In addition, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of our Class A Ordinary Shares. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined that we are subject to the Trial Measures for the listing of the Ordinary Shares on the Nasdaq, we may fail to obtain required approval, complete required filing or meet such requirements in a timely manner or at all, or completion could be rescinded. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

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

The Company now focuses all of its efforts on R&D and therefore no longer performs any therapeutic services. While the Company may commence therapeutic services in the future, as of December 31, 2024 and the date hereof, it only operates in one segment.

Aptorum is not a Chinese operating company. Aptorum is a Cayman Islands holding company with operations conducted through our subsidiaries and the variable interest entity (VIE). We have determined that we have one VIE: Libra, according to the U.S. GAAP. In accordance with ASC 810, we concluded that we are not the primary beneficiary of Libra and therefore we do not consolidate its financial statements into ours. Previously, we determined that we were the primary beneficiary of another VIE, Mios Pharmaceuticals Limited; however, Mios was dissolved in 31 October 2024 and therefore we no longer maintain any ownership over such entity. Our corporate structure is based on the equity ownership and control we have over our subsidiaries. Our corporate structure was not set up to be used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Foreign investment can be made directly into the VIE, however, your investments into Aptorum are made into the Cayman Islands holding company, not our VIE, and you may never own any equity into the VIE or any other subsidiary.

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

APTUS CAPITAL LIMITED, which has since been renamed to AENEAS CAPITAL LIMITED, was always under the direct ownership of Jurchen and not under the ownership chain of Aptorum Group. However, Aptus Asia Financial Holdings Limited (“AAFH”), which has since been renamed to Aeneas Group Limited, was transferred out of the Aptorum Group on November 10, 2017, to be held directly by Jurchen Investment Corporation and that subsequently, APTUS CAPITAL LIMITED was then transferred to be under AAFH.

On May 4, 2017, Mr. Huen transferred all of the ordinary shares in the Company he owned (in the amount of 2,230,760) to Jurchen, a company incorporated in the British Virgin Islands and wholly owned by Mr. Huen. On October 13, 2017, as part of the Conversions (as defined below) the ordinary shares held by Jurchen were redesignated as 223,076 Class A Ordinary Shares and 2,007,684 Class B Ordinary Shares.

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

During the period March 1, 2017, through October 13, 2017, an aggregate of 220,703 ordinary shares were issued at a price of approximately $39 per share in a private placement we described as a “Series A” offering. Each investor of the Series A offering, in addition to a subscription agreement, signed a shareholder agreement, which set forth the basic governance terms of the Company, as well as our capital structure. The shareholders agreement was terminated in October 2017.

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

In September 2023, we entered into a securities purchase agreement to sell a $3,000,000 unsecured convertible note (“Sep 23 Note”) to Jurchen Investment Corporation, our largest shareholder. The Sep 23 Note is convertible into our Class A Ordinary Shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Note for twelve (12) months or more or such term subject to mutual consent. The Sep 23 Note has an interest rate of 6% per annum and a conversion price of $2.42 per share. The Sep 23 Note is secured by a first priority lien and security interest on certain shares that we own (“Collateral”). Upon our disposal of all or a portion of the Collateral, the investor has the right, to request that we prepay the then-remaining outstanding balance of the Sep 23 Note, in part or in full and we can make that payment in cash or in shares.

On March 1, 2024, we entered into an Agreement and Plan of Merger with YOOV Group Holding Limited, a company organized under the laws of British Virgin Islands (“YOOV”), pursuant to which YOOV was to become one of our wholly owned subsidiaries. However, on October 25, 2024, the parties to the Agreement and Plan of Merger entered into a termination agreement (the “Termination Agreement”), pursuant to which the parties agreed to terminate the Agreement and Plan of Merger on the date thereof (the “Termination Date”), and such agreement became null and void and of no further force or effect.

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

On January 2, 2025, the Company entered into a certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company, par value $0.00001 per share at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000.

Over the past three years, we have invested approximately $0.2 million towards our principal capital expenditures, which include laboratory equipment, leasehold improvements, and other equipment.

The following diagram illustrates our corporate structure as of the date of this annual report:

Note 1: Dr. Clark Cheng, a former Executive Director of Aptorum Group, holds the remaining 10% shareholding of Aptorum Medical Limited.

Note 2: Angen Funds Limited, a company designated by an investor of ALS series projects, holds the remaining 20% shareholding of Acticule Life Sciences Limited.

Note 3: Accelerate Technologies Pte. Ltd., the commercialization arm of the Singapore Agency for Science, Technology and Research (“A*STAR”), hold 15% shareholding of Paths Diagnostics Pte. Limited. The inventors of PathsDx Test technologies in A*STAR hold the remaining 10% of shareholding of Paths Diagnostics Pte. Limited.

Note 4: An investor of project VLS-2 holds the remaining 10% shareholding of mTor (Hong Kong) Limited.

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

In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, we consolidate any VIE of which we are regarded as the primary beneficiary for accounting purposes. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. We have determined that we have one VIE, namely, Libra, according to the U.S. GAAP. In accordance with ASC 810, we have considered Libra’s memorandum and article of association, and determined that we do not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are not regarded as the primary beneficiary of Libra for accounting purposes. Libra did not have any operations during the year ended December 31, 2024.

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

B. Business Overview

Overview of our Company

Aptorum is not a Chinese operating company. Aptorum is a Cayman Islands holding company with operations conducted through our subsidiaries and the variable interest entity (VIE). We have determined that we have one VIE: Libra, according to the U.S. GAAP. In accordance with ASC 810, we concluded that we are not the primary beneficiary of Libra and therefore we do not consolidate its financial statements into ours. Previously, we determined that we were the primary beneficiary of another VIE, Mios Pharmaceuticals Limited; however, Mios was dissolved in 31 October 2024 and therefore we no longer maintain any ownership over such entity. Our corporate structure is based on the equity ownership and control we have over our subsidiaries. Our corporate structure was not set up to be used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Foreign investment can be made directly into the VIE, however, your investments into Aptorum are made into the Cayman Islands holding company, not our VIE, and you may never own any equity into the VIE or any other subsidiary.

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

Although currently we do not have any business operations or VIE in mainland China and we believe that the laws and regulations of the PRC applicable in China do not currently have any material impact on our business, financial condition or results of operations, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to our VIE or subsidiaries, data and cyberspace security, and anti-monopoly concerns, would be applicable to Scipio, given its substantial operations in Hong Kong and the Chinese government’s significant oversight authority over the conduct of business in Hong Kong.

In light of China’s recent expansion of authority in Hong Kong, we are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong. The Chinese government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. We believe that, on the basis that we currently do not have any business operations in mainland China, we currently are not required to obtain approvals from Chinese authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, neither our VIE nor any of the subsidiaries is currently required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other PRC governmental authority to operate its business or for us to continue to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Should the PRC government choose to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to our VIE or subsidiaries in the future. Such governmental actions: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and (iii) may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

The Company now focuses all of its efforts on R&D and therefore no longer performs any therapeutic services. While the Company may commence therapeutic services in the future, as of December 31, 2024 and the date hereof, it only operates in one segment.

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

We are permitted under the laws of Cayman Islands to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds.

As of the date of this annual report, neither our VIE nor any of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

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

The Company now focuses all of its efforts on R&D and therefore no longer performs any therapeutic services. While the Company may commence therapeutic services in the future, as of December 31, 2024 and the date hereof, it only operates in one segment.

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

Prior to March 2017, the Company had pursued passive healthcare related investments in early-stage companies primarily in the United States. However, we have since ceased pursuing further passive investment operations and intend to exit all such portfolio investments over an appropriate timeframe to focus resources on our current business.

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

On December 30, 2020, Paths Innovations Limited, one of the Company’s wholly owned subsidiaries, entered into an Evaluation Agreement with Illumina Inc (“Illumina”). Pursuant to the agreement, Paths Innovations Limited will evaluate the data and performance of Illumina’s sequencing technology based on the workflow of PathsDx Test, a novel molecular-based rapid pathogen identification and detection diagnostics technology, at Paths Innovations Limited’s Singapore based evaluation site.

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

Our Strategy

The Company will position itself to catalyze the development and improvement of a broad range of novel and repurposed therapeutics and diagnostics across a wide range of disease/therapeutic areas. Failure to achieve positive results in at least one of the programs for a Lead Project could have a material adverse effect on the Company’s prospects and business.

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

Lead Projects

We are operating and managing the development of our drug candidates through various subsidiaries. Each candidate is being researched in a subsidiary with a medical/scientific area of focus related to the drug candidate in development. We refer to these as our “Project Companies” and their products or areas of focus as our Lead Projects (i.e., ALS-4, SACT-1 and PathsDx Test). The selection of a drug candidate is based on our estimate of the market potential for that candidate, the scientific expertise required to develop it, and our overall corporate strategy, including our ability to commit personnel and future investment to that candidate.

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

Generally speaking, pharmaceutical development consists of preclinical and clinical phases. The preclinical phase can further sub-divided into the following stages:

●	Target Identification & Selection: The target is the naturally existing cellular or modular structure that appears to have an important role in a particular disease pathway and will be targeted by the drug that will subsequently be developed. Target validation techniques for different disease areas can be very different but typically include from in vitro and in silico methods through to the use of whole animal models.

●	Lead Discovery: Following “Target Identification & Selection,” compound screening assays are developed as part of the Lead Discovery. ‘Lead’ molecules can mean slightly different things to different researches or companies, but in this annual report, we refer to Lead Discovery as the process of identifying one or more small molecules with the desired activity against the identified targets. Leads can be identified through one or more approaches, which can depend on the target and what, if any, previous knowledge exists.

●	Lead Optimization: In this stage of the drug discovery process, the aim is to produce a preclinical drug candidate by maintaining the desired and favorable properties in the lead compounds, while repairing or reducing deficiencies in their structures. For example, to optimize the chemical structures to improve, among others, efficacy, reduce toxicity, improve metabolism, absorption and pharmacokinetic properties.

●	CTA-Enabling Studies: Includes all the essential studies such as GLP toxicology studies, pharmacology and efficacy, pharmacokinetics, in vitro metabolism, CMC studies, and the data of which are used for CTA submission.

●	IND-Enabling Studies: Includes all the essential studies such as GLP toxicology studies, pharmacology and efficacy, pharmacokinetics, in vitro metabolism, CMC studies, and the data of which are used for IND submission.

●	In vitro validation: At this stage, the efficacy and safety of a drug candidate are assessed at cellular levels.

●	In vivo validation: At this stage, the efficacy, safety and pharmacokinetic of a drug candidate are assessed in animal models.

●	IND Preparation and Submission: Preparation of a package of documents for different sections such as CMC, clinical, nonclinical, etc. and getting them reviewed, approved and final checked and followed by submission to regulatory agencies.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. Phase 1 includes the initial introduction of an investigational new drug into humans. These studies are closely monitored and may be conducted in patients but are usually conducted in healthy volunteer subjects. These studies are designed to determine the metabolic and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. Phase 1 studies also evaluate drug metabolism, structure-activity relationships, and the mechanism of action in humans. These studies also determine which investigational drugs are used as research tools to explore biological phenomena or disease processes. The total number of subjects included in Phase 1 studies varies with the drug, but is generally in the range of twenty to eighty.

●	Phase 2. Phase 2 includes the early controlled clinical studies conducted to obtain some preliminary data on the effectiveness of the drug for a particular indication or indications in patients with the disease or condition. This phase of testing also helps determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well-controlled, closely monitored, and conducted in a relatively small number of patients, usually involving several hundred people.

●	Phase 3. Phase 3 studies are expanded controlled and uncontrolled trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase 2, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug. Phase 3 studies are designed to provide an adequate basis for extrapolating the results to the general population and transmitting that information in the physician labeling. Phase 3 studies usually include several hundred to several thousand people.

Our non-therapeutics projects can be sub-divided into the following stages:

●	Development and Experimentation: Early development work for proof-of-concept.

●	Product Optimization: The practice of making changes or adjustments to a product to make it more desirable.

●	Clinical Validation: Confirming the performance of a technology using clinical/patient samples.

●	Pre-commercialization preparation: The logistics that need to be accomplished before commercialization.

●	Formulation: Preparation of a marketed dosage form from active ingredients and excipients/additives.

●	Commercialization: The process of introducing a new product or production method into commerce—making it available on the market.

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

PathsDx Test is currently undergoing Clinical Validation to confirm the performance of PathsDx Test using clinical/patient samples. PathsDx Test commenced clinical validations and will continue to undergo validations in parallel with its pre-commercialization process.

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

Two (2) US provisional patent applications and one (1) Singapore patent application was filed in 2021, but subsequently abandoned. In addition, one (1) US non-provisional patent application was filed on October 8, 2021 and we filed two (2) Paris Convention (PCT) applications on February 24, 2022, and January 7, 2023, respectively. Prior to the expiration of the first PCT applications, we filed national phase applications in 12 member states including Europe, PRC, Japan, Korea and eight (8) other jurisdictions. The claimed inventions are described as: “Unbiased And Simultaneous Amplification Method For Preparing A Double-Stranded DNA Library From A Sample Of More Than One Type Of Nucleic Acid” and “Method of Degrading Nucleic Acids and Associated Compositions.” Altogether, the PathsDx patent portfolio has five (5) US patents, one (1) European patent and one (1) Great Britain patent granted.

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

Employees

As of the date of this annual report, we have 1 full-time employees. Of these, 1 full-time are engaged in general and administrative functions. As of the date of this annual report, all of our employees are located in Asia. In addition, we have engaged and may continue to engage 5 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

This annual report includes consolidated financial statements for the years ended December 31, 2024, 2023, and 2022. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the changes in our results of operations for the years ended December 31, 2022, and 2021 has been omitted from this annual report, but may be found in “Item 5. Operating And Financial Review And Prospects” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023.

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

The Company now focuses all of its efforts on R&D and therefore no longer performs any therapeutic services. While the Company may commence therapeutic services in the future, as of December 31, 2024 and the date hereof, it only operates in one segment.

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

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

●	Selectively expanding our portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

●	Collaborating with leading academic institutions and CROs;

●	Expanding our in-house pharmaceutical development center;

●	Leveraging our management’s expertise, experience, and commercial networks;

●	Obtaining and leveraging government grants to fund project development.

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

Proposed Merger and Subsequent Termination of Merger Agreement

On March 1, 2024, we entered into an Agreement and Plan of Merger with YOOV Group Holding Limited, a company organized under the laws of British Virgin Islands (“YOOV”), pursuant to which YOOV was to become one of our wholly owned subsidiaries. However, on October 25, 2024, the parties to the Agreement and Plan of Merger entered into a termination agreement (the “Termination Agreement”), pursuant to which the parties agreed to terminate the Agreement and Plan of Merger on the date thereof (the “Termination Date”), and such agreement became null and void and of no further force or effect.

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

Registered Direct Offering

On January 2, 2025, the Company entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain non-affiliated institutional investors pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company, par value $0.00001 per share at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000 (the “Offering”).

The Company agreed in the Securities Purchase Agreement that, subject to certain exceptions, for thirty (30) calendar days following the closing of the Offering (the “Standstill Period”), it would not (i) issue, or enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares, or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares (the “Ordinary Share Equivalents”), or (ii) file any registration statement or amendment or supplement thereto, other than the Prospectus Supplement contemplated in the Securities Purchase Agreement and the filing of a registration statement on Form S-8 in connection with any employee benefit plan. In addition, during the Standstill Period, subject to certain exceptions, the Company is prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of Ordinary Shares or Ordinary Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction (as defined in the Securities Purchase Agreement).

Private Placement Offerings

Sales of convertible notes

On December 9, 2022, the Company entered into a securities purchase agreement with Aenco Technologies Limited (“Aenco”). Pursuant to the securities purchase agreement, Aenco is purchasing a convertible note in the original principal amount of $3,000,000 (the “Dec 2022 Note”). The Dec 2022 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at Aenco’s option. The Dec 2022 Notes have a maturity date of 12 months subject to the Aenco’s extension, a bullet interest rate of 7% per annum, and a conversion price of $12.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the Dec 2022 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. In April 2023, Aenco transferred the whole Dec 2022 Note to two external investors, and the two external investors fully converted the Dec 2022 Note into 250,000 Class A Ordinary Shares.

On June 28, 2023, the Company entered into a securities purchase agreement with 4 investors. Pursuant to the securities purchase agreement, the investors are purchasing a convertible note in the original principal amount of $3,000,000 (the “June 2023 Note”). The whole proceeds from the June 2023 Note were used to settle a related party loan. The June 2023 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at the Note holder option. The June 2023 Notes have a maturity date of 12 months subject to the investors extension, a bullet interest rate of 7% per annum, and a conversion price of $3.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the June 2023 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. Immediately following the issuance of June 2023 Note, the June 2023 Note was fully converted into 1,000,000 Class A Ordinary Shares.

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

Legal Proceedings

On December 16, 2024, the Company received a letter from Carey Olsen with a Summons with Notice dated September 3, 2024, taken out by Karen Cheung (a/k/a Wing TSZ Cheung) as plaintiff against, among others, the Company as defendant in the Supreme Court of the State of New York County of New York, in relation to an action to recover financial losses sustained by the plaintiff (the “Case”). The Case is at the very early stages of litigation and although we intend to defend the lawsuit, there can be no assurance regarding the ultimate outcome of this case. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth, and cash flows.

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

Research and development expenses incurred totaled $2.2 million, $5.2 million, and $9.2 million for the years ended December 31, 2024, 2023 and 2022, respectively, representing approximately 55.7%, 46.6%, and 49.0% of our total operating expenses for the respective period.

We have been able to fund the research and development expenses for our drug candidates through a range of sources, including the proceeds raised from our public offering and follow-on offerings on Nasdaq, private placement to other investors and line of credit facilities from shareholders, related parties, and banks.

This diversified approach to funding allows us to not depend on any one method of funding for our research and development activities, thereby reducing the risk that sufficient financing will be unavailable as we continue to accelerate the development of our drug candidates.

RESULTS OF OPERATIONS

Results of Operations for the Years ended December 31, 2024, and 2023

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

The following table summarizes our results of operations for the years ended December 31, 2024, and 2023.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue
Healthcare services income	$-	$431,378

Operating expenses
Cost of healthcare services	-	(420,812)
Research and development expenses	(2,195,161)	(5,198,329)
General and administrative fees	(669,486)	(1,930,637)
Legal and professional fees	(803,285)	(2,538,161)
Other operating expenses	(272,609)	(1,067,690)
Total expenses	(3,940,541)	(11,155,629)

Other (expense) income, net
Loss on investments in marketable securities, net	-	(9,266)
Unrealized gain from fair value change of the long-term investments, net	-	6,431,088
Impairment loss of long-term investment	(1,000,000)	(77,200)
Interest expense, net	(146,924)	(121,145)
Gain on disposal of subsidiaries	703	-
Government subsidies	928,461	123,015
Sundry income	564	36,784
Total other (expense) income, net	(217,196)	6,383,276

Net loss	(4,157,737)	(4,340,975)

Revenue

Healthcare services income was $nil and $431,378 for the years ended December 31, 2024, and 2023, which related to the service income derived from clinic. The decline in healthcare services income was attributed to the strategic decision to suspend clinic services in the second quarter of 2023. This was done to reallocate resources towards the development of the Company’s leading projects.

Cost of healthcare services

Cost of healthcare services was $nil and $420,812 for the years ended December 31, 2024, and 2023, which related to the cost incurred by clinic. The decline in cost of healthcare services was attributed to the strategic decision to suspend clinic services in the second quarter of 2023.

Research and development expenses

The following table sets forth a summary of our research and development expenses for the years ended December 31, 2024, and 2023. Before the Merger Agreement was terminated, we determined it was best to focus all of our attention and resources on completing the Merger and therefore paused the majority of our R&D activities during that time; following the termination of the Merger Agreement in the fourth quarter of fiscal 2024, we determined that searching for other business combination opportunities could maximize shareholder value, and R&D focused on non-lead products remain suspended.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Research and Development Expenses:
Contracted research organizations services	$166,972	$1,387,534
Sponsored research	39,972	17,149
Amortization and depreciation	251,567	1,071,455
Consultation	44,872	1,207,188
Loss on impairments of an intangible asset	128,128	519,497
Impairment of properties, plant and equipment	1,421,782	-
Payroll expenses	-	363,139
Other R&D expenses	141,868	632,367
Total Research and Development Expenses	$2,195,161	$5,198,329

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2024, and 2023. The decrease in general and administrative fees was primarily attributable to the streamlining of our operations to focus on preparation for the Merger, which has since been abandoned.

	Year Ended December 31, 2024	Year Ended December 31, 2023
General and Administrative Fees:
Payroll expenses	$208,348	$893,437
Rent and rates	97,253	213,701
Travelling expenses	205	59,874
Amortization and depreciation	3,480	53,799
Insurance	335,616	474,746
Advertising and marketing expenses	-	48,982
Write-off of prepayment and other receivables	9,782	-
Other expenses	14,802	186,098
Total General and Administrative Fees	$669,486	$1,930,637

Legal and professional fees

For the years ended December 31, 2024, and 2023, the legal and professional fees were $803,285 and $2,538,161, respectively. The decrease in legal and professional fees was primarily attributed to the lack of non-routine activities that were present in the same period last year, such as the implementation of reverse stock split, and amendments to the memorandum and articles of association. The absence of such non-routine exercises in the current period has resulted in a decrease in legal and professional fees.

Other operating expenses

For the years ended December 31, 2024, and 2023, the other operating expenses was $272,609 and $1,067,690, respectively. The decrease in other operating expenses was primarily due to the decrease in impairment loss of long-lived assets since the majority of long-lived assets were impaired in prior year and no such large impairment in current year.

Other (expense) income, net

For the years ended December 31, 2024, and 2023, the other expense, net, was $217,196 and other income, net, was $6,383,276, respectively. The changes from other income in 2023 to other expense in 2024 was mainly due to there was a one-off unrealized gain from fair value change of the long-term investments, amounted to $6.4 million in prior year, which there are no such gain in current year.

Net loss attributable to Aptorum Group Limited

For the years ended December 31, 2024, and 2023, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $4,267,806 and $2,824,647, respectively.

Results of Operations for the Years ended December 31, 2023, and 2022

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

The following table summarizes our results of operations for the years ended December 31, 2023, and 2022.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue
Healthcare services income	$431,378	$1,295,889

Operating expenses
Cost of healthcare services	(420,812)	(1,215,824)
Research and development expenses	(5,198,329)	(9,219,595)
General and administrative fees	(1,930,637)	(5,220,405)
Legal and professional fees	(2,538,161)	(2,888,140)
Other operating expenses	(1,067,690)	(261,038)
Total expenses	(11,155,629)	(18,805,002)

Other income, net
Loss on investments in marketable securities, net	(9,266)	(134,134)
Unrealized gain from fair value change of the long-term investments, net	6,431,088	6,108,872
Impairment loss of long-term investment	(77,200)	(520,821)
Interest (expense) income, net	(121,145)	146,588
Government subsidies	123,015	335,499
Sundry income	36,784	48,007
Total other income, net	6,383,276	5,984,011

Net loss	(4,340,975)	(11,525,102)

Revenue

Healthcare services income was $431,378 and $1,295,889 for the years ended December 31, 2023, and 2022, which related to the service income derived from clinic. The decline in healthcare services income was attributed primarily to the decision to terminate clinic services in the second quarter of 2023. This was done to reallocate resources towards the development of the Company’s leading projects.

Cost of healthcare services

Cost of healthcare services was $420,812 and $1,215,824 for the years ended December 31, 2023, and 2022, which related to the cost incurred by clinic. The decline in cost of healthcare services was aligned with the decline in revenue when compared to last period.

Research and development expenses

The following table sets forth a summary of our research and development expenses for the years ended December 31, 2023, and 2022. As a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects, there was a notable decrease in the utilization of external consultants and full impairment of patents related to these non-lead projects. Moreover, the payroll expenses for research and development staff decreased as a result of the reversal of deferred cash bonus payables to employees and consultants, and reduction of employees during current period. The reversal was due to the Group’s agreements with employees and consultants to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

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

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2023, and 2022. The decrease in general and administrative fees was primary due to the reversal of deferred cash bonus payables to employees and reduction of employees during current period. The reversal was due to the Group’s agreements with employees to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

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

Legal and professional fees

For the years ended December 31, 2023, and 2022, the legal and professional fees were $2,538,161 and $2,888,140, respectively. The decrease in legal and professional fees was mainly due to less consulting services engaged during 2023 as a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects.

Other operating expenses

For the years ended December 31, 2023, and 2022, the other operating expenses was $1,067,690 and $261,038, respectively. The increase in other operating expenses was primarily due to impairment losses of long-lived assets during current period, such as right-of-use assets, which resulted from the decision to terminate clinic services in the second quarter of 2023, and allowance of credit losses for amount due from related parties, which results from the decision to suspend non-lead projects owned by the related party.

Other income, net

For the years ended December 31, 2023, and 2022, the other income, net was $6,383,276 and $5,984,011, respectively. The increase in other income, net was mainly due to the increase in unrealized gain from fair value change of the long-term investments, net.

Net loss attributable to Aptorum Group Limited

For the years ended December 31, 2023, and 2022, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $2,824,647 and $9,799,560, respectively.

B. Liquidity and capital resources

The Group reported a net loss of $4,157,737 and net operating cash outflow of $1,189,734 for the year ended December 31, 2024. In addition, the Group had an accumulated deficit of $72,429,528 as of December 31, 2024. On January 2, 2025, the Group entered into a certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Group sold 1,535,000 Class A Ordinary Shares of the Group, par value $0.00001 per share at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

If the Group is unable to generate sufficient funds to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of these consolidated financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from banks and other financial institutions or private lender; and
●	equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Condensed Summary of Cash Flows for the Years Ended December 31, 2024, and 2023

	Year Ended December 31, 2024	Year Ended December 31, 2023
Net cash used in operating activities	$(1,189,734)	$(7,724,364)
Net cash provided by investing activities	58,621	624,767
Net cash provided by financing activities	-	4,092,068
Net decrease in cash and cash equivalents	(1,131,113)	(3,007,529)

Operating activities

Net cash used in operating activities amounted to $1.2 million and $7.7 million for the years ended December 31, 2024, and 2023. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on the previously anticipated Merger.

Investing activities

Net cash used in investing activities amounted to $0.1 million and $0.6 million for the years ended December 31, 2024, and 2023. The decrease in net cash provided by investing activities was due to the decrease in cash received from related parties for loan repayment by $0.6 million.

Financing activities

Net cash provided by financing activities amounted to $nil and $4.1 million for the year ended December 31, 2024, and 2023. The decrease in net cash inflow from financing activities is attributed to the absence of financing activities during the period, as the Company was solely focused on the previously anticipated Merger.

Condensed Summary of Cash Flows for the Years Ended December 31, 2023 and 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
Net cash used in operating activities	$(7,724,364)	$(12,318,965)
Net cash provided by investing activities	624,767	2,444,896
Net cash provided by financing activities	4,092,068	6,625,462
Net decrease in cash and cash equivalents and restricted cash	(3,007,529)	(3,248,607)

Operating activities

Net cash used in operating activities amounted to $7.7 million and $12.3 million for the years ended December 31, 2023, and 2022. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on its lead projects.

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

CAPITAL EXPENDITURES

Our capital expenditures were $nil, $3,000 and $0.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2024.

	Payment Due by Period
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	122,114	97,541	24,573	-
Debt obligations	3,360,000	3,360,000	-	-
Total	3,482,114	3,457,541	24,573	-

Operating lease commitments

We have an operating lease for laboratory as of December 31, 2024. Operating lease commitments reflect our obligation to make payments under these operating leases.

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

CONTINGENT PAYMENT OBLIGATIONS

As of December 31, 2024, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are due upon achievements of specific conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amounts of the contingent milestone payments that the Group is required to pay up to different achievements of conditions and milestones under all license agreements in effect as of December 31, 2024, are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$30,000
From entering phase 1 to before first commercial sale	2,120,000
First commercial sale	1,600,000
Net sales amount more than certain threshold in a year	14,000,000
Subtotal	$17,750,000

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$146,417
$17,896,417

For the years ended December 31, 2024, 2023 and 2022, the Group incurred $61,123, $50,000 and $nil milestone payments under license agreements, respectively. For the years ended December 31, 2024, 2023 and 2022, the Group did not incur any royalties or research and development funding, respectively.

C. Research and Development, Patents and Licenses, etc.

As of the date of this annual report, the Company has 2 exclusively licensed technologies in the area of infectious diseases, and diagnostics. In addition, the Company is actively developing 1 proprietary technology.

For the years ended December 31, 2024, 2023, and 2022, the Group incurred $2,195,161, $5,198,329, and $9,219,595, respectively, on research and development expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2024, that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.

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

In August 2024, Mr. Martin Siu resigned from his position as Head of Finance of Aptorum Group due to personal reason. Mr. K.K. Wong (“Mr. Wong”) has replaced Mr. Siu as the Company’s Head of Finance since August 2024.

In October 2024, Dr. Mirko Scherer and Mr. Charles Bathurst resigned from their position as directors of Aptorum Group Limited’s Board of Directors, due to personal reasons. As a result of the resignations, Mr. Douglas Arner will assume Mr. Bathurst’s role as Chair of our Audit Committee.

Name	Age	Position
Executive Officers
Ian Huen	45	Founder, Chief Executive Officer and Executive Director
K.K. Wong	69	Head of Finance
Non-Management Directors
Justin Wu	55	Independent Non-Executive Director and Chair of Compensation Committee
Douglas Arner	55	Independent Non-Executive Director and Chair of Nominating and Corporate Governance Committee and Audit Committee

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

MR. K.K WONG, Head of Finance

Mr. K.K. Wong is the Head of Finance of Aptorum Group Limited since August 2024. Mr. Wong has over twenty-eight years of banking experience specializing in credit, marketing, and management role in the Greater China region. Past roles that Mr. Wong has served includes being the General Manager at the Industrial & Commercial Bank of China (Macau) for 5 years, Deputy General Manager at Credit Agricole CIB Bank in Hong Kong for 5 years, and various senior roles in Hong Kong at BNP Paribas for over 16 years. Mr. Wong holds a degree in Master of Business Administration from Bangor University, United Kingdom, in cooperation with Alliance Manchester Business School, United Kingdom. He is an associate of LIBF, CGI and HKCGI and has also been awarded the CGP qualification. Additionally, Mr. Wong is a member of Institute of Certified Management Account (ICMA, Australia), Fellow of Institute of Financial accountants (FFA), Fellow of Institute of Public accountant, Australia (FIPA) and an International Affiliate Member of the Hong Kong Institute of Certified Public Accountants (HKICPA).

Non-Executive Directors

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

PROFESSOR DOUGLAS ARNER

Professor Douglas W. Arner is an Independent Non-Executive Director of Aptorum Group Limited. Douglas is the Kerry Holdings Professor in Law and Director and co-founder of the Asian Institute of International Financial Law at the University of Hong Kong, as well as Faculty Director and co-founder of the LLM in Compliance and Regulation, LLM in Corporate and Financial Law, and Law, Innovation, Technology and Entrepreneurship (LITE) Programmes. He served as Head of the HKU Department of Law from 2011 to 2014 and as Co-Director of the Duke University-HKU Asia-America Institute in Transnational Law from 2005 to 2016. Douglas has published eighteen books and more than 200 articles, chapters and reports on international financial law and regulation, most recently Reconceptualising Global Finance and its Regulation (Cambridge 2016) (with Ross Buckley and Emilios Avgouleas) and The RegTech Book (Wiley 2019 (Janos Barberis and Ross Buckley). His recent papers are available on SSRN at https://papers.ssrn.com/sol3/cf_dev/AbsByAuth.cfm?per_id=524849, where he is among the top 75 authors in the world by total downloads. Professor Arner led the development of Introduction to FinTech – launched with edX in May 2018 and now with over 80,000 learners spanning the world – and the foundation of the edx-HKU Online Professional Certificate in FinTech. He is a Senior Visiting Fellow of Melbourne Law School, University of Melbourne, a non-executive director of NASDAQ and Euronext listed Aptorum Group and an Advisory Board Member of the Centre for Finance, Technology and Entrepreneurship (CFTE). Professor Arner was an inaugural member of the Hong Kong Financial Services Development Council (2013-2019) and has served as a consultant with, among others, the World Bank, Asian Development Bank, APEC, Alliance for Financial Inclusion, and European Bank for Reconstruction and Development. He has lectured, co-organized conferences and seminars and been involved with financial sector reform projects around the world. Professor Arner has been a visiting professor or fellow at Duke, Harvard, the Hong Kong Institute for Monetary Research, IDC Herzliya, McGill, Melbourne, National University of Singapore, University of New South Wales, Shanghai University of Finance and Economics, and Zurich, among others. Professor Arner is the Senior Regulatory & Strategic Advisor of Aeneas Group, a multi-disciplinary financial services institution with technology-driven growth initiatives.

He holds a BA from Drury College (where he studied literature, economics and political science) in 1992, a JD (cum laude) from Southern Methodist University in 1995, an LLM (with distinction) in banking and finance law from the University of London (Queen Mary College) in 1996, and a PhD from the University of London in 2005.

B. Compensation of Executive Directors and Executive Officers

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in fiscal 2023 to each of the following named executive officers. The total amount was $0.1 million in 2024. This amount does not include business travel, relocation, professional and business association dues, and expenses reimbursed to such persons, and other benefits commonly reimbursed or paid by companies in our industry. (See “Item 6. Directors, Senior Management and Employees – E. Share Ownership”)

In accordance with mutual agreements reached with the board of directors, Mr. Ian Huen has agreed to forgo their monthly remuneration effective July 1, 2023 until further notice. Before the suspension of remuneration, Mr. Ian Huen had a monthly remuneration of $27,333.

In August 2024, Mr. Martin Siu resigned from his position as Head of Finance of Aptorum Group due to personal reason. Mr. K.K. Wong (“Mr. Wong”) has replaced Mr. Siu as the Company’s Head of Finance since August 2024. As of this time, Mr. Wong does not receive any remuneration, and it is subject to change based on subsequent discussions between the Company and Mr. Wong.

In October 2024, Dr. Mirko Scherer and Mr. Charles Bathurst resigned from their position as directors of Aptorum Group Limited’s Board of Directors, due to personal reasons. As a result of the resignations, Mr. Douglas Arner will assume Mr. Bathurst’s role as Chair of our Audit Committee.

The base salary of all directors and senior officer remains unchanged in 2024.

Name and Principal Position	Fiscal Year	Salary ($) (1)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Ian Huen (2) (CEO)	2024	-	-	-	-	-	-	-

K.K. Wong (3) (Head of Finance)	2024	-	-	-	-	-	-	-

Martin Siu (4) (former Head of Finance)	2024	62,820	-	-	-	-	-	62,820

(1)	The Appointment Letters provide salaries in HKD; for purposes of this table, we used a conversion ratio of HKD7.80 to USD1.00 to determine the salary in USD.

(2)	Mr. Huen is the founder of Aptorum Group, and was re-appointed as Chief Executive Officer and Executive Officer in November 2023. He was previously appointed as non-executive director from June 2022 to November 2023, and appointed as the Chief Executive Officer and Executive Director from October 2017 to May 2022.

(3)	Mr. Wong was appointed as Head of Finance of Aptorum Group from August 2024.

(4)	Mr. Siu served as the Head of Finance from July 2022 to August 2024.

Compensation of Non-executive Directors

The following table sets forth information for the fiscal year ended December 31, 2024, regarding the compensation of our non-executive directors who at December 31, 2024, were not also named executive officers.

In accordance with mutual agreements reached with the board of directors, Mr. Charles Bathurst, Dr. Mirko Scherer, Professor Justin Wu and Professor Douglas Arner have consented to suspend their monthly remuneration from September 1, 2023 until further notice.

In October 2024, Dr. Mirko Scherer and Mr. Charles Bathurst resigned from their position as directors of Aptorum Group Limited’s Board of Directors, due to personal reasons.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Justin Wu (1)	-		-	-	-	-	-	-
Douglas Arner (2)	-		-	-	-	-	-	-
Charles Bathurst (3)	15,835	(4)	-	-	-	-	-	15,835
Mirko Scherer (5)	10,558		-	-	-	-	-	10,558

(1)	Professor Wu was appointed as one of our directors as of October 2017 and is entitled to receive $31,673 annually for his combined services as a director and a committee member effective from January 1, 2022.

(2)	Professor Arner’s appointment as one of our directors became effective as of April 1, 2018, and is entitled to receive $31,673 annually for his combined services as a director and a committee member effective from January 1, 2022.

(3)	Mr. Bathurst was appointed as one of our directors as of October 2017 and is entitled to receive $50,676 annually for his combined services as a director and a committee member effective from January 1, 2022. In October 2024, Mr. Bathurst resigned from his position as director of Aptorum Group Limited’s Board of Directors and received GBP12,668 as his final compensation.

(4)	Mr. Bathurst’s appointment Letter provides his salary in GBP. For purposes of this table, we used a conversion ratio of GBP0.8 to USD1.00 to determine his salary in USD; however, the ultimate amount paid is based on the actual rate as of the relevant pay day at the end of each month.

(5)	Dr. Scherer was appointed as one of our directors as of October 2017 and is entitled to receive $31,673 annually for his services as a director effective from January 1, 2022. In October 2024, Dr. Scherer resigned from his position as director of Aptorum Group Limited’s Board of Directors and received $10,558 as his final compensation.

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

53,694 options were granted on March 16, 2020 to directors, employees, external consultants and advisors of the Group. One-half of each option grant vests on January 1, 2021 and expires on December 31, 2031 and the other half vests on January 1, 2022, and expires on December 31, 2032. The exercise price is $29.9 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date.

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

75,235 options were granted on March 11, 2021 to directors, employees, external consultants and advisors of the Group with an exercise price of $27.6 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 36,796 options vest on January 1, 2022, and expire on December 31, 2032; 36,808 options vest on January 1, 2023 and expire on December 31, 2033; 906 options vest on June 8, 2021 and expire on June 7, 2032; and 725 options vest on July 14, 2021 and expire on July 13, 2032.

153,146 options were granted on March 8, 2022, to directors, employees, external consultants and advisors of the Group with an exercise price of $13.4 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 74,881 options vest on January 1, 2023, and expire on December 31, 2033; 74,906 options vest on January 1, 2024, and expire on December 31, 2034; 1,866 options vest on June 8, 2022, and expire on June 7, 2033; and 1,493 options vest on July 14, 2022, and expire on July 13, 2033.

On March 31, 2023, we entered into exchange agreements and cancelled 177,667 existing vested and unvested share options held by related parties option holders and cancelled our obligations for deferred cash bonus payables of $3.1 million by granting of 403,820 share options (“New Options”) with 6 months vesting period. The New Options’ exercise price was $2.68 per share, which was based on the last closing price of the shares traded on the NASDAQ stock exchange on the grant date. All options fully vested on October 1, 2023, and expires on September 30, 2033. On March 31, 2023, we entered into supplemental agreements with the same related parties option holders to provide additional cash compensation to cover the exercise price of the New Options. On March 31, 2023, we entered into exchange agreements and cancelled 70,428 existing vested and unvested share options held by non-related parties option holders and cancelled our obligations for deferred cash bonus payables of $1.6 million by issuance of 70,430 fully vested Class A Ordinary Shares. We accounted for this exchange for both related parties and non-related parties share option holders as a modification to share based compensation which required the remeasurement of existing share options value at the time of the modification. The total incremental cost as a result of the modification was $0.7 million.

In line with Nasdaq requirements, we have established a clawback policy which, subject to limited exceptions, requires that any incentive compensation (including both cash and equity compensation) paid to any current or former executive officer on or after October 2, 2023, is subject to recoupment if (i) the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements, without regard to any fault or misconduct; and (ii) that noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement. A copy of our clawback policy has been filed as Exhibit 97.1 to this annual report on Form 20-F.

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

Audit Committee

Douglas Arner and Justin Wu currently serve on the audit committee, which is chaired by Douglas Arner. Our Board of Directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Capital Market. The audit committee’s responsibilities include:

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

Audit Committee Financial Expert

We have one financial expert as of the date of this report. Our Board of Directors has determined that Douglas Arner, Chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of The NASDAQ Capital Market.

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

Name & Class	Positions	Expiration of Director Term/Re-Election Year

Class III

Ian Huen	Chief Executive Officer & Executive Director	2027

Class II

Not applicable

Class I

Justin Wu	Independent Non-Executive Director	2026

Douglas Arner	Independent Non-Executive Director	2026

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

Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our group all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts, and trade secrets.

D. Employees

As of the date of this annual report, we have 1 full-time employees. Of these, 1 full-time are engaged in general and administrative functions. As of the date of this annual report, all of our employees are located in Asia. In addition, we have engaged and may continue to engage 8 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 5,346,823 Class A Ordinary Shares and 1,796,934 Class B Ordinary Shares outstanding as of the date of this annual report.

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

Unless otherwise indicated, the business address of each of the  individuals is 17 Hanover Square, London, W1S 1BN, United Kingdom.

Name and Address of Beneficial Owner	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Percentage of Total Class A and Class B Ordinary Shares(1)	Percentage of Total Voting Power(2)
Ian Huen(3)	1,900,244	1,606,147	48.71%	87.17%
K.K. Wong	-	-	-	-
Justin Wu	*	-	*	*
Douglas Arner	*	-	*	*
All directors and executive officers as a group (4 persons)	1,942,140	1,606,147	49.29%	87.19%

5% Beneficial Owner
Jurchen Investment Corporation(3)	1,762,585	1,606,147	39.46%	87.10%
CGY Investments Limited(4)	533,575	-	7.47%	0.29%
L1 Capital Global Opportunities Master Fund, Ltd.	383,750	-	5.37%	0.21%

*	Less than 1% of total outstanding Ordinary Shares on an as converted basis.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of Class A Ordinary Shares and Class B Ordinary Shares, and the number of Class A Ordinary Shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. Following the IPO, each Class B Ordinary Share can be converted at any time on a one-for-one basis into Class A Ordinary Shares at the discretion of the holder.

(2)	For each person and group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group with respect to all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares as one single class. Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to one hundred votes per share on all matters subject to a shareholders’ vote.

(3)	Includes 370,308 Class A Ordinary Shares owned by Jurchen, warrants held by Jurchen to purchase 54,054 Class A Ordinary Shares, convertible notes held by Jurchen to convert 1,338,223 Class A Ordinary Shares, 137,659 Class A Ordinary Shares owned by Mr. Huen, and 1,606,147 Class B Ordinary Shares owned by Jurchen. Jurchen Investment Corporation, is a company wholly owned by Mr. Huen. Mr. Huen maintains sole voting control over the shares held by Jurchen, the principal office address of which is at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

(4)	CGY Investments Limited is 50% held by Seng Fun Yee, 25% held by Mandy Lui and 25% held by Adrian Lui (all of whom are related to our former CEO, Mr. Darren Lui). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Includes 533,575 Class A Ordinary Shares held by CGY Investments Limited.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Lines of Credit

On August 13, 2019 (the “Effective Date”), Aptorum Therapeutics Limited (“ATL”), one of our wholly owned subsidiaries, entered into two separate Promissory Notes and Line of Credit Agreements (the “Agreements”) with Aeneas Group Limited and Jurchen Investment Corporation (“Jurchen”). The Aeneas Group Limited Agreement and Jurchen Agreement provide ATL with a line of credit up to twelve million dollars ($12,000,000) and three million dollars ($3,000,000), respectively (collectively, the “Line of Credit”), representing the maximum aggregate amount of the advances of funds from the Line of Credit that may be outstanding at any time under the Line of Credit (the “Principal Indebtedness”). ATL may draw down from the Line of Credit at any time through the day immediately preceding the third anniversary of the Effective Date (the “Maturity Date”). As of the date of this annual report, the Jurchen Agreement is matured, and the maturity of Aeneas Group Limited Agreement is extended for additional three years and will be matured on August 12, 2025. Interest is payable on the outstanding Principal Indebtedness at the rate of eight percent (8%) per annum, payable semi-annually in arrears on February 12 and August 12 in each year. ATL may pre-pay in whole or in part, the Principal Indebtedness of the Line of Credit, and all interest accrued at any time prior to the Maturity Date, without penalty. Under the Agreements, in addition to certain standard covenants, we are also not permitted, without the prior written consent of Aeneas Group and Jurchen to (i) liquidate, dissolve or wind-up our business and affairs; (ii) effect any merger or consolidation transaction; (iii) sell, lease, transfer, license or otherwise dispose, in a single transaction or series of related transactions, all or substantially all of our assets; or (iv) consent to any of the foregoing. The Agreements are subject to standard events of default, which if not cured within the agreed upon cure period, permits Aeneas Group Limited or Jurchen, as applicable, to declare the outstanding Principal Indebtedness immediately due and payable, to exercise any other remedy provided for in the Agreements or any other right available to Aeneas Group Limited or Jurchen as provided at law or in equity. Jurchen and Aeanas Group Limited also maintain the right to set-off during the term of the Agreements. As of the date of this annual report, the Company has not drawn down from the Line of Credit.

On January 13, 2022, the Group entered a line of credit facility with Libra to provide up to a total $1 million in line of credit debt financing for its daily operation The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. As of the date of this annual report, $0.5 million is outstanding from Libra Sciences Limited. For the year ended December 31, 2023 and December 31, 2024, the Group has assessed that the amounts due from Libra Science Limited and its subsidiary are potentially unrecoverable, an allowance for credit loss amounting to $0.5 million and $1,184 has been recognized for the year ended December 31, 2023 and December 31, 2024.

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

On January 2, 2025, the Company entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company (the “Shares”), par value $0.00001 per share (the “Ordinary Shares”) at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000 (the “Offering”). The Company agreed in the Securities Purchase Agreement that, subject to certain exceptions, for thirty (30) calendar days following the closing of the Offering (the “Standstill Period”), it would not (i) issue, or enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares, or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares (the “Ordinary Share Equivalents”), or (ii) file any registration statement or amendment or supplement thereto, other than the Prospectus Supplement contemplated in the Securities Purchase Agreement and the filing of a registration statement on Form S-8 in connection with any employee benefit plan. In addition, during the Standstill Period, subject to certain exceptions, the Company is prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of Ordinary Shares or Ordinary Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction (as defined in the Securities Purchase Agreement). The transaction was completed on January 3, 2025.

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

ACC Medical Limited

We entered into a consulting agreement with ACC Medical Limited (“ACC”) effective on December 1, 2020. Pursuant to this agreement, ACC shall provide certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development; ACC Medical Limited is initially entitled to receive HK $101,542 (approximately $13,018) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$143,200 (approximately US$18,359 per month) effective from March 1, 2022. During the year ended December 31, 2023, and 2022, ACC Medical Limited also received $28,615 and $23,275 one-off compensation respectively. The agreement was terminated on June 30, 2023. ACC is wholly owned by Dr. Clark Cheng, who is also the sole director of ACC, the Group’s former Chief Medical Officer and Executive Directors.

Administrative Management Services

Libra Sciences Limited

On January 1, 2022, the Group entered into an administrative management services agreement with Libra Sciences Limited. According to the agreement, the Group will provide documentation and administrative services, include but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. The Group is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the expiry date on December 31, 2023. The Group and Libra Sciences Limited mutually agreed to terminate the administrative management service agreement effective as of March 31, 2023.

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

Effective on August 8, 2024, we appointed Mr. Wong as our Head of Finance. Under the appointment letter, the appointment carry no remuneration but is subject to change based on subsequent discussion between Mr. Wong and the Company. The appointment letter can be earlier terminated by either party with one-month’ written notice.

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

On December 16, 2024, the Company received a letter from Carey Olsen with a Summons with Notice dated September 3, 2024, taken out by Karen Cheung (a/k/a Wing TSZ Cheung) as plaintiff against, among others, the Company as defendant in the Supreme Court of the State of New York County of New York, in relation to an action to recover financial losses sustained by the plaintiff (the “Case”). The Case is at the very early stages of litigation and although we intend to defend the lawsuit, there can be no assurance regarding the ultimate outcome of this case. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth, and cash flows.

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

As of the date hereof, the authorized share capital of the Company is $100,000,000.00, divided into 9,999,996,000,000 Class A Ordinary Shares with a nominal or par value of $0.00001 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of $0.00001 each. As of the date hereof, 4,950,322 Class A Ordinary Shares and 1,796,934 Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid.

At the February 21, 2023, special extraordinary meeting of shareholders, the shareholders approved by a special resolution an amendment and restatement of the Company’s Second Amended and Restated Memorandum and Articles of Association (the “M&A”) in the form of the Third Amended and Restated Memorandum and Articles of Association,  to reflect (i) the merger between the Company and Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company would be the surviving company (the “Merger”) pursuant to a plan of merger, which also forces a change in par value to Ordinary Shares of the Company from USD10 to USD0.00001 (the “Plan of Merger”); (ii) the voting rights of the Class B Ordinary Shares be increased from 10 votes per share to 100 votes per share; (iii) a staggered board of directors consisting of three (3) classes, such that only one (1) class is subject to re-election each year; (iv) to increase the number of Class A Ordinary Shares authorized; (v) reducing the vote required for class consent from two-thirds (2/3) to a simple majority; and (vi) to decrease the number of days for effective service by post to shareholders from 14 days to 3 days (collectively, the “Amendments of M&A”) and that the Third Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing M&A with effect from February 21, 2023, which is the date of the registration of the Merger with the Registrar of Companies of the Cayman Islands.

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

Due to the amount of cash and cash equivalents and investments that we had on hand during our year ending December 31, 2024, we believe that we were classified as a PFIC for that tax year. Depending on the future composition and value of our assets, we may be classified as a PFIC for future years.

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

Information with Respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information relating to the Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their purchase, ownership, and disposition of the Class A Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed the Registration Statement with the SEC.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge, and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Currency risk sensitivity analysis

At December 31, 2024, and 2023, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since the Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

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

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial accounting officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our chief executive officer and chief financial accounting officer concluded that our disclosure controls and procedures, as of December 31, 2024, were not effective at the reasonable assurance level due to the material weakness described below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Accounting Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

In connection with the previous audit of our financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2024.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have one financial expert as of the date of this report. Our Board of Directors has determined that Douglas Arner, Chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of The NASDAQ Capital Market. Douglas Arner is “independent” as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Capital Market.

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

	For the years ended December 31,
	2024	2023
	(In thousand)
Audit fees	$308	$363
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$308	$363

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

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to other matters not reported under “Audit fees,” “Audit-related fees” and “Tax fees”.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Not applicable.

Item 16K. CYBERSECURITY

Our business activity to date has been focusing on the healthcare field and have not yet adopted formal cybersecurity risk management programs or formal processes for assessing cybersecurity risks. We understand the importance of managing material risks from cybersecurity threats and are committed, as part of our continuing growth, to implementing and maintaining an adequate information security program to manage such risks and safeguard our systems and data.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Aptorum Group Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Articles of Association, as amended (21)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (21)
2.2	Form of Underwriter’s Warrant+++
2.3	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended (21)
2.4	Form of Warrant+
4.1	Form of Underwriting Agreement+++
4.2	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017*
4.3	Appointment letter between the Company and Ian Huen (Non-Executive Director), dated May 27, 2022 (21)
4.4	Appointment letter between the Company and Ian Huen (Executive Director), dated November 20, 2023 (25)
4.5	Reserved.
4.6	Reserved.
4.7	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017*
4.8	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018*
4.9	2017 Share Option Plan, as amended (15)
4.10	Service Agreement Between Covar Pharmaceuticals Incorporated and Videns Incorporation Limited*
4.11	Exclusive Patent License Agreement for ALS-4 dated October 18, 2017(3)
4.12	First Amendment to Exclusive License Agreement for ALS-4 dated June 7, 2018*
4.13	Second Amendment to Exclusive License Agreement for ALS-4 dated July 10, 2019(6)
4.14	Exclusive License Agreement for ALS-4 dated January 11, 2019(4)

4.15	Master Collaboration Agreement by and between the Company, A*ccelerate Technologies Pte. Ltd, and AENEAS CAPITAL LIMITED dated April 24, 2019(1)
4.16	Bond Repurchase Agreement dated April 24, 2019(1)
4.17	Form of Line of Credit Agreement (2)
4.18	Form of Promissory Note (2)
4.19	Form of Securities Purchase Agreement+
4.20	Evaluation Agreement with Illumina Inc. (portions of the exhibit have been omitted because they (i) are not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.) (7)
4.21	Placement Agency Agreement, dated February 25, 2020, between the Company and Alliance Global Partners (8)
4.22	Form of Securities Purchase Agreement (8)
4.23	Form of Warrant (8)
4.24	Form of Securities Purchase Agreement dates as of September 29, 2020, by and among the Company and the purchasers named therein (9)
4.25	Form of Warrant (9)
4.26	Form of Pre-Funded Warrant (9)
4.27	Form of Placement Agent Warrant (9)
4.28	Exclusive License Agreement with Accelerate Technologies Pte Ltd.’s dated September 25, 2020(11, 12)
4.29	Sales Agreement, dated March 26, 2021, between the Company and H.C. Wainwright (10)
4.30	Share Subscription and Shareholders Agreement dated as of September 25, 2020(11,12)
4.31	Private Placement Shares Purchase Agreement with Jurchen Investment Corporation (14)
4.32	Reserved.
4.33	Reserved.
4.34	Reserved.
4.35	Form of Securities Purchase Agreement (18)
4.36	Non-binding Letter of Intent (20)
4.37	Securities Purchase Agreement and Form of convertible note dated September 11, 2023 (22)
4.38	Securities Purchase Agreement dated June 28, 2023 (23)
4.39	Securities Purchase Agreement dated January 2, 2025 (24)
8.1	List of Subsidiaries (21)
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Marcum Asia CPAs LLP**
97.1	Policy for the Recovery of Erroneously Awarded Compensation (25)
99.1	Code of Business Ethics*
101.INS	Inline XBRL Instance Document**
101.SCH	Inline XBRL Taxonomy Extension Schema Document**
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) **

***	Furnished with this annual report on Form 20-F
**	Filed with this annual report on Form 20-F
*	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018
+++	Incorporated by reference to our Registration Statement Filed on Form F-1 on November 15, 2018
++	Incorporated by reference to our Current Report on Form 6-K filed on April 1, 2019
+	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020

(1)	Incorporated by reference to our Current Report on Form 6-K filed on April 24, 2019.

(2)	Incorporated by reference to our Current Report on Form 6-K filed on August 14, 2019.

(3)	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(4)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(5)	Incorporated by reference to our Annual Report on Form 20-F filed on April 15, 2019.

(6)	Incorporated by reference to our Annual Report on Form 20-F filed on April 29, 2020. Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

(7)	Incorporated by reference to our Current Report on Form 6-K filed on January 25, 2021; portions of the exhibit were omitted because they (i) are not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

(8)	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020.

(9)	Incorporated by reference to our Current Report on Form 6-K filed on October 2, 2020.

(10)	Incorporated by reference to our Current Report on Form 6-K filed on March 26, 2021.

(11)	Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) is the type that the registrant treats as private or confidential.

(12)	Incorporated by reference to our Annual Report on Form 20-F filed on April 19, 2021.

(13)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021.

(14)	Incorporated by reference to our Current Report on Form 6-K filed on May 26, 2021.

(15)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021.

(16)	Incorporated by reference to our Current Report on Form 6-K filed on July 11, 2022.

(17)	Reserved.

(18)	Incorporated by reference to our Current Report on Form 6-K filed on December 9, 2022.

(19)	Incorporated by reference to our Annual Report on Form 20-F/A filed on January 17, 2023.

(20)	Incorporated by reference to our Current Report on Form 6-K filed on March 27, 2023.

(21)	Incorporated by reference to our annual report on Form 20-F filed on April 28, 2023.

(22)	Incorporated by reference to our Current Report on Form 6-K filed on September 11, 2023.

(23)	Incorporated by reference to our Current Report on Form 6-K filed on June 30, 2023.

(24)	Incorporated by reference to our Current Report on Form 6-K filed on January 7, 2025.

(25)	Incorporated by reference to our Annual Report on Form 20-F filed on April 30, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aptorum Group Limited

Date: April 30, 2025	By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

Date: April 30, 2025	By:	/s/ Wong Kwok Kuen
Wong Kwok Kuen
Head of Finance
(Principal Financial Officer)

APTORUM GROUP LIMITED

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Aptorum Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptorum Group Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

April 30, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2024 and 2023

(Stated in U.S. Dollars, except for number of shares)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$874,238	$2,005,351
Accounts receivable	-	47,709
Amounts due from related parties, net	-	961
Other receivables and prepayments	85,316	422,071
Total current assets	959,554	2,476,092
Property and equipment, net	-	1,663,926
Operating lease right-of-use assets, net	-	182,057
Long-term investments, net	15,098,846	16,098,846
Intangible assets, net	-	147,347
Long-term deposits	71,823	71,823
Total Assets	$16,130,223	$20,640,091

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$79,644	$79,180
Accounts payable and accrued expenses	918,611	1,894,341
Operating lease liabilities, current	102,225	125,232
Convertible notes to a related party	3,238,500	-
Total current liabilities	4,338,980	2,098,753
Operating lease liabilities, non-current	14,182	99,485
Convertible notes to a related party	-	3,058,500
Total Liabilities	$4,353,162	$5,256,738

Commitments and contingencies		-

EQUITY
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 3,811,823 shares issued and outstanding as of December 31, 2024; 2,937,921 shares issued and outstanding as of December 31, 2023)	$37	$31
Class B Ordinary Shares ($0.00001 par value; 4,000,000 shares authorized, 1,796,934 shares issued and outstanding as of December 31, 2024; 2,243,776 shares issued and outstanding as of December 31, 2023)	18	22
Additional paid-in capital	93,474,825	93,018,528
Accumulated other comprehensive income (loss)	89,162	(10,623)
Accumulated deficit	(72,429,528)	(68,161,722)
Total equity attributable to the shareholders of Aptorum Group Limited	21,134,514	24,846,236
Non-controlling interests	(9,357,453)	(9,462,883)
Total equity	11,777,061	15,383,353
Total Liabilities and Equity	$16,130,223	$20,640,091

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For Years Ended December 31, 2024, 2023 and 2022

(Stated in U.S. Dollars, except for number of shares)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022

Revenue
Healthcare services income	$-	$431,378	$1,295,889

Operating expenses
Cost of healthcare services	-	(420,812)	(1,215,824)
Research and development expenses	(2,195,161)	(5,198,329)	(9,219,595)
General and administrative fees	(669,486)	(1,930,637)	(5,220,405)
Legal and professional fees	(803,285)	(2,538,161)	(2,888,140)
Other operating expenses	(272,609)	(1,067,690)	(261,038)
Total operating expenses	(3,940,541)	(11,155,629)	(18,805,002)

Other (expense) income, net
Loss on investments in marketable securities, net	-	(9,266)	(134,134)
Unrealized gain from fair value change of the long-term investments, net	-	6,431,088	6,108,872
Impairment loss of long-term investment	(1,000,000)	(77,200)	(520,821)
Interest (expense) income, net	(146,924)	(121,145)	146,588
Gain on disposal of subsidiaries	703	-	-
Government subsidies	928,461	123,015	335,499
Sundry income	564	36,784	48,007
Total other (expense) income, net	(217,196)	6,383,276	5,984,011

Net loss	(4,157,737)	(4,340,975)	(11,525,102)
Net (loss) income attributable to non-controlling interests	(110,069)	1,516,328	1,725,542

Net loss attributable to Aptorum Group Limited	$(4,267,806)	$(2,824,647)	$(9,799,560)

Net loss per share attributable to Aptorum Group Limited
- Basic(1)	$(0.78)	$(0.62)	$(2.75)
- Diluted(1)	$(0.78)	$(0.62)	$(2.75)
Weighted-average shares outstanding
- Basic(1)	5,453,103	4,521,133	3,569,484
- Diluted(1)	5,453,103	4,521,133	3,569,484

Net loss	$(4,157,737)	$(4,340,975)	$(11,525,102)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	99,785	(44,430)	35,826
Other comprehensive income (loss)	99,785	(44,430)	35,826

Comprehensive loss	(4,057,952)	(4,385,405)	(11,489,276)
Comprehensive (loss) income attributable to non-controlling interests	(110,069)	1,516,328	1,725,542

Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(4,168,021)	(2,869,077)	(9,763,734)

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For Years Ended December 31, 2024, 2023 and 2022

(Stated in U.S. Dollars, except for number of shares)

							Accumulated
							Other
					Additional		Comprehensive	Non-
	Class A		Class B		Paid-in	Accumulated	(loss)	Controlling
	Ordinary Shares		Ordinary Shares		Capital	deficit	income	interests	Total
	Shares(1)	Amount	Shares(1)	Amount	Amount	Amount	Amount	Amount	Amount
Balance, January 1, 2022	1,320,241	$13,202,408	2,243,776	$22,437,754	$43,506,717	$(55,537,515)	$(2,019)	$(6,101,223)	$17,506,122
Issuance of shares to non-controlling interest	-	-	-	-	52,024	-	-	(52,024)	-
Share-based compensation	-	-	-	-	1,646,999	-	-	-	1,646,999
Exercise of options	6,712	67,120	-	-	102,340	-	-	-	169,460
Exchange difference on translation of foreign operation	-	-	-	-	-	-	35,826	-	35,826
Net loss	-	-	-	-	-	(9,799,560)	-	(1,725,542)	(11,525,102)

Balance, December 31, 2022	1,326,953	$13,269,528	2,243,776	$22,437,754	$45,308,080	$(65,337,075)	$33,807	$(7,878,789)	$7,833,305
Adjustment for change of par value	-	(13,269,514)	-	(22,437,732)	35,707,246	-	-	-	-
Issuance of shares to non-controlling interest	-	-	-	-	67,766	-	-	(67,766)	-
Issuance of shares in exchange of share options and settlement of liabilities	70,430	1	-	-	3,078,195	-	-	-	3,078,196
Issuance of shares for share-based compensation	65,770	1	-	-	176,263	-	-	-	176,264
Issuance of shares	215,959	2	-	-	1,575,560	-	-	-	1,575,562
Share-based compensation	-	-	-	-	1,088,925	-	-	-	1,088,925
Conversion of convertible notes	1,250,000	13	-	-	5,999,987	-	-	-	6,000,000
Exercise of share options	791	-	-	-	16,506	-	-	-	16,506
Rounding up for reverse stock split	8,018	-	-	-	-	-	-	-	-
Exchange difference on translation of foreign operation	-	-	-	-	-	-	(44,430)	-	(44,430)
Net loss	-	-	-	-	-	(2,824,647)	-	(1,516,328)	(4,340,975)

Balance, December 31, 2023	2,937,921	31	2,243,776	22	93,018,528	(68,161,722)	(10,623)	(9,462,883)	15,383,353
Conversion of Class B Ordinary Shares to Class A Ordinary Shares	446,842	4	(446,842)	(4)	-	-	-	-	-
Exercise of options	427,060	2	-	-	451,658	-	-	-	451,660
Exchange difference on translation of foreign operation	-	-	-	-	-	-	99,785	-	99,785
Disposal of NCI					4,639			(4,639)	-
Net loss	-	-	-	-	-	(4,267,806)	-	110,069	(4,157,737)
Balance, December 31, 2024	3,811,823	37	1,796,934	18	93,474,825	(72,429,528)	89,162	(9,357,453)	11,777,061

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended December 31, 2024, 2023 and 2022

(Stated in U.S. Dollars)

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities
Net loss	$(4,157,737)	$(4,340,975)	$(11,525,102)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization and depreciation	255,046	1,125,254	1,207,510
Share-based compensation	-	1,265,189	1,646,999
Loss on investments in marketable securities, net	-	9,266	134,134
Unrealized gain from fair value change of the long-term investments, net	-	(6,431,088)	(6,108,872)
Impairment loss of long-term investment	1,000,000	77,200	520,821
(Gain) loss on disposal of long-lived assets	(58,621)	110,852	205,189
Impairment loss on long-lived assets	1,699,481	750,381	-
Allowance for credit loss of due from a related party	-	521,007	-
Write-off of prepayment and other receivables	45,677	62,369	-
Write-off of accounts receivable	6,280	-	-
Write-down of inventories	-	13,206	-
Gain on disposal of subsidiaries	(703)	-	-
Amortization of right-of-use assets	50,520	252,345	349,031
Interest income	-	-	(235,560)
Interest expense and accretion of convertible debts	180,000	45,266	87,537
Accretion of finance lease obligation	-	-	1,435
Reversal of deferred cash bonus	-	(1,646,228)	-
Changes in operating assets and liabilities
Accounts receivable	41,349	126,717	(95,704)
Inventories	-	14,516	8,053
Other receivables and prepayments	291,078	227,457	(29,856)
Long-term deposits	-	29,106	19,328
Amounts due from related parties	961	63,050	(46,349)
Amounts due to related parties	464	(8,524)	(6,805)
Accounts payable and accrued expenses	(422,705)	398,635	1,918,751
Operating lease liabilities	(120,824)	(389,365)	(369,505)
Net cash used in operating activities	(1,189,734)	(7,724,364)	(12,318,965)
Cash flows from investing activities
Purchases of property and equipment	-	(3,015)	(186,916)
Proceeds from disposal of property and equipment	58,621	15,385	-
Disposal of subsidiaries, net of cash disposed		-	-
Proceeds from sales of investment securities	-	93,215	-
Loan to a related party	-	(92,459)	(330,341)
Repayment of loan and interest from a related party	-	611,641	2,962,153
Net cash provided by investing activities	58,621	624,767	2,444,896
Cash flows from financing activities
Loan from related parties	-	2,500,000	500,000
Proceeds from issuance of subsidiaries shares	-	-	5,360
Proceeds from issuance of Class A Ordinary Shares and warrants	-	1,575,562	-
Exercise of share options	-	16,506	169,460
Loan from a bank	-	-	3,000,000
Repayment of bank loan	-	(3,000,000)	-
Proceeds from issuance of convertible notes	-	3,000,000	3,000,000
Payment of finance lease obligations	-	-	(49,358)
Net cash provided by financing activities	-	4,092,068	6,625,462

Net decrease in cash and cash equivalents and restricted cash	(1,131,113)	(3,007,529)	(3,248,607)
Cash and cash equivalents and restricted cash – Beginning of year	2,005,351	5,012,880	8,261,487
Cash and cash equivalents and restricted cash – End of year	$874,238	$2,005,351	$5,012,880

Supplemental disclosures of cash flow information
Interest paid	$-	$94,108	$64,744
Income taxes paid	$-	$-	$-
Non-cash operating, investing and financing activities
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$338,525	$549,596
Convertible notes converted to Class A Ordinary Shares	$-	$6,000,000	$-
Settlement of deferred cash bonus by issuance of share options	$451,660	$3,078,196	$-
Reconciliation of cash and restricted cash
Cash and cash equivalents	$874,238	$2,005,351	$1,882,545
Restricted cash	-	-	3,130,335
Total cash and cash equivalents and restricted cash shown in the consolidated statements of cash flows	$874,238	$2,005,351	$5,012,880

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

The Company researches and develops life science and biopharmaceutical products within its wholly-owned subsidiary, Aptorum Therapeutics Limited, formerly known as APTUS Therapeutics Limited (“Aptorum Therapeutics”) and its indirect subsidiary companies.

Below summarizes the list of the major subsidiaries consolidated as of December 31, 2024:

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

2. GOING CONCERN

The Group reported a net loss of $4,157,737 and net operating cash outflow of $1,189,734 for the year ended December 31, 2024. In addition, the Group had an accumulated deficit of $72,429,528 as of December 31, 2024. On January 2, 2025, the Group entered into a certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Group sold 1,535,000 Class A Ordinary Shares of the Group, par value $0.00001 per share at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

If the Group is unable to generate sufficient funds to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of these consolidated financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from banks and other financial institutions or private lender; and
●	equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the United Stated Securities and Exchange Commission (the “SEC”), and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, the Group also consolidate any variable interest entity (“VIE”) of which the Company is the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Group does not consolidate a VIE in which the Company has a majority ownership interest when we are not considered the primary beneficiary. The Company has determined that the Company is the primary beneficiary of the VIE (see Note 13, Variable Interest Entity). The Company evaluate its relationships with the VIE on an ongoing basis to determine whether it becomes the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as income and expenses during the reporting period. Actual results could differ from those estimates. There is no significant accounting estimate.

Foreign currency translation and transaction

USD is the reporting currency. The functional currency of subsidiaries in the Cayman Islands, Seychelles, Samoa and the United States are USD, the functional currency of subsidiaries in Hong Kong is Hong Kong Dollars (“HKD”), the functional currency of a subsidiary in Singapore is Singapore Dollars (“SGD”) and the functional currency of a subsidiary in the United Kingdom is Great British Pound (“GBP”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. The management considered various indicators, such as cash flows, market expenses, financing and inter-company transactions and arrangements in determining the Group’s functional currency.

In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use HKD, SGD and GBP as their functional currency, has been translated into USD. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet dates, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the consolidated statements of operations and comprehensive income or loss.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, bank deposits and time deposits with an original maturity of three months or less at the date of purchase.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Accounts receivable and amounts due from related parties

Accounts receivable and amounts due from related parties are stated at the original amount less an allowance for credit losses, if any, based on a review of all outstanding amounts at period end. An allowance is estimated in accordance with ASC Topic 326, Credit Losses and records the allowance for credit losses as an offset to accounts receivable or amounts due from related parties, and the expected credit losses charged to the allowance is included in other operating expenses in the consolidated statements of operations and comprehensive loss. In determining expected credit losses, the Group considers the historical level of credit losses, current economic trends, and reasonable and supportable forecasts that affect the collectability of the future cash flows. As of December 31, 2024 and 2023, $522,191 and $521,007 allowance for credit losses were made.

Inventories

Inventories are stated at lower of cost and net realizable value. Cost is determined using the weighted average method.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. During the years ended December 31, 2024, 2023 and 2022, the write-down of inventories were $nil, $13,206 and $nil respectively.

Long-term investments, net

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

Non-marketable investments

The non-marketable equity securities not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. The Group also makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

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

The hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Group has estimated the fair value amounts of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the carrying value of the Group’s cash, other receivables and prepayments, amounts due from/to related parties, accounts payable and accrued expenses, and convertible notes to a related party as of December 31, 2024 and 2023 approximate fair value due to the short-term nature of these assets and liabilities.

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

Depreciation of property and equipment is provided using the straight-line method over their estimated useful lives:

Computer equipment	3 years
Furniture, fixture, and office and medical equipment	5 years
Leasehold improvements	Shorter of the remaining lease terms or 5 years
Laboratory equipment	5 years
Motor vehicle	5 years

Upon sale or disposal, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to operating expenses.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Government Subsidies

The Company’s subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consisted of specific subsidies that are subsidies from the local government for a specific purpose, such as subsidies for research and development. The Company recorded specific subsidies as other income which is included in the consolidated statements of income upon receipt as further performance by the Company is not required. The government subsidies were approximately $0.9 million, $0.1 million and $0.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Uncertain tax positions

The Group accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the Group’s Hong Kong subsidiaries are subject to examination by the relevant tax authorities. According to the Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to ten years if the underpayment of taxes is due to fraud or willful evasion. According to United Kingdom, Singapore, the United States, Canada and Ireland tax rule, trading losses are available to be carried forward indefinitely. The Group did not have any material interest or penalties associated with tax positions for the years ended December 31, 2024, 2023 and 2022, and did not have any significant unrecognized uncertain tax positions as of December 31, 2024 and 2023. The Group does not believe that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Segment reporting

The Group uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resource and assessing performance.

The Group operates and manages its business as a single operating and reportable segment. The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income (loss) when making decisions about allocating resources and assessing performance of the Group. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. The CODM reviews and utilizes these financial metrics together with non-financial metrics to make operation decisions, such as the determination of the fee rate at which the Company charges for its services and the allocation of budget between operating costs and expense.

The Group’s long-lived assets are substantially all located in Hong Kong and substantially all of the Group’s revenues are derived from within Hong Kong. Therefore, no geographical segments are presented.

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

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which amends and enhances the disclosure requirements for reportable segments. All disclosure requirements under this standard will also be required for public entities with a single reportable segment. This new standard became effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. The Group adopted this standard in the year ended December 31, 2024, which did not have a material impact on the consolidated financial statements and related disclosures.

Recently issued accounting standards which have not yet been adopted

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

ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), was issued in November 2024, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on the consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

4. REVENUE

During the second quarter of 2023, the Group made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. No revenue was generated for the year ended December 31, 2024.

For the years ended December 31, 2023 and 2022, all revenue came from provision of healthcare services in Hong Kong.

5. INVESTMENT AND FAIR VALUE MEASUREMENT

Assets Measured at Fair Value on a Recurring Basis

The assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2024 and 2023 were $nil and $nil respectively.

For the year ended December 31, 2024, there was no movement in Level 3 assets measured and recorded at fair value on a recurring basis. The following is a reconciliation of Level 3 assets measured and recorded at fair value on a recurring basis during the years ended December 31, 2023.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The following is a summary of annual upward or downwards adjustments and impairment recorded in other income (expenses), net, and included as adjustments to the carrying value of non-marketable investments held as of December 31, 2024, 2023 and 2022 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Upward adjustments	$-	$6,431,088	$6,108,872
Downward adjustments	-	-	-
Impairment	(1,000,000)	-	(520,821)
Total unrealized (loss) gain from fair value change of non-marketable investments, net	$(1,000,000)	$6,431,088	$5,588,051

The Group did not sell any non-marketable investments or recorded any realized gains or losses for the non-marketable investments measured at fair value on a non-recurring basis during the years ended December 31, 2024, 2023 and 2022.

The Group recorded $1 million and $0.5 million impairment for the year ended December 31, 2024 and 2022 since the Group considered the investees’ ability to continue as a going concern and the investment is not recoverable.

The following table summarizes the total carrying value of the non-marketable investments held as of December 31, 2024 and 2023 including cumulative unrealized upward and downward adjustments and impairment made to the initial cost basis of the investments:

	December 31, 2024	December 31, 2023
Initial cost basis	$4,079,707	$4,079,707
Upward adjustments	12,539,960	12,539,960
Downward adjustments	-	-
Impairment	(1,520,821)	(520,821)
Total carrying value at the end of the year	$15,098,846	$16,098,846

The Group did not transfer any non-marketable investments into marketable securities for the years ended December 31, 2024 and 2023.

For the years ended December 31, 2024 and 2023, one of the non-marketable investments with initial cost of $2.6 million and had $15.1 million carrying value was pledged for a convertible note issued to a related party (Note 15).

Equity method investment, fair value option

In December 2021, one of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), issued Class A and Class B ordinary shares to various parties in exchange of licenses or cash. Each Class A share of Libra is entitled to 1 vote while each Class B share of Libra is entitled to 10 votes. Upon the share issuance, the Group was holding 97.27% economic interest and 31.51% voting power in Libra. The Group lost the controlling interest in Libra because it was transferred to a third party, and therefore deconsolidated Libra. However, the Group still owns 97.27% economic interest and 31.51% voting power, which is deemed as having significant influence over Libra. As a result, the Group’s investment in Libra is subject to the equity method of accounting. The Group assessed that the fair value option can better reflect the true value of Libra. Pursuant to ASC 825 – Financial Instruments (“ASC 825”), the Group elected to apply the fair value option for its investments in Libra and will remeasure its investments in Libra at fair value every reporting period. For the year ended December 31, 2023, the Group has determined that the carrying value of the investment is not recoverable and this condition is determined to be other-than-temporary. Consequently, an impairment for the investment of nil and $77,200 has been recognized as of December 31, 2024 and 2023.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of December 31, 2024 and 2023 consisted of:

	December 31, 2024	December 31, 2023

Prepaid research and development expenses	$-	$185,633
Prepaid insurance	17,794	33,815
Prepaid service fee	50,538	46,303
Rental deposits	4,206	102,109
Prepaid rental expenses	-	15,683
Other receivables	4,545	22,275
Other deposits	8,233	16,253
	$85,316	$422,071

For the year ended December 31, 2024 and 2023, the Group considered certain other receivables and prepayments were not recoverable and recorded write-off of other receivables and prepayments of $45,677 and $62,369, respectively

7. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2024 and 2023 consisted of:

	December 31, 2024	December 31, 2023

Computer equipment	$69,291	$81,138
Furniture, fixture, and office and medical equipment	32,435	150,292
Leasehold improvements	108,187	543,975
Laboratory equipment	4,335,722	4,336,764
Motor vehicle	239,093	239,093
	4,784,728	5,351,262
Less: accumulated depreciation and impairment	4,784,728	3,687,336
Property and equipment, net	$-	$1,663,926

Depreciation expenses for property, plant and equipment amounted to $235,827, $1,041,234 and $1,092,957 for the years ended December 31, 2024, 2023 and 2022, respectively.

For the year ended December 31, 2024, an impairment loss relating to laboratory equipment, computer equipment, and furniture, fixture, and office equipment amounted to $1,421,782 and $5,520 were recorded in research and development expenses and other operating expenses, respectively, as the Group considered that the carrying amount of these property and equipment may not be recoverable. For the year ended December 31, 2023, an impairment loss relating to the office and medical equipment, and computer equipment related to the Hong Kong healthcare services amounted to $28,128, was recorded in other operating expenses, as the Group considered that, with the termination of the healthcare services, the carrying amount of these property and equipment are not recoverable and are fully impaired. For the years ended December 31, 2022, no impairment loss was recorded.

For the year ended December 31, 2024, the Group recorded $58,621 gain on disposal of medical equipment in other operation expenses. For the year ended December 31, 2023, the Group recorded $79,822 of loss on disposal of laboratory equipment, and furniture, fixture, and office and medical equipment in other operating expenses. For the year ended December 31, 2022, no gain or loss on disposal was recorded.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

8. INTANGIBLE ASSETS, NET

	December 31, 2024	December 31, 2023
Gross carrying amount
Prepaid patented licenses	$200,000	$728,205
Computer software	223,858	223,858
	423,858	952,063

Less: accumulated amortization and impairment
Prepaid patented licenses	200,000	728,205
Computer software	223,858	76,511
	423,858	804,716

Intangible assets, net
Prepaid patented licenses	-	-
Computer software	-	147,347
Intangible assets, net	$-	$147,347

As of December 31, 2022, the Group has capitalized eight of the exclusive licenses, which includes seven patented technologies. Pursuant to the license agreements, the Group paid upfront payments and became the exclusive licensee to prosecute certain patents developed or licensed under the applicable agreements.

For the year ended December 31, 2023, the Group terminated two of the licenses. For the year ended December 31, 2024, the Group terminated four of the licenses. The Group is in the process of terminating another license. The Group considered that the carrying amount of these intangible assets are not recoverable and are fully impaired. As a result, the Group recorded $519,496 impairment loss on intangible assets in research and development expenses for the year ended December 31, 2023. Besides, an impairment loss related to the computer software for Hong Kong healthcare services amounted to $128,128 was recorded in research and development expenses, and $1,841 was recorded in other operating expenses for the year ended December 31, 2024 and 2023, respectively.

For the year ended December 31, 2022, a loss on disposal of $205,189 related to a patented license was recognized in research and development expenses.

Prepaid patented licenses and computer software are finite-lived intangible assets which are amortized over their estimated useful life. Amortization expenses for finite-lived intangible assets amounted to $19,219, $84,020 and $114,553 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Group does not expect any amortization expense related to its finite-lived intangible assets for the next five years and thereafter to be as follows as of December 31, 2024.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

9. LONG-TERM DEPOSITS

Long-term deposits as of December 31, 2024 and 2023 consisted of:

	December 31, 2024	December 31, 2023

Rental deposits	$71,823	$71,823
	$71,823	$71,823

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2024 and 2023 consisted of:

	December 31, 2024	December 31, 2023

Deferred bonus and salaries payable	$-	$451,660
Research and development expenses payable	778,205	1,162,155
Professional fees payable	127,031	175,324
Cost of healthcare services payable	-	61,826
Insurance expenses payable	-	27,463
Others	13,375	15,913
	$918,611	$1,894,341

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

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first $2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. The subsidiaries registered in Hong Kong did not have assessable profits that were derived Hong Kong during the years ended December 31, 2024, 2023 and 2022. Therefore, no Hong Kong profit tax has been provided for in the periods presented. Our returns for 2018 and subsequent tax years remain subject to examination by Hong Kong Inland Revenue Department.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary in United Kingdom did not have assessable profits that were derived from United Kingdom during the years ended December 31, 2024, 2023 and 2022. Therefore, no United Kingdom profit tax has been provided for in the periods presented. Our returns for 2020 and subsequent tax years remain subject to examination by the UK tax authority.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the years ended December 31, 2024, 2023 and 2022. Therefore, no Singapore profit tax has been provided for in the periods presented. Our returns for 2020 and subsequent tax years remain subject to examination by the Singapore tax authority.

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the years ended December 31, 2024, 2023 and 2022. Therefore, no United States profit tax has been provided for in the periods presented. Our returns for 2021 and subsequent tax years remain subject to examination by Internal Revenue Service.

The components of the provision for Income taxes expenses are:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Current	$-	$-	$-
Deferred	-	-	-
Total income taxes expense	$-	$-	-

The reconciliation of income taxes expenses computed at the Hong Kong statutory tax rate applicable to income tax expense is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Net loss before tax	$(4,157,737)	$(4,340,975)	$(11,525,102)
Provision for income tax benefit at Hong Kong statutory income tax rate (16.5%)	(686,027)	(716,261)	(1,901,642)
Impact of different tax rates in other jurisdictions	(10,814)	(16,272)	(263,787)
Non-taxable income	(5,477)	(1,071,774)	(907,495)
Non-deductible expenses	195	98,704	-
Change in valuation allowance	702,123	1,705,603	3,072,924
Effective income tax expense	$-	$-	$-

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

	December 31, 2024	December 31, 2023
Deferred tax asset:
Tax loss carry forward	$15,107,318	$16,956,748
Share-based payment expenses	-	229,126
Depreciation and amortization	128,896	128,866
Impairment loss on assets	537,830	92,416
Total Deferred tax asset	15,774,044	17,407,156
Valuation allowance	(15,774,044)	(17,407,156)
Deferred tax asset, net of valuation allowance	$-	$-

As of December 31, 2024 and 2023, the Group had net operating loss carry-forwards of $91,436,307 and $102,367,435, respectively, including its Hong Kong, Singapore, the United States, and the United Kingdom operations, which are available to reduce future taxable income and have an unlimited carryover period. For the year ended December 31, 2024, there was no tax loss carried forward expired, while tax loss brought forward of $13,854,614 was cancelled due to the disposal of various subsidiaries.

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

Changes in valuation allowance are as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Balance as of January 1	$17,407,156	$15,705,088	$12,632,164
Additions	702,123	1,705,603	3,072,924
Disposal	(2,335,235)	(3,535)	-
Balance as of December 31	$15,774,044	$17,407,156	$15,705,088

12. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, the Chief Executive Officer and Executive Director of the Group since November 2023. He was a Non-executive Director from June 2022 to November 2023. Before June 2022, he was the Chief Executive Officer and Executive Director;

(b)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;

(c)	CGY Investment Limited, an entity owns more than 10% voting interest of the Group before April 2024;

(d)	Aeneas Group Limited, an entity controlled by Ian Huen;

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

(e)	Aenco Technologies Ltd, an entity being 34.56% effectively owned by Ian Huen;

(f)	Aeneas Management Limited, an entity controlled by Ian Huen;

(g)	Talem Medical Group Limited, an entity which Clark Cheng was a director;

(h)	Libra Sciences Limited, an entity which was originally a wholly owned subsidiary of ATL. Since December 30, 2021, Libra has been turned into a related party to the Group due to the voting power owned by ATL is decreased to below 50% but more than 20%. (Note 13)

(i)	ACC Medical Limited, an entity controlled by Clark Cheng, a former Executive Director of the Group before November 30, 2023

(j)	Clark Cheng, a former Executive Director of the Group before November 30, 2023. After his resignation on November 30, 2023, he was no longer a related party of the Group.

(k)	Darren Lui, a former Executive Director of the Group before November 27, 2023. After his resignation on November 27, 2023, he was no longer a related party of the Group.

Amounts due from related parties, net

Amounts due from related parties consisted of the following as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Current
Aeneas Management Limited	$-	$961
Libra Sciences Limited (Note b)	522,192	521,007
Allowance for credit loss	(522,192)	(521,007)
Total	$-	$961

Amounts due to related parties

Amounts due to related parties consisted of the following as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Current
Aeneas Group Limited (Note a)	$79,180	$79,180
Ian Huen	464	-
	$79,644	$79,180

	December 31, 2024	December 31, 2023
Convertible notes to a related party - Current
Jurchen Investment Corporation (Note 15)	$3,238,500	$-

Convertible notes to a related party - Non-current
Jurchen Investment Corporation (Note 15)	$-	$3,058,500

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Related party transactions

Related party transactions consisted of the following for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Loan from related parties (Note a)
- Aeneas Group Limited	$-	$2,500,000	$500,000

Issuance of Convertible Note to related parties (Note 15)
- Jurchen Investment Corporation	$-	$3,000,000	$-
- Aenco Technologies Ltd	$-	$-	$3,000,000

Settlement of loan from a related party through issuance of Convertible Note (Note 15)
- Aeneas Group Limited	$-	$3,000,000	$-

Interest expenses (Note a and Note 15)
- Aeneas Group Limited	$-	$71,123	$8,110
- Jurchen Investment Corporation	$180,000	$58,500	$-
- Aenco Technologies Ltd	$-	$(13,234)	$13,234

Loan to related parties (Note b)
- Libra Sciences Limited	$-	$92,459	$330,341

Loan repayment and interest received from a related party (Note b)
- Talem Medical Group Limited	$-	$611,641	$2,962,153

Interest income (Note b)
- Talem Medical Group Limited	$-	$4,637	$164,600
- Libra Sciences Limited	$-	$8,963	$14,232

Consultant, secondment, management and administrative services fees (Note c)
- CGY Investments Limited	$-	$153,640	$268,102
- ACC Medical Limited	$-	$138,768	$209,626

Administrative management services (Note d)
- Libra Sciences Limited	$-	$9,615	$38,462

Healthcare services income
- Aeneas Management Limited	$-	$961	$1,282

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

On January 13, 2022, ATL entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. ATL and Libra Science Limited mutually agreed to terminate the line of credit agreement effect as of March 31, 2023. All existing liabilities arising from the line of credit agreement shall remain enforceable and repayable on demand by ATL. As of the issuance date of this consolidated financial statements, $0.5 million is outstanding from Libra Sciences Limited. For the year ended December 31, 2024 and 2023, the Group has assessed that the amounts due from Libra Science Limited and its subsidiary are potentially unrecoverable, and an allowance for credit loss amounting to $1,184 and $521,007 has been recognized, respectively.

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

Note e: In accordance with mutual agreements reached with the board of directors, Mr. Clark Cheng and Mr. Ian Huen agreed to forgo their monthly remuneration effective July 1, 2023 until further notice. Moreover, Mr. Darren Lui consented to suspend his monthly remuneration from August 1, 2023 until further notice. Additionally, all independent non-executive directors consented to suspend their monthly remuneration from September 1, 2023 until further notice. Before the suspension of remuneration, Mr. Ian Huen, Mr. Clark Cheng, and Mr. Darren Lui had a monthly remuneration of $27,333, $6,410 and $6,667, respectively.

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

In November 2024, the Group acquired 10,000 Class A Ordinary Shares and 5,850,000 Class B Ordinary Shares of Scipio, achieving control over the entity. As a result of this acquisition, Scipio is no longer classified as a VIE under the Group and it became a subsidiary under the Group.

In October 2024, Mios was dissolved and ceased operation and it was deemed disposed by the Group.

The following tables summarize the aggregate carrying value of VIEs’ assets and liabilities in the consolidated balance sheets that are consolidated:

	Assets	Liabilities	Net Assets
December 31, 2024
Total	$-	$-	$-
December 31, 2023
Total	$24,352	$3,558	$20,794

As of December 31, 2024 and 2023, the aggregate carrying value of assets and liabilities in the Group’s consolidated balance sheets that relate to the VIE in which the Group holds a variable interest but is not the primary beneficiary were $nil and $nil respectively.

The Group’s maximum exposure to loss from its involvement with unconsolidated VIE represents the estimated loss that would be incurred if the VIE is liquidated, so that the fair value of the equity investment in VIE is zero and the amounts due from the VIE have to be fully impaired.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

14. LEASE

As of December 31, 2024, the Group has a long-term operating lease for laboratories with remaining term expiring in 2026 and a remaining lease term of 1.2 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

	For the year ended December 31, 2024	For the year ended December 31, 2023
Lease cost
Finance lease cost:
Depreciation	$-	$-
Interest on lease liabilities	-	-
Operating lease cost	50,520	252,345
Short-term lease cost	3,374	65,221
Variable lease cost	-	-
Sublease income	-	-
Total lease cost	$53,894	$317,566

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$120,824	$389,365
Financing cash flows from finance leases	-	-
Right-of-use assets obtained in exchange for new operating lease liabilities	-	338,525
Weighted-average remaining lease term – finance leases	-	-
Weighted-average remaining lease term – operating leases	1.2 years	1.9 years
Weighted-average discount rate – finance leases	-%	-%
Weighted-average discount rate – operating leases	8.0%	8.0%

For the year ended December 31, 2024, an impairment loss of $144,051 on right-of-use assets was recognized in other operating expenses as the Group considered that the carrying amount of a right-of-use asset related to a lease of laboratory may not be recoverable.

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

For the years ended December 31, 2022, the Group did not recognize any impairment losses and loss on disposal of right-of-use assets.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The maturity analysis of operating leases liabilities as of December 31, 2024 is as follows:

December 31, 2024
Remaining periods ending December 31,
2025	$97,541
2026	24,573
Total future undiscounted cash flow	122,114
Less: Discount on operating lease liabilities	(5,707)
Present value of operating lease liabilities	116,407
Less: Current portion of operating lease liabilities	(102,225)
Non-current portion of operating lease liabilities	$14,182

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

16. ORDINARY SHARES

On March 26, 2021, the Company entered into an at-the-market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as its sales agent (the “Sales Agent”), relating to the sale of its Class A Ordinary Shares (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, the Company may offer and sell shares of its Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. For the year ended December 31, 2023, the Company has issued 215,959 Class A Ordinary Shares at average issuance price of $7.53 per share pursuant to the ATM Offering with gross proceeds of $1.6 million, less transaction costs of $50,183.

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

For the years ended December 31, 2024, 2023 and 2022, the Group issued 427,060, 791 and 6,712 Class A Ordinary Shares to share option holders as a result of exercise of options, respectively.

For the year ended December 31, 2024, the Group issued 446,842 Class A Ordinary Shares to Class B Ordinary Shares holders upon conversion.

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

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

A summary of the option activity for the years ended December 31, 2024, 2023 and 2022 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2024	427,060	3.59	9.28

Exercised	(427,060)	1.49		1,436,963
Outstanding, December 31, 2024	-	-	-	-
Exercisable, December 31, 2024	-	-	-	-

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2023	272,126	21.54	10.83

Granted	403,820	2.68
Exercised	(791)	20.90		-
Modified	(248,095)	21.74
Outstanding, December 31, 2023	427,060	3.59	9.28	-
Exercisable, December 31, 2023	420,157	3.43	9.42	-

	Number of share options(1)	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value

Outstanding, January 1, 2022	127,404	31.91	11.01

Granted	153,146	13.40	12.30
Exercised	(6,721)	25.25		-
Forfeited	(1,268)	28.11
Cancelled	(435)	116.71
Outstanding, December 31, 2022	272,126	21.54	10.83	-
Exercisable, December 31, 2022	89,300	32.71	9.64	-

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The weighted-average grant date fair value of share option grants during the years ended December 31, 2023 and 2022 was $2.68 and $10.02, respectively. The maximum contractual term for share option was 12.8 years.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

	Granted in 2023	Granted in 2022
Expected volatility	170.10%	89.55%
Risk-free interest rate	3.48%	1.86%
Expected term from grant date (in years)	5.25	5.63-6.41
Dividend rate	-	-
Dilution factor	1	1
Fair value	$2.68	$9.74 - $10.16

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $697,446 and $391,479, respectively, for the year ended December 31, 2023, and $1,123,122 and $523,877, respectively, for the year ended December 31, 2022. For the year ended December 31, 2024, there were no charges related to share-based compensation.

18. NON-CONTROLLING INTEREST

On February 25, 2022, Aptorum Medical Limited issued 119 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 92% to 91%. On February 1, 2023, Aptorum Medical Limited further issued 122 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 91% to 90%. As a result, a total deficit of $67,766 and $52,024, were reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements for the years ended December 31, 2023 and 2022, respectively.

In November 2024, the Group acquired 10,000 Class A Ordinary Shares and 5,850,000 Class B Ordinary Shares of Scipio, achieving control over the entity. As a result of this acquisition, Scipio is no longer classified as a VIE under the Group and it became a subsidiary under the Group.

19. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Numerator:
Net loss attributable to Aptorum Group Limited	$(4,267,806)	$(2,824,647)	$(9,799,560)
Denominator:
Weighted average shares outstanding(1)
–Basic(1)	5,453,103	4,521,133	3,569,484
–Diluted(1)	5,453,103	4,521,133	3,569,484

Net loss per share attributable to Aptorum Group Limited(1)
–Basic(1)	$(0.78)	$(0.62)	$(2.75)
–Diluted(1)	$(0.78)	$(0.62)	$(2.75)

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

For the years ended December 31, 2024, 2023 and 2022, the total number of share options, warrants and convertible notes excluded from the calculation of diluted earnings per share due to their anti-dilutive nature, are 1,392,277, 1,293,723 and 54,054, respectively.

APTORUM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

20. COMMITMENTS AND CONTINGENCIES

Contingent Payment Obligations

As of December 31, 2024, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are due upon achievements of specific conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amounts of the contingent milestone payments that the Group is required to pay up to different achievements of conditions and milestones under all license agreements in effect as of December 31, 2024 are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$30,000
From entering phase 1 to before first commercial sale	2,120,000
First commercial sale	1,600,000
Net sales amount more than certain threshold in a year	14,000,000
Subtotal	$17,750,000

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$146,417
$17,896,417

For the years ended December 31, 2024, 2023 and 2022, the Group incurred $61,123, $50,000 and $nil milestone payments under license agreements, respectively. For the years ended December 31, 2024, 2023 and 2022, the Group did not incur any royalties or research and development funding, respectively.

Legal proceedings

On December 16, 2024, the Group received a letter from Carey Olsen with a Summons with Notice dated September 3, 2024, taken out by Karen Cheung (a/k/a Wing TSZ Cheung) as plaintiff against, among others, the Group as defendant in the Supreme Court of the State of New York County of New York, in relation to an action to recover financial losses sustained by the plaintiff (the “Case”). The Case is at the very early stages of litigation and although we intend to defend the lawsuit, there can be no assurance regarding the ultimate outcome of this case.

From time to time, the Group may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

21. SUBSEQUENT EVENTS

The Group evaluates all events and transactions that occur after December 31, 2024, other than the event disclosed below and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

On January 2, 2025, the Company entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company (the “Shares”), par value $0.00001 per share (the “Ordinary Shares”) at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000 (the “Offering”). The Securities Purchase Agreement was fully executed on January 3, 2025.