Form 20-F
period 2025-12-31
Aptorum Group Ltd
filed 2026-03-27
CIK 1734005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Class A Ordinary Shares: 6,346,823

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“505(b)(2) Application” refers to an application for which one or more of the investigations relied upon by the applicant for approval “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted” (21 U.S.C. 355(b)(2)).

●	“A*STAR” refers to Agency for Science, Technology and Research.

●	“Acticule” refers to Acticule Life Sciences Limited, an 80% owned subsidiary of Aptorum Group.

●	“Aeneas Group” refers to Aeneas Limited and its subsidiaries. Aeneas Limited is 76.8% owned by Jurchen Investment Corporation. Because Mr. Huen, a director, holds 100% equity interest in Jurchen Investment Corporation, we refer Aeneas Group as a fellow subsidiary of Aptorum Group.

●	“AML” refers to Aptorum Medical Limited, a 90% owned subsidiary of Aptorum Group, as of the date of this report.

●	“AML Clinic” refers to an outpatient medical clinic operated by AML under the name of Talem Medical.

●	“Aptorum Group,” and “Group” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong, all of its subsidiaries and the consolidated VIEs to which we are regarded as the primary beneficiary for accounting purposes.

●	“At The Market Offering” or “ATM Offering” refers to the offering and sale of the Company’s Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-268873), in which H.C. Wainwright & Co., LLC (“Wainwright”), acted as the Company’s sales agent in accordance with certain at the market offering agreement (the “Sales Agreement”), dated as of March 26, 2021, by and between the Company and Wainwright.

●	“cGCP” refers to Current Good Clinical Practice as adopted by the applicable regulatory authority.

●	“cGLP” refers to Current Good Laboratory Practice as adopted by the applicable regulatory authority.

●	“cGMP” refers to Current Good Manufacturing Practice as adopted by the applicable regulatory authority.

●	“Class A Ordinary Shares” refers to the Company’s Class A Ordinary Shares, par value $0.00001 per share.

●	“Class B Ordinary Shares” refers to the Company’s Class B Ordinary Shares, par value $0.00001 per share.

●	“Company,” “we” and “us” refer to Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong.

●	“CMC” refers to chemical, manufacturing and control.

●	“Covar” refers to Covar Pharmaceuticals Incorporated, a contract research organization engaged by the Company.

●	“CROs” refers to contract research organizations.

●	“CTA” refers to Clinical Trial Application.

●	“DiamiR” refers to DiamiR Biosciences Corp., a Delaware corporation and its wholly-owned subsidiary DiamiR, LLC a private Delaware limited liability company

●	“EEA” refers to the European Economic Area.

●	“EMA” refers to the European Medicines Agency.

●	“EMEA” refers to Europe, the Middle East and Africa.

●	“EPO” refers to the European Patent Organization or the European Patent Office operated by it.

●	“European Patent” refers to patents issuable by the EPO.

●	“EU” refers to the European Union.

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

●	“FDA” refers to U.S. Food and Drug Administration.

●	“FDCA” refers to the U.S. Federal Food, Drug and Cosmetic Act.

●	“Fiscal year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

●	“HKD” refers to Hong Kong Dollars.

●	“Hong Kong” or “H.K.” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Hong Kong Doctors” refers to the doctors in Hong Kong under the employment of AML Clinic.

●	“IND” refers to Investigational New Drugs.

●	“IP” refers to intellectual property.

●	“IPO” or “Offering” means the initial public offering by the Company of 76,142 Class A Ordinary Shares consummated on December 17, 2018.

●	“Jurchen” refers to Jurchen Investment Corporation, a company wholly owned by one of our directors and former CEO, Ian Huen, and a holding company of Aptorum Group.

●	“Lead Projects” refers to ALS-4 and SACT-1.

●	“Libra” refers to Libra Sciences Limited, a VIE in which we hold 97.27% economic interest and 31.51% voting power. Libra is incorporated under the laws of the Cayman Islands. We are not deemed as the primary beneficiary of Libra for accounting purposes.

●	“Major Patent Jurisdictions” refers to the United States, member states of the European Patent Organization and the People’s Republic of China.

●	“Merger” means the merger contemplated by that certain merger agreement (“Merger Agreement”) by and among the Company and DiamiR dated July 14, 2025, pursuant to which the Company shall acquire 100% of DiamiR outstanding shares of common stock in exchange for shares consideration after which, DiamiR will become the Company’s wholly-owned subsidiary, and the existing DiamiR stockholders and existing Company shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the post-closing Company (such percentages to be adjusted ratably if either party issues additional securities prior to the closing).

●	“Mios” refers to Mios Pharmaceuticals Limited, a previously consolidated VIE in which we indirectly held 97.93% economic interest and 36.17% voting power. Aptorum was regarded as the primary beneficiary of Mios for accounting purposes. During the year of 2024, Mios was dissolved and ceased operations; it was therefore deemed disposed by the Group.

●	“Nativus” refers to Nativus Life Sciences Limited, a wholly owned subsidiary of Aptorum Group.

●	“NMPA” refers to China’s National Medical Products Administration and its predecessor, the China Food and Drug Administration.

●	“NDA” refers to a New Drug Application issued by the FDA.

●	“Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares collectively.

●	“PRC” and “China” refer to the People’s Republic of China.

●	“Registered Direct Offering” means the registered direct offering by the Company of 135,135 Class A Ordinary Shares and warrants to purchase up to 135,135 Class A Ordinary Share consummated on February 28, 2020.

●	“Restructure” refers to the Company’s change from an investment fund with management shares and non-voting participating redeemable preference shares to a holding company with operating subsidiaries, effective as of March 1, 2017.

●	“Registration Statement” refers to the Company’s Registration Statement on Form F-1 (File No. 333-227198) for the sale of up to 349,397 Class A Ordinary Shares (including Class A Ordinary Shares underlying certain warrants and a bond, as fully described therein) which initially filed on September 5, 2018 and became effective on December 3, 2018.

●	“R&D” refers to research and development.

●	“R&D Center” refers to an in-house pharmaceutical development center located in Hong Kong Science and Technology Park.

●	“S-4” refers to the proxy statement/prospectus on Form S-4 (File No. 333-290741), that Aptorum initially filed on October 6, 2025, with the SEC regarding the Merger.

●	“Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission.

●	“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

●	“Scipio” refers to Scipio Life Sciences Limited, originally a consolidated VIE in which we indirectly hold 97.93% economic interest and 35.06% voting power, and Aptorum is regarded as the primary beneficiary of Scipio for accounting purposes. In November 2024, the Group acquired 10,000 Class A Ordinary Shares and 5,850,000 Class B Ordinary Shares of Scipio, achieving control over the entity. As a result of this acquisition, Scipio is no longer classified as a VIE under the Group and it became a subsidiary under the Group.

●	“Securities Act” refers to the Securities Act of 1933.

●	“UK” refers to the United Kingdom.

●	“United States,” “U.S.” and “US” refer to the United States of America.

●	“Videns” refers to Videns Incorporation Limited, a wholly owned subsidiary of Aptorum Group.

●	“VIE” refers to a variable interest entity.

●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2025, and 2024, and the related consolidated statements of operations and comprehensive loss, equity and cash flows for the years ended December 31, 2025, 2024, and 2023.

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

Risk related to Aptorum’s Preclinical and Clinical Development of Its Drug Candidates

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

We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must continue to prioritize development of certain drug candidates; such decisions may prove to be wrong and may adversely affect Aptorum’s business.

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

Risks Related to Aptorum’s Obtaining Regulatory Approval for Its Drug Candidates

The regulatory approval processes of the FDA, NMPA, EMA, Health Canada and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our current drug candidates or any future drug candidates we may develop, Aptorum’s business will be substantially harmed.

Regulatory approval may be substantially delayed or may not be obtained for one or all of Aptorum’s drug candidates if regulatory authorities require additional time or studies to assess the safety or efficacy of Aptorum’s drug candidates.

Aptorum’s drug candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval.

Even if we receive regulatory approval for Aptorum’s drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with Aptorum’s drug candidates.

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

Risks Related to Commercialization of Aptorum’s Drug Candidates

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

Risks Related to Aptorum’s Intellectual Properties

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

Risks Related to Aptorum’s Reliance on Unrelated Parties

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

Risks Related to Aptorum’s Industry, Business and Operation

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

Our insurance coverage may be inadequate to protect us against losses.

Fluctuations in exchange rates could result in foreign currency exchange losses

Our investments are subject to risks that could result in losses.

We are exposed to risks associated with our computer hardware, network security and data storage.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

We may be exposed to various risks related to the regulatory environment of the pharmaceutical industry in the PRC.

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of Aptorum Class A ordinary shares. A trading prohibition for Aptorum Class A ordinary shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

The SEC could take the position that we are an “investment company” subject to the extensive requirements of the Investment Company Act of 1940. Such a characterization and the associated compliance requirements could have a material adverse effect on our business, financial condition, and results of operations.

If we are classified as a passive foreign investment company for U.S. federal income tax purposes, United States holders of Aptorum Class A ordinary shares may be subject to adverse United States federal income tax consequences.

Risks Related to Aptorum’s Corporate Structure

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

Risks Related to Aptorum’s Securities

If we fail to comply with the continued listing requirements of Nasdaq Capital Market, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

Aptorum Class A ordinary shares eligible for future sale may adversely affect the market price of Aptorum Class A ordinary shares if the shares are successfully listed on the Nasdaq Capital Market or other stock markets, as the future sale of a substantial amount of outstanding Aptorum Class A ordinary shares in the public marketplace could reduce the price of Aptorum Class A ordinary shares.

A sale or perceived sale of a substantial number of Aptorum Class A ordinary shares may cause the price of Aptorum Class A ordinary shares to decline.

Issuances by us of additional securities could affect ownership and voting rights over us. In addition, the issuance of preferred shares, or options or warrants to purchase such preferred shares, could negatively impact the value of the Aptorum Class A ordinary shares as the result of preferential dividend rights, conversion rights, redemption rights and liquidation provisions granted to the stockholders of such preferred shares.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our shares.

Aptorum Class B ordinary shares have greater voting power than Aptorum Class A ordinary shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

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

We may not be able to maintain an active, liquid and orderly trading market for Aptorum Class A ordinary shares and our stock price may be volatile.

Risks Related to Aptorum’s Doing Business in Hong Kong

Political risks associated with conducting business in Hong Kong.

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

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with the Business Combination or future offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.

The Chinese government maintains oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our operating Subsidiaries’ operations and/or the value of the securities we are offering.

There are political risks associated with conducting business in Hong Kong.

Nasdaq may apply additional and more stringent criteria for our continued listing because our insiders hold a large portion of our listed securities.

Our and our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities, which may result in a material change in our operations and/or the value of Aptorum Class A ordinary shares, which would materially affect the interest of the investors.

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

Uncertainties with respect to the legal system of the People’s Republic of China (the “PRC”) and tax regime, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws, and regulations in the PRC could adversely affect us.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within China.

We have ceased to qualify as an “emerging growth company” and will incur increased costs as a result.

Risk related to Aptorum’s Preclinical and Clinical Development of Its Drug Candidates

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

Our ability to become and remain profitable depends on our ability to generate revenue. Even if we are able to generate revenues from the sale or sublicense of any products we may develop or license, we may not become profitable on a sustainable basis or at all. Our failure to become and remain profitable would decrease the value of our Company and adversely affect the market price of Aptorum Class A ordinary shares, which could impair our ability to raise capital, expand Aptorum’s business or continue our operations.

Preclinical development is a long, expensive and uncertain process, and we may terminate one or more of our current preclinical development programs.

Traditionally, drug discovery and development is a time-consuming, costly and high-risk business. On average, the cost of launching a new drug is estimated to approach US$2.6 billion and can take around 12 years to make it to the market (4 key benefits of drug repositioning. (n.d.). Retrieved from http://www.totalbiopharma.com/2012/07/04/4-key-benefits-drug-repositioning/). Despite the huge expenditures, only approximately 1 in 1,000 potential drugs is graduated to human clinical trials after pre-clinical testing in the United States, (Norman, G. A. Drugs, Devices, and the FDA: Part 1. JACC: Basic to Translational Science, 1(3), 170-179, 2016) and nearly 86.2% of drug candidates entering phase 1 trials fails to achieve drug approval. (Wong C. H., Siah K. W. & Lo A. W. (2019, April), “Estimation of clinical trial success rates and related parameters,” retrieved from https://academic.oup.com/biostatistics/article/20/2/273/4817524). Even after a drug is commercialized, there are just too many factors affecting the sales of pharmaceutical products, including unmet need/burden of disease (68.2%), clinical efficacy (47.3%), comparator choice (36.4%), and price (35.5%) (Sendyona, S., Odeyemi, I., & Maman, K. “Perceptions and factors affecting pharmaceutical market access: Results from a literature review and survey of stakeholders in different settings” Journal of Market Access & Health Policy, 4(1), 31660, 2016). In the end, on average, only 20% of approved new drugs generate revenues that exceed the average R&D investment. (Rosenblatt, M. (2014, December 19) “The Real Cost of “High-Priced” Drugs,” retrieved from https://hbr.org/2014/11/the-real-cost-of-high-priced-drugs). We may determine that certain preclinical product candidates or programs do not have sufficient potential to warrant the allocation of resources toward them. Accordingly, we may elect to terminate our programs for and, in certain cases, our licenses to, such product candidates or programs. If we terminate a preclinical program in which we have invested significant resources, we will have expended resources on a program that will not provide a full return on our investment and missed the opportunity to have allocated those resources to potentially more productive uses.

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

We may not be successful in our efforts to identify or discover additional drug candidates. Due to our limited resources and access to capital, we must continue to prioritize development of certain drug candidates; such decisions may prove to be wrong and may adversely affect Aptorum’s business.

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

A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of demonstrated efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. Furthermore, if the trials we conduct fail to meet their primary statistical and clinical endpoints, they will not support the approval from the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities for our drug candidates. If this occurs, we would need to replace the failed study with new trials, which would require significant additional expense, cause substantial delays in commercialization and materially adversely affect Aptorum’s business, financial condition, cash flows and results of operations.

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

Clinical trials may produce negative or inconclusive results. Moreover, these trials may be delayed or proceed less quickly than intended. Delays in completing our clinical trials will increase our costs, slow down our drug candidate development and approval process, and jeopardize our ability to commence product sales and generate revenues and we may not have sufficient funding to complete the testing and approval process. Any of these events may significantly harm Aptorum’s business, financial condition and prospects, lead to the denial of regulatory approval of our drug candidates or allow our competitors to bring drugs to market before we do, impairing our ability to commercialize our drugs if and when approved.

Significant clinical trial delays also could shorten any periods during which we have the exclusive right to commercialize our drug candidates or allow our competitors to bring products to market before we do, impair our ability to commercialize our drug candidates and may harm Aptorum’s business and results of operation

Risks Related to Aptorum’s Obtaining Regulatory Approval for Its Drug Candidates

The regulatory approval processes of the FDA, NMPA, EMA, Health Canada and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our current drug candidates or any future drug candidates we may develop, Aptorum’s business will be substantially harmed.

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

Aptorum’s drug candidates could fail to receive regulatory approval from any of the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities for many reasons, including but not limited to:

●	disagreement with regulators regarding the design or implementation of our clinical trials;

●	failure to demonstrate that a drug candidate is safe and effective or safe, pure and potent for its proposed indication;

●	failure of clinical trial results to meet the level of statistical significance required for approval;

●	failure to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

●	disagreement with regulators regarding our interpretation of data from studies in animals or clinical trials;

●	insufficiency of data collected from clinical trials of Aptorum’s drug candidates to support the submission and filing of a New Drug Application (“NDA”), or other submission or to obtain marketing approval;

●	the FDA, NMPA, EMA, Health Canada or a comparable regulatory authority’s finding of deficiencies related to the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

●	changes in approval policies or regulations that render our preclinical studies and clinical data insufficient for approval.

Any of the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities may require more information, including additional preclinical studies or clinical data, to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of Aptorum’s drug candidates for fewer or more limited indications than we request. Regulatory authorities also may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that is not desirable for the successful commercialization of that drug candidate. In addition, if Aptorum’s drug candidate produces undesirable side effects or involves other safety issues, the FDA may require the establishment of a Risk Evaluation Mitigation Strategy (“REMS”), or NMPA, EMA, Health Canada or other comparable regulatory authorities may require the establishment of a similar strategy. Such a strategy may, for instance, restrict distribution of Aptorum’s drug candidates, require patient or physician education, or impose other burdensome implementation requirements on us.

Regulatory approval may be substantially delayed or may not be obtained for one or all of Aptorum’s drug candidates if regulatory authorities require additional time or studies to assess the safety or efficacy of Aptorum’s drug candidates.

Aptorum currently does not have any drug candidates that have gained approval for sale by the FDA, NMPA or EMA, Health Canada or other regulatory authorities in any other country, and it cannot guarantee that it will ever have marketable drugs. Despite SACT-1 having been granted orphan drug status, this is not an approval for sale by the FDA. Aptorum’s business is substantially dependent on its ability to complete the development of, obtain marketing approval for and successfully commercialize drug candidates in a timely manner. Aptorum cannot commercialize drug candidates without first obtaining marketing approval from the FDA, NMPA, EMA, Health Canada and comparable regulatory authorities. In the U.S., it hopes to file INDs for the drug candidates from our Lead Projects and, subject to the approval of IND, Phase 1 clinical trials in humans. The timing and scope of advancing both ALS-4 Phase 2 clinical trials and SACT-1 Phase 1/2 trials are contingent upon securing appropriate collaborative partnerships and adequate funding resources. The Company is actively seeking strategic collaborators who can provide both financial support and clinical expertise to advance these therapeutic programs. Even if Aptorum is permitted to commence such clinical trials, they may not be successful and regulators may not agree with our conclusions regarding the data generated by our clinical trials.

It may be unable to complete development of Aptorum’s drug candidates or initiate or complete development of any future drug candidates we may develop on our projected schedule. While we believe that our existing cash will likely enable us to complete the preclinical development of at least one of our current Lead Projects, the full clinical development, manufacturing and launch of that drug candidate, will take significant additional time and likely require funding beyond the existing cash. In addition, if regulatory authorities require additional time or studies to assess the safety or efficacy of Aptorum’s drug candidates, we may not have or be able to obtain adequate funding to complete the necessary steps for approval for Aptorum’s drug candidates or any future drug candidates.

Preclinical studies in animals and clinical trials in humans to demonstrate the safety and efficacy of Aptorum’s drug candidates are time-consuming, expensive and take several years or more to complete. Delays in preclinical or clinical trials, regulatory approvals or rejections of applications for regulatory approval in the U.S., Europe, the PRC or other markets may result from many factors, including but not limited to:

●	our inability to obtain sufficient funds required to conduct or continue a trial, including lack of funding due to unforeseen costs or other business decisions;

●	regulatory reports for additional analysts, reports, data, preclinical studies and clinical trials;

●	failure to reach agreement with, or inability to comply with conditions imposed by the FDA, NMPA, EMA, Health Canada or other regulators regarding the scope or design of our clinical trials;

●	regulatory questions regarding interpretations of data and results and the emergence of new information regarding Aptorum’s drug candidates or other products;

●	delay or failure in obtaining authorization to commence a clinical trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

●	withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

●	unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding effectiveness of drug candidates during clinical trials;

●	difficulty in maintaining contact with patients during or after treatment, resulting in incomplete data;

●	our inability to obtain approval from IRBs or ethics committees to conduct clinical trials at their respective sites;

●	our inability to enroll and retain a sufficient number of patients who meet the inclusion and exclusion criteria in a clinical trial;

●	our inability to conduct a clinical trial in accordance with regulatory requirements or our clinical protocols;

●	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, withdrawing from or dropping out of a trial, or becoming ineligible to participate in a trial;

●	failure of our clinical trial managers to satisfy their contractual duties or meet expected deadlines;

●	manufacturing issues, including problems with manufacturing or timely obtaining from third parties sufficient quantities of a drug candidate for use in a clinical trial;

●	ambiguous or negative interim results, or results that are inconsistent with earlier results;

●	feedback from the FDA, NMPA, EMA, Health Canada, an IRB, data safety monitoring boards, or comparable entities, or results from earlier stage or concurrent studies in animals and clinical trials, regarding Aptorum’s drug candidates, including which might require modification of a trial protocol;

●	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects; and

●	a decision by the FDA, NMPA, EMA, Health Canada, an IRB, comparable entities, or the Company, or recommendation by a data safety monitoring board or comparable regulatory entity, to suspend or terminate clinical trials at any time for safety issues or for any other reason.

Changes in regulatory requirements and guidance may also occur, and we may need to amend clinical trial protocols submitted to applicable regulatory authorities to reflect these changes. Amendments may require us to resubmit clinical trial protocols to IRBs or ethics committees for re-examination, which may increase the costs or time required to complete a clinical trial.

If we experience delays in the completion of, or the termination of, a clinical trial, of any of Aptorum’s drug candidates, the commercial prospects of Aptorum’s drug candidates will be harmed, and our ability to generate product sales revenues from any of those drug candidates will be delayed. In addition, any delay in completing our clinical trials will increase our costs, slow down Aptorum’s drug candidate development and approval process, and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm Aptorum’s business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Aptorum’s drug candidates.

If we are required to conduct additional clinical trials or other studies with respect to any of Aptorum’s drug candidates beyond those that we initially contemplated, if we are unable to successfully complete our clinical trials or other studies or if the results of these studies are not positive or are only modestly positive, we may be delayed in obtaining regulatory approval for that drug candidate, we may not be able to obtain regulatory approval at all or we may obtain approval for indications that are not as broad as intended. Our product development costs will also increase if we experience delays in testing or approvals, and we may not have sufficient funding to complete the testing and approval process. Significant clinical trial delays could allow our competitors to bring their products to market before we do and impair our ability to commercialize Aptorum’s drugs, if and when approved. If any of this occurs, Aptorum’s business will be materially harmed.

Aptorum’s drug candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval.

Undesirable adverse events caused by Aptorum’s drug candidates or any future drug candidates we may develop could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities. Results of our potential clinical trials could reveal a high and unacceptable severity or prevalence of adverse effects. In such event, our trials could be suspended or terminated and the FDA, NMPA, EMA, Health Canada or other comparable regulatory authorities could order us to cease further development of, or deny approval of, Aptorum’s drug candidates for any or all target indications. Drug-related adverse events could also affect patient recruitment or the ability of enrolled subjects to complete the trial, could result in potential product liability claims and may harm our reputation, business, financial condition and business prospects significantly.

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

Any of these events could prevent us from achieving or maintaining market acceptance of the particular drug candidate, if approved, and could significantly harm Aptorum’s business, results of operations and prospects.

Even if we receive regulatory approval for Aptorum’s drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with Aptorum’s drug candidates.

If Aptorum’s drug candidates or any future drug candidates we develop are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable regulatory authorities outside of the United States.

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

Any regulatory approvals that we receive for Aptorum’s drug candidates may be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the drug candidate. The regulatory authorities may also require risk management plans or programs as a condition of approval of Aptorum’s drug candidates (such as REMS of the FDA and risk-management plan of the EMA), which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, NMPA, EMA, Health Canada or a comparable regulatory authority approves Aptorum’s drug candidates, we will have to comply with requirements including, for example, submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGCP and cGMP, for any clinical trials that we conduct post-approval.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Later discovery of previously unknown problems with Aptorum’s drug candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of Aptorum’s drug candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

●	fines, untitled or warning letters, or holds on clinical trials;

●	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

●	product seizure or detention, or refusal to permit the import or export of Aptorum’s drug candidates; and

●	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Companies may promote drugs only for the approved indications and in accordance with the provisions of the approved label and may not promote drugs for any off-label use, such as uses that are not described in the product’s labeling and that differ from those approved by the regulatory authorities. However, physicians may prescribe drug products for off-label uses and such off-label uses are common across some medical specialties. Thus, they may, unbeknownst to us, use our product for an “off label” indication for a specific treatment recipient. The FDA, NMPA, EMA, Health Canada and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and if we are found to be out of compliance with the requirements and restrictions imposed on us under those laws and restrictions, we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions, and the off-label use of our products may increase the risk of product liability claims. In addition, management’s attention could be diverted from Aptorum’s business operations and our reputation could be damaged.

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

Risks Related to Commercialization of Aptorum’s Drug Candidates

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

Risks Related to Aptorum’s Intellectual Properties

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

As of the date of this annual report, the Company has, through its licenses, obtained rights to patents and patent applications covering some or all its drug and diagnostics technology candidates that have been filed in major jurisdictions such as the United States, member states of the European Patent Organization (the “EPO”) and the PRC (collectively, “Major Patent Jurisdictions”), as well as in other countries. We have also filed a number of provisional applications to establish earlier filing dates for certain of our other ongoing research, the specifics of which are currently proprietary and confidential. To the extent we do not seek or obtain patent protection in a particular jurisdiction, we may not have commercial incentive to seek marketing authorization in such jurisdiction. Nonetheless, other parties might enter those markets with generic versions or copies of our products and received regulatory approval without having significantly invested in their own research and development costs compared to the Company’s investment. For more information about our IP portfolio, please refer to the Intellectual Property section below.

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

Even if resolved in our favor, litigation or other legal proceedings relating to IP claims may cause us to incur significant expenses, and could distract our technical personnel, management personnel, or both from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of Aptorum Class A ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

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

Our existing programs currently use or may in the future use additional technologies subject to proprietary rights held by others, such as particular compositions or methods of manufacture, treatment, or use. The licensing and acquisition of IP rights is a competitive area, and more established companies may pursue strategies to license or acquire such IP rights that we may consider necessary or useful. These established companies may have a competitive advantage over us due to their size, cash resources and greater capabilities in clinical development and commercialization.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire IP rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain or maintain licenses or other rights from other parties to use IP of those parties, our business, financial condition, and prospects for growth could suffer.

If we fail to comply with our obligations in the agreements under which we license IP rights from other parties or otherwise experience disruptions to our business relationships with our licensors, we could be required to pay monetary damages or could lose license rights that are important to our business.

Many of our projects (including our Lead Projects) are based on IP which we have licensed from other parties. (See “Intellectual Property”) Certain of these license agreements impose diligence, development or commercialization obligations on us, such as obligations to pay royalties on net product sales of our drug candidates once commercialized by us, to pay a percentage of sublicensing revenues if the licensed product is sublicensed, to make other specified milestone and/or annual payments relating to our drug candidates or to pay license maintenance and other fees, as well as obligations to pursue commercialization with due diligence. Specifically, a number of our license agreements also require us to meet development timelines in order to maintain the related license(s). In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore seek to terminate the license agreements. If one of our licensors, despite our efforts, were to be successful in terminating its agreement with us, we would not be able to continue to develop, manufacture or market any drug candidate under that license agreements, and we could face claims for monetary damages or other penalties under that agreement. Such an occurrence would diminish or eliminate the value of that project to our Company, even if we are able to negotiate new or reinstated agreements, which may have less favorable terms. Depending on the importance of the IP and the related project, any such development could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

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

Risks Related to Aptorum’s Reliance on Unrelated Parties

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

Risks Related to Aptorum’s Industry, Business and Operation

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

To induce valuable employees to remain at our Company, in addition to salary and cash incentives, we provide share incentive grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in the price of Aptorum Class A ordinary shares that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have appointment letters with our key employees, any of our employees could resign at any time, with 1-month to 3-months prior written notice or with payment in lieu of notice.

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

As of the date hereof, we have 2 full-time employees, one of whom is the Chief Executive Officer and the other who is engaged in general and administrative functions and who is located in Asia. In addition, we have engaged and may continue to engage independent contracted consultants and advisors to assist us with our operations. As our development and commercialization plans and strategies develop, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to add a significant number of additional managerial, operational, sales, marketing, financial and other personnel with the appropriate public company experience and technical knowledge and we may not successfully recruit and maintain such personnel. Future growth will impose significant added responsibilities on members of management, including:

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

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of Aptorum Class A ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain a non-accelerated filer, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. In connection with the audit of our financial statements for the year ended December 31, 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

We have taken actions to remediate the abovementioned material weakness:

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

However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2025. We cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Our management concluded that our internal controls over financial reporting were not effective as of December 31, 2025. Investors may lose confidence in our operating results, the price of the Aptorum Class A ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Aptorum Class A ordinary shares may not be able to remain listed on the Nasdaq Capital Market.

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

If any of our drug or diagnostics technology candidates enter clinical trials, we will face an inherent risk of product liability suits and will face an even greater risk if we obtain approval to commercialize any drugs. For example, we may be sued if our drug candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the drug, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our drug candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our drugs;

●	injury to our reputation;

●	withdrawal of clinical trial participants and inability to continue clinical trials;

●	initiation of investigations by regulators;

●	costs to defend the related litigation;

●	a diversion of management’s time and our resources;

●	substantial monetary awards to trial participants or patients;

●	product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	loss of revenue;

●	exhaustion of any available insurance and our capital resources;

●	the inability to commercialize any drug candidate; and

●	a decline in the price of Aptorum Class A ordinary shares.

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

Additionally, we may be sued if the products that we commercialize, market or sell cause or are perceived to cause injury or are found to be otherwise unsuitable, and may result in:

●	decreased demand for those products;

●	damage to our reputation;

●	costs incurred related to product recalls;

●	limiting our opportunities to enter into future commercial partnership; and

●	a decline in the price of Aptorum Class A ordinary shares.

Our insurance coverage may be inadequate to protect us against losses.

We currently maintain property insurance for our office premises. We hold employer’s liability insurance generally covering death or work-related injury of employees; we maintain company insurance for those persons working in our offices and medical insurance for our employees. We hold public liability insurance covering certain incidents involving unrelated parties that occur on or in the premises of the Company. We have directors and officers liability insurance. We do not have key-man life insurance on any of our senior management or key personnel, or business interruption insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. If any claims for damage are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

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

We had cash and cash equivalents of $3.5 million and $0.9 million as of December 31, 2025 and 2024, respectively. We may invest our cash in a variety of financial instruments. All of these investments are subject to credit, liquidity, market and interest rate risk. Such risks, including the failure or severe financial distress of the financial institutions that hold our cash, cash equivalents and investments, may result in a loss of liquidity, impairment to our investments, realization of substantial future losses, or a complete loss of the investments in the long-term, which may have a material adverse effect on our business, results of operations, liquidity and financial condition. While we believe our cash position does not expose us to excessive risk, future investments may be subject to adverse changes in market value.

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

We are the exclusive licensee to certain PRC patents directed to our drug candidates; and we also intend to file application for certain products in the PRC. The pharmaceutical industry in the PRC is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. (See “Regulations”). In recent years, the regulatory framework in the PRC regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our drug candidates in the PRC and reduce the current benefits that we believe are available to us from developing and manufacturing drugs in the PRC. Chinese authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in the PRC. We believe our strategy and approach is aligned with the PRC government’s policies, but we cannot ensure that our strategy and approach will continue to be aligned.

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. Our financial condition and results of operation in the PRC could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and consequently have a material adverse effect on our businesses, financial condition, and results of operations.

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of Aptorum Class A ordinary shares. A trading prohibition for Aptorum Class A ordinary shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

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

Our current independent accounting firm, Marcum Asia CPAs LLP, whose audit report is included herein, is headquartered in Manhattan, New York, with an address of 7 Penn Plaza, Suite 830, New York, New York 10001, and was not included in the list of PCAOB Identified Firms in the PCAOB December 2021 Release. It has been inspected by the PCAOB on a regular basis. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Our auditor’s audit working papers are not located in China. If in the future Marcum Asia CPAs LLP is included in the list of PCAOB Identified Firms and we are unable to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, a trading prohibition for Aptorum Class A ordinary shares could be issued shortly after our filing of the second consecutive annual report on Form 20-F for which we have retained a PCAOB Identified Firm.

If Aptorum Class A ordinary shares are subject to a trading prohibition under the HFCA Act, the price of Aptorum Class A ordinary shares may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase Aptorum Class A ordinary shares when you wish to do so. Furthermore, if we are able to maintain a listing of Aptorum Class A ordinary shares on a non-U.S. exchange, investors owning Aptorum Class A ordinary shares may have to take additional steps to engage in transactions on that exchange, including establishing non-U.S. brokerage accounts.

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

If we are classified as a passive foreign investment company for U.S. federal income tax purposes, United States holders of Aptorum Class A ordinary shares may be subject to adverse United States federal income tax consequences.

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

A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Based on the current and anticipated value of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we are a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2025.

In determining whether we are a PFIC, cash and cash equivalents and investments are considered by the U.S. Internal Revenue Service (“IRS”) to be a passive asset. During our taxable year ended December 31, 2025, we believe that the amount of cash we had on hand and investments were greater than 50% of our total assets. The composition of our assets during the current taxable year may cause us to continue to be classified as a PFIC. The determination of whether we will be a PFIC for our current taxable year or a future year may depend in part upon how quickly we spend our liquid assets, and on the value of our goodwill and other unbooked intangibles not reflected on our balance sheet, which may depend upon the market value of Aptorum Class A ordinary shares from time to time. Further, while we will endeavor to use a classification methodology and valuation approach that is reasonable, the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles for purposes of determining whether we are a PFIC in the current or one or more future taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder owns Aptorum Class A ordinary shares or warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. As discussed under “Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules”, a U.S. Holder may be able to make certain tax elections that would lessen the adverse impact of PFIC status; however, in order to make such elections the U.S. holder will usually have to have been provided information about the company by us, and there is no assurance that the company will provide such information.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. holders if we were determined to be a PFIC. (See “Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules”)

Risks Related to Aptorum’s Corporate Structure

One of our directors controls a majority of our voting shares.

One of our Executive Directors and Chief Executive Officer, Mr. Ian Huen, and his affiliates, over which he is deemed to have control and/or have substantial influence, has voting rights with respect to an aggregate of 2,114,114 Ordinary Shares, (507,967 Aptorum Class A ordinary shares, indirectly and directly, and 1,606,147 Aptorum Class B ordinary shares), representing approximately 87% of the voting power of our outstanding ordinary shares as of the date hereof. As a result, Mr. Huen has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. Additionally, in the event that Mr. Huen controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member, Mr. Huen owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Huen is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause Aptorum Class A ordinary share to look less attractive to certain investors or otherwise harm our trading price.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

The Company has one VIE which is incorporated under the laws of Cayman Islands; however, the VIE has not conducted operations, nor has the Company had any transactions with it during 2024 or 2025. The Company does not currently consolidate this VIE since the Group is not determined to be the primary beneficiary of it at this time under U.S. GAAP. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE. According to those standards, we determined that we do not have the power to manage and make decisions that affect Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are not the primary beneficiary of Libra. As a result, Libra’s financial results are not consolidated in our consolidated financial statements. If, in the future an affiliate company becomes a VIE and we become the primary beneficiary of it for accounting purposes, we would be required to consolidate that entity’s financial results in our consolidated financial statements. If we become the primary beneficiary of Libra and have to consolidate them into our consolidated financial statements, Libra and such entity’s financial results were negative, this could have a corresponding negative impact on our operating results. This could be because Libra is indebted to us and its operational performance or inability to generate sufficient cash flows. The Company’s maximum exposure to loss resulting from its involvement with Libra is nil for the year ended December 31, 2025 and the year ended December 31, 2024 and $961 for the year ended December 31, 2023 which was the amount due from Libra.

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

Risks Related to Aptorum’s Securities

If we fail to comply with the continued listing requirements of Nasdaq Capital Market, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

On July 31, 2023, the Company requested to transfer its Aptorum Class A ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market. On August 8, 2023, the Company received an approval letter (the “Nasdaq Approval Letter”) from the Nasdaq Listing Qualifications Department indicating that the staff has approved the Company’s application to transfer its Aptorum Class A ordinary shares to the Nasdaq Capital Market. The Company’s securities have been transferred to the Nasdaq Capital Market at the opening of business on August 10, 2023, and the trading activities of its Aptorum Class A ordinary shares have not been affected. The transfer became effective on August 10, 2023, thereby closing the prior deficiencies on the Nasdaq Global Market.

On April 15, 2025, the Company received a notification from the Staff advising the Company that it did not comply with the minimum bid price requirement of $1 per share, as per Nasdaq Listing Rule 5550(a)(2). The notification does not immediately affect the listing or trading of the Company’s shares on Nasdaq. The Company has been granted a 180-calendar-day grace period, until October 14, 2025, to regain compliance with the continued listing requirements. The Company was notified that it regained compliance on August 4, 2025.

If the Company fails to comply with any listing rules when required in the future, we could be subject to suspension and delisting proceedings. If our securities lose their status on the Nasdaq Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from the Nasdaq Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

Aptorum Class A ordinary shares eligible for future sale may adversely affect the market price of Aptorum Class A ordinary shares if the shares are successfully listed on the Nasdaq Capital Market or other stock markets, as the future sale of a substantial amount of outstanding Aptorum Class A ordinary shares in the public marketplace could reduce the price of Aptorum Class A ordinary shares.

The market price of Aptorum Class A ordinary shares could decline as a result of sales of substantial amounts of Aptorum Class A ordinary shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of Aptorum Class A ordinary shares. An aggregate of 6,346,823 Aptorum Class A ordinary shares are outstanding as of the date hereof. 4,950,322 of the Aptorum Class A ordinary shares are freely transferable without restriction or further registration under the Securities Act. The remaining Aptorum Class A ordinary shares will be “restricted securities” as defined in Rule 144. These Aptorum Class A ordinary shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

A sale or perceived sale of a substantial number of Aptorum Class A ordinary shares may cause the price of Aptorum Class A ordinary shares to decline.

If our shareholders sell substantial amounts of Aptorum Class A ordinary shares in the public market, the market price of Aptorum Class A ordinary shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short Aptorum Class A ordinary shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Issuances by us of additional securities could affect ownership and voting rights over us. In addition, the issuance of preferred shares, or options or warrants to purchase such preferred shares, could negatively impact the value of the Aptorum Class A ordinary shares as the result of preferential dividend rights, conversion rights, redemption rights and liquidation provisions granted to the stockholders of such preferred shares.

From time to time, we may issue in public or private sales additional securities to third party investors. Such securities may provide holders with ownership and voting rights that could provide the holders thereof with substantial influence over our business. Any preferred shares that may be issued shall have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. There cannot be any assurance that we will not issue preferred securities with rights and preferences that are more beneficial than those provided to Aptorum’s ordinary shares.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our shares.

We have never paid any cash dividends on Aptorum Class A ordinary shares and do not anticipate paying any cash dividends on Aptorum Class A ordinary shares in the foreseeable future, and any return on investment may be limited to the value of Aptorum Class A ordinary shares. We plan to retain any future earnings to finance growth.

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

Aptorum Class B ordinary shares have greater voting power than Aptorum Class A ordinary shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Aptorum Class A ordinary shares and Aptorum Class B ordinary shares. Under this structure, holders of Aptorum Class A ordinary shares are entitled to one vote per share, and holders of Aptorum Class B ordinary shares are entitled to one hundred votes per share, which can cause the holders of Aptorum Class B ordinary shares to have an unbalanced, higher concentration of voting power. Ian Huen, Aptorum’s current Chairman and Chief Executive Officer, through his ownership of Jurchen, beneficially owning over 1.6 million Aptorum Class B ordinary shares, which represents approximately 86.8% voting power in Aptorum. As a result, until such time as his voting power is below 50%, he has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, concentration of ownership of our Aptorum Class B ordinary shares may discourage, prevent or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Aptorum Class B ordinary shares may also be dilutive to the holders of Aptorum Class A ordinary shares. As a result, the market price of Aptorum Class A ordinary shares could be adversely affected.

Shareholders who hold shares of Aptorum Class B ordinary shares, including our executive officers and their affiliates, hold approximately 97% of the voting power of our outstanding ordinary shares. Because of the one hundred-to-one voting ratio between our Class B and Aptorum Class A ordinary shares, the holders of our Aptorum Class B ordinary shares will collectively continue to control a majority of the combined voting power of Aptorum’s ordinary shares and therefore be able to control all matters submitted to our shareholders for approval, so long as the Aptorum Class B ordinary shares represent at least 1.0% of all outstanding shares of Aptorum’s ordinary shares.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technology or drug and diagnostics technology candidates.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances and marketing or distribution arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of Aptorum Class A ordinary shares. The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations, and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license IP rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, issuance of additional equity securities, or the possibility of such issuance, may cause the market price of Aptorum Class A ordinary shares to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to another party on unfavorable terms our rights to technology or drug and diagnostics technology candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Our corporate affairs are governed by our Third Amended and Restated Memorandum and Articles of Association (as may be amended from time to time) (“Memorandum and Articles”), the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Cayman Islands courts are also unlikely to recognize or enforce judgments from U.S. courts based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce non-penal judgment of a foreign court of competent jurisdiction for a liquidated sum without retrial on its merits which is not obtained in a manner contrary to public policy in the Cayman Islands and in respect of which there are no concurrent proceedings in the Cayman Islands. This means, even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

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

As a result of recurring net losses and limited cash reserves, our independent auditor has included a going concern paragraph to its report on our financial statements as of and for the fiscal years ended December 31, 2025, due to the substantial doubt that exists in our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to achieve sustainable revenues and profitable operations. Since inception, we have raised funds primarily through the sale of equity securities and the issuance of debt. We will need and are currently seeking additional funds to operate our business and the recent volatility of global capital markets has made the raising of capital by equity and debt financing more difficult. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations or cause substantial dilution for our stockholders. If we are unable to obtain additional funds, our ability to carry out and implement our planned business objectives and strategies will be significantly delayed, limited, or may not occur. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability and our failure to do so would adversely affect our business, including our ability to raise additional funds.

We may not be able to maintain an active, liquid and orderly trading market for Aptorum Class A ordinary shares and our stock price may be volatile.

Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of Aptorum Class A ordinary shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of Aptorum Class A ordinary shares, you could lose a substantial part or all of your investment in our shares.

The following factors could affect our share price:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our securities;

●	sales of Aptorum Class A ordinary shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks describes under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of Aptorum Class A ordinary shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Risks Related to Aptorum’s Doing Business in Hong Kong

Our company currently does not have operations in mainland China. PRC laws and regulations may be applicable to a company such as us, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of Aptorum Class A ordinary shares, to significantly decline or become worthless. See the following risk factors of “Our business, financial condition and results of operations, and/or the value of Aptorum Class A ordinary shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us” and “The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of Aptorum Class A ordinary shares, which would materially affect the interests of investors.”

Political risks associated with conducting business in Hong Kong.

Most of our operations are based in Hong Kong. Accordingly, our business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we maintain substantially all of our operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of our operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law (the “Hong Kong Basic Law” or the “Basic Law”), namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

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

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of Aptorum’s ordinary shares could be adversely affected.

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

The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control.

If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2023 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon the expiration of the applicable years of non-inspection under the HFCAA and relevant regulations, our shares will be delisted and will not be permitted for trading over the counter. Such a delisting or prohibition would substantially impair your ability to sell or purchase our shares, and the risk and uncertainty associated with delisting would have a negative impact on the price of our share. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our shares could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While the CSRC, the SEC and the PCAOB have entered into the SOP Agreements regarding the inspection of PCAOB-registered accounting firms in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our shares would force holders of our shares to sell their shares. The market price of our shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with the Business Combination or future offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

The Cybersecurity Review Measures jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 required that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering on a foreign stock exchange. However, this regulation is recently issued and there remain substantial uncertainties about its interpretation and implementation.

As of the date of this annual report, we and our subsidiaries do not have any business operation or maintain any office or personnel in mainland China. We and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Based on the assessment conducted by the management, we believe that we and our subsidiaries are not currently required to proactively apply to a cybersecurity review for the Business Combination or future offerings overseas, on the basis that (i) our subsidiaries are incorporated in Hong Kong, the Cayman Islands, and other jurisdictions outside of mainland China and operate in Hong Kong without any subsidiary or variable interest entities (“VIE”) structure in mainland China, and we do not maintain any office or personnel in mainland China; (ii) except for the Basic Law, the National Laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation, and National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong, and PRC laws and regulations relating to data protection and cyber security have not been listed in Annex III as the date of this annual report are solely carried out by our overseas entities outside of mainland China for the purpose of offering services in Hong Kong and other jurisdictions outside of mainland China; (iv) we and our subsidiaries do not control more than one millions users’ personal information as of the date of this prospectus; (v) as of the date of this annual report, we and our subsidiaries have not received any notice of identifying us as critical information infrastructure from any relevant PRC governmental authorities; and (vi) as of the date of this annual report, none of us or our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review.

Additionally, we believe that we and our subsidiaries are compliant with the regulations and policies that have been issued by the CAC to date and there was no material change to these regulations and policies since the Business Combination. Based on the above thorough review of applicable laws and regulations, we have concluded that neither we nor our subsidiaries are required to obtain permissions or approvals from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC), or any other PRC governmental authority to operate our business or offer securities to foreign investors. We affirmatively state that we have received all requisite permissions or approvals necessary to operate our business, and no permissions or approvals have been denied. However, regulatory requirements on cybersecurity and data security in the mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities in that regard, and there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as us. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30, 2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC.

Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the Cyman Islands and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this annual report, there was no material change to these regulations and policies since the Business Combination. If our future securities offerings, and our listing on Nasdaq were later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we may need to complete the filing procedures for our Business Combination and future secondary offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

Since these statements and regulatory actions are new, it is also highly uncertain in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. There is no assurance that the relevant PRC governmental authorities would reach the same conclusion as us. If we and/or our subsidiaries are required to obtain approval or fillings from any governmental authorities, including the CAC and/or the CSRC, in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or mainland China, it is uncertain how long it will take for us and/or our subsidiaries to obtain such approval or complete such filing, and, even if we and our subsidiaries obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or mainland China may subject us and/or our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and/or our subsidiaries, and even fines on the controlling shareholder and other responsible persons, and our subsidiaries’ ability to conduct our business, our ability to invest into mainland China as foreign investments or accept foreign investments, or our ability to list on a U.S. or other overseas exchange may be restricted, and our subsidiaries’ business, and our reputation, financial condition, and results of operations may be materially and adversely affected.

If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our subsidiaries’ business activities and require us and/or our subsidiaries to incur increased costs and efforts to comply, and any breach or noncompliance may subject us and/or our subsidiaries to proceedings against such entity(ies), damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

As the laws and regulations related to cybersecurity, data privacy, and data protection in mainland China where our subsidiaries do not have operations are relatively new and evolving, and their interpretation and application may be uncertain, it is still unclear if we and/or our subsidiaries may become subject to such new laws and regulations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of mainland China as well as data processing activities conducted outside the territory of mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this annual report, we do not have any operation or maintain any office or personnel in mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside the mainland China for the purpose of offering products or services to domestic natural persons in the territory of mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As our subsidiaries’ services are provided in Hong Kong rather than in the mainland China to clients worldwide, including but not limited to clients of mainland China who visit our offices in these locations, we take the view that we and our subsidiaries are not subject to the Personal Information Protection Law.

On July 7, 2022, the Cyberspace Administration of China (the “CAC”) issued the Measures for Security Assessment of Outbound Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this annual report, we and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Therefore, we believe that the Measures is not applicable to us.

However, given the recency of the issuance of the above PRC laws and regulations related to cybersecurity and data privacy, we and our subsidiaries still face uncertainties regarding the interpretation and implementation of these laws and regulations and we could not rule out the possibility that any PRC governmental authorities may subject us and/or our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and/or our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and/or our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures, have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue future offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or CAC or filing with the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our operating Subsidiaries’ operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if the PRC government attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our operating Subsidiaries’ business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

There are political risks associated with conducting business in Hong Kong.

Substantially all of Aptorum’s operations are in Hong Kong. Accordingly, the business operations and financial conditions of our operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since substantially all of Aptorum’s operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and the United States signed an executive order and the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and reexports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing tariffs the U.S. imposed on Mainland China will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as the logistic hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction. Legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

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

Our and our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us or our subsidiaries.

We currently do not have or intend to have any subsidiary or any contractual arrangement to establish a variable interest entity structure with any entity in mainland China. All of our operating entities are in jurisdictions outside of mainland China. However, as our principal place of business is in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future laws of the PRC become applicable to a company such as us, it will not have a material adverse impact on our business, financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

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

The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice. We currently do not have plan to expand our operation or acquire any operation in the mainland China. However, we may also become subject to the laws and regulations of the PRC to the extent we commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth. There is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiaries. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. If we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of Aptorum Class A ordinary shares, which would materially affect the interest of the investors.

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

We have business operations in Hong Kong, but not in mainland China, and we directly, or indirectly via our subsidiaries, own equity interests in our operating entities, none of which are located in mainland China; we also maintain economic interest over one VIE (Libra Sciences Limited), which is incorporated under the laws of Cayman Islands and conducted operations in Hong Kong. Our principal executive offices are located in Europe, but our principal place of business is in Hong Kong, a special administrative region of China. The PRC government does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our future expansion or acquisition of operations in mainland China. See “— Our business, financial condition and results of operations, and/or the value of Aptorum Class A ordinary shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to a company such as us.”

We currently do not have plans to expand our operation or acquire any operation in the mainland China. However, if we were to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our future development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of Aptorum Class A ordinary shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the Chinese government would not intervene in or influence our operations at any time.

We were not required to obtain permission from the PRC government to list on a U.S. securities exchange, however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including Aptorum Class A ordinary shares, to significantly decline or be worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

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

On December 28, 2021, the Cyberspace Administration of China (“CAC”), and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in mainland China must be stored in mainland China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. In addition, for critical information infrastructure operators, or the “CIIOs”, that purchase network-related products and services, the CIIOs shall declare any network-related product or service that affects or may affect national security to the Office of Cybersecurity Review of the CAC for cybersecurity review. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, the Review Measures stipulates that any online platform operators holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date hereof, neither we nor our subsidiaries have received any notice from any authorities identifying us or our subsidiaries as a CIIO or requiring us or our subsidiaries to undertake a cybersecurity review by the CAC. Further, as of the date hereof, neither we nor our subsidiaries have been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that the CAC has issued.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, CAC published the Regulations on the Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. Currently we do not expect the Review Measures to have an impact on the business and operations of our Hong Kong subsidiaries, because (i) our Hong Kong subsidiaries are incorporated and operating in Hong Kong without any subsidiary or variety interest entity (“VIE”) structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of hereof, our Hong Kong subsidiaries have not collected or stored personal information of any individual clients of mainland China; and (iii) as of the date hereof, our Hong Kong subsidiaries have not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review for the offering. Based on laws and regulations currently in effect in the PRC as of the date hereof, we believe our Hong Kong subsidiaries are not required to pass the cybersecurity review of the CAC in order to list Aptorum Class A ordinary shares in the U.S.

In addition, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date hereof, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of Aptorum Class A ordinary shares. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined that we are subject to the Trial Measures for the listing of the Ordinary Shares on the Nasdaq, we may fail to obtain required approval, complete required filing or meet such requirements in a timely manner or at all, or completion could be rescinded. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

If we are determined to be subject to the Draft Rules Regarding Overseas Listings, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC as of the date hereof, we believe our Hong Kong subsidiaries are not required to obtain regulatory approval from the CSRC in order to list Aptorum Class A ordinary shares in the U.S.

Since these proposed rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Any failure of us to full comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Aptorum Class A ordinary shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Aptorum Class A ordinary shares to significantly decline in value or become worthless.

As of the date hereof, we believe are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer or continue to offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, if we and our Hong Kong subsidiaries (i) do not receive or maintain such approval, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such approval in the future, our operations and financial condition could be materially adversely affected, and our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on Aptorum Group’s daily business operations, our ability to accept foreign investments and the listing of Aptorum Class A ordinary shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of Aptorum Class A ordinary shares to significantly decline or become worthless.

Operations in Hong Kong may be subject to risks associated with the broader PRC that could adversely affect our business.

There are several risks associated with our operations in Hong Kong, including but not limited to:

●	Regulatory Changes and Governmental Control: The PRC government has significant authority to intervene in the operations of businesses, and any changes in laws, regulations, or enforcement policies could adversely impact our operations in Hong Kong and any future opportunities in the region.

●	Geopolitical and Economic Instability: Ongoing tensions between the PRC and other countries, particularly the U.S., may affect trade policies, tariffs, and overall market conditions, which could disrupt our supply chain or future business in Hong Kong.

●	Currency and Capital Flow Restrictions: The PRC government imposes controls on the movement of funds into and out of the country, which could limit our ability to repatriate funds or invest in remaining operations.

●	Hong Kong’s Evolving Legal Environment: The integration of certain aspects of Hong Kong’s governance with the PRC’s legal framework has created uncertainties regarding autonomy, regulatory consistency, and legal protections.

Any adverse developments related to our operations in Hong Kong could have a material adverse effect on our business, financial condition, and results of operations.

Uncertainties with respect to the legal system of the People’s Republic of China (the “PRC”) and tax regime, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws, and regulations in the PRC could adversely affect us.

We are subject to certain legal and operational risks associated with having operations in Hong Kong. The PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights and any failure to quickly respond to changes in the regulatory environment in the PRC could adversely affect our business, financial condition, and results of operations, and impede our ability to continue our operations in Hong Kong.

The PRC government may intervene or influence our operations at any time, with little advance notice, as the PRC government deems appropriate to further regulatory, political and societal goals, which may potentially result in a material adverse effect on our operations. The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. We cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, and results of operations, as well as cause a material change in the value of our securities. Further, currently under the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”), Hong Kong is self-governed by its own government under the PRC framework of “one country two systems” with a high degree of autonomy under its local constitution. We cannot assure you, however, that the PRC will maintain the “one country two systems” framework, and the PRC government may seek to further influence the business conduct of entities organized under the laws of Hong Kong, including our Hong Kong operations. If the PRC government were to enact laws and regulations in the future that resulted in significant oversight or other restrictions on the conduct of the business of our Hong Kong operations, it could materially and adversely affect our business, financial condition, and results of operations.

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

Risks Related to the Merger

If the Merger Agreement with DiamiR is not consummated, Aptorum’s share price could decline.

The consummation of the Merger with DiamiR is subject to a number of closing conditions, including the completion of the Domestication, conversion of all outstanding convertible debt of ours and DiamiR’s, approval by our shareholders, completion of review by Nasdaq of Aptorum’s listing of additional securities application of the shares of common stock of the Combined Company to be issued in connection with the closing of the Merger, and other customary closing conditions. In addition, at the closing date of the Merger, Aptorum should maintain an aggregate amount of unrestricted cash and cash equivalents of not less than $2,260,000, and an amount of Working Capital (as defined in the Merger Agreement) of not less than $1,644,000. As of December 31, 2025, Aptorum has approximately $3.5 million in cash and current assets of approximately $3.6 million. We intend to address any shortfall through the execution of a public or private financing. The Company is targeting a closing of the transaction before 2027.

If the DiamiR Merger is not consummated, Aptorum may be subject to a number of material risks, and its share price could be adversely affected, as follows:

●	Aptorum has incurred and expects to continue to incur significant expenses related to the Merger with DiamiR, even if the DiamiR Merger is not consummated.

●	The Merger Agreement contains covenants restricting Aptorum’s solicitation of competing acquisition proposals and the conduct of Aptorum’s business between the date of signing the Merger Agreement and the closing of the Merger. As a result, significant business decisions and transactions before the closing of the Merger require the consent of DiamiR. Accordingly, Aptorum may be unable to pursue business opportunities that would otherwise be in its best interest as a standalone company. Aptorum has invested significant time and resources in the transaction process and if the Merger Agreement is terminated Aptorum will have a limited ability to continue its current operations without obtaining additional financing.

●	Aptorum’s collaborators and other business partners and investors in general may view the failure to consummate the DiamiR Merger as a poor reflection on its business or prospects.

●	Some of Aptorum’s collaborators and other business partners may seek to change or terminate their relationships with Aptorum as a result of the Merger or the failure thereof.

●	As a result of the Merger, current and prospective employees could experience uncertainty about their future roles within the Combined Company. This uncertainty may adversely affect Aptorum’s ability to retain its key employees, who may seek other employment opportunities.

●	Aptorum’s management team may be distracted from day-to-day operations as a result of the Merger.

●	Nasdaq could determine to delist Aptorum’s Class A ordinary shares which could have an adverse effect on the value of Aptorum’s ordinary shares and any future ability to raise capital.

●	Subject to the terms and conditions in the Merger Agreement, Aptorum may have to pay DiamiR a termination fee in the amount equal to the higher of (i) 70% of cash that Aptorum has as of the date of termination and (ii) $2,000,000.

In addition, if the Merger Agreement is terminated and Aptorum’s board of directors determines to seek another business combination, it may not be able to find a third party willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger. In such circumstances, Aptorum’s board of directors may elect to, among other things, divest all or a portion of Aptorum’s business, and in such case, the consideration that Aptorum receives may be less attractive than the consideration to be received by Aptorum pursuant to the Merger Agreement.

If the conditions to the Merger Agreement are not met, the Merger will not occur.

Even if the Merger is approved by the shareholders of Aptorum and DiamiR, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement. Aptorum and DiamiR cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and Aptorum and DiamiR each may lose some or all of the intended benefits of the Merger.

Some Aptorum and DiamiR officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Certain officers and directors of Aptorum and DiamiR participate in arrangements that provide them with interests in the Merger that are different from yours, including, among others, the continued service as an officer or director of the Combined Company, continued indemnification and the potential ability to sell an increased number of shares of the Combined Company in accordance with Rule 144 under the Securities Act. These interests, among others, may influence the officers and directors of Aptorum and DiamiR to support or approve the Merger.

DiamiR may not complete the Merger or may be delayed in completing the Merger.

The DiamiR Merger is at the very early stages and will be subject to the completion of satisfactory due diligence, negotiation of definitive agreements, obtaining applicable corporate, regulatory and other third-party approvals and the fulfillment of customary closing conditions. There is no certainty and DiamiR can provide no assurances that the parties will successfully negotiate and enter into a definitive agreement, or that the DiamiR merger will be consummated on the terms or timeframe currently contemplated, or at all. If the DiamiR merger is not completed as contemplated, DiamiR could suffer adverse consequences, including the loss of investor confidence, volatility and a significant decrease in the market prices of its securities and reputational harm. In addition, any delay in completing the merger could cause DiamiR not to realize some or all of the benefits that it expects to achieve if the merger is successfully completed within the expected timeframe. There is no guarantee that DiamiR will find an alternative entity with which to merge.

During the pendency of the Merger, Aptorum and DiamiR will be subject to contractual limitations set forth in the Merger Agreement that restrict the parties’ ability to enter into business combination transactions with another party.

Covenants in the Merger Agreement impede the ability of Aptorum or DiamiR to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the Merger Agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to the entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of Aptorum’s securities, a tender offer for Aptorum’s securities, a Merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to such party’s shareholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Aptorum and DiamiR from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals. Because the lack of a public market for DiamiR shares makes it difficult to evaluate the fairness of the Merger, the shareholders of DiamiR may receive consideration in the Merger that is less than the fair market value of the DiamiR shares.

DiamiR has never generated revenue from product sales and all of DiamiR’s product candidates are currently in the pre-commercial stage, and DiamiR may continue to incur significant losses for the foreseeable future and never generate revenue from product sales.

DiamiR is a molecular diagnostic company focused on developing minimally invasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology they developed is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of the Company include the development of Lab-Developed tests (LDTs) in its CLIA licensed lab based on the identified miRNA expression signatures. The tests could also be used for patient screening and stratification, as well as disease and treatment monitoring. DiamiR has devoted most of its financial resources to conducting studies on analysis of circulating organ-enriched miRNA biomarkers and building its patent portfolio. DiamiR has not generated any revenues from product sales. DiamiR’s ability to fully develop its products and market them successfully is depending on may factors, some of which are out of their control and many of which are described elsewhere in this annual report. Although DiamiR has received revenue in the past from providing testing services to life sciences companies, and may again in the future, they cannot be certain that such services will bring sufficient revenue to support its operation and R&D. Thus, DiamiR may not be able to generate a profit until its product candidates become profitable, which may never occur.

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

The Company now focuses all of its efforts on R&D and therefore no longer performs any therapeutic services. While the Company may commence therapeutic services in the future, as of December 31, 2025 and the date hereof, it only operates in one segment.

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

In September 2023, we entered into a securities purchase agreement to sell a $3,000,000 unsecured convertible note (“Sep 23 Note”) to Jurchen Investment Corporation, our largest shareholder. The Sep 23 Note is convertible into our Class A Ordinary Shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Note for twelve (12) months or more or such term subject to mutual consent. The Sep 23 Note has an interest rate of 6% per annum and a conversion price of $2.42 per share. The Sep 23 Note is secured by a first priority lien and security interest on certain shares that we own (“Collateral”). Upon our disposal of all or a portion of the Collateral, the investor has the right, to request that we prepay the then-remaining outstanding balance of the Sep 23 Note, in part or in full and we can make that payment in cash or in shares. On September 11, 2025, the parties agreed to extend the term of the Sep 2023 Note for an additional 12 months; the parties also agreed to amend the terms of the Sep 2023 Note such that Jurchen, at is sole discretion, shall be permitted to convert the Sep 2023 Note upon three days written notice.

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

On October 10, 2025, the company entered into definitive agreements for the purchase and sale of 1,000,000 Class A ordinary shares at a purchase price of $2.00 per share in a registered direct offering, for gross proceeds of $2,000,000; the offering closed on October 14, 2025.

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

Currently, we conduct the majority of our operations through the following subsidiaries: Aptorum Therapeutics Limited and Acticule Life Sciences Limited. All investments into our company are into the parent company, Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong; you may never hold direct equity interests in our subsidiaries or the VIEs.

In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, we consolidate any VIE of which we are regarded as the primary beneficiary for accounting purposes. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. We have determined that we have one VIE, namely, Libra, according to the U.S. GAAP. In accordance with ASC 810, we have considered Libra’s memorandum and article of association, and determined that we do not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are not regarded as the primary beneficiary of Libra for accounting purposes. Libra did not have any operations during the year ended December 31, 2025.

Proposed Merger with Diamir

Aptorum and DiamiR entered into an Agreement and Plan of Merger on July 14, 2025, (the “Merger Agreement”), pursuant to which, among other matters, Aptorum will form a direct, wholly owned subsidiary in the state of Delaware (“Merger Sub”), which will merge with and into DiamR, with DiamiR surviving as a wholly owned subsidiary of Aptorum , and the surviving corporation of the merger with the Merger Sub (the “Merger”). Aptorum following the Merger is referred to herein as the “Combined Company.” Each of Aptorum and DiamiR has agreed to certain covenants in the Merger Agreement governing the conduct of its respective business between the date of the Merger Agreement and the Closing or the earlier termination of the Merger Agreement. In general, from the date of the Merger Agreement until the earlier of the Closing and the termination of the Merger Agreement, except as required by applicable law, as set forth in the Merger Agreement or other transaction documents, each party must and must cause each of its subsidiaries to conduct its business in the ordinary course of business in all material respects. Each party also agreed to refrain from certain acts without the prior consent of the other.

Concurrently with the execution of the Merger Agreement, DiamiR and Aptorum Therapeutics Limited, a wholly owned subsidiary of the Company (“Aptorum Therapeutics”), entered into a management services agreement, pursuant to which, Aptorum Therapeutics shall pay a monthly service fee and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or June 30, 2026. In addition, concurrently with the execution of the Merger Agreement, DiamiR, DiamiR LLC, a wholly owned subsidiary of DiamiR, the Company and Aptorum Therapeutics entered into an intellectual property license agreement (“Licensing Agreement”), pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or June 30, 2026.

Immediately prior to the closing of the Merger, Aptorum will transfer by way of continuation to and domesticate as a Delaware corporation (the “Domestication”; the Company immediately following the Domestication and prior to the closing of Merger, “Aptorum Delaware”). In connection with the Domestication, each then issued and outstanding Class A ordinary share of Aptorum will convert automatically, on a one-for-one basis, into a share of common stock of Aptorum Delaware, and each then issued and outstanding Class B ordinary share of Aptorum will convert automatically into a share of common stock of Aptorum Delaware and a share of non-voting and non-convertible Series A preferred stock of Aptorum Delaware.

At the effective time of the Merger (the “Effective Time”), each then-outstanding share of DiamiR’s common stock, other than dissenting shares, will be converted into a number of shares of Aptorum Delaware common stock equal to the Conversion Ratio described in more detail in the section titled “The Merger Agreement-Conversion Ratio” (the “Conversion Ratio”). Immediately following the closing of the Merger, stockholders of DiamiR and existing Aptorum shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the Combined Company (such percentages to be adjusted ratably if either party issues additional securities prior to the closing).

Aptorum filed the S-4 with the SEC and will mail notices of shareholders meeting and other relevant documents to its shareholders, in connection with Aptorum’s solicitation of proxies for its shareholder’ meeting to be held to approve the Merger and related corporate actions. As described in the S-4, Ian Huen, Aptorum’s Chairman and Chief Executive Officer, who beneficially owns 86.71% of Aptorum’s total voting power as of March 26, 2026, signed a voting agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the proposals included in the S-4. Therefore, Mr. Huen’s vote represents sufficient voting power to approve the proposals without the vote of any other shareholder of Aptorum. Accordingly, all of the proposals will be approved after Mr. Huen submits his vote; no public shareholder votes will be required for the proposals to pass, but shareholders will still have the opportunity to vote.

About DiamiR

DiamiR was incorporated in Delaware on June 16, 2014, and primarily operates through its wholly owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. DiamiR is a molecular diagnostics company focused on developing and commercializing minimally invasive tests for early detection and monitoring of neurodegenerative diseases, such as mild cognitive impairment and Alzheimer’s disease, rare neurodevelopmental diseases, such as Rett syndrome, other brain health disorders, and cancer. The proprietary platform technology developed at DiamiR and protected by over 50 issued patents is based on quantitative analysis of organ-enriched microRNAs detectable in blood plasma. In addition to blood-based microRNA panels, as part of its biopharma services DiamiR’s CLIA/CAP-certified laboratory offers protein and genetic biomarker analyses for screening, patient stratification, disease and treatment monitoring.

Merger Consideration

At the Effective Time, each then-outstanding share of DiamiR’s common stock, other than dissenting shares, will be converted into a number of shares of Aptorum Delaware common stock, to the extent that, immediately following the closing of the Merger, stockholders of DiamiR and existing Aptorum’s shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the Combined Company (such percentages to be adjusted ratably if either party issues additional securities prior to the closing).

Conditions to Closing of the Merger

The obligations of the parties to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver by each of the parties to the Merger Agreement of several conditions at or prior to the Closing, including:

●	Shareholder approval of certain related actions’

●	the conversion of all outstanding convertible debt of Aptorum and of DiamiR;

●	the completion of review by Nasdaq of Aptorum’s listing of additional securities application for the shares to be issued in connection with the Merger, and the continuous listing of Aptorum’s shares on Nasdaq;

●	the declaration by the SEC of the effectiveness of a registration statement on Form S-4 registering the shares of Aptorum Delaware common stock issuable pursuant to the Merger Agreement;

●	the composition of the board of directors of the Combined Company is as agreed between DiamiR and Aptorum and the post-merger officers and directors shall have entered into employment agreements with Aptorum;

●	Aptorum maintaining a certain amount of cash balance and working capital as required at closing; the execution and delivery by each counterparty to the Stockholders Agreement; and

●	the lack of any order issued by any governmental authority of competent jurisdiction preventing the consummation of the Merger being in effect, and no applicable law having been enacted, entered, promulgated or enforced by any governmental authority or otherwise being in effect that prohibits or makes illegal the consummation of the Merger.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing, whether before or after receipt of the requisite shareholder approvals, under the following circumstances:

●	by mutual written agreement of Aptorum and DiamiR;

●	by written notice from DiamiR or Aptorum to the other, if there shall be in effect any (i) applicable laws or (ii) governmental order (other than, for the avoidance of doubt, a temporary restraining order), that (x) in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger, and (y) in the case of clause (ii) such governmental order shall have become final and non-appealable;

●	by written notice from Aptorum to DiamiR, if DiamiR has breached or failed to perform any of its representations, warranties, or covenants or other agreements, which breach or failure to perform (i) would result in the failure of any of the closing conditions to be satisfied and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by DiamiR before the 30th day following receipt of written notice from Aptorum of such breach or failure to perform, provided that Aptorum shall not have the right to terminate if it is then in material breach of any of its representations, warranties, covenants or other agreements;

●	by written notice from DiamiR, if Aptorum or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or other agreements, which breach or failure to perform (i) would result in the failure of any closing conditions to be satisfied and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by Aptorum or Merger Sub before the 30th day following receipt of written notice from DiamiR of such breach or failure to perform; provided that DiamiR shall not have the right to terminate if it is then in material breach of any of its representations, warranties, covenants or other agreements;

●	by written notice from Aptorum to DiamiR, if DiamiR fails to obtain its stockholders approval;

●	by written notice from DiamiR to Aptorum, if Aptorum fails to obtain its shareholders approval upon vote taken thereon at a duly convened Special Meeting (or at a meeting of its shareholders following any adjournment or postponement thereof);

●	by written notice from Aptorum or DiamiR to the other, if the closing shall not have been consummated on or prior to the Termination Date;

For purposes of the Merger Agreement, “Termination Date” means June 30, 2026; provided that the Termination Date may be extended if expressly so agreed in writing by Aptorum and DiamiR.

In the event that, the Merger Agreement is terminated for reasons other than DiamiR’s breach or failure to perform, and that Aptorum has raised capital by issuance of its equity securities during the Interim Period (as defined in the Merger Agreement), Aptorum agrees to pay in cash to DiamiR, a fee in the amount equal to the higher of (i) 70% of cash that Aptorum has as of the date of Termination, and (ii) $2,000,000 (the “Termination Fee”). In the event that the Merger Agreement is terminated and that Aptorum has not raised capital by issuance of its equity securities during the Interim Period, each party agrees to bear its own expenses incurred with the Merger and the related transactions.

Management Services Agreement

At the time of the execution of the Merger Agreement, Aptorum Therapeutics, and DiamiR entered into a management services agreement pursuant to which Aptorum Therapeutics shall pay a monthly service fee and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or June 30, 2026 in the following positions, subject to change as set forth in the agreement: Alidad Mireskandari, President or CEO; Gary Anthony, Comptroller or CFO; Gyanendra Kumar, V.P. of Assay Development; Kenny Ablordeppey, Director of Assay Development; Jacob Goldman, Data Scientist; and Sydney Finkelstein, Medical Director.

Intellectual Property License Agreement

At the time of the execution of the Merger Agreement, DiamiR, DiamiR LLC, the Company and Aptorum Therapeutics entered into the Licensing Agreement, pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or June 30, 2026.

Voting and Support Agreement

Ian Huen, our Chairman and CEO, who beneficially owns 87.17% of the Company’s total voting power as of the date of the Merger Agreement, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement.

Stockholders Agreement

Upon closing of the DiamiR Merger, Aptorum and certain stockholders of DiamiR, who collectively own 84.9% of DiamiR’s outstanding shares, will sign a stockholders agreement (“Stockholders Agreement”), which will be effective so long as the stockholders of DiamiR beneficially own, in the aggregate, a number of shares of common stock of the Combined Company equal to at least 25% of the then outstanding shares of the Combined Company (such beneficial ownership, the “DiamiR Stockholders Beneficial Ownership”; such period, the “Appointment Period”). The parties agree that, during the Appointment Period, they will take all necessary actions to cause the number of directors at the Board of the Combined Company to be fixed at five (5). In addition, Kira S. Sheinerman, the co-founder and a stockholder of DiamiR, and her affiliates (“DiamiR Primary Stockholder Parties”) will have the right to appoint two (2) designees (each designee, the “Primary Stockholder Designee”, collectively, the “Primary Stockholder Designees”) for nomination and election to the Board of Combined Company, and at least one (1) designee shall satisfy the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq listing rules, provided that the DiamiR Stockholders Beneficial Ownership is not less than 36%, and the DiamiR Primary Stockholder Parties will have the right to appoint one (1) director nominee to the Board of Combined Company, provided that the DiamiR Stockholders Beneficial Ownership is no less than 25%.

For the election of directors of the Combined Company: (1) each stockholder of DiamiR, who is a party to the Stockholders Agreement, will agree to vote all of its shares of the Combined Company in favor of each Primary Stockholder Designee; (2) with respect to the election of nominees who are not Primary Stockholder Designees, (a) until Aptorum’s 2027 annual stockholders meeting (the “2027 Meeting”), each stockholder of DiamiR will agree to vote all of its shares of the Combined Company in accordance with the recommendations of the nominating and governance committee of the Board of the Combined Company; and (b) beginning at the 2027 Meeting and at each annual meeting thereafter: (i) each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote, in its sole discretion, all of its shares of the Combined Company in favor of one additional nominee who is not an Primary Stockholder Designee; provided that if the number of directors constituting the Board of the Combined Company is increased above five (5), then the number of additional nominees (i) shall automatically increase by such number of additional directors (each such additional nominee or nominees, as applicable, an “Primary Stockholder Nominee”); and (ii) with respect to any uncontested election of a nominee who is not a Primary Stockholder Designee or a Primary Stockholder Nominee, each Stockholder shall vote its shares of the Combined Company in the same manner as, and in the same proportion to, all shares voted by stockholders of the Combined Company, excluding the votes or actions of the stockholders of DiamiR with respect to its shares of the Combined Company. For all other proposals or resolutions to be voted on by the stockholders of the Combined Company, each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote all of its shares of the Combined Company in its sole discretion.

In addition, DiamiR will appoint Alidad Mireskandari as a non-voting observer (the “Observer”) to the Board of Combined Company upon closing of the DiamiR Merger until the earliest of (i) two (2) years from the date thereof, (ii) the Observer’s death, disability, retirement or resignation or (iii) such time as may be determined by a majority of the directors of Combined Company who are Primary Stockholder Designees.

Furthermore, so long as the DiamiR Stockholder Beneficial Ownership is no less than 25%, the Combined Company should obtain prior written approval from the DiamiR Primary Stockholder Parties for certain significant corporate actions, including but not limited to (i) voluntary dissolution, winding up or bankruptcy of the Combined Company or any significant subsidiary of it; (ii) issuance of common stock or securities convertible into the shares of common stock representing more than 10% of the outstanding shares of the Combined Company in a six-month period; (iii) any amendment to the governing documents of the Combined Company that will adversely affect the Primary Stockholder Designee, or the Combined Company’s ability to fulfill its obligations under the Stockholders Agreement; (iv) any acquisition, sale of assets, merger, amalgamation nor consolidation transactions; and (v) replacement of the CEO or CFO of the Combined Company.

If, at any time that the DiamiR Stockholder Beneficial Ownership is less than 25%, the Primary Stockholder Parties shall no longer have any right to designate any nominee for election to the Board of the Combined Company, or have the right to veto on the significant corporate actions as set forth in the Stockholders Agreement.

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

B. Business Overview

Overview of our Company

Aptorum is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases.

Aptorum now focuses all of its efforts on R&D; it no longer provides any clinical services. As of December 31, 2025 and the date hereof, it only operates in one segment.

Aptorum’s goal is to develop a broad range of novel and repurposed therapeutics and diagnostics technology across a wide range of disease/therapeutic areas. Key components of its strategy for achieving this goal include:

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

●	Selectively expanding Aptorum’s portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

●	Collaborating with leading academic institutions and CROs;

●	Expanding Aptorum’s in-house pharmaceutical development center;

●	Leveraging Aptorum’s management’s expertise, experience and commercial networks;

●	Obtaining and leveraging government grants to fund project development.

Aptorum’s Lead Projects are ALS-4 and SACT-1. ALS-4 is a small drug molecule which appears to target the products produced by bacterial genes that facilitate the successful colonization and survival of the bacterium in the body or that cause damage to the body’s systems. These products of bacterial genes are referred to as “virulence expression.” Targeting bacterial virulence is an alternative approach to antimicrobial therapy that offers promising opportunities to overcome the emergence and increasing prevalence of antibiotic-resistant bacteria. SACT-1 is the first repurposed drug candidate to be developed under the Smart-ACT® drug discovery platform. SCAT-1 is one of the Company’s proprietary technologies. Our first targeted indication is neuroblastoma. Neuroblastoma is a rare form of cancer, and classified as an orphan disease, that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck, predominantly in children, especially for those aged 5 years and below.

In March 2023, Aptorum announced that it completed the Pre-IND discussions with the US FDA on ALS-4. With the positive feedback on the overall development strategy from the US FDA, it is proceeding towards the IND submission of ALS-4. In March 2023, Aptorum also announced the completion of the End of Phase 1 (EOP1) meeting of SACT-1 with the US FDA. The FDA generally agreed with the chemistry-manufacturing-control (CMC) strategy and Aptorum’s proposed clinical development plan for SACT-1 Phase 1/2 trials. The timing and scope of advancing both ALS-4 Phase 2 clinical trials and SACT-1 Phase 1/2 trials will be contingent upon securing appropriate collaborative partnerships and adequate funding resources. The Company is actively seeking strategic collaborators who can provide both financial support and clinical expertise to advance these therapeutic programs.

During the second quarter of 2023, Aptorum decided to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This was done to optimize the allocation of Aptorum’s resources and focusing efforts on advancing Aptorum’s lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with its commitment to enhance shareholder value and effectively drive its core objectives forward in the competitive landscape.

We are subject to certain legal and operational risks associated with having our principal business operations and the majority of our employees located in Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy). However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong. Due to the uncertainty of the PRC legal system and changes in laws, regulations, or policies, the Basic Law may be revised, and thus, we may face the same legal and operational risks associated with operating in the PRC. If there is a significant change to current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations, or interpretations change, the Hong Kong subsidiaries may become subject to PRC laws or authorities. As a result, our operations in Hong Kong could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue their current business operations. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate — Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30, 2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC. Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands and other regions outside of mainland China and operate in Hong Kong without any subsidiary, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this prospectus, there was no material change to these regulations and policies since the Business Combination. If our future securities offerings, and our listing on Nasdaq were later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we may need to complete the filing procedures for our Business Combination and future secondary offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate — If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with the Business Combination or future offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.”

Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Hong Kong subsidiaries’ operations and/or the value of the securities we are registering for sale. The Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. As of the date of this prospectus, we and the Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong. The antimonopoly laws and regulations in Hong Kong do not restrict our ability to accept foreign investment or impose limitations on our ability to list on any U.S. stock exchange. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate — If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.”

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our current independent accounting firm, Marcum Asia CPAs LLP, whose audit report is included herein, is headquartered in Manhattan, New York, with an address of 7 Penn Plaza, Suite 830, New York, New York 10001, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards, announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. See “Risk Factors — If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of Aptorum Class A ordinary shares. A trading prohibition for Aptorum Class A ordinary shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.”

Cash Transfers and Dividend Distribution

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Majority of the cash are managed by Aptorum. Each department or operating entity initiates a cash request by putting forward a payment requisition form, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the nature of payment. The designated management member examines and approves the cash transfer based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred. As of the date of this annual report, none of our subsidiaries have ever faced difficulties or limitations on the ability to transfer cash to another subsidiary. We have implemented cash management policies for all of our subsidiaries, which require the relevant financial staff to verify that the relevant documents issued by the requesting staff with the approval of the competent supervisor are qualified, and then transfer the payment to the cashier upon competent supervisor of the relevant financial staff.

Any voucher will be stamped after payment and the payee will sign the request for payment as receipt. In addition, all payments shall be made by remittance, crossed and stamped non-endorsed transfer cheques except for certain specified cash payables. When transferring any inter-group funds, the cash management procedures are the same as the cash management policies for external payment as set out above.

Our group intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and does not anticipate declaring or paying any dividends in the foreseeable future. We also intend to settle amounts owned under our operating structure through bank loans and loans from related parties. We currently do not have any dividend policy, and any future determination will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Save as disclosed, there were no other transfers, dividends or distributions which have been made between our holding company, our subsidiaries or to our investors. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong. If Libra or subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. To date, there have not been any such dividends or other distributions from Libra or subsidiaries to our subsidiaries located outside of China. In addition, as of the date hereof, neither Libra nor any of our subsidiaries nor investments have ever issued any dividends or distributions to us or their respective shareholders outside of China.

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

Lead Projects

We are operating and managing the development of our drug candidates through various subsidiaries. Each candidate is being researched in a subsidiary with a medical/scientific area of focus related to the drug candidate in development. We refer to these as our “Project Companies” and their products or areas of focus as our Lead Projects (i.e., ALS-4 and SACT-1). The selection of a drug candidate is based on our estimate of the market potential for that candidate, the scientific expertise required to develop it, and our overall corporate strategy, including our ability to commit personnel and future investment to that candidate.

To pursue a number of our current projects, our Project Companies have entered into standard license agreements with various universities and licensing entities customized to the nature of each project. These license agreements largely contain the same terms, as is typically seen in license agreements for an early-stage life science invention; such terms include a worldwide license with licensed field comprising indications in the intended treatment areas, having upfront payments, certain royalty rates, sublicensing royalties, as well as provisions for payments upon occurrence of development and/or regulatory milestones. Under the license agreements, the Project Company must also adhere to certain diligence obligations (which may include specific diligence) and the types of activities or achievements that will satisfy those diligence obligations. Additionally, our Project Company may or may not be required to obtain prior consent from the licensor to sublicense the invention. The license terms of our Lead Projects are discussed in detail below. Although our subsidiary Acticule continues to license the patent for ALS-4 with Versitech (the licensing entity of HKU), neither we nor our subsidiary have any ongoing research or collaboration work with such entities. Accordingly, Versitech is the only active license agreement we have at this time.

Generally speaking, pharmaceutical development consists of preclinical and clinical phases. The preclinical phase can further sub-divided into the following stages:

●	Target Identification & Selection: The target is the naturally existing cellular or modular structure that appears to have an important role in a particular disease pathway and will be targeted by the drug that will subsequently be developed. Target validation techniques for different disease areas can be very different but typically include from in vitro and in silico methods through to the use of whole animal models.

●	Lead Discovery: Following “Target Identification & Selection,” compound screening assays are developed as part of the Lead Discovery. ‘Lead’ molecules can mean slightly different things to different researchers or companies, but in this document, we refer to Lead Discovery as the process of identifying one or more small molecules with the desired activity against the identified targets. Leads can be identified through one or more approaches, which can depend on the target and what, if any, previous knowledge exists.

●	Lead Optimization: In this stage of the drug discovery process, the aim is to produce a preclinical drug candidate by maintaining the desired and favorable properties in the lead compounds, while repairing or reducing deficiencies in their structures. For example, to optimize the chemical structures to improve, among others, efficacy, reduce toxicity, improve metabolism, absorption and pharmacokinetic properties.

●	CTA-Enabling Studies: Includes all the essential studies such as GLP toxicology studies, pharmacology and efficacy, pharmacokinetics, in vitro metabolism, CMC studies, and the data of which are used for CTA submission.

●	IND-Enabling Studies: Includes all the essential studies such as GLP toxicology studies, pharmacology and efficacy, pharmacokinetics, in vitro metabolism, CMC studies, and the data of which are used for IND submission.

●	In vitro validation: At this stage, the efficacy and safety of a drug candidate are assessed at cellular levels.

●	In vivo validation: At this stage, the efficacy, safety and pharmacokinetic of a drug candidate are assessed in animal models.

●	IND Preparation and Submission: Preparation of a package of documents for different sections such as CMC, clinical, nonclinical, etc. and getting them reviewed, approved and final checked and followed by submission to regulatory agencies.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. Phase 1 includes the initial introduction of an investigational new drug into humans. These studies are closely monitored and may be conducted in patients but are usually conducted in healthy volunteer subjects. These studies are designed to determine the metabolic and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. Phase 1 studies also evaluate drug metabolism, structure-activity relationships, and the mechanism of action in humans. These studies also determine which investigational drugs are used as research tools to explore biological phenomena or disease processes. The total number of subjects included in Phase 1 studies varies with the drug, but is generally in the range of twenty to eighty.

●	Phase 2. Phase 2 includes the early controlled clinical studies conducted to obtain some preliminary data on the effectiveness of the drug for a particular indication or indications in patients with the disease or condition. This phase of testing also helps determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well-controlled, closely monitored, and conducted in a relatively small number of patients, usually involving several hundred people.

●	Phase 3. Phase 3 studies are expanded controlled and uncontrolled trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase 2 and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug. Phase 3 studies are designed to provide an adequate basis for extrapolating the results to the general population and transmitting that information in the physician labeling. Phase 3 studies usually include several hundred to several thousand people. Even if we conclude that the product is safe, the applicable regulator, such as the FDA, may not accept our data; final safety and efficacy are determined by the FDA or an applicable foreign regulator as part of their approval process for the product.

There is also a Phase 1/2 for SACT-1. Phase 1 focuses on safety, dosage, and pharmacokinetics in a small group (20–80 subjects), while Phase 2 expands the research to assess preliminary efficacy and short-term risks in patients with neuroblastoma since SACT-1 is a repurposed drug which was invented to treat HIV/AIDS. A combined Phase 1/2 design accelerates development by transitioning from safety to efficacy evaluation within the same protocol. There is also Phase 2/3 trial, which combines elements of both Phase 2 and Phase 3 trials to streamline the development process. We do not currently expect to conduct a separate Phase 3 trial for ALS-4 following the completion of the Phase 2/3 trial. We expect to secure collaborative partnerships and funding for ALS-4 Phase 2 trials and SACT-1 Phase 1/2 trials within the next 12 months. We anticipate submitting the INDs for ALS-4 by 2027 and commencing Phase 2 trials shortly thereafter, contingent on funding. If additional funds are needed, we will seek to raise them in the most effective way possible (See, risk factor, “Our auditor has expressed substantial doubt about our ability to continue as a going concern. We may be unable to obtain additional capital on favorable terms.”)

Our non-therapeutics projects can be sub-divided into the following stages:

●	Development and Experimentation: Early development work for proof-of-concept.

●	Product Optimization: The practice of making changes or adjustments to a product to make it more desirable.

●	Clinical Validation: Confirming the performance of a technology using clinical/patient samples.

●	Pre-commercialization preparation: The logistics that need to be accomplished before commercialization.

●	Formulation: Preparation of a marketed dosage form from active ingredients and excipients/additives.

●	Commercialization: The process of introducing a new product or production method into commerce — making it available on the market.

Note: Timeline is tentative only and will change upon the actual progress. The projects will be considered partnership with pharma during the clinical development.

We note that the timing for the commencement and completion of Phase II/III trials for SACT-1 and ALS-4, as well as subsequent steps toward commercialization, are subject to the availability of resources. At present, we do not have sufficient resources to independently complete these steps. As a result, our ability to advance these product candidates relies on securing additional funding through partnerships and raising capital in the financial markets which we are currently actively doing.

ALS-4: Small molecule for the treatment of bacterial infections caused by Staphylococcus aureus including but not limited to Methicillin-resistant Staphylococcus aureus (“MRSA”)

Just as certain of viruses, such as human immunodeficiency7 virus (“HIV”) and influenza have developed resistance to drugs developed to treat them, certain bacteria such as Staphylococcus aureus, Mycobacterium tuberculosis and Pseudomonas aeruginosa have become “superbugs”, having developed resistance to many, if not all, of the existing drugs available to treat them, rendering those treatments ineffective in many instances. MRSA is one such bacterium, a gram-positive bacterium that is genetically different from other strains of Staphylococcus aureus. Staphylococcus aureus and MRSA can cause a variety of problems ranging from skin infections and sepsis to pneumonia and bloodstream infections. It is estimated that about one out of every three people (33%) carry Staphylococcus aureus in their nose, usually without any illness; about two in a hundred (2%) carry MRSA (source: https://www.cdc.gov/mrsa/tracking/index.html). Both adults and children may carry MRSA.

Most MRSA infections occur in people who have been in hospital or other health care settings, such as nursing homes and dialysis centers (source: https://www.mayoclinic.org/diseases-conditions/mrsa/symptoms-causes/syc-20375336), which is known as Healthcare-Associated MRSA (“HA-MRSA”). HA-MRSA infections are typically associated with invasive procedures or devices, such as surgeries, intravenous tubing or artificial joints. Another type of MRSA infection, known as Community-Associated MRSA (“CA-MRSA”), has occurred in wider community among healthy people. It often begins as a painful skin boil and spreads by skin-to-skin contact. About 85% of serious, invasive MRSA infections are healthcare associated infections (https://www.cdc.gov/media/pressrel/2007/r071016.htm). The incidence of CA-MRSA varies according to population and geographic location. In the U.S., more than 94,000 people develop serious MRSA infection and about 19,000 patients die asva result each year (https://www.cdc.gov/media/pressrel/2007/r071016.htm). According to the US Centers for Disease Control and Prevention (“CDC”), Staphylococcus aureus, including MRSA, caused about 11% of healthcare-associated infections in 2011 (source: http://www.healthcommunities.com/mrsa-infection/incidence.shtml). Each year in the U.S., around one out of every twenty-five hospitalized patients contracts at least one infection in the hospital (N Engl J Med. 2014, 27;370(13):1198-208). In the U.S., there were over 80,000 invasive MRSA infections and 11,285 related deaths in 2011 (source: https://edition.cnn.com/2013/06/28/us/mrsa-fast-facts/index.html). Indeed, severe MRSA infections most commonly occur during or soon after inpatient medical care. More than 290,000 hospitalized patients are infected with Staphylococcus aureus and of these staphylococcal infections, approximately 126,000 are related to MRSA (source: http://www.healthcommunities.com/mrsa-infection/incidence.shtml).

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

A study conducted by a third-party contract research organization, assessed ALS-4’s effect in the healing of open wounds infected with MRSA in a mouse model. The study utilized 5 mice per treatment group to evaluate therapeutic efficacy. Compared with topical dosing of 2% Mupirocin and oral dosing of Linezolid at 100mg/kg twice a day, oral dosing of ALS-4 at 30mg/kg twice a day showed statistically significant improvement in wound healing. Specifically, at the end of the study on Day 7, ALS-4 exhibited 63.8% of wound closure compared with 48.4% for oral Linezolid and 43.2% for topical Mupirocin 2%. The results are further illustrated in the graph below. (Figure 2)

During the study period, body weight monitoring was conducted as a safety parameter. No significant adverse effects or safety concerns were observed in the ALS-4 treatment group. This study was designed as a proof-of-concept efficacy evaluation, with comprehensive toxicology assessments subsequently completed during the IND-enabling studies phase.

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

At the conclusion of the study on Day 7, ALS-4 brought a statistically significant reduction in bacterial counts in major organs such as the kidneys, lungs, liver and spleen compared with the no drug control and vancomycin only groups (unpaired student’s t-test, p<0.05). This is in addition to the previous in vivo results announced in February 2020.

Body weight monitoring and histopathological evaluation of major organs were conducted as preliminary safety indicators. According to the histopathology evaluation conducted by the contract research organization, no significant differences in severity of lesions in lungs were observed in ALS-4 and vancomycin groups compared to vehicle group (p > 0.05 by unpaired Student’s t-test). Similarly, there was no statistical difference in severity of lesions between test articles and non-infected groups or between test articles and vehicle groups (p > 0.05 by unpaired Student’s t-test) in kidney assessments. These studies were designed to establish proof-of-concept and generate efficacy data, with comprehensive toxicology assessments subsequently completed during the IND-enabling studies phase.

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

With the positive feedback on the overall development strategy from the US FDA, we are proceeding towards the IND submission of ALS-4 seeking to initiate a Phase 2 clinical study to assess the efficacy of ALS-4 in patients. The timing and scope of advancing ALS-4 Phase 2 clinical trials will be contingent upon securing appropriate collaborative partnerships and adequate funding resources. The Company is actively seeking strategic collaborators who can provide both financial support and clinical expertise to advance these Phase 2 clinical trials.

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

We paid an upfront fee upon entering into the license agreements. We are required to pay less than 10% of the net sales of the licensed products sold by us or our affiliates as royalties, as well as a low teens percentage of sublicense royalties that we receive from our sublicensees, if any. In addition, we agreed to certain milestone payments: up to US$1 million upon achieving certain regulatory milestones, including submission of investigational new drug application, completion of phase 1, 2 and 3 clinical trials, submission of new drug application and grant of regulatory approval, as well as up to US$7.8 million upon achieving certain sales milestones, including first commercial sale and annual net sales equal to or exceeding US$100 million in one jurisdiction.

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

The exclusive license agreements shall be in effect until the expiration of all licensed patents (please refer to the patent expiration dates under “Intellectual Property”). Acticule may terminate the licenses at any time with 6-month written notice in advance. Either party may terminate the agreements upon a material breach by other party.

SACT-1: A Repurposed Drug for the Treatment of Neuroblastoma

Drug repurposing is a strategy for identifying new indications for approved or investigational drugs that are outside the scope of the original medical uses. It is often viewed as a lower-cost method for drug commercialization, as it is based on already-approved drugs (which has been proven to be safe for human use by the respective governing regulatory agency) and explores new target indications. (Ashburn, T. T. & Thor, K. B. Drug repositioning: identifying and developing new uses for existing drugs. Nat. Rev. Drug Discov. 3, 673 – 683, 2004).

One of the advantages of drug repurposing is a lower development risk due to safety and toxicity, as well as other properties related to water solubility, absorption, distribution and metabolism, as the safety and CMC profiles of approved, marketed drugs are usually well-established; such safety of the original drug and indication does not guarantee safety of the new indication. Due to the same reason, the development time is also shortened because there is no need to repeat the whole spectrum of the safety assessment. As a result, the drug repurposing approach appears to be attractive due to its superior risk management, smaller capital investment and quicker financial return. (Sudeep Pushpakom, et. al. Drug repurposing: progress, challenges and recommendations. Nat. Rev. Drug Discov. 18, 41-58, 2019)

The cost of bringing a repurposed drug is estimated to be around US$300 million, which is only one-tenth of the development cost for a new drug. (Nosengo, N. Can you teach old drugs new tricks? Nature. 534, 314-316, 2016).

In summary, drug repurposing may offer the following potential advantages:

●

Safety profiles: According to an article published by Drug Discovery World (https://www.ddw-online.com/the-benefits-of-drug-repositioning-1779-201104/), the development risk for new indications may be reduced by applying existing drugs that have been approved for specific purposes or have been evaluated in large-scale late-stage trials. However, it is important to note that the U.S. Food and Drug Administration (FDA) or other relevant foreign regulators must make new and separate safety and efficacy determinations for any new indications through their formal approval processes. As such, the safety and efficacy of a drug for new indications are not guaranteed, even if the drug has been previously approved for other uses or has demonstrated favorable safety results during prior clinical trials.

The article further notes that safety concerns account for approximately 30% of drug failures in clinical trials. In this context, repositioned drugs may offer a potential advantage over entirely new drugs, as they may have existing safety data from prior studies. However, the FDA or other regulatory authorities must still evaluate the safety and efficacy of these drugs for the new indication, and prior safety data does not guarantee approval for a new use.

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

●

Potential for out-licensing: According to an article published by Drug Discovery World (https://www.ddw-online.com/the-benefits-of-drug-repositioning-1779-201104/), pharmaceutical companies are exploring new models to out-license some of their clinical drug candidates that may have been shelved for business reasons unrelated to safety or efficacy, even if these candidates have met their clinical trial endpoints and demonstrated favorable results in clinical studies. However, it is important to note that conclusions of safety and efficacy for any drug candidate are solely within the purview of the U.S. Food and Drug Administration (FDA) or other relevant regulatory authorities. Even if a drug was previously approved for an original indication, it must still undergo the FDA approval process to demonstrate safety and efficacy for a new indication. Approval for one indication does not guarantee approval for a new use or indication.

●	Lower failure rate: According to BCC Research, approval rates for repurposed drugs are close to 30%, which is greater than the approval rate for new drug applications. (Front Oncol. 2017; 7: 273)

While drug repurposing presents potential advantages, several important limitations must be considered. There is no guarantee that existing clinical data will be sufficient for regulatory approval of new indications, and the FDA or alternative foreign regulators may require additional trials to demonstrate safety and efficacy for new uses to the satisfaction of regulatory authorities. Even if we conclude that new use is safe, the applicable regulator, such as the FDA, may not accept our data; final safety and efficacy are determined by the FDA or an applicable foreign regulator as part of their approval process for the product. In such cases, development timelines may be extended and costs may increase beyond initial projections, potentially diminishing the anticipated advantages of the repositioning approach. Additionally, there is currently a lack of systematic methodology for identifying optimal repositioning opportunities. While drug repurposing potentially offers certain advantages, it still involves substantial development and regulatory risks, and the potential benefits described above may not be realized in practice. Furthermore, the drug safety are within the sole purview of the FDA and that any such claims related to safety and/or efficacy do not guarantee the safety or efficacy of these drug candidates in connection with a different indication.

SACT-1 is the first repurposed drug candidate to be developed under the Smart-ACT® drug discovery platform. SACT-1 is one of the Company’s proprietary technologies. The approved drug, rilpivirine, which we refer to as the “Reference Drug,” was developed for the treatment of HIV/AIDS (human immunodeficiency virus/acquired immunodeficiency syndrome). It works by inhibiting HIV reverse transcriptase, an enzyme that HIV uses to convert its RNA into DNA, which is essential for the virus to replicate and integrate into the host cell’s genome. By using the Smart-ACT® Drug discovery platform, we repurposed the Reference Drug to treat neuroblastoma. Neuroblastoma is a rare form of cancer, and classified as an orphan disease, that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck, predominantly in children, especially for those aged 5 years and below. For the high-risk group, which is close to 20% (Annu Rev Med. 2015; 66: 49 – 63.) of total new patient population per year, the 5-year survival rate of this condition is around 40-50% as observed by the American Cancer Society (https://www.cancer.org/cancer/neuroblastoma/detection-diagnosis-staging/survival-rates.html). The current high drug treatment cost for high-risk patients can average USD200,000 per regimen (all 6cycles) (https://www.cadth.ca/sites/default/files/pcodr/Reviews2019/10154DinutuximabNeuroblastoma_fnEGR_NO REDACT-ABBREV_Post_26Mar2019_final.pdf). In addition, most pediatric patients often do not tolerate or survive the relevant chemotherapy stage which, subject to further clinical studies, may be positively addressed by the SACT-1 candidate due to the potential synergistic effects when applied with standard chemotherapy.

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

Figure 4

Figure 4: synergism between SACT-1 and traditional chemotherapy in vitro

In addition, in our study, the maximum tolerable dose of SACT-1 in a rodent model was determined to be higher than 400mg/kg. Compared with the MTD of standard chemotherapy such as paclitaxel (20-30mg/kg) (Clin Cancer Res. 5(11):3632-8) and cisplatin (6mg/kg) (BMC Cancer 17: 684 (2017)). Based on our internal observations of pre-existing information from approved products, (subject to FDA’s approval and on a case-by-case basis, a 505(b)(2) Application can rely in part on existing information from approved products (such as the FDA’s previous findings on safety and efficacy) or products in literature (such as data available). However, typically speaking, the applicant is nonetheless required to carry out a Phase 1 bridging study to compare the Reference Drug and reference the established safety and efficacy information. At 150mg/day, the death rate was 0% in prior clinical studies of the Reference Drug. In addition, the pharmacokinetic profile of the approved product (i.e., Reference Drug) has also been reported (Table 2). Aptorum leverages SACT-1 safety data from third-party rilpivirine HIV/AIDS trials conducted by Janssen Pharmaceutica NV (no affiliation with Aptorum); Aptorum conducted its own neuroblastoma-specific preclinical studies.

Table 1: Safety Profiles of the Reference Drug in Human Clinical Trials. Table 1 is the data retrieved from rilpivirine Phase IIb study (NCT00110305) sponsored by Tibotec. All the adverse events can be found in the publication doi: 10.1097/QAD.0b013e32833032ed published in 2010 in AIDS.

Clinical Adverse Events and Resolution

Rilpivirine demonstrated a favorable safety profile across all doses (25 mg, 75 mg, and 150 mg), with most incidents being mild to moderate and resolving during the study:

Treatment-Related Incidences: The most common grade 2 – 4 adverse events investigators determined to be at least possibly related to rilpivirine included nausea (3.6%), dizziness (1.1%), and abnormal dreams/nightmares (0.7%).

Symptom Resolution: The majority of neurological and psychiatric adverse events were grade 1 or 2 in severity and did not require treatment discontinuation.

Skin Tolerability: Rashes reported were primarily grade 1 or 2 and typically resolved with continued dosing, with a median resolution time of 17 days.

Laboratory Abnormalities and Recovery: While grade 3 or 4 laboratory abnormalities (such as elevated liver enzymes or decreased hemoglobin) were observed in 26.8% of subjects, these were consistent with the drug class and often recovered during the trial. Specifically, hemoglobin levels returned to baseline or even increased by week 96.

Serious and Grade 4 Events: The incidence of serious adverse events (SAEs) was low (12.2%), and only one grade 4 clinical event (a suicide attempt) was reported as at least possibly related to the medication.

Non-Relatedness of Study Deaths

To further demonstrate the safety of rilpivirine, it is noted that while two deaths occurred during the 96-week study, both cases were definitively determined by investigators to be unrelated to the study medication.

— The first death resulted from pneumonia, septic shock, and cardiopulmonary arrest.

— The second death was the result of a motor vehicle accident. Both fatalities occurred in the 75 mg dose group; notably, no deaths were reported in the 25 mg or 150 mg rilpivirine treatment groups.

Formulation Differentiation

Table 2 details the pharmacokinetic profile of SACT-1, APM’s proprietary oral suspension formulation. It is important to distinguish that while the historical Phase IIb study utilized oral tablets, SACT-1 is an oral suspension specifically optimized for the pediatric neuroblastoma population. APM is utilizing these established safety results to support the merits of the 505(b)(2) submission, showing that rilpivirine is a safe candidate for repurposing.

Table 2

Positive data from our latest internal in vivo studies show significant activity against neuroblastoma tumor reduction when treated with the compound SACT-1 in combination with standard of care (SOC) chemotherapy. We have developed a pediatric formulation (SACT-1) to better address the needs of neuroblastoma patients who are exclusively children younger than 5. In the Phase 1 study where SACT-1 was compared to Reference drug in healthy volunteers, no serious adverse events (SAEs) were reported. All reported adverse events were Grade 1 (“mild”) with an outcome of “resolved”. No subjects were discontinued from the study due to adverse events. The safety data of the Reference Drug and the Phase 1 data of SACT-1 will be included in the IND submission for the Phase 2 trials, when we are able to submit same.

The studies shown in the tables above represent publicly available safety data from third-party clinical trials conducted by Janssen Pharmaceutica NV or Tibotec, which is under Janssen’s umbrella (marketed as Edurant®). Aptorum is solely responsible for all in vitro and in vivo preclinical studies supporting SACT-1’s repurposing for neuroblastoma, but considers Janssen’s established safety profile for rilpivirine to support safe dose escalation for the reformulated product. Aptorum has also conducted pharmacokinetic studies of the SACT-1 reformulated suspension for pediatric patients in healthy volunteers, as detailed in Table 2.

Separately, we also screened SACT-1 for its in vitro activity against over 300 cancer cell lines and showed positive results in a number of cancer types including in particular colorectal cancer, leukemia and lymphoma, etc.

Similar to our previous findings against neuroblastoma cell lines, SACT-1 exhibits similar anti-tumor efficacy across one or more other major cancer types, including but not limited to colorectal cancer, leukemia and lymphoma cell lines. As a result, in addition to treating neuroblastoma, SACT-1 may have potential applications in the treatment of other cancers. Based on this discovery, we plan to carry out further in vivo studies to study the efficacy of SACT-1 over other types of cancers to maximize the potential of SACT-1. Based on the initial 22 day data of a recent study we conducted in a xenograft mouse model of neuroblastoma, SACT-1 was orally administered daily at 60mg/kg in combination of SOC chemotherapy brought a statistically significant tumor shrinkage (unpaired student’s t-test, p<0.01) from Day 15 to Day 22, compared to the control group which received SOC only. The combination reduced the tumor size by up to 54.2% in the first 22 days compared with the control (SOC only). SACT-1 appears to be effective in accelerating the effect of the SOC in early time points (from Day 1 – 7 vs control). This further supports our earlier in vitro observation that SACT-1 promotes tumor DNA damage and tumor cell death.

Figure 5

Figure 5: 22 days data of in vivo studies in a xenograft mouse model of neuroblastoma

**	Unpaired student’s t-test, p<0.01, n=8 (based on initial 22 days period)

In September 2021, we announced that we received clearance from the US FDA regarding the IND application to initiate clinical trials of SACT-1. In January 2022, we further announced that the completion of our Phase I clinical trial for assessing relative bioavailability and food effect of SACT-1. SACT-1’s Phase 1 clinical trial is an Open-label Randomized, Single Cross Over Bioavailability and Food Effect Study of SACT-1 in healthy adult volunteers. In additions, the US FDA has granted Orphan Drug Designation to SACT-1 in January 2022. In March 2023, we further announced the completion of the End of Phase 1 (EOP1) meeting with the US FDA on SACT-1. The EOP1 meeting was focused on gaining alignment with the US FDA regarding the clinical and regulatory pathway for SACT-1 for the treatment of neuroblastoma in pediatric patients aged 2-18. The FDA generally agreed with the chemistry-manufacturing-control (CMC) strategy and our proposed clinical development plan for Phase 1/2 trials.

Patent License

In January 2022, the US Patent and Trademark Office granted the first patent regarding Aptorum’s SACT-1 (through Aptorum’s subsidiary) repurposed drug for the treatment of various cancers including but not limited to neuroblastoma (US Patent 11,166,952 B2). Another US patent (US Patent 11,571,422) was granted in February 2023, and altogether the SACT-1 patent portfolio has Nine (9) active national phase patent applications all over the world.

[3]	https://www.ke.hku.hk/story/innovation/the-magic-of-chinese-yam-for-treatment-of-menopausal-syndrome; see also, Scientific Reports, 5-10179.
[4]	https://www.everydayhealth.com/menopause/osteoporosis-and-menopause.aspx

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

FDA Application Status

As of the date hereof, we received CTA and IND approvals for ALS-4 and SACT-1 from Health Canada and US FDA to initiate human clinical trial. We have not submitted other applications for IND to the FDA or other regulatory agencies.

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

Employees

As of the date hereof, we have 2 full-time employees, one of whom is the Chief Executive Officer and the other who is engaged in general and administrative functions and who is located in Asia. We have also engaged and may continue to engage 5 independent contracted consultants and advisors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

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

In addition to licensed intellectual property, our in-house science team has been actively developing our own proprietary intellectual property. Thus far, the only patents or non-provisional patent applications that have been filed in the Company’s own name for the Lead Projects, is for SACT-1; patents and applications for ALS-4 are licensed. We have, however, filed a number of provisional applications to establish earlier filing dates for certain of our other ongoing research, the specifics of which are currently proprietary and confidential.

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

The following table sets forth a list of our patent rights as of the date hereof related to our Lead Projects; SACT-1 is a proprietary technology not subject to any license agreement:.

Project Company/Project name	Ownership Type	Licensor(s)	Licensee	Licensed/IP Rights	Patent Expiration Dates
Acticule/ALS-4	Exclusive Patent License Agreement, dated October 18, 2017 First Amendment to Exclusive License Agreement, dated June 7, 2018 Second Amendment to Exclusive License Agreement dated July 10, 2019 Exclusive Patent License Agreement dated January 11, 2019	Versitech Limited	Acticule Life Sciences Limited	Exclusive licensee: 2 pending U.S. applications (16/867,540 and 17/006,985), 2 pending applications in Canada	The licensed IP rights include granted patents in the U.S. and pending patent applications in the U.S., and Canada. The U.S. patents will expire in 2038; any other patent based on the pending application, if granted, will have a 20-year patent term from 2018.
SACT-1	Self-owned Patent	N/A	N/A	U.S. Patent No. 11,166,952 & U.S. Patent No. 11,571,422	Both patents expire on November 27, 2040.

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

Trademarks

As of the date hereof, we own trademark registrations covering the trade names and logos of Aptorum and our subsidiaries, including but not limited to “APTORUM”, “APTORUM THERAPEUTICS,” “VIDENS LIFE SCIENCES,” “ACTICULE LIFE SCIENCES,” “NATIVUS LIFE SCIENCES,” “NativusWell,” “TALEM” in jurisdictions Hong Kong, EU and the United Kingdom and PRC. Furthermore, we are in the process of applying for registration of trademarks in jurisdictions including the U.S., EU, the United Kingdom, Australia and PRC.

We also own certain unregistered trademark rights.

All other trade names, trademarks and service marks of other companies appearing in this annual report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this annual report are referred to without the® and™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Facilities

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

Legal Proceedings

The Company is party to a lawsuit initially filed on notice on September 3, 2024, by Karen Cheung (“Plaintiff”) in the Supreme Court of the State of New York, County of New York (“State Court Action”) (Index No. 654541/2024), which sought relief arising from (i) violations of the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 § U.S.C. 1961(c), (ii)conspiracy to violate RICO, 18 U.S.C. § 1961(d), (iii) fraud, (iii) breach of fiduciary duty, (iv) negligent misrepresentation, (v) unjust enrichment, (vi) civil conspiracy and (vii) violations of the federal Securities Act of 1933, 15 § U.S.C. 77a et. seq. On December 27, 2024, the Company filed a Notice of Removal in the U.S. District Court for the Southern District of New York (Case No.1:24-cv-09969-VSB-OTW) removing the State Court Action to federal court. On December 30, 2024, the Company filed a demand for service of the complaint on the Company. Plaintiff filed and served her Complaint on the Company on February 24, 2025, alleging claims for (i) violations of RICO 18 U.S.C. § 1962(c), (ii) conspiracy to violate RICO 18 U.S.C. § 1962(d), (iii) fraud; (iv) aiding and abetting breach of fiduciary duty, (v) unjust enrichment, and (vi) civil conspiracy. Following a motion, Plaintiff was granted leave to amend her Complaint and filed a First Amended Complaint on June 2, 2025. The parties entered into a briefing schedule on the Company’s anticipated motion to dismiss (“Motion to Dismiss”), and the Company filed its opening brief on the Motion to Dismiss on July 18, 2025. Plaintiff filed her opposition to the Motion to Dismiss on September 5, 2025, and the Company’s reply in support of the Motion to Dismiss was due on October 6, 2025. The Company continues to believe that Plaintiff’s claims have no merit. As such, the Company will continue to vigorously defend against Plaintiff’s claims. At this time, it is too early to estimate the costs and expenses of defending the lawsuit, but we do not deem this to be material to our business and operations.

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

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. To obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

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

As part of the approval process, an additional application for a Drug Establishment License (DEL) 90 days prior the NDS submission to Health Canada to initiate review and inspection of the facility or the facilities at which the drug is manufactured are compliant with GMP requirements. Health Canada will not approve the product unless compliance with cGMP — a quality system regulating manufacturing — is satisfactory and the NDS contains data that provide substantial evidence that the drug is safe and effective in the indication studied. In addition, before approving an NDS, Health Canada will typically inspect one or more clinical sites to assure compliance with GCP.

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

PRC Regulation

Although, as noted elsewhere in this annual report that we do not currently have operations in the PRC, as also noted, the PRC government may intervene or influence our operations in Hong Kong at any time and with no advance notice. Therefore, we include below a brief summary of material regulations that may impact our business or operations, including if we seek IP approval in the PRC. As of the date hereof, we do have an exclusive license of certain PRC patents directed to certain drug candidates.

Permission Required from the PRC Authorities

As of the date hereof, we are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer or continue to offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. We do not believe that the laws and regulations of mainland China have any material impact on our business, financial condition or results of operations and we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the mainland China, however that can change without any advance notice to us, which could adversely impact our business and operations.

Nevertheless, we are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on Aptorum Group’s daily business operations, its ability to accept foreign investments and the listing of Aptorum Class A ordinary shares on a U.S. or other foreign exchange. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of Aptorum Class A ordinary shares to significantly decline or become worthless. (Please see the risk factor section, “Risks Related to our Corporate Structure” and “Risks Related to Doing Business in Hong Kong” for more information).

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

This annual report includes consolidated financial statements for the years ended December 31, 2025, 2024, and 2023. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the changes in our results of operations for the years ended December 31, 2023, and 2022 has been omitted from this annual report, but may be found in “Item 5. Operating And Financial Review And Prospects” in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 30, 2024.

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

We have devoted a substantial portion of the proceeds from our offerings to our Lead Projects. Our Lead Projects are ALS-4 and SACT-1.

During the second quarter of 2023, the Company made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. The Company also ceased exploring potential synergies with Accelerate Technologies Pte Ltd., with whom it was working on the previously disclosed PathsDx Test. There is currently no material agreement or ongoing research associated with the PathsDx Test. The Company did not incur any research and development expenses for this program for the year ended December 31, 2025 and it is not material to the Company’s business operations. These measures are aimed at optimizing the allocation of its resources and focusing its efforts on advancing lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with the Company’s commitment to enhance shareholder value and effectively drive its core objectives forward in the competitive landscape.

On March 1, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Company, and YOOV Group Holding Limited, a BVI business company organized under the laws of British Virgin Islands (“YOOV”) to effect a merger among the parties (the “Merger”); the Company decided to pause the majority of its R&D activities to focus on the merger to ensure optimal allocation of resources and maximize shareholder value. On October 25, 2024, the Company and Yoov mutually agreed to terminate the Merger Agreement, and therefore the potential merger was abandoned. The Company will continue to explore other reverse takeover or business combination opportunities that are expected to be accretive to shareholder value.

The Company is party to a lawsuit initially filed on notice on September 3, 2024, by Karen Cheung (“Plaintiff”) in the Supreme Court of the State of New York, County of New York (“State Court Action”) (Index No. 654541/2024), which sought relief arising from (i) violations of the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 § U.S.C. 1961(c), (ii)conspiracy to violate RICO, 18 U.S.C. § 1961(d), (iii) fraud, (iii) breach of fiduciary duty, (iv) negligent misrepresentation, (v) unjust enrichment, (vi) civil conspiracy and (vii) violations of the federal Securities Act of 1933, 15 § U.S.C. 77a et. seq. On December 27, 2024, the Company filed a Notice of Removal in the U.S. District Court for the Southern District of New York (Case No.1:24-cv-09969-VSB-OTW) removing the State Court Action to federal court. On December 30, 2024, the Company filed a demand for service of the complaint on the Company. Plaintiff filed and served her Complaint on the Company on February 24, 2025, alleging claims for (i) violations of RICO 18 U.S.C. § 1962(c), (ii) conspiracy to violate RICO 18 U.S.C. § 1962(d), (iii) fraud; (iv) aiding and abetting breach of fiduciary duty, (v) unjust enrichment, and (vi) civil conspiracy. Following a motion, Plaintiff was granted leave to amend her Complaint and filed a First Amended Complaint on June 2, 2025. The parties entered into a briefing schedule on the Company’s anticipated motion to dismiss (“Motion to Dismiss”), and the Company filed its opening brief on the Motion to Dismiss on July 18, 2025. Plaintiff filed her opposition to the Motion to Dismiss on September 5, 2025, and the Company’s reply in support of the Motion to Dismiss was due on October 6, 2025. The Company continues to believe that Plaintiff’s claims have no merit. As such, the Company will continue to vigorously defend against Plaintiff’s claims. At this time, it is too early to estimate the costs and expenses of defending the lawsuit.

Registered Direct Offerings

On October 10, 2025, the Company entered into certain securities purchase agreement (the “October Purchase Agreement”) with certain non-affiliated institutional investors (the “October Purchasers”) pursuant to which the Company agreed to sell (1) 1,000,000 Class A ordinary shares, and (2) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 2,000,000 Ordinary Shares (the “Restricted Warrants”), for aggregate gross proceeds of approximately $2 million (the “October 2025 Offering”). The October 2025 Offering closed on October 14, 2025.

Each Restricted Warrant is exercisable immediately as of the date of issuance at an exercise price of $2.00 per Class A Ordinary Share and expires twenty-four months from the effective date of a registration statement registering for resale the Class A Ordinary Shares underlying the Restricted Warrants. The Restricted Warrants and the Class A Ordinary Shares issuable upon the exercise of the warrants are not being registered under the Securities Act and were offered pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

The Company agreed in the October Purchase Agreement that it would not issue any Class A ordinary shares, or Ordinary Share Equivalents for thirty (30) calendar days following the closing of the October 2025 Offering, subject to certain exceptions.

Concurrently with the execution of the October Purchase Agreement, the officers and directors of the Company entered into lock-up agreements (the “October Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any Class A ordinary shares which are or will be beneficially owned by them for thirty (30) days following the closing of the October 2025 Offering.

H.C. Wainwright & Co., LLC, acted as the exclusive placement agent (the “Placement Agent”), in connection with the October 2025 Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the October 2025 Offering. The Company will also pay the Placement Agent a management fee equal to 1.0% of the gross proceeds raised in the October 2025 Offering, $5,000 for non-accountable expenses, up to $50,000 for expenses of legal counsel and other out-of-pocket expenses and $10,000 for clearing fees all associated with the October 2025 Offering. The Company also issued the Placement Agent’s designees warrants (the “Placement Agent Warrants”) to purchase up to 60,000 Class A Ordinary Shares, at an exercise price equal to $2.50 per share. The Placement Agent Warrants are exercisable immediately upon issuance on October 10, 2025 and expire on the earlier of 24 months from the effective date of a registration statement or October 10, 2030. After deducting fees due to the Placement Agent and our estimated offering expenses, the net proceeds from the October 2025 Offering were US$1.716 million.

On January 2, 2025, the Company entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain non-affiliated institutional investors pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000.

Private Placement Offerings

Sales of convertible notes

On September 11, 2023, the Company entered into a Securities Purchase Agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Company sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A ordinary shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain shares that the Company owns (“Collateral”). Upon the Company’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Company prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Company can make that payment in cash or in shares. The principal outstanding amount as of the date hereof is $3,000,000. On September 11, 2025, the parties agreed to extend the term of the Sep 2023 Note for an additional 12 months; the parties also agreed to amend the terms of the Sep 2023 Note such that Jurchen, at is sole discretion, shall be permitted to convert the Sep 2023 Note upon three days written notice.

Merger with DiamiR Biosciences Corp.

On July 14, 2025, the Company and DiamiR Biosciences Corp., a Delaware corporation (“DiamiR”), entered into an Agreement and Plan of Merger on July 14, 2025, (the “Merger Agreement”), pursuant to which, among other matters, Aptorum will form a direct, wholly owned subsidiary in the state of Delaware (“Merger Sub”), which will merge with and into DiamiR, with DiamiR surviving as a wholly owned subsidiary of Aptorum, and the surviving corporation of the merger with the Merger Sub (the “Merger”). Aptorum following the Merger is referred to herein as the “Combined Company.”

Concurrently with the execution of the Merger Agreement, DiamiR and Aptorum Therapeutics Limited, a wholly owned subsidiary of the Company (“Aptorum Therapeutics”), entered into a management services agreement, pursuant to which, Aptorum Therapeutics shall pay a monthly service fee and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or December 31, 2025. In addition, concurrently with the execution of the Merger Agreement, DiamiR, DiamiR LLC, a wholly owned subsidiary of DiamiR, the Company and Aptorum Therapeutics entered into an intellectual property license agreement (“Licensing Agreement”), pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or December 31, 2025. As the parties continue to work towards satisfying the closing conditions for the Merger, they agreed to extend the December 31, 2025 termination date of the Merger Agreement and other related agreements to March 31, 2026, and then again until June 30, 2026. The parties signed amendments to the Management Services Agreement reflecting the extended term (the “Amendment”); the first Amendment also increased the monthly Management Service Fee to $105,000 per month. Ian Huen, Aptorum’s Chairman and Chief Executive Officer, who beneficially owns approximately 87% of the Company’s total voting power, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement. Upon closing, Aptorum and certain stockholders of DiamiR, who collectively own 84.9% of DiamiR’s outstanding shares, will sign a stockholders agreement (“Stockholders Agreement”), which will be effective so long as the stockholders of DiamiR beneficially own, in the aggregate, a number of shares of common stock of the Combined Company equal to at least 25% of the then outstanding shares of the Combined Company (such beneficial ownership, the “DiamiR Stockholders Beneficial Ownership”; such period, the “Appointment Period”). The parties agree that, during the Appointment Period, they will take all necessary actions to cause the number of directors at the Board of the Combined Company to be fixed at five (5). In addition, Kira S. Sheinerman, the co-founder and a stockholder of DiamiR, and her affiliates (“DiamiR Primary Stockholder Parties”) will have the right to appoint two (2) designees (each designee, the “Primary Stockholder Designee”, collectively, the “Primary Stockholder Designees”) for nomination and election to the Board of Combined Company, and at least one (1) designee shall satisfy the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq listing rules, provided that the DiamiR Stockholders Beneficial Ownership is not less than 36%, and the DiamiR Primary Stockholder Parties will have the right to appoint one (1) director nominee to the Board of Combined Company, provided that the DiamiR Stockholders Beneficial Ownership is no less than 25%. For the election of directors of the Combined Company: (1) each stockholder of DiamiR, who is a party to the Stockholders Agreement, will agree to vote all of its shares of the Combined Company in favor of each Primary Stockholder Designee; (2) with respect to the election of nominees who are not Primary Stockholder Designees, (a) until Aptorum’s 2027 annual stockholders meeting (the “2027 Meeting”), each stockholder of DiamiR will agree to vote all of its shares of the Combined Company in accordance with the recommendations of the nominating and governance committee of the Board of the Combined Company; and (b) beginning at the 2027 Meeting and at each annual meeting thereafter: (i) each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote, in its sole discretion, all of its shares of the Combined Company in favor of one additional nominee who is not an Primary Stockholder Designee; provided that if the number of directors constituting the Board of the Combined Company is increased above five (5), then the number of additional nominees (i) shall automatically increase by such number of additional directors (each such additional nominee or nominees, as applicable, an “Primary Stockholder Nominee”); and (ii) with respect to any uncontested election of a nominee who is not a Primary Stockholder Designee or a Primary Stockholder Nominee, each Stockholder shall vote its shares of the Combined Company in the same manner as, and in the same proportion to, all shares voted by stockholders of the Combined Company, excluding the votes or actions of the stockholders of DiamiR with respect to its shares of the Combined Company. For all other proposals or resolutions to be voted on by the stockholders of the Combined Company, each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote all of its shares of the Combined Company in its sole discretion. In addition, DiamiR will appoint Alidad Mireskandari as a non-voting observer (the “Observer”) to the Board of Combined Company upon closing of the DiamiR Merger until the earliest of (i) two (2) years from the date thereof, (ii) the Observer’s death, disability, retirement or resignation or (iii) such time as may be determined by a majority of the directors of Combined Company who are Primary Stockholder Designees. Furthermore, so long as the DiamiR Stockholder Beneficial Ownership is no less than 25%, the Combined Company should obtain prior written approval from the DiamiR Primary Stockholder Parties for certain significant corporate actions, including but not limited to (i) voluntary dissolution, winding up or bankruptcy of the Combined Company or any significant subsidiary of it; (ii) issuance of common stock or securities convertible into the shares of common stock representing more than 10% of the outstanding shares of the Combined Company in a six-month period; (iii) any amendment to the governing documents of the Combined Company that will adversely affect the Primary Stockholder Designee, or the Combined Company’s ability to fulfill its obligations under the Stockholders Agreement; (iv) any acquisition, sale of assets, merger, amalgamation nor consolidation transactions; and (v) replacement of the Chief Executive Officer or Chief Financial Officer of the Combined Company.

If, at any time that the DiamiR Stockholder Beneficial Ownership is less than 25%, the Primary Stockholder Parties shall no longer have any right to designate any nominee for election to the Board of the Combined Company, or have the right to veto on the significant corporate actions as set forth in the Stockholders Agreement.

Immediately prior to the closing of the Merger, Aptorum will transfer by way of continuation to and domesticate as a Delaware corporation (the “Domestication”; the Company immediately following the Domestication and prior to the closing of Merger, “Aptorum Delaware”). In connection with the Domestication, each then issued and outstanding Class A ordinary share of Aptorum will convert automatically, on a one-for-one basis, into a share of common stock of Aptorum Delaware, and each then issued and outstanding Class B ordinary share of Aptorum will convert automatically into a share of common stock of Aptorum Delaware and a share of non-voting and non-convertible Series A preferred stock of Aptorum Delaware.

At the effective time of the Merger (the “Effective Time”), each then-outstanding share of DiamiR’s common stock, other than dissenting shares, will be converted into a number of shares of Aptorum Delaware common stock equal to the Conversion Ratio described in more detail in the section titled “The Merger Agreement-Conversion Ratio” (the “Conversion Ratio”). Immediately following the closing of the Merger, stockholders of DiamiR and existing Aptorum shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the Combined Company (such percentages to be adjusted ratably if either party issues additional securities prior to the closing).

The Merger Agreement contains customary representations and warranties of the parties thereto, as well as certain covenants governing the conduct of each parties respective business between the date of the Merger Agreement and the Closing or the earlier termination of the Merger Agreement. The Merger Agreement also includes customary closing conditions, including shareholder approval of certain matters related to the Merger and Aptorum maintaining a certain amount of cash balance and working capital.

The Merger Agreement contains customary representations and warranties and agreements and obligations, conditions to closing and termination provisions. The foregoing descriptions of terms and conditions of the Merger Agreement, Management Services Agreement, Intellectual Property License Agreement, voting and Support Agreement and Stockholders Agreement do not purport to be complete and are qualified in their entirety by the full text of the form of the such documents which are attached hereto as exhibits.

About DiamiR

DiamiR was incorporated in Delaware on June 16, 2014, and primarily operates through its wholly owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. DiamiR is a molecular diagnostics company focused on developing and commercializing minimally invasive tests for early detection and monitoring of neurodegenerative diseases, such as mild cognitive impairment and Alzheimer’s disease, rare neurodevelopmental diseases, such as Rett syndrome, other brain health disorders, and cancer. The proprietary platform technology developed at DiamiR and protected by over 50 issued patents is based on quantitative analysis of organ-enriched microRNAs detectable in blood plasma. In addition to blood-based microRNA panels, as part of its biopharma services DiamiR’s CLIA/CAP-certified laboratory offers protein and genetic biomarker analyses for screening, patient stratification, disease and treatment monitoring.

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time. As a result of this commitment, our pipeline of drug candidates has been steadily advancing.

Our drug candidates are still in development, and we have incurred and will continue to incur significant research and development costs for pre-clinical studies and clinical trials. We expect that our research and development expenses may significantly increase in future periods in line with the advancement and expansion of the development of our drug candidates.

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

Research and development expenses incurred totaled $0.6 million, $2.2 million and $5.2 million for the year ended December 31, 2025, 2024 and 2023, respectively, representing approximately 3.8%, 55.7% and 46.6% of our total operating expenses for the respective period.

RESULTS OF OPERATIONS

Results of Operations for the Years ended December 31, 2025, and 2024

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

The following table summarizes our results of operations for the years ended December 31, 2025, and 2024.

	Year Ended December 31, 2025	Year Ended December 31, 2024
Operating expenses
Research and development expenses	(352,879)	(2,195,161)
General and administrative fees	(573,059)	(669,486)
Legal and professional fees	(1,062,346)	(803,285)
Other operating income (expenses)	170,756	(272,609)
Total expenses	(1,817,528)	(3,940,541)

Other income (expense), net
Issuance cost in relation to warrant	(153,189)	-
Change in fair value of warrant liability	(690,000)	-
Impairment loss of long-term investment	-	(1,000,000)
Interest expense, net	(95,713)	(146,924)
Gain on disposal of subsidiaries	-	703
Government subsidies	-	928,461
Sundry income	-	564
Total other income (expense), net	441,098	(217,196)

Net loss	(1,376,430)	(4,157,737)

Revenue and cost

There was no revenue and cost for both year due to reallocate resources towards the development of the Company’s leading projects.

Research and development expenses

Research and development expenses comprised of costs incurred related to research and development activities, including payroll expenses to our research and development staff, service fees to our consultants, advisory and contracted research organization, depreciation of laboratory equipment and amortization of licensed patents, sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP. The following table sets forth a summary of our research and development expenses for the year ended December 31, 2025 and 2024. During the year ended December 31, 2025, we determined it was best to focus all of our attention and resources on completing the Merger and therefore paused the majority of our R&D activities during that time, and we determined that searching for other business combination opportunities could maximize shareholder value, and our R&D activities remain suspended.

	Year Ended December 31, 2025	Year Ended December 31, 2024
Research and Development Expenses:
Contracted research organizations services	$-	$166,972
Sponsored research	-	39,972
Amortization and depreciation	-	251,567
Consultation	-	44,872
Loss on impairments of an intangible asset	-	128,128
Impairment of properties, plant and equipment	-	1,421,782
Other R&D expenses	352,879	141,868
Total Research and Development Expenses	$352,879	$2,165,161

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2025, and 2024. The decrease in general and administrative fees was primarily attributable to the streamlining of our operations to focus on preparation for the Merger, leading to the decrease in the payroll expense.

	Year Ended December 31, 2025	Year Ended December 31, 2024
General and Administrative Fees:
Payroll expenses	$8,161	$208,348
Rent and rates	126,336	97,253
Travelling expenses	1,365	205
Amortization and depreciation	-	3,480
Insurance	215,128	335,616
Write-off of prepayment and other receivables	-	9,782
Other expenses	222,069	14,802
Total General and Administrative Fees	$573,059	$669,486

Legal and professional fees

For the years ended December 31, 2025, and 2024, the legal and professional fees were $1,062,346 and $803,285, respectively. The increase in legal and professional fees was primarily attributed to the non-routine activities such as potential merger activity that were present in the same period last year. Such non-routine exercises in the current year have resulted in an increase in legal and professional fees.

Other operating income (expenses)

For the year ended December 31, 2025 other operating income of $170,756 mainly represent the exchange gain arising on change in foreign exchange rate.

Other (expense) income, net

The following table sets forth a summary of other (expenses) income for the year ended December 31, 2025 and 2024.

	Year Ended December 31, 2025	Year Ended December 31, 2024
Other income (expense), net
Issuance cost in relation to warrant	(153,189)	-
Change in fair value of warrant liability	690,000	-
Impairment loss of long-term investment	-	(1,000,000)
Interest expense, net	(95,713)	(146,924)
Gain on disposal of subsidiaries	-	703
Government subsidies	-	928,461
Sundry income	-	564
Total other income (expense), net	441,098	(217,196)

Net loss attributable to Aptorum Group Limited

For the years ended December 31, 2025, and 2024, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $1,363,270 and $4,267,806, respectively.

Results of Operations for the Years ended December 31, 2024, and 2023

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

B. Liquidity and capital resources

The Group reported a net loss of $1,376,430 and net operating cash outflow of $1,836,546 for the year ended December 31, 2025 and had negative working capital of $1,001,299 as of December 31, 2025. In addition, the Group had an accumulated deficit of $73,792,798 as of December 31, 2025. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

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

Condensed Summary of Cash Flows for the Years Ended December 31, 2025, and 2024

	Year Ended December 31, 2025	Year Ended December 31, 2024
Net cash used in operating activities	$(1,836,546)	$(1,189,734)
Net cash provided by investing activities	-	58,621
Net cash provided by financing activities	4,415,199	-
Net Increase (decrease) in cash and cash equivalents	(2,578,653)	(1,131,113)

Operating activities

Net cash used in operating activities amounted to $1.8 million and $1.2 million for the years ended December 31, 2025, and 2024. The net cash used in operating activities increase due to the decrease in government grant received due to pausing for majority of the R&D activities.

Investing activities

Net cash used in investing activities amounted to nil and $0.1 million for the years ended December 31, 2025, and 2024. The decrease in net cash provided by investing activities was due to the decrease in proceed from disposal of fixed assets.

Financing activities

Net cash provided by financing activities amounted to $4.4 and $nil for the year ended December 31, 2025, and 2024. The increase in net cash inflow from financing activities is attributed to the placing of shares during the year.

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

CAPITAL EXPENDITURES

Our capital expenditures were $nil, $3,000 and $0.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2025.

	Payment Due by Period
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	24,573	25,486	-	-
Debt obligations	3,418,500	3,418,500	-	-
Total	3,443,073	3,443,986	-	-

Operating lease commitments

We have an operating lease for laboratory as of December 31, 2025. Operating lease commitments reflect our obligation to make payments under these operating leases.

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

The Group can access up to a total $12 million under a line of credit offered by Aeneas Group Limited. The line of credit was originally mature on August 12, 2022. The Group and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025, and the respective credit line has been extended further to August 2026. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

CONTINGENT PAYMENT OBLIGATIONS

As of December 31, 2025, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are due upon achievements of specific conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amounts of the contingent milestone payments that the Group is required to pay up to different achievements of conditions and milestones under all license agreements in effect as of December 31, 2025, are below:

Amount
Drug molecules: up to the conditions and milestones of
From entering phase 1 to before first commercial sale	920,000
First commercial sale	800,000
Net sales amount more than certain threshold in a year	7,000,000
Subtotal	$8,720,000

For the years ended December 31, 2025 and 2024, the Group incurred $nil and $61,123 milestone payments under license agreements, respectively. For the years ended December 31, 2025 and 2024, the Group did not incur any royalties or research and development funding, respectively.

C. Research and Development, Patents and Licenses, etc.

As of the date of this annual report, the Company has 2 exclusively licensed technologies in the area of infectious diseases, and diagnostics. In addition, the Company is actively developing 1 proprietary technology.

For the years ended December 31, 2025, 2024 and 2023, the Group incurred $562,269, $2,195,161 and $5,198,329, respectively, on research and development expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2025, that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Name	Age	Position
Executive Officers
Ian Huen	47	Founder, Chief Executive Officer and Executive Director
K.K. Wong	71	Head of Finance
Non-Management Directors
Justin Wu	57	Independent Non-Executive Director and Chair of Compensation Committee
Douglas Arner	57	Independent Non-Executive Director and Chair of Nominating and Corporate Governance Committee and Audit Committee

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

We did not remit any compensation to our officers or directions in fiscal 2025.

In accordance with mutual agreements reached with the board of directors, Mr. Ian Huen has agreed to forgo their monthly remuneration effective July 1, 2023 until further notice. Before the suspension of remuneration, Mr. Ian Huen had a monthly remuneration of $27,333.

In accordance with mutual agreements reached with the board of directors, Professor Justin Wu and Professor Douglas Arner have consented to suspend their monthly remuneration from September 1, 2023 until further notice. Once it resumes, Professor Wu shall be entitled to receive $31,673 annually for his combined services as a director and a committee member and Professor Arner shall be entitled to receive $31,673 annually for his combined services as a director and a committee member. In August 2024, Mr. Martin Siu resigned from his position as Head of Finance of Aptorum Group due to personal reason. Mr. K.K. Wong (“Mr. Wong”) has replaced Mr. Siu as the Company’s Head of Finance since August 2024. As of this time, Mr. Wong does not receive any remuneration, and it is subject to change based on subsequent discussions between the Company and Mr. Wong.

In October 2024, Dr. Mirko Scherer and Mr. Charles Bathurst resigned from their position as directors of Aptorum Group Limited’s Board of Directors, due to personal reasons. As a result of the resignations, Mr. Douglas Arner assumed Mr. Bathurst’s role as Chair of our Audit Committee.

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

For the years ended December 31, 2025, 2024 and 2023, the Group issued 0, 446,842 and 427,060 Class A Ordinary Shares to share option holders as a result of exercise of options, respectively.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 6,346,823 Class A Ordinary Shares and 1,796,934 Class B Ordinary Shares outstanding as of the date of this annual report.

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

Unless otherwise indicated, the business address of each of the  individuals is 17 Hanover Square, London, W1S 1BN, United Kingdom.

Name and Address of Beneficial Owner	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Percentage of Total Class A and Class B Ordinary Shares(1)	Percentage of Total Voting Power(2)
Ian Huen(3)	507,967	1,606,147	42.77%	86.71%
K.K. Wong	-	-	-	-
Justin Wu	*	-	*	*
Douglas Arner	*	-	*	*
All directors and executive officers as a group (4 persons)	549,863	1,606,147	37.21%	86.73%

5% Beneficial Owner
Jurchen Investment Corporation(3)	370,308	1,606,147	35.33%	86.63%
CGY Investments Limited(4)	533,575	-	6.55%	0.29%

*	Less than 1% of total outstanding Ordinary Shares on an as converted basis.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of Class A Ordinary Shares and Class B Ordinary Shares, and the number of Class A Ordinary Shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report. Following the IPO, each Class B Ordinary Share can be converted at any time on a one-for-one basis into Class A Ordinary Shares at the discretion of the holder.

(2)	For each person and group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by such person or group with respect to all of our outstanding Class A Ordinary Shares and Class B Ordinary Shares as one single class. Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to one hundred votes per share on all matters subject to a shareholders’ vote.

(3)	Includes 370,308 Class A Ordinary Shares owned by Jurchen, warrants held by Jurchen to purchase 54,054 Class A Ordinary Shares, convertible notes held by Jurchen to convert 1,338,223 Class A Ordinary Shares, 137,659 Class A Ordinary Shares owned by Mr. Huen, and 1,606,147 Class B Ordinary Shares owned by Jurchen. Jurchen Investment Corporation, is a company wholly owned by Mr. Huen. Mr. Huen maintains sole voting control over the shares held by Jurchen, the principal office address of which is at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

(4)	CGY Investments Limited is 50% held by Seng Fun Yee, 25% held by Mandy Lui and 25% held by Adrian Lui (all of whom are related to our former CEO, Mr. Darren Lui). Mr. Lui controls and/or has substantial influence on the disposition and voting rights of the shares held by his spouse, but no such control over the shares held by his sister or brother. Includes 533,575 Class A Ordinary Shares held by CGY Investments Limited.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Lines of Credit

On August 13, 2019 (the “Effective Date”), Aptorum Therapeutics Limited (“ATL”), one of our wholly owned subsidiaries, entered into two separate Promissory Notes and Line of Credit Agreements (the “Agreements”) with Aeneas Group Limited and Jurchen Investment Corporation (“Jurchen”). The Aeneas Group Limited Agreement and Jurchen Agreement provide ATL with a line of credit up to twelve million dollars ($12,000,000) and three million dollars ($3,000,000), respectively (collectively, the “Line of Credit”), representing the maximum aggregate amount of the advances of funds from the Line of Credit that may be outstanding at any time under the Line of Credit (the “Principal Indebtedness”). ATL may draw down from the Line of Credit at any time through the day immediately preceding the third anniversary of the Effective Date (the “Maturity Date”). As of the date hereof, the maturity date of the promissory note with Jurchen has expired; the maturity of Aeneas Group Limited Agreement is extended for additional three years and was matured on August 12, 2024. Interest is payable on the outstanding Principal Indebtedness at the rate of eight percent (8%) per annum, payable semi-annually in arrears on February 12 and August 12 in each year. ATL may pre-pay in whole or in part, the Principal Indebtedness of the Line of Credit, and all interest accrued at any time prior to the Maturity Date, without penalty. Under the Agreements, in addition to certain standard covenants, we are also not permitted, without the prior written consent of Aeneas Group and Jurchen to (i) liquidate, dissolve or wind-up our business and affairs; (ii) effect any merger or consolidation transaction; (iii) sell, lease, transfer, license or otherwise dispose, in a single transaction or series of related transactions, all or substantially all of our assets; or (iv) consent to any of the foregoing. The Agreements are subject to standard events of default, which if not cured within the agreed upon cure period, permits Aeneas Group Limited or Jurchen, as applicable, to declare the outstanding Principal Indebtedness immediately due and payable, to exercise any other remedy provided for in the Agreements or any other right available to Aeneas Group Limited or Jurchen as provided at law or in equity. Jurchen and Aeanas Group Limited also maintain the right to set-off during the term of the Agreements. As of the date hereof, the Company has not drawn down from the Line of Credit. As of the date hereof, the undrawn line of credit facility is $12 million.

On January 13, 2022, the Group entered a line of credit facility with Libra to provide up to a total $1 million in line of credit debt financing for its daily operation The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. As of the date hereof, $0.5 million is outstanding from Libra Sciences Limited. For the year ended December 31, 2025 and 2024, the Group has assessed that the amounts due from Libra Science Limited and its subsidiary are potentially unrecoverable, an allowance for credit loss amounting to $nil and $1,184 has been recognized for the year ended December 31, 2025 and 2024, respectively. Libra Science Limited’s current operating and financial position is dismal and it continues to suffer losses and is in a net liability position; therefore, management determined the amounts due from them are unrecoverable and provided a credit loss allowance for such amounts.

Sales and Purchases of Securities

Private Placement Offering

Sales of convertible notes

On September 11, 2023, the Group entered into a securities purchase agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Group sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Aptorum Class A ordinary shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain shares that the Group owns (“Collateral”). Upon the Group’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Group prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Group can make that payment in cash or in shares. The principal outstanding amount as of the date hereof is $3,000,000. On September 11, 2025, the parties agreed to extend the term of the Sep 2023 Note for an additional 12 months; the parties also agreed to amend the terms of the Sep 2023 Note such that Jurchen, at is sole discretion, shall be permitted to convert the Sep 2023 Note upon three days written notice.

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

The Company is party to a lawsuit initially filed on notice on September 3, 2024, by Karen Cheung (“Plaintiff”) in the Supreme Court of the State of New York, County of New York (“State Court Action”) (Index No. 654541/2024), which sought relief arising from (i) violations of the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 § U.S.C. 1961(c), (ii)conspiracy to violate RICO, 18 U.S.C. § 1961(d), (iii) fraud, (iii) breach of fiduciary duty, (iv) negligent misrepresentation, (v) unjust enrichment, (vi) civil conspiracy and (vii) violations of the federal Securities Act of 1933, 15 § U.S.C. 77a et. seq. On December 27, 2024, the Company filed a Notice of Removal in the U.S. District Court for the Southern District of New York (Case No.1:24-cv-09969-VSB-OTW) removing the State Court Action to federal court. On December 30, 2024, the Company filed a demand for service of the complaint on the Company. Plaintiff filed and served her Complaint on the Company on February 24, 2025, alleging claims for (i) violations of RICO 18 U.S.C. § 1962(c), (ii) conspiracy to violate RICO 18 U.S.C. § 1962(d), (iii) fraud; (iv) aiding and abetting breach of fiduciary duty, (v) unjust enrichment, and (vi) civil conspiracy. Following a motion, Plaintiff was granted leave to amend her Complaint and filed a First Amended Complaint on June 2, 2025. The parties entered into a briefing schedule on the Company’s anticipated motion to dismiss (“Motion to Dismiss”), and the Company filed its opening brief on the Motion to Dismiss on July 18, 2025. Plaintiff filed her opposition to the Motion to Dismiss on September 5, 2025, and the Company’s reply in support of the Motion to Dismiss was due on October 6, 2025. The Company continues to believe that Plaintiff’s claims have no merit. As such, the Company will continue to vigorously defend against Plaintiff’s claims. At this time, it is too early to estimate the costs and expenses of defending the lawsuit, but we do not deem this to be material to our business and operations.

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

As of the date hereof, the authorized share capital of the Company is $100,000,000.00, divided into 9,999,996,000,000 Class A Ordinary Shares with a nominal or par value of $0.00001 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of $0.00001 each. As of the date hereof, 6,346,823 Class A Ordinary Shares and 1,796,934 Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid.

At the February 21, 2023, special extraordinary meeting of shareholders, the shareholders approved by a special resolution an amendment and restatement of the Company’s Second Amended and Restated Memorandum and Articles of Association (the “M&A”) in the form of the Third Amended and Restated Memorandum and Articles of Association,  to reflect (i) the merger between the Company and Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company would be the surviving company (the “2023 Merger”) pursuant to a plan of merger, which also forces a change in par value to Ordinary Shares of the Company from USD10 to USD0.00001 (the “Plan of Merger”); (ii) the voting rights of the Class B Ordinary Shares be increased from 10 votes per share to 100 votes per share; (iii) a staggered board of directors consisting of three (3) classes, such that only one (1) class is subject to re-election each year; (iv) to increase the number of Class A Ordinary Shares authorized; (v) reducing the vote required for class consent from two-thirds (2/3) to a simple majority; and (vi) to decrease the number of days for effective service by post to shareholders from 14 days to 3 days (collectively, the “Amendments of M&A”) and that the Third Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing M&A with effect from February 21, 2023, which is the date of the registration of the 2023 Merger with the Registrar of Companies of the Cayman Islands.

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

Due to the amount of cash and cash equivalents and investments that we had on hand during our year ending December 31, 2025, we believe that we were classified as a PFIC for that tax year. Depending on the future composition and value of our assets, we may be classified as a PFIC for future years.

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

Currency risk sensitivity analysis

At December 31, 2025, and 2024, the Group has no significant foreign currency risk because most of the transactions are denominated in Hong Kong dollar or the United States dollar. Since the Hong Kong dollar is pegged to the United States dollar, the Group’s exposure to foreign currency risk in respect of the balances denominated in Hong Kong dollars is considered to be minimal.

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

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial accounting officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our chief executive officer and chief financial accounting officer concluded that our disclosure controls and procedures, as of December 31, 2025, were not effective at the reasonable assurance level due to the material weakness described below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Accounting Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025, using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

In connection with the audit of our financial statements for the year ended December 31, 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

Since 2019, we have taken actions to remediate the abovementioned material weakness, and we believe we are working to remediate the material weakness by implementing the following measures:

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

However, since we are still in the process of replenishing and building up a qualified finance and accounting team with sufficient dedicated resources, our management assessed that the deficiency related to the lack of dedicated resources to take responsibility for the finance and accounting functions and the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP, still existed as of December 31, 2025.

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

	For the years ended December 31,
	2025	2024
	(In thousand)
Audit fees	$427	$308
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$427	$308

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Aptorum Group Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Articles of Association, as amended (21)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (21)
2.2	Form of Underwriter’s Warrant+++
2.3	Description of Securities registered under Section 12 of the Exchange Act of 1934, as amended (21)
2.4	Form of Warrant+
4.1	Form of Underwriting Agreement+++
4.2	Appointment Letter between the Company and Ian Huen (Founder, Chief Executive Officer & Executive Director), dated September 25, 2017*
4.3	Appointment letter between the Company and Ian Huen (Non-Executive Director), dated May 27, 2022 (21)
4.4	Appointment letter between the Company and Ian Huen (Executive Director), dated November 20, 2023 (25)
4.5	Reserved.
4.6	Reserved.
4.7	Employment Agreement between the Company and Justin Wu (Independent Non-Executive Director), dated September 18, 2017*
4.8	Employment Agreement between the Company and Douglas Arner (Independent Non-Executive Director), dated February 13, 2018*
4.9	2017 Share Option Plan, as amended (15)
4.10	Service Agreement Between Covar Pharmaceuticals Incorporated and Videns Incorporation Limited*
4.11	Exclusive Patent License Agreement for ALS-4 dated October 18, 2017(3)
4.12	First Amendment to Exclusive License Agreement for ALS-4 dated June 7, 2018*
4.13	Second Amendment to Exclusive License Agreement for ALS-4 dated July 10, 2019(6)
4.14	Exclusive License Agreement for ALS-4 dated January 11, 2019(4)
4.15	Master Collaboration Agreement by and between the Company, A*ccelerate Technologies Pte. Ltd, and AENEAS CAPITAL LIMITED dated April 24, 2019(1)
4.16	Bond Repurchase Agreement dated April 24, 2019(1)
4.17	Form of Line of Credit Agreement (2)
4.18	Form of Promissory Note (2)

4.19	Form of Securities Purchase Agreement+
4.20	Evaluation Agreement with Illumina Inc. (portions of the exhibit have been omitted because they (i) are not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.) (7)
4.21	Placement Agency Agreement, dated February 25, 2020, between the Company and Alliance Global Partners (8)
4.22	Form of Securities Purchase Agreement (8)
4.23	Form of Warrant (8)
4.24	Form of Securities Purchase Agreement dates as of September 29, 2020, by and among the Company and the purchasers named therein (9)
4.25	Form of Warrant (9)
4.26	Form of Pre-Funded Warrant (9)
4.27	Form of Placement Agent Warrant (9)
4.28	Exclusive License Agreement with Accelerate Technologies Pte Ltd.’s dated September 25, 2020(11, 12)
4.29	Sales Agreement, dated March 26, 2021, between the Company and H.C. Wainwright (10)
4.30	Share Subscription and Shareholders Agreement dated as of September 25, 2020(11,12)
4.31	Private Placement Shares Purchase Agreement with Jurchen Investment Corporation (14)
4.32	Reserved.
4.33	Reserved.
4.34	Reserved.
4.35	Form of Securities Purchase Agreement (18)
4.36	Non-binding Letter of Intent (20)
4.37	Securities Purchase Agreement and Form of convertible note dated September 11, 2023 (22)
4.38	Securities Purchase Agreement dated June 28, 2023 (23)
4.39	Securities Purchase Agreement dated January 2, 2025 (24)
4.40	Merger Agreement by and between Aptorum and DiamiR, dated July 14, 2025(26)
4.41	Management Services Agreement by and between Aptorum Therapeutics and DiamiR, dated July 14, 2025(26)
4.42	Intellectual Property License Agreement by and between Aptorum Therapeuctis, Aptorum, DiamiR LLC and DiamiR, dated July 14, 2025(26)
4.43	Voting and support Agreement by and between Aptorum and its major shareholder, dated July 14, 2025(26)
4.44	Form of stockholders Agreement(26)
4.45	Form of the Purchase Agreement(27)
4.46	Form of Restricted Warrant(27)
4.47	Form of Lock-Up Agreement(27)
8.1	List of Subsidiaries (21)
10.3	Amendment to the Management Services Agreement dated as of December 2, 2025(28)
10.4	Amendment to the Management Services Agreement dated as of March 25, 2026(29)
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)**
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Marcum Asia CPAs LLP**
97.1	Policy for the Recovery of Erroneously Awarded Compensation (25)
99.1	Code of Business Ethics*
101.INS	Inline XBRL Instance Document**
101.SCH	Inline XBRL Taxonomy Extension Schema Document**
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) **

***	Furnished with this annual report on Form 20-F
**	Filed with this annual report on Form 20-F
*	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018
+++	Incorporated by reference to our Registration Statement Filed on Form F-1 on November 15, 2018
++	Incorporated by reference to our Current Report on Form 6-K filed on April 1, 2019
+	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020

(1)	Incorporated by reference to our Current Report on Form 6-K filed on April 24, 2019.

(2)	Incorporated by reference to our Current Report on Form 6-K filed on August 14, 2019.

(3)	Incorporated by reference to our Registration Statement Filed on Form F-1 on September 5, 2018; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(4)	Incorporated by reference to our annual report on Form 20-F filed on April 15, 2019; portions of the exhibit were previously omitted in reliance on the confidential treatment provisions available pursuant to revised paragraph 4(a) of Instructions as to Exhibits of Form 20-F.

(5)	Incorporated by reference to our Annual Report on Form 20-F filed on April 15, 2019.

(6)	Incorporated by reference to our Annual Report on Form 20-F filed on April 29, 2020. Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

(7)	Incorporated by reference to our Current Report on Form 6-K filed on January 25, 2021; portions of the exhibit were omitted because they (i) are not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

(8)	Incorporated by reference to our Current Report on Form 6-K filed on February 26, 2020.

(9)	Incorporated by reference to our Current Report on Form 6-K filed on October 2, 2020.

(10)	Incorporated by reference to our Current Report on Form 6-K filed on March 26, 2021.

(11)	Certain information from this exhibit has been excluded from this exhibit because it both (i) is not material and (ii) is the type that the registrant treats as private or confidential.

(12)	Incorporated by reference to our Annual Report on Form 20-F filed on April 19, 2021.

(13)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021.

(14)	Incorporated by reference to our Current Report on Form 6-K filed on May 26, 2021.

(15)	Incorporated by reference to our Current Report on Form 6-K filed on November 17, 2021.

(16)	Incorporated by reference to our Current Report on Form 6-K filed on July 11, 2022.

(17)	Reserved.

(18)	Incorporated by reference to our Current Report on Form 6-K filed on December 9, 2022.

(19)	Incorporated by reference to our Annual Report on Form 20-F/A filed on January 17, 2023.

(20)	Incorporated by reference to our Current Report on Form 6-K filed on March 27, 2023.

(21)	Incorporated by reference to our annual report on Form 20-F filed on April 28, 2023.

(22)	Incorporated by reference to our Current Report on Form 6-K filed on September 11, 2023.

(23)	Incorporated by reference to our Current Report on Form 6-K filed on June 30, 2023.

(24)	Incorporated by reference to our Current Report on Form 6-K filed on January 7, 2025.

(25)	Incorporated by reference to our Annual Report on Form 20-F filed on April 30, 2024.

(26)	Incorporated by reference to our Current Report on Form 6-K filed on July 22, 2025.

(27)	Incorporated by reference to our Current Report on Form 6-K filed on October 16, 2025

(28)	Incorporated by reference to our Current Report on Form 6-K/A filed on December 5, 2025

(29)	Incorporated by reference to our Current Report on Form 6-K/A filed on March 26, 2026

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aptorum Group Limited

Date: March 27, 2026	By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer,
Chairman of the Board of Directors
(Principal Executive Officer)

Date: March 27, 2026	By:	/s/ Wong Kwok Kuen
Wong Kwok Kuen
Head of Finance
(Principal Financial Officer)

APTORUM GROUP LIMITED

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Aptorum Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptorum Group Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Guangzhou, China

March 27, 2026

APTORUM GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

December 31, 2025 and 2024

(Stated in U.S. Dollars, except for number of shares)

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$3,452,891	$874,238
Other receivables and prepayments	139,633	85,316
Total current assets	3,592,524	959,554
Long-term investments, net	15,098,846	15,098,846
Long-term deposits	—	71,823
Total Assets	$18,691,370	$16,130,223

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$79,180	$79,644
Accounts payable and accrued expenses	1,071,715	918,611
Operating lease liabilities, current	24,428	102,225
Convertible notes to a related party	3,418,500	3,238,500
Total current liabilities	4,593,823	4,338,980
Operating lease liabilities, non-current	—	14,182
Warrant liability	306,000	—
Total Liabilities	4,899,823	4,353,162

Commitments and contingencies (Note 21)	—	—

TEMPORARY EQUITY
Contingently redeemable warrants	47,000	—
Total temporary equity	47,000	—

EQUITY
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 6,346,823 shares issued and outstanding as of December 31, 2025; 3,811,823 shares issued and outstanding as of December 31, 2024)	62	37
Class B Ordinary Shares ($0.00001 par value; 4,000,000 shares authorized, 1,796,934 shares issued and outstanding as of December 31, 2025 and 2024)	18	18
Additional paid-in capital	97,000,188	93,474,825
Accumulated other comprehensive (loss) income	(92,310)	89,162
Accumulated deficit	(73,792,798)	(72,429,528)
Total equity attributable to the shareholders of Aptorum Group Limited	23,115,160	21,134,514
Non-controlling interests	(9,370,613)	(9,357,453)
Total equity	13,744,547	11,777,061
Total Liabilities, Temporary Equity and Equity	$18,691,370	$16,130,223

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For Years Ended December 31, 2025, 2024 and 2023

(Stated in U.S. Dollars, except for number of shares)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue
Healthcare services income	$—	$—	431,378

Operating expenses
Cost of healthcare services	—	—	(420,812)
Research and development expenses	(352,879)	(2,195,161)	(5,198,329)
General and administrative fees	(573,059)	(669,486)	(1,930,637)
Legal and professional fees	(1,062,346)	(803,285)	(2,538,161)
Other operating income (expenses)	170,756	(272,609)	(1,067,690)
Total operating expenses	(1,817,528)	(3,940,541)	(11,155,629)

Other (expense) income, net
Loss on investments in marketable securities, net	—	—	(9,266)
Unrealized gain from fair value change of the long-term investments, net	—	—	6,431,088
Impairment loss of long-term investment	—	(1,000,000)	(77,200)
Interest expense, net	(95,713)	(146,924)	(121,145)
Gain on disposal of subsidiaries	—	703	—
Issuance cost allocated to warrant liability	(153,189)	—	—
Change in fair value of warrant liability	690,000	—	—
Government subsidies	—	928,461	123,015
Sundry income	—	564	36,784
Total other income (expense), net	441,098	(217,196)	6,383,276

Net loss	(1,376,430)	(4,157,737)	(4,340,975)
Net income (loss) attributable to non-controlling interests	13,160	(110,069)	1,516,328
Net loss attributable to Aptorum Group Limited	$(1,363,270)	$(4,267,806)	(2,824,647)

Net loss per share attributable to Aptorum Group Limited
–Basic and diluted(1)	$(0.19)	$(0.78)	(0.62)

Weighted-average shares outstanding
–Basic and diluted(1)	7,351,784	5,453,103	4,521,133

Net loss	$(1,376,430)	$(4,157,737)	(4,340,975)

Other comprehensive (loss) income
Exchange differences on translation of foreign operations	(181,472)	99,785	(44,430)
Other comprehensive (loss) income	(181,472)	99,785	(44,430)

Comprehensive loss	(1,557,902)	(4,057,952)	(4,385,405)
Comprehensive (loss) income attributable to non-controlling interests	(13,160)	110,069	(1,516,328)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(1,544,742)	(4,168,021)	(2,869,077)

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For Years Ended December 31, 2025, 2024 and 2023

(Stated in U.S. Dollars, except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Accumulated	Accumulated other Comprehensive	Non- Controlling
	Shares(1)	Amount	Shares(1)	Amount	Capital Amount	deficit Amount	income (loss) Amount	Interests Amount	Total Amount

Balance, January 1 2023	1,326,953	$13,269,528	2,243,776	$22,437,754	$45,308,080	$(65,337,075)	$33,807	$(7,878,789)	$7,833,305
Adjustment for change of par value	—	(13,269,514)	—	(22,437,732)	35,707,246	—	—	—	—
Issuance of shares to non-controlling interest	—	—	—	—	67,766	—	—	(67,766)	—
Issuance of shares in exchange of share options and settlement of liabilities	70,430	1	—	—	3,078,195	—	—	—	3,078,196
Issuance of shares for share-based compensation	65,770	1	—	—	176,263	—	—	—	176,264
Issuance of shares	215,959	2	—	—	1,575,560	—	—	—	1,575,562
Share-based compensation	—	—	—	—	1,088,925	—	—	—	1,088,925
Conversion of convertible notes	1,250,000	13	—	—	5,999,987	—	—	—	6,000,000
Exercise of share options	791	—	—	—	16,506	—	—	—	16,506
Rounding up for reverse stock split	8,018	—	—	—	—	—	—	—	—
Exchange difference on translation of foreign operation	—	—	—	—	—	—	(44,430)	—	(44,430)
Net loss	—	—	—	—	—	(2,824,647)	—	(1,516,328)	(4,340,975)
Balance, December 31, 2023	2,937,921	31	2,243,776	22	93,018,528	(68,161,722)	(10,623)	(9,462,883)	15,383,353
Conversion of Class B Ordinary Shares to Class A Ordinary Shares	446,842	4	(446,842)	(4)	—	—	—	—	—
Exercise of options	427,060	2	—	—	451,658	—	—	—	451,660
Exchange difference on translation of foreign operation	—	—	—	—	—	—	99,785	—	99,785
Disposal of NCI	—	—	—	—	4,639	—	—	(4,639)	—
Net loss	—	—	—	—	—	(4,267,806)	—	110,069	(4,157,737)
Balance, December 31, 2024	3,811,823	37	1,796,934	18	93,474,825	(72,429,528)	89,162	(9,357,453)	11,777,061
Issuance of Class A Ordinary Shares upon January 2025 Offering	1,535,000	15	—	—	2,699,185	—	—	—	2,699,200
Net loss	—	—	—	—	—	(1,363,270)	—	(13,160)	(1,376,430)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	(181,472)	—	(181,472)
Issuance of Class A Ordinary Shares upon October 2025 Offering	1,000,000	10	—	—	873,178	—	—	—	873,188
Accretion of redemption value to contingently redeemable warrants	—	—	—	—	(47,000)	—	—	—	(47,000)
Balance, December 31, 2025	6,346,823	62	1,796,934	18	97,000,188	(73,792,798)	(92,310)	(9,370,613)	13,744,547

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

See accompanying notes to the consolidated financial statements.

APTORUM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Years Ended December 31, 2025, 2024 and 2023
(Stated in U.S. Dollars)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities
Net loss	$(1,376,430)	$(4,157,737)	(4,340,975)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization and depreciation	—	255,046	1,125,254
Issuance cost in relation to warrant	153,189	—	—
Change in fair value of warrant liability	(690,000)	—	—
Share-based compensation	—	—	1,265,189
Loss on investments in marketable securities, net	—	—	9,266
Unrealized loss (gain) from fair value change of the long-term investments, net	—	—	(6,431,088)
Impairment loss of long-term investment	—	1,000,000	77,200
(Gain) loss on disposal of long-lived assets	—	(58,621)	110,852
Impairment loss on long-lived assets	—	1,699,481	750,381
Allowance for credit loss of due from a related party	—	—	521,007
Write-off of prepayment and other receivables	—	45,677	62,369
Write-off of accounts receivable	—	6,280	—
Write-down of inventories	—	—	13,206
Gain on disposal of subsidiaries	—	(703)	—
Amortization of right-of-use assets	—	50,520	252,345
Interest expense and accretion of convertible debts	180,000	180,000	45,266
Reversal of deferred cash bonus	—	—	(1,646,228)

Changes in operating assets and liabilities
Accounts receivable	—	41,349	126,717
Inventories	—	—	14,516
Other receivables and prepayments	17,506	291,078	227,457
Long-term deposits	—	—	29,106
Amounts due from related parties	—	961	63,050
Amounts due to related parties	(464)	464	(8,524)
Accounts payable and accrued expenses	(28,368)	(422,705)	398,635
Operating lease liabilities	(91,979)	(120,824)	(389,365)
Net cash used in operating activities	(1,836,546)	(1,189,734)	(7,724,364)

Cash flows from investing activities
Purchases of property and equipment	—	—	(3,015)
Proceeds from disposal of property and equipment	—	58,621	15,385
Proceeds from sales of investment securities	—	—	93,215
Loan to a related party	—	—	(92,459)
Repayment of loan and interest from a related party	—	—	611,641
Net cash provided by investing activities	—	58,621	624,767
Cash flows from financing activities
Loan from related parties	—	—	2,500,000
Proceeds from issuance of Class A Ordinary Shares and warrant	2,000,000	—	1,575,562
Exercise of share options	—	—	16,506
Payments related to offering costs	(284,001)	—	—
Repayment of bank loan	—	—	(3,000,000)
Proceeds from issuance of convertible notes	—	—	3,000,000

APTORUM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For Years Ended December 31, 2025, 2024 and 2023
(Stated in U.S. Dollars)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Proceeds from issuance of Class A Ordinary Shares	3,070,000	—	—
Payments related to offering costs	(370,800)	—	—
Net cash provided by financing activities	4,415,199	—	4,092,068

Net increase (decrease) in cash and cash equivalents and restricted cash	2,578,653	(1,131,113)	(3,007,529)
Cash and cash equivalents – Beginning of year	874,238	2,005,351	5,012,880
Cash and cash equivalents – End of year	$3,452,891	$874,238	2,005,351

Supplemental disclosures of cash flow information
Interest paid	$—	$—	94,108

Non-cash operating, investing and financing activities
Reclassification of placement agent warrant redemption amount	$47,000	$—	—
Right-of-use assets obtained in exchange for new operating lease liabilities	—	—	338,525
Convertible notes converted to Class A Ordinary Shares	—	—	6,000,000
Settlement of deferred cash bonus by issuance of share options	$—	$451,660	3,078,196

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

On July 14, 2025 the Group and DiamiR Biosciences Corp. (“DiamiR”), have entered into a definitive agreement for an all-stock merger transaction, in which DiamiR will retain its name and become a wholly-owned subsidiary of Aptorum Group upon consummation of the merger. The combined company expects to remain listed on the Nasdaq Stock Market following the closing of the merger. Under the terms of the merger agreement and subject to stockholder approval, the Company will re-domicile to the state of Delaware prior to the closing of the merger (“Domestication”), and following the Domestication, acquire all of the outstanding capital stock of DiamiR in exchange for a number of shares of its common stock which will represent approximately 70% of the outstanding common stock of the Group, with the current equity holders of the Group retaining 30% of the common stock immediately following the consummation of the merger. The merger agreement has been approved by the boards of directors of both companies, and is subject to stockholder approval of both companies and other customary closing conditions.

Concurrently with the execution of the Merger Agreement, DiamiR and Aptorum Therapeutics, entered into a management services agreement, pursuant to which, Aptorum Therapeutics shall pay a monthly service fee and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or December 31, 2025, and the respective agreement is extended to March 31, 2026, and then further extended to June 30, 2026. In addition, concurrently with the execution of the Merger Agreement, DiamiR, DiamiR LLC, a wholly owned subsidiary of DiamiR, the Company and Aptorum Therapeutics entered into an intellectual property license agreement (“Licensing Agreement”), pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or December 31, 2025, the respective agreement have extended to March 31, 2026, and then further extended to June 30, 2026. Ian Huen, the Group’s Chairman and CEO, who beneficially owns approximately 87% of the Group’s total voting power, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement.

Below summarizes the list of the major subsidiaries consolidated as of December 31, 2025:

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

2. GOING CONCERN

The Group reported a net loss of $1,376,430 and net operating cash outflow of $1,836,546 for the year ended December 31, 2025 and had negative working capital of $ 1,001,299 as of December 31, 2025. In addition, the Group had an accumulated deficit of $73,792,798 as of December 31, 2025. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Group’s cost structure. In connection with the Group’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

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

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

2. GOING CONCERN (cont.)

The Group can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Group, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Group and would materially adversely affect its ability to continue as a going concern.

The Group’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the United Stated Securities and Exchange Commission (the “SEC”), and include the accounts of the Group, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, the Group also consolidate any variable interest entity (“VIE”) of which the Group is the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Group does not consolidate a VIE in which the Group has a majority ownership interest when we are not considered the primary beneficiary. The Group has determined that the Group is the primary beneficiary of the VIE (see Note 13, Variable Interest Entity). The Group evaluate its relationships with the VIE on an ongoing basis to determine whether it becomes the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

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
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Accounts receivable and amounts due from related parties

Accounts receivable and amounts due from related parties are stated at the original amount less an allowance for credit losses, if any, based on a review of all outstanding amounts at period end. An allowance is estimated in accordance with ASC Topic 326, Credit Losses and records the allowance for credit losses as an offset to accounts receivable or amounts due from related parties, and the expected credit losses charged to the allowance is included in other operating expenses in the consolidated statements of operations and comprehensive loss. In determining expected credit losses, the Group considers the historical level of credit losses, current economic trends, and reasonable and supportable forecasts that affect the collectability of the future cash flows. As of December 31, 2025 and 2024, $522,191 and $522,191 allowance for credit losses were made. During December 31, 2025, 2024 and 2023, $nil, $nil and $522,191 of allowance for credit losses were made.

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

Equity method investment — Fair value option

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
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables represent the fair value hierarchy of the Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and there is no such financial liabilities measured at fair value on a recurring basis as of December 31, 2024.

	As of December 31, 2025
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Warrant liabilities	-	-	306,000	306,000
Total	$-	$-	$306,000	$306,000

The Group has determined that the carrying value of the Group’s cash and cash equivalents, other receivables and prepayments, amounts due to related parties, accounts payable and accrued expenses, convertible notes to a related party approximate fair value due to the short-term nature of these assets and liabilities.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Group’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

For equity-classified warrants that contain redemption features not solely within the control of the Company, the Company evaluates whether temporary equity classification is required pursuant to ASC 480-10-S99-3A. When temporary equity classification is required, the initial amount presented in temporary equity is based on the redemption provisions of the instrument. If the redemption event is contingent and not probable of occurring, no subsequent adjustment to the temporary equity amount is required pursuant to S99-3A Paragraph 15.

Issuance costs

Specific incremental costs directly attributable to an offering of securities are allocated among the freestanding financial instruments issued in the transaction. The Company allocates issuance costs in proportion to the allocation of proceeds between the freestanding financial instruments. Issuance costs allocated to liability-classified instruments that are subsequently measured at fair value through earnings are recognized in earnings in the period incurred. Issuance costs allocated to equity-classified instruments are charged to additional paid-in capital.

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
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Government Subsidies

The Company’s subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consisted of specific subsidies that are subsidies from the local government for a specific purpose, such as subsidies for research and development. The Company recorded specific subsidies as other income which is included in the consolidated statements of income upon receipt as further performance by the Company is not required. The government subsidies were approximately $nil, $0.9 million and $0.1 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Share-based compensation expense is recorded in cost of healthcare services, research and development expenses, general and administrative fees and legal and professional fees in the consolidated statements of operations and comprehensive loss. Warrants issued to placement agents or other non-employees in exchange for services rendered in connection with equity offerings are accounted for under ASC 718 and classified as equity when the criteria for equity classification are met. Such warrants are measured at their grant date fair value using the Black-Scholes option pricing model and recognized as issuance costs of the related offering.

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

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Uncertain tax positions

The Group accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group recognizes interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet more likely than not thresholds be sustained under examination. The tax returns of the Group’s Hong Kong subsidiaries are subject to examination by the relevant tax authorities. According to the Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to ten years if the underpayment of taxes is due to fraud or willful evasion. According to United Kingdom, Singapore and the United States, trading losses are available to be carried forward indefinitely. The Group did not have any material interest or penalties associated with tax positions for the years ended December 31, 2025, 2024 and 2023, and did not have any significant unrecognized uncertain tax positions as of December 31, 2025 and 2024. The Group does not believe that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

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

Segment reporting

The Group uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM’’) for making decisions, allocation of resource and assessing performance.

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

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently adopted accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group adopted ASU 2023-09 from January 1, 2025 on a retrospective basis. The adoption of ASU2023-09 did not have material impact on the Company’s consolidated balance sheets, statements of operations and comprehensive loss, changes in equity and cash flows, but resulted in expanded income tax disclosures in Note 11 to the consolidated financial statements.

Recently issued accounting standards which have not yet been adopted

ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), was issued in November 2024, which requires disclosure in the notes to the financial statements, of disaggregated information about certain costs and expenses that are included in expense line items on the face of the income statement. The requirements of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on the consolidated financial statements.

4. LONG-TERM INVESTMENT

As of December 31, 2025 and 2024, the Group’s long-term investment consists of non-marketable investments with carrying value of $15,098,846 and equity method investment at fair value option with carrying value of $nil.

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

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

4. LONG-TERM INVESTMENT (cont.)

The following table summarizes the total carrying value of the non-marketable investments held as of December 31, 2025 and 2024 including cumulative unrealized upward adjustments and impairment made to the initial cost basis of the investments:

	December 31, 2025				December 31, 2024
	Cost basis	Upward adjustments	Impairment	Carrying value	Cost basis	Upward adjustments	Impairment	Carrying value

Investment A (1)	$2,558,886	$12,539,960	$-	$15,098,846	$2,558,886	$12,539,960	$-	$15,098,846
Investment B (2)	1,000,000	-	(1,000,000)	-	1,000,000	-	(1,000,000)	-
Investment C	520,821	-	(520,821)	-	520,821	-	(520,821)	-
	$4,079,707	$12,539,960	$(1,520,821)	$15,098,846	$4,079,707	$12,539,960	$(1,520,821)	$15,098,846

The following is a summary of annual upward or downwards adjustments and impairment recorded in other income (expenses), net, and included as adjustments to the carrying value of non-marketable investments held as of December 31, 2025, 2024 and 2023 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Upward adjustments (1)	$—	$—	$6,431,088
Impairment (2)	—	(1,000,000)	-
Total unrealized (loss) gain from fair value change of non-marketable investments, net	$—	$(1,000,000)	$6,431,088

(1)

The Group holds 622,600 Series B preferred stock of Alzheon, Inc. (“Alzheon”) with initial cost of $2.6 million with unit price of $4.11, which represents 240,773 common stock converted as a conversion rate of $10.63. Pursuant to ASC 321-10-35-2, as the investment in Alzheon lacks readily determinable fair values, the Group elects to account for this investment using the measurement alternative. The Group reviews Alzehon’s available financial information and adjusts the carrying value of its investment based on preferred stock issuances reflected therein, which were deemed as observable price changes in orderly transactions for the identical or similar investment of the same issuer.

During the year ended December 31, 2022, Alzheon issued its Series D preferred stock at $36.00 per share for aggregate gross proceeds of $50 million. During the year ended December 31, 2023, Alzheon issued its Series E convertible preferred stock at a per share price of $62.71 for gross proceeds of $45 million. During the year ended December 31, 2024, Alzheon issued its Series E convertible preferred stock at a per share price of $62.71 for gross proceeds of $78 million. During the year ended December 31, 2025, Alzheon issued its Series E convertible preferred stock at a per share price of $62.71 for gross proceeds of $5 million. Aside from the conversion price of the conversion rights being different, the other key terms, including liquidation right, conversion right, voting power, dividend right and redemption right are aligned for Series B, Series D and Series E convertible preferred stocks. The Group determines the Series D and Series E convertible preferred stocks financings are orderly transactions between market participants for the identical or a similar investment of the same issuer and recorded as an upward in the carrying value of the security measured in accordance with paragraph 321-10-35-2 to reflect the current fair value of the security as of the date that the observable transaction for the similar security took place.

The Group made an upward adjustment of $6,108,872, from $2,558,886 to $8,667,758, based on Series D convertible preferred stock financing for the year ended December 31, 2022, and made an upward adjustment of $6,431,088, from $8,667,758 to $15,098,846, based on Series E convertible preferred stock financing for the year ended December 31, 2023. No such upward adjustments were made during the years ended December 31, 2025 and 2024.

The Group conducts a quarterly assessment to determine whether impairment exists in Alzheon’s equity securities, considering, among other factors, the nature of the securities, financial condition of Alzheon and expected future cash flows. No impairment indicator was identified, and no impairment was made during the years ended December 31, 2025 and 2024. The carrying value of the investment with Alzheon was $15,098,846 as of December 31, 2025 and 2024.

As of December 31, 2025 and 2024, this investment was pledged for a convertible note issued to a related party (Note 15).

(2)	The Group holds 3,333,333 Series B preferred stock of Investee B with initial cost of $1.0 million at a purchase price of $0.30 per unit. There was no observable orderly transactions of identical or similar securities from the same issuer. The Group monitored the financial statements of the Investee B. The Group recorded $1 million impairment for this investment in the year ended December 31, 2024 since the Group considered the investees’ ability to continue as a going concern and the investment is not recoverable. The carrying value of this investment was $nil as of December 31, 2025 and 2024, respectively.

The Group did not sell or transfer any non-marketable investments or record any realized gains or losses for the non-marketable investments measured at fair value on a non-recurring basis during the years ended December 31, 2025, 2024 and 2023.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

4. LONG-TERM INVESTMENT (cont.)

Equity method investment, fair value option

In December 2021, one of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), issued Class A and Class B ordinary shares to various parties in exchange of licenses or cash. Each Class A share of Libra is entitled to 1 vote while each Class B share of Libra is entitled to 10 votes. Upon the share issuance, the Group was holding 97.27% economic interest and 31.51% voting power in Libra. The Group lost the controlling interest in Libra because it was transferred to a third party, and therefore deconsolidated Libra. However, the Group still owns 97.27% economic interest and 31.51% voting power, which is deemed as having significant influence over Libra. As a result, the Group’s investment in Libra is subject to the equity method of accounting. The Group assessed that the fair value option can better reflect the true value of Libra. Pursuant to ASC 825 — Financial Instruments (“ASC 825”), the Group elected to apply the fair value option for its investments in Libra and will remeasure its investments in Libra at fair value every reporting period. The initial carrying value of the investment was $77,200. For the year ended December 31, 2023, the Group has determined that the carrying value of the investment is not recoverable and this condition is determined to be other-than-temporary. Consequently, an impairment for the investment of $nil, $nil and $77,200 has been recognized as of December 31, 2025, 2024 and 2023.

The Company’s involvement with Libra includes equity ownership as mentioned in above and also amounts due from Libra as disclosed in note 12. The primary risks associated with this involvement include potential financial losses due to Libra’s operational performance or inability to generate sufficient cash flows. The Company’s maximum exposure to loss resulting from its involvement with Libra is nil for the year ended December 31, 2025 and December 31, 2024 which was the amount due from Libra.

5. REVENUE

During the second quarter of 2023, the Group made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. No revenue was generated for the year ended December 31, 2025 and 2024.

For the year ended December 31, 2023, all revenue came from provision of healthcare services in Hong Kong.

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of December 31, 2025 and 2024 consisted of:

	December 31, 2025	December 31, 2024
Prepaid insurance	17,490	17,794
Prepaid service fee	44,810	50,538
Rental deposits	71,823	4,206
Other receivables	—	4,545
Other deposits	5,510	8,233
	$139,633	$85,316

For the years ended December 31, 2025, 2024 and 2023, the Group considered certain other receivables and prepayments were not recoverable and recorded write-off of other receivables and prepayments of $nil, $45,677 and $62,369, respectively.

7. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2025 and 2024 consisted of:

	December 31, 2025	December 31, 2024
Computer equipment	$69,291	$69,291
Furniture, fixture, and office and medical equipment	32,435	32,435
Leasehold improvements	108,187	108,187
Laboratory equipment	4,335,722	4,335,722
Motor vehicle	239,093	239,093
	4,784,728	4,784,728
Less: accumulated depreciation	4,784,728	4,784,728
Property and equipment, net	$—	$—

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

7. PROPERTY AND EQUIPMENT, NET (cont.)

Depreciation expenses for property, plant and equipment amounted to $nil, $235,827 and $1,041,234 for the years ended December 31, 2025, 2024 and 2023 respectively.

For the year ended December 31, 2025, no impairment loss was recorded.

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

For the years ended December 31, 2025 and 2024, the Group recorded $nil and $58,621 gain on disposal of medical equipment in other operation expenses, respectively. For the year ended December 31, 2023, the Group recorded $79,822 of loss on disposal of laboratory equipment, and furniture, fixture, and office and medical equipment in other operating expenses.

8. INTANGIBLE ASSETS, NET

	December 31, 2025	December 31, 2024
Gross carrying amount
Prepaid patented licenses	$200,000	$200,000
Computer software	223,858	223,858
	423,858	423,858
Less: accumulated amortization
Prepaid patented licenses	200,000	200,000
Computer software	223,858	223,858
	423,858	423,858
Intangible assets, net
Prepaid patented licenses	—	—
Computer software	—	—
Intangible assets, net	$—	$—

Prepaid patented licenses and computer software are finite-lived intangible assets which are amortized over their estimated useful life. Amortization expenses for finite-lived intangible assets amounted to $ nil and $19,219 for the year ended December 31, 2025 and 2024 respectively.

For the year ended December 31, 2023, the Group terminated two of the licenses. For the year ended December 31, 2024, the Group terminated four of the licenses. For the year ended December 31, 2025, the Group terminated 5 of the licenses.

The Group considered that the carrying amount of these intangible assets are not recoverable and are fully impaired. As a result, the Group recorded $519,496 impairment loss on intangible assets in research and development expenses for the year ended December 31, 2023. Besides, an impairment loss related to the computer software for Hong Kong healthcare services amounted to $128,128 was recorded in research and development expenses, and $1,841 was recorded in other operating expenses for the year ended December 31, 2024 and 2023, respectively. There is no such impairment loss during the year ended December 31, 2025.

The Group does not expect any amortization expense related to its finite-lived intangible assets for the next five years and thereafter to be as follows as of December 31, 2025.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

9. LONG-TERM DEPOSITS

Long-term deposits as of December 31, 2025 and 2024 consisted of:

	December 31, 2025	December 31, 2024
Rental deposits	$—	$71,823
	$—	$71,823

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2025 and 2024 consisted of:

	December 31, 2025	December 31, 2024
Research and development expenses payable	830,189	778,205
Professional fees payable	185,247	127,031
Others	56,279	13,375
	$1,071,715	$918,611

11. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. In March 2018, the Hong Kong Government introduced a two-tiered profit tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered profits tax rate regime, the first $2 million of assessable profits of qualifying corporations is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018-2019. According to the policy, if no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to Profits Tax at the rate of 16.5% or 15%, as applicable. Because the preferential tax treatment is not elected by the Group, all the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%. The subsidiaries registered in Hong Kong did not have assessable profits that were derived Hong Kong during the years ended December 31, 2025, 2024 and 2023. Therefore, no Hong Kong profit tax has been provided for in the periods presented. Our returns for 2019 and subsequent tax years remain subject to examination by Hong Kong Inland Revenue Department.

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary in United Kingdom did not have assessable profits that were derived from United Kingdom during the years ended December 31, 2025, 2024 and 2023. Therefore, no United Kingdom profit tax has been provided for in the periods presented. Our returns for 2021 and subsequent tax years remain subject to examination by the UK tax authority.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the years ended December 31, 2025, 2024 and 2023. Therefore, no Singapore profit tax has been provided for in the periods presented. Our returns for 2021 and subsequent tax years remain subject to examination by the Singapore tax authority.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

11. INCOME TAXES (cont.)

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the years ended December 31, 2025, 2024 and 2023. Therefore, no United States profit tax has been provided for in the periods presented. Our returns for 2022 and subsequent tax years remain subject to examination by Internal Revenue Service.

Income/(loss) before income tax expense is attributable to the following geographic locations:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Hong Kong	$(1,409,614)	$(3,944,692)	$(1,297,897)
Singapore	111,972	(252,611)	(2,956,296)
Other jurisdictions	(78,788)	39,566	(86,782)
Loss before income tax expense	$(1,376,430)	(4,157,737)	(4,340,975)

For the year ended December 31, 2025, 2024 and 2023, there was no current income tax expense and deferred income tax expense.

The reconciliation of income taxes expenses computed at the Hong Kong statutory tax rate applicable to income tax expense is as follows:

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
Net loss before tax	$(1,376,430)	100%	$(4,157,737)	100%	$(4,340,975)	100%
Hongkong statutory income tax rate	16.5%		16.5%		16.5%
Provision for income tax benefit at Hong Kong statutory income tax rate (16.5%)	(227,110)	16.5%	(686,027)	16.5%	(716,261)	16.5%
Domestic tax effects
Non-taxable interest income	(13,907)	1.0%	(5,477)	0.1%	(1,071,774)	24.7%
Non-deductible expenses	—	0.0%	195	0.0%	98,704	(2.3)%
Change in valuation allowance	223,918	(16.3)%	702,123	(16.9)%	1,705,603	(39.3)%
Foreign tax effects
Cayman
-Statutory tax rate difference between Cayman and Hong Kong	16,128	(1.2)%	(9,191)	0.2%	(5,078)	0.1%
Other foreign jurisdictions	917	0.0%	(1,623)	0.1%	(11,185)	0.3%
Effective income tax expense	$—	—	$—	—	$—	—

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

11. INCOME TAXES (cont.)

Income taxes paid by jurisdiction is as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Hong Kong	$—	$—	—
Singapore	—	—	—
Other jurisdictions	—	—	—
Total income taxes paid	$—	—	—

Deferred tax asset, net

Deferred tax assets and deferred tax liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases used for income tax purpose. The following represents the tax effect of each major type of temporary difference.

	December 31, 2025	December 31, 2024
Deferred tax asset:
Net operating losses carryforwards	$15,365,786	$15,107,318
Depreciation and amortization	86,843	128,896
Impairment loss on assets	537,830	537,830
Total Deferred tax asset	15,990,459	15,774,044
Valuation allowance	(15,990,459)	(15,774,044)
Deferred tax asset, net of valuation allowance	$—	$—

As of December 31, 2025 and 2024, the Group had net operating losses carryforwards of $93,107,417 and $91,436,307, respectively, including its Hong Kong, Singapore, the United States, and the United Kingdom operations, which are available to reduce future taxable income and have an unlimited carryover period. For the year ended December 31, 2025, there was no net operating losses carryforwards expired, while net operating losses carryforwards of $39,489 was cancelled due to the disposal of various subsidiaries.

Valuation allowance was provided against deferred tax assets in entities where it was determined, it was more likely than not that the benefits of the deferred tax assets will not be realized. The Group had deferred tax assets which consisted of net operating losses carryforwards, which can be carried forward to offset future taxable income. The Group maintains a full valuation allowance on its net deferred tax assets. The management determines it is more likely than not that all of its deferred tax assets will not be utilized.

Changes in valuation allowance are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Balance as of January 1	$15,774,044	$17,407,156	15,705,088
Additions	223,918	702,123	1,705,603
Disposal	(7,503)	(2,335,235)	(3,535)
Balance as of December 31	$15,990,459	$15,774,044	17,407,156

Uncertain tax position

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any unrecognized uncertain tax positions. For the years ended December 31, 2025, 2024 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

12. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, the Chief Executive Officer and Executive Director of the Group since November 2023. He was a Non-executive Director from June 2022 to November 2023. Before June 2022, he was the Chief Executive Officer and Executive Director;

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

12. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

(b)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;

(c)	CGY Investment Limited, an entity owns more than 10% voting interest of the Group before April 2024;

(d)	Aeneas Group Limited, an entity controlled by Ian Huen;

(e)	Aenco Technologies Ltd, an entity being 34.56% effectively owned by Ian Huen;

(f)	Aeneas Management Limited, an entity controlled by Ian Huen;

(g)	Libra Sciences Limited, an entity which was originally a wholly owned subsidiary of ATL. Since December 30, 2021, Libra has been turned into a related party to the Group due to the voting power owned by ATL is decreased to below 50% but more than 20%. (Note 13)

Amounts due from related parties, net

Amounts due from related parties consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Current
Libra Sciences Limited (Note b)	522,192	522,192
Allowance for credit loss	(522,192)	(522,192)
Total	$—	$—

Amounts due to related parties

Amounts due to related parties consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Current
Aeneas Group Limited (Note a)	$79,180	$79,180
Ian Huen	—	464
	$79,180	$79,644
Convertible notes to a related party
Jurchen Investment Corporation (Note 15)	3,418,500	3,238,500
Total	$3,418,500	$3,238,500

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

12. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Related party transactions

Related party transactions consisted of the following for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Loan from related parties (Note a)
- Aeneas Group Limited	$-	$-	$2,500,000

Issuance of Convertible Note to related parties (Note 15)
- Jurchen Investment Corporation	$-	$-	$3,000,000

Settlement of loan from a related party through issuance of Convertible Note (Note 15)
- Aeneas Group Limited	$-	$-	$3,000,000

Interest expenses (Note a and Note 15)
- Aeneas Group Limited	$-	$-	$71,123
- Jurchen Investment Corporation	$180,000	$180,000	$58,500
- Aenco Technologies Ltd	$-	$-	$(13,234)

Loan to related parties (Note b)
- Libra Sciences Limited	$-	$-	$92,459

Loan repayment and interest received from a related party (Note b)
- Talem Medical Group Limited	$-	$-	$611,641

Interest income (Note b)
- Talem Medical Group Limited	$-	$-	$4,637
- Libra Sciences Limited	$-	$-	$8,963

Consultant, secondment, management and administrative services fees (Note c)
- CGY Investments Limited	$-	$-	$153,640
- ACC Medical Limited	$-	$-	$138,768

Administrative management services (Note d)
- Libra Sciences Limited	$-	$-	$9,615

Healthcare services income
- Aeneas Management Limited	$-	$-	$961

Note a: On August 13, 2019, Aptorum Therapeutics Limited (“ATL”), a wholly owned subsidiary of the Company, entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing ATL to access up to a total $15 million in line of credit debt financing. Both line of credits have originally matured on August 12, 2022. ATL and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further four years to August 12, 2026. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. ATL may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty. As of the issuance date of this consolidated financial statements, the undrawn line of credit facility is $12 million.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

12. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Note b: On November 17, 2021, ATL entered into a loan agreement with Talem Medical Group Limited (the “Borrower”). According to the loan agreement, ATL granted a loan of up to AUD 4,700,000 for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing at a rate of 10% per annum and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. The loan is initially matured 6 months from the date of the first drawdown. The maturity date was extended for 6 months to the first extended maturity date, and further extended for another 6 months to the second extended maturity date. As of the date of the issuance of this consolidated financial statements, there is no outstanding balance from the Borrower following a repayment in February 2023.

On January 13, 2022, ATL entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. ATL and Libra Science Limited mutually agreed to terminate the line of credit agreement effect as of March 31, 2023. All existing liabilities arising from the line of credit agreement shall remain enforceable and repayable on demand by ATL. As of the issuance date of this consolidated financial statements, $0.5 million is outstanding from Libra Sciences Limited. For the year ended December 31, 2025, 2024 and 2023, the Group has assessed that the amounts due from Libra Science Limited and its subsidiary are potentially unrecoverable, and an allowance for credit loss amounting to $nil, $1,184 and $521,007 has been recognized, respectively.

Note c: CGY Investment Limited provided certain consultancy, advisory and management services to the Group on potential investment projects related to healthcare or R&D platforms. CGY Investment Limited is initially entitled to receive HK $104,000 (approximately $13,333) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$171,200 (approximately US$21,949) with effect from March 1, 2022. In August 2023, CGY Investment Limited agreed to suspend its monthly services fee from August 1, 2023. In November 2023, CGY Investment Limited and the Group reached a mutual agreement to terminate their contractual relationship.

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

As at the year ended December 31, 2025 and 2024, the asset and liability of the consolidated VIE is both zero.

The Group’s maximum exposure to loss from its involvement with unconsolidated VIE represents the estimated loss that would be incurred if the VIE is liquidated, so that the fair value of the equity investment in VIE is zero and the amounts due from the VIE have to be fully impaired.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

14. LEASE

As of December 31, 2025, the Group has a long-term operating lease for laboratories with remaining term expiring in 2026 and a remaining lease term of 0.2 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Lease cost
Operating lease cost	—	50,520	252,345
Short-term lease cost	—	3,374	65,221
Total lease cost	$—	$53,894	317,566

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$98,448	$120,824	389,365
Weighted-average remaining lease term – operating leases	0.2 years	1.2 years	1.9 years
Weighted-average discount rate – finance leases	—%	—%	—%
Weighted-average discount rate – operating leases	8.0%	8.0%	8.0%

For the years ended December 31, 2025, the Group did not recognize any impairment losses and loss on disposal of right-of-use assets.

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

The maturity analysis of operating leases liabilities as of December 31, 2025 is as follows:

December 31, 2025
Remaining periods ending December 31,
2026	24,573
Total future undiscounted cash flow	24,573
Less: Discount on operating lease liabilities	(145)
Present value of operating lease liabilities	24,428

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

15. CONVERTIBLE NOTE

On September 11, 2023, the Group entered into a securities purchase agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Group sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A Ordinary Shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain preferred shares that the Group owns (“Collateral”) (Note 4). Upon the Group’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Group prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Group can make that payment in cash or in shares.

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

On February 21, 2023, the Company was merged with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company is the surviving company on the terms of the plan of merger. According to the plan of merger, the par value of its Class A and Class B Ordinary Shares are changed from USD 10 to USD 0.00001.

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

For the year ended December 31, 2023, the Group issued 1,250,000 Class A Ordinary Shares to convertible note holders upon conversion (See Note 15).

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

16. ORDINARY SHARES (cont.)

For the year ended December 31, 2024 and 2023, the Group issued 427,060 and 791 Class A Ordinary Shares to share option holders as a result of exercise of options, respectively.

For the year ended December 31, 2024, the Group issued 446,842 Class A Ordinary Shares to Class B Ordinary Shares holders upon conversion.

On January 2, 2025, the Company entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company (the “Shares”), par value $0.00001 per share (the “Ordinary Shares”) at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000 (the “January 2025 Offering”) and the net proceeds after deducting the related expense is $2,699,200. The Securities Purchase Agreement was fully executed on January 3, 2025.

On October 14, 2025, the Company closed an offering of 1,000,000 Class A ordinary shares at a purchase price of $2.00 per unit, with each unit consisting of one Class A ordinary share and two restricted warrants (the "Investor Warrants", see Note 20) to purchase one Class A ordinary share each, for aggregate gross proceeds of $2,000,000 (the "October 2025 Offering"). Cash issuance costs are $284,001 and the net proceeds from the October 2025 Offering were approximately $1,716,000.

Of the $2,000,000 gross proceeds, $996,000 was allocated to the liability-classified Investor Warrants at their fair value (see Note 20), with the residual $1,004,000 allocated to the equity-classified Class A ordinary shares.

In connection with the October 2025 Offering, the Company issued warrants to purchase 60,180 Class A ordinary shares to the placement agent’s designees (the "Placement Agent Warrants") at an exercise price of $2.50 per share. The Placement Agent Warrants had a grant-date fair value of $23,606 (see Note 17) which was treated as an issuance cost of the offering.

Cash issuance costs of $284,001 and the Placement Agent Warrant fair value of $23,606 were allocated between the liability and equity instruments in proportion to the allocation of proceeds ($141,433 and $11,756, respectively, to the warrant liability, expensed as incurred; and $142,568 and $11,850, respectively, to equity, charged to additional paid-in capital).

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

17. SHARE BASED COMPENSATION (cont.)

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

A summary of the option activity for the years ended December 31, 2025, 2024 and 2023 changes during the period are presented below:

	Number of share options(1)	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value
Outstanding, January 1, 2025	—	—	—
Outstanding, December 31, 2025	—	—	—	—
Exercisable, December 31, 2025	—	—	—	—
Vested, December 31, 2025	—	—	—	—

Outstanding, January 1, 2024	427,060	3.59	9.28
Exercised	(427,060)	1.49		1,436,963
Outstanding, December 31, 2024	—	—	—	—
Exercisable, December 31, 2024	—	—	—	—
Outstanding, January 1, 2023	272,126	21.54	10.83

Granted	403,820	2.68
Exercised	(791)	20.90		—
Modified	(248,095)	21.74
Outstanding, December 31, 2023	427,060	3.59	9.28	—
Exercisable, December 31, 2023	420,157	3.43	9.42	—

(1)	All per share amounts and shares outstanding for all periods have been retroactively restated to reflect APTORUM GROUP LIMITED’s 1 for 10 reverse stock split, which was effective on January 23, 2023.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

17. SHARE BASED COMPENSATION (cont.)

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

Placement agent warrants

In connection with the October 2025 Offering (see Note 16), the Company issued warrants to purchase 60,180 Class A ordinary shares to the placement agent’s designees at an exercise price of $2.50 per share. The Placement Agent Warrants were immediately exercisable upon issuance on October 10, 2025 and expire on the earlier of 24 months from the effective date of a registration statement or October 10, 2030. The Placement Agent Warrants are accounted for under ASC 718 as share-based compensation issued in exchange for services. The grant date fair value of the Placement Agent Warrants was $23,606 which was treated as an issuance cost of the October 2025 Offering (see Note 16). The Placement Agent Warrants were classified as temporary equity under ASC 480-10-S99-3A due to certain contingent redemption provisions in the warrant. The contractual redemption amount of the Placement Agent Warrants on the issuance date was $47,000, which was reclassified from additional paid-in capital to temporary equity. Since the contingent event is not probable to occur, no subsequent remeasurement of the temporary equity amount is required. See Note 20 for additional information regarding warrants.

18. NON-CONTROLLING INTEREST

On February 1, 2023, Aptorum Medical Limited issued 122 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 91% to 90%. As a result, a total deficit of $67,766 was reclassified from additional paid-in capital to non-controlling interests within the Group’s consolidated financial statements for the years ended December 31, 2023.

In November 2024, the Group acquired 10,000 Class A Ordinary Shares and 5,850,000 Class B Ordinary Shares of Scipio, achieving control over the entity. As a result of this acquisition, Scipio is no longer classified as a VIE under the Group and it became a subsidiary under the Group.

19. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Numerator:
Net loss attributable to Aptorum Group Limited	$(1,363,270)	$(4,267,806)	(2,824,647)
Denominator:
Basic and diluted weighted average shares outstanding	7,351,784	5,453,103	4,521,133

Net loss per share attributable to Aptorum Group Limited(1)
Basic and diluted loss per share	$(0.19)	$(0.78)	(0.62)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive. For the year ended December 31, 2025, 2024 and 2023, the total number of share options, warrants and convertible notes excluded from the calculation of diluted earnings per share due to their anti-dilutive nature, are 3,452,457, 1,392,277 and 1,293,723, respectively.

20. WARRANTS

In connection with the October 2025 Offering (see Note 16), the Company issued Investor Warrants to purchase 2,000,000 Class A ordinary shares and Placement Agent Warrants to purchase 60,180 Class A ordinary shares.

The Investor Warrants are exercisable immediately at an exercise price of $2.00 per share and expire twenty-four months from the effective date of a registration statement registering for resale the ordinary shares underlying the Investor Warrants. The Investor Warrants were classified as liabilities under ASC 815 due to certain settlement provisions that preclude equity classification.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

20. WARRANTS (cont.)

The fair value of the Investor Warrants was determined using a binomial option pricing model with the following inputs:

	As of October 14, 2025	As of December 31, 2025
Stock price	$1.59	$1.06
Exercise price	$2.00	$2.00
Expected term	2.5 years	1.93 years
Risk-free rate	3.49%	3.48%
Expected volatility	58.80%	58.10%
Dividend rate	0.00%	0.00%
Dilution factor	1	1
Fair value per share	$0.498	$0.153

Expected volatility was based on the historical volatility of comparable publicly traded companies. The Company recognized a gain of $690,000 on the change in fair value of the Investor Warrant liability for the year ended December 31, 2025, included in "Change in fair value of warrant liability" in the consolidated statements of operations.

The Placement Agent Warrants are exercisable immediately upon issuance and expire on the earlier of (i) 24 months from the effective date of a registration statement or (ii) October 10, 2030.

The grant-date fair value of the Placement Agent Warrants was $23,606, determined using the Black-Scholes option pricing model with the following inputs: stock price of $1.59, exercise price of $2.50, expected term of 2.5 years, risk-free rate of 3.48%, and expected volatility of 58.8% based on comparable public companies. The fair value of the Placement Agent Warrants was treated as an issuance cost of the October 2025 Offering (see Note 16). See Note 20 for additional information regarding warrants.

The Placement Agent Warrants were classified as temporary equity under ASC 480-10-S99-3A due to certain contingent redemption provisions in the warrant. The contractual redemption amount of the Placement Agent Warrants on the issuance date was $47,000, computed using the following contractually specified inputs: stock price of $1.59, exercise price of $2.50, expected volatility of 100%, risk-free rate of 3.48%, and remaining term of 2.5 years. This amount was reclassified from additional paid-in capital to temporary equity on the issuance date. Since the contingent event is not probable to occur, no subsequent remeasurement of the temporary equity amount is required.

As of December 31, 2025, the Company had 2,060,180 warrants outstanding to purchase Class A ordinary shares with a weighted-average exercise price of $2.01 and a weighted-average remaining contractual term of approximately 1.9 years.

APTORUM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

21. COMMITMENTS AND CONTINGENCIES

Contingent Payment Obligations

As of December 31, 2025, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are due upon achievements of specific conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amounts of the contingent milestone payments that the Group is required to pay up to different achievements of conditions and milestones under all license agreements in effect as of December 31, 2025 are below:

Amount
Drug molecules: up to the conditions and milestones of
From entering phase 1 to before first commercial sale	920,000
First commercial sale	800,000
Net sales amount more than certain threshold in a year	7,000,000
Subtotal	$8,720,000

For the years ended December 31, 2025, 2024 and 2023, the Group incurred $nil, $61,123 and $50,000 milestone payments under license agreements, respectively. For the years ended December 31, 2025, 2024 and 2023, the Group did not incur any royalties or research and development funding, respectively.

Legal proceedings

The Group is party to a lawsuit initially filed on notice on September 3, 2024, by Karen Cheung (“Plaintiff”) in the Supreme Court of the State of New York, County of New York (“State Court Action”) (Index No. 654541/2024), which sought relief arising from (i) violations of the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 § U.S.C. 1961(c), (ii)conspiracy to violate RICO, 18 U.S.C. § 1961(d), (iii) fraud, (iii) breach of fiduciary duty, (iv) negligent misrepresentation, (v) unjust enrichment, (vi) civil conspiracy and (vii) violations of the federal Securities Act of 1933, 15 § U.S.C. 77a et. seq. On December 27, 2024, the Group filed a Notice of Removal in the U.S. District Court for the Southern District of New York (Case No.1:24-cv-09969-VSB-OTW) removing the State Court Action to federal court. On December 30, 2024, the Group filed a demand for service of the complaint on the Group. Plaintiff filed and served her Complaint on the Group on February 24, 2025, alleging claims for (i) violations of RICO 18 U.S.C. § 1962(c), (ii) conspiracy to violate RICO 18 U.S.C. § 1962(d), (iii) fraud; (iv) aiding and abetting breach of fiduciary duty, (v) unjust enrichment, and (vi) civil conspiracy. Following a motion, Plaintiff was granted leave to amend her Complaint and filed a First Amended Complaint on September 2, 2025. The parties entered into a briefing schedule on the Group’s anticipated motion to dismiss (“Motion to Dismiss”), and the Group filed its opening brief on the Motion to Dismiss on July 18, 2025. Plaintiff filed her opposition to the Motion to Dismiss on September 5, 2025, and the Company’s reply in support of the Motion to Dismiss is due on October 6, 2025. The Group continues to believe that Plaintiff’s claims have no merit. As such, the Group will continue to vigorously defend against Plaintiff’s claims. At this time, it is too early to estimate the costs and expenses of defending the lawsuit.

From time to time, the Group may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

22. SUBSEQUENT EVENTS

The Group evaluates all events and transactions that occur after December 31, 2025, there is no subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.